Form 20-F
period 2013-12-31
Coca-Cola HBC AG
filed 2014-03-31
CIK 1558633

Use these links to rapidly review the document

TABLE OF CONTENTS 2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: 31 December 2013
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:

Commission file number: 1-35891

Coca-Cola HBC AG
(Exact name of Registrant as specified in its charter)

COCA-COLA HBC AG
(Translation of Registrant's name into English)

SWITZERLAND
(Jurisdiction of incorporation or organisation)

Coca-Cola HBC AG
Turmstrasse 26
CH-6300 Zug
Switzerland
+41 41 726 0110
(Address of principal executive offices)

Jan Gustavsson, +41 (0) 41 726 01 37, jan.gustavsson@cchellenic.com,
Turmstrasse 26, CH-6300 Zug, Switzerland
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

           Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Ordinary shares of nominal value CHF 6.70 per ordinary share	New York Stock Exchange*
American Depositary Shares (ADSs), each ADS representing one ordinary share	New York Stock Exchange

*
Not for trading, but only in connection with the listing of the ADSs, pursuant to the requirements of the New York Stock Exchange

           Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934: None

           Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act of 1934: None

           Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as at 31 December 2013, the close of the period covered by the annual report: 367,690,225 ordinary shares (including 3,445,060 treasury shares) of nominal value CHF 6.70 per ordinary share

           Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☒    No ☐

           If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒

           Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

           Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

           Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).** Yes ☐    No ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

           Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in the filing.

           US GAAP ☐        International Financial Reporting Standards as issued by                    Other ☐
the International Accounting Standards Board ☒

           If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐                Item 18 ☐

           If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐                No ☒

**
This requirement does not apply to the registrant until the Commission determines otherwise.

INTRODUCTION

Information about this report

        Subject to certain differences, this document constitutes the Annual Financial Report in accordance with UK requirements (the "U.K. Annual Financial Report") and the Annual Report on Form 20-F in accordance with the US Securities Exchange Act of 1934 (the "Annual Report on Form 20-F" and, together with the U.K. Annual Financial Report, the "annual report") for Coca-Cola HBC AG ("CCHBC" or the "Company") for the year ended 31 December 2013. A cross reference to Form 20-F requirements is available in the section entitled "Cross Reference to Form 20-F".

        Unless the context requires otherwise, the "CCHBC Group" or the "Group" refers, for the time period prior to 25 April 2013, to Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries and, for the time period on and after 25 April 2013, to CCHBC and its subsidiaries. Similarly and unless the context requires otherwise, the "Board" and the "Operating Committee" mean, for the time period prior to 25 April 2013, the board of directors and the operating committee, respectively, of Coca-Cola Hellenic Bottling Company S.A. and, for the time period on and after 25 April 2013, the board of directors and the operating committee, respectively, of CCHBC. Furthermore, references to shareholders (or, synonymously, owners of the parent), any or all Board committees, and the auditors, each in relation to CCHBC, the CCHBC Group or the Group, refer, for the time period prior to 25 April 2013, to the shareholders, Board committees and the auditors, respectively, of Coca-Cola Hellenic Bottling Company S.A. and, for the time period on and after 25 April 2013, to the shareholders, Board committees and the auditors, respectively, of CCHBC. See the section entitled "Information on the CCHBC Group—Share Exchange Offer" for information on the Group's reorganisation and re-listing.

        Accordingly, the financial and operating data or other information included in this report reflect the financial position, financial performance, cash flows and historical information of Coca-Cola Hellenic Bottling Company S.A and its subsidiaries until 25 April 2013 and of CCHBC and its subsidiaries after the Group's reorganisation effective on 25 April 2013.

        The Statement of Directors' Responsibilities does not form part of CCHBC's Annual Report on Form 20-F as filed with the SEC.

Special note regarding forward-looking statements

        This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as "believe", "outlook", "guidance", "intend", "expect", "anticipate", "plan", "target" and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding the future financial position and results, CCHBC Group's outlook for 2014 and future years, business strategy and the effects of the global economic slowdown, the impact of the sovereign debt crisis, currency volatility, CCHBC Group's recent acquisitions, and restructuring initiatives on CCHBC Group's business and financial condition, CCHBC Group's future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure, free cash flow, effective tax rates and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect the CCHBC Group's current expectations and assumptions as to future events and circumstances that may not prove accurate. The CCHBC Group's actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described under the section entitled "Information on the CCHBC Group—Risk factors".

        Although the CCHBC Group believes that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, the CCHBC Group cannot assure that the CCHBC Group's future results, level of activity, performance or achievements will meet these expectations. Moreover, neither the CCHBC Group, nor its directors, employees, advisors nor any other person assumes responsibility for the accuracy and completeness of any forward-looking statements. After the date of this annual report, unless CCHBC Group is required by law or the rules of the UK Financial Conduct Authority and the United States Securities and Exchange Commission to update these forward-looking statements, the CCHBC Group will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in the CCHBC Group's expectations.

Presentation of financial and other information

        The CCHBC Group's financial year is 1 January to 31 December. The CCHBC Group prepares its financial statements in accordance with the International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board, or IASB. This annual report includes the CCHBC Group's audited consolidated balance sheets as at 31 December 2013 and 2012, and the related consolidated statements of income, of other comprehensive income, of changes in equity, and of cash flows for the periods ended 31 December 2013, 2012 and 2011.

        Unless otherwise indicated, all references in this annual report to "euro" and "€" are to the official currency of the member states of the European Union that adopted the single currency in accordance with the Treaty Establishing the European Economic Community (signed in Rome on 25 March 1957), as amended by the Treaty of European Union signed in Maastricht on 7 February 1992. The following countries in which the CCHBC Group operates have also adopted the euro as their official currency: Austria, Cyprus, Greece, Italy, Montenegro, the Republic of Ireland, Slovakia, Slovenia, Estonia and, effective 1 January 2014, Latvia. Additionally, the currencies of five countries in which the CCHBC Group operates are pegged to the euro. The euro-pegged currencies of Lithuania, the Former Yugoslav Republic of Macedonia (referred to as "FYROM"), and prior to 1 January 2014, Latvia, are permitted to fluctuate in relation to the euro within certain parameters whereas the currencies of Bosnia and Herzegovina and Bulgaria are not permitted to fluctuate.

        All references to "US dollar" and "$" are to the lawful currency of the United States. You should read the section entitled "Introduction, Exchange Rate Information" for historical information regarding the exchange rates between the euro and the US dollar based on the Noon Buying Rate for cable transfers as certified by the Federal Reserve Board of New York (the "Noon Buying Rate"). No representation is made that euro or US dollar amounts referred to in this annual report have been, could have been or could be converted into US dollars or euro at these particular rates or at any rates at all. Solely for convenience, this annual report contains translations of certain euro balances into US dollars at specified rates. These are simply translations, and you should not expect that a euro amount actually represents a stated US dollar amount or that it could be converted into US dollars at specified rates. In this annual report, unless otherwise specified, the translations of euro into US dollars have been made at a rate of €1.00 = $1.3924, being the Noon Buying Rate between the euro and the US dollar on 14 March 2014.

        All references in this annual report to "British pounds" or "GBP" are to the lawful currency of the United Kingdom. All references in this annual report to "Swiss Francs" or "CHF" are to the lawful currency of Switzerland.

        Unless otherwise specified, sales volume is measured in terms of unit cases sold. A unit case equals 5.678 litres or 24 servings of 8 US fluid ounces each. The unit case is the typical volume measure used in the CCHBC Group's industry.

        "Sparkling" beverages refers to the Group's core sparkling and ready-to-drink beverages, excluding sparkling water. "Still" beverages refer to non-sparkling non-alcoholic ready-to-drink beverages, excluding water. "Water" beverages refer to various water beverages.

        Unless the context requires otherwise, references to "TCCC" refer to The Coca-Cola Company and its subsidiaries.

        "Territories" means those countries where the CCHBC Group does business and currently include Armenia, Austria, Belarus, Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus, Estonia, FYROM (through an equity investment), Greece, Hungary, Italy (excluding the island of Sicily), Latvia, Lithuania, Moldova, Montenegro, Nigeria, Northern Ireland, Poland, the Republic of Ireland, Romania, the Russian Federation, Serbia (including the Republic of Kosovo), Slovakia, Slovenia, Switzerland, the Czech Republic and Ukraine. "Established Markets" refers to Austria, Cyprus, Greece, Italy, Northern Ireland, the Republic of Ireland and Switzerland. "Developing Markets" refers to Croatia, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia. "Emerging Markets" refers to Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM (through an equity investment), Moldova, Montenegro, Nigeria, Romania, the Russian Federation, Serbia (including the Republic of Kosovo) and Ukraine.

        Information on or accessible through the CCHBC Group's corporate website, www.coca-colahellenic.com, does not form part of and is not incorporated into this document.

Exchange rate information

        The table below shows the low, high, average and period-end Noon Buying Rates between the euro and the US dollar for the years ended 31 December 2013, 2012, 2011, 2010 and 2009.

Year ended 31 December	Low	High	Average*	End of period
2009	1.25	1.51	1.40	1.43
2010	1.20	1.45	1.32	1.33
2011	1.29	1.49	1.39	1.30
2012	1.21	1.35	1.29	1.32
2013	1.28	1.38	1.33	1.38

        The table below shows the low, high, average and period-end Noon Buying Rates between the euro and the US dollar for each month during the six months prior to the date of this annual report. The Noon Buying Rate between the euro and the US dollar on 14 March 2014 was €1.00 = $1.3924.

Month	Low	High	Average*	End of Period
September 2013	1.31	1.35	1.34	1.35
October 2013	1.35	1.38	1.36	1.36
November 2013	1.34	1.36	1.35	1.36
December 2013	1.35	1.38	1.37	1.38
January 2014	1.35	1.37	1.36	1.35
February 2014	1.35	1.38	1.37	1.38
March 2014 (through 14 March 2014)	1.37	1.39	1.38	1.39

*
The average of the Noon Buying Rates between the euro and the US dollar on the last business day of each month during the period or, in the case of monthly averages, the average of all business days in the month.

PERFORMANCE SUMMARY

Selected financial data

        The summary financial information (statement of income, cash flow, balance sheet and share and per share data) set forth below for the five year period ended 31 December 2013 has been derived from the CCHBC Group's audited consolidated financial statements prepared in accordance with IFRS. The CCHBC Group's consolidated balance sheets as at 31 December 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flow for the years ended 31 December 2013, 2012 and 2011 are included elsewhere in this annual report and the historical information for the years ended 31 December 2010 and 2009 is derived from the audited financial statements which are not included in this annual report, but are included in the CCHBC Group's 2010 Annual Report on Form 20-F filed with the SEC on 29 March 2011. Historical information for the year ended 31 December 2009 has not been adjusted for the adoption of IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interest in Other Entities.

        You should read the following summarised financial information together with "Operating and Financial Review and Prospects" and the CCHBC Group's audited consolidated financial statements and the related notes included in this annual report.

	As at and for the year ended
	31 December 2013(1)	31 December 2013	31 December 2012	31 December 2011(2)	31 December 2010(2)	31 December 2009(2)
(amounts in millions of euro or US dollars, as indicated, except for sales volume data in millions of unit cases, per share data in euro or US dollars, as indicated, number of ordinary shares outstanding and percentages)

Statement of income data:
Net sales revenue	$9,571.4	€6,874.0	€7,044.7	€6,824.3	€6,761.6	€6,543.6
Cost of goods sold	(6,180.2)	(4,438.5)	(4,522.2)	(4,254.7)	(4,042.7)	(3,904.7)
Gross profit	3,391.2	2,435.5	2,522.5	2,569.6	2,718.9	2,638.9
Operating expenses	(2,793.6)	(2,006.3)	(2,078.1)	(2,048.2)	(2,048.4)	(1,953.7)
Restructuring costs	(77.3)	(55.5)	(106.7)	(71.1)	(36.5)	(44.9)
Operating profit	520.3	373.7	337.7	450.3	634.0	640.3
Profit after tax attributable to owners of the parent	308.0	221.2	190.4	264.4	421.0	400.3
Cash flow data:
Net cash provided by operating activities	$1,092.9	€784.9	€753.6	€828.3	€970.4	€997.2
Net cash used in investing activities	(460.6)	(330.8)	(403.7)	(371.8)	(356.7)	(342.9)
Net cash used in financing activities	(215.3)	(154.6)	(358.5)	(309.8)	(512.8)	(1,143.3)
Free cash flow(3)	574.6	412.7	341.3	427.2	536.9	546.2
Balance sheet data:
Intangible assets	$2,675.2	€1,921.3	€1,944.6	€1,935.4	€1,954.6	€1,874.1
Share capital(4),(5)	2,781.2	1,997.4	370.2	549.8	183.1	182.8
Total assets	10,129.4	7,274.8	7,250.1	7,243.5	7,185.0	6,787.8
Net assets	4,131.7	2,967.3	3,006.5	2,920.2	3,031.1	2,555.1
Long-term borrowings, less current portion	2,581.0	1,853.6	1,604.7	1,939.8	1,662.8	2,100.7

	As at and for the year ended
	31 December 2013(1)	31 December 2013	31 December 2012	31 December 2011(2)	31 December 2010(2)	31 December 2009(2)
(amounts in millions of euro or US dollars, as indicated, except for sales volume data in millions of unit cases, per share data in euro or US dollars, as indicated, number of ordinary shares outstanding and percentages)

Share and per share data:
Average ordinary shares outstanding(5)	363,551,433	363,551,433	363,867,871	363,010,078	363,320,142	364,868,713
Cumulative treasury shares(5)	3,445,060	3,445,060	3,430,135	3,430,135	3,430,135	1,111,781
Profit after tax attributable to owners of the parent per ordinary share: basic(5)	$0.85	€0.61	€0.52	€0.73	€1.16	€1.10
Profit after tax attributable to owners of the parent per ordinary share: diluted(5)	$0.85	€0.61	€0.52	€0.73	€1.16	€1.09
Cash dividends declared per ordinary share(6)	$0.47	€0.34	—	—	—	€0.30
Capital return per ordinary share(7)	—	—	€0.34	€0.50	—	€1.50
Other operating data:
Unit cases volume	2,060.5	2,060.5	2,084.7	2,087.4	2,105.0	2,069.3
Operating expenses as a percentage of net sales revenue(8)	29.2%	29.2%	29.5%	30.0%	30.3%	29.9%

(1)
Convenience translation figures are translated at the 14 March 2014 Noon Buying Rate for euro of €1.00 = $1.3924. The translation to US dollars has been provided solely for the purposes of convenience and should not be construed as a representation that the amounts represent, or have been or could be converted into US dollars at that or any other rate.

(2)
Historical information for the year ended 31 December 2009 has not been adjusted for the adoption of IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interest in Other Entities.

(3)
Free cash flow is a non-IFRS measure used by the CCHBC Group that is defined as the cash generated by operating activities after payments for purchases of property, plant and equipment net of proceeds from sales of property, plant and equipment and after principal repayments of finance lease obligations. For a reconciliation of free cash flow see the section "Key Financial Results—Free Cash Flow".

(4)
These components of equity reflect the capital structure of Coca-Cola Hellenic Bottling Company S.A. for the period from 1 January 2012 to 25 April 2013 and the capital structure of CCHBC following the Group's reorganisation.

(5)
On 30 April 2009, Coca-Cola Hellenic Bottling Company S.A. resolved to buy-back a maximum of 5% of its paid-in share capital during the period that is 24 months from the date of the extraordinary general meeting of 27 April 2009, which approved a share buy-back programme pursuant to Article 16 of Greek Codified Law 2190/1920 (until 26 April 2011). Based on Coca-Cola Hellenic Bottling Company S.A.'s capitalisation at that time, the maximum amount that might have been bought back pursuant to the programme was 18,270,104 Coca-Cola Hellenic Bottling Company S.A. ordinary shares ("Coca-Cola Hellenic Shares"). Purchases under the programme were subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per Coca-Cola Hellenic Share. Applicable law does not specify the extent of implementation of such approved share buy-back programmes. The buy-back programme expired on 26 April 2011. During the period from 30 April 2009 to 26 April 2011, Coca-Cola Hellenic Bottling Company S.A. purchased 3,430,135 Coca-Cola Hellenic Shares pursuant to the share buy-back programme. Additionally, in order to eliminate any corresponding dilution of the tendering holders of ordinary shares of CCHBC ("CCHBC Ordinary Shares") and American depositary shares of CCHBC ("CCHBC ADSs"), after settlement of the Share Exchange Offer, 14,925 shares, representing CCHBC's initial share capital, were purchased from the former sole shareholder of CCHBC, Kar-Tess Holding, bringing the CCHBC Ordinary Shares that are held by the CCHBC Group as treasury shares to 3,445,060.
  On 25 April 2013, CCHBC acquired 96.85% (355,009,014 shares) of the issued Coca-Cola Hellenic Shares, including shares represented by American depositary shares ("Coca-Cola Hellenic ADSs"), following the successful completion of the Share Exchange Offer and became the new parent company of the CCHBC Group.
  On 17 June 2013, CCHBC completed its statutory buy-out of the remaining Coca-Cola Hellenic Shares that it did not acquire upon completion of the Share Exchange Offer. Consequently, Coca-Cola Hellenic Bottling Company S.A. became a wholly owned subsidiary of CCHBC. Out of the remaining 3.15% interest acquired in Coca-Cola Hellenic Bottling Company S.A., representing 11,544,493 Coca-Cola Hellenic Shares, 11,467,206 Coca-Cola Hellenic Shares were exchanged for an equal number of CCHBC Ordinary Shares and 77,287 Coca-Cola Hellenic Shares were acquired for an aggregate cash consideration of €1.0 million.
  In 2013, the share capital of CCHBC increased by the issue of 1,199,080 new CCHBC Ordinary Shares following the exercise of stock options pursuant to the CCHBC's employees' stock option plan (the "ESOP"). Total proceeds from the issuance of the shares under the ESOP amounted to €16.4 million.
  Following the above changes, and including the 3,445,060 CCHBC Ordinary Shares that are held by the CCHBC Group as treasury shares, on 31 December 2013 the share capital of the Group amounted to €1,997.4 million and comprised 367,690,225 CCHBC Ordinary Shares with a nominal value of CHF 6.70 each.

(6)
On 19 June 2013, the extraordinary general meeting of CCHBC approved the distribution of a €0.34 dividend per CCHBC Ordinary Shares. The total dividend amounted to €124.7 million and was paid on 23 July 2013.

(7)
On 18 September 2009, Coca-Cola Hellenic Bottling Company S.A. announced a proposal for a re-capitalisation which resulted in a capital return of €548.1 million to its shareholders (or €1.50 per Coca-Cola Hellenic Shares). At the extraordinary general meeting held on 16 October 2009, the shareholders approved an increase of Coca-Cola Hellenic Bottling Company S.A.'s share capital by €548.1 million, through capitalisation of share premium and an increase in the nominal value of each Coca-Cola Hellenic Shares by €1.50 per share. At the same extraordinary general meeting, Coca-Cola Hellenic Bottling Company S.A.'s shareholders also approved the decrease of its share capital by €548.1 million, through a reduction of the nominal value of the Coca-Cola Hellenic Shares by €1.50 per share and an equal amount of capital was returned to Coca-Cola Hellenic Bottling Company S.A.'s shareholders in cash. Following shareholder and regulatory approval, Coca-Cola Hellenic Bottling Company S.A. realised the capital return on 2 December 2009. The capital return was financed through a combination of accumulated cash and a new €300 million 7-year bond issue. Coca-Cola Hellenic Bottling Company S.A. issued this bond in November 2009, through its 100% owned subsidiary Coca-Cola HBC Finance B.V. in an aggregate principal amount of €300 million due in 2016.

On 6 May 2011, the annual general meeting of the shareholders resolved to reorganise Coca-Cola Hellenic Bottling Company S.A.'s share capital. Coca-Cola Hellenic Bottling Company S.A.'s share capital increased by an amount equal to €549.7 million. The increase was performed by capitalising share premium reserves and increasing the nominal value of each share from €0.50 to €2.00. Coca-Cola Hellenic Bottling Company S.A.'s share capital was subsequently decreased by an amount equal to €183.2 million by decreasing the nominal value of each Coca-Cola Hellenic Share from €2.00 to €1.50, and distributing such €0.50 per share difference to Coca-Cola Hellenic Bottling Company S.A.'s shareholders in cash.

On 25 June 2012, the annual general meeting of the shareholders resolved to decrease Coca-Cola Hellenic Bottling Company S.A.'s share capital by an amount equal to €124.6 million by decreasing the nominal value of each Coca-Cola Hellenic Share by €0.34 per share, from €1.50 to €1.16 per share, and to distribute such €0.34 per share difference to Coca-Cola Hellenic Bottling Company S.A.'s shareholders in cash. Furthermore, on the same date, it was resolved to decrease the share capital of Coca-Cola Hellenic Bottling Company S.A. by an amount equal to €55.0 million by decreasing the nominal value of the Coca-Cola Hellenic Shares by €0.15 per share, from €1.16 to €1.01 per share, in order to extinguish accumulated losses reflected in the unconsolidated financial statements of Coca-Cola Hellenic Bottling Company S.A. in an equal amount.

(8)
Operating expenses as a percentage of net sales revenue is defined as total operating expenses divided by total net sales revenue.

 Chairman's statement

Dear Shareholder

        Although 2013 remained a challenging year in most of our markets, we remained focused on our four strategic priorities: community trust, customer preference, consumer relevance and cost leadership.

        As a result, our initiatives in the marketplace delivered encouraging results and allowed us to gain or maintain volume share in sparkling beverages and value share in the non-alcoholic ready-to-drink beverages categories in the majority of our markets. This outcome, especially against the backdrop of economic difficulties and volatility in our territories reaffirmed my confidence that we will continue to capture growth opportunities as they emerge.

        In 2013, we continued to drive efficiency and cost reduction by leveraging the scale and geographic footprint of our business. We are centralising business services in low-cost environments and investing in cross-border manufacturing and logistics. Furthermore, we are exploiting the flexibility of our business strategy to respond to market trends so as to offer value to both customers and consumers. Our winning at the point of sale strategy has made us a leader in the sparkling beverages category in all of our 28 markets.

        Our admission to premium listing on the London Stock Exchange in 2013 represented a major milestone. Later in the year, we were also included in the FTSE 100 and FTSE All-Share indices. We expect this to benefit our shareholders through enhanced trading liquidity and to allow our company access to a wider pool of institutional investors.

        We believe strong governance is critical to the long-term creation of shareholder value. In preparation for our premium listing on the London Stock Exchange, and in light of the UK Corporate Governance Code, we reviewed and refreshed our corporate governance practices. We also increased the number of independent non-executive directors and introduced annual elections to the Board by our shareholders. With the retirement of Kent Atkinson, we appointed two new independent non-executive directors in 2013: Stefan F. Heidenreich and Susan Kilsby. I would like to extend my sincerest thanks to Kent for his contributions over many years and welcome Stefan and Susan to the Board.

        In challenging times, sustainability programmes are more important than ever in maintaining trust in our business. Now in their second decade, our environmental projects focus on three key areas: water stewardship, energy and emissions, and packaging, waste and recycling. To help promote sustainability and corporate responsibility, we support local networks of the United Nations Global Compact and other business initiatives. In 2013, our Romanian plant in Ploiesti received the first European Water Stewardship Standard Gold Medal.

        Obesity remains a critical challenge in the markets we serve. To safeguard our future growth, we are renewing our efforts to help address this issue, encouraging active lifestyles, offering low and no-calorie beverages and promoting understanding of the calorie content and ingredients of our beverages.

        Our listings in sustainability indices are an important measure of trust in our business. Our score on the Dow Jones Sustainability Indices (Europe and World) showed further improvement in 2013, the sixth consecutive year we have maintained our listing. Among beverage companies, CCHBC was ranked first in Europe and second in the world for sustainability.

        We are cautiously optimistic about the year ahead, despite continuing volatility across our territories. By continuing to deliver on our strategic commitments, we will drive operational performance and create value for our shareowners and our communities. To that end, the Board has recommended a dividend of €0.354 per share for approval by shareholders.

        Finally, I would like to thank all our employees for their contribution throughout the year. I look forward to seeing you at our Annual General Meeting.

George A. David
 Chairman of the Board

 CEO statement

Chief Executive's Review

Dear Shareholder

        We achieved a significant milestone in 2013 as we reorganised the Group under a new Swiss holding company with a premium listing on the London Stock Exchange (LSE) and were included in the FTSE 100 and FTSE All-Shares indices. This provides enhanced visibility with the global institutional investor community and helps optimise our borrowing costs and capital structure.

        During the year, we made good progress in improving our operating performance despite persistent challenging trading conditions in a number of our markets. We are implementing our 'Play to Win' strategy to achieve sustainable growth and to capture significant opportunities available across our well-balanced portfolio of countries.

        A critical part of our strategy is to build a solid foundation for future growth by acting responsibly and over the years we have gained public recognition for our accomplishments. Our inclusion in the Dow Jones Sustainability Indices and the FTSE4Good index reflects our commitment to earn the trust of the communities in which we operate and to make our social and environmental responsibilities an integral part of our daily operations.

2013 in review

        In 2013, adverse economic conditions and volatility in the majority of our markets led to downward pressure on our sales volume. Despite these challenges, we managed to improve our operating profit through more efficient management of operating expenses. In particular, we were able to leverage the scale and footprint of our operations by centralising business services in low cost environments and investing in opportunities for cross-border manufacturing and logistics. As a result of these initiatives, our operating margin increased after several years of decline. We also made good progress towards improving our working capital position, delivering negative working capital for the first time ever and improving our free cash flow.

Winning in the marketplace

        During the year, we continued to deliver on our long-term commitment to meet our consumers' beverage needs with our portfolio of premium brands, carefully selecting the appropriate package and channel for each brand and leveraging our OBPPC (occasion-based brand, package, price and channel) strategy. Our consumer initiatives, such as our 'Connect—Share a Coke' campaign also contributed to increased sales of single-serve packages.

        Sparkling beverages remain our priority category, spearheaded by trademark Coca-Cola, and in 2013 we achieved all-time high volume shares in 15 of our markets. We also grew or maintained our overall NARTD value share in the majority of our markets.

        Looking ahead, I am optimistic that the new offerings that we introduced during the year, including Cappy Pulpy, will yield positive results in 2014 and beyond.

Cost Optimisation

        We have set three core targets: to improve and optimise our infrastructure; to leverage our scale and to exploit our SAP Wave 2 platform across the business. During 2013 we achieved success in each of these objectives.

        We continued to build our Business Services Organisation in Bulgaria with a view to streamlining and centralising many of our finance and HR processes and improving customer service and internal controls. We also continued to consolidate our procurement processes in order to leverage our scale to secure competitive input pricing.

        Since 2008, we have reduced the number of manufacturing plants in Established and Developing Markets by 32%, and the distribution centres and warehouses in our total footprint, by 16% and by 9% respectively. We have also invested in new, state of the art facilities, with an emphasis on cross border consolidation. In 2013, for example, we opened an innovative new juice drink production facility in Romania to service our operations in Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Romania and Slovakia.

        With the recent implementation in Nigeria, almost 100% of the Group is now sharing SAP Wave 2, representing one of our greatest initiatives to improve operating efficiencies.

Our people

        We continue to focus on the skills and capabilities of our more than 38,000 employees. In 2013, a core focus was maintaining and strengthening our talent pipeline ensuring that we have the right people in the right positions. As a result of our efforts, 90% of new general managers and more than 80% of function heads were promoted from within the Group. We also hired more than 200 management trainees, 50% more than in 2012. Our accomplishments were recognised through our employee surveys, which showed a 6% improvement in both engagement and values scores, despite significant austerity measures in many of our countries. The engagement levels of our top 300 leaders exceeded benchmarks against other fast moving consumer goods companies.

A positive impact

        Acting responsibly and maintaining trust in our business is a cornerstone for our sustainable development and future growth. In 2013, we supported Youth Development initiatives in many countries particularly those most impacted by the economic downturn. In Bulgaria, in conjunction with Sofia Technical University and the English Language Faculty of Engineering, company employees voluntarily gave lectures to students to enhance their business skills. Similarly we have Graduate Trainee Schemes in many operations, offering young and talented individuals the opportunity to build a career within our organisation. In 2013, we more than doubled participation with 400 graduates taking part. Both of these programmes will be run again during 2014.

        We continue to build on our strong partnership with the Red Cross/Red Crescent societies particularly in disaster relief preparedness, community care, health training and fund raising. During 2013, we provided help and supply of almost 200,000 litres of beverages to rescue workers, volunteers and flood victims, as well as emergency funding in Austria, Czech Republic, Slovakia and Hungary.

        Active lifestyle programmes to get young people and their families to move more and be physically active are becoming increasingly important, and in 2013 more than 2.1 million people participated in these programmes across Coca-Cola HBC territories.

        Other initiatives included supporting International Danube Day, the world's largest river festival and working with The Coca-Cola Company's 5by20 programme to empower women in Nigeria, with 32,000 outlets now managed by women entrepreneurs.

        Our CO2 emissions initiatives focused on improving energy efficiency and switching to cleaner energy sources, reducing our energy consumption, working with suppliers to reduce indirect emissions, developing and promoting low-carbon technologies and rolling-out Hydrofluorocarbon-free (HFC-free) coolers.

 Looking Forward

        Looking ahead, economic conditions in most of our markets will remain weak in 2014 and we expect macroeconomic and currency exchange headwinds. We have built strong foundations to capture opportunities for future growth. In our emerging markets, average per capita consumption of sparkling beverages is less than one third of the per capita consumption in the UK and less than a quarter of the per capita consumption in Germany. We believe that over time, convergence to these higher consumption levels represents an attractive growth opportunity for Coca-Cola HBC.

        We also have important growth opportunities in working closely with our current customers to create joint value. Across many of our markets local and private brands still account for a significant share of the NARTD beverage category. We believe that our portfolio of brands combined with our proven ability to win at the point of sale, positions us well to capture growth for the long term.

        Last but not least, we will continue to drive operating efficiencies to enhance our competitiveness. For 2014, our objective is to further improve the efficiency of our production infrastructure, continue to optimise our logistics and route-to-market, make strategic revenue-generating investments and maintain tight cost control.

Dimitris Lois
 Chief Executive Officer

INFORMATION ON THE CCHBC GROUP

Historical information

        The CCHBC Group was formed through the combination of Hellenic Bottling Company S.A. and Coca-Cola Beverages plc on 9 August 2000.

        Hellenic Bottling Company S.A., a corporation incorporated under the laws of Greece in 1969, was headquartered in Athens. In 1981, Kar-Tess Holding acquired a 99.9% interest in Hellenic Bottling Company S.A. The shares of Hellenic Bottling Company S.A. were listed on the Athens Exchange in July 1991 and it became the largest non-financial company listed on the Athens Exchange. The Kar-Tess Group held an interest of approximately 68.6% in Hellenic Bottling Company S.A. immediately prior to its acquisition of Coca-Cola Beverages plc in August 2000.

        Hellenic Bottling Company S.A.'s original territory was Greece, where TCCC granted it bottling rights in 1969. After 1981, Hellenic Bottling Company S.A. expanded its business through acquisitions and, immediately prior to the acquisition of Coca-Cola Beverages plc, operated bottling plants in 11 countries having an aggregate population of approximately 200 million. Hellenic Bottling Company S.A. had operations in Greece, Bulgaria, Armenia, FYROM (through an equity investment), Serbia, Montenegro, Northern Ireland, the Republic of Ireland, Nigeria, part of Romania, Moldova and part of the Russian Federation (through an equity investment).

        In July 1998, Coca-Cola Amatil Limited, an Australian-based bottler of the products of TCCC, de-merged its European operations, resulting in the formation of Coca-Cola Beverages plc. The Territories served by Coca-Cola Beverages plc consisted of Austria, Switzerland, Croatia, the Czech Republic, Hungary, Poland, Slovakia, Slovenia, Belarus, Bosnia and Herzegovina, part of Romania and Ukraine. Coca-Cola Beverages plc also acquired the Northern and Central Italian bottling operations of TCCC As a result, immediately prior to its acquisition by Hellenic Bottling Company S.A., Coca-Cola Beverages plc had bottling operations in 13 countries with an aggregate population of approximately 200 million. Coca-Cola Beverages plc was incorporated under the laws of England and Wales and was listed on the London Stock Exchange ("LSE"), with a secondary listing on the Australian Stock Exchange. Immediately prior to Coca-Cola Beverages plc's acquisition by Hellenic Bottling Company S.A, TCCC held, directly and indirectly, a 50.5% interest in Coca-Cola Beverages plc, The Olayan Group, a diversified multinational Saudi Arabian group which holds an interest in the bottler of products of TCCC for Saudi Arabia, held a 10.8% interest, while the remainder of Coca-Cola Beverages plc's shares were publicly held.

        Following the acquisition of Coca-Cola Beverages plc, Hellenic Bottling Company S.A. was renamed Coca-Cola Hellenic Bottling Company S.A. and became the second largest bottler of products of TCCC in the world at that time, based on sales volume. The CCHBC Group retained its headquarters in Athens and Coca-Cola Hellenic Bottling Company S.A.'s shares were listed on the Athens Exchange, with secondary listings on the LSE and the Australian Stock Exchange.

        On 23 November 2001, the CCHBC Group purchased from TCCC all of its wholly-owned and majority-owned bottling operations in the Russian Federation through the purchase of the Cyprus holding company, Star Bottling Limited and LLC Coca-Cola Stavropolye Bottlers. The Russian operating subsidiary of Star Bottling Limited is LLC Coca-Cola HBC Eurasia following the merger of LLC Coca-Cola Vladivostok Bottlers in 2005. In addition, on the same date the CCHBC Group also purchased TCCC's 40% interest in Coca-Cola Molino Beverages Limited, a company in which the CCHBC Group already held the remaining 60%. As a result of this acquisition, the CCHBC Group gained the exclusive rights to sell and distribute products of TCCC throughout the Russian Federation. On 2 January 2002, the CCHBC Group completed the acquisition from TCCC of its bottling operations in the Baltic countries of Lithuania, Estonia and Latvia.

        Coca-Cola Hellenic Bottling Company S.A. listed its ADSs on the NYSE on 10 October 2002.

        Since 2002, the CCHBC Group have expanded their presence in the combined Still and Water beverages category. The CCHBC Group acquired Römerquelle GmbH, an Austrian mineral water company (December 2003), Gotalka d.o.o., a Croatian mineral water company (January 2004), Bankya Mineral Waters Bottling Company EOOD, a Bulgarian mineral water company (June 2005). The CCHBC Group developed the NaturAqua mineral water brand in Hungary (November 2002) and the Olimpja water brand in Bosnia (August 2004).

        The CCHBC Group acquired, jointly with TCCC, Valser Mineralquellen AG, a Swiss mineral water company (September 2002), Dorna Apemin S.A., Romania's premier sparkling mineral water company (December 2002), Multivita sp. z o.o., a Polish mineral water company (October 2003), Vlasinka d.o.o., a Serbian mineral water company (April 2005), the Multon Z.A.O. group, a leading Russian fruit juice producer (April 2005), Fresh & Co, a leading juice company in Serbia (March 2006) and Fonti del Vulture S.r.l., a producer of high quality mineral water in Italy with significant water reserves (July 2006).

        The CCHBC Group also acquired a hot beverages vending operator in Hungary, Yoppi Kft. (August 2006), a direct full service vending company in Italy, Eurmatik S.r.l. (May 2007) and a company owning a newly constructed production facility in the Russian Federation, OOO Aqua Vision (September 2007). Eurmatik S.r.l. was subsequently sold in February 2011.

        On 5 April 2006, the CCHBC Group successfully completed the tender offer for the outstanding share capital of Lanitis Bros Public Limited (subsequently renamed Lanitis Bros Limited), a beverage company in Cyprus, with a strong portfolio of products, including those of TCCC, as well as its own juice and dairy products. Following completion of the tender offer, the CCHBC Group acquired 95.4% of the share capital of Lanitis Bros Limited. Following completion of the tender offer, the CCHBC Group initiated a mandatory buy-out process in accordance with Cypriot law for the purposes of acquiring the remaining shares in Lanitis Bros Limited which was subsequently delisted from the Cyprus Stock Exchange. Subsequent to the date of acquisition and up to 31 December 2006, the CCHBC Group acquired an additional 11,218,735 shares representing 4.5% of the share capital of Lanitis Bros Limited for a total consideration of €3.4 million, bringing the CCHBC Group's equity ownership to 99.9%. Effective 28 March 2008, the CCHBC Group sold the "Lanitis" juice trademarks to TCCC. In December 2008, the CCHBC Group acquired the remaining share capital of Lanitis Bros Limited, bringing its equity ownership to 100%.

        On 11 December 2008, the CCHBC Group acquired 100% of Socib S.p.A. and related entities, the second largest Coca-Cola bottler in Italy. The territory of Socib S.p.A. covered the southern Italian mainland plus Sardinia. The total consideration for the transaction was €209.3 million (excluding acquisition costs), which included the assumption of debt of €38.9 million.

        During 2011, the CCHBC Group acquired the remaining non-controlling interests in Nigerian Bottling Company plc and Coca-Cola HBC—Srbija d.o.o., bringing the CCHBC Group's interest in these subsidiaries to 100%.

Share Exchange Offer

        On 11 October 2012, CCHBC announced a share exchange offer to acquire all of the outstanding Coca-Cola Hellenic Shares, including those represented by Coca-Cola Hellenic ADSs, in exchange for CCHBC Ordinary Shares or CCHBC ADSs on a one-for-one basis (the "Share Exchange Offer"). The purpose of the Share Exchange Offer was to facilitate a premium listing on the LSE of the CCHBC Group under a new Swiss holding company along with a parallel listing of the CCHBC Ordinary Shares on the Athens Exchange and a listing of the CCHBC ADSs on the New York Stock Exchange (the "NYSE").

        On 25 April 2013, CCHBC acquired 96.85% of the issued Coca-Cola Hellenic Bottling Company S.A. shares (representing 355,009,014 shares), including shares represented by ADSs, following the successful completion of the Share Exchange Offer and became the new parent company of the Group. Trading in CCHBC Ordinary Shares commenced on the LSE and the Athens Exchange and regular way trading in CCHBC ADSs commenced on the NYSE on 29 April 2013.

        On 17 June 2013, CCHBC completed the statutory buy-out under Greek law of the remaining shares of Coca-Cola Hellenic Bottling Company S.A. that it did not acquire upon completion of the Share Exchange Offer. Consequently, Coca-Cola Hellenic Bottling Company S.A. became a wholly owned subsidiary of CCHBC. Out of the remaining 3.15% interest acquired in Coca-Cola Hellenic Bottling Company S.A., representing 11,544,493 shares, 11,467,206 shares were exchanged for equal number of CCHBC Ordinary Shares and 77,287 shares were acquired for an aggregate cash consideration of €1.0 million.

        CCHBC's registered seat is in Steinhausen, Switzerland, and the address of its registered office is Turmstrasse 26, CH-6300 Zug, Switzerland. CCHBC's telephone number is +41 (0) 41 726 01 10. CCHBC has appointed CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, NY 10011, USA, as its agent for service of process in any suit, action or proceeding with respect to CCHBC Ordinary Shares or CCHBC ADSs and for actions under US federal or state securities laws brought in any US federal or state court located in The City of New York, Borough of Manhattan, and it has submitted to the jurisdiction of such courts.

Other recent transactions

Share buy-back (2012 and 2011)

        On 30 April 2009, Coca-Cola Hellenic Bottling Company S.A.'s board of directors authorised a buy-back programme for a maximum of up to 5% of its paid-in share capital during the 24-month period from the date of the extraordinary general meeting of 27 April 2009 which approved a share buy-back programme pursuant to Article 16 of Greek Codified Law 2190/1920 (i.e. until 26 April 2011). Based on Coca-Cola Hellenic Bottling Company S.A.'s capitalisation at that date, the maximum amount that might have been bought back pursuant to the programme was 18,270,104 shares. Purchases under the programme were subject to a minimum purchase price of €1.0 per share and a maximum purchase price of €20.0 per share. Applicable law does not specify the extent of implementation of such approved share buy-back programmes. The buy-back programme expired on 26 April 2011. During the period from 30 April 2009 to 26 April 2011, Coca-Cola Hellenic Bottling Company S.A. purchased 3,430,135 Coca-Cola Hellenic Shares pursuant to the share buy-back programme.

        On 25 June 2012, the annual general meeting of Coca-Cola Hellenic Bottling Company S.A.'s shareholders approved a share buy-back programme for a maximum of up to 5% of its paid-in share capital during the 24-month period following the meeting pursuant to Article 16 of Greek Codified Law 2190/1920. Based on Coca-Cola Hellenic Bottling Company S.A.'s capitalisation at that date, the maximum amount that could be bought back pursuant to the programme was 18,327,367 shares. Any purchases under the programme were subject to a minimum purchase price of €1.0 per share and a maximum purchase price of €30.0 per share. No shares were purchased pursuant to this programme.

Summary of recent acquisitions/disposals

        In recent years, the CCHBC Group has selectively broadened its portfolio of brands in its combined Still and Water beverages category through the acquisition of natural mineral water and juice businesses, in order to capture sales opportunities through its local distribution and marketing capabilities. While the CCHBC Group also remains open to the possibility of expanding into new

Territories over time, if such an opportunity arises, this does not currently form part of its core business strategy.

	Effective date of acquisition	Primary focus	Business segment	Location	Consideration
					(euro in millions)
Acquired business
MS Foods UAB	20 April 2011	Juice	Emerging	Belarus	2.5
Acquired non-controlling interests
Nigerian Bottling Company plc	29 August 2011	Non-alcoholic ready-to-drink beverages	Emerging	Nigeria	100.2
Coca-Cola HBC—Srbija d.o.o.	From 5 January 2011 to 19 August 2011	Non-alcoholic ready-to-drink beverages	Emerging	Serbia	17.7
CCHBC Bulgaria AD.	14 January 2013	Non-alcoholic ready-to-drink beverages	Emerging	Bulgaria	13.3
Disposed business
Eurmatik S.r.l.	2 February 2011	Vending machines	Established	Italy	13.5

Acquisition of non-controlling interest in CCHBC Bulgaria AD (2013)

        On 14 January 2013, the Group acquired 14.0% of CCHBC Bulgaria AD, bringing the Group's interest in the subsidiary to 99.39%. The consideration paid for the acquisition of non controlling interests acquired was €13.3 million and the carrying value of the additional interest acquired was €8.2 million, the difference between the consideration and the carrying value of the interest acquired has been recognized in retained earnings.

Acquisition of non-controlling interest in Nigerian Bottling Company plc ("NBC") (2011)

        On 8 June 2011, the board of directors of NBC, a subsidiary of CCHBC resolved to propose a scheme of arrangement between NBC and its non-controlling interests, involving the cancellation of part of the share capital of NBC. The transaction was approved by the board of directors and general assembly of NBC on 8 June 2011 and 22 July 2011, respectively, and resulted in the acquisition of the remaining 33.6% voting shares of NBC, bringing the interest of CCHBC in NBC to 100%. The transaction was completed in September 2011 and NBC was de-listed from the Nigerian Stock Exchange. The consideration for the acquisition of non-controlling interests was €100.2 million, including transaction costs of €1.8 million. The difference between the consideration and the carrying value of the interest acquired amounting to €60.1 million has been recognised in retained earnings while the accumulated components recognised in other comprehensive income have been reallocated within the equity of the CCHBC Group.

Acquisition of MS Foods UAB (2011)

        On 20 April 2011, the CCHBC Group, along with TCCC, acquired through Multon Z.A.O., the Russian juice joint arrangement, all outstanding shares of MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE ("Vlanpak"), a fruit juice and nectar producer in Belarus. The CCHBC Group's share of the acquisition consideration was €3.9 million including an assumption of debt of €1.4 million. The acquisition has resulted in the CCHBC Group recording of intangible assets of €2.9 million in its Emerging Markets segment. Acquisition related costs recognised as an expense in income statement, under operating expenses, amounted to €0.3 million.

Acquisition of non-controlling interest in Coca-Cola HBC—Srbija d.o.o. ("CCH Serbia") (2011 and 2010)

        On 25 June 2010, the CCHBC Group initiated a tender offer to purchase all remaining shares of the non-controlling interest in CCH Serbia. The tender offer was completed on 2 August 2010 and resulted in the CCHBC Group increasing its stake in CCH Serbia to 91.2% as at 31 December 2010. In 2011, the CCHBC Group acquired all the remaining interest in the subsidiary. The consideration paid for the acquisition of non-controlling interest acquired in 2011 was €17.7 million, including transaction costs of €0.4 million and the carrying value of the additional interest acquired was €11.4 million. The difference between the consideration and the carrying value of the interest acquired has been recognised in retained earnings.

Sale of Eurmatik S.r.l. (2011)

        In February 2011, the CCHBC Group sold all its interests in Eurmatik S.r.l., the vending operator in Italy. The consideration was €13.5 million and the cash and cash equivalents disposed were €0.4 million. The disposal resulted in the CCHBC Group derecognising €12.0 million of intangible assets and €12.7 million of net assets. The disposal of Eurmatik S.r.l resulted in a gain of €0.8 million in the Established Markets segment.

Organisational structure

        The table below sets forth a list of the CCHBC Group's principal companies, their country of registration and the CCHBC Group's effective ownership interest in such subsidiaries as at 14 March 2014.

Principal Companies	Country of registration	% ownership at 14 March 2014
3E (Cyprus) Limited(10)	Cyprus	100.0%
AS Coca-Cola HBC Eesti	Estonia	100.0%
Bankya Mineral Waters Bottling Company EOOD	Bulgaria	100.0%
Brewinvest S.A. Group(1)	Greece	50.0%
BrewTech B.V. Group(1)(4)	The Netherlands	50.0%
CC Beverages Holdings II B.V.	The Netherlands	100.0%
CCB Management Services GmbH	Austria	100.0%
CCHBC Armenia CJSC	Armenia	90.0%
CCHBC Bulgaria AD	Bulgaria	99.4%
CCHBC Insurance (Guernsey) Limited	Guernsey	100.0%
CCHBC IT Services Limited	Bulgaria	100.0%
Coca-Cola Beverages Austria GmbH	Austria	100.0%
Coca-Cola Beverages Belorussiya	Belarus	100.0%
Coca-Cola Beverages Ceska republika, s.r.o.	Czech Republic	100.0%
Coca-Cola Beverages Ukraine Ltd	Ukraine	100.0%
Coca-Cola Bottlers Chisinau S.R.L.	Moldova	100.0%
Coca-Cola Bottlers Iasi Srl	Romania	99.2%
Coca-Cola Bottling Company (Dublin) Limited	Republic of Ireland	100.0%
Coca-Cola HBC-Srbija d.o.o.(9)	Serbia	100.0%
Coca-Cola HBC B-H d.o.o. Sarajevo	Bosnia and Herzegovina	100.0%
Coca-Cola HBC Finance B.V.	The Netherlands	100.0%
Coca-Cola HBC Finance plc	England and Wales	100.0%
Coca-Cola HBC Greece S.A.I.C.(6)	Greece	100.0%
Coca-Cola HBC Holdings B.V.(8)	The Netherlands	100.0%
Coca-Cola HBC Hrvatska d.o.o.	Croatia	100.0%
Coca-Cola HBC Hungary Ltd	Hungary	100.0%

Principal Companies	Country of registration	% ownership at 14 March 2014
Coca-Cola HBC Ireland Limited	Republic of Ireland	100.0%
Coca-Cola HBC Italia S.r.l.	Italy	100.0%
Coca-Cola HBC Kosovo L.L.C.	Kosovo	100.0%
Coca-Cola HBC Northern Ireland Limited	Northern Ireland	100.0%
Coca-Cola HBC Polska sp. z o.o.	Poland	100.0%
Coca-Cola HBC Romania Ltd	Romania	100.0%
Coca-Cola HBC Slovenija d.o.o.	Slovenia	100.0%
Coca-Cola HBC Slovenska republika, s.r.o.	Slovakia	100.0%
Coca-Cola HBC Switzerland Ltd(2)	Switzerland	99.9%
Coca-Cola Hellenic B.V.(8)	The Netherlands	100.0%
Coca-Cola Hellenic Bottling Company-Crna Gora d.o.o., Podgorica	Montenegro	100.0%
Coca-Cola Hellenic Business Service Organisation(3)	Bulgaria	100.0%
Coca-Cola Hellenic Procurement GmbH	Austria	100.0%
Deepwaters Investments Ltd	Cyprus	50.0%
Lanitis Bros Ltd	Cyprus	100.0%
LLC Coca-Cola HBC Eurasia	Russia	100.0%
MTV West Kishinev Bottling Company S.A.	Moldova	100.0%
Multon Z.A.O. Group(1)(7)	Russia	50.0%
Nigerian Bottling Company Ltd(5)	Nigeria	100.0%
SIA Coca-Cola HBC Latvia	Latvia	100.0%
Star Bottling Limited	Cyprus	100.0%
Star Bottling Services Corp.	British Virgin Islands	100.0%
Tsakiris S.A.	Greece	100.0%
UAB Coca-Cola HBC Lietuva	Lithuania	100.0%
Valser Services AG(3)	Switzerland	99.9%
Yoppi Hungary Kft.	Hungary	100.0%

(1)
Joint arrangements (see note 6 to the CCHBC Group's consolidated financial statements for further information).

(2)
During 2010, Coca-Cola Beverages AG was renamed to Coca-Cola HBC Switzerland Ltd.

(3)
Incorporated during 2011.

(4)
The BrewTech B.V. Group of companies is engaged in the bottling and distribution of soft drinks and beer in FYROM. Prior to April 2012, the Brewtech B.V. Group formed part of the Brewinvest S.A. Group.

(5)
On 8 June 2011, the board of directors of Coca-Cola Hellenic Bottling Company S.A.'s subsidiary Nigerian Bottling Company plc ("NBC") resolved to propose a scheme of arrangement between NBC and its minority shareholders, involving the cancellation of part of the share capital of NBC. The transaction was approved by the board of directors and general assembly of NBC on 8 June 2011 and 22 July 2011, respectively, and resulted in the CCHBC Group to acquire all of the remaining 33.6% of the voting shares of NBC bringing the CCHBC Group's interest in the subsidiary to 100%. The transaction was completed in September 2011, see note 27 to the CCHBC Group's consolidated financial statements included elsewhere in this annual report for further information.

(6)
Effective from 1 August 2012, Elxym S.A. was renamed Coca-Cola HBC Greece S.A.I.C. On 25 June 2012, CCH's annual general meeting of shareholders approved the transfer of Coca-Cola

  Hellenic Bottling Company S.A.'s operating assets and liabilities to Coca-Cola HBC Greece S.A.I.C, in accordance with Greek Law 2166/1993.

(7)
On 20 April 2011, the CCHBC Group, along with TCCC, acquired through Multon Z.A.O., MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE, a fruit juice and nectar producer in Belarus.

(8)
Incorporated on 26 June 2013.

(9)
On 25 June 2010, the CCHBC Group initiated a tender offer to purchase all of remaining shares of the non-controlling interest in CCH Serbia. The tender offer was completed on 2 August 2010 and resulted in the CCHBC Group incresing its stake in CCH Serbia to 91.2% as of 31 December 2010. In 2011, the CCHBC Group acquired all of the remaining interests in the subsidiary. See note 27 to the CCHBC Group's consolidated financial statements included elsewhere in this annual report for further information.

(10)
On 29 November 2013, Coca-Cola Hellenic Bottling Company S.A. merged with and into 3E (Cyprus) Limited, a wholly-owned subsidiary of CCHBC and the surviving entity, in connection with an internal reorganisation of the CCHBC Group.

Business overview

Business and products

        The CCHBC Group owns, controls and operates a network of independent bottling plants and warehousing and distribution systems. The CCHBC Group operates 68 plants and 312 filling lines and maintains 252 distribution centers and 72 warehouses throughout the Territories. The CCHBC Group principally produces, sells and distributes non-alcoholic ready-to-drink beverages under bottlers' agreements and franchise arrangements with third parties and under its own brand names. The CCHBC Group also distributes beer and third party premium spirits in certain of its countries. The scale and reach of the CCHBC Group's distribution network and production capacity is a key element in its ability to deliver on its commercial objectives of developing and growing the range and penetration of its portfolio of products in each of the Territories.

        The CCHBC Group produces, sells and distributes an extensive portfolio of non-alcoholic ready-to-drink beverages. The CCHBC Group's business is principally engaged in producing, selling and distributing non-alcoholic ready-to-drink beverages under bottlers' agreements with TCCC. In some Territories the CCHBC Group also produces, sells, distributes and markets its own brands of juice and water beverages. In addition, the CCHBC Group bottles and distributes beer in Bulgaria and FYROM and the CCHBC Group distributes a selected number of third party premium spirit brands in certain of its countries. The CCHBC Group is one of the largest bottlers of non-alcoholic ready-to-drink beverages in Europe, operating in 28 countries with a total population of approximately 585 million people (including the CCHBC Group's equity investment in Brewinvest S.A., a business engaged in the bottling and distribution of beer in Bulgaria and BrewTech B.V., a business engaged in the bottling and distribution of beer and non-alcoholic ready-to-drink beverages in FYROM). In the year ended 31 December 2013, the CCHBC Group sold 2.1 billion unit cases (2.1 billion unit cases in 2012), generating net sales revenue of €6.9 billion (€7.0 billion in 2012). The products that the CCHBC Group produces, sells and distributes include Sparkling beverages and Still and Water beverages. The combined Still and Water beverages category includes juices, waters, sports and energy drinks and other ready-to-drink beverages such as teas and coffees. In the year ended 31 December 2013, the Sparkling beverages category accounted for 70% and the combined Still and Water beverages category accounted for 30% of the CCHBC Group's sales volume, as compared, respectively, to 69% and 31% in the year ended 31 December 2012. The CCHBC Group sells, produces and distributes products in a range of flavours and package combinations which vary from country to country.

        The CCHBC Group is one of TCCC's key bottlers. TCCC considers the CCHBC Group to be a strategic partner, based on factors such as size, geographic diversification and financial and management resources, in which TCCC has a significant equity interest. In their day-to-day business relationship, TCCC and the CCHBC Group work closely together to maximise the success of TCCC's brand-related business. Whereas TCCC's focus is on general consumer marketing and brand promotion of TCCC's products (involving, for example, building brand equity for TCCC-owned brands, analysing consumer preferences and formulating general strategies and media advertising plans), the CCHBC Group has primary responsibility for, and controls, the customer relationships and route to market in each of its relevant Territories and develops and implements its own sales and marketing strategy in each of its relevant Territories.

        The CCHBC Group has entered into bottlers' agreements with TCCC for each of the Territories under which the CCHBC Group has the right to exclusively produce and, subject to certain limitations, sell and distribute products of TCCC in each of these Territories. Sales of products of TCCC (including trademarked beverages of joint ventures to which TCCC is a party) represented 97% of the CCHBC Group's total sales volume in the year ended 31 December 2013, with sales of products under the Coca-Cola brand, the world's most recognised brand, representing 42% of the CCHBC Group's total sales volume in that period. In addition to the Coca-Cola brand, the CCHBC Group's other core brands include Fanta, Sprite, Coca-Cola light (which the CCHBC Group sells in some of its Territories under the Diet Coke trademark) and Coca-Cola Zero. The CCHBC Group's core brands together accounted for 65% of its total sales volume in the year ended 31 December 2013. The CCHBC Group also produces, sells and distributes a broad range of brands of other Sparkling, Still and Water beverages which varies from country to country. It also distributes third party premium spirits which also vary from country to country. The CCHBC Group is committed to exploring new growth opportunities in the Sparkling, Still and Water beverages categories with TCCC by introducing new products and packages that satisfy the changing demands and preferences of consumers for those products in the CCHBC Group's markets. The CCHBC Group is also committed to expanding its distribution of third party premium spirits.

        For further information on the CCHBC Group's relationships with the TCCC and affiliated entities, see the section entitled "Additional Disclosures—Related Party Transactions—Relationship with The Coca-Cola Company".

Markets

        The CCHBC Group divides its Territories into three reporting segments. The Territories included in each segment share similar socio-economic characteristics, consumer habits, per capita Sparkling beverage consumption levels, as well as regulatory environments, growth opportunities, customers and distribution infrastructures. The CCHBC Group's three reporting segments are as follows:

  •
  "Established Markets" which are Italy, Greece, Austria, the Republic of Ireland, Northern Ireland, Switzerland and Cyprus;

  •
  "Developing Markets" which are Poland, Hungary, the Czech Republic, Croatia, Lithuania, Latvia, Estonia, Slovakia and Slovenia; and

  •
  "Emerging Markets" which are the Russian Federation, Romania, Nigeria, Ukraine, Bulgaria, Serbia (including the Republic of Kosovo), Montenegro, Belarus, Bosnia and Herzegovina, Armenia, Moldova and FYROM (through an equity investment).

 Strengths

World's leading brands

        The CCHBC Group produces, sells and distributes Coca-Cola, the world's leading brand of non-alcoholic ready-to-drink beverages in terms of sales volume and the world's most recognised brand. The other brands licensed to the CCHBC Group by TCCC are also among the leading brands in their market categories. In particular, Coca-Cola light (which the CCHBC Group sells in some of its Territories under the Diet Coke trademark), Sprite and Fanta, together with Coca-Cola, are four of the world's five best-selling non-alcoholic ready-to-drink beverages in terms of sales volume.

Key bottler of TCCC

        The CCHBC Group is the second largest independent bottler of products of TCCC in the world in terms of net sales revenue and the second largest in terms of volume, reflecting its strategic importance within the Coca-Cola bottling system. The CCHBC Group works closely with TCCC, utilising their respective skills and assets to maximise the opportunities to increase sales in the CCHBC Group's Territories and, ultimately, increase value to the CCHBC Group's shareholders over the long term.

Balanced portfolio of markets

        The CCHBC Group has a balanced mix of markets, including more mature markets in its Established and Developing Markets and markets with high growth potential in its Emerging Markets. This balance allows the CCHBC Group to minimise external financing of its long-term growth and limit its exposure to the effects of potential economic or political instability in some of the CCHBC Group's Territories.

Significant markets with high growth potential

        The CCHBC Group believes that many of its Developing and Emerging Markets are underdeveloped in terms of Sparkling, Still, and Water beverage consumption as indicated by per capita non-alcoholic ready-to-drink beverages' consumption levels. As the beverage of choice in the Emerging and Developing Markets continues to evolve from tap water and homemade drinks towards branded, premium Sparkling, Still and Water beverages, the CCHBC Group believes that it is well positioned to capture a substantial share of this market growth. Not only is there an opportunity for sales revenue growth in these Territories through increased market penetration, but Territories such as Nigeria generally have a more favourable demographic profile for Sparkling beverages consumption since there are higher numbers of young people who generally consume more Sparkling beverages and the population growth rate in Nigeria is much higher than in the Established and Developing Markets.

Developed production and distribution capability

        Since 2002, the CCHBC Group has invested approximately €5.2 billion in property, plant and equipment to modernise its plant infrastructure and to expand the availability of cold drink equipment such as coolers. The CCHBC Group also maintains 252 distribution centres and 72 warehouses and it operates 68 plants and 312 filling lines throughout the Territories. As a result, the CCHBC Group believes that it has the production capacity and distribution infrastructure to meet volume growth at a relatively low incremental capital cost and to expand the availability of its products, especially the more profitable single-serve packages.

        In many of the Territories in which the CCHBC Group operates, it believes its distribution network is the most extensive in the Sparkling, Still, and Water beverages sectors.

 Large and skilled sales force

        The CCHBC Group believes that it has one of the largest and best-trained sales forces in the non-alcoholic ready-to-drink beverages industry in each of its Territories, amongst its 38,089 employees (on a full-time equivalent basis) across its operations for the year ended 31 December 2013. This allows the CCHBC Group to work closely and develop strong relationships with its customers.

Substantial scale benefits

        The CCHBC Group's scale offers significant opportunities arising from the sharing of knowledge and best practices across its Territories, procurement savings, and coordination and optimisation of investment planning, including capital expenditure.

Experienced management

        The CCHBC Group's senior management team has extensive experience in the non-alcoholic ready-to-drink beverages industry. This provides the CCHBC Group with strong knowledge of the industry, familiarity with its customers, and understanding of the development, manufacturing and sale of its products.

Strategy

        The CCHBC Group's strategic objective is to maximise shareholder value over time. The CCHBC Group's management uses the following key measures to evaluate the CCHBC Group's performance: volume, market share, net sales revenue per unit case, operating profit, free cash flow and operating expenses as a percentage of net sales revenue. For further details on the CCHBC Group's calculation of free cash flow and operating expenses as a percentage of net sales revenue, see the section entitled "Operating and Financial Review and Prospects".

        In order to achieve this objective, the CCHBC Group has devised a framework called the "Play to Win" strategic framework which defines four strategic pillars:

  •
  Community Trust: caring for the communities in which the CCHBC Group operates by adding value, which helps the CCHBC Group win their trust, loyalty and build a long-lasting reputation for its business;

  •
  Consumer Relevance: refreshing the consumers of the CCHBC Group's products and catering to their evolving needs and preferences;

  •
  Customer Preference: developing the CCHBC Group's markets by delivering superior services to its customers; and

  •
  Cost Leadership: improving efficiency and optimising use of capital, while driving overall cost efficiency throughout the organisation.

        A key enabler of the CCHBC Group's four strategic initiatives is building people capabilities, ensuring that the CCHBC Group has talent in key positions throughout the organisation and investing in the CCHBC Group's people to drive a high performance mindset now and in the future. The CCHBC Group consistently focuses on building the capabilities of its employees and works to enhance employee engagement and be a desirable employer. The CCHBC Group seeks to engage the heart and mind of its employees through its purpose statement, to inspire them to contribute to the business and the wider community. To act as a reference point to guide its initiatives, actions and strategy, the CCHBC Group has defined a set of six core values: authenticity, excellence, learning, caring for our people, performing as one, and winning with customers.

 Caring for the communities in which the CCHBC Group operates

        The CCHBC Group understands that the sustainable growth of its business goes hand in hand with sustainable development of its communities. The CCHBC Group is deeply committed to creating value for these communities and building its reputation as a trusted partner and a force for positive change.

        The CCHBC Group's activities in this area are focused on three initiatives: resource conservation & sustainability, promoting active healthy lifestyle and community development. The CCHBC Group remains committed to leading initiatives aimed at wastewater treatment, energy efficiency and climate protection and efforts aimed at reducing the amount of raw materials used in the CCHBC Group's packaging. At the same time, the CCHBC Group continues to promote active lifestyles, encourage community and volunteer work and support road safety. Many of these activities are undertaken in collaboration with customers, business associates, non-profit organisations, and government bodies to enhance their effectiveness.

Refreshing the consumers of the CCHBC Group's products and catering to their evolving needs and preferences

        Consumer needs and demands are constantly evolving throughout the CCHBC Group's markets. In order to remain relevant to the consumers of the CCHBC Group's products, the CCHBC Group establishes clear category and brand priorities and defines focused objectives. The CCHBC Group drives innovation by continuously building on its strong family of brands and introducing new flavours and packages, launching existing brands in new markets and re-launching or reinvigorating existing brands where appropriate. For example, in many of the CCHBC Group's markets where adults are a growing segment of the consumer base, the CCHBC Group has launched several product innovations to ensure it meets their expectations. The CCHBC Group sells Coke Zero, a full-flavour no-calorie Coca-Cola beverage that is popular among adult consumers, in 21 out of its 28 markets. In addition, by undertaking the distribution of a select number of premium spirit brands, the CCHBC Group is well-placed to capitalise on an increasingly important consumption opportunity: the attractiveness of the CCHBC Group's products as mixers with premium spirits in restaurants and on other "immediate consumption" occasions.

        The CCHBC Group's blueprint for ensuring ongoing consumer relevance can be summarised in a simple formula: availability, affordability, acceptability, activation and attitude.

        Availability means placing the CCHBC Group's range of products within easy reach of consumers in the "right" package, in the "right" location, at the "right" time. The CCHBC Group focuses on developing strong relationships with its customers in order to ensure that the "right" products are in stock, highly visible and readily accessible wherever and whenever consumers may desire a non-alcoholic ready to drink beverage.

        Affordability means offering a wide variety of desirable, premium quality products, in packages appropriate for the occasion, at the "right" price. In doing so, the CCHBC Group aims to reach as many consumers as possible while taking into account the differing levels of purchasing power in the Territories in which it operates.

        Acceptability means supplying an extensive and growing range of products that meet the highest quality standards in each country, enhancing their acceptability to consumers. The CCHBC Group's experience in quality control, customer service and efficient distribution, combined with a detailed understanding of consumer needs and access to the most effective communications channels, allows it to reach out to customers and consumers in each of the CCHBC Group's markets and meet their demands.

        Activation means motivating consumers to choose the CCHBC Group's products by improving product availability and attractiveness at the point of purchase and by building brand strength in its local markets. The CCHBC Group achieves this in close cooperation with its customers through the placement of cold drink equipment, such as coolers and vending machines, the provision of signage and other point of sale materials and the implementation of local marketing and promotional initiatives.

        Attitude is about the way the CCHBC Group's sales representatives and its people behave every day in their interactions with customers ensuring that the CCHBC Group meets their needs with an objective to become a preferred supplier.

        The CCHBC Group has clear category priorities in pursuing its strategy in the marketplace. The CCHBC Group continues to focus on growing volume and value shares in the Sparkling beverages and energy categories. In the juice category, the CCHBC Group focuses on volume and value share growth and aims to enhance consumer appeal with package and product innovations, such as Cappy Pulpy. In the Water category, the CCHBC Group strategy is to continue to rationalise the Group's distinctive offerings while growing value ahead of volume. In ready-to-drink tea, the CCHBC Group maintains a selective approach, focusing on immediate consumption and profitable future consumption opportunities.

Developing the CCHBC Group's markets by delivering superior services to its customers

        The retail environment for beverages continues to transform rapidly, with the shift towards modern, large-scale and discount retail formats expanding to more of the CCHBC Group's markets. The CCHBC Group's response has been to re-emphasise "customer preference" as a key focus of its business. This means building true partnerships that create sustainable value and profitable growth for the CCHBC Group's business and its customers across all key channels. By finding new ways to win together in the marketplace, the CCHBC Group aims to be the preferred supplier to all of its customers. To achieve this, the CCHBC Group has adopted a comprehensive set of initiatives designed to build collaborative customer relationships and ensure excellent execution.

        In order to ensure that the CCHBC Group is executing in ways that drive consumer relevance and revenue growth, the CCHBC Group has developed a strategic tool that is called "OBPPC" (Occasion, Brand, Price, Package, Channel), which the CCHBC Group has turned into an integral part of its business: for each consumption occasion, the CCHBC Group offers relevant brands in appropriate packages, at the right price, in the target channel for the relevant occasion. This strategic tool, when backed by rigorous market research and innovative in-store execution, is a powerful way of identifying and capturing untapped opportunity in the markets that the CCHBC Group serves. The CCHBC Group begins by conducting a detailed analysis of the shopping experience: the different occasions that motivate consumers to shop, the retail customer environment and the product offering in a market outlet. From this, the CCHBC Group gains insights about brand, package and price offers that best suit the consumer's specific needs and, based on those, it develops in-store executions for that channel that will grow revenue both for the CCHBC Group's customers and for its business. Finally, the CCHBC Group assesses the results and adjusts execution strategies accordingly.

        In addition, over the last few years the CCHBC Group introduced the concept of joint value creation with key customers, which is built on the premise that beverages offer significant growth not only for the CCHBC Group, but also for its retail customers. The CCHBC Group has also established customer care centres that provide a single and efficient point of contact between customers and the CCHBC Group leading to improved satisfaction scores. The CCHBC Group is undertaking "route to market" improvement projects in various markets to enhance customer service by understanding customers' evolving needs and providing segmented service.

        Finally, the CCHBC Group's execution in the marketplace is enhanced through its "Hellenic Good Morning Meeting" initiative whereby the CCHBC Group's sales force teams in each country meet physically or virtually on a regular basis, set key targets, review results, recognise best performers and share best practices.

        The level of the CCHBC Group's execution success in the market is monitored and improved through a 360 degree process which consists of creating the plan of success for each channel, defining the standards for execution excellence, tracking actual performance through market surveys and then coaching the sales force while rewarding successful performance.

Improving efficiency and optimising use of capital, while at the same time driving cost efficiency throughout the CCHBC Group

        The CCHBC Group has benefited from the increase in its size over the past years:

  •
  by centralising the CCHBC Group's strategic procurement function for direct and indirect materials, it has been able to optimise its cost of raw materials, packaging material, indirect material and services; and

  •
  by implementing best practices across the CCHBC Group, it has been able to improve its manufacturing, sales and distribution systems.

        The CCHBC Group intends to continue taking advantage of these benefits of scale to improve the efficiency of its operations. In 2011, the CCHBC Group's shared services project, the Coca-Cola Hellenic Business Services Organisation ("BSO"), commenced operations in Sofia, Bulgaria. The objective of the BSO is to standardise, encourage partnership in, and simplify key finance and human resources processes, which in turn, is expected to improve productivity, efficiency, internal controls and governance within the CCHBC Group's country operations at a reduced cost. The CCHBC Group's finance and human resources transactional processes have been transitioned selectively in a phased approach. From 2011 to 2013, 22 of the CCHBC Group's Territories and three corporate offices transitioned certain finance and human resources processes. The CCHBC Group intends to integrate more countries and processes in the BSO over the next 12-36 months. The CCHBC Group will continue to balance investment in new production and distribution infrastructure with improved utilisation of existing capacity.

        As part of the CCHBC Group's effort to optimise its cost base and sustain competitiveness in the marketplace, the CCHBC Group has undertaken and expects to continue to undertake restructuring initiatives, which are expected to deliver benefits in the form of reduced costs in cost of goods sold and operating expenses, as well as improved cash flows. Such restructuring initiatives mainly concern reducing employee costs, outsourcing of certain functions, as well as optimising the supply chain infrastructure. The CCHBC Group is also engaged in an ongoing process of adjusting and restructuring its distribution systems in order to improve customer service, reduce costs and inventory levels and increase asset utilisation.

        At the same time, the CCHBC Group continues to manage its capital expenditure carefully by focusing its investment on more profitable areas of its business, such as cold drink equipment for use in its immediate consumption channels, such as restaurants and cafés, bars, kiosks, grocery stores, gas stations, sports and leisure venues and hotels. Products sold in the immediate consumption channels typically generate higher margins, albeit on lower volume per retail outlet than future consumption channels. Consumption in these channels also helps enhance brand recognition for the CCHBC Group's products. Through the careful management of its capital expenditure, the efficient deployment of its assets, including cold drink equipment and distribution infrastructure, across the CCHBC Group's Territories and the use of appropriate financing arrangements, the CCHBC Group aims to optimise the utilisation of its capital.

        Besides managing the allocation of its capital resources, the CCHBC Group constantly monitors its prevailing cost base and seeks to manage its operating expenses, a critical element for its long-term strategy for market leadership and sustainable growth. At the heart of this strategy are the CCHBC Group's ongoing efforts to create a cost management mindset and to nurture a culture of cost ownership throughout the organisation. Encouraging all of the CCHBC Group's people to "act like owners" of the business is an important element in creating a cost base that will not only be competitive in the context of the CCHBC Group's industry, but also sustainable in the long term.

        A key enabler for the customer service and cost saving initiatives discussed above has been business system standardisation across the group under a common software platform, SAP Wave 2 ("Wave 2"), which has been rolled out to 27 out of 28 of the CCHBC Group's Territories, and the last roll-out, FYROM, is scheduled for January 2015. This uniform business system enables sales force automation, with state of the art technology support for sales personnel; an end-to-end process approach; quick replication of best practices; and increased efficiency in business processes, through standardisation, automation and centralisation.

Distribution

Distribution channels

        The CCHBC Group classifies its broad range of customers into two distribution channels based on the consumer need that each channel meets:

  •
  future (mainly at home) consumption, where consumers buy beverages in either multi-serve packages (typically one litre or more) or multi-packs of single-serve packages (typically 0.5 litre or smaller) for consumption at a later time; and

  •
  immediate or impulse (mainly away from home) consumption, where consumers buy beverages in chilled single-serve packages (typically 0.5 litre or smaller) and fountain products for immediate consumption.

        The CCHBC Group then segments these two broad channels further into specific channels, such as hypermarkets, supermarkets, discount stores, grocery stores, wholesalers, hotels, restaurants and cafés, entertainment centres and offices in order to collate data and develop marketing plans specific to each channel. Some of these channels, such as grocery stores, fall into both consumption channels. For all channels and consumption occasions, the CCHBC Group strives to offer consumers the appropriate choice of beverage categories and brands to address their refreshment and hydration needs. At the same time, the CCHBC Group also strives to satisfy its customers' service and business needs.

Future consumption

        The CCHBC Group's principal future consumption channels are comprised of traditional grocery stores, supermarkets, hypermarkets and discount stores. Products sold in the CCHBC Group's future consumption channel typically generate higher volume and lower margins per retail outlet than those sold in its immediate consumption channel.

        The CCHBC Group believes that one key to success in its future consumption channel is working effectively with customers by driving total category growth in order to achieve favourable product placement at the point of sale. Key account managers are an important part of this strategy.

        The CCHBC Group seeks to develop and implement marketing and promotional programmes to profitably increase volume in its future consumption channel. Examples include price promotions on multi-serve multi-packs, offering gifts for multiple purchases, running prize competitions, product sampling events and launch of multi-packs of single-serve packages.

        The CCHBC Group has begun to coordinate with its customers on optimising its supply chain through data exchange and other initiatives that help the CCHBC Group avoid out-of-stock events, while streamlining inventory management.

        Since the early 1990s, major retailers such as hypermarket and supermarket chains, have grown and consolidated significantly in many of the Territories in which the CCHBC Group operates. Such retailers are increasing their market share within the retail sector and account for a growing proportion of retail sales. The most international among them have also built powerful information systems which allow them to analyse their purchases across countries and compare prices and the profitability of the CCHBC Group's products. Some have also created international buying offices or participate in international buying groups that seek to establish agreements with suppliers at an international level. In addition, in some Territories, hypermarket and supermarket chains have developed or may develop their own private label products that compete directly with products of the CCHBC Group.

Immediate consumption

        The CCHBC Group's immediate consumption channel includes restaurants and cafés, bars, kiosks, gas stations, sports and leisure venues, hotels and offices, among others. Products sold in the CCHBC Group's immediate consumption channel typically generate lower volume and higher margins per retail outlet than those sold in its future consumption channel.

        The CCHBC Group believes that consumers generally prefer consuming its beverages chilled. Accordingly, a key strategy to increase sales in the immediate consumption channel is to ensure that products are available at the right temperature by making the CCHBC Group's products available in cold drink equipments, such as coolers. This type of investment also expands the CCHBC Group's marketplace for impulse consumption by reaching consumers in areas not served by traditional retail outlets, such as offices.

        The CCHBC Group's focus in its Territories, such as Poland, Ukraine, the Russian Federation and Italy, is to build a basic cold drink infrastructure through the placement of cold drink equipment; The CCHBC Group believes that this will enable it to capitalise on opportunities from the expected long-term development of retail outlets in the immediate consumption channel.

        As in the CCHBC Group's future consumption channel, key account management is also necessary in the CCHBC Group's immediate consumption channel, such as national or international quick-service restaurants.

Distribution infrastructure

        The CCHBC Group operates a mixed distribution system under which it delivers its products to the ultimate point of sale directly or indirectly through wholesalers and independent distributors.

        The CCHBC Group delivers its products to the point of sale directly using its own fleet of vehicles or dedicated independent third party carriers where appropriate, based on the structure of the local retail sector and other local considerations. By establishing a dedicated direct delivery capability in certain of its Territories, the CCHBC Group has been able to reach customers in areas where few adequate alternative distribution systems are available. In these Territories, the CCHBC Group believes that direct delivery to customers represents a significant competitive advantage by enabling closer customer relationships and greater influence over how the CCHBC Group's products are presented to consumers. Direct delivery facilitates relevant local marketing and allows the CCHBC Group to analyse and respond to retail demand and consumer purchasing patterns through merchandising and in-store execution.

        In all of its Territories, the CCHBC Group coordinates and monitors its deliveries through its own warehouse and distribution network and control centres. The CCHBC Group's direct delivery system covers a significant portion of its customers across its Territories through 252 distribution centres. Deliveries are generally made between 24 and 48 hours from the time an order is taken. The CCHBC Group is engaged in an ongoing process of adjusting and restructuring its distribution systems in order to improve customer service, reduce costs and inventory levels and increase asset utilisation.

        Wholesalers fulfil an important role in the distribution of most retail product categories. The CCHBC Group is working to develop closer relationships with its key wholesalers to ensure that all elements of its sales and marketing efforts are implemented as effectively as possible and that appropriate customer service levels are met.

Production

        The CCHBC Group produces its Sparkling beverages by mixing treated water, concentrate and sweetener. The CCHBC Group carbonates the mixture and fills it into refillable or non-refillable containers on automated filling lines and then packages the containers into plastic cases, cardboard cartons or encases them in plastic film on automated packaging lines.

        For example, the CCHBC Group's processed table waters, Eva and Bonaqua, are produced by purifying water, subsequently filled into glass and plastic packages for distribution. The CCHBC Group adds a certain mix and quantity of minerals supplied by TCCC to Bonaqua water as part of the production process. The CCHBC Group also adds carbon dioxide to carbonated Bonaqua products. For the purposes of its Bonaqua production in Slovakia only, the CCHBC Group extracts and bottles natural spring water from a water source. The majority of the CCHBC Group's water products, other than Bonaqua and Eva, are natural spring or mineral waters. The CCHBC Group produces them by bottling water drawn directly from a water source or well using automated filling lines.

        The CCHBC Group's non-carbonated products are produced by mixing treated water with, depending on the product, concentrated juice and/or concentrate flavours and sugar. They are then pasteurised and filled, in one of three ways: aseptically into multi-layer cardboard or plastic packages; by way of hot-filling and sealing in glass or aluminium packages; or by pasteurising the product in glass or aluminium packages after it is filled and sealed in the container.

        The CCHBC Group's dairy products are produced from fresh milk to which it applies a separation process to remove the cream. The cream is then added back into the milk at various percentages depending on requirements for the final product and the final product is subsequently pasteurised. Surplus cream is then transferred to another line, which is used only for cream pasteurisation. The final products are filled into plastic bottles and distributed to the marketplace in chilled storage.

        Sealed cans and bottles are imprinted with date codes that allow the CCHBC Group to fully trace the product's point of origin, including the production line on which it was produced, the production batch and the time of filling. This allows the CCHBC Group to identify the ingredients, production parameters and primary packaging used to manufacture each product. The date codes also permit the CCHBC Group to track products in the trade and to monitor and replace inventory in order to provide fresh products. The CCHBC Group purchases all of the packages for its products from third parties, except in the case of polyethylene terephthalate ("PET") bottles which, in many of its production facilities, the CCHBC Group manufactures itself from preforms or resin.

Quality assurance and food safety

        The CCHBC Group believes that ensuring its products are safe and of a high quality is critical to the success of its business. The CCHBC Group is fully committed to maintaining the highest standards in each of its Territories with respect to the purity of water, the quality of its other raw materials and ingredients and the integrity of its packaging.

        The CCHBC Group continuously monitors the production process for compliance with these standards. The CCHBC Group has sophisticated control equipment for the key areas of its processes to ensure that it complies with applicable specifications. The CCHBC Group manages these control systems through formalised quality management systems compliant with the ISO 9001 standard. As part of the CCHBC Group's infrastructure optimisation process, three production facilities were closed by 31 December 2013. Reflecting these changes, 67 of 68 production sites had achieved ISO 9001 certification by 31 December 2013. The CCHBC Group has implemented Hazard and Critical Control Points food safety programmes to ensure the safety and hygiene of its products. By 31 December 2013, 67 of 68 plants are certified to ISO 22000. This programme will expand to the remaining manufacturing facility in 2014. Throughout 2013, the CCHBC Group continued to enhance its food safety management systems by achieving one additional certification to FSSC 22000, the Global Food Safety Initiative endorsed food safety management system, resulting in 67 of 68 plants being certified to this standard. Independent quality audits are also performed regularly to confirm that the CCHBC Group complies with quality standards, to assess the effectiveness of its quality and food safety management systems and to assure that all of its key controls are independently validated. During 2013, 84 quality system and 87 food safety system audits were conducted by independent agencies. In addition, 24 compliance audits were conducted on behalf of TCCC. These audits were performed in the CCHBC Group's production facilities comprising Sparkling beverages and/or juice plants, milk and mineral water plants, including the production facilities of the CCHBC Group's joint venture operations.

        The CCHBC Group maintains a quality control laboratory at each production facility for the testing of raw materials, packaging and finished products to ensure that they comply with local regulatory requirements and the strict quality standards stipulated in the CCHBC Group's bottlers' agreements with TCCC. The CCHBC Group is also required to obtain supplies of raw materials (ingredients and packaging) exclusively from suppliers approved by TCCC.

        In addition, the CCHBC Group regularly undertakes quality audits in its distribution channels to check compliance with package and product specifications. This process involves taking regular random samples of beverages from various channels and testing them against established quality criteria and conducting age surveys of product in the trade.

Property, plant and equipment

Production

        The CCHBC Group operated 68 plants as at 31 December 2013 (excluding the snack food plant). A number of the CCHBC Group's Territories work together with third party contract packers, which manufacture products on behalf of the CCHBC Group. Those third party contract packers account for a very small proportion of the CCHBC Group's overall production, but are particularly useful in respect of new and small product categories (such as aseptic PET products, coffee and juices) and for contingency reasons.

        The following table sets forth the number of the CCHBC Group's plants and filling lines for each segment and each country within that segment as at 31 December 2013.

	Number of plants(1)	Number of filling lines(2)
Established Markets:
Austria(3)	1	10
Cyprus	2	6
Greece	4	25
Italy	6	26
The Republic of Ireland and Northern Ireland	1	8
Switzerland	3	9

Total Established Markets	17	84

Developing Markets:
Estonia(4)	—	—
Latvia(4)	—	—
Lithuania(4)	1	3
Croatia	1	4
Czech Republic	1	5
Hungary	2	10
Poland	3	14
Slovakia	1	3
Slovenia(5)	—	—

Total Developing Markets	9	39

Emerging Markets:
Armenia	1	2
Belarus	1	4
Belarus-Multon(9)	1	3
Bosnia and Herzegovina	1	4
Bulgaria	2	10
FYROM(6)	1	8
Moldova	1	1
Nigeria	13	42
Romania	3	15
Russian Federation	12	45
Russian Federation-Multon(7)	2	28
Serbia and Montenegro(8)	3	15
Ukraine	1	12

Total Emerging Markets	42	189

Total	68	312

(1)
Excludes the snack food plant in Greece.

(2)
Excludes snack food production lines.

(3)
The enlarged plant in Edelstal was put in full operation in the second quarter of 2013 after the closure of the plant in Vienna in 2012.

(4)
The CCHBC Group produces the majority of products for the Estonian and Latvian markets in Lithuania.

(5)
The CCHBC Group produces products for the Slovenian market in Austria, Croatia, Czech Republic, Hungary and Italy.

(6)
Includes plants and filling lines of AD Pivara Skopje of which the CCHBC Group owns 49.3%. AD Pivara Skopje is engaged in the bottling and distribution of the CCHBC Group's products in FYROM.

(7)
Includes plants and filling lines of Multon Z.A.O. group, a joint venture of which the CCHBC Group owns 50% and which is engaged in the bottling and distribution of the CCHBC Group's juice products in the Russian Federation.

(8)
Includes plants and filling lines of Fresh & Co d.o.o Subotica. and Vlasinka d.o.o. Beograd-Zemun, joint ventures of which the CCHBC Group owns 50% and which are engaged in the bottling of the CCHBC Group's juice and water products in Serbia and Montenegro.

(9)
Includes Vlanpak juice plant and its two Brik lines that are owned by Multon Z.A.O group, our 50-50 joint venture (see note 7 above), and are engaged in bottling operations.

        As part of the CCHBC Group's infrastructure optimisation process, three production plants were closed in 2013: Malia plant (Greece), Gotalka plant (Croatia) and Cagliari plant (Italy). The Edelstal plant in Austria was put into full operation in the second quarter of 2013, providing efficient and modern capacity for both Water and Sparkling beverages. Several numbers of production lines were closed, replaced, reallocated and installed across the CCHBC Territories to maintain optimised production capacity as required per local market demand development. The CCHBC Group has made in the last years substantial investments to develop modern, highly automated production facilities throughout its Territories. In certain cases, this has also entailed establishing plants on greenfield sites and installing the CCHBC Group's own infrastructure where necessary to ensure consistency and quality of supply of electricity and raw materials, such as water.

        The CCHBC Group uses computer modeling techniques to optimise its supply chain infrastructure network on a country-by-country and regional basis. The CCHBC Group's system seeks to optimise the location and capacity of its production and distribution facilities based upon present and future estimated market demand and improved cost structure.

        The CCHBC Group believes that it has a modern and technologically advanced mix of production facilities and equipment that is sufficient to satisfy current and estimated future demand. The CCHBC Group also believes that its production facilities and equipment give it the ability to further increase its production capacity at a relatively low incremental capital cost. The CCHBC Group aims to continually improve the utilisation of its asset base and carefully manage its capital expenditure.

Distribution

        The CCHBC Group's distribution centers are strategically located centers through which its products may transit on their route to the customers and where the CCHBC Group's products are stored for a limited period of time, typically three to five days. The CCHBC Group's central warehouses are part of its bottling plants' infrastructure to store larger quantities of its products for a longer period of time (typically seven to ten days) than the CCHBC Group's distribution centers. The CCHBC Group maintains a flexible logistic footprint, consolidating its distribution operation by transferring into efficient cross-dock operations in certain markets and adapting it according to demand and customer service requirements.

        The following table sets forth the number of the CCHBC Group's distribution centers and warehouses for each segment and each country within that segment as at 31 December 2013.

	Number of distribution centers	Number of warehouses
Established Markets:
Austria	6	1
Cyprus	2	2
Greece	7	4
Italy	8	6
The Republic of Ireland and Northern Ireland	1	1
Switzerland	4	4

Total Established Markets	28	18

Developing Markets:
Estonia	1	—
Latvia	1	1
Lithuania	1	1
Croatia	6	1
Czech Republic	1	1
Hungary	6	2
Poland	17	3
Slovakia	—	1
Slovenia	—	1

Total Developing Markets	33	11

Emerging Markets:
Armenia(1)	1	1
Belarus	6	1
Belarus-Multon	—	1
Bosnia and Herzegovina	2	1
Bulgaria	2	2
FYROM	10	2
Moldova	—	1
Nigeria	57	13
Romania	18	3
Russian Federation	80	12
Russian Federation-Multon	2	2
Serbia and Montenegro	7	3
Ukraine	6	1

Total Emerging Markets	191	43

Total	252	72

(1)
There are an additional 28 wholesalers storing some quantity of CCHBC finished goods in their facilities.

 Products

        The CCHBC Group produces, sells and distributes Sparkling, Still and Water beverages under the brands of TCCC in all of its Territories. The CCHBC Group also produces, sells and distributes Sparkling beverages under the brands that TCCC acquired for certain Territories from Cadbury Schweppes plc in 1999. Schweppes Holdings Limited, a wholly-owned subsidiary of The Coca-Cola Company, has granted to the CCHBC Group the rights to produce, sell and distribute these beverages in Greece, the Republic of Ireland, Northern Ireland, Nigeria, the Russian Federation, Bulgaria, Bosnia and Herzegovina, Croatia, Ukraine, FYROM, Slovenia, Serbia and Montenegro, Estonia, Lithuania and Latvia. In some of its Territories, the CCHBC Group produces, sells and distributes Still and Water beverages (including ready-to-drink tea) licensed by Beverage Partners Worldwide, a joint venture between TCCC and Nestlé S.A. TCCC owns the trademarks for all of the beverages of TCCC that the CCHBC Group produces, sells and distributes in each country in which the CCHBC Group operates. As a result, the CCHBC Group relies on TCCC to protect its brands in the CCHBC Group's markets.

        In some of its Territories, the CCHBC Group also produces, sells, distributes and markets its own brands. These include the CCHBC Group's range of Amita juices in Greece and Italy, its mineral water, Avra, in Greece and Cyprus, the CCHBC Group's Deep River Rock packaged water and Fruice juices in the Republic of Ireland and Northern Ireland, and the CCHBC Group's Lanitis dairy products in Cyprus. The CCHBC Group also distributes certain Sparkling, Still and Water beverages and other products which it purchases from other companies unaffiliated with TCCC in some of the CCHBC Group's Territories. The CCHBC Group also distributes certain third party premium spirits in some of its Territories.

        In the year ended 31 December 2013, Sparkling beverages of TCCC accounted for 70% of the CCHBC Group's sales volume, Still and Water beverages of TCCC, principally Bonaqua, Dorna and Valser waters, Cappy juices and Powerade, together with Nestea, licensed to the CCHBC Group by Beverage Partners Worldwide, accounted for 27% of the CCHBC Group's sales volume. In the year ended 31 December 2013, other beverages, principally its Amita juices and Avra waters, accounted for 3% of the CCHBC Group's sales volume. The following table sets forth the CCHBC Group's top five brands in the year ended 31 December 2013 in terms of sales volume as a percentage of its total sales volume:

Sales volume in the year ended 31 December 2013 as a percentage of total sales volume
Coca-Cola	41.9%
Fanta	10.4%
Sprite	6.7%
Bonaqua/Bonaqa	4.4%
Nestea	4.4%

Total	67.8%

        The CCHBC Group offers its beverages in both refillable and non-refillable packages and in a range of flavours designed to meet the demands of the consumers. The main packaging materials for the CCHBC Group's beverages are PET, glass and cans. In addition, the CCHBC Group provides fast food restaurants and other immediate consumption outlets with fountain products. Fountains consist of dispensing equipment that mixes the fountain syrup with carbonated or still water, enabling fountain retailers to sell finished Sparkling, Still and Water beverages to consumers in cups or glasses. The following table sets forth some of the CCHBC Group's products, including: products that TCCC and third parties have licensed to the CCHBC Group; products that the CCHBC Group owns; and third party products that it distributes.

Products licensed from TCCC (Sparkling)	Products licensed from TCCC (Still and Water)	Products licensed from third parties	The CCHBC Group's own products	Third party products distributed by the CCHBC Group
Coca-Cola/Coke	Bankia	Almdudler	Amita	Amstel(9)
Coca-Cola light/Coke	Bistra	illyissimo(4)	Avra	Appletiser
light/Diet Coke	Bonaqa/Bonaqua/	Joy	Deep River Rock	Asti Martini(10)
Coca-Cola Zero/Coke	Bon-Acqua	Magic Summer	Fruice	Bacardi(10)
Zero	botaniQ(1)	Nestea(5)	Frulite	Bacardi Breezer(10)
Cherry Coca-Cola/	Cappy	RIO	Lanitis Milk	Bombay Sapphire(10)
Cherry Coke	Dobry/Dobriy	Sens	Lyttos	Canada Dry
Coca-Cola light with	Dobriy Mors	Tuborg Soda(6)	Next(8)	Brugal(13)
lemon/Diet Coke	Dorna	Tuborg Tonic Water(6)	Su-Voce(8)	Chambord(12)
with lemon	Eva		Tanora	Cointreau(3)
Vanilla Coke	Felicia(2)		Zelita	Cutty Sark(13)
Fanta	Five Alive		Tsakiris snacks	Dekaraki(15)
Fanta light	Kropla Beskidu		Kykkos	Early Times(12)
Fanta Zero	Lanitis Juice			el Jimador(12)
Sprite	Lilia(2)			Famous Grouse(13)
Sprite light	Lilia Frizzante(2)			Feldschlösschen(14)
Sprite Zero	Matúsov Pramen			Finlandia(12)
Ali	Cappy Mickey Mouse			Gentleman Jack(12)
Burn	Minute Maid			Heineken(9)(14)
BPM	Multivita			Highland Park(13)
Dr. Pepper	NaturAqua			Herradura(12)
Frisco	Oasis			Jack Daniel's(12)
Fruktime	Olimpija			Kaiser(9)
Gladiator	Poiana Negri			Louis XIII(3)
Kinley	Powerade			Martini(10)
Krushka & Bochka	Rich			Master(9)
Kvass	Römerquelle			Maximus(12)
Lift	Rosa			MB Pils(9)
Lilt	Solaria(2)			Metaxa(3)
Limca	Sveva(2)			Monster(7)
Linnuse	Toka(2)			Ouzo Plomariou Isidoros
Mezzo Mix	Valser			Arvanitis(15)
Pilskalna	Cappy Pulpy			Adolo Ouzo Plomariou
Relentless	Kia Ora			Isidoros Arvanitis(15)
Schweppers				Ouzo Matarelli(15)
Ultra				Ouzo Sans Rival(16)
Viva				Pago
Coca-Cola caffeine free				Pepe Lopez(12)
Coca-Cola light caffeine				Pittas Dairy(17)
free				Rivella(14)
Burbulinadas				Remy Martin(3)
Rezangyal(11)
Schlossgold(9)
Southern Comfort(12)
Southern Comfort and
Lime(12)
St Remy(3)
The Macallan(13)
Vittel
Woodford Reserve(12)

(1)
The CCHBC Group acquired the "botaniQ" trademark as part of the acquisition of OOO Aqua Vision on 4 September 2007. The trademark was sold on 29 February 2008 to the Multon Z.A.O. group, a joint venture operated by TCCC and the CCHBC Group.

(2)
These brands were originally owned by Fonti del Vulture S.r.l., a water company in Italy which the CCHBC Group purchased jointly with TCCC in July 2006. In October 2008, the brands of Fonti del Vulture S.r.l were transferred to TCCC.

(3)
The CCHBC Group distributes Remy Cointreau products in Bosnia, Croatia and Serbia and Montenegro pursuant to a distribution agreement entered into in April 2012.

(4)
The CCHBC Group sells and distributes premium ready-to-drink coffee under the "illyissimo" brand across several of its Territories under distribution agreements with Ilko Coffee International Srl.

(5)
The CCHBC Group produces, sells and distributes Nestea under a bottlers' agreement with Beverage Partners Worldwide.

(6)
The CCHBC Group produces, sells and distributes Tuborg Soda and Tonic Water under a licence from Carlsberg Breweries A/S.

(7)
The CCHBC Group distributes Monster products in Estonia, Austria, Bulgaria, Czech Republic, Greece, Hungary, Poland, Slovakia, Switzerland, Cyprus, Latvia and Lithuania pursuant to a distribution agreement effective as of July 2012.

(8)
These brands are owned by Fresh & Co, a juice company in Serbia, which the CCHBC Group purchased jointly with TCCC in March 2006.

(9)
The CCHBC Group distributes Heineken products in the south-west region of the Republic of Ireland and FYROM. In March 2008, the CCHBC Group entered into an agreement with Heineken to distribute Amstel, Heineken, Master, MB Pils, Kaiser and Schlossgold products in Serbia and Montenegro.

(10)
The CCHBC Group distributes Bacardi Limited products in Hungary, pursuant to a distribution agreement entered into in June 2008.

(11)
The CCHBC Group distributes Rezangyal products in Hungary pursuant to a distribution agreement signed in June 2010.

(12)
The CCHBC Group distributes Brown-Forman products in Hungary, Ukraine, Serbia, Croatia, the Russian Federation, Bulgaria and Greece pursuant to distribution agreements entered into in January 2006, April 2008, August 2009, October 2010 and January 2013, respectively.

(13)
The CCHBC Group distributes The Edrington Group products in Serbia, Croatia, Hungary and Ukraine pursuant to distribution agreements entered into in March 2010, in Bosnia, pursuant to distribution agreements entered into in June 2011 and in Greece, pursuant to distribution agreements entered into in September 2013.

(14)
The CCHBC Group distributes Rivella and Heineken beer brands (Heineken and Feldschlösschen) via the Swiss Home Delivery Channel.

(15)
The CCHBC Group distributes the PLOMARI OUZO DISTILLERY ISIDOROS ARVANITIS SA products in Greece pursuant to a distribution agreement entered into in October 2012.

(16)
The CCHBC Group distributes Thomopoulos SA products in Greece as of April 2013.

(17)
The CCHBC Group distributes PITTAS DAIRY INDUSTRIES LTD products in Cyprus as of March 2013.

The CCHBC Group's operations

        The Territories encompass whole countries except Italy, where the CCHBC Group's Territory excludes Sicily, and Northern Ireland, which is the only region of the United Kingdom in which the CCHBC Group operates.

        The following table illustrates certain key economic indicators for the Territories within each segment for the year ended 31 December 2013.

	The CCHBC Group's total (Sparkling and non-Sparkling) volume (million unit cases) for the year ended 31 December 2013	Country (or, if different, Territory) population (million) for the year ended 31 December 2013	GDP per capita ($) for the year ended 31 December 2013(3)
Established:
Italy (excl. Sicily)(1)(2)(3)	289.8	56.0	31,105.6
Greece	97.9	11.3	21,617.4
Austria	91.6	8.5	49,255.6
Switzerland	83.0	8.1	80,275.8
The Republic of Ireland and Northern Ireland	72.5	6.4	45,391.5
Cyprus	15.8	0.9	24,705.9

Established Markets(4)	650.6	91.2	36,928.5

Developing:
Poland	167.0	38.5	13,333.6
Hungary	77.9	9.9	13,172.0
Czech Republic	55.3	10.5	18,868.3
Croatia	26.0	4.4	13,312.3
Slovakia	22.9	5.4	17,929.2
Lithuania	9.8	3.0	15,632.6
Latvia	8.8	2.0	14,924.0
Slovenia	6.4	2.1	22,718.6
Estonia	6.9	1.3	18,127.3

Developing Markets(4)	381.0	77.1	14,854.4

Emerging:
Russian Federation	388.0	141.4	14,973.5
Nigeria	202.5	169.3	1,725.1
Romania	148.5	21.3	8,630.2
Ukraine	78.6	45.5	3,861.7
Serbia (including the Republic of Kosovo) and Montenegro	82.6	9.7	5,619.0
Bulgaria	55.7	7.2	7,411.2
Belarus	42.7	9.3	7,413.8
Bosnia and Herzegovina	16.6	3.9	4,865.6
FYROM	—	2.1	5,073.3
Armenia	7.8	3.3	3,176.3
Moldova	5.9	3.6	2,214.5

Emerging Markets(4)	1,028.9	416.6	7,186.1

All Territories(4)	2,060.5	584.9	12,834.5

Sources: Information on country or Territory population and GDP per capita has been obtained from The World Economic Outlook Database, International Monetary Fund, October 2013, except for the population of the CCHBC Group's Italian Territory (see footnote 2 below) and Northern Ireland. Population data for Northern Ireland has been obtained from the Northern Ireland Statistics and Research Agency. Information on the population and the GDP per capita for the Republic of Kosovo has been obtained from the World Bank.

(1)
The total volume for Italy represents the volume in respect of both distribution of products of TCCC in the CCHBC Group's Territory of total Italy (excluding the island of Sicily) and the distribution of the water products of Fonti del Vulture S.r.l across the whole of Italy.

(2)
The population figure provided for Italy is based on information obtained from The World Economic Outlook Database, International Monetary Fund, October 2013, which is then adjusted by the CCHBC Group to exclude the island of Sicily, which does not form part of its Italian Territory.

(3)
The GDP per capita of Italy represents the GDP per capita of Italy as a whole. The GDP per capita reported for Ireland reflects a population-weighted average of the GDP per capita for the Republic of Ireland and Northern Ireland (as based on the GDP for the United Kingdom).

(4)
Population-weighted average for all Territories in the category was used for the GDP per capita calculation.

Established Markets

Introduction

        The CCHBC Group's Established Markets are Italy, Greece, Austria, the Republic of Ireland, Northern Ireland, Switzerland and Cyprus. These countries have traditionally enjoyed a relatively high degree of political and economic stability and have broadly similar economic characteristics. Further, they typically exhibit higher levels of disposable income per capita relative to the Developing and Emerging Markets, which enhances the affordability of the CCHBC Group's products, especially its more profitable single-serve packages designed for immediate consumption.

        Macroeconomic and trading conditions have deteriorated in some of the Established Markets in the last three years, particularly in Greece, the Republic of Ireland, Italy and Cyprus. The ongoing sovereign debt crisis in the European Union and particularly in the Eurozone has resulted in a slowdown and, in certain cases, a contraction in the real GDP of the Established Markets. At the same time, deteriorating consumer confidence and rising unemployment had an adverse impact on consumer demand.

        Established Markets are generally characterised by high consumer sophistication. The most important trend generally affecting the future consumption channel in the Established Markets is an increasing concentration of the retail sector. This is further accentuated by a shift in demand towards at-home consumption, in recent years reflecting the reduction of disposable income in most Territories in the segment. Activation at final points of sale is also a key focus of the CCHBC Group's sales and marketing efforts in these Territories.

        The CCHBC Group sells its products in its Established Markets through a combination of wholesalers and the CCHBC Group's direct delivery system. The CCHBC Group has taken certain initiatives to consolidate its production network by rationalising facilities, through consolidation, relocation of manufacturing lines, and streamlining of warehouses. The Established Markets that have principally benefited from such initiatives include the Republic of Ireland and Northern Ireland, Austria, Italy and Greece.

        Net sales revenue in the Established Markets amounted to €2,539.6 million in the year ended 31 December 2013, €2,701.8 million in the year ended 31 December 2012 and €2,834.8 million in the year ended 31 December 2011 which accounted for 36.9%, 38.4% and 41.5% of its total net sales revenue in the years ended 31 December 2013, 2012 and 2011, respectively.

 Italy

        The CCHBC Group's business in Italy encompasses the manufacture and distribution of the products of TCCC, as well as water products of Fonti del Vulture S.r.l. across all of Italy, excluding the island of Sicily. Fonti del Vulture S.r.l. was acquired jointly with TCCC in July 2006. In December 2008, the CCHBC Group acquired Socib S.p.A., the second largest Coca-Cola bottler in Italy, with a franchise territory consisting of southern Italy and the island of Sardinia, which together include approximately 24% of the Italian population. The CCHBC Group's Territory in Italy encompasses over 90% of the Italian population. In February 2011, the CCHBC Group sold Eurmatik S.r.l., a direct full service vending company acquired in May 2007. The CCHBC Group believes that it is one of the largest bottlers of non-alcoholic ready-to-drink beverages in the Territory and the leader in the Sparkling beverages category in terms of sales volume and value.

        In the year ended 31 December 2013, the CCHBC Group achieved a sales volume of 289.8 million unit cases, a decrease of 6.2% compared to the year ended 31 December 2012. Sparkling beverages category volume declined by 3.2% and combined Still and Water beverages category volume declined by 13.3%. The underlying macroeconomic and trading environment in Italy remains challenging, with unemployment reaching a new record in November 2013 at 12.7%, negatively impacting disposable income and consumer confidence. At the end of 2011, after the Italian sovereign debt was downgraded by the main rating agencies and the spread between Italian and German Treasury bonds reached the highest figure since the introduction of the Euro, the Italian government introduced a significant austerity bill. As a result, value added tax ("VAT") increased by 1% to 21% at the end of 2011 and increased by an additional 1% in October 2013, and new or increased direct taxes were implemented, with the intention of fulfilling Italy's European commitment to balance the budget in 2014. Looking ahead, the CCHBC Group remains cautious and expects 2014 to be another challenging year for Italy, particularly in view of the record high unemployment and the continued pressures to disposable income, which is expected to decline further.

Greece

        The CCHBC Group has operated in Greece since 1969 and believes that it is the largest bottler of non-alcoholic ready-to-drink beverages and the leader in the Sparkling beverages category in Greece in terms of sales volume and value. The CCHBC Group's strength in the Greek Sparkling beverages category has been complemented by its success in the Greek combined Still and Water beverages category, where the CCHBC Group believes it is the leading producer of fruit juices with its Amita and Frulite brands in terms of sales volume and value, and of water with the Avra mineral water brand. During 2013, the CCHBC Group initiated the distribution of the Ouzo Plomari brand and the premium spirits brands of Brown-Forman and The Edrington Group.

        Points of sale in the immediate consumption channel, including those associated with the tourism industry, are particularly important for the CCHBC Group's business in Greece. The Greek market is very fragmented and thus the CCHBC Group continues to sell the majority of its products to wholesalers and distributors, which distribute the CCHBC Group's products to small outlets. Direct delivery is limited to certain customers, including supermarket chains and other key accounts.

        The CCHBC Group achieved a sales volume of 97.9 million unit cases in the year ended 31 December 2013 down 9.9% compared to the year ended 31 December 2012, with the rate of decline decelerating compared to previous years. Sparkling beverages were more resilient and declined by 5.8% compared to the year ended 31 December 2012. The Water category declined by 18.2% compared to the year ended 31 December 2012, following the CCHBC Group's decision to delist Lyttos and Water Blue products and to focus on the Avra mineral water brand. The Juice category declined by 9.5% over the same period. During 2013, Greek GDP registered a moderating decline of 3.7%, and unemployment remained at the historically high levels of 28%, leading to a significant decrease in private consumption. Looking ahead, Greek macroeconomic forecasts remain negative for Greece with disposable income expected to further decline in 2014, while unemployment is expected to peak. However, the CCHBC Group continues to maintain its long-term focus for the Territory, while adapting its business to the new economic environment.

Austria

        The CCHBC Group believes that it is the largest bottler of non-alcoholic ready-to-drink beverages and the leader in the Sparkling beverages category in Austria in terms of sales volume and value. In addition to the core brands of TCCC, the CCHBC Group's Sparkling beverages portfolio includes Mezzo Mix and Almdudler, a popular national sparkling beverage, as well as the energy drinks Burn and Monster, which were launched in Austria at the end of 2008 and 2010, respectively. In addition, the CCHBC Group believes that Römerquelle is the third largest water brand in Austria and constitutes nearly 23% of the CCHBC Group's sales volume in Austria.

        The CCHBC Group believes that the Austrian retail market is highly concentrated with two major retailers holding the majority of the fast-moving consumer goods market share. The retail trade has accounted for most of the CCHBC Group's growth over the past three years. Since June 2012, the CCHBC Group's products have been listed with the largest discounter in Austria. For sales in the immediate consumption channel, the CCHBC Group relies on a combined direct and indirect service system with two key wholesalers servicing half of the CCHBC Group's Austrian hotel, restaurant and café customers. In-line with the CCHBC Group's route-to-market strategy, it has continuously increased its efforts to activate all of its direct, as well as indirect accounts to improve quality and availability in the more profitable immediate consumption channel.

        In the year ended 31 December 2013, the CCHBC Group achieved a sales volume of 91.6 million unit cases, a decrease of 1.1% compared to 2012. This volume decline was primarily driven by decreased exports. While the CCHBC Group believes that total Austrian non-alcoholic ready-to-drink beverages market has declined in volume in all categories except energy drinks, the CCHBC Group believes it increased its non-alcoholic ready-to-drink beverages volume share compared to 2012, including an increase in Sparkling category beverage volume share.

        In 2012 the CCHBC Group reviewed its production and logistic infrastructure in Austria and decided to combine its two production sites into one plant. As a result the CCHBC Group invested €48.0 million over the course of 2012 and 2013 to enlarge the Römerquelle site in Edelstal to cover all the production and warehouse needs of the Territory. Also, the CCHBC Group outsourced its logistics in all areas except Vienna. The new consolidated production and warehouse facility is expected to increase efficiency, improve production line utilisation and significantly reduce the production and warehouse costs. In December 2013, the CCHBC Group sold the Vienna and Asten facilities to optimise its asset base in the Territory.

Switzerland

        The CCHBC Group believes that it is the largest bottler of non-alcoholic ready-to-drink beverages in Switzerland in terms of sales volume. In addition to the core Sparkling beverage brands of TCCC, the CCHBC Group's Sparkling beverage brands include Ali and Kinley, its Still and Water category beverages brands include Valser mineral water, Nestea ice teas, Minute Maid juices, Powerade sports drinks and Monster in the energy sub-category. The CCHBC Group believes that its mix of Sparkling, Still and Water beverages provides the CCHBC Group with flexibility to address the preferences and tastes of Swiss consumers. In the hotel, restaurant and café channel, representing nearly 38% of the Swiss volume, the distribution system for non-alcoholic ready-to-drink beverages relies primarily on wholesalers that are highly concentrated. As a result, the CCHBC Group's relationship with its key wholesalers is particularly important to the CCHBC Group. In 2013, the CCHBC Group expanded the wholesaler partner model, which has significantly improved the manner in which the CCHBC Group interacts with key customers. This partnership model is instrumental in providing the CCHBC Group with better access to its customers and data transparency at the outlet level, which ultimately improves the CCHBC Group's understanding of the end consumer.

        The CCHBC Group achieved sales volume of 83.0 million unit cases in the year ended 31 December 2013, an increase of 0.7% compared to the year ended 31 December 2012, despite the market slow-down, impacted by the strong Swiss franc relative to the euro that continued to adversely affect tourism and exports. In the retail channel, the CCHBC Group grew its sales as a result of the introduction of its products in one of the important discounters in Switzerland during 2012, where the CCHBC Group is listed with the Coca-Cola brands. The CCHBC Group has also expanded its training and development programme to all target groups in the commercial department and has invested strongly in new marketing programmes and materials for marketplace activation. Among other factors, this contributed to an improvement in household penetration of Coca-Cola and Nestea brands in the year ended 31 December 2013. In addition, the CCHBC Group enhanced sales focus on its Coca-Cola brands through the use of new outlet activation standards. The CCHBC Group also continued to drive distribution of its Water and Nestea range of products and further expanded the sales force coverage of the workplace channel, where the CCHBC Group believes that there is good growth potential. The CCHBC Group believes that all of these activities contributed to an increase in the market share of Coca-Cola brands and of the Nestea range of products in the year ended 31 December 2013.

The Republic of Ireland and Northern Ireland

        The CCHBC Group believes it is the largest bottler of non-alcoholic ready-to-drink beverages in the Republic of Ireland and Northern Ireland and the leader in the Sparkling beverages category in terms of sales volume and value. The CCHBC Group's strategy has been to build on its strength of Sparkling and to diversify its portfolio of Still and Water beverages. The brands distributed by the CCHBC Group in the juice category include Fruice, Pure juice and Oasis. In July 2013, the CCHBC Group started distributing Kia-Ora dilutes, a TCCC-owned brand. The primary water brand, Deep River Rock, is a CCHBC Group owned brand. In the Republic of Ireland and Northern Ireland, the CCHBC Group sells the majority of its products to independent wholesalers and distributors that then distribute its products to smaller outlets, and the CCHBC Group delivers its products directly to certain key customers, including supermarket chains. In January 2013, a new marketing framework was launched to develop a stronger strategy to reach consumers with the right occasion, brand, price, pack and channel. CCHBC Group believes it will enhance its portfolio, commercial capabilities and increase its margins through differentiation.

        In the year ended 31 December 2013, the CCHBC Group achieved sales volume of 72.5 million unit cases in Ireland, an increase of 2.3% compared to the year ended 31 December 2012, driven by strong sales in the summer and winter holiday months. Sparkling beverages sales volume increased by 3.3% compared to the year ended 31 December 2012, with both volume and value shares increasing, while the total market declined. Water category volume also increased by 2.5% compared to the year ended 31 December 2012. Juice category declined by 9.3% compared to the year ended 31 December 2012, continuing the trend of the past five years. The CCHBC Group expects that the overall non-alcoholic ready-to-drink beverages market in the Republic of Ireland and Northern Ireland will remain challenging in 2014 despite certain improvements in economic conditions, as the combination of tax increases and fiscal measures continue to negatively affect consumers' disposable income.

 Developing Markets

Introduction

        The CCHBC Group's Developing Markets are Poland, Hungary, the Czech Republic, Croatia, Lithuania, Latvia, Estonia, Slovakia and Slovenia. All of the Developing Markets joined the European Union on 1 May 2004, except for Croatia that joined the European Union on 1 July 2013. All of the Developing Markets have market-oriented economies. The CCHBC Group's Developing Markets generally have lower disposable income per capita than its Established Markets and continue to be exposed to economic volatility from time to time.

        Macroeconomic conditions had been positive in the Developing Markets in the years prior to 2008, with all Territories experiencing positive real GDP growth. However, economic growth has slowed or reversed in the last three years as a result of the global financial crisis and credit crunch. Currency fluctuations can have an impact on the CCHBC Group's net sales revenue in the Developing Markets, particularly in times of high economic volatility. The entry of all of the Developing Markets into the European Union, has resulted in increased political stability due to their gradual alignment with the principles, objectives and regulations of the European Union.

        The CCHBC Group's Developing Markets are typically characterised by lower net sales revenue per unit case than its Established Markets. TCCC's products were introduced in the early 1990s in most of the Developing Markets, where they have since become established premium brands. Consumers in some Developing Markets continue to move away from tap water and homemade drinks to branded products as beverages of choice. In addition, consumers in these markets have shown an increasing interest in branded beverages associated with well-being and fitness, such as water and juices.

        The non-alcoholic ready-to-drink beverages market tends to be fragmented in the Developing Markets, with no single market participant typically holding a leading share in more than one market category. In addition, consumers tend to be more price-sensitive in the Developing Markets than in its Established Markets. Consequently, the CCHBC Group's products often face competition from local non-premium brands, which, in a number of cases, have been present in the market for many years and remain popular with consumers.

        The CCHBC Group believes that its Developing Markets offer significant growth opportunities for both its Sparkling, Still and Water beverages and the CCHBC Group is committed to maximising these opportunities by introducing existing and new products, flavours and packages in both the future consumption and the immediate consumption channels. The CCHBC Group plans to support the increased presence of its products across both the future and immediate consumption channels with its route-to-market systems and the increased availability of coolers and other cold drink equipment.

        Net sales revenue in the Developing Markets amounted to €1,105.6 million in the year ended 31 December 2013, €1,148.1 million in the year ended 31 December 2012 and €1,161.5 million in the year ended 31 December 2011, which accounted for 16.1%, 16.3% and 17.0% of its total net sales revenue in the years ended 31 December 2013, 2012 and 2011, respectively.

Poland

        Poland is the CCHBC Group's largest Developing Country both in terms of population and sales volume. The CCHBC Group believes it is the largest bottler of non-alcoholic ready-to-drink beverages in Poland in terms of sales volume. Poland's low urbanisation and large population represent a growth opportunity for the CCHBC Group's business. In addition to the core brands of TCCC, the CCHBC Group's Sparkling beverages brands include Lift. The CCHBC Group's portfolio of Water brands in Poland includes Kropla Beskidu and Multivita Kropla Mineralow, whilst its portfolio of energy brands has been enlarged with the addition of the Monster brand. The CCHBC Group continued to face a significant shift towards modern trade channels in Poland with fast growing discounters. The CCHBC Group continuously adapts its local business model to address this transition.

        The CCHBC Group has invested in cold drink equipment, an upgrade of its aseptic line to improve production reliability and reduce costs, a new environmentally friendly water bottle and new Sparkling beverages packages. The CCHBC Group has also continued investment in extending the Radzymin plant infrastructure, which is expected to be a platform for future capacity growth and logistics efficiency increase. During 2013, the CCHBC Group upgraded and concentrated its production infrastructure in its plant in Radzymin.

        In the year ended 31 December 2013, the CCHBC Group achieved sales volume of 167.0 million unit cases in Poland, which represents a decrease of 3.2% compared to the year ended 31 December 2012, mainly due to the decline in fragmented trade that was only partially offset by the strong growth in the discounters channel. The CCHBC Group's Sparkling beverages volume decreased by 2.4%, while Juice grew by 24.2% supported by the introduction of new 1 litre PET bottle. Water and Tea categories also declined by 7.4% and 9.8%, respectively, compared to the year ended 31 December 2012.

Hungary

        The CCHBC Group believes that it is the largest bottler of non-alcoholic ready-to-drink beverages in Hungary in terms of sales volume and value. Hungary has one of the most developed sparkling beverages markets in Central and Eastern Europe. In addition to the core brands of TCCC, the CCHBC Group's Sparkling beverages brands in Hungary also include Kinley and Lift, while its Still and Water beverages brands include Naturaqua mineral water and Naturaqua Emotion (flavoured water). Other brands include the range of Nestea ice teas, Cappy juices, Cappy Icefruit juice drinks, Burn and Monster energy drinks and Powerade sports drinks. The CCHBC Group also distributes a portfolio of premium spirits, including Brown-Forman and Bacardi Martini products, and a Hungarian spirit called Rézangyal, as well as certain products of The Edrington Group.

        In 2013, the CCHBC Group achieved sales volume of 77.9 million unit cases, which represents a decrease of 6.4% compared to the year ended 31 December 2012, as economic conditions in the country remained challenging and consumer confidence was among the lowest in Europe despite a modest GDP growth of 1% in the second half of the year. CCHBC Group's Sparkling beverages volume declined by 6.9% mainly impacted by adverse weather conditions in the beginning of the year and the difficult trading environment. Our Water category volume declined by 3.1% compared to the year ended 31 December 2012, driven by strong market competition and a general decline in consumption. Tea and Juice categories also declined by 13.1% and 3.9%, respectively, compared to the year ended 31 December 2012.

Emerging Markets

Introduction

        The CCHBC Group's Emerging Markets are the Russian Federation, Romania, Nigeria, Ukraine, Bulgaria, Serbia (including the Republic of Kosovo), Montenegro, Belarus, Bosnia and Herzegovina, Armenia, Moldova and FYROM. These Territories are exposed to greater political and economic volatility and have lower per capita GDP than the Developing or Established Markets. As a result, consumer demand in the Emerging Markets is especially price sensitive, making the affordability of the CCHBC Group's products even more important. The global financial crisis has exacerbated such structural issues in the Emerging Markets. The CCHBC Group seeks to promote its products through a strategic combination of revenue growth management, packaging and promotional programmes taking into account local economic conditions.

        The CCHBC Group's Emerging Markets were among the first to be affected by the global financial crisis of 2008. Since then, the CCHBC Group has not experienced concrete and sustained evidence of recovery. Even though GDP appears to have stabilised and in some cases returned to growth in 2012 and 2013 in some of these Territories, unemployment remained at relatively high levels and currencies were quite volatile during the period.

        Most of the Emerging Markets are characterised on average by lower net sales revenue per unit case than the Established and Developing Markets. Consumers in some emerging markets are moving away from tap water and homemade drinks as their principal beverages and have shown an increasing interest in branded beverages. In some of the CCHBC Group Emerging Markets, consumers are showing particular interest in juices and branded waters.

        In general, the Emerging Markets have a relatively underdeveloped distribution infrastructure and a fragmented retail sector. In order to expand the availability of products, the CCHBC Group's priority has been to establish reliable distribution networks through a combination of its own direct delivery system and independent distributors and wholesalers wherever this is economically more efficient. The CCHBC Group also focuses on improving the availability of chilled products by placing coolers and other cold drink equipment in the market.

        The CCHBC Group believes that its Emerging Markets provide significant growth opportunities. Some of the factors that influence these growth opportunities include relatively low per capita consumption levels, population size (especially in the Russian Federation, Nigeria and Ukraine) and favourable demographic characteristics, notably the large proportion of young people in Territories such as Nigeria who typically consume a higher amount of Sparkling beverages.

        Net sales revenue in the Emerging Markets amounted to €3,228.8 million in the year ended 31 December 2013, €3,194.8 million in the year ended 31 December 2012 and €2,828.0 million in the year ended 31 December 2011, which accounted for 47.0%, 45.4% and 41.4% of its total net sales revenue in the years ended 31 December 2013, 2012 and 2011, respectively.

Russian Federation

        The CCHBC Group is the exclusive bottler of the products of TCCC across the Russian Federation and the CCHBC Group believes it is the largest bottler of Sparkling beverages in this country in terms of sales volume. In addition to the core brands of TCCC, the CCHBC Group produces and sells in the Russian Federation other products of TCCC, such as Schweppes-branded mixer products. The CCHBC Group has in its portfolio a traditional malted beverage called "Kvass" (under "Kruzhka i Bochka" brand), which is very popular among Russian consumers. The CCHBC Group's juice brands in the Russian Federation include Rich and Dobry, which comprise the product portfolio of the Multon Z.A.O. group, the largest juice producer in Russia in terms of volume in the second half of 2013, which the CCHBC Group jointly acquired with TCCC in April 2005. The main non-Sparkling brands distributed by the CCHBC Group are Bonaqua water and Nestea ice teas. The CCHBC Group also sells and distributes energy drinks (Burn, Gladiator) and the range of Powerade sports drinks. In October 2010, the CCHBC Group entered into an agreement with Brown- Forman to distribute its spirits beverages (whiskey, premium vodka and tequila).

        In the year ended 31 December 2013, the CCHBC Group achieved sales volume of 388.0 million unit cases in the Russian Frederation, which represents an increase of 4.6% compared to the year ended 31 December 2012. Sales volumes in all key categories, except Water, increased compared to the year ended 31 December 2012. In the Water category, sales volume declined by 9.1% in line with our strategy to grow value ahead of volume. Sparkling beverages sales volume increased by 6.3% compared to the year ended 31 December 2012, driven mainly by the CCHBC Group's focus on supporting its flagship brand Coca-Cola regular in the run-up to the 2014 Sochi Winter Olympics, for which TCCC was a global sponsor. Tea category sales volumes increased by 6.0% compared to the year ended

31 December 2012 and Energy category sales volume grew by 19.3%, driven by our newly launched brand Gladiator and new packaging of the existing brand, Burn. Also, Juice category sales volume increased by 10.8% compared to the year ended 31 December 2012, with double-digit growth of both of the CCHBC Group's key brands (Dobry and Rich), and synergy gains which arose from the integration of sales and distribution systems with Multon Z.A.O. group, between 2010 and 2011. Spirits volumes, produced by Brown-Forman and distributed by the CCHBC Group in the year 2013, grew by 28.6% versus the prior year.

        The CCHBC Group continues to invest in its manufacturing facilities, sales equipment and distribution infrastructure in the Russian Federation. In the year ended 31 December 2013, the CCHBC Group's investment in these assets exceeded €110.0 million. The CCHBC Group distributes its products primarily through its direct delivery system, but also through wholesalers and independent distributors. The CCHBC Group believes that it has one of the largest direct distribution networks in the Russian Federation, comprising over 70 distribution centers in all regions of the country. The CCHBC Group continues to implement its distribution strategy for improving the availability of its products, in particular of its single-serve packages, across the country. The CCHBC Group continued to invest in business standardisation technologies across countries; thus, SAP Wave 2 was launched in Russia which went live on 1 January 2013. The CCHBC Group believes that its SAP Wave 2 system has enhanced its commercial capabilities and increased customer satisfaction levels.

Nigeria

        The CCHBC Group believes it is the largest bottler of non-alcoholic ready-to-drink beverages in Nigeria and that its Still and Water beverages are the leading brands in their respective categories. Together with its corporate predecessors, the CCHBC Group has bottled products of TCCC in Nigeria since 1953. The CCHBC Group now owns 100% of NBC following the successful completion of a scheme of arrangement in September 2011. In addition to the core brands of TCCC, the CCHBC Group's Sparkling beverage brands in Nigeria include a range of Schweppes products and Limca, a lemon-lime product. The CCHBC Group's Still beverages category brands include Eva bottled water, which the CCHBC Group believes is the leading bottled water brand in Nigeria in terms of sales volume, while the CCHBC Group believes that its flagship juice brand, Five Alive, is the number two brand in the juice category.

        Nigeria is the most populous country in Africa, with an estimated 169 million inhabitants, and has a warm climate and a young population that offer growth opportunities for the CCHBC Group's Sparkling, Still and Water beverage products. The GDP of Nigeria grew by approximately 6.5% in the year ended 31 December 2013, with an expected growth of 6.1% in 2014. The Nigerian retail sector remains highly fragmented despite the modest growth of modern trade channels. The CCHBC Group manages its distribution either directly or through wholesalers and third party distributors. The CCHBC Group's products are made available in more than 500,000 outlets spread all over the country. To make distribution more efficient, the CCHBC Group continues to expand its pre-selling system for high-volume outlets, adding third-party distributors and directly delivering to emerging key accounts. More than 80% of the CCHBC Group's sales are now generated through its pre-selling system. In addition, the CCHBC Group continues to expand its dealer base in selected areas and is working on improving merchandising standards, while expanding the availability of chilled products. Due to the low availability of electricity in Nigeria, the CCHBC Group also manufactures and distributes ice to support the supply of cold drinks in the immediate consumption channel.

        In the year ended 31 December 2013, the CCHBC Group's total volume in Nigeria was 202.5 million unit cases, which represented an 11.3% increase compared to the year ended 31 December 2012, attributable to a larger size of the market, increased marketing activities, and continuous improvement in execution and product availability.

        Sparkling beverages and the Water category grew by 11.5% and 13.8% respectively, in the year ended 31 December 2013, compared to the year ended 31 December 2012, while the Juice category declined by 4.7% year on year.

        As at December 2013, all the CCHBC Group's production facilities have fully functional wastewater treatment plants. While ensuring that the CCHBC Group uses the highest water quality for beverage production, the CCHBC Group continues to seek avenues to protect local water sources by improving its water use efficiency, reducing absolute water use and treating wastewater from its operations before discharge. With 70% of Nigeria's population under the age of 18 years, the youth population remains a critical segment of the nation's consumer base. The CCHBC Group continues to engage with this segment of population by spearheading and supporting programmes that are designed to improve the quality of their development. In 2013, the CCHBC Group continued its partnership with state governments to invest in educational infrastructure benefiting thousands of pre-college students across several communities. The CCHBC Group continues to provide skills development and job opportunities through its Technical Training school and the National Diploma recruitment scheme.

Romania

        The CCHBC Group believes that it is the largest bottler of non-alcoholic ready-to-drink beverages in Romania in terms of sales volume with a total volume of 148.5 million unit cases in the year ended 31 December 2013, of which 65.8% related to Sparkling beverages. The CCHBC Group also believes it is the leader in the Sparkling beverages category in terms of sales volume. In addition to the core brands of TCCC, the CCHBC Group also distributes Dorna water, Schweppes-branded mixer products, Cappy juices and Nestea ice tea, Burn energy drinks and illy cafe.

        In the year ended 31 December 2013, the CCHBC Group's total volume in Romania was 148.5 million unit cases, a decrease of 8.8% compared to the year ended 31 December 2012. Throughout the year, performance was adversely impacted by the difficult macroeconomic and trading environment as well as competitive promotional pressures. Volume in the Sparkling beverages category decreased by 8.1% compared to the year ended 31 December 2012. This is mainly attributable to the negative market trend and the unfavourable weather conditions during the summer months. The volume in the combined Still and Water beverages category declined by 9.4% compared to the year ended 31 December 2012, which was mainly attributable to an overall decline in the Water market.

        The CCHBC Group regularly reviews its infrastructure footprint with the aim of growing its business with borderless solutions, while taking advantage of its scale and geography. On 30 October 2013, together with TCCC, the CCHBC Group inaugurated a €22 million aseptic bottling line in Ploiesti. As a result, Romania will become a regional production hub exporting Cappy Pulpy to six territories of the CCHBC Group across Central and Eastern Europe.

Sales and marketing

Brand and market development

        In all of the CCHBC Group's Territories, and particularly in its Emerging and Developing Markets, the CCHBC Group believes that significant opportunities exist to promote increased consumption of Sparkling, Still and Water beverages. The CCHBC Group develops these opportunities by ensuring the CCHBC Group's brands are available in broad distribution across all relevant channels, in the right pack size to suit each channel or occasion, at the right price, and further supported by the appropriate brand-specific promotions and quality merchandising. These efforts combined are designed to develop consumer preference for the CCHBC Group's brands, increase its consumer base and drive purchasing frequency.

        Whereas TCCC's focus is on general consumer marketing and brand promotion of TCCC's brand-related products (involving, for example, building brand equity, analysing consumer preferences and formulating brand marketing strategies and media advertising plans), the CCHBC Group has primary responsibility for, and controls, the customer relationships and route to market in each of its relevant Territories and develops and implements its own sales and trade marketing strategy in each of its relevant Territories. The CCHBC Group, together with TCCC, conducts market analyses to better understand unique shoppers and purchase occasions in different trade channels. The principal focus of TCCC has traditionally been on the core Sparkling brands: Coca-Cola, Coca-Cola light, Coca-Cola Zero, Fanta and Sprite. Additionally, the CCHBC Group is working closely with TCCC to leverage its portfolio of brands beyond the core Sparkling range; including the Still drink categories of ready-to-drink tea, energy, juice, sport drinks and water. This full portfolio of products provides consumers of the CCHBC Group with a range of choices to meet their refreshment, well-being, health and fitness needs. The CCHBC Group recognises changing preferences in favour of products in its combined Still and Water beverages category and is working to satisfy this increasing demand and maximise its growth potential. The CCHBC Group plans to achieve this by developing existing brands, such as Cappy, Nestea, Burn and Powerade, as well as by launching or acquiring new brands, as the CCHBC Group has done in the past with Dobry, Nico and Rich in the Russian Federation, Bankia in Bulgaria, Rosa, Next and Su-Voce in Serbia, and Lilia and Lilia Frizzante in Italy.

        In practice, the CCHBC Group and TCCC discuss on an annual basis the long-term strategic direction of how the TCCC's brand-related products are to develop in particular Territories. The mutually agreed upon objectives shape the level of marketing and promotional investments that may become necessary to attain these goals. The mutually agreed marketing and promotional investments are in turn segregated into consumer-driven (such as building TCCC brand equity, analysing consumer preferences, formulating brand marketing strategies and media advertising plans), which are TCCC's responsibility, and customer-driven (such as customer discounts and marketing and promotional materials at a customer level) which are the CCHBC Group's responsibility.

        The CCHBC Group develops its fully-owned brands (Amita, Avra, RiverRock, Tsakiris snacks, Lanitis dairy products and others) with the same criteria as above.

        The CCHBC Group develops strong relationships with its customers by combining market, consumer and shopper insights with excellent execution at the point of sale. The CCHBC Group supports such market execution by conducting regular customer satisfaction surveys which assess its competence using a variety of measures, from supply chain reliability, sales force effectiveness, delivery of strong product and marketing promotions, through to overall responsiveness and issues resolution. Finally, the CCHBC Group also works closely with TCCC to execute coordinated brand and commercial strategies for each of its Established, Developing and Emerging Markets.

        The CCHBC Group sponsors significant sporting, cultural and community activities across all of its Territories in partnership with TCCC, a major supporter of important international events and programmes. The CCHBC Group seeks to integrate consumer marketing and sponsorship activities with its retail promotions. In conjunction with the global sponsorship of the Olympic Games by TCCC, which dates back to 1928 and were most recently seen in the 2014 Sochi Winter Olympics, the CCHBC Group engages in a range of promotions. TCCC's association with international sporting events such as the Olympic Games, the European Football Cup and the World Football Cup also enables the CCHBC Group to realise significant benefits from the unique marketing opportunities of some of the largest and most prestigious sporting events in the world.

        The CCHBC Group's partnership with TCCC extends beyond sports and includes other popular sponsorship-related marketing initiatives. At the same time, these sponsorship initiatives complement the CCHBC Group's local initiatives, which involve active participation in a broad range of events, ranging from musical and entertainment promotions to cultural and festive occasions, including a wide variety of national celebrations.

Revenue growth initiative

        As part of the CCHBC Group's effort to engage successfully in what it calls its "revenue growth initiative", the CCHBC Group seeks to optimise its product prices relative to value, identify the best mix of brands, packages and channels, drive packaging innovation and emphasise customer management. As a result of this approach, the CCHBC Group has introduced new packages to attract new consumers in each of its product categories, developed immediate consumption channels in each of its Territories by investing in cold drink equipment and has put in place an employee training programme together with TCCC, in which the CCHBC Group emphasises revenue growth initiative principles. The CCHBC Group also seeks to identify good revenue growth practices in its Territories based on actual results which it shares with the other Territories across its group.

Sales and marketing organisation

        In each of its Territories, the CCHBC Group sales and trade marketing strategy is implemented by its local sales force and is tailored to reflect the level of development and local customs in the marketplaces. The CCHBC Group ensures that those closest to the market, its national and regional sales and marketing organisations, are responsible and accountable for successfully implementing that strategy. The CCHBC Group believes that local sales forces are in the best position to evaluate the particular circumstances of each market and address its specific needs. Accordingly, the CCHBC Group seeks to encourage responsibility, flexibility and innovation at a local level.

        The CCHBC Group's key sales and marketing personnel typically include:

  •
  the commercial director, who has overall responsibility for country specific sales and marketing activities;

  •
  the marketing manager, who has overall responsibility for the development of channel-specific plans and programmes, understanding of local consumer insights, marketing analysis and company-owned brand plans;

  •
  the national sales manager, who leads the sales organisation; and

  •
  the key account managers, who are responsible for developing customer- specific plans and programmes.

        The CCHBC Group usually divides a country into different sales areas, each with a region manager who has responsibility for implementing national strategies at the local level and who leads a team of representatives responsible for sales, customer relations, merchandising and individual account management. The CCHBC Group's teams work closely with the relevant marketing teams of TCCC in developing and executing their sales and marketing plan.

Key account management

        The CCHBC Group uses collaborative key account management principles to build strong and long-term relationships with its major customers. The CCHBC Group's key account managers work together with major customers to improve their respective profit margins by increasing volume and revenue growth while reducing distribution costs. The CCHBC Group's key account managers also negotiate the terms of the CCHBC Group's commercial cooperation arrangements with its major customers, including marketing activities and promotional events. To ensure that its key account managers have the right skills, the CCHBC Group organises on a regular basis training programmes for them on how to manage large customers.

 Seasonality

        Product sales in all of the CCHBC Group's Territories are generally higher during the warmer months of the year, which are also periods of increased tourist activity in many of the CCHBC Group's Territories, as well as during religious holiday periods such as Christmas and Easter. The CCHBC Group typically experiences its best results of operations during the second and third quarters. In 2013, for example, the CCHBC Group realised 20.7% of its sales volume in the first quarter, 28.0% in the second quarter, 27.9% in the third quarter and 23.4% in the fourth quarter.

Raw and packaging materials

        The CCHBC Group's principal raw material, in terms of volume, is water, and all of its beverages production facilities are equipped with water treatment systems to provide treated water that meets all local regulatory requirements and the strict standards of TCCC. The CCHBC Group's facilities also treat waste water, with either on-site treatment systems or using municipal systems, to standards that meet local regulatory requirements and the standards of TCCC. The CCHBC Group's second key ingredient is concentrate, which the CCHBC Group purchases from companies designated by TCCC. The CCHBC Group's other major raw materials include sugar and other sweeteners, juice concentrates, carbon dioxide, glass, labels, PET resin, closures, plastic crates, aluminium cans, aseptic carton packages and other packaging materials.

        Expenditure for concentrate for TCCC's products constitutes a significant element of the CCHBC Group's raw material cost, representing approximately 44.0% of its total raw material costs in the year ended 31 December 2013. Under the CCHBC Group's bottlers' agreements with TCCC, it is required to purchase concentrate for all of TCCC's beverages exclusively from companies designated by TCCC. TCCC also determines the price of concentrate for all of TCCC's brands for each Territory. In practice, however, TCCC normally sets concentrate prices only after discussions with the CCHBC Group so as to reflect trading conditions in the relevant country and so as to ensure that such prices are in line with the CCHBC Group's and TCCC's respective sales and marketing objectives for particular TCCC brand-related products and particular Territories. TCCC generally uses an incidence-based pricing model in relation to the CCHBC Group, which generally tracks a percentage of the CCHBC Group's net sales revenue agreed from time to time, otherwise called the incidence rate.

        The CCHBC Group's principal sweetener is beet sugar, which it purchases from multiple suppliers in Europe. The CCHBC Group also purchases cane sugar for some of its Territories, which is then refined into white sugar by third party refiners. In some cases, the CCHBC Group purchases high fructose syrup, which is used either alone or in combination with sugar. The CCHBC Group does not purchase low-calorie or artificial sweeteners because they are part of the beverage concentrate supplied to it by TCCC for its low-calorie products. Supply contracts for sugar run typically for periods of 12 to 36 months. The CCHBC Group's Armenian, Bosnian, FYROM, Nigerian and Russian operations are exposed to the world sugar market. All of the CCHBC Group's EU markets and Switzerland (indirectly) operate within the EU sugar regime. This means that the minimum selling price for sugar is the EU intervention price plus the cost of raw material (beet), the cost of production and transport and profit margin. In the recent years, the European sugar market became increasingly volatile and the cost of these sweeteners has increased considerably due to internal supply and demand imbalances. The European Union has a structural deficit in sugar and, to meet demand, relies on imports from nations with preferential market access. World market price pressures and negative climatic effects on cane crops have been partly responsible for a considerable drop in forecasted imports from these countries. This has led to a drawdown in strategic stocks, increased market tightness and price rises. Nevertheless the strategic stocks have increased in recent months in light of the European Commission's decision to allow more imports into the EU. The CCHBC Group's non-EU markets may be exposed to other local government regulations, which normally restrict imports of sugar below local market prices. Following its strategy to support local businesses, the CCHBC Group is increasing the usage of locally produced sugar from sugar beet; for example, in the Russian Federation, the CCHBC Group has increased the share of beet sugar from 30% in 2011 to 48% in 2012 and 50% in 2013.

        CCHBC Group is sourcing PET resin both locally and worldwide in order to take advantage of benefits offered by low cost countries. PET resin cost decreased by 9.4% in 2013 compared to 2012. Although the prices in the first quarter of 2013 were at relatively high levels, within the following three quarters they started to reduce due to growing PET production capacity, relatively low demand in the entire polyester value chain and favorable US dollar /euro exchange rates.

        In 2013, the European Commission abolished some of the anti-dumping duties applicable to PET imports from several Asian countries into the EU, which in turn stimulated competition in the European PET market thereby reducing prices.

        The CCHBC Group uses recycled PET resin ("rPET") in several CCHBC countries as part of its commitment towards sustainability. In some markets, the CCHBC Group produces PET bottles with up to 50% rPET content. In 2013 the CCHBC Group worked very actively with the local supplier base to increase rPET availability and quality. At the same time the CCHBC Group successfully introduced a plant-based bottle (made up of 30% of plant-based material) in two markets, Serbia and Bulgaria, with an intention to extend that concept into several other Territories of the CCHBC Group in the upcoming years.

        The cost of the CCHBC Group's cans decreased in the year ended 31 December 2013, driven by lower input costs, mainly aluminium, which was locked in line with the CCHBC Group's risk management strategy at more favourable hedging rates as compared to the year ended 31 December 2012. In compliance with the quality standards prescribed by the CCHBC Group's bottlers' agreements with TCCC, the CCHBC Group purchases all containers, closures, cases, aseptic packages and other packaging materials and labels from TCCC-approved manufacturers. The CCHBC Group also purchases cold drink equipment, such as coolers, from approved third party suppliers.

        The CCHBC Group's major cold drink equipment supplier is Frigoglass S.A. In the year ended 31 December 2013, the CCHBC Group made purchases of coolers, coolers parts, glass bottles, crowns and plastics from Frigoglass S.A., totalling €118.9 million, compared to €137.9 million and €147.7 million in the years ended 31 December 2012 and 2011, respectively. In the year ended 31 December 2013, the CCHBC Group incurred maintenance and other expenses from Frigoglass S.A. and its subsidiaries of €10.6 million compared to €9.8 million and €6.3 million in the years ended 31 December 2012 and 2011, respectively.

        The purchases of coolers from Frigoglass S.A. in the year ended 31 December 2013 represented 97.5% of the CCHBC Group's total cooler requirements. Under the terms of a supply agreement that the CCHBC Group entered into with Frigoglass S.A. in 1999, initially set to expire on 31 December 2004, but extended on substantially similar terms in June 2004, then in December 2008 and most recently in April 2013 to 31 December 2018, the CCHBC Group has the status of a non-exclusive most favoured client of Frigoglass S.A. The CCHBC Group is required to obtain at least 60% of its annual requirements of coolers from Frigoglass S.A., in order to maintain its status as a non-exclusive most favoured client. The CCHBC Group has entered into all its supply agreements with Frigoglass S.A. on an arm's length basis. Frigoglass S.A. is related to the CCHBC Group. For further information on the CCHBC Group's relationships with Kar-Tess Holding and Frigoglass, see the section entitled "Additional Disclosures-Related Party Transactions-Relationship with Kar-Tess Group".

        The CCHBC Group seeks to ensure the reliability of its supplies by using, where possible, a number of alternate suppliers and transportation contractors. The majority of the CCHBC Group's procurement operations, other than those relating to TCCC's concentrate, are centrally managed by the CCHBC Group's central procurement department. During 2008, the CCHBC Group began integrating all its procurement activities into a specialised company, Coca-Cola Hellenic Procurement GmbH, located in Vienna, Austria.

        The CCHBC Group believes that it presently has sufficient access to materials and supplies, although strikes, weather conditions, customs duty regulations or other governmental controls or national emergency situations could adversely affect the supply of specific materials in particular Territories. Decreasing global demand may result in financing difficulties and excess capacity reductions with respect to certain of the CCHBC Group's suppliers, although these risks were successfully managed during 2012, during which period the CCHBC Group did not lose any key suppliers due to such issues. For further information on the risk of prices increases and shortages of raw materials on the CCHBC Group's results of operators, see "Operating and Financial Review and Prospects".

Competition

        The non-alcoholic ready-to-drink beverages industry is highly competitive in each of the CCHBC Group's Territories. Non-alcoholic ready-to-drink beverages are offered by a wide range of competitors, including major international, European, local and regional beverage companies and hypermarket and supermarket chains through their own private labels. In particular, the CCHBC Group faces intense price competition from local non-premium brand producers and distributors, which typically produce, market and sell Sparkling beverages and other non-alcoholic ready-to-drink beverages at prices lower than prices of the CCHBC Group, especially during the summer months. In some of its Territories, the CCHBC Group is also exposed to the effect of imports from adjacent countries of lower priced products, including, in some cases, trademarked products of TCCC bottled by other bottlers in the Coca-Cola bottling system.

        In most of its Territories, the CCHBC Group faces greater competition in its combined Still and Water beverages category, where its business is typically less developed and its brands are less established than in its core Sparkling beverages category, and there are often significant national and international competitors with established brands and strong market positions. However, the CCHBC Group intends to continue to develop its Still and Water beverages business and believes that its extensive capabilities in the sale, marketing and distribution of non-alcoholic ready-to-drink beverages, combined with its substantial business infrastructure and strong customer relationships, will allow the CCHBC Group to improve its competitive position in this category of its business.

        The CCHBC Group competes primarily on the basis of brand awareness, product quality, pricing, advertising, distribution channels, customer service, retail space management, customer marketing and customer point of access, local consumer promotions, package innovations and new products. One of the most significant factors affecting the CCHBC Group's competitive position is the consumer and customer goodwill associated with the trademarks of its products. TCCC plays a central role in the global marketing and brand building of its products. The CCHBC Group relies on TCCC to enhance the awareness of TCCC's brands against other non-alcoholic ready-to-drink international and local beverage brands.

        The diversity in consumer tastes, distribution channels and economic conditions in the different Territories in which the CCHBC Group operates, and even among the different regions of these Territories, is one of the main challenges of its business. The CCHBC Group adjusts its competitive strategy to local market conditions so that its products remain attractive, widely available and affordable to local consumers.

Regulation

        The production, packaging, transportation, safety, advertising, labelling and ingredients of the CCHBC Group's products are each subject to various EU, national and local regulations. In particular, EU regulation remains important to the CCHBC Group as approximately 55.9% of its sales volume in the year ended 31 December 2013 was generated from its Territories that are members of the European Union.

        The principal areas of regulation to which the CCHBC Group is subject are environmental matters and trade regulation. Other regulatory issues involve food laws and food safety, excise taxes and VAT.

Environmental matters

        The CCHBC Group is subject to different environmental legislation and controls in each of its Territories. In addition, the CCHBC Group has initiated its own environmental standards, performance indicators and internal reporting. These controls and standards are often stricter than those required by the local laws of the Territories in which the CCHBC Group's facilities are located and address specific issues that impact its business. To this end, the CCHBC Group is implementing the ISO 14001 environmental management systems in its facilities. As part of the CCHBC Group's infrastructure optimisation process, three production facilities were closed in the year ended 31 December 2013. Reflecting these changes, by 31 December 2013, 66 of the CCHBC Group's 68 production facilities had been certified to the ISO 14001 standard by internationally recognised audit bodies. The CCHBC Group anticipates two further certifications in 2014 in line with its plans to certify all of its plants over the next few years. The CCHBC Group plans to achieve certification of newly acquired or commissioned plants within two years.

        During the year ended 31 December 2013, 68 environmental systems audits and 15 compliance audits conducted on behalf of TCCC were carried out by independent agencies in the CCHBC Group's production facilities, comprising Sparkling beverages and/or juice, milk and mineral water facilities, including the facilities of its joint ventures. All of these audits were performed for purposes of establishing key performance indicators and internal reporting processes so as to monitor compliance with environmental standards going forward. During the course of 2013, the CCHBC Group conducted training sessions to enhance the capabilities of the country environmental coordinators. These individuals work closely with the Group dedicated environment manager to maintain environmental management systems, advance environmental impact reduction initiatives as well as to collect and report country-specific data to the CCHBC Group for tracking performance improvement and external reporting to stakeholders. This team of environmental professionals maintains communication routines on a regular basis to share best practices in order to improve the CCHBC Group's environmental management and control processes across the CCHBC Group.

        In addition, the CCHBC Group has implemented waste minimisation and environmental management programmes with respect to several aspects of its business, including usage of raw materials, energy consumption and water discharge. The CCHBC Group also cooperates with packaging suppliers to reduce the potential impact of packaging materials on global warming in accordance with international guidelines and standards.

        Achieving compliance with applicable standards and legislation may require facility modifications and capital expenditure, such as the installation of waste water treatment plants. The CCHBC Group has put in place an active programme to ensure that it fully complies with any such requirements. Laws and regulations may also restrict noise levels and the discharge of waste products, as well as impose waste treatment and disposal requirements. All of the jurisdictions in which the CCHBC Group operates have laws and regulations, which require polluters or site owners or occupants to remediate contamination.

        EU legislation requires each member state and accession candidate to implement the EU directive on packaging and packaging waste at the national law level, set waste recovery and recycling targets and require manufacturers and retailers, including the CCHBC Group and its customers, to implement the applicable standards. The EU packaging directive relates to all types of packaging and its primary objective is the minimisation of packaging and packaging waste, by requiring an increase in recycling and re-usage of packaging waste, the promotion of other forms of recovery for packaging waste and, as a result, a reduction of the quantity of disposed packaging waste.

        In particular, the directive sets targets for both the recovery and recycling of waste and for the reduction in the quantity of packaging waste for disposal. The directive of 1994, as amended in 2004, required that these targets be achieved by the end of 2008 (2011 for Greece, the Republic of Ireland and Portugal). All new member states had 18 months, until August 2005, to enact national laws to implement the new directive. New member states of the European Union were required to comply by the end of 2012 (2013 for Malta, 2014 for Poland and 2015 for Latvia). The directives set forth certain requirements for packaging and authorise member states to introduce national economic instruments (taxes and levies) to achieve the directives' objectives within the regulatory framework of a functioning internal market without obstacles to trade and competition distortions. The EU packaging and packaging waste legislation is going through an amendment process. The EU Commission is reviewing the packaging and packaging waste legislation and is expected to promulgate amendments to enhance the diversion of disposing waste in landfills and enhance the collection and recycling of PET, among other packaging materials. The EU Parliament has concluded that the performance of the post-consumer PET collection and recycling is very weak and approved a green paper on how to enhance the plastic recycling performance. Also, toward the end of 2013, the EU Commission and representatives of 21 Mediterranean Countries concluded discussions in Istanbul to establish a road map to address the increasing issue of marine litter. Both of these matters are expected to be addressed in the upcoming legislation changes. The CCHBC Group continues to work closely with governments and other industry participants to implement packaging collection schemes. These schemes have either been implemented or are in the process of being implemented in all of the CCHBC Group's EU Territories, including its Developing Markets.

Trade regulation

        The CCHBC Group's business, as the bottler of beverages of TCCC and other producers within specified geographic countries, is subject to competition laws of general applicability. In particular, the Treaty of Rome, which established the European Economic Community (now the European Union), precludes restrictions on the free movement of goods among the member states. As a result, unlike the CCHBC Group's international bottlers' agreements, its EU bottlers' agreements grant exclusive bottling Territories to the CCHBC Group subject to the exception that the EU and/or EEA bottlers of TCCC's beverages can, in response to unsolicited orders, sell such products in any EU and/or EEA country. You should read the section entitled "Additional Disclosures—Related Party Transactions—Relationship with The Coca-Cola Company—Bottlers' agreements," for additional information on the provisions of the CCHBC Group's international and EU bottlers' agreements.

Information technology

        Information technology ("IT") systems are critical to the CCHBC Group's ability to manage its business. The CCHBC Group's IT systems enable it to coordinate its operations, from planning, production scheduling and raw material ordering to order-taking, truck loading, routing, customer delivery, invoicing, customer relationship management and decision support. The CCHBC Group takes various actions with the aim of minimising potential technology disruptions, such as engaging SAP and a third party partner, Atos, to do pre go-live assessments, redundancy of systems alongside a robust disaster recovery environment and the establishment of a dedicated performance team. From a security perspective, the CCHBC Group conducts annual intrusion detection through independent companies, proceeding with internal and external security assessments and reviewing risk management processes. In the year ended 31 December 2013, the CCHBC Group did not experience any significant IT incidents or disruptions that had a material impact on the CCHBC Group's operations.

        The CCHBC Group's main IT platform is SAP, an integrated system of software applications. In 2006, an enhanced version was developed called Wave 2, which, as the CCHBC Group continues to implement it, is providing advanced capabilities to address customer-centric activities in the areas of customer relationship management, promotion management, equipment management, field sales execution, truck management and yard management. The CCHBC Group successfully rolled out the enhanced Wave 2, in 27 of its 28 Territories. The roll-out is considered by SAP to be the biggest in Europe, encompassing more than 32,600 users and 2.7 million customers without any business disruption, and has been identified as a key enabler for the fast implementation of the CCHBC Group's strategic vision. The CCHBC Group's plan is to complete deployment throughout its geographic footprint by including FYROM by January 2015. The projected investment for the entire programme is estimated to total to approximately €360 million.

Information technology personnel

        All of the CCHBC Group's IT and business process personnel are managed as one functional organisation across the entire group, the Business Solutions and Systems, which is intended to complement the CCHBC Group's strategy of deploying SAP template based solutions, including applications, data, and hardware, in support of best practice standards. Accountability for all IT activities, personnel and budgets has been concentrated with a central IT leadership team. This organisational structure has proved instrumental in driving standardisation, best practice deployment and operating efficiencies across the CCHBC Group's Territories. Following the establishment of an IT shared services organisation in Sofia, Bulgaria, the CCHBC Group continues to transition country-based IT activities and services to this more efficient and cost-effective centre, while focusing its country capabilities on account management and service management skills, as well as, specialisation in key business processes.

        The CCHBC Group continues to reap the benefits of this reorganisation from a cost, responsiveness and capability perspective, backed by an ISO 9000 certification by Lloyds Register Quality Assurance.

Information technology infrastructure

        The CCHBC Group continues to implement infrastructure optimisation programmes to upgrade, consolidate and outsource elements of its IT infrastructure, including desktops, laptops, servers, printers and user support processes.

        The CCHBC Group continued to assess technology trends and risks and embraced consumerisation opportunities. During the year ended 31 December 2013, after a successful Group pilot of the Apple iPad version of its sales force mobile solution, Apple iPads have been rolled out across selected Territories. The CCHBC Group also leverages cloud technology for infrastructure optimisation and integrated services such as Skype and the CCHBC Group's network for free conference services to lower its IT costs in line with its cost leadership strategic pillar.

Green IT

        The Green IT programme, a core element of the CCHBC Group's IT strategy, is well established as part of the CCHBC Group's plan to reduce its carbon footprint. The CCHBC Group designs its IT activities with close consideration of the power saving opportunities that they offer. As a result, in the year ended 31 December 2013, the CCHBC Group's Green IT programme led to a total reduction of 6,683 tons of CO2 emissions which is the CCHBC Group's best result since 2007. By further promoting and enhancing audio, web and video conferencing as alternatives to travelling, 5,895 tons of CO2 emissions were saved in the year ended 31 December 2013. In addition, projects such as server consolidation, paper-savings, usage of multi-function devices and LCD technology contributed to a saving of 788 tons of CO2 were saved in the year ended 31 December 2013.

Employees

        The following table provides a breakdown by activity and by segment of the average number of full-time employees of the CCHBC Group on a full-time equivalent basis, including the employees of its subsidiaries, in the years ended 31 December 2013, 2012 and 2011.

	Average number of employees in the year ended 31 December
	2013	2012	2011
By Activity
Production and Warehousing	13,418	15,150	14,870
Sales and Marketing	15,463	15,785	18,066
Administration	4,252	4,303	4,778
Distribution	4,956	4,499	3,577

Total	38,089	39,736	41,291

By Segment
Established Markets	7,349	7,372	8,572
Developing Markets	5,948	6,155	7,128
Emerging Markets	24,792	26,209	25,591

Total	38,089	39,736	41,291

        In order to meet the increased demand for the CCHBC Group's products in the summer months, it supplements its workforce with temporary employees during peak season. On average, in 2013, the CCHBC Group employed approximately 1,632 temporary full-time equivalent employees, around 4.3% of the CCHBC Group's total workforce.

Employee relations

        Approximately 25% of the CCHBC Group's employees were members of the 45 independent trade unions operating in its business as of 31 December 2013. Trade union participation varies within the CCHBC Group's unionised countries. For example, in Nigeria, nearly 98% of its nearly 4,799 employees are union members, whereas in Romania 17% of its nearly 1,701 employees are union members. Part of the CCHBC Group's workforce in Austria, Bosnia, Bulgaria, Croatia, Cyprus, Greece, the Republic of Ireland, Northern Ireland, Italy, Poland, the Russian Federation, Slovenia, Serbia and Montenegro and Ukraine is also unionised. Furthermore, over 50% of the CCHBC Group's employees are covered by collective labour agreements. Typically, these agreements cover procedural and substantive issues including terms and conditions of employment, employment benefits, access to training, grievance and disciplinary procedures, rights of appeal and health and safety in the workplace.

        The CCHBC Group has formal communication protocols with each trade union and works council to ensure regular and open dialogue and consultation. A unionised labour environment carries a risk of industrial action. However, the CCHBC Group considers its relationship with its workforce to be good. In 2013, working time lost due to strikes and industrial disputes was insignificant.

        In the following five countries, neither unions nor work councils exist: Moldova, Armenia, Belarus, FYROM and Hungary. In these cases, the CCHBC Group typically recommends the establishment of employee bodies for the purposes of information and consultation. For example, there is an employee-elected social committee in Hungary, while in Belarus there is a specific internal procedure to promote and encourage employee rights and duties protection, as well as the employer's responsibilities, such as health and safety work conditions creation and maintenance.

        The CCHBC Group is committed to communicating directly with all employees, whether unionised or not, about major change initiatives. In the event of redundancies, the CCHBC Group complies with local legislation in relation to information, and consults with employees and their representatives on the reasons for the change, the impact and the implications for affected employees. In 2013, there were 1,811 redundancies due to operational changes. Comprehensive severance packages meet and, in the majority of cases, substantially exceed statutory requirements. Aside from some minor labour actions of short duration in Greece and Nigeria, the restructuring in 2013 took place without incident and there was no disruption to supply as a result. As with any major organisational change, the CCHBC Group develops plans in consultation with unions and works councils where relevant. The CCHBC Group also liaises with the Select Committee of its European Works Council ("EWC"), and engages in regular dialogue with local works councils and town hall meetings attended by all employees.

        The CCHBC Group's EWC was established in 2002 under the European Works Council Directive 94/95/EU. This forum previously comprised of employee and management representatives from Austria, Greece, Italy, Northern Ireland and the Republic of Ireland. In 2005, representation was expanded to include operations from the CCHBC Group's Territories that joined the European Union in 2004, namely the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia. In 2007, the CCHBC Group's EWC was enlarged to include representatives from recently admitted members of the European Union, Bulgaria and Romania, as well as Cyprus which became one of the territories in 2006. The CCHBC Group's EWC is comprised of representatives of management and representatives of employees from all EU countries. It provides an annual forum for information and consultation on transnational matters affecting more than one of the CCHBC Group's Territories in the European Union. Under the terms of the agreement, the parties undertake to participate in the council in a spirit of co-operation, good faith and mutual trust. The operation of the EWC does not affect the exclusive right of management to make business, financial, commercial and technological decisions. In 2012, the CCHBC Group began discussions with the EWC select committee for the renewal of the EWC agreement. The amended EWC agreement was formally signed in May 2013.

Health and safety

        The health, safety and welfare of the CCHBC Group's employees are paramount, and the CCHBC Group is committed to achieving the most stringent standards of workplace safety and health. The Occupational Health and Safety Policy was adopted in 2004 and a group-wide initiative was launched to introduce the Occupational Health and Safety Assessment Series ("OHSAS"), 18001 across all Territories. The health and safety programme is designed to enhance both performance and conformance by implementing independently certificated and standardised OHSAS 18001 systems. Compliance with national occupational health and safety standards, the CCHBC Group's previous standard, still remains the minimum requirement in all operations. By 31 December 2013, 67 of the CCHBC Group's 68 plants had achieved certification to OHSAS 18001. A comprehensive plan is in place to achieve full certification of all plants, including new acquisitions. In 2013, an additional two manufacturing plants achieved certification, in line with the CCHBC Group's plans to certify all of its plants over the next few years.

        During the year ended 31 December 2013, 71 health and safety systems audits and 18 compliance audits on behalf of TCCC were conducted by independent agencies in 67 of the CCHBC Group's 68 production facilities, comprising Sparkling beverages and/or juice, milk and mineral water facilities, including the facilities of its joint ventures. All of these audits were performed for purposes of establishing key performance indicators and internal reporting processes to monitor compliance with health and safety standards.

Employee benefit obligations

Statutory termination benefits and pension benefits for employees

        Employees of the CCHBC Group's subsidiaries in Austria, Bulgaria, Croatia, Greece, Italy, Montenegro, Nigeria, Poland, Romania, Serbia and Slovenia are entitled to employee leaving indemnities, generally based on each employee's length of service, employment category and remuneration. These are unfunded plans where CCHBC meets the payment obligation as it falls due.

        The CCHBC Group's subsidiaries in Austria, Greece, Northern Ireland, the Republic of Ireland and Switzerland sponsor defined benefit pension plans. Of the three plans in the Republic of Ireland, two have plan assets as do the two plans in Northern Ireland, the plan in Greece and one plan in Switzerland. The Austrian plans do not have plan assets and CCHBC meets the payment obligation as it falls due. The defined benefit plans in Austria, Greece, Republic of Ireland and Northern Ireland are closed to new members.

        The total amounts set aside or accrued for the provision of statutory termination benefits for employees as at 31 December 2013, 2012 and 2011 were €86.2 million, €94.0 million and €95.0 million, respectively. The total amounts set aside or accrued for defined benefit pension plans for employees as at 31 December 2013, 2012 and 2011 were €20.7 million, €42.4 million and €41.4 million, respectively.

Jubilee plans

        The CCHBC Group provides long service benefits in the form of jubilee plans to its employees in Austria, Croatia, Nigeria, Poland, Slovenia and Switzerland.

        The total amounts set aside or accrued for jubilee plans for employees as at 31 December 2013, 2012 and 2011 were €7.8 million, €8.2 million and €7.9 million, respectively.

Defined contribution plans

        The CCHBC Group also sponsors defined contribution plans covering employees of a number of its subsidiaries. The CCHBC Group's contributions to these plans were €20.9 million for the year ended 31 December 2013, €20.9 million for the year ended 31 December 2012 and €20.5 million for the year ended 31 December 2011.

Risk factors

        You should carefully consider the risks and uncertainties described below. You should also refer to the other information set out in this annual report, including the CCHBC Group's audited consolidated financial statements and the related notes. The risks and uncertainties described below may materially affect CCHBC and any investment you make in CCHBC. If these events occur, the trading price of CCHBC Ordinary Shares and CCHBC ADSs could decline. Additional risks and uncertainties that do not currently exist, or that the CCHBC Group is unaware of, may also become important factors that adversely affect CCHBC and your investment.

 Risks Relating to the CCHBC Group's Relationship with The Coca-Cola Company, Kar-Tess Holding and Nestlé S.A.

If The Coca-Cola Company exercises its right to terminate the bottlers' agreements with the CCHBC Group, upon the occurrence of certain events, or is unwilling to renew these agreements upon expiry in 2023, the CCHBC Group's net sales revenue may decline dramatically. In addition, if The Coca-Cola Company is unwilling to renew the bottlers' agreements with the CCHBC Group on terms at least as favourable to the CCHBC Group as the current terms, the CCHBC Group's net sales revenue could also be adversely affected.

        The CCHBC Group's business relationship with TCCC is mainly governed by the bottlers' agreements with TCCC, which are an important element of the CCHBC Group's business. The trademarked beverages of TCCC (including trademarked beverages of joint ventures to which TCCC is a party) represented approximately 97% of the CCHBC Group's total sales volume in the year ended 31 December 2013. The CCHBC Group produces, sells and distributes TCCC's trademarked beverages pursuant to standard bottlers' agreements with TCCC covering each of the Territories. The bottlers' agreements include limitations on the CCHBC Group's degree of exclusivity in each of the Territories and, to the extent permitted by law, on its ability to market competing brands not owned by TCCC in the CCHBC Group's Territories outside the European Economic Area. The European Economic Area comprises the member states of the European Union as well as Norway, Iceland and Liechtenstein.

        The CCHBC Group enters into bottlers' agreements with TCCC for each of the Territories. Each of the CCHBC Group's bottlers' agreements has a fixed initial term. These agreements, the terms of which were extended with effect as at 1 January 2004 and most of which were due to expire in December 2013, have been extended until 2023, and may be further renewed, at TCCC's discretion. Although TCCC has agreed to extend the term of the bottlers' agreements for each of the Territories until 2023 and historically the bottlers' agreements entered into with TCCC by the CCHBC Group and its predecessors have been renewed at expiry, the CCHBC Group's business depends to a large extent on TCCC's willingness to renew the CCHBC Group's bottlers' agreements when they expire. If TCCC is unwilling to renew these agreements upon expiry in 2023, the CCHBC Group's net sales revenue will decline dramatically. In addition, if TCCC is unwilling to renew the CCHBC Group's bottlers' agreements on terms at least as favourable to the CCHBC Group as the current terms, the CCHBC Group's business could also be adversely affected.

        In addition, TCCC has the right to terminate the CCHBC Group's bottlers' agreements upon the occurrence of certain events of default, including limitations on the change in ownership or control of CCHBC and assignment or transfer of the bottlers' agreements. Although TCCC has never terminated a bottlers' agreement with the CCHBC Group due to non-performance, if TCCC exercises its right to terminate the bottlers' agreements upon the occurrence of certain events of default, the CCHBC Group's net sales revenue will decline dramatically and the CCHBC Group's business will be adversely affected. You should read the section entitled "Additional Disclosures—Related Party Transactions—Relationship with The Coca-Cola Company" for a description of the circumstances under which TCCC may terminate its bottlers' agreements with the CCHBC Group.

The Coca-Cola Company could exercise its rights under the bottlers' agreements with the CCHBC Group in a manner that would make it difficult for the CCHBC Group to achieve its financial goals.

        The CCHBC Group's bottlers' agreements govern the CCHBC Group's purchases of concentrate, which represents a significant raw materials cost. TCCC determines the price that the CCHBC Group pays for concentrate at its discretion. In practice, TCCC normally sets concentrate prices only after discussions with the CCHBC Group so as to reflect trading conditions in the relevant Territories and to ensure that such prices are in-line with the CCHBC Group's and TCCC's mutually agreed marketing objectives for particular TCCC brand-related products and particular Territories of the CCHBC Group. TCCC's right to set the CCHBC Group's concentrate prices could give TCCC considerable influence over the CCHBC Group's profit margins, business, results of operations and financial condition. TCCC has other important rights under the bottlers' agreements with the CCHBC Group, including the right to approve, in its sole discretion, the form and attributes of the packaging for TCCC's brand-related products and to designate authorised suppliers of certain packaging and other raw materials.

        There can be no assurance that TCCC's objectives when exercising its rights under the bottlers' agreements with the CCHBC Group will in all cases be fully aligned with the CCHBC Group's objective to realise profitable volume growth. It is therefore possible that TCCC could exercise its rights under the bottlers' agreements with the CCHBC Group to determine concentrate prices and to approve only certain of the CCHBC Group's suppliers, in a manner that would make it difficult for the CCHBC Group to achieve its financial goals.

Kar-Tess Holding and The Coca-Cola Company have substantial influence over the conduct of the CCHBC Group's business and their interests may differ from the interests of other shareholders.

        Kar-Tess Holding currently owns approximately 23.2% and TCCC currently owns approximately 23.1% of CCHBC's outstanding share capital. On 6 December 2010, Kar-Tess Holding transferred 22,453,254 shares representing 6.13% of CCHBC's outstanding shares by transferring its wholly owned subsidiaries under the trade names "Sammy LLC", "Lucky 70 LLC", "Zoe 20 LLC", "Kooky LLC", "Utopia Business Company Ltd.", "Harmonia Commercial S.A.", "Ice Cold Holdings Limited" and "Red & White Holdings Limited", to entities and individuals, who were either ultimate beneficial owners of Kar-Tess Holding or who were nominated by such ultimate beneficial owners of Kar-Tess Holding. No such entity or individual owns individually more than 2% of CCHBC's outstanding share capital.

        In connection with the acquisition of Coca-Cola Beverages plc in August 2000, Kar-Tess Group, of which Kar-Tess Holding is the sole member holding CCHBC Ordinary Shares, and TCCC through its affiliates (the "TCCC Entities"), entered into a shareholders' agreement which governed their respective shareholdings in CCHBC (the "Coca-Cola Hellenic Bottling Company S.A. Shareholders' Agreement") until such agreement was terminated with effect on settlement of the Share Exchange Offer on 25 April 2013. On 29 August 2000, in connection with the listing of the Coca-Cola Hellenic Shares on the LSE, Coca-Cola Hellenic Bottling Company S.A., Kar-Tess Group and the TCCC Entities entered into the Coca-Cola Hellenic Bottling Company S.A. Relationship Agreement in accordance with Rule 3.12 of the Listing Rules of the Financial Conduct Authority (the "Listing Rules"). The Coca-Cola Hellenic Bottling Company S.A. Relationship Agreement was terminated with effect on the settlement of the Share Exchange Offer on 25 April 2013. For further discussion of the Coca-Cola Hellenic Bottling Company S.A. Relationship Agreement, see the section entitled "Major Shareholders".

        Out of the thirteen members of CCHBC's Board of Directors (each, a "Director" and, collectively, the "Board of Directors" or the "Board"), Mr. George A. David, Mr. Anastasios P. Leventis, Mr. Anastassis G. David and Mr. Haralambos K. Leventis have been recommended by Kar-Tess Holding, and were originally nominated to Coca-Cola Hellenic Bottling Company S.A.'s board of directors by Kar-Tess Holding pursuant to the Coca-Cola Hellenic Bottling Company S.A. Shareholders' Agreement. Mr. Irial Finan and Mr. John Hunter were also originally nominated to Coca-Cola Hellenic Bottling Company S.A.'s board of directors by the TCCC Entities, pursuant to the Coca-Cola Hellenic Bottling Company S.A. Agreement. Following termination of the Coca-Cola Hellenic Bottling Company S.A. Shareholder's Agreement, neither Kar-Tess Holding nor TCCC or its affiliates have any special rights in relation to the appointment or re-election of nominee directors, and those Directors who were originally nominees of TCCC or its affiliates or Kar-Tess Holding on Coca-Cola Hellenic Bottling Company S.A.'s board of directors will be required to stand for re-election on an annual basis in the same way as the other Directors. Furthermore, the Nomination Committee is responsible for identifying and nominating prospective Directors for election to the Board of Directors by CCHBC

Ordinary Shareholders on an annual basis. However, for so long as such Directors who were originally nominees of TCCC or its affiliates or Kar-Tess Holding on Coca-Cola Hellenic Bottling Company S.A.'s board of directors remain on the Board of Directors, these historic board nomination arrangements are expected to enable each of TCCC or its affiliates and Kar-Tess Holding to exercise influence over the conduct of the CCHBC Group's business through their respective representation on the Board of Directors. As the Board of Directors comprises at least thirteen Directors, neither Kar-Tess Holding nor TCCC and its affiliates, acting individually, will be in a position to control (positively or negatively) decisions of the Board of Directors that are subject to simple majority approval; however, decisions of the Board of Directors that are subject to the special quorum provisions and supermajority requirements contained in the CCHBC Articles of Association (the "Articles"), in practice, require the support of Directors originally nominated by at least one of either TCCC and its affiliates or Kar-Tess Holding in order to be approved. In addition, based on their current shareholdings, neither Kar-Tess Holding nor TCCC (through CCHBC Grouping Inc.), acting individually, will be in a position to control a decision of the shareholders (positively or negatively), except to block a resolution to wind-up or dissolve CCHBC or to amend the supermajority voting requirements for such resolutions in the Articles, each of which require the approval of 80% of CCHBC Ordinary Shareholders, where all CCHBC Ordinary Shareholders are represented and voting, and other matters requiring supermajority shareholder approval, depending on the attendance levels at general meetings of CCHBC Ordinary Shareholders. The respective interests of Kar-Tess Holding and TCCC may differ from each other and from those of other CCHBC Ordinary Shareholders.

The CCHBC Group's success depends in part on The Coca-Cola Company's success in marketing and product development activities.

        The CCHBC Group derives the majority of its revenues from the production, sale and distribution of the trademarked beverages of TCCC. Whereas TCCC owns the trademarks of these products and is focused on overall consumer marketing and brand promotion of TCCC's products, the CCHBC Group develops and implements the sales and trade marketing at the country level and has primary responsibility for customer relationships. The profitable growth of the CCHBC Group's business depends in part on the success of TCCC's brand-related business, which in turn, depends in part on TCCC's consumer marketing activities, including TCCC's discretionary contributions to the CCHBC Group's annual marketing plan. Although the CCHBC Group's growth plans include product offerings in non-TCCC branded products, the expansion of the CCHBC Group's family of brands depends to a considerable extent on TCCC's product expansion strategy, particularly with respect to new brands. If TCCC were to reduce its marketing activities, the level of its contributions to the CCHBC Group's annual marketing plan or its commitment to the development or acquisition of new products, particularly new Still and Water beverages, these reductions could lead to a decrease in the consumption of trademarked beverages of TCCC in the Territories in which the CCHBC Group operates. This would, in turn, lead to a decline in the CCHBC Group's share of the non-alcoholic ready-to-drink beverages market and sales volume and adversely affect the CCHBC Group's growth prospects.

The CCHBC Group depends on The Coca-Cola Company to protect the trademarks of The Coca-Cola Company's products.

        Brand recognition is critical in attracting consumers to the CCHBC Group's products. In each country in which the CCHBC Group operates, TCCC owns the trademarks of all of the TCCC products which the CCHBC Group produces, distributes and sells. The CCHBC Group relies on TCCC to protect TCCC's trademarks in the Territories where the CCHBC Group operates, which include some countries that offer less comprehensive intellectual property protection than the United States or the European Union. The trademarked beverages of TCCC (including trademarked beverages of joint ventures to which TCCC is a party) represented approximately 97% of the CCHBC Group's total sales volume in the year ended 31 December 2013. If TCCC fails to protect its proprietary rights against infringement or misappropriation, this could undermine the competitive position of the products of TCCC and lead to a significant decrease in the volume of the CCHBC Group's sales of trademarked beverages of TCCC, which would materially and adversely affect the CCHBC Group's results of operations.

The Beverage Partners Worldwide joint venture between The Coca-Cola Company and Nestlé S.A. could be dissolved or altered in a manner that adversely affects the CCHBC Group's business.

        Beverage Partners Worldwide is a joint venture between TCCC and Nestlé S.A. On 10 December 2012, Beverage Partners Worldwide agreed to renew the bottlers' and/or distribution agreements (as applicable) in relation to the Nestea brand with the relevant subsidiaries of the CCHBC Group on substantially the same terms as the existing agreements for a term of 10 years with effect from 1 January 2014. The CCHBC Group's efforts to expand its presence in the combined Still and Water beverages category have focused, in part, on products for which Beverage Partners Worldwide owns the trademarks. Sales of Nestea ready-to-drink tea products comprised approximately 4% of total sales volume in the year ended 31 December 2013. The CCHBC Group depends on TCCC to protect its interests associated with Beverage Partners Worldwide. If Beverage Partners Worldwide is dissolved or altered in a manner that adversely affects the CCHBC Group's business, then its net sales revenue derived from the combined Still and Water beverages category may decline significantly and the CCHBC Group's ability to successfully implement its strategy to expand its Still and Water beverages business could also be materially and adversely affected. There can be no assurances that the CCHBC Group would be able to replace any Beverage Partners Worldwide products that are removed from its product portfolio as a result of such dissolution or alteration.

Risks Relating to the Non-Alcoholic Ready-to-Drink Beverages Industry

Weaker consumer demand for Sparkling beverages could harm the CCHBC Group's revenues and profitability.

        At the present time, the CCHBC Group's revenues and profitability remain substantially dependent upon sales of its Sparkling beverages. The CCHBC Group's Sparkling beverages business, particularly in its Established Markets, has witnessed a decrease in per capita consumption in recent years. This weakening of consumer demand for Sparkling beverages can be explained, in part, by demographic trends. Teenagers and young people account for the majority of Sparkling beverages consumption in the Established Markets. Currently these Territories are experiencing declining birth rates and ageing populations, which reduce the number of people in those age groups that traditionally are most likely to consume Sparkling beverages.

        Another trend adversely affecting growth in Sparkling beverages consumption in the Established Markets is the increased consumer focus on well-being, health and fitness, as well as concerns about obesity. Some consumers perceive Still and Water beverages such as juices, waters, ready-to-drink teas and sports and energy drinks to be more closely associated with a healthier lifestyle. Consequently, consumption of some of these alternative beverages is growing at a faster rate than consumption of Sparkling beverages. While this trend is most pronounced in the Established Markets, it also exists to some extent in the Developing and Emerging Markets. If this trend towards alternative beverages becomes more prevalent in the Developing and Emerging Markets, it could materially and adversely affect the CCHBC Group's prospects for future profitable growth in the Sparkling beverages category.

        If any of these trends impedes profitable growth in consumption of the CCHBC Group's core Sparkling beverages brands, its business and prospects would be severely impacted and the CCHBC Group may not be able to offset a decline in the Sparkling beverages category through increased sales in Still and Water beverages.

The CCHBC Group's growth prospects may be harmed if it is unable to expand successfully in the combined non-Sparkling beverages category.

        The CCHBC Group believes that there is significant growth potential for non-Sparkling beverages. The CCHBC Group intends to continue to expand its product offerings in this category, which includes juices, waters, sports and energy drinks and other ready-to-drink beverages, such as tea or coffees, as well as expand its distribution of third-party premium spirits. To the extent that the CCHBC Group intends to expand its presence in the highly competitive Still and Water beverages category with TCCC, such expansion will require TCCC to invest significantly in consumer marketing, brand promotion and/or brand acquisition and the CCHBC Group to invest significantly in production, sales, distribution development and/or business acquisitions. There is no assurance that TCCC will successfully develop and promote new Still and Water beverage brands or that the CCHBC Group will be able to increase its sales of new Still and Water products. Further, the CCHBC Group intends to expand its product offerings and its distribution of third-party premium spirits. Expanding the CCHBC Group's presence in this highly competitive market will also require significant investment from the CCHBC Group and there can be no assurances that the CCHBC Group will be able to successfully implement its plans to expand its distribution of third party premium spirits. If the CCHBC Group is unable to continue to expand in the combined Still and Water beverages category or to implement its plans to expand its own product offerings, then its growth prospects may be materially and adversely affected.

Risks Related to Emerging and Developing Markets

The lack of institutional continuity and safeguards in the Emerging and Developing Markets could adversely affect the CCHBC Group's competitive position, increase its cost of regulatory compliance and/or expose it to a heightened risk of loss due to fraud and criminal activity.

        While some of the Emerging and Developing Markets are in the process of transitioning to market economies, stable political institutions and comprehensive regulatory systems, some of them lack the institutional continuity and strong procedural and regulatory safeguards typical in the Established Markets. These risks are particularly relevant to the CCHBC Group's business and similar businesses in the fast moving consumer goods sector, which depend to a large extent on disposable income and discretionary spending by consumers. In addition, these risks are prevalent in the Russian Federation, Nigeria and Romania, which are the largest of the Territories in its Emerging Markets reporting segment in terms of volume. As a result, in the Emerging and Developing Markets, and, in particular, the Russian Federation, Nigeria and Romania, the CCHBC Group is exposed to regulatory uncertainty in certain areas, which could increase its cost of regulatory compliance, and may result in less comprehensive protection for some of its rights, including intellectual property rights, which could undermine its competitive position, thereby reducing the profitability of the CCHBC Group's operations, and limiting its growth prospects in these Emerging and Developing Markets.

        The lack of institutional continuity also exacerbates the effect of political uncertainty in the Emerging and Developing Markets, which, in turn, could adversely affect the orderly operation of markets, consumer confidence and consumer purchasing power. Institutional uncertainty is a risk that is particularly pertinent to the Russian Federation and Nigeria, and could impact these Territories of the CCHBC Group disproportionately compared to the CCHBC Group's other Territories. In addition, in countries with a large and complicated structure of government and administration, such as the Russian Federation, national, regional, local and other governmental bodies may issue inconsistent decisions and opinions that could increase the cost of regulatory compliance, which in turn, could reduce the profitability of the CCHBC Group's operations in such Territories.

        Finally, the CCHBC Group operates in some emerging and developing Territories where corruption can create a difficult business environment. It is the CCHBC Group's policy to comply with the US Foreign Corrupt Practices Act and similar regulations. This compliance may put the CCHBC

Group at a competitive disadvantage against competitors that are not subject to, or do not comply with, the same regulations, thereby limiting its growth prospects in such Territories. In addition, in some of the environments in which the CCHBC Group operates, businesses like the CCHBC Group are exposed to a heightened risk of loss due to fraud and criminal activity, even though the CCHBC Group reviews its financial systems regularly in order to minimise such losses.

The CCHBC Group is exposed to Emerging and Developing Markets' risks.

        A substantial proportion of the CCHBC Group's operations, representing 63.1% of net sales revenue and 76.3% of operating profit in the year ended 31 December 2013, is carried out in its Emerging and Developing Markets. The CCHBC Group's operations in these markets are subject to the customary risks of operating in emerging and developing markets, which include potential political and economic uncertainty, government debt crises, application of exchange controls, reliance on foreign investment, nationalisation or expropriation, crime and lack of law enforcement, political insurrection, terrorism, religious unrest, external interference, currency fluctuations and changes in government policy. These risks are particularly relevant to the CCHBC Group's business and similar businesses in the fast moving consumer goods sector, which depend to a large extent on the reliable and cost-effective delivery of products to end-customers, as well as on consumer confidence. Such factors could affect the CCHBC Group's results by causing interruptions to operations, by increasing the costs of operating in those Territories or by limiting the ability to repatriate profits from those Territories. Financial risks of operating in Emerging and Developing Markets also include risks of liquidity, inflation, devaluation, price volatility, volatile energy prices, currency convertibility and transferability, country default and austerity measures resulting from significant deficits as well as other factors. These circumstances could adversely impact the CCHBC Group's business, results of operations and financial condition. Currency volatility resulting from financial and political instability in certain of the Emerging and Developing Markets have materially impacted the CCHBC Group's results over the past years. Each of the Russian Federation, including as a result of the recent geopolitical events, Nigeria and Romania, which are the largest Territories in the Emerging Markets reporting segment in terms of volume, have experienced significant currency fluctuations that have impacted and may continue to impact the CCHBC Group's results disproportionately to the CCHBC Group's other Territories. Due to its specific exposure, these factors could affect the CCHBC Group more than its competitors with less exposure to such Emerging and Developing Markets, and any general decline in Emerging and Developing Markets as a whole could impact the CCHBC Group disproportionately compared to its competitors.

        Furthermore, geopolitical events involving Ukraine and Russia have recently affected and may further impact economic conditions in the region. See "—Recent events involving Ukraine and The Russian Federation could adversely affect the CCHBC Group's business, results of operations and financial condition." Nigeria has recently experienced political instability, violence, religious unrest and terrorism and suffers from a lack of infrastructure, such as roads and power supply. In both Nigeria and the Russian Federation the economy is dependent on, and subject to fluctuations in, energy prices. In addition, Romania has adopted austerity measures in response to its financial crisis and as a result of measures required by the International Monetary Fund. All of these and further circumstances may result in difficult economic conditions and negatively impact consumer demand and, in turn, materially impact the CCHBC Group's business, results of operations and financial performance in these Territories.

Recent events involving Ukraine and the Russian Federation have adversely affected and could further affect the CCHBC Group's business, results of operations and financial condition.

        The recent events involving Ukraine and the Russian Federation, including in relation to the Crimean peninsula, have, among other things, caused the devaluation of the Ukrainian hryvnia and the fall of the Russian ruble, adversely affected worldwide and regional financial markets, raised inflationary pressures and led the United States and the European Union to adopt targeted sanctions against designated persons and entities. Further developments could lead to prolonged geopolitical instability, additional and more extensive trade and economic sanctions, deteriorating macroeconomic conditions, pronounced civil unrest or even armed conflict in the region, or the threat thereof, and may precipitate change in global and regional economic conditions or cycles. Devaluation and fall in currencies have a direct adverse impact on the CCHBC Group as it translates its financial results from the Russian Federation and Ukraine in euro and its operations in these Territories are exposed to transactional effect, particularly when sourcing raw materials in other currencies than the Russian ruble or the Ukraine hryvnia, as applicable. From January 2014 until 25 March 2014, the Russian ruble and the Ukrainian hryvnia depreciated 8.4% and 29.4% respectively against the Euro compared to the 31 December 2013 exchange rates. For more information about the impact of a devaluation and fall in currencies on the CCHBC Group, see note 29 (Financial risk management) and note 36 (Post balance sheet events) to the consolidated financial statements. In addition, the events described above may have a material adverse effect on consumer demand for the CCHBC Group's products and materially impact the CCHBC Group's business, results of operations and financial position. In the year ended 31 December 2013, sales volumes and net sales revenue from external customers in the Russian Federation accounted for 18.9% and 21.8%, respectively, of the CCHBC Group's total sales volumes and total net sales revenue from external customers. In Ukraine, sales volumes and net sales revenue from external customers accounted for 3.8% and 3.1% respectively, of the CCHBC Group's total sales volumes and total net sales revenue from external customers. Non-current assets for Russia and Ukraine represented 15.6% and 2.5% of the consolidated non-current assets respectively as of December 2013. The Russian Federation and Ukraine form a major part of the Emerging Markets, which represented 47% of the Group's net sales revenue and 66.5% of its operating profit in the year ended 31 December 2013 and where the Group has anticipated significant growth, which may be adversely impacted as a result of the recent and future geopolitical events. For more information about the CCHBC Group's operations in Russia and Ukraine, see the section "The CCHBC Group's operations—Emerging Markets" in this annual report and note 3 (Segmental analysis) to the consolidated financial statements. For more information on risks to which the Group is exposed in Emerging and Developing Markets, see "—The CCHBC Group is exposed to Emerging and Developing Markets' risks".

The sustainability of the CCHBC Group's growth in its Developing and Emerging Markets depends partly on its ability to attract and retain a sufficient number of qualified and experienced personnel for which there is strong demand.

        In recent years, the CCHBC Group has experienced significant growth in a number of its Developing and Emerging Markets. As its business continues to grow and the level of its investment in such Territories increases, the CCHBC Group is faced with the challenge of being able to attract and retain a sufficient number of qualified and experienced personnel in an increasingly competitive labour market. The CCHBC Group's ability to sustain its growth in these Territories may be hindered if it is unable to successfully meet this challenge.

Risks Related to Competition

Competition law enforcement by the EU and national authorities may have a significant adverse effect on the CCHBC Group's competitiveness and results of operations.

        The CCHBC Group's business is subject to the competition laws of the Territories in which it operates and, with respect to the CCHBC Group's activities affecting the European Union, is also subject to EU competition law. The admission in 2004, 2007 and 2013 to the European Union of twelve of the European Territories in which the CCHBC Group operates has increased the impact of EU competition law on its business.

        The CCHBC Group cannot predict if competition law enforcement by the EU or national competition authorities will result in significant fines being imposed upon it or result in adverse publicity, or require it to change its commercial practices or whether related private lawsuits could require the CCHBC Group to pay significant amounts in damages. Any change in the competition laws to which the CCHBC Group's activities are subject or any enforcement action taken by competition authorities could adversely affect the CCHBC Group's operating results.

        You should read the section entitled "Additional Disclosures—Legal Proceedings," for additional information.

The CCHBC Group is engaged in a highly competitive business. Adverse actions by its competitors or other changes in the competitive environment may adversely affect its results of operations.

        The non-alcoholic ready-to-drink beverages market is highly competitive in each of the CCHBC Group's Territories. The CCHBC Group competes with, among others, bottlers of other international or regional brands of non-alcoholic ready-to-drink beverages, some of which are aggressively expanding in some of the Territories. The CCHBC Group also faces significant competition from private label brands of large retail groups. A change in the number of competitors, the level of marketing or investment undertaken by its competitors, or other changes in the competitive environment in its markets may cause a reduction in the consumption of the CCHBC Group's products and in its market share, and may lead to a decline in its revenues and/or an increase in its marketing or investment expenditures, which may materially and adversely affect its results of operations. Competitive pressure may also cause channel and product mix to shift away from the CCHBC Group's more profitable packages and channels, for example, the immediate consumption channel.

        In particular, the CCHBC Group faces intense price competition, especially in its Emerging and Developing Markets, from producers of local non-premium non-alcoholic, ready-to-drink beverage brands which are typically sold at prices lower than similar products of the CCHBC Group. In addition, the CCHBC Group faces increasing price competition from certain large retailers that sell private label products in their outlets at prices that are lower than prices of the CCHBC Group, especially in Territories with a highly concentrated retail sector. In some of the CCHBC Group's Territories, the CCHBC Group is also exposed to the effect of imports from adjacent countries of lower priced products, including, in some cases, trademarked products of TCCC bottled by other bottlers in the Coca-Cola bottling system. The entry into the European Union of all but one of the Developing Markets, as well as that of Romania and Bulgaria, has increased the exposure of such countries to such imports from other EU countries. In addition, the further enlargement of the European Union could lead to increased imports by wholesalers and large retailers of products produced and sold by the CCHBC Group in any of these countries for resale at lower prices in the CCHBC Group's other Territories, particularly its Established Markets, where the prices of its products are generally higher than in most of its Developing Markets. While this practice would not affect the CCHBC Group's sales volume overall, it could put pressure on its pricing in the Territories that receive such imports of lower priced products.

        If there is a change in the CCHBC Group's competitors' pricing policies, an increase in the volume of cheaper competing products imported into the CCHBC Group's Territories or the introduction of new competing products or brands, including private label brands, and if the CCHBC Group fails to effectively respond to such actions, the CCHBC Group may lose customers and market share and/or the implementation of its pricing strategy may be restricted, in which case its results of operations will be adversely affected.

The increasing concentration of retailers and independent wholesalers, on which the CCHBC Group depends to distribute its products in certain Territories, could lower the CCHBC Group's profitability and harm its ability to compete.

        The CCHBC Group derives, particularly in its Established Markets, a large and increasing proportion of its revenue from sales of its products either directly to large retailers, including supermarkets and hypermarkets, or to wholesalers for resale to smaller retail outlets. The CCHBC Group expects such sales to continue to represent a significant portion of its revenue. Most of the CCHBC Group's Territories are experiencing increased concentration in the retail and wholesale sectors, either because large retailers and wholesalers are expanding their share in the relevant market, or as a result of increased consolidation among large retailers and wholesalers.

        The CCHBC Group believes that such concentration increases the bargaining power of large retailers and wholesalers. The CCHBC Group's products compete with other non-alcoholic ready-to-drink beverage brands for shelf space in retail stores and with other fast moving consumer goods for preferential in-store placement. The CCHBC Group's large retail and independent wholesaler customers also offer other products, sometimes including their own brands that compete directly with the CCHBC Group's products. These large retailers and wholesalers could use their increasing market power in a way that could lower the CCHBC Group's profitability and harm the CCHBC Group's ability to compete.

Changes in how significant customers market or promote the CCHBC Group's products could reduce sales volumes.

        The CCHBC Group's revenue is impacted by how large retailers, such as supermarkets, hypermarket chains and independent wholesalers, market or promote the CCHBC Group's products. Revenue may, for example, be negatively impacted by unfavourable product placement at points of sale or less aggressive price promotions by large retailers or independent wholesalers, particularly in future consumption channels. Brand image may be negatively affected by aggressive price positioning close to that of non-premium products and private labels. Although the CCHBC Group seeks to engage its large retail and independent wholesale customers to achieve favourable product placement and in the development and implementation of marketing and promotional programmes, the CCHBC Group's sales volume, revenue and profitability may be adversely impacted by the manner in which large retailers or independent wholesalers engage in the marketing or promotion of its products. In addition, there can be no assurances that the CCHBC Group's large retail and independent wholesale customers, who often act for the CCHBC Group, the CCHBC Group's competitors and themselves, will not give the CCHBC Group's competitors, or their products, higher priority, thereby reducing their efforts to sell the CCHBC Group's products.

Risks Related to Prevailing Economic Conditions

Negative financial and economic conditions could lead to reduced demand for the CCHBC Group's products.

        Negative financial and economic conditions in many countries in which the CCHBC Group operates have led and could continue to lead to reduced demand for the CCHBC Group's products, or an increase in price discount activity, or both, which would have a negative impact on the CCHBC Group's financial position, results of operations and cash flows. Governments have been facing greater pressure on public finances, leading to risk of increased taxation and therefore to a reduction in consumers' disposable income. These factors may also lead to intensified competition for market share as well as reduced tourist activity, with consequential potential adverse effects on volumes. Negative financial and economic conditions may have a negative impact on the CCHBC Group's customers and other parties with whom the CCHBC Group does, or may do, business.

        Consumers' disposable income has come under pressure in several of the CCHBC Group's key markets as a result of price increases for fuel and food, among other things. Such price increases, along with local economic disruptions and economic uncertainty more generally, have also adversely affected consumer sentiment, which may further dampen discretionary spending over time. To the extent that this proves to be the case, sales volumes and pricing strategies in certain of the CCHBC Group's key markets may be adversely affected for an indeterminate period of time.

Increased taxation on the CCHBC Group's business may reduce the CCHBC Group's profitability.

        The CCHBC Group is subject to multiple taxes across each of the jurisdictions in which it operates. The imposition of new taxes, or increases in taxes on the CCHBC Group's products, may have a material adverse effect on the CCHBC Group's business, financial condition, prospects and results of operations. The severe fiscal crises currently impacting many of the CCHBC Group's Territories have resulted in increased taxation on the CCHBC Group's business. For example, pursuant to Article 5 of Law 3845/2010, the Greek government imposed in May 2010 an "Extraordinary Contribution of Social Responsibility" on net income for the fiscal year ended 31 December 2009. The amount of the "Extraordinary Contribution of Social Responsibility" assessed for 2009 was €21.2 million, which the CCHBC Group recorded as a tax charge in 2010.

        Further fiscal measures may continue to result in increased taxation on the CCHBC Group's business, which would reduce the CCHBC Group's profits. Governments may also enact or increase taxes that apply to the sale, or production, of the CCHBC Group's products. In Greece, effective from 1 September 2011, VAT on non-alcoholic beverages and juices, except for mineral water, increased from 13% to 23%. At the end of 2011, in Italy, VAT increased by 1% to 21%, and an additional increase of 1% was implemented in October 2013. In Ireland effective from January 2012, VAT increased by 2% to 23%. In Cyprus, effective from January 2014, VAT increased by 1% to 19%. Furthermore, the standard VAT rate increased from 20% to 21% in the Czech Republic (January 2013) and from 20% to 22% in Slovenia (July 2013).

        On the other hand, in 2011, Hungary introduced a tax on consumption of beverages with sugar and caffeine content higher than a specified amount, which affects the cost to consumers for some of the CCHBC Group's products. Higher taxes on the sale of the CCHBC Group's products, in the form of excise or other consumption taxes, could lead to increased prices, which in turn may adversely affect the sale and consumption of the CCHBC Group's products and reduce the CCHBC Group's revenues and profitability. Government imposed deposits or taxes on glass and/or metal packaging material, and/or other materials used in the CCHBC Group's business, would also reduce the CCHBC Group's profitability.

The global financial and credit crisis and the Eurozone sovereign debt crisis, including the Greek government debt crisis, may have an impact on the CCHBC Group's financial condition and business prospects that currently cannot be predicted, and increasing interest rates may affect the CCHBC Group's financial results and ability to obtain credit.

        The credit crisis and related turmoil in the global financial system, as well as the Eurozone sovereign debt crisis, may have a material impact on the CCHBC Group's financial condition and business prospects, and the CCHBC Group may ultimately face major challenges if conditions do not improve. If the capital and credit markets continue to experience volatility and the availability of funds in the capital and credit markets becomes limited, then the CCHBC Group may face increased interest rates and incur other costs associated with future debt financings and its ability to access the capital markets or borrow money in the future may become restricted at a time when the CCHBC Group would like, or need, to raise funds, which could have an adverse impact on the CCHBC Group's flexibility to react to changing economic and business conditions, as well as on the CCHBC Group's ability to fund its operations and capital expenditure in the future, on its growth rate and on shareholder returns. In addition, if the global financial crisis results in decreases in yield on, or a fall in the value of, investments held by CCHBC Group's funded pension plans, the CCHBC Group may have to increase its funding levels of such pension plans from its current funding requirements, which could adversely affect the CCHBC Group's results of operations and financial condition. Furthermore, changes in the CCHBC Group's credit rating could have a material adverse effect on its interest costs and, in the longer term, on its financing sources. The CCHBC Group's credit rating can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions, and capital management activities as well as the trading and economic environment, including the global financial and credit crisis and the Eurozone sovereign debt crisis. While the ultimate outcome and impact of the current crises cannot be predicted, they may have a material adverse effect on the CCHBC Group's future financial condition and business prospects.

        Countries in which the CCHBC Group operates also face difficult economic conditions as a result of restrictive fiscal measures imposed in response to the Eurozone sovereign debt crisis. Italy accounted for 14.1% of unit sales volume and 14.5% of net sales revenue in the year ended 31 December 2013. In May 2010 and August 2011, the Italian government announced significant reductions in public expenditure, designed to reduce the fiscal deficit to 3% or less of gross domestic product by 2012. According to Oxford Economics, Italy has been in a recession since 2011, recording negative GDP growth for 2012 and 2013 and, in November 2013, the Italian unemployment rate hit a record high of 12.7%, whereas disposable income is expected to decline further in 2014 following six consecutive years of decline. Greece, which accounted for 4.7% of unit sales volume and 5.9% of net sales revenue for the year ended 31 December 2013, still faces an economic crisis resulting from significant government fiscal deficits and high levels of government borrowing. As a condition of the second European Monetary Union/International Monetary Fund rescue package announced on 20 February 2012, Greece committed to further aggressive and wide-ranging fiscal retrenchment during 2013, including increases in taxation. By way of example, Greek law 4110/2013 which was enacted on 23 January 2013, increased the general corporate income tax rate applicable to Greek tax-resident legal entities from 20% to 26%. According to Oxford Economics, the sustained economic and budgetary challenges that the Greek government faces with respect to its high public debt burden are reflected in the last six consecutive years of recorded negative GDP growth and a record high unemployment rate (28% in November 2013). Greece's weakening economic prospects led to sequential downgrades during 2010, 2011 and 2012 by Standard & Poor's Ratings Services of Greece's sovereign credit ratings to SD (selective default). In March 2012, Moody's Ratings Services downgraded Greece's sovereign credit rating to C. In November 2013 Moody's Ratings Services upgraded Greece's rating to Caa3. These negative trends are expected to continue during 2014, although at a decelerating trend, impacting disposable income and spending, which has had and will continue to have a material adverse effect on the CCHBC Group's business, including increased taxation. In addition, the possibility that Greece could default on its sovereign debt obligations, and the consequent effect on its ability to remain part of the Eurozone, cannot be entirely ruled out. Such an event could have severe adverse consequences for the Greek economy, the magnitude of which is difficult to predict. The Republic of Ireland accounted for 2.0% of the CCHBC Group's sales volume in 2013. In November 2010, the Irish government agreed a rescue package with the European Union, the International Monetary Fund and the European Central Bank. According to Oxford Economics, these measures negatively impacted disposable income which has been on a declining trend since 2010. In December 2013, Ireland officially exited the bailout programme and in January 2014 it became the first country among those that received a rescue package to successfully complete a sovereign debt auction. Furthermore, in October 2013 Serbia's government proposed austerity measures, including tax increases and cuts in public sector wages and subsidies to state companies, in an effort to reduce high public debt and budget deficit.

        The foregoing consequences have resulted and may continue to result in reduced demand for the CCHBC Group's products. As a result, the sovereign debt crisis, the measures aimed at addressing such crisis and the consequences thereof could adversely affect the results of the CCHBC Group's local operations and the results of the CCHBC Group on a consolidated basis.

        These measures may also lead to a deterioration in the financial condition of certain of the CCHBC Group's suppliers. Damage or disruption to the production or distribution capabilities of the CCHBC Group due to social unrest, political instability, the financial and/or operational instability of key suppliers, distributors, warehousing and transportation providers or brokers, or other reasons could impair the CCHBC Group's ability to manufacture or sell its products. Further, government fiscal measures in the Territories have resulted and may continue to result in increased taxation on the CCHBC Group's business, which would reduce the CCHBC Group's profits. The Eurozone sovereign debt crisis has created in the past and may create in the future downward pressure on the euro, resulting in an increase in the prices that the CCHBC Group must pay for certain raw and packaging materials that are priced in other currencies (principally US dollars). Any such pressure in the future could depress the CCHBC Group's profit margins if it were unable to recover these additional operating costs from its customers through market based activities. Any one or a combination of these factors may have a material adverse effect on the CCHBC Group's results of operations and financial condition.

Risks Related to the CCHBC Group's Business

The CCHBC Group relies on the reputation of the CCHBC Group's brands.

        The CCHBC Group's success depends on its ability to maintain and enhance the image and reputation of its existing products and to develop a favourable image and reputation for new products. An event, or series of events, that materially damages the reputation of one or more of the CCHBC Group's brands could have an adverse effect on the value of those brands and subsequent revenues from those brands or businesses.

Contamination or deterioration of the CCHBC Group's products could hurt its reputation and depress its revenues.

        The contamination or deterioration of the CCHBC Group's products, whether actual or alleged, deliberate or accidental, could harm its reputation and business. A risk of contamination or deterioration exists during each stage of the production cycle, including during the production and delivery of raw materials, the bottling and packaging of the products, the stocking and delivery of products to retailers and wholesalers, and the storage and shelving of its products at the final points of sale. Any such contamination or deterioration could result in a recall of the CCHBC Group's products and/or criminal or civil liability, which could restrict the CCHBC Group's ability to sell its products and, in turn, could have a material adverse effect on its business and prospects. Similar incidents involving other bottlers of TCCC's products, could also materially and adversely impact the competitiveness and revenues of the CCHBC Group by harming the reputation of TCCC's brands globally.

Adverse weather conditions and reduced tourist activity could reduce demand for the CCHBC Group's products.

        Demand for the CCHBC Group's products is affected by weather conditions in the Territories in which the CCHBC Group operates. Consumption is particularly strong during the second and third quarters when demand rises due to warmer weather and, in some of the CCHBC Group's Territories, increased tourist activity. As a result, unseasonably cool temperatures in the Territories in which the CCHBC Group operates or reduced tourist activity in certain Territories during the summer season could adversely affect its sales volume and the results of its operations for the year.

Climate change may negatively affect the CCHBC Group's business.

        There is increasing concern that a gradual increase in global average temperatures due to higher concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Decreased agricultural productivity in certain regions as a result of changing weather patterns may limit availability or increase the cost of key agricultural commodities, such as sugarcane, corn, beets, citrus, coffee and tea, which are important ingredients for the CCHBC Group's products. The increased frequency or duration of extreme weather conditions could also impair production capabilities, disrupt the CCHBC Group's supply chain or impact demand for the CCHBC Group's products. Climate change may also exacerbate water scarcity and cause a further deterioration of water quality in affected regions, which could limit water availability for the CCHBC Group's operations. In addition, public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs and may require the CCHBC Group to make additional investments in facilities and equipment. As a result, the effects of climate change could have a long-term adverse impact on the CCHBC Group's business and results of operations.

Miscalculation of infrastructure investment needs could impact the CCHBC Group's financial results.

        The CCHBC Group's projected requirements for infrastructure investments may differ from actual levels if anticipated sales volume growth does not materialise. The CCHBC Group has, in the past, invested substantially in production capacity and sales and distribution infrastructure, particularly in the CCHBC Group's key Emerging Markets. Such infrastructure investments are generally long-term in nature and it is possible that investments may not generate the expected returns due to changes in the marketplace. Significant changes from the CCHBC Group's expected returns on cold drink equipment, fleet, technology and supply chain infrastructure investments could adversely affect the CCHBC Group's financial results.

Information technology failures could disrupt the CCHBC Group's operations and negatively impact its business.

        IT systems are critical to the CCHBC Group's ability to manage its business and, in turn, to maximise efficiencies and minimise costs. The CCHBC Group's IT systems enable it to coordinate its operations, from planning, production scheduling and raw material ordering, to order-taking, truck loading, routing, customer delivery, invoicing, customer relationship management and decision support. The CCHBC Group's main IT platform is SAP, an integrated system of software applications. An enhanced version of SAP, called "Wave 2", was developed for the CCHBC Group in 2006 and since that time has been implemented in 27 of the Territories. Wave 2 is designed to provide advanced capabilities to address customer-centric activities in the areas of customer relationship management, promotion management, equipment management, field sales execution, truck management and yard management. In 2011, the CCHBC Group implemented its shared services project, which is intended to standardise and simplify key finance and human resources processes and, in turn, intended to improve productivity and efficiency within the CCHBC Group's country operations, all at a reduced cost.

        If the CCHBC Group does not allocate and effectively manage the resources necessary to build and sustain a proper IT infrastructure, the CCHBC Group could be subject to transaction errors, processing inefficiencies, customer service disruptions and, in some instances, loss of customers. Challenges relating to the building of new IT structures can also subject the CCHBC Group to certain errors, inefficiencies, disruptions and, in some instances, loss of customers. The CCHBC Group's IT systems, and the systems of its third party IT service providers may also be vulnerable to a variety of interruptions due to events beyond the CCHBC Group's control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers and other security issues. Although the CCHBC Group has security initiatives and disaster recovery plans in place to mitigate its risk to these vulnerabilities, such measures may not have been effectively implemented or may not be adequate to ensure that its operations are not disrupted. IT interruptions and system failures could have a material and adverse effect on the CCHBC Group's ability to realise the anticipated improvements in productivity and efficiency relating to, or cost reductions in respect of, the CCHBC Group's implementation of Wave 2 and its shared services project.

Disruptions to the CCHBC Group's supply or distribution infrastructure could adversely affect its business.

        The CCHBC Group depends on effective supply and distribution networks to obtain necessary inputs for its production processes and to deliver its products to its customers. Damage or disruption to such supply or distribution capabilities due to weather, natural disaster, fire, loss of water or power supply, terrorism, political instability, military conflict, pandemic, strikes, the financial and/or operational instability of key suppliers, distributors, warehousing and transportation providers or brokers, or other reasons, could impair the CCHBC Group's ability to manufacture or sell its products.

        Although the risk of such disruptions is particularly acute in the Emerging Markets where distribution infrastructure is relatively undeveloped, its operations in Developed and Established Markets are also subject to such risks. In Greece, for example, which is one of the CCHBC Group's key markets, general transportation strikes in 2010 limited the CCHBC Group's ability to fulfil customer orders for several weeks, particularly in its higher margin immediate consumption channels. The current economic crisis in Greece may result in similar events.

        To the extent that the CCHBC Group is unable to effectively manage such events if they occur, or cannot financially mitigate the likelihood or potential impact of such events, there could be a materially adverse effect on the CCHBC Group's business and results of operations.

Price increases in, and shortages of, raw materials and packaging materials could materially and adversely affect the CCHBC Group's results of operations.

        The CCHBC Group's results of operations may be affected by the availability and pricing of raw materials and packaging materials, including water, sugar and other sweeteners, juice concentrates, glass, labels, plastic resin, closures, plastic crates, aluminium, aseptic packages and other packaging products and ingredients, some of which are priced in currencies other than the functional currencies of the CCHBC Group's operating companies.

        Water, in particular, is the main ingredient in substantially all of the CCHBC Group's products. As demand for water continues to increase around the world and as the quality of available water deteriorates, the CCHBC Group may incur increasing production costs or face capacity constraints. Sugar is also a primary ingredient in many of the CCHBC Group's products and has recently experienced significant price increases and volatility.

        The supply and price of raw materials and packaging materials used for the production of the CCHBC Group's products can be affected by a number of factors beyond its control, including the level of crop production around the world, global supply and demand, export demand, market fluctuations, speculative movements in the raw materials or commodities markets, exchange rates, currency controls, government regulations and legislation affecting agriculture, adverse weather conditions, economic factors affecting growth decisions, various plant diseases and pests.

        The CCHBC Group cannot predict future availability, or prices, of the raw materials or commodities required for its products. The markets for certain raw materials or commodities have experienced, and will continue to experience, shortages and significant price fluctuations. Such factors may affect the price and availability of ingredients that the CCHBC Group uses to manufacture its products, as well as the cans and bottles in which its products are packaged.

        In addition, changes in global supply and demand, market fluctuations, weather conditions, government controls, exchange rates, currency controls and other factors may substantially affect the price of both raw and packaging materials. A substantial increase in the prices of these materials will increase the CCHBC Group's operating costs, which will depress its profit margins if it is unable to recover these additional operating costs from its customers. Although supply agreements and derivative financial instruments can protect against increases in raw material and commodities costs, they cannot provide complete protection over the longer term. Moreover, since hedging instruments establish a purchase price for the applicable commodities in advance of the time of delivery, it is possible that the CCHBC Group may become locked into prices that are ultimately higher than the actual market price at the time of delivery.

        A sustained interruption in the supply of raw materials and packaging materials could also lead to a significant increase in the price of such materials or could impede the CCHBC Group's production process if the CCHBC Group is unable to find suitable substitutes. In each case, this could have a materially adverse effect on the CCHBC Group's results of operations. You should read sections entitled "Information on the CCHBC Group—Raw and Packaging Materials" and "Operating and Financial Review and Prospects—Principal Factors Affecting the CCHBC Group's Results of Operations—Raw material costs," for additional information on the CCHBC Group's procurement of packaging and raw materials and the cost of raw materials.

Increases in the cost of energy could affect the CCHBC Group's profitability.

        The CCHBC Group uses a significant amount of electricity, natural gas and other energy sources to operate its bottling plants and, in some of its Territories, to operate fleets of motor vehicles. Due to the nature of its business, the CCHBC Group is particularly reliant on energy and a substantial increase in the price of fuel and other energy sources would increase the CCHBC Group's costs and, therefore, could negatively impact its profitability. The CCHBC Group is particularly reliant on natural gas exports from the Russian Federation and would be particularly affected by any restriction of natural gas exports from that country.

Fluctuations in exchange rates may adversely affect the CCHBC Group's results of operations and financial condition.

        The CCHBC Group derives a portion of its revenue from Territories that have functional currencies other than its reporting currency, the euro. As a result, any fluctuations in the values of these currencies against the euro impacts the CCHBC Group's income statement and balance sheet when its results are translated into the euro. If the euro appreciates in relation to these currencies, then the euro value of the contribution of these operating companies to the CCHBC Group's consolidated results and financial position will decrease.

        The CCHBC Group incurs currency transaction risks whenever one of its operating companies enters into either a purchase or sale transaction using a currency other than its functional currency. In particular, the CCHBC Group purchases raw materials which are priced predominantly in euro and US dollars, while the CCHBC Group currently sells its products in Territories other than Austria, Cyprus, Estonia, Greece, Italy, Montenegro, the Republic of Ireland, Slovakia and Slovenia, in local currencies. Although the CCHBC Group uses financial instruments to attempt to reduce its net exposure to currency fluctuations, there can be no assurances that it will be able to successfully hedge against the effects of this foreign exchange exposure, particularly over the long-term. The CCHBC Group attempts to reduce its currency transaction risk, where possible, by matching currency sales revenue and operating costs. Given the volatility of currency exchange rates, the CCHBC Group cannot assure that it will be able to manage its currency transaction risks effectively or that any volatility in currency exchange rates will not have a material and adverse effect on its financial condition or results of operations.

The CCHBC Group is exposed to the impact of exchange controls, which may adversely affect its profitability or its ability to repatriate profits.

        The currencies of Nigeria, Ukraine, Belarus, Cyprus and Moldova can only be converted or transferred in limited amounts or for specified purposes established by their governments. These Territories represented 16.8% of unit sales volume and 14.4% of net sales revenue for the year ended 31 December 2013. In addition, it is possible that if any country in which the CCHBC Group operates or is established ceases to use the euro as its currency, that country would apply exchange controls. In Territories where the local currency is, or may become, convertible or transferable only within prescribed limits or for specified purposes, it may be necessary for the CCHBC Group to comply with exchange control formalities and to ensure that all relevant permits are obtained before it can repatriate profits of its subsidiaries in these Territories. Such controls may have a material adverse effect on the CCHBC Group's profitability or on its ability to repatriate profits that it earns out of these Territories or otherwise have a negative impact on the capital markets of such Territories.

The CCHBC Group's operations are subject to extensive regulation, including resource recovery, environmental and health and safety standards. Changes in the regulatory environment may cause the CCHBC Group to incur liabilities or additional costs or limit its business activities.

        The CCHBC Group's production, sales and distribution operations are subject to a broad range of regulations, including environmental, trade, labour, production, food safety, advertising and other regulations. Governments may also enact or increase taxes that apply to the sale of the CCHBC Group's products. More restrictive regulations or higher taxes could lead to increasing prices, which in turn may adversely affect the sale and consumption of the CCHBC Group's products and reduce its revenue and profitability. You should read the section entitled "Information on the CCHBC Group—Regulation", for additional information on the regulations to which the CCHBC Group is subject.

        Some environmental laws and regulations may result in significant additional costs or diminish the CCHBC Group's ability to formulate and implement marketing strategies that it believes could be more effective, such as the use of a particular packaging material or method. A number of governmental authorities in the Territories in which the CCHBC Group operates have adopted, considered or are expected to consider legislation aimed at reducing the amount of discarded waste. Such programmes have included, for example, requiring the achievement of certain quotas for recycling and/or the use of recycled materials, imposing deposits or taxes on plastic, glass or metal packaging material and/or requiring retailers or manufacturers to take back packaging used for their products. Such legislation, as well as voluntary initiatives similarly aimed at reducing the level of waste, could require the CCHBC Group to incur greater costs for packaging and set higher wholesale prices to cover these incremental costs, which could be passed on to consumers and negatively affect the CCHBC Group's sales. In addition, such legislation could prevent the CCHBC Group from promoting certain forms of profitable non-returnable packages or could otherwise adversely impact its business and prospects. For additional information, see the section entitled "Information on the CCHBC Group—Regulation—Environmental matters".

        The CCHBC Group is subject to a broad range of environmental, health and safety laws and regulations in each of the Territories in which it operates. They relate to, among other things, waste water discharges, air emissions from solvents used in coatings, inks and compounds, the use and handling of hazardous materials and waste disposal practices. If the CCHBC Group fails to comply with applicable environmental standards, it may face liabilities. In the event of gradual pollution, potential liabilities could be greater for which insurance policies are not readily available in the insurance market. However, the CCHBC Group holds insurance coverage restricted to third party bodily injury and/or property damage in respect of sudden, identifiable, unintended and unexpected incidents.

        Environmental regulations are becoming more stringent in many of the Territories in which the CCHBC Group operates. In particular, governments and public interest groups are becoming increasingly aware of and concerned about the public health and environmental consequences of carbon dioxide emissions. The introduction of regulation seeking to restrict carbon dioxide emissions, as well as the CCHBC Group's own commitment to social and environmental responsibility, might require increased investment in energy conservation and emissions reduction technologies, both at the production stage and with respect to the CCHBC Group's cooler infrastructure, which may result in increased capital expenditure, greater operating costs, or both.

        In addition, the trend toward increased consumer focus on health and fitness, as well as public concerns about obesity, have in recent years led to the consideration by governments of new taxes on certain food and beverage products, including sugar-sweetened beverages. In 2011, Hungary introduced a tax on the consumption of beverages with sugar or caffeine content higher than a specified amount, which increased the cost to consumers for some of the CCHBC Group's products. Possible new taxes on sugar-sweetened or caffeinated beverages in the Territories in which the CCHBC Group operates may reduce demand for its products, which could affect its profitability.

Changes in Swiss law may affect the CCHBC Group's ability to attract and retain top executives.

        Over the past few years there has been a debate in Switzerland in relation to executive compensation that is perceived as "excessive" and the means of legally regulating such compensation. On 3 March 2013, Swiss voters adopted the so-called initiative "against the rip-off" (also known as the Minder initiative), an initiative for the amendment of the Swiss federal constitution on executive compensation. The constitutional amendment has been implemented by the Ordinance against Excessive Compensation in Listed Companies which entered into force on 1 January 2014, subject to various transitional rules and will be valid until the implementing legislation by the Swiss parliament has been enacted. The new rules require among other things, that the general meeting of shareholders approve the aggregate remuneration payable to the Board of Directors, management and any committees thereof. They also require that a company's articles of association contain provisions on loans, pensions, bonus schemes, option and stock ownership plans, the term of employment agreements and the number of external board memberships of the directors and members of management (thus subject to a shareholders' decision). The new rules further prohibit certain payments to directors and members of management, including, among others, termination payments (such as "golden parachutes"), advance payments (such as "golden hellos"), payments of premiums for an acquisition or sale of a firm and additional adviser's fees or employee compensation within the group. The Ordinance against Excessive Compensation in Listed Companies applies to companies having their seat in Switzerland and their shares listed in Switzerland or abroad. The rules are backed by criminal sanctions. The terms of employment of the members of the Operating Committee need to be revisited in light of these new rules.

        The ability of CCHBC to determine the remuneration of its Directors and executive officers may be restricted, which, in turn, could adversely affect CCHBC's ability to attract and retain top executives.

Although CCHBC has been admitted to the premium segment of the Official List of the UK Listing Authority (the "Official List"), there can be no guarantee that CCHBC will be able to maintain a premium listing if certain proposed changes to the Listing Rules come into effect and it is determined (at that time or in the future) that such changes apply in respect of CCHBC and its two major shareholders, unless CCHBC and/or its two major shareholders comply with the requirements pursuant to such changes.

        In October 2012, the Financial Services Authority (the predecessor of the Financial Conduct Authority ("FCA")) published a consultation paper ("CP12/25") proposing a number of changes to the

Listing Rules, including the introduction of additional eligibility requirements and continuing obligations for premium listed issuers with a controlling shareholder.

        On 5 November 2013, the FCA published Consultation Paper 13/15 (the "New Consultation") which contains its feedback statement on the Original Consultation together with near-final rules constituting an updated package of measures that has been revised in certain areas.

        In summary, the proposals are intended to provide minority shareholders of issuers with a "controlling shareholder" (being a person who, on their own or together with any of their associates or concert parties, exercises or controls 30% or more of the votes able to be cast on all or substantially all matters at general meetings) with additional protections against such controlling shareholder exercising disproportionate influence on the business of that issuer by:

  •
  imposing a requirement for such companies to enter into a relationship agreement (containing certain mandatory terms) with any controlling shareholder;

  •
  providing additional voting power for minority shareholders of such companies when electing independent directors (requiring such appointments to be approved by a separate resolution of independent shareholders as well as by shareholders as a whole); and

  •
  enhancing the voting power of minority shareholders in such companies where (in certain circumstances) CCHBC wants to cancel its listing.

        The proposed "controlling shareholder" provisions of the New Consultation are still in draft form, are subject to consultation by the United Kingdom Listing Authority and may change. There is also little guidance on how the United Kingdom Listing Authority will apply the proposed "controlling shareholder" provisions set out in the New Consultation to the extent that the proposed changes to the Listing Rules are implemented.

        At this time, neither of CCHBC's major shareholders individually control 30% or more of the voting rights. Further, TCCC, the TCCC Entities and Kar-Tess Holding have informed CCHBC that they do not consider that they are acting in concert and that no agreement or understanding (formal or informal) exists between TCCC or any of the TCCC Entities on the one hand, and Kar-Tess Holding, on the other hand, in relation to the future governance or control of CCHBC. As such, CCHBC is of the view that its two major shareholders are not acting in concert in relation to CCHBC and, accordingly, CCHBC does not expect the proposed "controlling shareholder" provisions of the New Consultation in their current form to apply to it and its two major shareholders.

        To the extent that the proposed "controlling shareholder" amendments to the Listing Rules in the New Consultation are implemented and are deemed to apply to CCHBC and its two major shareholders or any other future shareholder of CCHBC, there can be no guarantee that CCHBC will be able to maintain a premium listing, and accordingly, that the benefits associated with a premium listing, including the enhanced provisions of the Listing Rules applicable to premium listed companies, such as shareholder approval of related party transactions and significant transactions, will be available to CCHBC's shareholders or that the benefits associated with FTSE UK Index Series inclusion will continue to be available to CCHBC, which, in turn could adversely affect the trading liquidity and market price of the CCHBC Ordinary Shares, unless CCHBC and its two major shareholders are able to, and agree to, comply with the requirements pursuant to such amendments.

CCHBC is not subject to corporate governance requirements under NYSE Corporate Governance Rules ("NYSE Rules").

        CCHBC's ADSs are listed on the NYSE. However, as a Swiss company, CCHBC is not subject to the corporate governance provisions of the NYSE Rules that are applicable to a US company. As CCHBC's main listing is on the LSE, the CCHBC Group adheres to the UK Corporate Governance

Code. The UK Corporate Governance Code requires at least half of the Board (excluding the Chairman) to be independent. The NYSE Rules contain different tests from the UK Corporate Governance Code for determining whether a Director is independent. The CCHBC Group follows the UK Corporate Governance Code's recommendations. The independence of our non-executive Directors is reviewed by the Board on an annual basis and it takes into account the guidance in the UK Corporate Governance Code.

CCHBC's status as a Swiss corporation may cause CCHBC to be unable to make distributions without subjecting CCHBC Ordinary Shareholders to Swiss Withholding Tax.

        Under Swiss law as currently in effect, a Swiss corporation may pay dividends only if the corporation has sufficient distributable profits, or if the corporation has distributable reserves, each as evidenced by its audited and approved unconsolidated statutory balance sheet. For tax purposes, certain distributable reserves may be recorded as "Qualifying Reserves" (contributions received from shareholders) in the "reserve from capital contributions", as part of the general legal reserves (allgemeine gesetzliche Reserven), and notified to the Swiss Federal Tax Administration. In particular, share premium may be booked into a Qualifying Reserve. The general legal reserves of holding companies, including the Qualifying Reserve, are commonly regarded as being freely distributable if they exceed 20% of the share capital. In contrast, distributions out of registered share capital may be made only by way of a capital reduction. Generally, Swiss Withholding Tax of 35% is due on dividends and similar distributions to CCHBC Ordinary Shareholders, regardless of the place of residency of such CCHBC Ordinary Shareholder, unless the distribution is made to CCHBC Ordinary Shareholders out of a reduction of par value or, assuming certain conditions are met, Qualifying Reserves accumulated on or after 1 January 1997. Shareholders that qualify for benefits under the applicable treaty for the avoidance of double taxation with respect to taxes on income, generally may apply for a partial or full credit and/or refund of the portion of tax withheld.

        CCHBC has an aggregate amount of Qualifying Reserves and of registered share capital equal to CHF 8,897.4 (euro 7,215.4) million. The aggregate of these amounts (less the minimum registered share capital of CHF 100,000 plus CHF 20,000 for undistributable general reserves) represents the theoretical maximum amount available for future dividends (through repayment of Qualifying Reserves) or capital reductions free of Swiss Withholding Tax. CCHBC is not able to pay dividends or make other distributions to CCHBC Ordinary Shareholders on a Swiss Withholding Tax free basis in excess of that amount unless CCHBC increases its share capital or its Qualifying Reserves. CCHBC is also able to pay dividends out of distributable profits or freely distributable reserves but such dividends are subject to Swiss Withholding Tax. There can be no assurances that CCHBC will have sufficient distributable profit and reserves, reserves from capital contributions or registered share capital to pay a dividend or effect a capital reduction, that CCHBC Ordinary Shareholders will approve dividends or capital reductions proposed by CCHBC, or that CCHBC will be able to meet the other legal requirements for dividend payments or distributions as a result of capital reductions.

        Furthermore, with regard to distributions on a Swiss Withholding Tax-free basis, there is no assurance that CCHBC will have sufficient distributable Qualifying Reserves or share capital which can be reduced in order to pay dividends free from Swiss withholding tax. In addition, there can be no assurance that the current Swiss law with respect to distributions out of Qualifying Reserves will not be changed or that a change in Swiss law will not adversely affect CCHBC or the CCHBC Ordinary Shareholders, in particular as a result of distributions out of Qualifying Reserves becoming subject to additional corporate law or other restrictions or no longer being exempt from Swiss Withholding Tax.

As CCHBC is a holding company, its operating results, financial condition and ability to pay dividends in the future is entirely dependent on dividends and other distributions received from its subsidiaries.

        As CCHBC is a holding company, its operating results and financial condition are entirely dependent on the performance of its subsidiaries. Additionally, CCHBC's ability to pay dividends in the future will depend on the level of dividends and other distributions, if any, received from CCHBC's operating subsidiaries. The ability of CCHBC's operating subsidiaries to make loans or distributions to CCHBC may, from time to time, be restricted as a result of several factors, including restrictions in its financing agreements, capital controls or other foreign exchange limitations, the requirements of applicable law and regulatory and fiscal or other restrictions (including, for example, the application of a dividend withholding tax and the ability to use any double tax treaty to mitigate such tax) in the CCHBC Group's Territories or if such operating subsidiaries were unable to make loans or distributions to CCHBC either directly or indirectly. If earnings and cash flow from CCHBC's operating subsidiaries were substantially reduced for a sufficient length of time, CCHBC may not be in a position in the longer term to make distributions to CCHBC Ordinary Shareholders in line with any future announced proposals or at all.

Other Risks Related to an Investment in CCHBC Ordinary Shares.

Sales of substantial amounts of CCHBC Ordinary Shares by Kar-Tess Holding or The Coca-Cola Company Entities or the perception that such sales could occur, could adversely affect the market value of CCHBC Ordinary Shares or CCHBC ADSs.

        Because of the termination on 25 April 2013 of the Coca-Cola Hellenic Bottling Company S.A. Shareholders' Agreement between Kar-Tess Holding and the TCCC Entities, The Coca-Cola Company Entities and Kar-Tess Holding are no longer required to obtain each other's consent in order to sell, transfer or otherwise dispose of any of their CCHBC Ordinary Shares.

        Sales of substantial amounts of CCHBC Ordinary Shares in the public market by Kar-Tess Holding or any of the TCCC Entities, or the perception that such sales could occur, could adversely affect the market price of CCHBC Ordinary Shares or CCHBC ADSs and, as a result, could also adversely affect CCHBC's ability to raise capital through future capital increases.

Exchange rate fluctuations may adversely affect the foreign currency value of CCHBC Ordinary Shares or CCHBC ADSs and any dividends or other cash distributions.

        The CCHBC Ordinary Shares are quoted in British pounds on the LSE. The CCHBC Group's consolidated financial statements are, however, prepared in euros. In contrast, CCHBC's unconsolidated statutory financial statements are prepared in Swiss Francs and dividends or other cash distributions in respect of the CCHBC Ordinary Shares are declared in Swiss Francs. As a result, fluctuations in the exchange rate between the Swiss Franc and British pound, as well as between euro and the British pound and euro and the Swiss Franc will affect, amongst other matters, the British pound value of CCHBC Ordinary Shares and the euro value of any dividend or other cash distribution paid in Swiss Francs.

        Further, movements in the British pound/US dollar exchange rate may affect the US dollar price of the CCHBC ADSs and US dollar equivalent of the price of CCHBC Ordinary Shares. Exchange rate movements between the US dollar and the Swiss Franc and euro, and between the euro and the Swiss Franc, will affect the US dollar amount of dividends that you will receive from the ADS Depositary if you hold CCHBC ADSs.

The value of CCHBC Ordinary Shares may decrease.

        The price of CCHBC Ordinary Shares and CCHBC ADSs will likely fluctuate and may not always accurately reflect the underlying value of the CCHBC Group's business. The value of CCHBC Ordinary Shares and CCHBC ADSs may decrease and the price that investors may realise for their holdings of CCHBC Ordinary Shares or CCHBC ADSs, when they are able to do so, may be influenced by a large number of factors, including the possibility that the market for CCHBC Ordinary Shares or CCHBC ADSs is less liquid than for other equity securities and that the price of the CCHBC Ordinary Shares or CCHBC ADSs is relatively volatile.

        In addition, stock markets have in the recent past experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could have an adverse effect on the market price of the CCHBC Ordinary Shares or CCHBC ADSs.

Swiss corporate law and the Articles may not grant you certain of the rights and protections generally afforded to shareholders of US corporations under US federal and state laws, to shareholders of an English company listed on the LSE under the laws of England and Wales or of a Swiss company listed in Switzerland

        CCHBC is a stock corporation incorporated under the laws of Switzerland. The rights provided to holders of CCHBC Ordinary Shares (including CCHBC Ordinary Shares represented by CCHBC ADSs) under Swiss corporate law and CCHBC's articles of association differ in certain respects from the rights that would typically be enjoyed by a shareholder of a corporation incorporated in the United States, of an English company listed in the United Kingdom and traded on the LSE or of a Swiss company listed in Switzerland.

        In particular, Swiss corporate law limits the ability of a shareholder to challenge resolutions or actions of the board of directors in court. Under Swiss law, shareholders generally cannot bring a suit to reverse a decision by directors but may seek damages for breaches of fiduciary duty. Furthermore, remedies against transactions involving conflicts of interest or other procedural flaws may be limited if a claimant cannot prove that the benefits inuring to CCHBC are manifestly disproportionate to the consideration rendered in return and to CCHBC's economic situation. In addition, Swiss law generally does not provide for US style class action lawsuits. Furthermore, the general meeting of shareholders of CCHBC may release a director or officer from his or her liability in relation to disclosed facts with respect to CCHBC, those shareholders who approved the release or who have since acquired their shares in full knowledge of the resolution and those shareholders who do not bring action within six months after the resolution, including if such director has acted in bad faith or has breached his or her duty of loyalty. The directors, officers and principal shareholders of CCHBC will also be exempt from the reporting and the short-swing profit recovery provisions contained in Section 16 of the US Securities Exchange Act of 1934. However, these persons are and will continue to be required to comply with applicable legislation prohibiting insider dealing. Finally, Swiss corporate law also provides for certain protections of creditors and other stakeholders, and thus may be less shareholder-friendly, eg, in respect to corporate distributions or in connection with takeovers or corporate restructurings.

        Swiss law and English law provide for certain rules and protections of shareholders of domestic listed companies. Due to CCHBC's structure, however, several of these rules do not apply to CCHBC. In particular, the rules of the Swiss Stock Exchange Act on disclosure of shareholdings and tender offer rules, including mandatory tender offer requirements and regulations of voluntary tender offers, which are typically available in relation to Swiss companies listed in Switzerland, will not apply to CCHBC as it is not be listed in Switzerland.

        In addition, the United Kingdom's City Code on Takeovers and Mergers (the "City Code") does not apply to CCHBC by operation of law, as CCHBC is not incorporated under English law. The Articles include specific provisions designed to prevent any person acquiring shares carrying 30% or more of the voting rights (taken together with any interest in shares held or acquired by the acquirer or persons acting in concert with the acquirer) except if (subject to certain exceptions) such acquisition would not have been prohibited by the City Code or if such acquisition is made through an offer conducted in accordance with the City Code. Accordingly, certain transactions may only be permitted if either an offer is made (and not subsequently withdrawn) in accordance with the mandatory bid provisions of Rule 9 of the City Code (with such amendments as the board of directors may consent to) or an offer is made in accordance with certain rules of the City Code applicable to voluntary tender offers. If a shareholder does not comply with these provisions in the Articles, such shareholder will not be registered in the share register as a shareholder with voting rights exceeding 30%, and, to the extent already registered, the voting rights of his or her shares exceeding 30% of the voting rights will be suspended. Swiss law, however, prevents CCHBC from forcing a holder of CCHBC Ordinary Shares to launch a mandatory tender offer, and the restriction on registration referred to above might provide limited protection. As a result, although the Articles contain certain takeover protections, these will not provide the full protections afforded by the City Code and for so long as the United Kingdom ("UK") Panel on Takeovers and Mergers (the "Panel"), considers that CCHBC is not subject to the provisions of the City Code, the Panel will not assume responsibility for ensuring compliance with the City Code in relation to CCHBC. Instead, compliance with the provisions relating to takeover protections that CCHBC has incorporated into the Articles, will be a matter for its Board of Directors to determine, exercising its discretion in light of prevailing circumstances and in a manner consistent with its obligations and any specific provisions included in the Articles. Neither the validity of the provisions of the City Code, nor of the specific provisions that CCHBC has incorporated into the Articles that are similar to certain provisions of the City Code, have been determined by any Swiss court, and there can be no assurance that any such provisions would be upheld or enforced by a Swiss court in any or all respects or, if upheld and enforced, that a Swiss court would construe these provisions in the same manner as an English court, or the Panel.

        For additional information on these and other aspects of Swiss corporate law and the Articles, you should read Shareholder Information—"Share Capital" and "Shareholder Information—Memorandum and Articles of Association".

        As a result of these differences between Swiss corporate law and the Articles, and US and English laws, in certain instances a holder of CCHBC Ordinary Shares (including CCHBC Ordinary Shares represented by CCHBC ADSs) could receive less protection as a holder of CCHBC Ordinary Shares than would be the case as a shareholder of a US corporation, of an English company under the laws of England and Wales listed on the LSE or of a Swiss company listed in Switzerland.

CCHBC Ordinary Shares may not have an active trading market, which may have an adverse impact on the value of the CCHBC Ordinary Shares.

        CCHBC has been admitted to the Official List and to trading on the main market of the LSE for listed securities. Additionally, the ADSs have been listed on the NYSE and CCHBC has obtained a secondary listing of CCHBC Ordinary Shares on the Athens Exchange. However, there can be no assurances that a liquid market will continue to exist at any time or at all for CCHBC Ordinary Shares, that holders of CCHBC Ordinary Shares will be able to sell their CCHBC Ordinary Shares or that such holders will be able to sell their CCHBC Ordinary Shares for a price that reflects their value.

There is no guarantee that the CCHBC Ordinary Shares will remain in market indices as a foreign admitted company trading on the main market of the LSE or that the related benefits will be realised.

        Although CCHBC Ordinary Shares have been included in the FTSE UK Index Series, there are no assurances that they will continue to be a component of this index series. For example, FTSE may publish new guidance regarding non-UK incorporated companies that could effectively remove CCHBC Ordinary Shares from the FTSE UK Index Series or that the benefits associated with FTSE UK Index Services. In addition, there are no assurances that inclusion will be available to CCHBC.

 Other Risks Related to an Investment in CCHBC ADSs

You may not be able to enforce judgements against CCHBC or some of its directors or officers.

        CCHBC is incorporated under the laws of Switzerland. Substantially all of the CCHBC Group's assets are located outside the United States. In addition, the majority of CCHBC's officers and directors are residents of countries other than the United States. As a result, you may not be able to effect service of process within the United States upon these persons or enforce a US court judgment based on civil liabilities under the US federal securities laws against CCHBC or these persons. Courts outside the United States, including in Switzerland, may decide not to impose civil liability on CCHBC, its Directors or its officers for a violation of the federal securities laws of the United States. In addition, there is uncertainty as to the enforceability in Switzerland of judgements of United States courts because a judgement obtained in courts outside of Switzerland can only be recognised and enforced in the courts of Switzerland in accordance with, and subject to the requirements of, either applicable international treaties or the Swiss Private International Law Act. With respect to the United Kingdom, judgements in civil and commercial matters may generally be recognised or enforced in Switzerland based on the Convention on Jurisdiction and Enforcement of Judgements in Civil and Commercial Matters dated 30 October 2007 (the "Lugano Convention"), provided that the conditions for recognition and enforceability, respectively, under the Lugano Convention are met.

Pre-emptive rights may not be available to US holders of CCHBC Ordinary Shares or CCHBC ADSs and, as a result, their investment could be diluted.

        Under Swiss law, in the case of a capital increase, shareholders generally have subscription rights in proportion to their existing participation and, in the case of convertible capital, the shareholders have advance subscription rights to convertible bonds or options. A resolution by the general meeting to increase the share capital, however, may suspend these subscription rights for important reasons (eg, acquisitions, the participation of employees in the share capital or the placement of shares at market prices in the international capital markets), or authorise the board of directors to do so. US holders of CCHBC ADSs or CCHBC Ordinary Shares may not be able to exercise pre-emptive rights for new CCHBC Ordinary Shares unless a registration statement under the US Securities Act of 1933 is effective with respect to such rights and new ordinary shares, or an exemption from the registration requirements is available. CCHBC's decision to file a registration statement will depend on the costs and potential liabilities associated with any such registration statement, the perceived benefits to CCHBC of enabling US holders of CCHBC ADSs or CCHBC Ordinary Shares to exercise their pre-emptive rights and any other facts, which CCHBC considers appropriate at the time. To the extent that US holders of CCHBC ADSs or CCHBC Ordinary Shares are not able to exercise pre-emptive rights granted in connection with an issue of the CCHBC Ordinary Shares, their proportional shareholding in CCHBC would be diluted.

CCHBC ADS holders may not be able to exercise voting rights or receive distributions as readily as holders of CCHBC Ordinary Shares.

        Holders of CCHBC ADSs who would like to vote their underlying shares at the general meetings of CCHBC must instruct Citibank N.A. as ADS Depositary on how to vote these underlying shares. Neither CCHBC nor Citibank N.A. as ADS Depositary can guarantee that you will receive the notice for the general meeting or any voting materials provided by Citibank N.A. in time to ensure that you instruct Citibank N.A. to vote CCHBC Ordinary Shares underlying your CCHBC ADSs. In addition, Citibank N.A. and its agents are not responsible for failure to carry out voting instructions or for the manner of carrying out voting instructions. Therefore, there is a risk that your vote may not be carried out in the manner intended and, in such instance, there is no recourse. In addition, you may not receive the distributions made by CCHBC on CCHBC Ordinary Shares or any value for them if it is illegal or impracticable for Citibank N.A. to make them available to you.

 Risks relating to the CREST Depositary Interests ("CDIs")

Subject to CCHBC's arrangements with CREST Depository Limited (the "CDI Depositary"), holders of CDIs ("CCHBC CDI Holders") must rely on the CDI Depositary or its custodian, CREST International Nominees Limited, to exercise rights attaching to the underlying CCHBC Ordinary Shares for the benefit of the CCHBC CDI Holders.

        The rights of CCHBC CDI Holders are governed by, among other things, the relevant provisions of the CREST Manual and the CREST Terms and Conditions issued by Euroclear UK & Ireland. CCHBC CDI Holders are not able to directly exercise any voting or other rights attaching to CCHBC Ordinary Shares underlying their CDIs. Instead, the CDI Depositary or its custodian, CREST International Nominees Limited, hold the voting and other rights conferred by Swiss law and the Articles for the benefit of the relevant CCHBC CDI Holder. Consequently, the CCHBC CDI Holders must rely on the CDI Depositary or its custodian to exercise such rights for the benefit of the CCHBC CDI Holders. CCHBC has entered into arrangements whereby Euroclear UK & Ireland will make a copy of the register of the names and addresses of CCHBC CDI Holders available to CCHBC (and/or its registrar) to enable CCHBC (and/or its registrar) to send out notices of shareholder meetings and proxy forms to CCHBC CDI Holders. In addition, CCHBC and Euroclear UK & Ireland have also established omnibus proxy arrangements, whereby CREST International Nominees Limited (as the CDI Depositary's custodian of CCHBC Ordinary Shares underlying the CDIs) will, subject to certain conditions, give CCHBC CDI Holders (acting as beneficial owners or upon the instructions of the beneficial owners of the CCHBC CDIs) and beneficial owners of CCHBC CDIs the right to vote directly in respect of such CCHBC CDI Holder's or beneficial owner's underlying CCHBC Ordinary Shares. However, there can be no assurances that such information, and consequently, all such rights and entitlements, will at all times be duly and timely passed on or that such proxy arrangements will be effective.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

        The following Operating and Financial Review and Prospects section is intended to help the reader understand the CCHBC Group. This section is provided as a supplement to, and should be read in conjunction with, the CCHBC Group's audited financial statements and the other financial information contained elsewhere in this annual report. The CCHBC Group's financial statements have been prepared in accordance with IFRS, as issued by the IASB. The Operating and Financial Review and Prospects includes the following sections:

  •
  The CCHBC Group's business, a general description of the CCHBC Group's business;

  •
  Key financial results, a presentation of the most critical financial measures the CCHBC Group uses to track its operating and financial performance;

  •
  Application of critical accounting policies, a discussion of accounting policies that require critical judgements and estimates;

  •
  Principal factors affecting the CCHBC Group's results of operations, a discussion of the primary factors that have a significant impact on the CCHBC Group's operating and financial performance;

  •
  CCHBC Group operating results, an analysis of the CCHBC Group's consolidated results of operations during the three years presented in its financial statements. The analysis is presented both on a consolidated basis, and by business segment through to operating profit;

  •
  Liquidity and capital resources, an analysis of cash flows, sources and uses of cash;

  •
  Market risk, an analysis of treasury policies and objectives, operating parameters, derivative instruments, interest rate risk, foreign exchange risk, commodity price risk and credit risk;

  •
  Outlook and trend information, a review of the outlook for, and trends affecting, the CCHBC Group's business;

  •
  Off-balance sheet arrangements, a discussion relating to the off-balance sheet arrangements of the CCHBC Group; and

        Tabular disclosure of contractual obligations, a discussion of the CCHBC Group's contractual obligations as at 31 December 2013.

The CCHBC Group's business

        The CCHBC Group's business consists of producing, selling and distributing ready-to-drink beverages, primarily non-alcoholic beverages, including products of TCCC, which, together with trademarked beverages of joint ventures to which TCCC is a party, accounted for approximately 97% of the CCHBC Group's sales volume in the year ended 31 December 2013 and 96% in the year ended 31 December 2012. The CCHBC Group operates in 28 Territories, serving a population of approximately 585 million people (including through the CCHBC Group's equity investments in Brewinvest S.A., a business engaged in the bottling and distribution of beer in Bulgaria and BrewTech B.V., a business engaged in the bottling and distribution of beer and non-alcoholic ready-to-drink beverages in FYROM).The CCHBC Group aggregates these 28 Territories into three business segments. The Territories included in each segment share similar levels of political and economic stability and development, regulatory environments, growth opportunities, customers and distribution infrastructures. The CCHBC Group's three business segments are as follows:

  •
  Established Markets, which are Italy, Greece, Austria, the Republic of Ireland, Northern Ireland, Switzerland and Cyprus;

  •
  Developing Markets, which are Poland, Hungary, the Czech Republic, Croatia, Lithuania, Latvia, Estonia, Slovakia and Slovenia; and

  •
  Emerging Markets, which are the Russian Federation, Romania, Nigeria, Ukraine, Bulgaria, Serbia (including the Republic of Kosovo), Montenegro, Belarus, Bosnia and Herzegovina, Armenia, Moldova and FYROM.

        The CCHBC Group reviews these country groupings annually to determine whether they continue to represent the most meaningful segmentation of its business. In undertaking this review, the CCHBC Group considers a variety of factors including disposable income per capita, exposure to economic volatility and net sales revenue per unit case. Since the CCHBC Group was formed, the performance of the countries within each segment have reflected similar states of economic development in terms of disposable income per capita. Thus the rationale for maintaining those three segments, as the means of measuring Group performance against our key measures has been consistently demonstrated. Based on the most recent review, the CCHBC Group continues to believe that its three business segments provide the most accurate basis on which to analyse its business.

        The CCHBC Group's products consist of Sparkling beverages, Still beverages and Water, including juices, sports and energy drinks, and other ready-to-drink beverages such as teas and coffees. In the year ended 31 December 2013, the CCHBC Group's Sparkling beverages category accounted for 70%, and its combined Still beverages and Water category accounted for 30%, of the CCHBC Group's sales volume, respectively. The CCHBC Group's core Sparkling beverage brands are Coca-Cola, Fanta, Sprite, Coca-Cola light (which the CCHBC Group sells in some of its Territories, under the Diet Coke trademark) and Coca-Cola Zero, which together accounted for approximately 65% of its total sales volume in the year ended 31 December 2013.

Key financial results

        The CCHBC Group considers the key performance measures for the growth and profitability of its business to be volume, operating profit, free cash flow and operating expenses as a percentage of net sales revenue. The CCHBC Group's calculation of free cash flow and operating expenses as a percentage of net sales revenue is discussed in detail below. The following table shows the CCHBC Group's results with respect to these key performance measures for each of the years ended 31 December 2013, 2012 and 2011, as well as in each case, the year-on-year change in percentage terms, or basis points if applicable:

Key performance measures:	Year ended 31 December 2013	change	Year ended 31 December 2012	change	Year ended 31 December 2011
Unit case volume (in millions)	2,060.5	(1.2)%	2,084.7	(0.1)%	2,087.4
Operating profit (euro in millions)	373.7	10.7%	337.7	(25.0)%	450.3
Free cash flow(euro in millions)	412.7	20.9%	341.3	(20.1)%	427.2
Operating expenses as a percentage of net sales revenue	29.2%	(30) basis points	29.5%	(50) basis points	30.0%

Unit case volume

        The CCHBC Group measures its sales volume in unit cases. A unit case equals 5.678 litres or 24 servings of 8 US fluid ounces each. The unit case is a typical volume measure used in the CCHBC Group's industry.

        In the year ended 31 December 2013, total volume decreased by 1.2% compared to the year ended 31 December 2012. Volume in Emerging Markets increased by 1.7%, but this increase was offset by declines of 4.2% and 3.2% in Established and Developing Markets, respectively.

        In the year ended 31 December 2012, total volume remained at the same levels for the year ended 31 December 2011, despite the very challenging trading conditions in most of the CCHBC Group's markets throughout the year. Volume in Emerging Markets increased by 3.9% offset by declines of 4.8% and 1.6% in Established and Developing Markets, respectively.

Operating profit

        In the year ended 31 December 2013, operating profit increased by €36.0 million, or 10.7% compared to the year ended 31 December 2012, as lower net sales revenue (driven by lower sales volume and unfavourable foreign currency fluctuations, offsetting the benefits of revenue growth initiatives), higher raw material costs in absolute terms and unfavourable foreign currency fluctuations were more than offset by lower sales, warehousing and distribution expenses as well as lower restructuring charges. By market segment, operating profit declined by 4.2% in the Established Markets in the year ended 31 December 2013 compared to the corresponding period in 2012, the CCHBC Group recorded an operating profit of €36.6 million in 2013 compared to an operating loss of €8.7 million in 2012 in the Developing Markets and operating profit decreased by 2.1% in its Emerging Markets in the year ended 31 December 2013 compared to the corresponding period in 2012.

        In the year ended 31 December 2012, operating profit decreased by €112.6 million, or 25.0% compared to the year ended 31 December 2011, mainly as a result of increased raw material costs, unfavourable foreign currency fluctuations and higher operating expenses. Operating profit declined by 54.1% in the Established Markets in the year ended 31 December 2012 compared to the corresponding period in 2011, the CCHBC Group recorded an operating loss of €8.7 million in 2012 compared to an operating profit of €58.4 million in 2011 in the Developing Markets and operating profit increased by 33.3% in its Emerging Markets in the year ended 31 December 2012 compared to the corresponding period in 2011.

Free cash flow

        Free cash flow is a non-IFRS measure used by the CCHBC Group and defined as cash generated by operating activities after payments for purchases of property, plant and equipment net of proceeds from sales of property, plant and equipment and including principal repayments of finance lease obligations. Free cash flow is intended to measure the liquidity of the Group's business, based on operating activities, including the efficient use of working capital and taking into account its net payments for purchases of property, plant and equipment. The Group's management regards the purchase and disposal of property, plant and equipment as ultimately non-discretionary since ongoing investment in plant, machinery, technology and marketing equipment, including coolers, is required to support the day-to-day operations and the CCHBC Group's growth potential. The CCHBC Group's management presents free cash flow because it believes the measure assists users of the financial statements in understanding the Group's cash generating performance. The free cash flow measure is used by management for their own planning and reporting purposes since it provides information on operating cash flows, working capital changes and net capital expenditure that local managers are most directly able to influence.

        Free cash flow is not a measure of liquidity under IFRS and has limitations, some of which are as follows: Free cash flow does not represent the Group's residual cash flow available for discretionary expenditures since the Group has debt payment obligations that are not deducted from the measure; free cash flow does not deduct cash flows used by the Group in other investing and financing activities and free cash flow does not deduct certain items settled in cash. Other companies in the industry in which the Group operates may calculate free cash flow differently, limiting its usefulness as a comparative measure.

        Since 2008, when the economic crisis started, the CCHBC Group has managed to consistently generate strong free cash flow, which is illustrated in the following table presenting free cash flow for the three years ended 31 December 2013:

	Year ended 31 December
	2013	2012	2011
	(euro in millions)
Net cash from operating activities	784.9	753.6	828.3
Payments for purchases of property, plant and equipment	(380.2)	(395.5)	(363.9)
Proceeds from sale of property, plant and equipment	24.5	5.0	10.9
Principal repayments of finance lease obligations	(16.5)	(21.8)	(48.1)

Free cash flow	412.7	341.3	427.2

        CCHBC generated free cash flow of €412.7 million in the year ended 31 December 2013 compared to €341.3 million in the year ended 31 December 2012. The increase of €71.4 million is primarily attributable to increased operating profit, improvements in working capital, driven mainly by improved receivables management, reduced payments for taxes and lower capital expenditure coupled with increased proceeds from asset disposals.

        For the year ended 31 December 2012 CCHBC generated €85.9 million less free cash flow compared to the year ended 2011 mainly due to decreased operating profit that was only partially offset by an improvement in working capital driven mainly by improved receivables management.

        Cash flows from operating activities for the year ended 31 December 2013 was €784.9 million, and for the years ended 31 December 2012 and 31 December 2011 were €753.6 million and €828.3 million, respectively. CCHBC had cash outflows used in investing activities for the years ended 31 December 2013, 31 December 2012 and 31 December 2011, with such numbers being negative €330.8 million, negative €403.7 million and negative €371.8 million, respectively. Furthermore, CCHBC had cash outflows used in financing activities for the years ended 31 December 2013, 31 December 2012 and 31 December 2011, with such numbers being negative €154.6 million, negative €358.5 million and negative €309.8 million, respectively. For additional information see the section entitled "Operating and Financial Review and Prospects—Liquidity and Capital Resources".

Operating expenses as a percentage of net sales revenue

        Operating expenses as a percentage of net sales revenue is defined as total operating expenses divided by total net sales revenues. The CCHBC Group's management presents operating expenses as a percentage of net sales revenue because it believes that the measure assists users of the CCHBC Group's financial statements by quantifying the impact of operating costs in relation to the growth of the CCHBC Group's business. This measure is used by management for their own planning, reporting and incentive purposes and allows management to track the impact and efficiency of restructuring and cost containment initiatives.

        Operating expenses as a percentage of net sales revenue should not be considered in isolation. This ratio has limitations. Among other things, the ratio does not reflect the impact of restructuring costs

        Operating expenses stood at 29.2% of total net sales revenue in the year ended 31 December 2013, compared to 29.5% of net sales revenue in the year ended 31 December 2012, showing a 30 basis points improvement. This demonstrates our ongoing commitment to improve operating efficiency across our business and is mainly attributable to our restructuring efforts as well as our "Route to Market"

initiatives, which reduced sales, warehousing and distribution expenses as percentage of net sales revenues.

        Operating expenses stood at 29.5% of total net sales revenue in the year ended 31 December 2012, compared to 30.0% of net sales revenue in the year ended 31 December 2011, showing a 50 basis points improvement mainly attributable to our restructuring efforts as well as our route to market initiatives, which reduced sales and warehousing expenses as percentage of net sales revenues.

Critical accounting judgements and estimates

        In conformity with generally accepted accounting principles, the preparation of the CCHBC Group's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions that may be undertaken in the future, actual results may ultimately differ from these estimates.

Income taxes

        The CCHBC Group is subject to income taxes in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination cannot be assessed with certainty in the ordinary course of business. The CCHBC Group recognises a provision for potential liabilities that may arise as a result of tax audit issues based on assessment of the probabilities as to whether additional taxes will be due. Where the final tax outcome on these matters is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made. The CCHBC Group anticipates that were the final tax outcome, on the judgement areas, to differ from management's estimates by up to 10%, the CCHBC Group's consolidated tax expense would increase (or decrease) by approximately €4 million.

Impairment of goodwill and indefinite-lived intangible assets

        Determining whether goodwill or indefinite-lived intangible assets are impaired requires an estimation of the value-in-use of the cash-generating units to which they have been allocated in order to determine the recoverable amount of the cash generating units. The value-in-use calculation requires that the CCHBC Group estimates the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. These assumptions and a discussion of how they are established are described in note 4 to the CCHBC Group's consolidated financial statements.

Employee Benefits—Defined Benefit Pension Plans

        The CCHBC Group provides defined benefit pension plans as an employee benefit in certain Territories. Determining the value of these plans requires several actuarial assumptions and estimates about discount rates, future salary increases and future pension increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. Details of assumptions used, including a sensitivity analysis are given in note 17 to the CCHBC group's consolidated financial statements included elsewhere in this annual report.

Joint Arrangements

        The CCHBC Group participates in several joint arrangements. Judgement is required in order to determine their classification as a joint venture where the CCHBC Group has rights to the net assets of the arrangement or a joint operation where the CCHBC Group has rights to the assets and obligations for the liabilities of the arrangement. In making this judgement, consideration is given to the legal form of the arrangement, the contractual terms and conditions as well as other facts and circumstances (including the economic rationale of the arrangement and the impact of the legal framework in which the arrangement operates). The CCHBC Group's joint arrangements are further discussed in note 6 to the CCHBC Group's consolidated financial statements included elsewhere in this annual report.

Principal factors affecting the CCHBC Group's results of operations

The CCHBC Group's relationship with The Coca-Cola Company

General

        The CCHBC Group is a producer, distributor and seller primarily of the products of TCCC. TCCC controls the global product development and marketing of its brands. TCCC's ability to perform these functions successfully has a direct effect on the CCHBC Group's sales volume and results of operations. The CCHBC Group produces the beverages of TCCC, engages in local marketing and promotional activities, establishes business relationships with local customers, develops local distribution channels and distributes the products of TCCC to customers either directly or indirectly through independent distributors and wholesalers. The CCHBC Group's business relationship with TCCC is mainly governed by bottlers' agreements entered into between TCCC and the CCHBC Group. You should read the section entitled "Additional Disclosures—Related Party Transactions—Relationship with The Coca-Cola Company" for additional information on the CCHBC Group's relationship with TCCC and a detailed description of the terms of the bottlers' agreements.

Purchase of concentrate

        Expenditure for concentrate constitutes the CCHBC Group's largest individual raw material cost. The CCHBC Group expects amounts of concentrate purchased from TCCC to track its sales volume growth over time, among other factors.

        The cost of concentrate purchased from TCCC during the year ended 31 December 2013 amounted to €1,410.6 million, as compared to €1,255.0 million and €1,244.8 million for the years ended 31 December 2012 and 2011, respectively. Concentrate purchased from TCCC represented 31.8% of the CCHBC Group's total cost of goods sold in the year ended 31 December 2013, compared with 27.8% in the year ended 31 December 2012 and 29.3% in the years ended 31 December 2011. Under its bottlers' agreements, the CCHBC Group is required to purchase concentrate for all beverages of TCCC from companies designated by TCCC. TCCC is entitled under the bottlers' agreements to determine the price the CCHBC Group pays for concentrate at its sole discretion. In practice, TCCC normally sets prices only after discussions with the CCHBC Group so as to reflect trading conditions in the relevant Territories and so as to ensure that such prices are in line with the CCHBC Group's and TCCC's respective sales and marketing objectives for particular TCCC brand-related products and particular Territories.

Pricing

        The CCHBC Group's operating companies are entitled to set the price of products sold to retailers. In practice, the CCHBC Group works closely with TCCC to determine the pricing strategy in light of the trading conditions prevailing at the relevant time in each of these countries.

Marketing and promotional support

        TCCC makes contributions to the CCHBC Group in respect of marketing and promotional support programmes to promote the sale of its products in the Territories. Total net contributions received from TCCC for marketing and promotional support programmes amounted to €99.2 million, €70.6 million and €76.5 million for the years ended 31 December 2013, 2012 and 2011, respectively.

These contributions, if related to payments the CCHBC Group makes to specific customers for marketing and promotional incentives, are recognised as a reduction of the CCHBC Group's payments to customers. These payments to customers, net of contributions received from TCCC, are deducted from sales revenue and totalled €69.9 million, €51.2 million and €49.0 million in the years ended 31 December 2013, 2012 and 2011, respectively. Payments for marketing programmes not specifically attributable to a particular customer are recognised as a reduction of selling expenses and amounted to €31.0 million, €20.1 million and €21.9 million in the years ended 31 December 2013, 2012 and 2011, respectively. The levels of support programmes are jointly determined annually on a Territory-by-Territory basis to reflect the mutually agreed annual marketing plan for that Territory and expected sales volume for the year. TCCC is under no obligation to participate in the programmes or continue past levels of funding into the future. Given the CCHBC Group's relationship with TCCC to date, there is no reason to believe that such support will be reduced or withdrawn in the future.

Other transactions with The Coca-Cola Company

        Other income primarily comprises rent, facility and other costs and was €1.6 million, €1.2 million and €1.2 million in the years ended 31 December 2013, 2012 and 2011, respectively, and a toll-filling relationship in Poland of €19.0 million, €18.0 million and €13.8 million in the years ended 31 December 2013, 2012 and 2011, respectively. Other expenses related to facility costs charged by TCCC and shared costs were €2.8 million, €1.5 million and €4.0 million in the years ended 31 December 2013, 2012 and 2011, respectively, included in operating expenses.

        In addition to concentrate, the CCHBC Group purchases from TCCC finished goods and other materials. The cost of these purchases amounted to €22.1 million, €50.4 million and €56.0 million in the years ended 31 December 2013, 2012 and 2011, respectively. The CCHBC Group also purchases concentrate from Beverage Partners Worldwide, a joint venture between TCCC and Nestlé S.A. Purchases of concentrate from Beverage Partners Worldwide amounted to €89.1 million, €101.5 million and €99.6 million in the years ended 31 December 2013, 2012 and 2011, respectively. These amounts are included in the CCHBC Group's cost of goods sold.

        The CCHBC Group sold finished goods and raw materials to TCCC in amounts of €28.2 million, €25.1 million and €32.8 million in the years ended 31 December 2013, 2012 and 2011, respectively.

        All transactions with TCCC are conducted on an arm's length basis.

Amounts payable to and receivable from The Coca-Cola Company

        As at 31 December 2013, TCCC owed the CCHBC Group €73.6 million compared to €49.6 million as at 31 December 2012. The CCHBC Group owed TCCC a total amount of trade payables of € 215.4 million and €154.0 million as at 31 December 2013 and 2012, respectively.

Economic conditions

        Challenging economic and financial conditions continued to play a major role in the CCHBC Group's operating performance and financial results in 2012 and 2013. The CCHBC Group has witnessed a continued impact from austerity measures implemented in several Territories, including Greece, Italy, the Republic of Ireland and Northern Ireland, Hungary, Czech Republic, Cyprus and Serbia. Disposable income, consumer confidence and purchasing power remained challenging throughout this period across most of the Territories. Consumer confidence posted some improving trends but remained in negative territory, while disposable income continued its decline in key countries such as the Czech Republic, Greece, Italy, and Bulgaria or deteriorated in key countries such as Romania and Austria. GDP growth slowed down and unemployment rates increased significantly across the Territories during 2012 and 2013. The sustained economic and budgetary challenges that the Greek government faces with respect to its high public debt burden are reflected in the last six consecutive years of recorded negative GDP growth (Source: Oxford Economics) and a record high unemployment rate of 28% in November 2013 (Source: Hellenic Statistical Authority) The CCHBC Group experienced a negative impact from adverse movements in exchange rates in 2013 and 2012, and the sustained sovereign debt crisis in the Eurozone continued to contribute to currency volatility across the Territories, which impacted the CCHBC Group's financial results in the years ended 31 December 2013 and 2012.

        In 2013 and 2012, efforts by major western countries to respond to the world economic crisis by taking further fiscal measures designed to reduce national fiscal deficits and ultimately restore confidence continued. However, the CCHBC Group has not experienced any concrete evidence of recovery. Not all countries have been affected to the same extent by the crisis. Some countries began taking steps to reduce their fiscal deficits in 2009; others have done so in more recent years. Towards the end of 2009, the economic crisis created downward pressure on the euro, resulting in an increase in the prices the CCHBC Group must pay for certain raw and packaging materials which are priced in other currencies (principally US dollars). Higher prices for these raw and packing materials have persisted through 2013, though at a lower pace compared to recent years. A decline in the value of the euro depresses the CCHBC Group's profit margins if it is unable to recover these additional operating costs from its customers.

        Greece faces increasing pressures for more aggressive and wide-ranging fiscal retrenchment. A new austerity package that was part of government's multiyear fiscal consolidation programme under the new European Monetary Union/International Monetary Fund agreement was introduced in late 2012, and since then has depressed Greece's medium-term economic growth prospects. Further, two rounds of general elections in Greece in 2012 and a weakening of the Government coalition in 2013 increased socio-economic and political volatility and put further pressure on consumer sentiment.

        In early 2012, after the Italian sovereign debt was downgraded by the main rating agencies and the spread between Italian and German Treasury bonds reached a new peak, the Italian government introduced a significant austerity bill, coupled with further austerity measures, including a VAT increase by 1%. An additional 1% VAT increase became effective in October 2013. Such measures are likely to negatively impact gross domestic product and employment in Italy in the short and medium term, which could adversely affect the CCHBC Group's results of operations. Furthermore, the Irish government's 2012 budget sought savings and incremental revenues, including an increase in the VAT rate of 2%, from 21% to 23%, effective from January 2012. In addition, at the end of 2013, the Serbian government introduced new austerity measures, including higher taxes, VAT increases, restructuring of public companies and reduction of State subsidies. Such measures are likely to negatively impact gross domestic product and employment.

        The economic crisis, the measures aimed at addressing such crisis and the consequences thereof could adversely affect the results of the CCHBC Group's local operations and on a consolidated basis.

Channel mix

        The CCHBC Group sells its products through two broadly defined distribution channels: future consumption channels, including hypermarkets, supermarkets, discount stores and grocery stores, where consumers either buy beverages in multi-serve packages (one litre and above) or multi-packs of single-serve packages for future (at home) consumption; and immediate consumption channels, including restaurants and cafés, grocery stores, gas stations, sports and leisure venues, hotels and offices, where consumers typically buy beverages in chilled single-serve packages (0.5 litre or smaller) and fountain products for immediate consumption. Single-serve packages sold through immediate consumption channels typically generate higher margins than multi-serve packages sold through future consumption channels. This is primarily due to consumers' willingness to pay a premium to consume the CCHBC Group's products chilled at a convenient location. In addition, this is also influenced by the price sensitivity and bargaining power of large retailers and wholesalers that represent the CCHBC Group's principal customers in the future consumption channel.

        The retail environment for beverages continues to transform rapidly, with the shift towards modern, large-scale and discount retail formats expanding to more of the CCHBC Group's markets. The CCHBC Group response has been to make "customer preference" a core value of its business. "Customer preference" means building true collaboration and partnerships that create sustainable value and profitable growth for the CCHBC Group's business and its customers across all key channels through a comprehensive set of initiatives, including joint value creation, customer care centres, projects with key customers, and the CCHBC Group's 360° review process for measuring and improving in-market execution.

        Channel mix refers to the relative percentages of the CCHBC Group's sales volume comprising chilled single-serve packages sold for immediate consumption and multi-serve and multi-pack or single-serve packages sold for future consumption. A favourable channel mix occurs when sales of the CCHBC Group's higher margin single-serve packages increase through immediate consumption channels relative to sales of multi-serve packages sold through future consumption channels, while an unfavourable channel mix occurs when the CCHBC Group's volume shifts toward more multi-serve packages sold through future consumption channels that generate lower margins. One of the strategies the CCHBC Group uses to improve channel mix is to invest in cold drink equipment, such as coolers, which the CCHBC Group makes available to retail outlets. This represents a significant portion of the CCHBC Group's capital expenditure. During 2013, for example, approximately 19.4% of the CCHBC Group's additions of property, plant and equipment were for coolers. Another strategy of the CCHBC Group is to drive consumer relevance and revenue growth through its OBPPC strategic tools, which the CCHBC Group has turned into an integral part of its business, and to offer consumers the option to purchase multi-packs of single-serve packages more often from future consumption channels.

Raw material costs

        Raw material costs, including concentrate, represented 76.3% of the CCHBC Group's total cost of goods sold in the year ended 31 December 2013, as compared to 76.4% and 76.0% in the years ended 31 December 2012 and 2011, respectively. The CCHBC Group's major raw materials, other than water and concentrate, are sugar and other sweeteners, carbon dioxide, juice concentrates, glass, labels, plastic resin, closures, plastic crates, aluminium cans, aseptic packages and other packaging materials. The entry into the European Union in recent years of eleven of the CCHBC Group's Territories has led to an increase in the cost of sugar. For additional information, see below "Operating and Financial Review and Prospects—Principal factors affecting the CCHBC Group's results of operations—Impact of governmental, economic, fiscal, monetary and political policies—EU regulations".

        The CCHBC Group's major cold drink equipment supplier is Frigoglass S.A. Under the terms of a supply agreement that the CCHBC Group entered into with Frigoglass S.A. in 1999, initially set to expire on 31 December 2004 but subsequently extended, on substantially similar terms in June 2004, then in December 2008 and again in April 2013 to 31 December 2018, the CCHBC Group has the status of a non-exclusive most favoured client of Frigoglass S.A. The CCHBC Group is required to obtain at least 60% of its annual requirements of coolers from Frigoglass S.A., in order to maintain its status as a non-exclusive most favoured client. The prices at which the CCHBC Group purchases these products are agreed between the CCHBC Group and Frigoglass S.A. at the beginning of each year. If an agreement is not reached, the applicable prices will be determined based on the average prices of other non-exclusive primary European suppliers to TCCC's European bottlers.

        In the year ended 31 December 2013, the CCHBC Group made purchases of coolers, cooler parts, glass bottles, crowns and plastics from Frigoglass S.A. and its subsidiaries totalling €118.9 million, compared to €137.9 million in the year ended 31 December 2012 and €147.7 million in the year ended

31 December 2011. Further, the CCHBC Group incurred maintenance and other expenses of €10.6 million in the year ended 31 December 2013, as compared to €9.8 million and €6.3 million in the years ended 31 December 2012 and 2011, respectively. Frigoglass S.A. is related to the CCHBC Group. You should read the section entitled "Additional Disclosures—Related Party Transactions—Relationship with Kar-Tess Group—Supply agreement with Frigoglass S.A." for additional information on the CCHBC Group's relationship with Frigoglass S.A.

Weather conditions

        Weather conditions directly affect consumption of all of the CCHBC Group's products. High temperatures and prolonged periods of warm weather favour increased consumption of the CCHBC Group's products, while unseasonably cool weather, especially during the spring and summer months, adversely affects the CCHBC Group's sales volume and consequently, net sales revenue.

Seasonality

        Product sales in all of the CCHBC Group's Territories are generally higher during the warmer months of the year, which are also periods of increased tourist activity in many of these Territories, as well as during holiday periods such as Christmas and Easter. The CCHBC Group typically experiences its best results of operations during the second and third quarters. In 2013, for example, the CCHBC Group realised 20.7% of its sales volume in the first quarter, 28.0% in the second quarter, 27.9% in the third quarter and 23.4% in the fourth quarter.

Foreign currency

        The CCHBC Group's results of operations are affected by foreign exchange exposures, which arise primarily from adverse changes in exchange rates in its Emerging and Developing Markets. In particular:

  •
  The CCHBC Group's operating companies, other than those in Italy, Greece, Austria, the Republic of Ireland, Cyprus, Estonia, Slovenia, Slovakia and Montenegro, have functional currencies other than the CCHBC Group's reporting currency, the euro. As a result, any change in the exchange rates between these functional currencies and the euro affects the CCHBC Group's statement of income and balance sheet when the results of those operating companies are translated into euro;

  •
  Raw materials purchased in currencies such as the US dollar or the euro can lead to higher cost of goods sold in Territories with weaker functional currencies which, if not recovered through local price increases, will lead to reduced gross profit margins. As at 31 December 2013, all of the CCHBC Group's concentrate, which represents 46.8% of its raw material costs, was sourced through supply agreements denominated in euro for operating companies having euro as functional currency and for other operating companies in euro, US dollar or the local currency of each of its operating companies. Sugar, PET and aluminium, which represent 17.6%, 10.1% and 6.7%, respectively, of the CCHBC Group's raw material costs in the year ended 31 December 2013, were sourced through supply agreements denominated mainly in euro and US dollars; and

  •
  Currency fluctuations impact the CCHBC Group's foreign currency denominated balances, such as interest expense on borrowings denominated in foreign currencies.

Taxation

        The Swiss statutory tax rate for holding companies is 8.5% (corresponding to a tax rate of approximately 7.83% based on profit before tax), not taking into consideration the participation relief for dividend income that constitutes the main source of income of CCHBC. This Swiss statutory rate is applicable to CCHBC, the CCHBC Group's ultimate parent company, for 2013. The tax rate in 2012 and 2011 was 20%, as the top holding company was previously resident in Greece. The statutory income tax rates in the Territories in which the CCHBC Group operates range from 0% to 30%. The CCHBC Group's effective tax rate was 24.8% for the year ended 31 December 2013, 25.2% for the year ended 31 December 2012 and 27.1% for the year ended 31 December 2011. The level CCHBC Group's effective tax rate is mainly impacted by changes in the relative contribution of each country to the CCHBC Group's overall profitability as a result of the differing tax rates applicable in the Territories in which the CCHBC Group operates, changes in the tax rates affecting the deferred tax asset and deferred tax liability recognised in previous periods, the non-deductibility of certain expenses and one-off tax items.

        CCHBC Group's effective tax rate in the year ended 31 December 2013 was nearly flat compared to the year ended 31 December 2012. The decrease of the CCHBC Group's effective tax rate in the year ended 31 December 2012 compared to the year ended 31 December 2011 is mainly attributable to the change in tax rates which impacted the deferred tax asset or deferred tax liability recognised in previous periods, the utilisation of losses not previously recognised for tax purposes, increased tax incentives in specific jurisdictions and other one-off tax items.

Amortisation and impairment of intangible assets

        Intangible assets comprise a significant portion of the CCHBC Group's balance sheet. The CCHBC Group considers that 99.5% of the intangible assets totalling €1,912.3 million recorded on its balance sheet as at 31 December 2013 relates to assets that have indefinite useful lives.

        The CCHBC Group conducts tests for impairment of goodwill and indefinite-lived intangible assets in accordance with IAS 36, Impairment of assets, annually and whenever there is an indication of impairment. No impairment resulted from the impairment tests of 2013, 2012 and 2011.

Impact of governmental, economic, fiscal, monetary and political policies

EU regulations

        On 1 May 2004, nine Territories in which the CCHBC Group operates entered the European Union. These are Cyprus, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia. Bulgaria and Romania entered the European Union on 1 January 2007. As of 31 December 2012 the CCHBC Group operated in 17 EU countries. In addition, Croatia became an EU member state in 2013. These countries have implemented extensive reforms to facilitate their transition to market economies and have adopted strict fiscal and monetary policies to converge with the fiscal and monetary standards set by the European Union. The CCHBC Group believes that, overall, it benefits from the increased economic and political stability in these countries as a result of their gradual alignment with the principles, objectives, economic standards and regulations of the European Union. Conversely, the application of EU labour, tax, accounting and environmental regulations, increases the cost and complexity of compliance, at least in the short-term, and the implementation of the EU packaging directive in the new EU countries has further restricted the CCHBC Group's ability to use certain packaging materials or methods.

        The CCHBC Group's Territories in the European Union have adopted the EU sugar regime, which means that the minimum selling price for sugar has become the EU intervention price plus the cost of transport and profit margin. This has generally meant a significant rise in sweetener costs in these Territories, although the ongoing reform of the EU sugar regime could help to counteract inflationary pressure caused by recent increases in energy and transport costs.

 EU competition law

        The CCHBC Group's business activities affecting the European Union are subject to EU competition law. In 2005, the European Commission ended an investigation into various commercial practices of TCCC and certain Coca-Cola bottlers in Austria, Belgium, Denmark, Germany and Great Britain regarding possible abuse of dominant position. Together with TCCC and other Coca-Cola bottlers, the CCHBC Group undertook to address all such practices in the European Union. The undertaking potentially applied in the member states of the European Economic Area, covering those channels of distribution where TCCC-branded Sparkling beverages account for over 40% of the national sales and twice the nearest competitor's share. The commitments related broadly to exclusivity, percentage- based purchasing commitments, transparency, target rebates, tying, assortment or range commitments and agreements concerning products of other suppliers. In addition to these commitments, the undertaking applied to shelf space commitments in agreements with take-home customers, to financing and availability agreements in the on-premise channel and to commercial arrangements concerning the installation and use of technical equipment, such as coolers, fountain equipment, and vending machines. The CCHBC Group believes that its compliance with the undertaking has not had a material adverse effect on its business and financial results. The undertaking expired on 31 December 2010.

Greek economic crisis and EU response

        Greece, which accounted for approximately 4.7% of the CCHBC Group's sales volume in the year ended 31 December 2013, is currently facing a severe economic crisis resulting from long standing government fiscal deficits and high levels of government borrowing. The current political, economic and budgetary challenges that the Greek government faces with respect to its high public debt burden and Greece's weakening economic growth prospects have led to the introduction of wide-ranging fiscal measures, including increases in taxation, and further measures may become necessary. Other Territories in Europe in which the CCHBC Group operates, such as Ireland, Italy, Romania and Hungary, are facing difficult economic conditions and have announced fiscal austerity measures. The economic crisis, the measures aimed at addressing the situation, the consequences thereof or a combination of the aforementioned could adversely affect the results of the CCHBC Group's local operations and on a consolidated basis.

CCHBC Group operating results

Year ended 31 December 2013 compared to the year ended 31 December 2012

        The following table shows certain consolidated income statement and other financial data, as well as the change in percentage terms, for the year ended 31 December 2013 compared to the year ended 31 December 2012.

	Year ended 31 December
			% Change
	2013	2012
	(euro in millions except unit case volume in millions)
Net sales revenue	6,874.0	7,044.7	(2.4)
Cost of goods sold	(4,438.5)	(4,522.2)	(1.9)

Gross profit	2,435.5	2,522.5	(3.4)
Operating expenses	(2,006.3)	(2,078.1)	(3.5)
Restructuring costs	(55.5)	(106.7)	(48.0)
Operating profit	373.7	337.7	10.7

Finance income	10.0	10.4	(3.8)
Finance costs	(98.8)	(98.0)	0.8
Loss on net monetary position	(2.7)	(3.1)	(12.9)

Finance costs (net)	(91.5)	(90.7)	0.9
Share of results of equity method investments	11.9	11.6	2.6

Profit before tax	294.1	258.6	13.7
Tax	(72.9)	(65.2)	11.8

Profit after tax	221.2	193.4	14.4

Attributable to:
Non-controlling interests	—	3.0	(100.0)
Owners of the parent	221.2	190.4	16.2

	221.2	193.4	14.4

Unit case volume	2,060.5	2,084.7	(1.2)

        The following table shows certain income statement and other financial data for the year ended 31 December 2013 compared to the year ended 31 December 2012, expressed in each case as a percentage of net sales revenue.

	Year ended 31 December
	2013	2012
	%
Net sales revenue	100.0	100.0
Cost of goods sold	(64.6)	(64.2)
Gross profit	35.4	35.8
Operating expenses and restructuring costs	(30.0)	(31.0)
Operating profit	5.4	4.8

Volume

        The CCHBC Group's sales volume for the year ended 31 December 2013 decreased by 1.2% compared to the year ended 31 December 2012. Year-on-year, Established and Developing Markets made a negative contribution of 28.8 million unit cases and 12.5 million unit cases, respectively, whereas the Emerging Markets made a positive contribution of 17.1 million unit cases.

        In the Established Markets segment, unit case volume decreased by 28.8 million, or 4.2%, during the year ended 31 December 2013, compared to the year ended 31 December 2012. In Italy, volume declined by 19.2 million unit cases, or 6.2%. The underlying macroeconomic and trading environment remains under pressure, with unemployment reaching a new record high in November 2013 of 12.7%, negatively affecting disposable income and consumer confidence. In Greece, volume declined by 10.7 million unit cases, or 9.9%, with the rate of decline decelerating compared to previous years. The macroeconomic environment remained extremely challenging, with the Greek GDP registering a moderating decline of 3.7%, and unemployment remaining at the historically high levels of 28%, leading to a significant decrease in private consumption in the period under review. Volume in the Republic of Ireland and Northern Ireland increased by 1.6 million unit cases, or 2.3%, driven by strong summer and Christmas sales. Volume in Switzerland increased by 0.6 million unit cases, or 0.7% despite the market slow-down, impacted by the strong Swiss franc relative to the euro that continued to negatively affect tourism and exports.

        In the Developing Markets segment, unit case volume decreased by 12.5 million, or 3.2%, in the year ended 31 December 2013 from the year ended 31 December 2012. Volume in Poland decreased by 5.6 million unit cases, or 3.3%, mainly due to the decline in small outlets that was only partially offset by the strong growth in the discounters channel. In Hungary, volume decreased by 5.3 million unit cases, or 6.4%, as economic conditions in the country remained challenging and consumer confidence declined to be among the lowest in Europe in spite of a modest GDP growth of 1% in the second half of the year. Volume in the Czech Republic decreased by 0.7 million unit cases, or 1.2%, in the year ended 31 December 2013 as economic and political conditions remain volatile in the country, with early elections having taken place in October 2013.

        In the Emerging Markets segment, unit case volume increased by 17.1 million, or 1.7%, in the year ended 31 December 2013, compared to the year ended 31 December 2012. Volume in the Russian Federation increased by 4.6%, or 17.0 million unit cases compared to the year ended 31 December 2012 with all key categories registering sales volume increases except for the Water category, where sales volume declined by 9.1% in line with the CCHBC Group's strategy to grow margins by prioritising value ahead of volume. The sales volume was supported by strong activation relating to the sponsorship of the Sochi Winter Olympic Games and our OBPPC initiatives. Unit case volume in Nigeria increased by 20.6 million unit cases, or 11.3%, in the year ended 31 December 2013, attributable to an increase in market size, increased marketing activities, and continuous improvement in execution and product availability. Unit case volume in Romania decreased by 14.2 million unit cases, or 8.7%, in the year ended 31 December 2013, with sales volume being negatively impacted by the difficult macroeconomic and trading environment as well as competitive promotional pressures.

Net sales revenue

        The CCHBC Group recognises net sales revenue at the time it delivers products to its customers. Revenues are recognised when all of the following conditions are met: evidence of a binding arrangement exists (generally purchase orders), products have been delivered and there is no future performance required, amounts are collectible under normal payment terms and both revenue and associated costs can be measured reliably.

        Net sales revenue decreased by €170.7 million, or 2.4%, for the year ended 31 December 2013, compared to the year ended 31 December 2012 as a result of the volume decline and the impact of currency fluctuations, amidst an increasingly volatile and challenging economic environment, which were only partially offset by our revenue growth initiatives. Net sales revenue per unit case decreased by 1.3% in the year ended 31 December 2013 as compared to the year ended 31 December 2012.

        In the year ended 31 December 2013, the net sales revenue of the Established Markets decreased by €162.2 million or 6.0% compared to the year ended 31 December 2012. This decrease was mainly attributable to reduced sales volumes as well as the adverse price, package mix and the unfavourable currency movements. Net sales revenue in Greece and Italy decreased by €43.3 million and €100.1 million or by 9.6% and 9.1% respectively over the same period.

        In the Developing Markets segment, net sales revenue decreased by €42.5 million, or 3.7% in the year ended 31 December 2013, compared to the year ended 31 December 2012, as the benefits of revenue growth initiatives were more than offset by lower volume, adverse package mix and unfavourable currency movements. Net sales revenue in Czech Republic and Poland decreased by €13.3 million and €20.5 million, or by 7.6% and 4.4% respectively, over the same period.

        In the Emerging Markets segment, net sales revenue increased by €34.0 million in year ended 31 December 2013 compared to the year ended 31 December 2012 mainly as a result of the implementation of revenue growth initiatives, as well as higher volume that more than offset the adverse impact from unfavourable currency movements. Net sales revenue in the Russian Federation and Nigeria increased by €35.8 million and €29.9 million or by 2.5% and 5.5% respectively over the same period.

Cost of goods sold

        The CCHBC Group's cost of goods sold consists of raw materials, inward freight and warehousing, labour and manufacturing costs. The CCHBC Group's cost of goods sold decreased to €4,438.5 million in the year ended 31 December 2013 from €4,522.2 million in the year ended 31 December 2012. The cost of goods sold per unit case decreased by 0.7% to €2.15 in the year ended 31 December 2013 as compared to €2.17 in the year ended 31 December 2012. Commodity costs were in line with our expectations and more specifically sugar and aluminium cost decreased compared to the year ended 31 December 2012 while PET costs increased. The cost of concentrate purchased from TCCC, the CCHBC Group's most important raw material, increased to 21.7% of net sales revenue in the year ended 31 December 2013 compared to 21.5% in the year ended 31 December 2012 mainly due to the increased contribution of more costly product categories in the total cost of goods sold compared to year ended 31 December 2012. Depreciation and impairment included in the cost of goods sold decreased to €188.1 million in the year ended 31 December 2013 from €192.3 million in the year ended 31 December 2012.

Gross profit

        The CCHBC Group's gross profit margin decreased to 35.4% in the year ended 31 December 2013 from 35.8% in the year ended 31 December 2012. On a unit case basis, gross profit in the year ended 31 December 2013 decreased by approximately 2.3% compared to the year ended 31 December 2012.

Operating expenses

        The CCHBC Group's selling expenses include the cost of the sales force, direct marketing expenses and expenses relating to cold drink equipment. Delivery expenses consist primarily of the cost of the CCHBC Group's fleet of vehicles, distribution centres and warehouses through which it distributes a significant portion of its products, as well as fees charged by third party shipping agents. Also included in selling, delivery and administrative expenses is depreciation, which relates mainly to depreciation of coolers, vehicles, distribution centres, warehouses and other non-production related items. The most significant component of the CCHBC Group's operating expenses is the cost of the sales force.

        The CCHBC Group's operating expenses decreased by 3.5% to €2,006.3 million in the year ended 31 December 2013 from €2,078.1 million in the year ended 31 December 2012 mainly driven by the

CCHBC Group's restructing and Route-to-Market initiatives which reduced sales, warehouse and distribution expenses. Selling expenses (including depreciation and impairment of €92.7 million) amounted to €941.6 million in the year ended 31 December 2013, as compared to €995.6 million for the year ended 31 December 2012. The ratio of selling expenses to net sales revenue decreased to 13.7% in the year ended 31 December 2013 from 14.1% in the year ended 31 December 2012.

        Delivery expenses (including depreciation and impairment of €32.9 million) decreased to €615.2 million in the year ended 31 December 2013 from €649.6 million in the year ended 31 December 2012.

        Administrative expenses (including depreciation and impairment of €47.6 million) amounted to €442.2 million in the year ended 31 December 2013 and €423.6 million in the year ended 31 December 2012. Administrative expenses increased as a percentage of net sales revenue at 6.4% in the year ended 31 December 2013 from 6.0% in the year ended 31 December 2012.

        Stock option expenses remained flat in the year ended 31 December 2013, as compared to the year ended 31 December 2012 at €6.3 million. Amortisation of intangible assets, recorded in operating expenses, decreased to €1.0 million in the year ended 31 December 2013 from €3.0 million in the year ended 31 December 2012.

        As part of the CCHBC Group's effort to optimise its cost base and sustain competitiveness in the marketplace, the CCHBC Group has undertaken and expects to continue to undertake restructuring initiatives, which are expected to deliver benefits in the form of reduced costs in cost of goods sold and operating expenses, as well as improved cash flows. Such restructuring initiatives mainly concern reducing employee costs, outsourcing of certain functions, as well as optimising the supply chain infrastructure. The CCHBC Group is also engaged in an ongoing process of adjusting and restructuring its distribution systems in order to improve customer service, reduce costs and inventory levels and increase asset utilisation. In the year ended 31 December 2013, the cost of these restructuring initiatives amounted to €55.5 million before taxes compared to €106.7 million in the year ended 31 December 2012. Out of this amount, €35.9 million comprised employee redundancy costs and €19.6 million related to other restructuring expenses for the year ended 31 December 2013 compared to €68.8 million of employee redundancy costs and €37.9 million of other restructuring expenses for the year ended 31 December 2012. The CCHBC Group recorded restructuring charges of €52.9 million, €0.7 million and €1.9 million in the year ended 31 December 2013 in its Established, Developing and Emerging Markets, respectively, compared to €65.8 million, €34.8 million and €6.1 million in the year ended 31 December 2012.

Operating profit

        Operating profit increased by 10.7% to €373.7 million in the year ended 31 December 2013 compared to €337.7 million in the year ended 31 December 2012. The increase was mainly attributable to lower operating expenses, in particular lower restructuring charges, which more than offset the impact of lower volume, increased raw material costs and unfavourable foreign currency movements.

Finance income

        Finance income decreased by 3.8% to €10.0 million for the year ended 31 December 2013 from €10.4 million for the year ended 31 December 2012.

Finance costs

        Finance costs were €98.8 million for the year ended 31 December 2013 broadly flat compared to €98.0 million for the year ended 31 December 2012. The benefits from the successful refinancing in June 2013 at improved rates are expected to be captured in 2014. For more information, see the section entitled "Liquidity and Capital Resources—Borrowings and funding sources—Euro medium-term note programmes".

Loss on net monetary position

        Belarus has been considered a hyperinflationary economy since the fourth quarter of 2011, as three-year cumulative inflation in Belarus exceeded 100%, and was therefore consolidated in terms of the measuring unit as at 31 December 2013 and translated at the closing exchange rate. The restatement was based on conversion factors derived from the Belarus Consumer Price Index (CPI) as compiled by the National Statistical Committee of the Republic of Belarus. The conversion factor used for December 2013 was 1.136 which resulted in a net monetary loss for 2013 of €2.7 million.

Share of results of equity method investments

        The CCHBC Group's share of results of equity method investments increased to a gain of €11.9 million in the year ended 31 December 2013 from a gain of €11.6 million in the year ended 31 December 2012.

        Share of results of equity method investments includes the results of Frigoglass Industries Limited, in which the CCHBC Group's Nigerian operating company, the Nigerian Bottling Company plc, holds a 23.9% equity stake. In September 2011, the CCHBC Group purchased the remaining 33.6% non-controlling interest in Nigerian Bottling Company plc, bringing the CCHBC Group's interest to 100%. As a result, the CCHBC Group held an indirect equity interest of 23.9% in Frigoglass Industries Limited as at 31 December 2013.

        In addition, the CCHBC Group's share of results of equity method investments reflects the results of Fresh & Co, a leading juice company in Serbia and the results of the joint venture with Heineken that is conducted through a number of legal entities, being the Brewinvest S.A. Group of companies and the BrewTech B.V. Group of companies. The Brewinvest S.A. Group of companies is engaged in the bottling and distribution of beer in Bulgaria. Brewinvest S.A. is incorporated in Greece and the CCHBC Group owns 50% of its share capital. The BrewTech B.V. Group of companies is engaged in the bottling and distribution of soft drinks and beer in FYROM through its subsidiary A.D. Pivara Skopje. From 2010 until April 2012 BrewTech B.V. Group formed part of the Brewinvest S.A. Group. BrewTech B.V. is incorporated in the Netherlands and the CCHBC Group owns 50% of its share capital.

Tax

        The CCHBC Group's effective tax rate was 24.8% for the year ended 31 December 2013 compared to 25.2% for the year ended 31 December 2012. The level of the CCHBC Group's effective tax rate is mainly impacted by changes in the relative contribution of each country to the CCHBC Group's overall profitability as a result of the differing tax rates applicable in the Territories in which the CCHBC Group operates, changes in the tax rates affecting the deferred tax asset and deferred tax liability recognised in previous periods, the non-deductibility of certain expenses and one-off tax items.

Profit after tax attributable to non-controlling interests

        The CCHBC Group's profit after tax attributable to non-controlling interests was nil in the year ended 31 December 2013 compared to €3.0 million in the year ended 31 December 2012. The decrease was mainly attributed to the purchase of minority interests in CCHBC Group's subsidiary, CCHBC Bulgaria AD.

Profit after tax attributable to owners of the parent

        Profit after tax attributable to owners of the parent was €221.2 million in the year ended 31 December 2013, as compared to €190.4 million in the year ended 31 December 2012. The increase of €30.8 million, or 16.2%, primarily reflects the net impact of increased operating profit that was only partially offset by increased taxes.

Year ended 31 December 2012 compared to the year ended 31 December 2011

        The following table shows certain consolidated income statement and other financial data, as well as the change in percentage terms, for the year ended 31 December 2012 compared to the year ended 31 December 2011.

	Year ended 31 December		%
	2012	2011	Change
	(euro in millions except unit case volume in millions)
Net sales revenue	7,044.7	6,824.3	3.2
Cost of goods sold	(4,522.2)	(4,254.7)	6.3

Gross profit	2,522.5	2,569.6	(1.8)
Operating expenses	(2,078.1)	(2,048.2)	1.5
Restructuring costs	(106.7)	(71.1)	50.1
Operating profit	337.7	450.3	(25.0)

Finance income	10.4	8.7	19.5
Finance costs	(98.0)	(96.1)	2.0
Loss on net monetary position	(3.1)	(7.8)	(60.3)

Finance costs (net)	(90.7)	(95.2)	(4.7)
Share of results of equity method investments	11.6	9.4	23.4

Profit before tax	258.6	364.5	(29.1)
Tax	(65.2)	(98.8)	(34.0)

Profit after tax	193.4	265.7	(27.2)

Attributable to:
Non-controlling interests	3.0	1.3	130.8
Owners of the parent	190.4	264.4	(28.0)

	193.4	265.7	(27.2)

Unit case volume	2,084.7	2,087.4	(0.1)

        The following table shows certain income statement and other financial data for the year ended 31 December 2012 compared to the year ended 31 December 2011, expressed in each case as a percentage of net sales revenue.

	Year ended 31 December
	2012	2011
	%
Net sales revenue	100.0	100.0
Cost of goods sold	(64.2)	(62.3)
Gross profit	35.8	37.7
Operating expenses and restructuring costs	(31.0)	(31.1)
Operating profit	4.8	6.6

 Volume

        The CCHBC Group's sales volume for the year ended 31 December 2012 remained almost flat, despite the very challenging trading conditions in most of the CCHBC Group's markets throughout the year compared to the year ended 31 December 2011. Year-on-year, Established and Developing Markets made a negative contribution of 34.1 million unit cases and 6.2 million unit cases, respectively, whereas the Emerging Markets made a positive contribution of 37.6 million unit cases.

        In the Established Markets segment, unit case volume decreased by 34.1 million, or 4.8%, during the year ended 31 December 2012, compared to the year ended 31 December 2011. In Greece, volume declined by 17.4 million unit cases, or 13.8%, as the macroeconomic environment remained extremely challenging. The Greek unemployment rate reached 27.0% in November 2012, according to the Hellenic Statistical Authority, the highest in Europe and consumer confidence was the lowest in Europe based on EU Commission data. In Italy, volume declined by 11.3 million unit cases, or 3.5%, in a macroeconomic environment that continued to be affected by the sovereign debt crisis. Unemployment in Italy increased to 11.1% at the end of 2012 (higher by 1.8% compared to 2011), with youth unemployment reaching 37%. In early 2012, after the Italian sovereign debt was downgraded by the main ratings agencies and the spread between Italian and German Treasury bonds reached a new peak, the Italian government introduced a significant austerity bill. As a result, VAT increased by 1% to 21% at the end of 2011 and increased by an additional 1% in October 2013, and new or increased direct taxes were implemented, with the intention of fulfilling Italy's European commitment to balance the budget in 2014. Volume in the Republic of Ireland and Northern Ireland declined by 4.6 million unit cases, or 6.1%, as the trading environment continues to be challenging. Volume in Switzerland declined by 3.0 million unit cases, or 3.5%, due to the strong Swiss Franc relative to the euro, which impacted both tourism and consumer shopping habits.

        In the Developing Markets segment, unit case volume decreased by 6.2 million, or 1.6%, in the year ended 31 December 2012 from the year ended 31 December 2011. Volume in Poland decreased by 0.9 million unit cases, or 0.5%, mainly due to the 10.1% decline in fragmented trade. The decline in fragmented trade was almost fully offset by 20.8% growth in the discounters channel, which was supported by successful promotional activity and the introduction of the OBPPC strategy. In Hungary, volume decreased by 2.9 million unit cases, or 3.4%, as economic conditions in the country remained challenging and consumer confidence was among the lowest in Europe, while GDP continued to contract. Volume in the Czech Republic decreased by 2.4 million unit cases, or 4.1%, in the year ended 31 December 2012.

        In the Emerging Markets segment, unit case volume increased by 3.6 million, or 3.9%, in the year ended 31 December 2012, compared to the year ended 31 December 2011. Volume in the Russian Federation increased by 35.1 million unit cases, or 10.4%. Sales volume increased across all key categories in 2012. The positive performance in the category of Sparkling beverages where sales volume increased by 12.6%, was driven by the CCHBC Group's focus and its investments in its flagship brand Coca-Cola. Similarly, the tea category sales volume grew by 25.2%, supported by new packaging, and the energy category sales volume grew by 21.3%, mainly as a result of the development of new SKUs. The Water category sales volume recorded a decrease of 2.9%. Also, juice sales volume increased by 13.4%, with strong growth across all of the CCHBC Group's core brands. Unit case volume in Nigeria decreased by 3.3 million unit cases, or 1.8%, in the year ended 31 December 2012, attributable mainly to the religious unrest in Northern Nigeria in the first half of the year as well as the loss of sales days due to a nationwide strike in January 2012. Unit case volume in Romania increased by 2.0 million unit cases, or 1.2%, in the year ended 31 December 2012, with volume in the Sparkling beverages category increasing by 5.3% and volume in the combined Still and Water beverages category declining by 5.4%, which was mainly attributable to a decline in Water beverages.

Net sales revenue

        Net sales revenue increased by €220.4 million, or 3.2%, for the year ended 31 December 2012, compared to the year ended 31 December 2011. Net sales revenue developed in line with the CCHBC Group's commitment to grow revenues ahead of volume, amidst an increasingly volatile and challenging economic environment. Net sales revenue per unit case increased by 3.4% in the year ended 31 December 2012, as compared to the year ended 31 December 2011.

        In the year ended 31 December 2012, net sales revenue from Established Markets decreased by €133.0 million compared to the year ended 31 December 2011. This decrease was due to lower volume and negative category and package mix, which offset favourable currency movements. Net sales revenue in Greece, Italy and the Republic of Ireland and Northern Ireland decreased by €76.1 million, €34.1 million, and €15.4 million respectively, in the year ended 31 December 2012, mainly as a result of the adverse impact of the challenging economic and trading conditions in these markets on volume.

        In the Developing Markets segment, net sales revenue decreased by €13.4 million in the year ended 31 December 2012, compared to the year ended 31 December 2011, as the benefits of revenue growth initiatives were more than offset by lower volume, unfavourable channel mix and adverse currency movements. Net sales revenue in Czech Republic and Poland decreased by €12.4 million and €3.5 million, respectively.

        In the Emerging Markets segment, net sales revenue increased by €366.8 million in year ended 31 December 2012 compared to the year ended 31 December 2011 mainly as a result of the implementation of revenue growth initiatives, as well as higher volume and favourable currency movements. Net sales revenue in the Russian Federation, Romania and Nigeria increased by €260.0 million, €13.3 million and €28.5 million, respectively.

Cost of goods sold

        The CCHBC Group's cost of goods sold is comprised of raw materials, inward freight and warehousing, labour and manufacturing costs. The CCHBC Group's cost of goods sold increased to €4,522.2 million in the year ended 31 December 2012 from €4,254.7 million in the year ended 31 December 2011. The cost of goods sold per unit case increased by 6.4% to €2.17 in the year ended 31 December 2012 as compared to €2.04 in the year ended 31 December 2011, mainly reflecting higher commodity costs, especially EU sugar prices and the accelerated growth of the CCHBC Group's Sparkling and tea categories, which have higher unit costs per unit case. The cost of concentrate purchased from TCCC, the CCHBC Group's most important raw material, remained flat at 21.5% of net sales revenue in the year ended 31 December 2012 compared to 21.4% in the year ended 31 December 2011. Depreciation and impairment included in cost of goods sold decreased to €192.3 million in the year ended 31 December 2012 from €197.1 million in the year ended 31 December 2011.

Gross profit

        The CCHBC Group's gross profit margin decreased to 35.8% in the year ended 31 December 2012 from 37.7% in the year ended 31 December 2011 as a result of a bigger increase in cost of goods sold than in net sales revenue. On a unit case basis, gross profit in the year ended 31 December 2012 decreased by approximately 1.6% compared to the year ended 31 December 2011.

Operating expenses

        The CCHBC Group's selling expenses include cost of sales force, direct marketing expenses and expenses relating to cold drink equipment. Delivery expenses consist primarily of the cost of the CCHBC Group's fleet of vehicles, distribution centres and warehouses through which it distributes a significant portion of its products, as well as fees charged by third party shipping agents. Also included in selling, delivery and administrative expenses is depreciation, which relates mainly to depreciation of coolers, vehicles, distribution centres, warehouses and other non-production related items. The most significant component of the CCHBC Group's operating expenses is cost of sales force.

        The CCHBC Group's operating expenses increased to €2,184.8 million in the year ended 31 December 2012 from €2,119.3 million in the year ended 31 December 2011. Selling expenses (including depreciation and impairment of €99.6 million) amounted to €995.6 million in the year ended 31 December 2012, as compared to €998.5 million for the year ended 31 December 2011. The ratio of selling expenses to net sales revenue decreased to 14.1% in the year ended 31 December 2012 from 14.6% in the year ended 31 December 2011.

        Delivery expenses (including depreciation and impairment of €33.2 million) increased to €649.6 million in the year ended 31 December 2012 from €632.1 million in the year ended 31 December 2011.

        Administrative expenses (including depreciation and impairment of €50.2 million) amounted to €423.6 million in the year ended 31 December 2012 and €406.3 million in the year ended 31 December 2011. Administrative expenses remained flat as a percentage of net sales revenue at 6.0% in the years ended 31 December 2012 and 2011.

        Stock option expenses amounted to €6.3 million in the year ended 31 December 2012, as compared to €8.1 million in the year ended 31 December 2011. Amortisation of intangible assets, recorded in operating expenses, decreased to €3.0 million in the year ended 31 December 2012 from €3.2 million in the year ended 31 December 2011.

        In the year ended 31 December 2012, the cost of restructuring initiatives amounted to €106.7 million before taxes compared to €71.1 million in the year ended 31 December 2011. Out of this amount, €68.8 million comprised employee redundancy costs and €37.9 million related to other restructuring expenses for the year ended 31 December 2012, compared to €49.6 million of employee redundancy costs and €21.5 million of other restructuring expenses for the year ended 31 December 2011. The CCHBC Group recorded restructuring charges of €65.8 million, €34.8 million and €6.1 million in the year ended 31 December 2012 in its Established, Developing and Emerging Markets, respectively, compared to €47.6 million, €17.6 million and €5.9 million, respectively, in the year ended 31 December 2011.

Operating profit

        Operating profit decreased by 25.0% to €337.7 million in the year ended 31 December 2012 compared to €450.3 million in the year ended 31 December 2011. The decrease was attributable mainly to increased raw materials costs, unfavourable foreign currency fluctuations, higher operating expenses and restructuring costs.

Finance income

        Finance income increased to €10.4 million for the year ended 31 December 2012 from €8.7 million for the year ended 31 December 2011.

Finance costs

        Finance costs increased to €98.0 million for the year ended 31 December 2012 from €96.1 million for the year ended 31 December 2011.

 Loss on net monetary position

        Belarus has been considered a hyperinflationary economy since the fourth quarter of 2011, as three-year cumulative inflation in Belarus exceeded 100%, and was therefore consolidated in terms of the measuring unit as at 31 December 2012 and translated at the closing exchange rate. The restatement was based on conversion factors derived from the Belarus Consumer Price Index (CPI) as compiled by the National Statistical Committee of the Republic of Belarus. The conversion factor used for December 2012 was 1.223 which resulted in a net monetary loss for 2012 of €3.1 million.

Share of results of equity method investments

        The CCHBC Group's share of results of equity method investments increased to a gain of €11.6 million in the year ended 31 December 2012 from a gain of €9.4 million in the year ended 31 December 2011, mainly a result of the improved profitability of Brewinvest S.A. and Fresh & Co joint ventures.

Tax

        The CCHBC Group's effective tax rate decreased to 25% for the year ended 31 December 2012 compared to 27% for the year ended 31 December 2011. The level of the CCHBC Group's effective tax rate is mainly impacted by changes in the relative contribution of each country to the CCHBC Group overall profitability, due to the differing tax rates applicable in the Territories in which the CCHBC Group operates, changes in the tax rates affecting the deferred tax asset and deferred tax liability recognised in previous periods, the non-deductibility of certain expenses and one-off tax items.

Profit after tax attributable to non-controlling interests

        The CCHBC Group's profit after tax attributable to non-controlling interests increased to €3.0 million in the year ended 31 December 2012 from €1.3 million in the year ended 31 December 2011.

Profit after tax attributable to owners of the parent

        Profit after tax attributable to owners of the parent was €190.4 million in the year ended 31 December 2012, as compared to €264.4 million in the year ended 31 December 2011. The decrease of €74.0 million primarily reflects the net impact of decreased operating profit, which was partly offset by lower taxes.

Reporting segments

Year ended 31 December 2013 compared to the year ended 31 December 2012

        The following table provides certain financial information for the CCHBC Group's three reporting segments, as well as its corporate centre, for the years ended 31 December 2013 and 31 December 2012, both in absolute numbers and as a percentage of its total corresponding to each line item of this table. Internally, the CCHBC Group's management uses operating profit as the main measure in order to allocate resources and evaluate the performance of each of its reporting segments. There are no material amounts of product sales or transfers between the CCHBC Group's Territories. The elimination of inter-segment assets reflects loans from the CCHBC Group's financing subsidiaries to its various operating companies to cover a portion of its operating companies' funding requirements.

	Year ended 31 December
	2013		2012
	(euro in millions except unit case volume in millions)	% of total	(euro in millions except unit case volume in millions)	% of total
Established Markets
Unit case volume	650.6	31.6	679.4	32.6
Net sales revenue	2,539.6	36.9	2,701.8	38.4
Operating profit	88.6	23.7	92.5	27.4
Developing Markets
Unit case volume	381.0	18.5	393.5	18.9
Net sales revenue	1,105.6	16.1	1,148.1	16.3
Operating profit	36.6	9.8	(8.7)	(2.6)
Emerging Markets
Unit case volume	1,028.9	49.9	1,011.8	48.5
Net sales revenue	3,228.8	47.0	3,194.8	45.3
Operating profit	248.5	66.5	253.9	75.2
Total
Unit case volume	2,060.5	100.0	2,084.7	100.0
Net sales revenue	6.874.0	100.0	7,044.7	100.0
Operating profit	373.7	100.0	337.7	100.0

Established Markets

        The following table shows the CCHBC Group's volume performance for the year ended 31 December 2013 compared to the year ended 31 December 2012:

	Year ended 31 December
	2013	2012	Change	Change
	(in millions of unit cases)%
Italy	289.8	309.0	(19.2)	(6.2)
Greece	97.9	108.6	(10.7)	(9.9)
Switzerland	83.0	82.4	0.6	0.7
Austria	91.6	92.6	(1.0)	(1.1)
The Republic of Ireland and Northern Ireland	72.5	70.9	1.6	2.3
Cyprus	15.8	15.9	(0.1)	(0.6)

Total	650.6	679.4	(28.8)	(4.2)

        Unit case volume in the Established Markets segment decreased by 4.2% to 650.6 million unit cases in the year ended 31 December 2013 from 679.4 million unit cases in the year ended 31 December 2012. In Italy, volume declined by 6.2%, representing a decrease of 19.2 million unit cases. The underlying macroeconomic and trading environment remains under pressure, with unemployment reaching a new record high in November 2013 at 12.7%, negatively affecting disposable income and consumer confidence. In Greece, volume declined by 10.7 million unit cases, or 9.9%, with the rate of decline decelerating compared to previous years. The macroeconomic environment remained extremely challenging with the Greek GDP registering a moderating decline of 3.7%, and unemployment remaining at the historically high levels of 28%, leading to a significant decrease of private consumption in the period under review. Volume in the Republic of Ireland and Northern Ireland increased by 1.6 million unit cases, or 2.3%, driven by strong summer and Christmas sales. In Switzerland, volume increased by 0.6 million unit cases, or 0.7%, despite the market slow-down due to the strong Swiss franc relative to the euro that continued to negatively impact tourism and exports. In the CCHBC Group's remaining Established Markets, volume decreased by 1.1 million unit cases.

        In the year ended 31 December 2013, the operating profit of the Established Markets segment decreased to €88.6 million, as compared to €92.5 million in the year ended 31 December 2012. Lower operating expenses and restructuring costs were not sufficient to offset lower volume, negative price/mix and higher input costs in the full year period.

Developing Markets

        The following table shows the CCHBC Group's volume performance for the year ended 31 December 2013 compared to the year ended 31 December 2012:

	Year ended 31 December
	2013	2012	Change	Change
	(in millions of unit cases)%
Poland	167.0	172.6	(5.6)	(3.2)
Hungary	77.9	83.2	(5.3)	(6.4)
Czech Republic	55.3	56.0	(0.7)	(1.3)
Croatia	26.0	26.5	(0.5)	(1.9)
Slovakia	22.9	24.5	(1.6)	(6.5)
Baltic countries	25.5	23.9	1.6	6.7
Slovenia	6.4	6.8	(0.4)	(5.9)

Total	381.0	393.5	(12.5)	(3.2)

        In the year ended 31 December 2013, unit case volume in the CCHBC Group's Developing Markets segment decreased 3.2% to 381.0 million unit cases as compared to the year ended 31 December 2012. Volume in Poland decreased by 5.6 million unit cases, or 3.2%, mainly due to the decline in fragmented trade that was only partially offset by the strong growth in the discounters channel. In Hungary, volume decreased by 5.3 million unit cases, or 6.4%, as economic conditions in the country remained challenging and consumer confidence dropped to be among the lowest in Europe in spite of a modest GDP growth of 1% in the second half of the year. Volume in the Czech Republic decreased by 0.7 million unit cases, or 1.3% in the year ended 31 December 2013, as economic and political conditions remained volatile in the country, with early elections having taken place in October 2013.

        The CCHBC Group's Developing Markets segment recorded an operating profit of €36.6 million in the year ended 31 December 2013, as compared to an operating loss of €8.7 million in the year ended 31 December 2012. Lower operating expenses and restructuring charges and favourable price/mix, more than compensated for the lower volume and higher input costs.

 Emerging Markets

        The following table shows the CCHBC Group's volume performance for the year ended 31 December 2013 compared to the year ended 31 December 2012:

	Year ended 31 December
	2013	2012	Change	Change
	(in millions of unit cases)%
Russian Federation	388.0	371.0	17.0	4.6
Nigeria	202.5	181.9	20.6	11.3
Romania	148.5	162.7	(14.2)	(8.7)
Ukraine	78.6	87.7	(9.1)	(10.4)
Serbia and Montenegro	82.6	87.3	(4.7)	(5.4)
Bulgaria	55.7	56.6	(0.9)	(1.6)
Belarus	42.7	32.8	9.9	30.2
Bosnia and Herzegovina	16.6	18.5	(1.9)	(10.3)
Armenia	7.8	7.1	0.7	9.9
Moldova	5.9	6.2	(0.3)	(4.8)

Total	1,028.9	1,011.8	17.1	1.7

        Unit case volume in the CCHBC Group's Emerging Markets segment increased by 1.7% in the year ended 31 December 2013 as compared to the year ended 31 December 2012. Volume in the Russian Federation increased by 4.6%, or 17.0 million unit cases compared to the year ended 31 December 2012 with all key categories registering sales volume increases except for the Water category where sales volume declined by 9.1% in line with our strategy to grow margins by prioritising value ahead of volume. The sales volume was supported by strong activation relating to the sponsorship of the 2014 Sochi Winter Olympic Games and the Group's OBPPC initiatives. Unit case volume in Nigeria increased by 20.6 million unit cases, or 11.3%, in the year ended 31 December 2013, attributable to an increase in market size, increased marketing activities and continuous improvement in execution and product availability. Unit case volume in Romania decreased by 14.2 million unit cases, or 8.7%, in the year ended 31 December 2013, with sales volume being negatively impacted by the difficult macroeconomic and trading environment as well as competitive promotional pressures.

        In the year ended 31 December 2013, the CCHBC Group's Emerging Markets segment achieved an operating profit of €248.5 million compared to an operating profit of €253.9 million in the year ended 31 December 2012, a decrease of 2.1%. The decline was attributable to higher operating expenses and unfavorable currency impact, which were partially offset by the positive price/mix performance and higher volume.

Year ended 31 December 2012 compared to year ended 31 December 2011

        The following table provides certain financial information for the CCHBC Group's three reporting segments, as well as its corporate centre, for the years ended 31 December 2012 and 31 December 2011, both in absolute numbers and as a percentage of its total corresponding to each line item of this table. Internally, the CCHBC Group's management uses operating profit as the main measure in order to allocate resources and evaluate the performance of each of its reporting segments. There are no material amounts of product sales or transfers between the CCHBC Group's Territories.

The elimination of inter-segment assets reflects loans from the CCHBC Group's financing subsidiaries to its various operating companies to cover a portion of its operating companies' funding requirements.

	Year ended 31 December
	2012		2011
	(euro in millions except unit case volume in millions)	% of total	(euro in millions except unit case volume in millions)	% of total
Established Markets
Unit case volume	679.4	32.6	713.5	34.2
Net sales revenue	2,701.8	38.4	2,834.8	41.6
Operating profit	92.5	27.4	201.4	44.7
Developing Markets
Unit case volume	393.5	18.9	399.7	19.1
Net sales revenue	1,148.1	16.3	1,161.5	17.0
Operating profit	(8.7)	(2.6)	58.4	13.0
Emerging Markets
Unit case volume	1,011.8	48.5	974.2	46.7
Net sales revenue	3,194.8	45.3	2,828.0	41.4
Operating profit	253.9	75.2	190.5	42.3
Total
Unit case volume	2,084.7	100.0	2,087.4	100.0
Net sales revenue	7,044.7	100.0	6,824.3	100.0
Operating profit	337.7	100.0	450.3	100.0

Established Markets

        The following table shows the CCHBC Group's volume performance for the year ended 31 December 2012 compared to the year ended 31 December 2011:

	Year ended 31 December
	2012	2011	Change	Change
	(in millions of unit cases)%
Italy	309.0	320.3	(11.3)	(3.5)
Greece	108.6	126.0	(17.4)	(13.8)
Switzerland	82.4	85.4	(3.0)	(3.5)
Austria	92.6	90.8	1.8	2.0
The Republic of Ireland and Northern Ireland	70.9	75.5	(4.6)	(6.1)
Cyprus	15.9	15.5	0.4	2.6

Total	679.4	713.5	(34.1)	(4.8)

        Unit case volume in the Established Markets segment decreased by 4.8% to 679.4 million unit cases in the year ended 31 December 2012 from 713.5 million unit cases in the year ended 31 December 2011. In Italy, volume declined by 3.5%, representing a decrease of 11.3 million unit cases in a macroeconomic environment that continues to be affected by the sovereign debt crisis. Unemployment in Italy increased to 11.1% at the end of 2012 (higher by 1.8% compared to prior year), with youth unemployment reaching 37%, a level that is the highest in many years and among the highest in Europe. In early 2012, after the Italian sovereign debt was downgraded by the main ratings agencies and the spread between Italian and German Treasury bonds reached a new peak, the Italian government introduced a significant austerity bill. As a result, VAT increased by 1% to 21% at the end of 2011 and increased by an additional 1% in October 2013, and new or increased direct taxes were implemented, with the intention of fulfilling Italy's European commitment to balance the budget in 2014. In Greece, volume declined by 13.8%, or 17.4 million unit cases, as the macroeconomic environment remains extremely challenging. The Greek unemployment rate reached 27.0% in November 2012, according to the Hellenic Statistical Authority, and consumer confidence is the lowest in Europe based on EU Commission data. Volume in the Republic of Ireland and Northern Ireland declined by 4.6 million unit cases, or 6.1%, as the trading environment continues to be challenging. In Switzerland, volume declined by 3.0 million unit cases, or 3.5%, as the strong Swiss Franc relative to the euro impacted both tourism and consumer shopping patterns. In the CCHBC Group's remaining Established Markets, volume decreased by 2.2 million unit cases.

        In the year ended 31 December 2012, the operating profit of the Established Markets segment decreased to €92.5 million, as compared to €201.4 million in the year ended 31 December 2011. Lower volume, increased raw material costs and negative category mix more than offset the benefits from the CCHBC Group's restructuring initiatives and lower marketing expenses. In addition the increase in restructuring costs of Established Markets by €18.2 million in the year ended 31 December 2012 compared to 31 December 2011 affected operating profit.

Developing Markets

        The following table shows the CCHBC Group's volume performance for the year ended 31 December 2012 compared to the year ended 31 December 2011:

	Year ended 31 December
	2012	2011	Change	Change
	(in millions of unit cases)%
Poland	172.6	173.5	(0.9)	(0.5)
Hungary	83.2	86.1	(2.9)	(3.4)
Czech Republic	56.0	58.4	(2.4)	(4.1)
Croatia	26.5	26.8	(0.3)	(1.1)
Slovakia	24.5	25.4	(0.9)	(3.5)
Baltic countries	23.9	22.5	1.4	6.2
Slovenia	6.8	7.0	(0.2)	(2.9)

Total	393.5	399.7	(6.2)	(1.6)

        In the year ended 31 December 2012, unit case volume in the CCHBC Group's Developing Markets segment decreased 1.6% to 393.5 million unit cases as compared to the year ended 31 December 2011. Volume in Poland decreased by 0.9 million unit cases, or 0.5%, mainly due to the decline in fragmented trade that was largely offset by the strong growth in the discounters channel supported by the successful promotional activity and the introduction of the OBPPC strategy. In Hungary, volume decreased by 2.9 million unit cases, or 3.4%, as economic conditions in the country remained challenging and consumer confidence was among the lowest in Europe. Volume in the Czech Republic decreased by 2.4 million unit cases, or 4.1%, in the year ended 31 December 2012.

        The CCHBC Group's Developing Markets segment recorded an operating loss of €8.7 million in the year ended 31 December 2012, as compared to an operating profit of €58.4 million in the year ended 31 December 2011, largely as a result of increased input costs, the adverse foreign currency rates fluctuations and increased restructuring costs that were only partially offset by the positive effect from the CCHBC Group's pricing initiatives. In addition, operating profit was affected by a €17.2 million increase in restructuring costs for the Developing Markets in the year ended 31 December 2012 compared to 31 December 2011.

 Emerging Markets

        The following table shows the CCHBC Group's volume performance for the year ended 31 December 2012 compared to the year ended 31 December 2011:

	Year ended 31 December
	2012	2011	Change	Change
	(in millions of unit cases)%
Russian Federation	371.0	335.9	35.1	10.4
Nigeria	181.9	185.2	(3.3)	(1.8)
Romania	162.7	160.7	2.0	1.2
Ukraine	87.7	93.6	(5.9)	(6.3)
Serbia and Montenegro	87.3	83.0	4.3	5.2
Bulgaria	56.6	56.3	0.3	0.5
Belarus	32.8	29.5	3.3	11.2
Bosnia and Herzegovina	18.5	17.9	0.6	3.4
Armenia	7.1	6.6	0.5	7.6
Moldova	6.2	5.5	0.7	12.7

Total	1,011.8	974.2	37.6	3.9

        Unit case volume in the CCHBC Group's Emerging Markets segment increased by 3.9% in the year ended 31 December 2012 as compared to the year ended 31 December 2011. Volume in the Russian Federation increased by 10.4%, or 35.1 million unit cases. The positive performance in the Sparkling beverages category, where sales volume increased 12.6%, was driven by the CCHBC Group's focus and its investments in its flagship brand, Coca-Cola red. Similarly, the tea category sales volume grew by 25.2%, supported by new packaging, energy category sales volume grew by 21.3%, mainly as a result of the development of new SKUs, while the Water category sales volume recorded a decrease of 2.9%. Also, juice sales volume increased by 13.4%, with strong growth across all of the CCHBC Group's core brands. Unit case volume in Nigeria decreased by 1.8% in the year ended 31 December 2012, attributable mainly to the religious unrest in Northern Nigeria in the first half of the year as well as the loss of sales days due to a nationwide strike in January 2012. Unit case volume in Romania increased by 1.2% in the year ended 31 December 2012 with volume in the Sparkling beverages category increasing by 5.3% and volume in the combined Still and Water beverages category declining by 5.4% which is mainly attributable to a decline in Water beverages. In the CCHBC Group's remaining Emerging Markets, volume decreased by 3.8 million unit cases.

        In the year ended 31 December 2012, the CCHBC Group's Emerging Markets segment achieved an operating profit of €253.9 million compared to an operating profit of €190.5 million in the year ended 31 December 2011, an increase of 33.3%. The benefits of the CCHBC Group's revenue growth initiatives, higher volume and better category mix more than offset the negative impact of increased commodity costs, higher operating expenses and unfavourable currency movements.

Liquidity and capital resources

        The CCHBC Group's sources of capital include, but are not limited to, cash flows from operations, the issuance of debt, a syndicated loan facility and the issuance of equity securities. The CCHBC Group believes that available short-term and long-term capital resources are sufficient to fund its financial commitments and operating needs.

 Cash flows from operating activities

        The CCHBC Group's cash flows provided by operating activities for the years ended 31 December 2013, 2012 and 2011 are as follows:

	Year ended 31 December
	2013	2012	2011
	(euro in millions)
Operating profit	373.7	337.7	450.3
Depreciation, impairment, amortisation and other non-cash items	368.8	426.8	405.1
Working capital changes	98.5	84.1	61.3
Tax paid	(56.1)	(95.0)	(88.4)

Net cash from operating activities	784.9	753.6	828.3

        The CCHBC Group's primary source of cash flow is funds generated from operations. In the year ended 31 December 2013, cash flow from operating activities increased by 4.2% compared to the year ended 31 December 2012 due to the increase in operating profit and cash generated from changes to working capital as well as the decrease of tax paid. In the year ended 31 December 2012, the net cash provided by operating activities decreased by 9.0% compared to the year ended 31 December 2011 due to the decrease in operating profit. This negative effect was partly offset by improved working capital management, specifically a decrease in trade and other receivables and an increase in trade and other payables more than offsetting the effects of an increase in the level of inventories.

Cash flows used in investing activities

        The CCHBC Group's cash flows used in investing activities for the years ended 31 December 2013, 2012 and 2011 are as follows:

	Year ended 31 December
	2013	2012	2011
	(euro in millions)
Payments for purchases of property, plant and equipment	(380.2)	(395.5)	(363.9)
Proceeds from sales of property, plant and equipment	24.5	5.0	10.9
Net receipts from / (payments for) investments	15.2	(21.1)	(38.1)
Interest received	9.7	7.9	8.7
Net receipts from disposal of subsidiaries	—	—	13.1
Net payments for acquisition of joint arrangement	—	—	(2.5)

Net cash used in investing activities	(330.8)	(403.7)	(371.8)

        Purchases of property, plant and equipment accounted for the CCHBC Group's most significant cash outlay for investing activities in each of the three years ended 31 December 2013, 2012 and 2011. The CCHBC Group focuses its capital investment on revenue generating assets, such as cold drink equipment and immediate or future consumption packaging. The CCHBC Group continues to redeploy plant and equipment within its group where possible, thus minimising cash outflows and improving returns on existing assets.

        Set forth below are the CCHBC Group's purchases of non-current assets in its three business segments for the years ended 31 December 2013, 2012 and 2011. The CCHBC Group has also set forth these capital expenditures as a percentage of its total capital expenditures in the relevant period.

	Year ended 31 December
	2013		2012		2011
	(euro in millions)%		(euro in millions)%		(euro in millions)%
Business segment
Established Markets	67.9	17.8	123.5	31.2	117.1	32.2
Developing Markets	44.4	11.7	46.4	11.7	46.5	12.8
Emerging Markets	267.9	70.5	225.6	57.1	200.3	55.0

Total purchases of non-current assets	380.2	100.0	395.5	100.0	363.9	100.0

        Purchases of non-current assets totalled €380.2 million in the year ended 31 December 2013, of which 47.6% was related to investment in production equipment and facilities and 19.6% to the acquisition of marketing equipment (mainly coolers). The purchases decreased by €15.3 million, or 3.9%, in the year ended 31 December 2013 compared to the respective period of 2012.

        Purchases of non-current assets totalled €395.5 million in the year ended 31 December 2012. Of this, 47.1% was related to investment in production equipment and facilities and 26.1% to the acquisition of marketing equipment (mainly coolers). The purchases increased by €31.6 million, or 8.7%, in 2012 compared to 2011.

        The net receipts from investments for the year ended 31 December 2013 was €15.2 million. The main reason for this inflow was a share premium repayment of €13.2 million from the CCHBC Group's Brew Tech B.V. joint venture.

        The net payment for investments for the year ended 31 December 2012 was €21.1 million. The main reason for this outflow was the purchase of BrewTech B.V. the parent company of A.D. Pivara Skopje, from the joint venture Brewinvest S.A., by the CCHBC Group. The net payment for investments for the year ended 31 December 2011 was €38.1 million. The main reason for this outflow was the purchase of minority shares in A.D. Pivara Skopje, the beer and alcohol-free beverages business in FYROM, that the CCHBC Group jointly controls with Heineken.

        The net receipts of €13.1 million from disposal of subsidiaries for the year ended 31 December 2011 concern the sale of the Group's interest in Eurmatik S.r.l., the vending operator in Italy, in February 2011. The consideration was €13.5 million (€13.1 million on a net cash basis, after deduction of cash and cash equivalents of €0.4 million).

        The net payments for acquisition of joint arrangement of €2.5 million in the year ended 31 December 2011 is related to the joint acquisition of all outstanding shares of MS Foods UAB with TCCC through Multon Z.A.O.

 Cash flows used in financing activities

        The CCHBC Group's cash flows used in financing activities for the years ended 31 December 2013, 2012 and 2011 were as follows:

	Year ended 31 December
	2013	2012	2011
	(euro in millions)
Return of capital to shareholders	—	(123.4)	(181.5)
Payments of expenses related to the share capital increase	—	—	(6.0)
Payments for buy-out of minorities of Coca-Cola Hellenic Bottling Company S.A.	(1.0)	—	—
Purchase of shares held by non-controlling interests	(18.1)	(13.9)	(74.2)
Proceeds from shares issued to employees exercising stock options	16.4	0.1	4.7
Payment for purchase of own shares	(1.6)	—	—
Dividends paid	(128.2)	(1.0)	(5.8)
Proceeds from external borrowings	1,596.7	1,088.2	1,493.7
Repayments of external borrowings	(1,488.6)	(1,186.2)	(1,383.7)
Principal repayments of finance lease obligations	(16.5)	(21.8)	(48.1)
Interest paid	(113.7)	(100.5)	(108.9)

Net cash used in financing activities	(154.6)	(358.5)	(309.8)

        In 2013, net proceeds from external borrowings (including both short-term and long-term borrowings) were €108.1 million, attributable mainly to the successful issue of €800 million of its fixed rate notes in June partly offset by the repayment of the US$500 million notes due September 2013 at maturity, the repurchase of €183.0 million of the 2014 notes in June 2013 and the net repayments of €29.5 million of commercial paper. In addition, the extraordinary general meeting of CCHBC approved the distribution of a €0.34 dividend per share (€124.7 million in the aggregate), which was paid out in July 2013. See "Shareholder Information—Dividends and Dividend Policy" for additional information.

        In 2012, net repayments of external borrowings amounted to €98.0 million, mainly due to net repayments of commercial paper in the amount of €120.5 million. The outstanding amount under the commercial paper programme as at 31 December 2012 was €129.5 million compared to €250 million as at 31 December 2011. In addition, in June 2012, the annual general meeting of the CCHBC Group's shareholders resolved to reduce the share capital and return to shareholders €0.34 per share (€124.6 million in the aggregate) in cash.

        In 2011, net proceeds from external borrowings were €110.0 million. On 2 March 2011, the CCHBC Group completed the successful offering of an additional €300 million of its 4.25% fixed rate notes to be consolidated in a single series with the existing €300 million of its 4.25% fixed rate notes due November 2016 and issued in November 2009. The proceeds of the issue were used to refinance the outstanding balance of the existing €301.1 million notes due in July 2011. The net proceeds from commercial paper issuance were €123 million in 2011. In addition, in May 2011, the annual general meeting of the CCHBC Group's shareholders resolved to reduce the share capital and return to shareholders €0.50 per share (€183.2 million in the aggregate) in cash.

Purchase of shares held by non-controlling interests

        In January 2013, the CCHBC Group acquired 14.0% of CCHBC Bulgaria AD, bringing the CCHBC Group's total interest in the subsidiary to 99.39%, at a price of €13.3 million (carrying value of €8.2 million). During 2013, the consideration paid by the Group in connection with the scheme of arrangement implemented in 2011 with respect to NBC amounted to €4.8 million.

        In 2012, the consideration paid by the Group in connection with the scheme of arrangement implemented in 2011 in respect to NBC amounted to €13.9 million.

        In 2011, the CCHBC Group purchased the remaining interests of minority shareholders in Nigerian Bottling Company plc (by way of a scheme of arrangement) and Coca-Cola HBC—Srbija d.o.o, bringing its total interest in both subsidiaries to 100%. The CCHBC Group's payments in 2011 for the purchase of the shares held by minority shareholders amounted to €74.2 million.

Working capital

        The CCHBC Group's working capital position as at 31 December 2013, 2012 and 2011 was as follows:

	As at 31 December
	2013	2012	2011
	(euro in millions)
Current assets, excluding cash and cash equivalents and current tax assets	1,396.6	1,508.4	1,548.0
Current liabilities, excluding short-term borrowings and current tax liabilities	(1,572.2)	(1,634.1)	(1,532.1)

Working capital	(175.6)	(125.7)	15.9
Add back: deposit liabilities on returnable containers	111.9	111.1	107.7

Working capital, excluding deposit liabilities	(63.7)	(14.6)	123.6

        Following sustained management efforts in recent years, as at 31 December 2013, the CCHBC Group had negative working capital of €63.7 million, compared to a negative working capital of €14.6 million as at 31 December 2012 and positive working capital of €123.6 million as at 31 December 2011, excluding deposit liabilities for returnable containers of €111.9 million, €111.1 million and €107.7 million respectively. Although the CCHBC Group's deposit liabilities are classified as part of current liabilities, the CCHBC Group's returnable containers, to which the deposits relate, are classified as part of property, plant and equipment. The CCHBC Group believes that presenting its working capital excluding deposit liabilities for returnable containers is useful to investors because it allows them to compare the CCHBC Group's working capital information with that of other bottlers that do not use returnable packaging.

        As at 31 December 2013, the CCHBC Group's working capital, excluding deposit liabilities on returnable containers, had decreased by €49.1 million, compared to the working capital balance as at 31 December 2012. The decrease was driven by improved working capital management, specifically a €74.9 million decrease in trade and other receivables, a €29.0 million decrease in the level of inventories and a €65.9 million decrease in derivatives liabilities.

        As at 31 December 2012, the CCHBC Group's working capital, excluding deposit liabilities on returnable containers, had decreased by €138.2 million, compared with the working capital balance as at 31 December 2011. The decrease was driven by improved working capital management, specifically a €47.8 million decrease in trade and other receivables, a €27.7 million increase in trade and other payables and a €74.3 million increase in derivatives liabilities more than offsetting the effects of a €10.3 million increase in the level of inventories.

        Although the CCHBC Group seeks to finance its capital expenditures from operating cash flows, the CCHBC Group may also use short-term borrowing facilities. The CCHBC Group reviews its cash requirements and financial resources on a monthly basis for a rolling 12-month period. The CCHBC Group continues to maintain adequate current assets to satisfy current liabilities when they are due and to have sufficient liquidity and financial resources to manage its day-to-day cash requirements. Taking into consideration the CCHBC Group's established borrowing facilities, operating cash flows and access to capital markets, the CCHBC Group believes that it has sufficient liquidity and working capital to meet its present and budgeted requirements.

Holding company structure

        CCHBC acquired 96.85% of the issued Coca-Cola Hellenic Bottling Company S.A. shares, including shares represented by CCHBC ADSs, through the Share Exchange Offer. On 17 June 2013, CCHBC completed its statutory buy-out of the remaining shares of Coca-Cola Hellenic Bottling Company S.A. that it did not acquire upon completion of the Share Exchange Offer. Consequently, CCHBC is the parent company of the CCHBC Group.

        The amount of dividends payable to CCHBC by its direct or indirect subsidiaries forming part of the CCHBC Group is subject to, among other restrictions, general limitations imposed by the corporate laws and exchange control restrictions of the respective jurisdictions where the entities are organised and operate. Dividends paid to CCHBC by certain of its subsidiaries are also subject to withholding taxes. The CCHBC Group seeks to satisfy the operating cash flow requirements of its operations in each country with cash generated from that country and only if needed, supplemented by funding from the CCHBC Group. Acquisitions and significant capital investments are financed centrally, with funds provided to the CCHBC Group's operating subsidiaries in the form of equity or inter-company loans, depending on a variety of considerations including tax. Where withholding taxes on dividends are potentially significant, the CCHBC Group is able to extract cash from operating subsidiaries in other ways, such as through capital reduction techniques and loans from operating subsidiaries to holding companies. Consequently, the CCHBC Group has not incurred material withholding taxes on the remittance of dividends or cash from its operating subsidiaries. However, in the future, the CCHBC Group may have to satisfy its cash requirements at the holding company level through sources of financing other than dividends, including external sources.

Borrowings and funding sources

Funding policies

        The CCHBC Group's general policy is to retain a certain amount of liquidity reserves in the form of cash and cash equivalents (highly liquid investments with maturities of less than three months) on its balance sheet while maintaining the balance of its liquidity reserves in the form of a committed, unused revolving credit facility, to ensure that the CCHBC Group has cost-effective access to sufficient financial resources to meet its short- and medium-term funding requirements. These include the day-to-day funding of the CCHBC Group's operations, upcoming debt maturities, as well as the financing of its capital expenditure programme.

        In order to mitigate the possibility of liquidity constraints, the CCHBC Group endeavours to maintain a minimum of €250 million of financial headroom. Financial headroom refers to the sum of committed but unused financing available, cash and cash equivalents less outstanding commercial paper and current portion of long term debt, after considering cash flows from operating activities, dividends, interest expense, tax expense, and capital expenditure requirements. Short-term liquidity management is based on the requirement to obtain adequate and cost-effective short-term liquidity for the CCHBC Group.

 Cash and cash equivalents

        The CCHBC Group's cash and cash equivalent balances as at 31 December 2013, 2012 and 2011 were as follows:

	As at 31 December
	2013		2012		2011
	(euro in millions)%		(euro in millions)%		(euro in millions)%
Euro	674.6	91.5	377.3	85.9	356.1	79.6
Nigerian naira(1)	34.0	4.6	39.2	8.9	51.7	11.6
Belorusian rouble	7.2	1.0	4.9	1.1	6.6	1.5
Russian rouble	4.4	0.6	4.2	1.0	9.6	2.1
Serbian dinar	2.9	0.4	—	—	3.9	0.9
Latvian Lati	2.6	0.4	—	—	0.3	0.1
Croatian kuna	2.2	0.3	3.2	0.7	5.0	1.1
Ukrainian hryvnia	2.0	0.3	0.5	0.1	2.2	0.5
US dollar	1.9	0.3	1.3	0.3	1.9	0.4
Romanian leu	1.3	0.2	2.4	0.5	2.0	0.4
UK sterling	1.0	0.1	1.1	0.3	0.2	—
Bosnia and Herzegovina convertible mark	0.9	0.1	1.4	0.3	0.5	0.1
Bulgarian lev	0.6	0.1	0.7	0.2	3.6	0.8
Lithuanian Litai	0.4	—	—	—	—	—
Moldovan leu	0.4	—	0.7	0.2	0.7	0.2
Swiss franc	0.3	—	1.4	0.3	1.5	0.3
Polish zloty	0.2	—	0.3	0.1	0.6	0.1
Other	0.6	0.1	0.5	0.1	1.0	0.2

Total	737.5	100.0	439.1	100	447.4	100.0

(1)
€25.0 million equivalent Nigerian naira relates to the outstanding balance of the bank account held for the repayment of the former minority shareholders' of CCHBC's subsidiary Nigerian Bottling Company plc (refer to note 27 of the CCHBC Group's consolidated financial statements).

        The CCHBC Group's cash and cash equivalents balance at 31 December 2013 was €737.5 million, representing an increase of €298.4 million from the balance at 31 December 2012, compared with a decrease of €8.3 million from 2011 to 2012. The increase in cash and cash equivalents balance between 31 December 2013 and 2012 was attributable to the net impact from the issuance of the €800.0 million fixed-rate notes in June partly offset by the repayment of the $500 million notes due in September 2013 and the repurchase of €183.0 million of the 2014 notes in June. The cash and cash equivalents balance between 31 December 2012 and 2011 was broadly consistent. While there are restrictive controls on the movement of funds out of certain of the Territories in which the CCHBC Group operates, in particular Nigeria, Belarus and Cyprus, these restrictions have not had a material impact on the Group's liquidity, as the amounts of cash and cash equivalents held in such countries are either not material or generally retained for capital expenditure and working capital purposes.

Debt

        The CCHBC Group's debt funding is based on the need to ensure a consistent supply of committed funding at group and subsidiary level, at minimum cost given market conditions, to meet the CCHBC Group's anticipated capital and operational funding requirements. Short-term liquidity management is based on the requirement to obtain adequate and cost-effective short-term liquidity. The CCHBC Group manages its short- and longer-term financial commitments through its various financial arrangements, which currently include the CCHBC Group's unused €500 million syndicated loan facility, as well as through its cash flow from operations. The CCHBC Group's goal is to maintain a conservative financial profile. This is evidenced by the strong credit ratings that it maintains with Standard and Poor's and Moody's Investors Service. The CCHBC Group monitors its capital structure on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Total capital is calculated as 'Total equity' plus 'Net debt' as shown in the consolidated balance sheet. The Group's strategy is to maintain a gearing ratio within a 35% to 45% range.

        The CCHBC Group's net debt as at 31 December 2013, 2012 and 2011 was as follows:

	As at 31 December
	2013	2012	2011
	(euro in millions)
Short-term borrowings, less finance lease obligations and current portion of long-term debt	113.7	146.1	299.6
Current portion of long-term debt	317.2	391.3	—
Short-term finance lease obligations	15.3	17.6	21.9

Total short-term borrowings, including finance lease obligations	446.2	555.0	321.5

Long-term borrowings, less finance lease obligations	1,749.4	1,491.6	1,867.3
Long-term finance lease obligations	104.2	113.1	72.5

Total long-term borrowings, including finance lease obligations	1,853.6	1,604.7	1,939.8

Gross debt, including finance lease obligations	2,299.8	2,159.7	2,261.3

Cash and cash equivalents	(737.5)	(439.1)	(447.4)

Net debt	1,562.3	1,720.6	1,813.9

        As at 31 December 2013, the CCHBC Group's net financial indebtedness was €1,562.3 million.

        As at 31 December 2013, 84.1% of the CCHBC Group's gross debt was denominated in euro and 13.3% in US dollars, compared to, 63.4% in euro and 33.2% in US dollars as at 31 December 2012 and 63.4% in euro and 33.1% in US dollars, as at 31 December 2011.

        The CCHBC Group manages its debt in two distinct portfolios: short-term debt and long-term debt. The short-term debt portfolio includes all debt repayment and working capital requirements within the next 12 months, and the long-term portfolio contains all other debt, such as Eurobonds, with maturities longer than 12 months. The CCHBC Group launched its commercial paper programme during 2002 to fund its short-term debt portfolio needs. The CCHBC Group services its short-term debt portfolio principally through operating cash flows.

Commercial paper programmes and committed credit facilities

        In March 2002, the CCHBC Group established a €1.0 billion global commercial paper programme (the "old CP programme") to further diversify its short-term funding sources. In October 2013, a new €1.0 billion euro-commercial paper programme (the "new CP programme" and, together with the old CP programme, the "CP programmes") was established in place of the old CP programme. The euro-commercial paper notes may be issued either as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or floating rate. All commercial paper issued under the CP programmes must be repaid within 7 to 364 days. The new CP programme has been granted the STEP label and is fully, unconditionally and irrevocably guaranteed by CCHBC, Coca-Cola HBC Holdings B.V. and 3E (Cyprus) Limited. The outstanding amount under the CP programmes was €100.0m as at 31 December 2013 (2012: €129.5m).

        In May 2011, the CCHBC Group replaced its then-existing €500.0 million syndicated revolving credit facility with a new €500.0 million syndicated loan facility, provided by various financial institutions, expiring on 11 May 2016. As a result, an amount of €1.9 million, which was the unamortised portion of the fees for the replaced facility, was charged to the income statement in the finance costs line. This facility can be used for general corporate purposes and carries a floating interest rate over EURIBOR and LIBOR. The facility was amended in June 2013 and CCHBC acceded to it as a guarantor. The facility allows Coca-Cola HBC Finance B.V. to draw down, on three to five days' notice, amounts in tranches and repay them in periods ranging from one to six months, or any other period agreed between the financial institutions and CCHBC Group. No amounts have been drawn under the syndicated loan facility since inception. The syndicated loan facility is fully, unconditionally and irrevocably guaranteed by CCHBC, Coca-Cola HBC Holdings B.V., Coca-Cola HBC Finance plc and 3E (Cyprus) Limited and is not subject to any financial covenants.

        In connection with the Share Exchange Offer, CCHBC had available a €500.0 million Bond Bridge facility (all undrawn), a €500.0 million revolving credit facility (which cancelled in October 2012) for the purpose of replacing, if required, the €500.0 million syndicated revolving credit facility referred to above and a Statutory Buy-Out Facility for up to €550.0 million. On 18 June 2013 the €500.0 million Bond Bridge facility was cancelled, and the Statutory Buy-Out Facility limit was reduced to €55.0 million. The amount drawn under the Statutory Buy-Out Facility of €45.5 million was repaid on 26 July 2013 and the facility was cancelled.

Euro medium-term note programmes

        In 2001, the CCHBC Group established a €2.0 billion Euro Medium Term Note Programme (the "Old EMTN programmes"), which was increased to €3.0 billion in April 2012. In June 2013, a new €3.0 billion Euro Medium Term Note Programme (the "New EMTN programme" and, together with the Old EMTN programme, the "EMTN programme") was established to replace the Old EMTN programme. Notes are issued under the New EMTN programme through CCHBC's wholly owned subsidiary Coca-Cola HBC Finance B.V. and are fully, unconditionally and irrevocably guaranteed by CCHBC, Coca-Cola HBC Holdings B.V. and 3E (Cyprus) Limited.

        In December 2008, Coca-Cola HBC Finance B.V. issued €500.0 million five-year euro-denominated fixed rate notes carrying a 7.875% per annum coupon. Proceeds from this issue were partly used to fund the acquisition of Socib S.p.A. and partly for the refinancing of the €350 million notes that matured in March 2009. In June 2013 Coca-Cola HBC Finance B.V. purchased an aggregate amount of €183.0 million notes which is almost 37% of the total issued €500.0 million euro-denominated notes. As a result, an amount of €6.9 million was charged to the income statement, in the finance costs line. The remaining €317.0 million notes were fully repaid in January 2014.

        In March 2011, Coca-Cola HBC Finance B.V. completed the successful offering of €300.0 million 4.25% fixed rate euro-denominated notes under the Old EMTN programme to be consolidated and form a single series with the existing €300.0 million 4.25% fixed rate notes due 16 November 2016 issued in November 2009. The issue of these notes brought the total outstanding amount of the series to €600.0 million. The proceeds of the issue were used to repay the existing €301.1 million notes due on 15 July 2011 at maturity in July 2011.

        In June 2013, Coca—Cola HBC Finance B.V. completed the issue of €800.0 million principal amount of 7-year fixed rate notes carrying a 2.375% coupon. The net proceeds of the new issue, were used to repay the $500 million due September 2013 and partially repay €183.0 million of the 7.875%, 5-year fixed rate notes due January 2014.

        As at 31 December 2013, a total of €1.7 billion in notes issued under the EMTN programmes were outstanding. A further amount of €2.2 billion is available for issuance under the New EMTN programme.

        As at 31 December 2013, the notes outstanding under the EMTN programmes were as follows:

Issue Date	Amount	Interest	Maturity date
17 December 2008	€317.2 million	7.875%	15 January 2014
16 November 2009	€300.0 million	4.250%	16 November 2016
2 March 2011	€300.0 million	4.250%	16 November 2016
18 June 2013	€800.0 million	2.375%	18 June 2020

Notes issued in the US market

        On 17 September 2003, the CCHBC Group successfully completed, through its 100% owned finance subsidiary Coca-Cola HBC Finance B.V., a $900.0 million global offering of privately placed notes with registration rights. The first tranche consisted of an aggregate principal amount of $500.0 million due in 2013 (the "2013 US Notes") and the second tranche consisted of an aggregate principal amount of $400.0 million (€290.1 million at 31 December 2013 exchange rates) due in September 2015 (the "2015 US Notes"). The net proceeds of the offering were used to refinance certain outstanding debt, the CCHBC Group's leveraged re-capitalisation and the acquisition of Römerquelle GmbH. In December 2003, an exchange offer was made by Coca-Cola Hellenic Bottling Company S.A in order to effect the exchange of the privately placed notes for similar notes registered with the SEC. Acceptances under the offer, which was finalised in February 2004, were $898.1m. Both tranches of notes were de-registered in connection with the completion of the Share Exchange Offer by filing a Form 15F with the SEC in August 2013, and the 2013 US Notes were fully repaid upon maturity.

        The 2015 the US Notes are fully, unconditionally and irrevocably guaranteed by CCHBC, Coca-Cola HBC Holdings B.V., and 3E (Cyprus) Limited, and are not subject to any financial covenants.

Credit rating

        The CCHBC Group's goal is to maintain a conservative financial profile. This is evidenced by the credit ratings maintained with Standard & Poor's and Moody's. In May 2013, Standard & Poor's affirmed CCHBC Group's "BBB+" long term, "A2" short term corporate credit ratings but removed the negative credit watch following the completion of re-domiciliation. The corporate credit ratings by Moody's remained unchanged over the period, i.e"Baa1" long-term and negative outlook. Ratings and outlook remained unchanged as of 14 March 2014. The CCHBC Group's credit ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any of the CCHBC Group's securities. Any change in the CCHBC Group's credit ratings could have a significant impact on the cost of debt capital for the CCHBC Group and/or its ability to raise capital in the debt markets.

        Each of Standard & Poor's Credit Services Europe Limited and Moody's France S.A.S. is established in the European Union and is registered under Regulation (EC) No. 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

 Capitalisation and Indebtedness

        The following table shows the consolidated total gross indebtedness of the CCHBC Group as at 31 December 2013, and has been derived from the CCHBC Group's consolidated financial statements or CCHBC's accounting records as at 31 December 2013.

As at 31 December 2013
(euro in millions)
Current debt
Secured(1)	15.3
Unguaranteed/unsecured	430.9

Total current debt(2)	446.2

Non-current debt
Secured(1)	104.2
Unguaranteed/unsecured	1,749.4

Total non-current debt(2)	1,853.6

Total gross indebtedness	2,299.8

(1)
Secured debt refers to finance leases for which assets leased have been pledged as security to the respective liabilities.

(2)
The CCHBC Group's debt is shown net of unamortised debt issue costs.

        The following table shows the consolidated total capitalisation of the CCHBC Group as at 31 December 2013, and has been derived from the CCHBC Group's consolidated financial statements or CCHBC's accounting records as at 31 December 2013:

As at 31 December 2013
(euro in millions)
Share capital	1,997.4
Share premium	5,287.1
Group reorganisation reserve(1)	(6,472.1)
Treasury shares	(70.7)
Exchange equalisation reserve	(293.3)
Other reserves	388.7
Retained Earnings	2,125.1
Non-controlling interests	5.1

Total capitalisation	2,967.3

(1)
Represents the resulting difference between the statutory amounts of share capital, share premium and treasury shares of Coca-Cola Hellenic Bottling Company S.A. on 25 April 2013, the date on which CCHBC became the new parent of the Group, and the equivalent reserves of CCHBC.

        The following table shows the consolidated net financial indebtedness of the CCHBC Group as at 31 December 2013, and has been derived from the CCHBC Group's consolidated financial statements or CCHBC's accounting records as at 31 December 2013.

As at 31 December 2013
(euro in millions)
Cash	82.7
Cash equivalents	654.8

Total cash and cash equivalents	737.5
Current bank debt	(6.2)
Current portion of non-current debt(1)	(317.2)
Other current financial debt(2)	(122.8)

Current financial debt	(446.2)

Net current financial indebtedness	291.3

Bonds issued(1)	1,695.6
Other non-current loans	158.0

Non-current financial indebtedness	(1,853.6)

Net financial indebtedness(3)	2,299.8

(1)
As at 31 December 2013, the CCHBC Group had the following outstanding indebtedness under its principal financing arrangements:

As at 31 December 2013
(euro in millions)
€317.2 million notes	317.2

Current portion of non-current debt	317.2
€800 million bonds	792.6
$400 million notes	303.7
€600 million bonds	599.3

Bonds issued	2,012.8

(2)
Other current financial debt includes commercial paper, hire purchase and finance lease obligations, other short term loans and loans from related parties.

(3)
The CCHBC Group's net debt is shown net of unamortised debt issue costs. The CCHBC Group also has derivative financial instruments not reflected in the analysis above with the following fair values as at 31 December 2013:

	As at 31 December 2013
	Assets	Liabilities
	(euro in millions)
Foreign currency forward contracts	3.9	(4.3)
Foreign currency option contracts	1.8	(0.1)
Commodity swap contracts	—	(8.2)

Total current	5.7	(12.6)

Interest rate swap contracts	22.1	—
Commodity swap contracts	0.1	(5.3)
Cross-currency swap contracts	—	(78.7)

Total non-current	22.2	(84.0)

Financial risk management

Treasury policies and objectives

        The CCHBC Group faces financial risks arising from fluctuations in interest rates, foreign exchange rates, commodity prices and other market risks. CCHBC's Board of Directors has approved its treasury policy and chart of authority, which together provide the control framework for all treasury and treasury-related transactions. The CCHBC Group's treasury function is responsible for managing its financial risks in a controlled manner, consistent with the Board of Directors approved policies. These policies include:

  •
  hedging transactional currency exposures (i.e., forecasted raw materials purchases) to reduce risk and limit volatility. Hedging of financial risks includes activities that reduce risk or convert one type of risk to another. To qualify as a hedge, an activity should be expected to produce a measurable offset to the risk relating to an asset, liability or committed or forecasted transaction;

  •
  an investment policy to minimise counterparty risks whilst ensuring an acceptable return is being made on excess cash positions. Counterparty limits are approved by CCHBC's Board of Directors to ensure that risks are controlled effectively and transactions are undertaken with approved counterparties only; and

  •
  a commodity hedging policy in order to hedge the market price risk of certain commodities via financial institutions. This allows the CCHBC Group to hedge for longer time periods and better manage the counterparty risk exposures.

        In the context of the CCHBC Group's overall treasury policy, and in line with the operating parameters approved by CCHBC's Board of Directors, specific objectives apply to the management of financial risks. These objectives are disclosed under the following headings.

Operating parameters

        The CCHBC Board of Directors has delegated authority to execute transactions, including derivative transactions with approved financial institutions, to the Chief Financial Officer ("CFO") and the Director of Treasury and Risk Management. Under this delegation of authority, only specified permitted financial instruments, including derivatives, may be used for specified permitted transactions. The policy restricts the use of derivatives to circumstances that do not subject the CCHBC Group to increased market risk. The market rate risk created by the use of derivatives must be offset by the market rate risk on the specific underlying exposures they are hedging. The estimated fair value of derivatives used to hedge or modify the CCHBC Group's risks fluctuates over time. Fair value amounts should not be viewed in isolation, but rather in relation to the fair values of the underlying hedged transactions and to the overall reduction in the CCHBC Group's exposure to adverse fluctuations in interest rates, foreign exchange rates, commodity prices and other market risks. See Note 29 to the consolidated financial statements included elsewhere in this annual report for more information on fair value classifications for financial assets and liabilities.

Derivative instruments

        The CCHBC Group uses derivative instruments to manage actual interest, currency and commodity risks arising in the normal course of business, some of which are and will be accounted for as effective hedges whereas others are not and cannot be accounted for as hedges. The CCHBC Group does not use derivative instruments for any trading activities. It is the CCHBC Group's policy to negotiate the terms of the hedge derivatives to match the terms of the hedged items to maximise hedge effectiveness.

 Interest rate risk

        The CCHBC Group's interest rate exposure generally relates to its debt obligations. The CCHBC Group manages its interest rate costs primarily with interest rate swaps and options. All non-euro bond issues had been fully swapped into euro with no residual currency risk.

        The interest rate swap contracts with notional value of $500.0 million which converted to floating rate the $500.0 million US dollar fixed rate debt, matured in September 2013.

        During the year ended 31 December 2013, the CCHBC Group recognised in interest expense a loss of €6.2 million in relation to the ineffective portion of interest rate swaps which qualified for hedge accounting, as compared to a loss of €7.9 million for the year ended 31 December 2012 and a loss of €6.6 million in the year ended 31 December 2011.

        The sensitivity analysis in the following paragraph has been prepared based on the CCHBC Group's exposure to interest rates of both derivative and non-derivative instruments existing at the balance sheet date and assuming constant foreign exchange rates. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year. A 100 basis point increase or decrease represents management's assessment of a reasonably possible change in interest rates.

        A 1.0% increase in the market interest rates on floating rate debt outstanding at 31 December 2013 would have increased the CCHBC Group's interest expense by €0.4 million in the year ended 31 December 2013, compared to €4.7 million and €5.0 million for the years ended 31 December 2012 and 2011, respectively. A 1.0% decrease in market interest rates would have decreased the CCHBC Group's interest expense by €0.2 million in the year ended 31 December 2013, compared to €4.7 million and €5.0 million for the years ended 31 December 2012 and 2011, respectively. This sensitivity at December 31, 2013 is mainly attributable to the Group's insignificant exposure to interest rate fluctuations as the majority of outstanding amount of debt is in the form of fixed rate bonds.

        These amounts are determined by calculating the CCHBC Group's hypothetical exposure to interest rate charges on its floating rate debt, after giving consideration to the CCHBC Group's interest rate and cross-currency swap agreements. These amounts do not include the effects of certain potential results of changing interest rates, such as a different level of overall economic activity or other actions the CCHBC Group's management may take to mitigate this risk. Furthermore, this sensitivity analysis does not assume alterations in the CCHBC Group's gross debt or other changes in its financial position.

Foreign exchange risk

        The CCHBC Group's foreign exchange risk arises from changes in exchange rates between the euro, the US dollar and the currencies in its non-euro Territories. This exposure affects the CCHBC Group's results in the following ways:

  •
  Raw materials purchased in a Territory's non-functional currency can lead to higher cost of sales which, if not recovered in local pricing or cost reductions, will lead to reduced profit margins;

  •
  Devaluations of weaker currencies that are accompanied by high inflation and declining purchasing power can adversely affect sales and unit case volume; and

  •
  As a number of operations have functional currencies other than the CCHBC Group's reporting currency (euro), any change in the functional currency against the euro impacts the CCHBC Group's consolidated income statement and balance sheet when results are translated into euro.

        The CCHBC Group's treasury policy requires the hedging of rolling 12-month forecasted transactional exposures within defined minimum (25%) and maximum (80%) coverage levels (measured as a percentage of anticipated cash flows in each major foreign currency) if there is a forward market available at economical terms. Hedging beyond a 12-month period may occur, subject to certain maximum coverage levels, provided the forecasted transactions are highly probable. The CCHBC Group uses foreign currency forward and foreign currency option contracts to hedge its forecasted transactional exposures. These contracts normally mature within one year. Transaction exposures arising from adverse movements in monetary assets and liabilities denominated in another currency than the reporting currency are normally fully hedged using mainly forward foreign exchange contracts. The CCHBC Group's hedging also requires the hedging of 100% of balance sheet fair value exposures.

        The aggregate notional amounts of forward foreign exchange contracts for both purchase and sale of foreign currencies totalled €236.4 million as at 31 December 2013, compared to €339.7 million as at 31 December 2012 and €419.3 million as at 31 December 2011.

        The notional amounts of foreign currency option contracts totalled €111.8 million as at 31 December 2013, compared to €108.2 million as at 31 December 2012 and €64.3 million as at 31 December 2011.

        During 2003, the CCHBC Group entered into cross currency swaps to cover the currency risk related to the US Notes discussed above under "Operating and Financial Review and Prospects—Liquity and capital resources—Borrowings and funding sources—Notes issued in the US market". As at 31 December 2013 the fair value of the outstanding cross currency swaps represented a liability of €78.7 million, compared to a liability of €143.4 million and €130.8 million as at 31 December 2012 and 2011, respectively.

        See Note 29 to the consolidated financial statements included elsewhere in this annual report for more information and a sensitivity analysis relating to foreign exchange risk.

Commodity price risk

        The CCHBC Group is affected by the volatility of commodity prices of certain raw materials necessary for the production of its products, in particular sugar, aluminium, PET and fuel. Due to the significantly increased volatility of commodity prices, the CCHBC Board of Directors has enacted a risk management strategy regarding commodity price risk and its mitigation. The CCHBC Group continues to agree prices with suppliers in advance to reduce its exposure to the effect of short-term changes in the price of certain commodities. In addition, the CCHBC Group hedges the purchase price of sugar and aluminium using commodity swap contracts based on a 36 month forecast. The Group Treasury's risk management policy is to hedge at a minimum 50% and maximum 80% of a commodity's exposure for the next twelve months.

        The notional value of sugar and aluminium swap contracts was €126.7 million as at 31 December 2013, compared to €56.4 million of sugar and aluminium swap contracts as at 31 December 2012 and €40.9 million of sugar swap contracts in the year ended 31 December 2011. The substantial increase of notional value for the year ended 31 December 2013 compared to the year ended 31 December 2012 is mainly driven by the expansion of the risk management strategy to cover additional countries in which the CCHBC Group operates.

        The CCHBC Group enters into multi-year volume purchase commitments with aluminium can manufacturers for a portion of its production requirements. Generally, these volume commitments are at fixed prices except for the aluminium content. The CCHBC Group can, in quantities of its choice, request the manufacturer to fix the prices of the aluminium content in reference to market rates. The CCHBC Group tries to reduce its exposure to PET resin price fluctuations by pre-buying where it is commercially reasonable to do so, but there is no trading market to fix prices for a future period. The CCHBC Group applies a variety of contract structures and a competitive supply base to mitigate its exposure and link its contracts to different indexes within the PET value chain. The CCHBC Group also uses imported Asian and Middle East PET resin to balance European PET resin market prices and increasingly uses recycled content within the European Union.

        See Note 29 to the consolidated financial statements included elsewhere in this annual report for more information and a sensitivity analysis relating to commodity price risk.

Credit risk

        The CCHBC Group has limited concentration of credit risk across trade and financial counterparties. The CCHBC Group has put in place policies to help ensure that credit sales of products and services are only made to customers with an appropriate credit history. The CCHBC Group has policies that limit the amount of credit exposure to any single financial institution.

        The CCHBC Group's maximum exposure to credit risk in the event that counterparties fail to perform their obligations in relation to each class of recognised financial asset is the carrying amount of those assets as indicated in the balance sheet. The CCHBC Group typically assesses the credit quality of customers applying for credit by using external agencies and historic experience. Credit limits are set accordingly. Further information regarding credit risk exposure is shown within note 29 to the consolidated historical financial information of the CCHBC Group.

        Within the context of treasury operations, the CCHBC Group's exposure to credit risk is managed by establishing approved counterparty limits, detailing the maximum exposure that it is prepared to accept with respect to individual counterparties. With respect to derivative financial instruments, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The CCHBC Group's maximum credit risk exposure for each derivative financial instrument is the carrying amount of the derivative.

        The CCHBC Group regularly makes use of money market funds to invest temporarily excess cash balances and to diversify its counterparty risk. These funds all have a minimum "AAA" rating and strict investment limits are set, per fund, depending on the size of the fund. In addition, the CCHBC Group also undertakes investment and derivative transactions with banks and financial institutions. These can be for a range of tenors and limits depending on the Credit Default Swaps of each institution. The CCHBC Group, however, only invests with banks and financial institutions that have a minimum credit rating of "BBB-" from Standard & Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. or "Baa3" from Moody's Investors Services, Inc.

        Starting in June 2012, the CCHBC Group has introduced a new policy parameter to monitor its credit risk exposure to financial institutions that are counterparties to its derivative transactions on a more timely basis. This new tracking system is based on credit default swap levels for each counterparty. The CCHBC Group has grouped its counterparties into tiers and assigned a maximum exposure and tenor for each tier. In addition, if the credit default swap level for any particular counterparty exceeds 500 bps, the CCHBC Group ceases trading derivatives with that counterparty and will make every effort to cancel any cash deposits with that counterparty.

Liquidity risk

        The Group actively manages liquidity risk to ensure there are sufficient funds available for any short-term and long-term commitments. Bank overdrafts and bank facilities, both committed and uncommitted, are used to manage this risk.

        Ultimate responsibility for liquidity risk management rests with the Board of Directors, which has built an appropriate liquidity risk management framework for the management of the Group's short, medium and long-term funding and liquidity requirements. The Group manages liquidity risk by maintaining adequate cash reserves and committed banking facilities, access to the debt and equity capital markets, and by continuously monitoring forecasted and actual cash flows. Included in note 15 of the CCHBC Group's consolidated financial statements is a listing of the undrawn facilities that the Group has at its disposal to manage liquidity risk.

Outlook

        In 2014, the CCHBC Group expects a challenging macroeconomic and trading environment in most of the Group's Territories. Persistently high unemployment is expected to continue to affect disposable income, while recent currency developments in the Group's emerging and developing markets may add further pressure to the trading environment. In the emerging markets, there is currently limited visibility on the potential impact of the recent financial and macroeconomic events and how these will filter through to the real economy.

        The CCHBC Group's strategic priorities to strengthen its business remain unchanged. The CCHBC Group is focused on winning in the marketplace while growing currency neutral revenue per unit case through OBPPC and pricing initiatives. Such initiatives seek to balance price and packaging with affordability considerations, with a view to remaining relevant to consumers. The CCHBC Group is confident that this is the right strategy to drive sustainable profitable volume and revenue growth.

        The CCHBC Group expects currency neutral revenue per unit case in 2014 to grow at a higher rate than in 2013.

        In 2014, taking into account the timing and level of its hedged positions and coverage, the CCHBC Group expects currency neutral input costs per case to remain stable year on year.

        The CCHBC Group has recently experienced an increase in the incidence rate for concentrate. The Group expects to implement price initiatives intended to fully mitigate this impact consistent with the CCHBC Group's OBPPC strategy.

        The CCHBC Group continues to pursue further opportunities to improve operational efficiencies. In this respect, the CCHBC Group has identified additional restructuring initiatives. The CCHBC Group expects to incur costs of approximately €35 million from restructuring initiatives in 2014 that are expected to yield €25 million in annualised benefits from 2015 onwards. The CCHBC Group expects the initiatives already implemented in 2013 and those that it will implement in 2014 to yield approximately €33 million in total benefits in 2014.

        Taking into account the performance of the CCHBC Group's hedged positions, the current spot rates, the recent currency volatility in its Emerging Markets segment, which is attributable in part to recent events involving Ukraine and the Russian Federation, the CCHBC Group expects a significantly higher negative impact from currency fluctuations in 2014, compared to 2013. From the beginning of the year until 25 March 2014, the Russian rouble and the Ukrainian hryvnia depreciated 8.4% and 29.4% respectively against the Euro, compared to the 31 December 2013 exchange rates.

        The CCHBC Group's emphasis on free cash flow generation and tight working capital management continues. The CCHBC Group's free cash flow target for the three-year period ending 31 December 2015 is €1.3 billion, in line with the CCHBC Group's macroeconomic and input cost assumptions. The CCHBC Group's annual net capital expenditure is expected to range between 5.5% and 6.5% of net sales revenue over the medium-term.

        The CCHBC Group manages its business for the long term. The CCHBC Group believes that its geographic footprint offers ample scope for growth and is confident that it is pursuing the right strategy to grow in a sustainable and profitable way and to win at the point of sale. The CCHBC Group expects to continue to capture the benefits of its revenue growth management strategy, improve operating efficiencies by focusing on cost leadership and strengthen its free cash flow to create value for its shareholders.

 Future development plans

        The CCHBC Group's business is principally engaged in producing, selling and distributing non-alcoholic ready-to-drink beverages under exclusive arrangements for each of the CCHBC Group's Territories as well as certain other products which are owned by the CCHBC Group or third parties. Besides the TCCC product portfolio, the CCHBC Group has diversified into the distribution of certain products under brands owned by non-TCCC brand owners such as Monster Beverage Corporation, Carlsberg S.A. and Nestlé.

        As part of its long-term strategic plan, the CCHBC Group has also diversified into the distribution of third party premium spirits products. The CCHBC Group believes there is significant growth potential in this category and regards its presence in this segment as strategic as it enables the CCHBC Group to leverage this product portfolio to further support its core non-alcoholic ready-to-drink business as well as penentrate channels where synergies between premium spirits and non-alcoholic ready to drink products exist.

        Since its formation, a significant part of the CCHBC Group's growth has been secured from the development (including through acquisition) of juice brands, which form part of the Still beverage category and mineral water, which comprises the Water beverage category. The CCHBC Group considers both Juice and Water to be incremental to the core TCCC brand product offering.

        The CCHBC Group and TCCC are jointly pursuing growth opportunities in the Water and Juice categories through development or acquisitions. As part of this strategy, the CCHBC Group has a common understanding with TCCC with respect to water acquisitions, whereby the CCHBC Group will have full ownership of the operating assets and exercise management control over the relevant business and TCCC will own the brands and, jointly with the CCHBC Group, the water source in the case of mineral waters. In relation to juice acquisitions, the CCHBC Group and TCCC each own 50% of the jointly acquired entities to date. Notwithstanding the common understanding reached between the CCHBC Group and TCCC in relation to water and juice acquisitions, the ultimate decision to acquire or dispose of any asset rests with the CCHBC's management and its Board of Directors and there is no guarantee that the CCHBC Group and TCCC will reach agreement in relation to any particular acquisition or disposal.

        In addition, the CCHBC Group has been pursuing a strategy of acquiring third party minority interests in relation to its non-wholly owned subsidiaries, such as Nigerian Bottling Company plc and Coca-Cola HBC-Srbjia, and A.D. Pivara Skopje. As a result, the CCHBC Group's operating subsidiaries are now wholly owned in all Territories except Bulgaria and Armenia.

Off-balance sheet arrangements

        The CCHBC Group does not have any off-balance sheet arrangements, as such term is defined for the purposes of Item 5E of Form 20-F, that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

 Tabular disclosure of contractual obligations

        The following table reflects the CCHBC Group's contractual obligations as at 31 December 2013, excluding the items discussed below.

		Payment due by period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(euro in millions)
Short-term borrowings, less finance lease obligations and current portion of long-term borrowings	113.7	113.7	—	—	—
Long-term borrowings, less finance lease obligations	2,066.6	317.2	953.9	2.9	792.6
Future interest payments	287.7	84.1	106.9	44.7	52.0
Operating lease obligations	186.4	50.7	74.2	41.3	20.2
Finance lease obligations	119.5	15.3	16.6	15.9	71.7
Capital commitments(1)	80.0	74.8	5.2	—	—
Other long-term purchase commitments(2)	569.1	190.8	363.2	15.1	—

Total	3,423.0	846.6	1,520.0	119.9	936.5

(1)
Capital commitments for the years ended 31 December 2013 include €0.8 million related to the CCHBC's share of commitments of its joint ventures.

(2)
Other long-term purchase commitments for the years ended 31 December 2013 include €1.3 million related to the CCHBC's share of commitments of its joint ventures.

        Refer to note 15 to the CCHBC Group's consolidated financial statements included elsewhere in this annual report for further information regarding short-term borrowings, long-term debt and finance leases.

        The majority of long-term debt bears a fixed interest rate.

        Refer to note 31 to the CCHBC Group's consolidated financial statements included elsewhere in this annual report for further information regarding operating leases, capital commitments, and other long-term purchase commitments.

        The above table does not reflect employee benefit obligations of €164.9 million consisting of current obligations of €55.0 million and non-current obligations of €109.9 million as at 31 December 2013. Refer to note 17 to the CCHBC Group's consolidated financial statements included elsewhere in this annual report for further information.

        The above table also does not reflect the impact of derivatives and hedging instruments, other than for long-term debt, which are discussed in detail above under "Financial Risk Management".

CORPORATE GOVERNANCE

Chairman's Letter

        On behalf of the Board, I am pleased to introduce the corporate governance report for the year ended 31 December 2013.

        We are committed to corporate governance best practices, and understand the role they play in managing our risks and opportunities and maintaining the trust of our stakeholders. Recognising the value of effective corporate governance, we have regularly monitored and adopted best practice since the CCHBC Group was formed. We have complied with US regulatory obligations, including under the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), as it applies to non-US issuers, since we established our American Depositary Receipt programme on the NYSE over a decade ago. Following our premium listing on the main market of the LSE, we have ensured that our governance practices also comply with the UK Corporate Governance Code. In accordance with the UK Corporate Governance Code, we provide an explanation of any differences between the practices we follow and the UK Corporate Governance Code which is described in more detail in the section below entitled "Corporate Governance—Application of Corporate Governance Codes—Certain differences between CCHBC's practices and the UK Corporate Governance Code".

        To further strengthen our governance arrangements, this year we appointed two new independent non-executive Directors: Stefan F. Heidenreich and Susan Kilsby. Stefan brings significant experience from the global, fast moving consumer goods industry including as the Chief Executive Officer of Beiersdorf, the global cosmetics company, based in Germany. Susan has extensive experience in mergers and acquisitions and has had a global career in investment banking spanning more than 30 years, during which time she has held senior positions with Credit Suisse, The First Boston Corporation, Bankers Trust and Barclays de Zoete Wedd.

        We will continue to keep the membership and size of the Board under review, but we believe that our Board is well balanced, with the right mix of international skills, experience, independence and knowledge. Importantly, the CCHBC Board of Directors is subject to re-election on an annual basis, with members being proposed by the Board's Nomination Committee, which is composed of a majority of independent Directors.

        We are committed to promoting an inclusive and diverse working environment, and I was very pleased that this year we appointed our first female country General Manager as well as welcoming our new female Human Resources Director and our new female Investor Relations Director. I am confident this trend will continue and whenever a position becomes available within the Group, those involved in the selection process will scrupulously adhere to our policies on diversity while evaluating credentials necessary for the continued growth of our operations within a highly competitive and specialised industry.

        Further details of our approach to governance and our key achievements this year are described within our corporate governance report below.

George A. David Chairman of the Board

 Application of Corporate Governance Codes

UK Corporate Governance Code

        While CCHBC believes that its internal policies and procedures have been consistently effective in past years it reviewed and updated them in preparing for admission to the Official List and to trading on the LSE in April 2013. CCHBC's aim has been to ensure a continued high level of corporate governance, accountability and risk management for its new status and that such policies and procedures are properly documented and communicated against the framework applicable for listed companies in the UK.

        The UK Corporate Governance Code sets out the principles of good practice in relation to board leadership and effectiveness, remuneration, accountability and relationship with shareholders. As a listed company on the Official List, CCHBC is required to comply with the provisions of the UK Corporate Governance Code or explain to shareholders which provisions it has not complied with and the reasons for non-compliance.

        The Board believes that, save as set out in the paragraph below headed "Corporate Governance—Application of Corporate Governance Codes—Certain differences between CCHBC's practices and the UK Corporate Governance Code", CCHBC is in compliance with the provisions of the UK Corporate Governance Code and has complied with such provisions since its listing on the Official List in April 2013. Pursuant to its obligations under the Listing Rules, CCHBC intends to continually comply with or explain in its annual report its non-compliance with any provisions of the UK Corporate Governance Code.

        The UK Corporate Governance Code is available online at: http://www.frc.org.uk/Our-Work/Codes-Standards/Corporate-governance/UK-Corporate-Governance-Code.aspx.

 Certain differences between CCHBC's corporate governance practices and the UK Corporate Governance Code

        CCHBC's Remuneration Committee does not have sole authority to determine the compensation of the Chief Executive Officer of the CCHBC Group (the "CEO") or of the non-executive Directors (including the Chairman) as recommended by the UK Corporate Governance Code. Rather, the terms of the compensation of the CEO and the total individual compensation of the non-executive Directors (including the Chairman) are determined by the entire Board upon the recommendation of the Remuneration Committee. CCHBC considers that requiring the Board as a whole to determine compensation (excluding the individual whose compensation is the subject of determination) allows a full and rigorous analysis and debate, involving a wider number of Directors, setting a higher standard in governance.

        Furthermore, the Swiss Ordinance against Excessive Compensation in Listed Companies, which has been, subject to certain transitional rules, in effect since 1 January 2014, further limits the authority of the Remuneration Committee and the Board to determine compensation, such as by requiring that the general meeting of shareholders approve the maximum total compensation each of the Board and the Operating Committee (the first time at the annual general meeting of 2015), by requiring that certain compensation elements be included in the Articles (as of the annual general meeting of 2015 at the latest), and by prohibiting certain forms of compensation (such as severance, advance payments and bonuses for the acquisition or disposal of firms).

        Mr. George A. David, the Chairman of the Board, was appointed by Kar-Tess Holding, a significant shareholder of the CCHBC Group, and was not, at the time of his original appointment to the Board, independent within the meaning of the UK Corporate Governance Code. Mr. David has also been a Director of the CCHBC Group in excess of nine years. At no time during his tenure as Chairman has Mr. David held responsibilities as CEO or held any other executive role within the Group. The Board considers that, in view of Mr. David's history with the Group and his importance to it, it is currently and for the foreseeable future, in the best interests of CCHBC and its shareholders for him to remain the Chairman of the Board of CCHBC. In accordance with the established policy of appointing all Directors for one year at a time, the Board intends to continue to keep all positions under regular review.

        As CCHBC was listed on the Official List in April 2013 and the Board's composition was carefully considered in the context of the listing, the Board did not carry out a separate performance evaluation during the accounting period and instead plans to do so in the first half of 2014. In addition, the Board intends to arrange for its performance evaluation to be externally facilitated at least once every three years.

Certain differences between the Group's corporate governance practices and the NYSE listing standards

NYSE Corporate Governance Statement

        As CCHBC's main listing is on the LSE, the CCHBC Group adheres to the UK Corporate Governance Code. In addition, as the CCHBC ADSs are listed on the NYSE, it is also subject to the NYSE Rules. The CCHBC Group, however, is exempt from most of the NYSE Rules which US domestic companies must follow, because it is a non-US listed company. The CCHBC Group is required to provide an Annual Written Affirmation to the NYSE of its compliance with the applicable NYSE Rules and must also disclose any significant differences between its corporate governance practices and those followed by domestic US companies listed on the NYSE. The NYSE Rules can be found at: http://nysemanual.nyse.com/LCM/Sections/

        Key differences between the UK Corporate Governance Code and NYSE Rules are set out below:

Director Independence

        NYSE Rules require the majority of the Board to be independent. The UK Corporate Governance Code requires at least half of the Board (excluding the Chairman) to be independent. The NYSE Rules contain different tests from the UK Corporate Governance Code for determining whether a Director is independent. The CCHBC Group follows the UK Corporate Governance Code's recommendations. The independence of the non-executive Directors is reviewed by the Board on an annual basis and that review takes into account the guidance in the UK Corporate Governance Code.

Board Committees

        As further described below, the CCHBC Group has a Nomination Committee and a Remuneration Committee (rather than a Compensation Committee), both of which are broadly similar in purpose and constitution to the committees required by the NYSE Rules and whose terms of reference comply with the UK Corporate Governance Code requirements. The NYSE Rules state that both committees must be composed entirely of independent Directors. While the Remuneration Committee is comprised solely of independent Directors, the Nomination Committee is comprised of a majority of independent Directors. Both committees are composed solely of non-executive Directors. The CCHBC Group complies with the NYSE Rules requirement that it must have an Audit Committee comprised solely of independent non-executive Directors. However, the CCHBC Group now follows the UK Corporate Governance Code recommendations, rather than the NYSE Rules, regarding the responsibilities of the Audit Committee (except for applicable mandatory responsibilities under the Sarbanes-Oxley Act), although both are broadly comparable.

Corporate Governance Guidelines

        The NYSE Rules require domestic US companies to adopt and disclose corporate governance guidelines. There is no equivalent recommendation in the UK Corporate Governance Code. The Board

believes that the UK Corporate Governance Code, to which the CCHBC Group adheres, addresses substantially the same matters that would be required to be addressed in a set of corporate governance guidelines as envisaged by the NYSE Rules for US domestic companies.

Code of Ethics

        The NYSE Rules require that domestic US companies adopt and disclose a code of business conduct and ethics for Directors, officers and employees. Rather than a single consolidated code as envisaged in the NYSE Rules, the UK Corporate Governance Code has a number of "values-based" business conduct and ethics policies, which apply to all employees. CCHBC has adopted a code of ethics covering senior management and Directors to prevent wrongdoing and promote honest and ethical conduct, full, fair, accurate, timely and understandable disclosure, and compliance with applicable governmental rules and regulations. This code of ethics complies with the standards prescribed in the Sarbanes-Oxley Act. Additionally, CCHBC has adopted a code of business conduct applicable to all officers and employees, known as the Code of Business Conduct which is available on CCHBC's website at: www.coca-colahellenic.com/investorrelations/corporategovernance/.

Shareholder Approval of Equity-compensation Plans

        The NYSE listing standards require that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions to those plans. Under Swiss law, the Board of Directors may, among other things, adopt and amend a stock option plan and issue options and shares based on conditional capital and available treasury shares. Any conditional capital for the issuance of option rights to employees in the context of a stock option plan must be approved by a resolution of the shareholders.

Other corporate governance codes

        As part of the Group's commitment to best practices in corporate governance, it has implemented a number of measures to enhance internal controls and risk management within the Group. The Group continually reviews its corporate governance standards and procedures in light of current developments and rulemaking projects in the UK, Switzerland, the EU and the United States, in order to ensure that the Group's corporate governance systems remain in line with international best practices.

        There is no mandatory corporate governance code under Swiss law applicable to CCHBC. The main source of law for Swiss governance rules is the company law contained in articles 620 ff. of the Swiss Code of Obligations as well as the Ordinance against Excessive Compensation in Listed Companies, which has been, subject to certain transitional rules, in effect since 1 January 2014.

        CCHBC also materially adheres to the basic principles of the Greek corporate governance rules because it has a parallel listing on the Athens Exchange.

 Leadership and Effectiveness

The Board of Directors

Composition

        Since the premium listing of CCHBC on the main market of the LSE, the Board of Directors has comprised 13 Directors:

Name	Age	Title	Initially Elected	Shareholder Affiliation
George A. David, OBE, MFR(1)	77	Chairman and Non-Executive Director	2 January 1981	Kar-Tess Holding
Dimitris Lois	52	CEO	4 July 2011	CCHBC
Anastasios P. Leventis, CBE, OFR(1)	72	Vice-Chairman and Non-Executive Director	27 October 2000	Kar-Tess Holding
Haralambos K. Leventis(1)	71	Non-Executive Director	18 September 2002	Kar-Tess Holding
Anastassis G. David(1)	43	Non-Executive Director	27 July 2006	Kar-Tess Holding
Irial Finan(2)	56	Non-Executive Director	23 October 1997(1)	TCCC
John Hunter	76	Non-Executive Director	8 December 2010	TCCC
Kent Atkinson(3)	68	Senior Independent Director	6 September 2000	Independent
Stefan F. Heidenreich(4)	52	Non-Executive Director	19 June 2013	Independent
Antonio D'Amato	56	Non-Executive Director	1 January 2002	Independent
Christos Ioannou	42	Non-Executive Director	19 March 2010	Independent
Sir Michael Llewellyn-Smith, KCVO, CMG(5)	74	Senior Independent Non-Executive Director	6 September 2000	Independent
Nigel Macdonald	68	Non-Executive Director	17 June 2005	Independent
Susan Kilsby(6)	55	Non-Executive Director	25 April 2013	Independent

(1)
Mr. George A. David is the father of Mr. Anastassis G. David and a first cousin of Mr. Anastasios P. Leventis and Mr. Haralambos K. Leventis. Mr. Anastasios P. Leventis and Mr. Haralambos K. Leventis are brothers.

(2)
Mr. Irial Finan originally served as a member of the Board of Hellenic Bottling Company S.A. from 23 October 1997 to 30 August 2000 (Hellenic Bottling Company S.A. consummated its acquisition of Coca-Cola Beverages plc and was renamed Coca-Cola Hellenic Bottling Company S.A. on 9 August 2000). He then served on the Board of the CCHBC Group from 18 May 2001 to 21 August 2003. Mr. Finan's latest term as a Director began on 17 June 2005.

(3)
Mr. Kent Atkinson retired from the Board on 19 June 2013.

(4)
Mr. Stefan F. Heidenreich was appointed to the Board on 19 June 2013 and was not previously on the Board of CCHBC or Coca-Cola Hellenic Bottling Company S.A.

(5)
Sir Michael Llewellyn-Smith took over the role of Senior Independent Director with effect from 21 June 2013.

(6)
Mrs. Susan Kilsby was appointed directly to the Board of CCHBC on 25 April 2013 and was not previously on the Board of Coca-Cola Hellenic Bottling Company S.A.

        Mr. George A. David (Chairman), Mr. Anastasios P. Leventis (Vice-Chairman), Mr. Anastassis G. David and Mr. Haralambos K. Leventis, have all been appointed by Kar-Tess Holding, a shareholder of CCHBC, and were originally nominated to the Board of the CCHBC Group by Kar-Tess Holding. See the paragraph headed "Shareholders' Nominees" below for more information.

        Mr. Irial Finan and Mr. John Hunter, were originally nominated to the Board of the CCHBC Group prior to the listing on the Official List by certain existing shareholders in the CCHBC Group that were affiliates of TCCC.

        Mr. Kent Atkinson (who was the Senior Independent Director before his retirement from the Board on 19 June 2013), Mr. Antonio D'Amato, Mr. Christos Ioannou, Sir Michael Llewellyn-Smith (who was appointed as the Senior Independent Director with effect from 21 June 2013), Mr. Nigel Macdonald, Mrs. Susan Kilsby (who was appointed to the Board on 25 April 2013 upon the listing of CCHBC on the Official List) and Mr. Stefan F. Heidenreich (who was appointed to the Board on 19 June 2013) are all independent non-executive Directors (see further the paragraph headed "Independence" below).

        Consequently, from the listing of CCHBC on the Official List and with the appointment of Mrs. Susan Kilsby, the composition of the Board has complied with the UK Corporate Governance Code recommendation that at least half of the Board, excluding the Chairman, comprise independent Directors.

George A. David, OBE, MFR

        Mr. George A. David, the Chairman of CCHBC's Board of Directors, graduated from the University of Edinburgh in 1959. He began his career that same year with a group of companies controlled by his uncle A.G. Leventis in Nigeria. Today, he is chairman of Eurobank Ergasias S.A. and holds a position on the board of directors of Petros Petropoulos S.A. Mr. David is a trustee of the A.G. Leventis Foundation and chairman of the Centre for Asia Minor Studies. Mr. David is a member of CCHBC's Social Responsibility Committee.

Dimitris Lois—CEO

        Mr. Dimitris Lois began his career in 1988 at Grecian Magnesite S.A., where he held various managerial posts including that of business development manager. He served as managing director of Frigoglass S.A., having joined the company in 1997 as the general manager of the STIND S.A. glass plant in Bulgaria. He later became country manager for Bulgaria. In 2000, Mr. Lois was appointed commercial refrigeration director and in 2001, he was appointed director of the newly created "cool" division. He was appointed managing director of Frigoglass S.A. in August 2003. Mr. Lois joined the CCHBC Group in June 2007 and was appointed regional director responsible for the CCHBC Group's operations in Romania, Greece, Nigeria, Bulgaria, Cyprus and Moldova. In August 2009, he became chief operating officer for the CCHBC Group. Mr. Lois was appointed CEO of the CCHBC Group in July 2011 and of CCHBC upon completion of the Share Exchange Offer in April 2013. He holds a Master of Science in Chemical Engineering from Northeastern University and a Bachelor of Science in Chemical Engineering from Illinois Institute of Technology.

Anastasios P. Leventis, CBE, OFR

        Mr. Anastasios P. Leventis worked in Nigeria for companies controlled by A.G. Leventis since the 1960s. He is on the Board of Directors of CCHBC, Torval Investment Corp. and Boval S.A., which has widespread investments worldwide. Since 1980, Mr. Leventis has served as a director of Leventis Overseas Ltd and he is also the chairman of the A.G. Leventis Foundation. On 4 April 1990, Mr. Leventis was appointed Honorary Commissioner for the Republic of Cyprus to Nigeria by the government of the Republic of Cyprus. Mr. Leventis was honored with the award of Commander of the Order of the British Empire in the Queen's Birthday Honours List of 2004 and was also awarded the Order of "Madarski Konnik" by the President of Bulgaria in 2004. He was appointed Officer of the Order of the Federal Republic of Nigeria in 2002. Mr. Leventis serves on the councils of several non-profit organisations. Mr. Leventis is the Vice-Chairman of the CCHBC's Board of Directors.

 Haralambos K. Leventis

        Mr. Haralambos K. Leventis graduated from Cambridge University in 1963 and was admitted to the English Bar in 1964. He moved to Nigeria in 1964 to work for the companies controlled by A.G. Leventis. He was involved in the management of a number of companies in the group, including Leventis Motors Ltd, where he was the executive director responsible to the board for the management of the company. Mr. Leventis is a director of several companies in the Leventis Group in Nigeria and elsewhere, including Nigerian Bottling Company plc and Leventis Overseas Ltd, and is also a trustee of the A.G. Leventis Foundation and member of the board of directors of Torval Investment Corp.

Anastassis G. David

        Mr. Anastassis G. David graduated from Tufts University in 1993 and began his career at the Coca-Cola bottling system in the United States. From 1994 to 1997, Mr. David held several positions in the sales and marketing departments of Hellenic Bottling Company S.A. During 1997, Mr. David worked for PricewaterhouseCoopers, focusing on accounting and business finance. From 1998, Mr. David's principal activity is advisor to Kar-Tess Holding on its bottling investments. Mr. David was chairman of Navios Corporation, a major bulk shipping company, from 2002 to 2005 and currently serves as a member of the executive committee of the Cyprus Union of Shipowners. He is also a Board member of CCHBC, IDEAL Group S.A. and Aegean Airlines S.A. Mr. David is a member of the Advisory Board of the Fares Centre at Tufts University as well as a member of the International Board of Advisors of Tufts University. He is a member of the board of trustees of College Year in Athens and member of CCHBC's Nomination Committee.

Irial Finan

        Mr. Irial Finan is an executive vice-president of TCCC and president of Bottling Investments Group ("BIG"), a multi-billion dollar internal bottling business, which has operations in four continents (North and South America, Europe, Africa and Asia), with revenues of more than $20 billion and more than 100,000 employees. Additionally, he is responsible for stewarding TCCC's equity investments and leading the concentrate product supply organisation. Mr. Finan has over 32 years' experience in the Coca-Cola system. From 2001 to 2003, he served as CEO , during which time he managed the merger and integration of Coca-Cola Beverages plc and Hellenic Bottling S.A., and led the combined company's operations in 26 countries. Mr. Finan joined TCCC in 2004 as president of bottling investments and supply chain and was named executive vice-president in October 2004. From 1995 to 1999, he was managing director of Molino Beverages, with responsibility for expanding markets, including the Republic of Ireland, Northern Ireland, Romania, Moldova, Russia and Nigeria. Prior to that role, Mr. Finan worked in several markets across Europe. From 1991 to 1993, he served as managing director of Coca-Cola Bottlers Ulster Ltd., based in Belfast. He was finance director of Coca-Cola Bottlers Ireland, Ltd., based in Dublin from 1984 to 1990. Mr. Finan currently serves on the Board of Directors for CCHBC, Coca-Cola FEMSA, Coca-Cola East Japan, the Coca-Cola Foundation, the supervisory board for CCE AG (Germany), G2G trading, Smurfit Kappa group and The American-Ireland Fund. He is non-executive director for Co-operation Ireland and NUI Galway Foundation. He is a recipient of the Leslie C. Quick Jr. Leadership Award in recognition for his professional and personal commitment to Ireland. He is also a Stars of the South Honoree.

John Hunter

        Mr. John Hunter began his career with the Coca-Cola system in 1967. He held positions of increasing responsibility in Hong Kong, Australia, Japan and Atlanta where he was named president of Coca-Cola International in 1991, a position he held until his retirement in 1996. Mr. Hunter has served on the board of directors of Coca-Cola Amatil, Coca-Cola Bottlers Philippines Inc., Coca-Cola Ltd, Coca-Cola Bottling Company of New York and Coca-Cola Beverages plc. The latter merged with

Hellenic Bottling Company S.A. in 2000. From 1998 to 2000, Mr. Hunter was chairman of Seagram Spirits and Wine Group and from October 2008 through to April 2010 he served as a member of the board of directors of Coca-Cola Enterprises. Mr. Hunter is a member of CCHBC's Nomination Committee and Social Responsibility Committee.

Stefan F. Heidenreich

        Mr. Heidenreich has significant experience in the global, branded, fast-moving consumer goods industry. From 2004-2011 he was the chief executive officer of Hero, the Swiss-based consumer goods company. Since 2012, he has been chief executive officer of Beiersdorf AG, a global cosmetics company based in Hamburg, Germany. Beiersdorf AG owns NIVEA, Eucerin and La Prairie, three of the world's most successful global skin care brands. Mr. Heidenreich is a member of CCHBC's Audit Committee.

Antonio D'Amato

        Mr. D'Amato began his business career in 1979 with Cartoprint in Milan, part of the Seda International Packaging Group SpA (formerly the Finseda Group), a leading European company in the production of food packaging. He was employed in various capacities and he became president of Seda International Packaging Group SpA in 1991. Mr. D'Amato was previously president and a member of the board of directors of Confindustria, the Confederation of Italian Industry. From 1999 to May 2000, he was president of the Industrial Union of Naples. In May 2000, he was elected president of Confindustria. In August 2000, Mr. D'Amato was appointed vice-president of the Union of Industrial and Employers' Confederations of Europe, or UNICE. From 2000 to 2012, Mr. D'Amato was a member of the Italian National Council for Economy and Labor, or CNEL. In July 2001, he became president of the LUISS University in Rome, a leading private Italian university. Mr. D'Amato is a member of CCHBC's Nomination Committee and Remuneration Committee.

Christos Ioannou

        Mr. Christos Ioannou received his BA from Cornell University in 1994 and his MBA from the MIT Sloan School of Management in 1998. Mr. Ioannou's primary involvement is with J&P (Overseas) and J&P-AVAX, where he serves as a chairman on both boards. The J&P Group is involved in construction, concessions and real estate in the Middle East, North Africa and Southeast Europe. Mr. Ioannou is also involved in the hotel business holding directorships in Athinaion SA (Athenaeum Intercontinental) and YES Hotels. Mr. Ioannou serves on several other boards including Food Plus S.A. and Aegean Airlines S.A. and is a member of the Oxford University Chancellor's Court of Benefactors. Mr. Ioannou is a member of CCHBC's Audit Committee.

Sir Michael Llewellyn-Smith, KCVO, CMG

        Sir Michael had a distinguished career in the British diplomatic service including postings to Moscow, Paris and Athens, culminating in positions as British Ambassador to Poland (1991-1996) and then British Ambassador to Greece (1996-1999). He is currently vice-president of the British School at Athens, Honorary Fellow of St. Antony's College, Oxford, visiting Fellow at King's College London and member of the council of the Anglo-Hellenic League. He is also a historian and author of a number of books about Greece. Sir Michael is senior independent director and chairman of CCHBC's Nomination Committee, Remuneration Committee and Social Responsibility Committee.

Nigel Macdonald

        Mr. Nigel Macdonald was formerly a senior partner in Ernst & Young's UK practice, having been a partner for 27 years, during which he served as vice-chairman of the Accounting and Auditing Committees of Ernst & Young's worldwide practice. Mr. Macdonald is a member of the Institute of Chartered Accountants of Scotland, of which he was the president between 1993 and 1994. He is chairman of the Royal Museums Greenwich Foundation; formerly he was the senior trustee of the United Kingdom's National Maritime Museum and chairman of both its remuneration committee and audit committee. Mr. Macdonald was a member of the UK's Cadbury Committee which developed a set of guidelines for effective Corporate Governance in the UK, that has served as a model for several international corporate governance codes. Mr. Macdonald is chairman of CCHBC's Audit Committee.

Susan Kilsby

        Mrs. Susan Kilsby is chairman designate of Shire plc and is a non-executive director of BBA Aviation plc and Green Mountain Coffee Roasters, Inc. Mrs. Kilsby has extensive M&A and finance experience and has had a distinguished global career in investment banking spanning more than 30 years, during which she has held senior positions with The First Boston Corporation, Bankers Trust, Barclays de Zoete Wedd and Credit Suisse. Until 2009, Mrs. Kilsby was chairman of Credit Suisse's M&A Group for EMEA, continuing in a part-time senior advisory capacity through April 2014. Mrs. Kilsby holds a B.A. in Economics from Wellesley College and an M.B.A. from Yale School of Management. Mrs. Kilsby is a member of CCHBC's Nomination Committee and Remuneration Committee.

        Pursuant to Swiss law and the Articles, the Directors of CCHBC are elected for a term of one year and are eligible for re-election by CCHBC's shareholders annually. The current term of the Directors of CCHBC expires at the annual general meeting of CCHBC's shareholders in 2014.

        Pursuant to the Articles, the internal organisation of the Board is determined by the Board itself. It elects from among its members a chairman and a vice-chairman, and it appoints a secretary, who does not need to be a member of the Board. However, in accordance with the Ordinance against Excessive Compensation in Listed Companies, following the annual general meeting of the shareholders of the Company in 2014, the members of the Board, the Chairman and the members of the Remuneration Committee will be annually elected at a general meeting of the shareholders. Subject to applicable law and the Articles, the Board may further regulate and determine its organisation, which it has currently done in the adopted Organisational Regulations, which can be found at http://www.coca-colahellenic.com/investorrelations/corporategovernance/.

 Shareholders' Nominees

        As described in the section entitled "Major Shareholders", since the main listing of CCHBC on the Official List, neither Kar-Tess Holding nor TCCC or their respective affiliates have had any special rights in relation to the appointment or re-election of nominee Directors, and those Directors of CCHBC who were originally nominees of TCCC or Kar-Tess Holding on the Board will be required to stand for re-election on an annual basis in the same way as the other Directors of CCHBC. The Nomination Committee is responsible for identifying and nominating members of the Board, for subsequent nomination by the Board for election to the Board of Directors by the shareholders on an annual basis.

        As the Board now comprises 13 Directors, neither Kar-Tess Holding nor TCCC, acting individually, are in a position to control (positively or negatively) decisions of the Board that are subject to simple majority approval. However, decisions of the Board that are subject to the special quorum provisions and supermajority requirements contained in the Articles (see further the paragraph headed "Corporate Governance—The Board of Directors—How the Board operates" below), in practice, require the support of Directors originally nominated by at least one of either TCCC or Kar-Tess Holding in order to be approved. In addition, based on their current shareholdings, neither Kar-Tess Holding nor TCCC, acting individually, will be in a position to control a decision of the shareholders (positively or negatively), except to block a resolution to wind-up or dissolve CCHBC or to amend the supermajority voting requirements for such resolutions in the Articles, each of which require the approval of 80% of the shareholders, where all shareholders are represented and voting, and other matters requiring supermajority shareholder approval, depending on the attendance levels at general meetings of the shareholders.

Listing rules

        In October 2012, the Financial Services Authority (the predecessor of the FCA) published the Original Consultation, proposing a number of changes to the Listing Rules, including the introduction of additional eligibility requirements and continuing obligations for premium listed issuers with a controlling shareholder.

        On 5 November 2013, the FCA published a new consultation (the "New Consultation"), which contains its feedback statement on the Original Consultation together with near-final rules constituting an updated package of measures that has been revised in certain areas. The FCA is also consulting on further matters.

        In summary, the proposals are intended to provide minority shareholders of issuers that have a "controlling shareholder" (being a person who, on their own or together with any of their associates or concert parties, exercises or controls 30% or more of the votes able to be cast on all or substantially all matters at general meetings) with additional protections against such controlling shareholder exercising disproportionate influence on the business of that issuer by:

  •
  imposing a requirement for such companies to enter into a relationship agreement (containing certain mandatory terms) with any controlling shareholder;

  •
  providing additional voting power for minority shareholders of such companies when electing independent directors (requiring such appointments to be approved by a separate resolution of independent shareholders as well as by shareholders as a whole); and

  •
  enhancing the voting power of minority shareholders in such companies where (in certain circumstances) CCHBC wants to cancel its listing.

        As at the date of this annual report, neither of CCHBC's major shareholders individually controls 30% or more of the voting rights. Further, TCCC and Kar-Tess Holding have informed CCHBC that they do not consider that they are acting in concert and that no agreement or understanding (formal or informal) exists between TCCC and Kar-Tess Holding, in relation to the future governance or control of CCHBC. As such, CCHBC is of the view that its two major shareholders are not acting in concert in relation to CCHBC and, accordingly, CCHBC does not expect the proposed "controlling shareholder" provisions of the New Consultation in their current form to apply to it and its two major shareholders.

Independence

        Mr. Kent Atkinson (who retired from the Board on 19 June 2013), Mr. Antonio D'Amato, Mr. Christos Ioannou, Sir Michael Llewellyn-Smith, Mr. Nigel Macdonald, Mrs. Susan Kilsby and Mr. Stefan F. Heidenreich (who was appointed to the Board on 19 June 2013) are free from any business relationship with any member or the management of Kar-Tess Holding and the TCCC Entities, or any associate thereof, and the Board considers them to be independent in accordance with the criteria set out in the UK Corporate Governance Code, notwithstanding the fact that Mr. Antonio D'Amato and Sir Michael Llewellyn-Smith, and before his retirement, Mr. Kent Atkinson, had been Directors for a period in excess of nine years.

        In relation to Mr. Antonio D'Amato and Sir Michael Llewellyn-Smith, who continue to be Directors, the Board has considered specifically whether the length of service has compromised their independence and concluded that each of the Directors concerned remains independent in character and judgement and that there are no relationships or circumstances which are likely to affect, or could appear to affect, their judgement, and that the independence of character and judgement of each of such Directors concerned is not in any way affected or impaired by their length of service. Moreover, the Board of Directors also conducted a rigorous review of the performance of Mr. Antonio D'Amato and Sir Michael Llewellyn-Smith and considers that they continue to bring invaluable integrity, wisdom and experience to the Board and to contribute positively to Board and committee deliberations. The Board is therefore entirely satisfied as to the performance and continued independence of both Directors and believes that the Group's business will continue to benefit from the experience and knowledge of both Directors.

        The Board considers the other non-executive Directors, Mr. George A. David (Chairman), Mr. Anastasios P. Leventis (Vice-Chairman), Mr. Anastassis G. David, Mr. Haralambos K. Leventis, Mr. Irial Finan and Mr. John Hunter, not to be independent for the purposes of the UK Corporate Governance Code, as they were originally nominees of shareholders of CCHBC, Kar-Tess Holding and TCCC Entities.

Succession planning

        The Board has put in place plans to ensure progressive renewal of the Board and appropriate succession planning.

        Pursuant to the Articles, the Board consists of a minimum of seven and a maximum of 15 members and the Directors are elected annually for a term of one year by CCHBC's shareholders. Accordingly, all Directors are subject to annual re-election by shareholders in accordance with the UK Corporate Governance Code. In case of resignation or death of any member of the Board, the Board may elect a permanent guest, whom the Board will propose for election by the shareholders at the next general meeting.

        During 2013, Mr. Kent Atkinson resigned as a Director with effect from 19 June 2013 and Mr. Stefan F. Heidenreich was appointed to the Board with effect from the same date and will be put up for election by shareholders at CCHBC's annual general meeting in 2014. Mr. Heidenreich has significant experience in the global, branded, fast moving consumer goods industry. He was previously the Chief Executive Officer of Hero, the Swiss-based consumer goods company for 10 years. Mr. Heidenreich is currently the chief executive officer of Beiersdorf AG, a global cosmetics company based in Hamburg, Germany. The Nomination Committee and the Board as a whole consider Mr. Heidenreich to be a valuable addition to the Board.

        In accordance with the Organisational Regulations, the Board proposes for election by the general meeting such persons who have been recommended by the Nomination Committee after consultation with the Chairman. In making such recommendations, the Nomination Committee and the Board must have regard to the criteria to be satisfied by the members of the Board and Board committees, including the overall balance of skills, experience, independence and knowledge of the Board member, as well as diversity considerations such as gender. See the paragraph headed "Corporate Governance—Nomination Committee" below for further information on the role and work of the Nomination Committee. Through this process, the Board is satisfied that the Board and its committees have the appropriate balance of experience, independence and knowledge of CCHBC, as well as the diversity, to enable them to discharge their respective duties and responsibilities effectively.

 How the Board operates

Board meetings and attendance

        The following table shows the membership of the Board committees and includes the Directors' attendance at Board and committee meetings during the period between 1 January 2013 and 31 December 2013 as well as the total number of meetings for the Board and each committee.

		Board		Audit(7)		Human Resources(8)		Remuneration		Nomination		Social Responsibility
Director	Independent	Attended	Total meetings	Attended	Total meetings	Attended	Total meetings	Attended	Total meetings	Attended	Total meetings	Attended	Total meetings
George A. David	No	5	5			1	1					4	4
Dimitris Lois	No	5	5
Anastasios P. Leventis(1)	No	4	5
Haralambos K. Leventis	No	5	5
Anastassis G. David	No	5	5							3	3
Irial Finan	No	5	5
John Hunter	No	5	5			1	1			3	3	4	4
Kent Atkinson(2)	Yes	2	5	3	8
Antonio D'Amato(3)	Yes	5	5					2	3	2	3
Stefan F. Heidenreich(4)	Yes	2	3	4	8
Christos Ioannou	Yes	5	5	8	8
Sir Michael Llewellyn- Smith	Yes	5	5			1	1	3	3	3	3	4	4
Nigel Macdonald(5)	Yes	5	5	8	8
Susan Kilsby(6)	Yes	3	5					3	3	3	3

(1)
Mr. Leventis was unable to attend the Board meeting in June because of long standing prior commitments.

(2)
Mr. Kent Atkinson retired from the Board and as chairman of the Audit Committee on 19 June 2013. He was therefore eligible to attend two of the five meetings of the Board and three of the eight meetings of the Audit Committee.

(3)
Mr. D'Amato was unable to attend the meetings of the Nomination Committee and the Remuneration Committee in December because of long-standing commitments.

(4)
Mr. Stefan F. Heidenreich was appointed to the Board on 19 June 2013 and appointed as a member of the Audit Committee with effect from 21 June 2013. He was unable to attend the Board and the Audit Committee meetings in June 2013 because of long-standing prior commitments. He was eligible to attend three of the five meetings of the Board and five of the eight meetings of the Audit Committee.

(5)
Mr. Nigel Macdonald succeeded Mr. Atkinson as chairman of the Audit Committee with effect from 21 June 2013.

(6)
Mrs. Susan Kilsby was appointed to the Board on 25 April 2013 and was eligible to attend three of the five meetings of the Board and three of the three meetings of each of the Nomination Committee and the Remuneration Committee.

(7)
Includes 4 conference calls.

(8)
Following the completion of the Share Exchange Offer and in order to comply with the UK regulatory requirements, the activities of the Human Resources Committee were allocated to the Nomination Committee and Remuneration Committee.

Operation of the Board

        The Board, acting collectively, has ultimate responsibility for the success of CCHBC and for delivering sustainable shareholder value. The Board sets CCHBC's strategic aims, ensures that the necessary financial and human resources are in place to meet CCHBC's objectives and supervises and controls the management of CCHBC.

        The Board's ultimate responsibility for strategy and financial success includes in particular:

  (a)
  determining the business strategy taking into account the information, proposals and alternatives presented by the CEO and the Operating Committee;

  (b)
  setting the risk profile and the risk capacities of the Group;

  (c)
  setting financial objectives and approving, via the budget and financial planning process, the necessary means to achieve these objectives, including approving a capital allocation framework;

  (d)
  deciding on the Group entering into substantial new business areas or exiting from an existing business area, in each case insofar as not covered by the current approved strategic framework;

  (e)
  deciding on major acquisitions, mergers, disposals or capital expenditure; and

  (f)
  approving all matters and business decisions where such decisions exceed the authority delegated by the Board to the committees, the CEO or the Operating Committee.

        With respect to the ultimate responsibility for finance, the Board has in particular the following duties:

  (a)
  laying down principles for accounting, financial and risk control and approving significant changes to them;

  (b)
  reviewing and approving annually the financial business plan;

  (c)
  reviewing and approving the annual financial statements of CCHBC; and

  (d)
  reviewing and approving the annual report prior to its submission to the general meeting.

        With respect to the organisation of CCHBC, the Board is in particular responsible for:

  (a)
  approving and regularly reviewing the governance principles and the management structures as set out in the Organisational Regulations;

  (b)
  approving the framework of the internal control system;

  (c)
  approving and regularly reviewing internal regulations and directives;

  (d)
  appointing and removing the CEO; and

  (e)
  proposing for election, re-election or removal by the general meeting the external auditors as recommended by the Audit Committee.

        The Board supervises the management in particular with regard to:

  (a)
  the latter's performance in meeting agreed goals and objectives; and

  (b)
  compliance with applicable laws, rules and regulations.

        To the extent a duty is capable of being delegated, the Board may delegate duties or powers wholly or in part to individual members of the Board, to committees of the Board or to third persons in accordance with the Organisational Regulations. According to the Organisational Regulations, the Board delegates the management of the business to the Group's Operating Committee and to the Group's executives, being the CEO, the other members of the Operating Committee, other direct reports of the CEO, and the country general managers. The Operating Committee is led by the CEO and is described in more detail in the paragraph headed "Operating Committee" below. The Board appoints the CEO based on the proposal of the Chairman and the Nomination Committee. The CEO, once appointed, becomes a member of the Board.

        The Board is ultimately responsible for CCHBC's strategy which it determines by taking into account the information, proposals and alternatives presented by the CEO and the Operating Committee. In turn, the Operating Committee under the leadership of the CEO has executive management responsibility for the CCHBC Group and its business. It assumes overall responsibility for the development of the Group's strategies and the implementation of approved strategies.

        The Board and Senior Management are responsible for the formulation of the Group's strategy, developed by the Group's Operating Committee, which recommends three-year strategic and financial plans and detailed annual budgets to the Board. In practice, such plans are informed through discussions with TCCC in relation to its objectives for how its branded products are to develop in particular markets. These discussions shape the level of marketing investment that may be required to meet these goals. TCCC's and the Group's respective objectives for marketing and promotional investments are segregated into consumer-driven (which are TCCC's responsibility) and customer-driven (which are the Group's responsibility). CCHBC is wholly and exclusively responsible for building its annual plans for customer-driven marketing, promotion and investments for each designated market. These plans include, among other things, packaging architecture, customer discounts, promotional plans, raw materials and commodities procurement strategies, production resources and geographic coverage, logistics arrangements and route planning, sales coverage, capital investments and back-office activities. Whilst CCHBC is required to share with TCCC an annual business plan which must be acceptable to TCCC in terms of compliance with the terms of the bottlers' agreements, ultimate responsibility for final approval of the Group's annual business plan developed by the Group's Operating Committee rests with the Board.

        Matters reserved solely for consideration by the Board are set out in more detail in the paragraph headed "Corporate Governance—The Board of Directors—Matters reserved for the Board" below.

        The Organisational Regulations set out the organisation of Board meetings. In accordance with CCHBC's Articles and the Organisational Regulations, a presence quorum of the majority of the Board members, in person, by telephone or similar communications equipment is required, and Board resolutions are adopted by a majority of the votes cast. In the event of a tie, the chairman of the meeting has, in addition to his or her vote, the deciding vote. The quorum requirements do not apply to certain resolutions in connection with the implementation of a capital increase. The following matters require a presence quorum of eight Board members and the approval by the votes of two-thirds of the Board members present or represented at the relevant meeting:

  (a)
  to engage in any business other than the bottling of beverages;

  (b)
  to incur any indebtedness, including in the form of guarantees, or approve capital expenditures in excess of €30,000,000;

  (c)
  to enter into any arrangements providing for payments or other consideration in excess of €30,000,000;

  (d)
  to sell, lease, exchange, transfer or otherwise dispose of all or substantially all of the Group's assets or sell the majority of the value of the Group's assets, if not in the ordinary course of business, unless such sale is in connection with a sale-leaseback transfer;

  (e)
  to appoint or dismiss the CEO;

  (f)
  to approve the Group's annual budget and annual business plan;

  (g)
  to approve any recommendation to the shareholders to change the size of the Board;

  (h)
  to approve any change in the size and composition of the Nomination Committee; and

  (i)
  to amend a section of the Organisational Regulations relating to the above matters.

        The Organisational Regulations further provide that the Board meets as often as the business requires, at least four times per year. Board meetings can be held at CCHBC's place of incorporation or at such other place as the Chairman may determine from time to time. At least 75% of all regular Board meetings are to be held in Switzerland.

        In urgent cases or if the presence quorum has not been reached at a Board meeting, the Board may also pass resolutions in writing (which are referred to as "circular resolutions"). Circular resolutions require that more than two-thirds of all Board members cast a vote or give written notice that they abstain, the applicable majority is reached, and no Board member requests a Board meeting within three business days.

Matters reserved to the Board

        The Board, acting collectively, has the ultimate responsibility for running CCHBC and the supervision and control of its executive management. The Board may take decisions on all matters which are not expressly reserved to the shareholders or to another corporate body by law or by the Articles.

        The following matters are reserved solely for consideration by the Board:

  (a)
  to ultimately direct CCHBC, approve its strategy and issue the necessary regulations and directives, including the Organisational Regulations;

  (b)
  to perform a risk assessment and organise the internal control system;

  (c)
  to organise accounting, financial control and financial planning;

  (d)
  to appoint and remove the persons entrusted with management and representation of CCHBC;

  (e)
  to ultimately supervise the persons entrusted with management, in particular with respect to compliance with the law and the Articles, regulations and directives;

  (f)
  to prepare the business report (including the UK Annual Financial Report and the Annual Report on Form 20-F) as well as the general meeting and to implement the resolutions of the general meeting;

  (g)
  to pass resolutions regarding the subsequent payment of capital with respect to non-fully paid-in shares;

  (h)
  to pass resolutions regarding the increase of the share capital to the extent that such power is vested in the Board (Article 651 paragraph 4 of the Swiss Code of Obligations), resolutions confirming increases in share capital and regarding the amendments to the Articles entailed thereby;

  (i)
  to examine the professional qualifications of the auditors and specially qualified auditors in the cases in which the law requires the use of such auditors;

  (j)
  to notify the court in case of over indebtedness (Überschuldung); and

  (k)
  to perform all further duties conferred to the Board by mandatory law.

        In addition, the Swiss Ordinance against Excessive Compensation in Listed Companies requires the Board to prepare a remuneration report pursuant to Swiss law. Such remuneration report must be published for the first time with respect to the financial year 2014. The remuneration report must be made available for inspection, together with the Swiss business report and audit report, no later than 20 days prior to the ordinary shareholders' meeting at the offices of CCHBC. Any shareholder may request a copy of these reports when available.

Roles of Chairman, CEO, Vice-Chairman, Senior Independent Director, non-executive Directors and Company Secretary

Chairman

        While the current Chairman of the Board was elected by the Board among its members, the Swiss Ordinance against Excessive Compensation in Listed Companies mandates that the Chairman be elected by the general meeting of shareholders as of 2014. The Chairman leads the Board; he calls

Board meetings and sets its agenda. The Chairman aims to ensure, with the CEO and the Company Secretary, that the Board is kept properly informed, is consulted on all matters important to it, receives accurate, timely and clear information and has adequate time to discuss all items. The Chairman also aims to ensure the effectiveness of the Board, with the right balance between the time the Board allocates to strategic and supervisory functions.

        There is a clear separation of the roles of the Chairman and the CEO.

        The Chairman coordinates, together with the committee chairmen, the work of all Board committees. He may attend the meetings of all committees subject to, and as provided in, the Organisational Regulations (a copy of which is available on CCHBC's website under "corporate governance" at: http://www.coca-colahellenic.com/investorrelations/corporategovernance/).

        The Chairman presides over the general meetings and answers questions from shareholders. The Chairman, together with the CEO, is responsible for ensuring effective communication with shareholders and with stakeholders including government officials, regulators and public organisations. The Chairman is the primary representative of the Board and, together with the CEO, of the Group.

        The Chairman establishes and keeps a close working relationship with the CEO, providing advice and support. The Chairman also facilitates a constructive relationship between the Board, the CEO and the other Operating Committee members.

CEO

        The CEO is appointed by the Board upon proposal of the Chairman and the Nomination Committee for an indeterminate term of office. The CEO is a member of the Board. Unless provided otherwise, the CEO's term as CEO terminates upon termination of his membership to the Board.

        The CEO is the highest executive officer of the Group and has responsibility and accountability for the management and performance of the Group. The Operating Committee acts under his leadership and has executive management responsibility for the Group and its business and all management matters not reserved to another person or body to the extent not further delegated to other officers. The roles and responsibilities of the Operating Committee are set out in more detail in the paragraph headed "Corporate Governance—Operating Committee—Operating Committee Functions" below.

        The CEO sets the business and corporate agenda, ensures high quality and timely decision-making and controls the implementation of decisions taken. He ensures alignment of the individual Operating Committee members to the business and corporate agenda. He supports and advises leaders of all organisational units and fosters an integrated entrepreneurial leadership spirit across the Group. The CEO assumes a leading role in preparing the Board's consideration of the Group's strategy. He is, together with the Nomination Committee, responsible for planning succession at the Operating Committee level, with a view to maintaining the Group's reputation. He represents the Group when contacting important investors, customers and other stakeholders, as well as the general public.

        The CEO has an all-encompassing right to information about and examination of all matters handled in the business. He has the power to overrule any decision taken by any management body, including any decision by the Operating Committee.

        The CEO ensures that the Chairman and the Board are kept informed in a timely manner with information in a form and of a quality appropriate to enable the Board to discharge its duties. The CEO regularly reports to the Board at Board meetings (or outside of Board meetings) in a manner agreed with the Chairman on current business developments and on important business issues, including on all matters falling within the duties and responsibilities of the Board. Such reports cover:

          (a)   current business developments, including:

              (i)  key performance indicators on the core business of the Group;

             (ii)  existing and emerging risks; and

            (iii)  updates on developments in important markets and of peers;

          (b)   quarterly reports on profit and loss, cash flow and balance sheet developments, investments, personnel and other pertinent data of the Group;

          (c)   changes in corporate bodies; and

          (d)   information on all issues which may affect the supervisory or control function of the Board, including the Group's internal control system.

Vice-Chairman

        The Board elects one Vice-Chairman, currently Mr. Anastasios P. Leventis. If the Chairman is prevented from performing his duties, they will be performed by the Vice-Chairman. In such case, the Vice-Chairman has all the rights and responsibilities otherwise pertaining to the Chairman.

Senior Independent Director

        The Board elects an independent non-executive Director as the Senior Independent Director. This role was performed by Mr. Kent Atkinson until his retirement from the Board on 19 June 2013. With effect from 21 June 2013, Sir Michael Llewellyn-Smith, was appointed as the Senior Independent Director.

        The Senior Independent Director may organise and lead meetings among the independent Directors, if deemed necessary. As a matter of practice, the Senior Independent Director meets with the other independent non-executive Directors when each Board meeting is held to discuss issues together, without the CEO or other non-executive Directors present. As part of those meetings they have discussed the Chairman's performance.

        The Senior Independent Director is also available to communicate with those shareholders who wish to conduct discussions with a non-executive Board member. To date, discussions with shareholders have taken place principally between the CEO, the CFO and the investor relations team, who report back to the Board as a whole.

Non-executive Directors

        In accordance with the UK Corporate Governance Code, the main responsibilities of the non-executive Directors include:

  •
  scrutinising the performance of management in meeting agreed goals and objectives and monitoring the reporting of performance;

  •
  challenging constructively and helping develop proposals on strategy;

  •
  ensuring the integrity of financial information and that financial controls and systems of risk management are robust and defensible;

  •
  determining the appropriate levels of remuneration of executive directors and having prime role in succession planning;

  •
  evaluating the performance of the Chairman; and

  •
  attending meetings with major shareholders to understand their views about CCHBC.

        The appointment of the non-executive Directors shall be for the period from the date of election until the next annual general meeting. Upon appointment, non-executive Directors confirm they are able to allocate sufficient time to meet the expectations of the role. If the shareholders do not confirm the appointment of a non-executive Director or re-elect the non-executive Director in accordance with the Articles and applicable law, or if the non-executive Director is dismissed by a shareholders' vote, the appointment shall terminate automatically and with immediate effect and without compensation. The terms and conditions of appointment are open for inspection by the public at the registered office of CCHBC.

Company Secretary

        The Board elects a Company Secretary, currently Mr. Jan Gustavsson, who does not need to be a Board member and who acts as a secretary to the Board. The Company Secretary prepares the agenda for each Board meeting, keeps the Board minutes and assists the Board, the Chairman and the Vice-Chairman to co-ordinate and fulfill their duties and assignments. The Company Secretary also manages the provision of timely, accurate and considered information to the Board; recommends to the Chairman and the CEO, for Board consideration where appropriate, corporate governance policies and practices and is responsible for communicating and implementing them across the Group.

Outside appointments

        The Board considers external appointments held by other Board members on a case-by-case basis. If a Board member wishes to take up an external appointment he or she must ask the Chairman's permission to do so (and the Chairman must consult the chairman of the Nomination Committee). The Board does not prescribe a fixed number of appointments that Directors may take up, but will assess whether the appointment in question could negatively impact on CCHBC or the performance of the Directors' duties to CCHBC, for example whether it involves a competitor and/or the expected time commitment involved, to ensure that the effectiveness of the Board is not compromised.

        However, as of the ordinary general meeting of shareholders in 2015 at the latest, the Swiss Ordinance against Executive Compensation in Listed Companies requires that the Articles contain provisions concerning the number of permitted external appointments of the members of the Board and the executive management. The Board intends to recommend an amendment to the Articles at the annual general meeting in 2014, setting forth the maximum number of external appointments that members of the Board and executive management may hold.

        Details of the external appointments of the non-executive Directors are contained in their respective biographies set out in the section entitled "Corporate Governance—The Board of Directors—Composition".

        The Chairman is also chairman of the board of directors of Eurobank Ergasias S.A. and holds a position on the board of Petros Petropoulos S.A., Kar-Tess Holding, Boval S.A., Torval Investment Corp., and Leventis Holding S.A. and serves as vice-president of Fillmore AKTEXE. He is a trustee of the A.G. Leventis Foundation, chairman of the Centre for Asia Minor Studies and a member of the board of the Hellenic Institute of Defense and Foreign Policy.

        The CEO does not currently hold any external appointments.

        Having considered the scope of the external appointments of the Directors referred to above, the Board is satisfied that they do not compromise the overall effectiveness of the Board.

 Conflicts of interest

        In accordance with the Organisational Regulations, Directors are required to arrange their personal and business affairs so as to avoid a conflict of interest with the Group.

        Each Director must disclose to the Chairman the nature and extent of any conflict of interest arising generally or in relation to any matter to be discussed at a Board meeting, as soon as the Director becomes aware of its existence (and the Chairman must disclose any conflicts to the Senior Independent Director). In the event that the Chairman becomes aware of a Director's conflict of interest, the Chairman is required to promptly contact the respective Director and discuss with him or her the nature and extent of such a conflict of interest.

        Subject to exceptional circumstances in which the best interest of CCHBC dictates otherwise, the Director under a conflict of interest is not permitted to participate in discussions and decision-making involving the interest at stake.

Information and training

        The practices and procedures adopted by the Board ensure that the Directors are supplied on a timely basis with comprehensive information on the business development and financial position of CCHBC, the form and content of which is expected to be in a form and of a quality to enable the Directors to discharge their duties and carry out their responsibilities. All Directors have access to the Group's general counsel (the "General Counsel"), as well as independent professional advice at the expense of CCHBC. All Directors have full access to the CEO, the Senior Management, as well as the external auditors and the Group's internal audit team.

        CCHBC has in place an induction programme for new Directors, which was followed in this past year in respect of Mr. Stefan Heidenreich and Mrs. Susan Kilsby. Both met with Operating Committee members and other senior executives individually and received orientation training from the relevant senior executive in relation to the Group and its business. The induction programme also includes meetings with representatives of CCHBC's sales force and customers and visits to the Group's production plants.

        All Directors are provided with the opportunity to attend regular training to ensure that they are kept up to date on relevant legal, accounting and corporate governance developments. CCHBC organises an annual commercial orientation for its Directors who also individually attend seminars, forums, conferences and working groups on relevant topics. The Nomination Committee reviews CCHBC's Director training programme periodically throughout the year.

Board, committee and Director performance evaluation

        At least annually, on the basis of an assessment conducted by the Nomination Committee, the Board will review its own performance, as well as the performance of each of the Board committees. Such review seeks to determine whether the Board and its committees function effectively and efficiently. During the year, the Chairman will meet with each of the Directors to receive feedback on how each Director perceives the Board and its committees to be functioning; the boardroom dynamics; and CCHBC's strategy. Particular focus will be given to areas where a Director believes the performance of the Board and its committees could be improved. A report will be prepared for the Board on its effectiveness and that of its committees. Each Director's evaluation (other than that of the Chairman) will be conducted by the Chairman based on feedback from the other Directors and the Chairman's own analysis. The Senior Independent Director will lead the performance evaluation of the Chairman.

        As CCHBC was listed on the Official List in April 2013 and the Board's composition was carefully considered in the context of the listing, the Board did not carry out a separate performance evaluation during the accounting period and instead plans to do so in the first half of 2014. In addition, the Board intends to arrange for its performance evaluation to be externally facilitated at least once every three years.

Operating Committee

        The Group's Operating Committee is comprised of the following members of Senior Management and is chaired by the CEO:

Name	Age	Title
Dimitris Lois	52	CEO
Michalis Imellos	45	CFO
John Brady	56	Group Chief Customer and Commercial Officer
Alain Brouhard	51	Water and Juice Business Director
Richard Smyth	55	Region Director: Austria, Czech Republic, Hungary, Republic of Ireland and Northern Ireland, Slovakia, Slovenia and Switzerland
Keith Sanders	52	Region Director: Armenia, Belarus, Estonia, Latvia, Lithuania, Poland, Russian Federation and Ukraine
Zoran Bogdanovic	42	Region Director: Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus, FYROM, Greece, Moldova, Nigeria, Romania, and Serbia (including the Republic of Kosovo) and Montenegro
Kleon Giavasoglou	61	Group Supply Chain Services Director
Jan Gustavsson	47	General Counsel, Company Secretary and Director of Strategic Development
June Hirst	52	Group Human Resources Director

Dimitris Lois—CEO

        For Mr. Dimitris Lois' biography, please see the section entitled "Corporate Governance—The Board of Directors—Composition" above.

Michalis Imellos—CFO

        Mr. Michalis Imellos joined CCHBC in July 2008 as regional finance director, responsible for Nigeria, Romania, Moldova, Bulgaria, Greece, Cyprus, and subsequently Serbia and Montenegro. In July 2011 he assumed the position of general manager, Romania & Moldova. In April 2012, Mr. Imellos was appointed CFO of Cola Hellenic Bottling Company S.A. and on completion of the Share Exchange Offer in April 2013, of CCHBC. Prior to Coca-Cola Hellenic Bottling Company S.A., Mr. Imellos worked for Xerox for 11 years, where he held several senior finance positions in its UK-based European headquarters, such as mergers and acquisitions director, office division finance director and office division field controller. Prior to these, he managed the financial, tax and legal aspects of Xerox's sponsorship of the Athens 2004 Olympic Games, as well as the finance function of the company's operations in Greece, having started his career in audit with Ernst & Young. Mr. Imellos is a UK-qualified Fellow of the Institute of Chartered Accountants in England and Wales. He also holds a Bachelor of Science in Physics and Computing from the University of Athens.

John Brady—Group Chief Customer and Commercial Officer

        Mr. John Brady joined the Coca-Cola bottling system in 1982. He held various positions with Coca-Cola USA until 1992, when he became general manager and operations director for Coca-Cola

Indonesia. From 1994 to 1998 Mr. Brady worked as region manager for TCCC and Coca-Cola Amatil in Indonesia. In 1998, Mr. Brady became regional director for Coca-Cola Beverages plc, where he was responsible for the Czech Republic, Hungary, Poland and Slovakia. In 2001, Mr. Brady became responsible for Austria, Italy, Switzerland and Nigeria as a regional director of the CCHBC Group. From 2003 to 2004 he worked as regional vice-president for the Northeast Region for Coca-Cola North America and in March 2004, he was appointed president and chief executive officer for Coca-Cola Bottlers' Sales and Services Company. In January 2006, Mr. Brady returned to the CCHBC Group as region director and was responsible for the operations in Bosnia and Herzegovina, Croatia, Cyprus, Czech Republic, Slovakia, Greece, Hungary, Republic of Ireland and Northern Ireland. In June 2013, he was assigned the role of Group Chief Customer and Commercial Officer of CCHBC. Mr. Brady holds a Bachelor of Science Degree from the University of North Carolina.

Alain Brouhard—Water and Juice Business Director

        Mr. Alain Brouhard joined the CCHBC Group as Region Director in June 2010, responsible for the Group's operations in Nigeria, Romania, Moldova, Bulgaria, Serbia (including the Republic of Kosovo)/Montenegro and Nigeria. Before joining the CCHBC Group, he held the position of managing director, Italy and Southeast Europe for Adidas since 2007, covering 11 countries, managing both the Adidas and Reebok brands. He began his career with Adidas in 2002, serving as vice-president, commercial operations EMEA based in Germany, and in 2005 he took on the role of managing director, Iberia, based in Spain and responsible for Spain and Portugal. Before that, he spent sixteen years with Procter & Gamble in four different countries and in a variety of commercial and management roles leading up to global customer team leader—Global & Western Europe in 2000, where he managed the global account management of Delhaize and the European management of New Channels including discounters (such as Aldi, Lidl and Dia) and Convenience Retailing (such as Petroleum). Mr. Brouhard holds a Master's Degree in Business Administration from Audencia Business School in France and from Ohio State University in the United States.

Richard Smyth—Region Director

        Dr. Richard Smyth joined the CCHBC Group in February 2003 after working for Bristol-Myers Squibb in Bangkok, where he was vice-president South East Asia, responsible for the company's nutritional drinks business. As vice-president, he was responsible for operations in the Philippines, Malaysia, Singapore, Thailand, Indonesia, Vietnam and Australia. Prior to this, he was the general manager for Bristol-Myers Squibb in the Philippines. Dr. Smyth spent 13 years working with Nestlé, where his roles included general manager of a joint venture with Danone in Slovakia, chief operating officer of its Filipino confectionery division and senior marketing positions in Hungary and the Czech Republic. While based in Switzerland, he was responsible for Nestlé's world-wide duty-free business. Since he joined the CCHBC Group, he has covered 12 countries as region director and since 2013, he is responsible for the CCHBC Group's operations in Ireland, Austria, Slovenia, Switzerland, the Czech Republic, Slovakia and Hungary. Dr. Smyth holds a PhD in Organic Chemistry from the University of Kent.

Keith Sanders—Region Director

        Mr. Keith Sanders joined the CCHBC Group as the country general manager for Russia in May 2004. In August 2009, he was appointed regional director, responsible for the Russian Federation, Poland, Ukraine, Belarus, and Armenia. In 2013, Mr. Sanders also assumed responsibility for CCHBC's operations in Estonia, Latvia and Lithuania. Prior to joining the CCHBC Group, he spent 11 years within the Coca-Cola system. He started his career with TCCC in a regional marketing role within the Gulf Region. In 1993 he was appointed HR & training manager for the Gulf Region. In 1994, he assumed his first bottling general manager role in Bahrain, and then moved through a series of larger-

country general management roles until 2001, when he was appointed director for bottling operations in the Eurasia & Middle East Division with responsibility for Saudi Arabia, Pakistan, UAE, Oman, Bahrain and Qatar. Prior to joining the Coca-Cola system, Mr. Sanders spent six years with Procter & Gamble in the United States in a variety of sales and marketing roles. Mr. Sanders holds a Bachelor of Science degree from The University of Kansas and a Master's Degree in Business Administration from TCU.

Zoran Bogdanovic—Region Director

        Mr. Zoran Bogdanovic started his career in the finance team of Coca-Cola HBC Croatia in November 1996. In September 1998 he became CFO and in March 2004 he became general sales manager of the Croatian operations. In October 2004, he was appointed country general manager of Coca-Cola HBC Croatia. In July 2008, he assumed his first international role as country general manager for Coca-Cola HBC Switzerland. In July 2011, he took over responsibility as country general manager for Coca-Cola HBC Greece. In June 2013, he was appointed Region Director of CCHBC, responsible for the Group's operations in Romania, Moldova, Serbia (including the Republic of Kosovo), Montenegro, Bosnia, Croatia, FYROM, Bulgaria, Greece, Cyprus and Nigeria. Prior to joining the CCHBC Group, Mr. Bogdanovic worked as an auditor in Arthur Andersen Company. Mr. Bogdanovic holds a Bachelors Degree in Economics from the University of Zagreb (Faculty of Economics and Business).

Kleon Giavasoglou—Group Supply Chain Services Director

        Prior to joining the Coca-Cola system, Dr. Kleon Giavasoglou worked as an assistant professor at the University of Patras and a consultant for engineering projects. He was also associated with Hellenic Bottling Company S.A. as a consultant engineer, supervising the construction of the Patras plant from 1979 to 1980. He commenced his career with Hellenic Bottling Company S.A. in 1983. He held several positions of increasing responsibility in the maintenance and technical operations departments until 1993, when he was appointed general manager of the CCHBC Group's operations in Northern Greece. In 1995, he was appointed technical operations manager of the CCHBC Group's Greek operations and in 1998 technical director. In 2000, he became regional technical and engineering director of the CCHBC Group and in February 2004 he became supply chain services director. Dr. Giavasoglou holds a PhD in Electrical Engineering as well as a Masters' Degrees in Civil Engineering and Construction from the University of Patras.

Jan Gustavsson—General Counsel, Company Secretary and Director of Strategic Development

        Mr. Jan Gustavsson began his career with the Coca-Cola system in 1995. From 1995 to 1997, he served as assistant division counsel in the Nordic & Northern Eurasia Division of TCCC. Mr. Gustavsson worked with the law firm of White & Case LLP from 1997 to 1999 and previously from 1993 to 1995. In 1999, Mr. Gustavsson joined Coca-Cola Beverages plc as deputy general counsel and was appointed General Counsel and Company Secretary of the CCHBC Group in August 2001. In May 2009, he also assumed the responsibilities of Director of Strategic Development. Mr. Gustavsson holds an LL.B. from University of Uppsala in Sweden and an LL.M. from Harvard Law School.

June Hirst—Human Resources Director

        Mrs. June Hirst joined CCHBC on 2 September 2013. Mrs. Hirst brings over 25 years of human resources experience in a variety of industries including financial services, FMCG, manufacturing and retail sectors. For the past ten years, Mrs. Hirst has worked for the General Electric Company where she was managing director, human resources based in Switzerland for GE Capital EMEA. Mrs. Hirst joined GE in January 2004, where her positions included human resources director for GE Capital Bank in Switzerland, regional human resources leader for Banking and Consumer Finance in Germany,

Austria and Switzerland and organisation development and talent management leader for the EMEA for 26 countries based in London. Mrs. Hirst then held the position of regional human resources director, Central and Eastern Europe for GE Global Banking. In this role, Mrs. Hirst was responsible for more than 20,000 people in a region spanning ten countries and was based in Paris. Prior to joining GE, Mrs. Hirst was the EMEA human resources leader for the Citigroup Private Banking and Investment Group based in Geneva until the end of 2003. Before her Citigroup career, Mrs. Hirst was the corporate human resources and leadership development director for Guinness plc based in London and she held other human resources positions prior to this with United Biscuits and ASDA. Mrs. Hirst has an Honors Degree in Economics (Nottingham, England) and is a member of the Chartered Institute of People Development.

        Mr. Lois, Mr. Imellos, Mr. Sanders, Mr. Bogdanovic, Mr. Gustavsson and Mrs. Hirst are employed by CCHBC. All other members of the Operating Committee of the CCHBC Group are employed by various subsidiaries of CCHBC although their responsibilities cover the entire group.

Operating Committee Functions

        The Operating Committee seeks to ensure effective coordination and decision-making through the business. The Operating Committee meets twelve times each year and is responsible for:

  •
  taking, under the leadership of the CEO, executive management responsibility for the Group and its business and all matters not reserved or delegated to another person, body or officer;

  •
  developing group strategy and implementation of strategies approved by the Board;

  •
  agreeing action plans to support each of the Group's Territories;

  •
  setting annual targets and agreeing annual business plans which include a comprehensive programme of goals and strategies agreed between the country general managers and the regional directors. These annual business plans form the basis of CCHBC's performance progress; and

  •
  working with the country general managers to review and adjust, where necessary, the cooperation framework ensuring consistent behaviour throughout the different Territories in which the Group operates.

        A majority of members of the Operating Committee is required to be present at an Operating Committee meeting either in person or by telephone or similar communications equipment for the Operating Committee to be quorate. The resolutions of the Operating Committee are taken by the majority of the Operating Committee members present. In case of a tie, the CEO has, in addition to his normal vote, a second casting vote. The CEO also has the power to overrule any Operating Committee resolution.

Board committees

Audit Committee

Role and responsibilities

        Since the formation of the CCHBC Group, the Board has recognised the significance of effective financial controls, risk management and compliance systems. CCHBC's Audit Committee plays an important role in assisting the Board with ensuring the integrity and appropriateness of internal controls and governance practices. The Audit Committee operates under Annex C of the Organisational Regulations (a copy of which is available on the Company's website under "corporate governance" at http://www.coca-colahellenic.com/investorrelations/corporategovernance/), which sets out a wide range of responsibilities and powers, including assisting the Board in ensuring that the UK Annual

Financial Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the CCHBC Group's performance.

        The Audit Committee oversees the CCHBC Group's internal financial controls, including compliance with the Sarbanes-Oxley Act, Section 404, regarding internal control over financial reporting, as well as its anti-fraud and financial risk management systems. The Audit Committee also monitors the effectiveness of the internal audit department and the external auditors as well as the CCHBC Group's broader enterprise risk management and legal and ethical compliance programmes. The full text of CCHBC's Audit Committee Charter can be found under "corporate governance" on CCHBC's website at: http://www.coca-colahellenic.com/investorrelations/corporategovernance/.

 Composition

        Three independent non-executive Directors, Mr. Nigel Macdonald (chairman), Mr. Stefan Heidenreich and Mr. Christos Ioannou together form the Audit Committee. Its chairman and members are appointed by the Board. Mr. Nigel Macdonald was appointed as chairman of the Audit Committee on 21 June 2013, replacing Mr. Kent Atkinson following his retirement from the Board. At the same time, Mr. Stefan Heidenreich was appointed as a member of the Board and the Audit Committee.

        The Board considers that Mr. Nigel Macdonald possesses recent and relevant financial experience as outlined in the UK Corporate Governance Code and is regarded as the Audit Committee financial expert as such term is defined for purposes of section 407 of the Sarbanes-Oxley Act and the rules promulgated thereunder. The Board also considers that Mr. Nigel Macdonald, Mr. Stefan Heidenreich and Mr. Christos Ioannou meet the independence criteria of Rule 10A-3 under the US Securities Exchange Act of 1934.

        The CFO, as well as the General Counsel, external auditors, the Director of Internal Audit, Director of Treasury and Corporate Controller normally attend all meetings of the Audit Committee. Others may be invited to attend meetings where appropriate. The Director of Internal Audit, and separately the external auditors, meet regularly with the Audit Committee without the presence of management, to discuss the adequacy of internal control over financial reporting and any other matters deemed relevant for the attention of the Audit Committee.

Work and activities

        The Audit Committee met eight times during 2013 and discharged the responsibilities defined under Annex C of the Organisational Regulations. The work of the Audit Committee during the accounting year included consideration of:

  •
  the annual financial statements and the annual report for the year ended 31 December 2012 before their submission to the Board for approval, including consideration of the Group on a going concern basis, internal financial control reporting under Section 404 of the Sarbanes-Oxley Act and compliance with Group policies;

  •
  the interim financial statements and interim results announcement for the six-month period ending 28 June 2013, before their submission to the Board for approval;

  •
  the interim financial statements and interim results announcements for the three month period ended 29 March 2013 and the nine month period ended 27 September 2013;

  •
  areas of significance in the preparation of the financial statements, including:

  •
  Critical accounting judgements and estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the consolidated financial statements. A list of these critical accounting judgements and estimates is described in note 1 of the consolidated financial statements;

    •
    Contingencies, legal proceedings, competition law and regulatory procedures, including cases involving the national competition authorities of Greece, Romania and Serbia and litigation matters in Nigeria, Russia, Italy and Greece, and their impact on the consolidated financial statements and the accompanying notes;

    •
    The impairment testing of goodwill and indefinite-lived intangible assets with a particular emphasis on the key assumptions used in the value-in-use calculation and the sensitivity analysis performed for the material operations with reduced financial headroom. These assumptions and a discussion on how they are established as well as the sensitivity analysis are described in note 4 of the consolidated financial statements; and

    •
    New accounting pronouncements, that are relevant to CCHBC Group's operations and are effective for the period beginning on 1 January 2013, and their impact on the consolidated financial statements and the accompanying notes;

  •
  reports from the external auditors on the annual and interim financial statements, the approval of the external audit plan and pre-approval of audit fees for 2013;

  •
  the internal control environment, principal risks and risk management systems and CCHBC's statement on the effectiveness of its internal controls prior to endorsement by the Board;

  •
  the review and approval of the internal audit plan, quarterly reports on the results of internal audit work and a quality assessment of the internal audit function;

  •
  whistle-blowing processes and material whistle-blowing reports;

  •
  the Share Exchange Offer, including the CCHBC Group's financing facilities and discussions with the reporting accountants concerning their reports on the financial statements, working capital and financial reporting procedures;

  •
  reporting and corporate governance requirements following CCHBC's listing on the Official List, including compliance with the UK Listing Rules, the Disclosure and Transparency Rules and the UK Corporate Governance Code;

  •
  ethics and compliance programmes, including policies on anti-corruption and anti-bribery, competition law compliance and personal data protection;

  •
  matters arising under CCHBC's Code of Business Conduct and the actions taken to address any identified issues;

  •
  the CCHBC Group's implementation of SAP software applications with particular emphasis on the completion of the CCHBC Group's roll-out plan in the Russian Federation and Nigeria;

  •
  revisions to and compliance with treasury policies, including risk limits, hedging programmes and counter-party limits;

  •
  the sovereign debt crisis and its implications on the CCHBC Group's operations, in particular in Greece, Italy and Cyprus; and

  •
  regular reports on quality assurance, health and safety, environmental protection, asset protection, security and enterprise risk management.

        The Audit Committee is responsible for:

  •
  providing advice to the Board on whether the annual report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for the shareholders;

  •
  monitoring the quality, fairness and integrity of the financial statements of CCHBC, reviewing significant financial reporting issues and judgements contained in them;

  •
  reviewing and seeking the input of the external auditors and the internal audit department with respect to CCHBC's internal financial control and anti-fraud systems and CCHBC's risk management systems (including computerised information system controls and security);

  •
  reviewing and evaluating CCHBC's major areas of financial risk and the steps taken to monitor and control such financial risk as well as CCHBC's guidelines and policies governing the risk assessment;

  •
  monitoring and reviewing the external auditors' independence, quality, adequacy and effectiveness, taking into consideration the requirements of all applicable laws in Switzerland, the UK and the US, the listing requirements of the exchanges on which CCHBC is listed and the applicable professional standards;

  •
  recommending to the Board, the submission to the shareholders for their approval, the election, re-election or removal of the external auditors (taking into account the UK Corporate Governance Code requirement that the audit contract with the external auditors should be put out to tender at least every ten years);

  •
  overseeing the work of the internal audit department, recommending to the Board the appointment or termination of appointment of the head of the internal audit department, monitoring and reviewing the internal audit work programme for each year and the effectiveness of CCHBC's internal audit department;

  •
  establishing procedures relating to treatment of complaints received by CCHBC regarding its accounting, internal accounting controls, auditing matters or matters involving fraudulent behaviour, monitoring and reviewing any complaints received and the manner in which those complaints have been resolved;

  •
  approving the remuneration and terms of engagement of the external auditors;

  •
  establishing hiring policies for employees or former employees of the external auditors;

  •
  discussing with management the timing and process for implementing the rotation of the audit partners;

  •
  reviewing and evaluating the qualifications, performance and independence of the audit partners;

  •
  ensuring, at the start of each annual audit cycle, that appropriate plans are in place for the audit;

  •
  discussing with management, the Disclosure Committee, the external auditors and the internal audit department any significant matters arising from the audit;

  •
  reviewing, evaluating and discussing with the external auditors any audit problems or issues and management's response thereto, including any restrictions on the scope of the external auditor's activities or on access to requested information, and any disagreements with management. The scope of such review shall include any accounting adjustments that were noted or proposed by the external auditors but were "omitted" (as immaterial or otherwise) as well as any communications between the external audit team and the external audit firm's national office respecting auditing (to the extent made available to CCHBC) or accounting issues presented by the engagement and any "management" or "internal control" letter issued, or proposed to be issued, by the external audit firm to CCHBC;

  •
  assessing at the end of each annual audit cycle the effectiveness of the audit process;

  •
  developing and implementing pre-approval policies and procedures on the engagement of the external auditors to supply permitted non-audit services (including tax services);

  •
  evaluating, reviewing and approving CCHBC's annual audited financial statements and quarterly financial statements;

  •
  evaluating, reviewing and approving CCHBC's earnings press releases, financial information disclosure and earnings guidance provided to analysts and rating agencies, including the narrative parts of CCHBC's financial reports;

  •
  appointing the members of the Disclosure Committee, overseeing the work of the Disclosure Committee, enacting and amending its charter, if needed, and reviewing the preparation of CCHBC's interim reports, earnings releases and annual reports as provided in the disclosure controls and procedures (as issued by the Audit Committee from time to time), as well as participating in the periodic evaluation of such disclosure controls and procedures;

  •
  considering the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of CCHBC;

  •
  considering any other reports or communications (and management's and/or the internal audit department's responses thereto) submitted by the external auditors;

  •
  administering and, in conjunction with the Board, enforcing CCHBC's code of business conduct and code of ethics for senior officers and directors;

  •
  reviewing, evaluating and recommending changes to CCHBC's code of business conduct within the scope of its authority;

  •
  reviewing, evaluating and recommending changes to CCHBC's treasury policy and chart of authority which provide the control framework for all treasury and treasury related transactions;

  •
  monitoring, in conjunction with the General Counsel and the internal audit department, CCHBC's compliance with legal and regulatory requirements; and

  •
  considering prior to the filing of CCHBC's Annual Financial Report and its Form 20-F Annual Report with the SEC the external auditors' report referring to, among other things, all critical accounting policies and practices to be used, all material alternative treatments of financial information within IFRS that have been discussed with CCHBC's management, including ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the external auditors and other material written communications between the external auditors and CCHBC's management, such as any management representation letter or summary of unadjusted differences, any report on observations and recommendations on internal controls, the "engagement letter" and the "independence letter".

External auditors

        In relation to the Share Exchange Offer, CCHBC entered into new arrangements with its external auditors for the provision of audit services.

        Following the Share Exchange Offer, PricewaterhouseCoopers AG, Birchstrasse 160, CH-8050 Zurich, Switzerland ("PwC AG") has been elected by the shareholders as the Group's statutory auditor for the CCHBC Group's consolidated financial statements and the statutory financial statements of CCHBC.

        The Board of Directors has retained PricewaterhouseCoopers S.A., 268 Kifissias Avenue—15232 Halandri-Greece ("PwC S.A."), an affiliate of PwC AG, to act as the Group's independent registered public accounting firm for purposes of reporting under the UK rules and United States securities law reporting for the year ended 31 December 2013. "PwC" refers to PwC AG or PwC S.A., as applicable, in this annual report.

        During the accounting period, the members of the Audit Committee met separately with PwC on a regular basis and the Audit Committee took an active role in reviewing the scope of the audit, the independence, objectivity and effectiveness of the PwC and the negotiations relating to audit fees. The Audit Committee also met with the management team which leads the discussion with the PwC, including the Director of Internal Audit, without the PwC present, to discuss the performance of PwC. Following this review process, the Audit Committee has recommended to the Board that a proposal to reappoint PwC be put to shareholders at the next annual general meeting.

        PwC has acted as the Group's sole external auditors since 2003. The next rotation of the audit partner is in 2016.

        The Audit Committee intends to consider whether to put the external auditor contract out to tender in accordance with the UK Corporate Governance Code.

        There are no contractual obligations restricting CCHBC's choice of external auditor.

The provision of non-audit services by the external auditors

        The Audit Committee considers the independence, both in fact and appearance, of the external auditors as critical and has long had an auditor independence policy providing clear definitions of the services that the external auditors may and may not provide. The policy also requires the Audit Committee's pre-approval of all audit and permissible non-audit services provided by the external auditors. Such services include audit, work directly related to audit, and certain tax and other services as further explained below. In practice, the Audit Committee applies the policy restrictively and approval for work other than audit and audit related services is rarely granted.

        Under the policy, pre-approval may be provided for work associated with registration statements under the Securities Act of 1933 (for example, comfort letters or consents); statutory or other financial audit work under IFRS or according to local statutory requirements; attestation services not required by statute or regulation; accounting and financial reporting consultation and research work necessary to comply with generally accepted accounting and auditing standards; internal control reviews and assistance with internal control reporting requirements; review of information systems security and controls; tax compliance and related tax services, excluding any tax service prohibited by regulatory or other oversight authorities; expatriates and other individual tax services; and assistance and consultation on questions raised by regulatory agencies. For each proposed service, the external auditor is required to provide detailed back-up documentation at the time of approval to permit the Audit Committee to make a determination whether the provision of such services would impair the external auditor's independence.

        PwC has complied with such policy for the financial year ended on 31 December 2013 and there have been no changes to the policy during the year.

Audit Fees and All Other Fees

Audit fees

        Fees for audit services paid to PwC and affiliates totalled approximately €5.4 million for the year ended 31 December 2013, including fees associated with the annual integrated audit and reviews of the CCHBC Group's quarterly reports, prepared in accordance with IFRS, and local statutory audits, compared to approximately €9.1 million for the year ended 31 December 2012.

Audit related fees

        Fees for audit related services paid to PwC and affiliates for the year ended 31 December 2013 were €0.4 million compared to €0.5 million for the year ended 31 December 2012.

Tax fees

        No fees were paid in 2013 and 2012 to PwC and affiliates for tax services, including tax compliance, tax advice and planning.

All other fees

        Other fees for non-audit services of €0.1 million were paid to PwC or affiliates for the year ended 31 December 2013, compared to €0.1 million paid for the year ended 31 December 2012. This represented 1.7% of the total amount of audit fees paid to PwC and affiliates for the year ended 31 December 2013, compared to 1.0% for the year ended 31 December 2012.

Controls and procedures

  a.
  Disclosure Controls and Procedures

        CCHBC has evaluated, under the supervision and with the participation of its management, including its CEO, CFO and General Counsel, its disclosure controls and procedures as of 31 December 2013 pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as amended. Based on that evaluation, these officers have concluded that CCHBC's disclosure controls and procedures are effective as at 31 December 2013.

        In some of the Territories in which CCHBC operates, businesses are exposed to a heightened risk of loss due to fraud and criminal activity. The CCHBC Group has established a system of internal controls and procedures and regular review of its financial records designed to identify and correct control weaknesses so as to minimise such losses before they could become material to CCHBC results or financial position. From time to time, CCHBC has experienced acts of fraud and criminal activity. The CCHBC Group takes all such incidents seriously and conducts extensive investigations through its internal audit department and in coordination with local authorities, so that appropriate disciplinary measures are taken. In 2013, the individual and aggregate impact of all such incidents was immaterial to the consolidated financial statements of CCHBC.

  b.
  Management's Annual Report on Internal Control over Financial Reporting

        Management is responsible for establishing and maintaining adequate internal control over CCHBC's financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organisations of the Treadway Commission. Based on this evaluation, management concluded that CCHBC's internal control over financial reporting was effective as at 31 December 2013.

        PwC, CCHBC's independent registered public accounting firm, has issued an audit report on the effectiveness of CCHBC's internal control over financial reporting, which is included in the section entitled "Report of Independent Registered Public Accounting Firm" on the Annual Report on Form 20-F as filed with the SEC.

  c.
  Attestation Report of the Registered Public Accounting Firm

        The attestation report called for by Item 15(c) of the Form 20-F is included in the section entitled "Report of Independent Registered Public Accounting Firm" of the Annual Report on Form 20-F as filed with the SEC.

  d.
  Changes in Internal Control over Financial Reporting

        The CCHBC Group has continued its gradual implementation of SAP software applications which it expects to further strengthen its internal control over financial reporting. For additional information on the CCHBC Group's implementation of SAP, see the section entitled "Information on the CCHBC Group—Information technology"

Code of ethics

        The CCHBC Group has adopted a code of ethics covering senior management and Directors to promote honest and ethical conduct, full, fair, accurate, timely and comprehensible disclosure, and compliance with applicable governmental rules and regulations. This code of ethics complies with the standards prescribed in the Sarbanes-Oxley Act. The code of ethics forms Annex D to the CCHBC's Organisational Regulations which are available on CCHBC's website at: www.coca-colahellenic.com/investorrelations/corporategovernance/. Additionally, the CCHBC Group has adopted a code of business conduct applicable to all officers and employees, known as the Code of Business Conduct which is available on the CCHBC Group's website at: www.coca-colahellenic.com/investorrelations/corporategovernance/.

        The CCHBC Group also adopted a separate Anti-Bribery Policy and Compliance Handbook (the "Policy") to ensure compliance with applicable anti-bribery and anti-corruption laws. The Policy applies to everyone working for the CCHBC Group worldwide regardless of location, role or level of seniority, including all employees, managers, Operating Committee Members and Directors as well as third-party contractors and joint venture partners. The Policy is available at: http://www.coca-colahellenic.com/sustainability/ourapproach/sustainabilitypolicy.

Risk management

        The CCHBC Group has adopted a strategic Enterprise Wide Risk Management ("EWRM") approach to risk management, providing a comprehensive and replicable risk management framework across the organisation. The primary aim of this framework is to minimise the organisation's exposure to unforeseen events and to provide certainty around the management of identified risks in order to create a stable environment within which CCHBC can deliver its operational and strategic objectives. There are two principal EWRM objectives:

  •
  the compilation and maintenance of an up-to-date risk register detailing the risks to the achievement of CCHBC's operational and strategic objectives; and

  •
  consistent and replicable risk identification, management and escalation of identified risks across CCHBC.

        CCHBC has established a Group Risk Forum ("GRF") comprised of senior management, chaired by the Group Risk and Insurance Manager, whose aim is to ensure that the risks arising from the business activities are reviewed and challenged prior to consolidation and escalation for the consideration of the Operating Committee and the Audit Committee.

        The process of risk review and escalation can be summarised as follows:

  •
  Regular risk assessments within the countries and corporate office support functions to verify and record progress with respect to mitigation of the identified risk exposure;

  •
  The escalation of significant operational risks and associated management actions to the region directors and the GRF;

  •
  The GRF, reviews identified risks and presents critical exposure to the Operating Committee; and

  •
  The Group Risk and Insurance Manager regularly reviews critical risk exposures and mitigation plans with the Audit Committee.

        Third-party insurance is secured to cover residual insurable risk exposure such as property damage, business interruption and liability protection. Local insurance policies are arranged under this cover to provide working loss protection and necessary legal compliance.

Internal control

        The Board has ultimate responsibility for ensuring that it has adequate systems of financial control. Systems of financial control can provide only reasonable and not absolute assurances against material misstatements or loss. In certain of the Territories in which the Group operates, its businesses are exposed to a heightened risk of loss due to fraud and criminal activity. The Group reviews its systems of financial control regularly in order to minimise such losses.

        The Board has adopted a chart of authority defining financial and other authorisation limits and setting procedures for approving capital and investment expenditure. The Board also approves three-year strategic and financial plans and detailed annual budgets. It subsequently reviews quarterly performance against targets set forth in such plans and budgets. A key focus of the financial management strategy is the protection of the Group's earnings stream and management of its cash flow.

        The Board and its committees have conducted an annual review of the effectiveness of CCHBC's risk management system and internal control systems in accordance with the UK Corporate Governance Code. Part of this review involves the regular review by the Audit Committee of the Group's financial controls, which then reports back to the Board on its work and findings. For further details please refer to the section above entitled "Board Committees—Audit Committee". In addition, as part of its preparation for admission to the Official List and to trading on the LSE in April 2013, the Board conducted a rigorous review of its internal policies and procedures, including its material financial, operational and compliance controls. The Board has therefore concluded that CCHBC's risk management and internal control systems are effective.

Internal audit

        The Group's internal audit department reports directly to the Audit Committee, which reviews and approves the internal audit plan for each year. The internal audit department consists of 23 full-time internal staff covering a range of disciplines and business expertise. The function of the internal audit department is to confirm the maintenance and effectiveness of the Group's internal controls to the Board. For this purpose, the Director of Internal Audit makes quarterly presentations to the Audit Committee and meets regularly with the Audit Committee without the presence of the Group's management.

        The internal audit function monitors the internal financial control system across all the jurisdictions in which the Group operates and reports to management and the Audit Committee on its findings. The work of the internal audit function is focused on the areas of greatest risk to the Group, as determined by using a risk based approach to audit planning. As part of the Group's commitment to maintain and strengthen best practices in corporate governance matters, it consistently seeks to enhance its internal control environment and risk management capability across the organisation.

        The internal audit function prepares audit reports and recommendations following each audit and appropriate measures are then taken to implement such recommendations. Status reports on management's action plans to internal audit findings are provided to the Audit Committee and the Board on a biannual basis. The CEO, along with regional and country managers, as well as the CFO, General Counsel and Corporate Controller of the Group each receive a copy of such summary.

 Whistleblowing measures

        CCHBC operates a hotline to receive, retain, investigate and act on complaints and concerns of employees regarding questionable accounting, internal accounting controls and auditing matters, including those regarding the circumvention or attempted circumvention of internal financial controls or that would otherwise constitute a violation of CCHBC's accounting policies or matters involving fraudulent behaviour by officers or employees of CCHBC that may affect CCHBC's accounts (an "accounting allegation"). All such accounting allegations, complaints or concerns may be communicated to the Director of Internal Audit of CCHBC. All communications received by the Director of Internal Audit are kept confidential and employees may communicate concerns regarding questionable accounting allegations to the Director of Internal Audit on an anonymous basis. The Director of Internal Audit liaises with the General Counsel and distributes all communications of accounting allegations to the Chairman of the Audit Committee.

Disclosure Committee

        A Disclosure Committee has been established and disclosure controls and procedures have been adopted, aiming to ensure the accuracy and completeness of the Group's public disclosures. The Disclosure Committee is composed of the CFO, the General Counsel, the Director of Investor Relations and the Corporate Controller of the Group.

Performance reporting

        Reports on the CCHBC Group's annual performance and prospects are presented in the Annual Financial Report and Form 20-F Annual Report filed annually with the SEC. The CCHBC Group also prepares a half-yearly financial report on the performance of the Group during the first six months of the financial year. Interim financial information is released, on a quarterly basis, to the stock exchanges on which CCHBC is listed and to the financial press. Internally, the CCHBC Group's financial results and key performance indicators are circulated and reviewed by the Operating Committee on a monthly basis. This information includes comparisons against business plans, forecasts and previous year performance. The Board of Directors receives updates on performance at each Board of Directors meeting, as well as a monthly report on the CCHBC Group's business and financial performance.

Nomination Committee

Composition

        The members of the Nomination Committee are Sir Michael Llewellyn-Smith, Mr. Anastassis G. David, Mr. John Hunter, Mr. Antonio D'Amato and Mrs. Susan Kilsby. In accordance with the UK Corporate Governance Code, the majority of the Nomination Committee members are independent non-executive Directors and the Nomination Committee is chaired by Sir Michael Llewellyn-Smith, the Senior Independent Director.

Role and responsibilities

        The function of the Nomination Committee is to support the Board in fulfilling its duty to conduct a Board self-assessment, to establish and maintain a process for appointing new Board members and to manage, in consultation with the Board's Chairman, the succession of the CEO. Under its written charter (Annex C of the Organisational Regulations, a copy of which is available on the Company's website under "corporate governance" at: www.coca-colahellenic.com/investorrelations/corporategovernance/), the Nomination Committee is responsible for:

  •
  reviewing the size and composition of the Board;

  •
  identifying and nominating new members of the Board;

  •
  developing, maintaining and reviewing, in consultation with the Chairman, principles and criteria regarding the recruitment and nomination of new members of the Board and committee members and proposing them for approval to the Board,

  •
  reviewing and proposing, in consultation with the Chairman, new candidates for the Board to be recommended for election by the general meeting;

  •
  planning and managing, in consultation with the Chairman, a Board membership succession plan;

  •
  ensuring, together with the Chairman, the operation of a satisfactory induction programme for new members of the Board and a satisfactory ongoing training and education programme for existing members of the Board and committee members;

  •
  setting the criteria for, and overseeing the annual assessment of the performance and effectiveness of each member of the Board, each Board committee and the Operating Committee;

  •
  conducting an annual assessment of the performance and effectiveness of the Board and reporting to the Board conclusions and recommendations;

  •
  ensuring that each committee of the Board is carrying out, and overseeing, a self-assessment of the performance of the committees and reporting to the Board its conclusions and recommendations for change;

  •
  ensuring effective succession planning and talent development;

  •
  preparing for, in consultation with the Chairman, the succession of the CEO;

  •
  overseeing, in consultation with the CEO, succession at the Operating Committee level;

  •
  overseeing the talent management framework for CCHBC to ensure that there is continuous development of talent for key roles;

  •
  establishing the principles governing the human resources policy of CCHBC, which will guide management decision-making and action; and

  •
  approving the general terms of employment (except those relating to remuneration) for the executives of the Group.

Work and activities

        The Nomination Committee met three times during 2013 and discharged its responsibilities as they are defined in its written charter. The CEO and Group Human Resources Director regularly attend meetings of the Nomination Committee. In 2013, the General Counsel also met with the Nomination Committee on several occasions. During the accounting period (and from the listing of CCHBC on the Official List), the work of the Nomination Committee has included agreeing the process it would establish for the recruitment and nomination of new members to the Board, considering the talent management framework, agreeing the process for undertaking annual assessments of the Board and its committees and considering the Director induction and training process.

        In carrying out its function of succession planning, the Nomination Committee developed a recruitment plan, including criteria required to be met by a new Board member, to ensure the Board continues to have an appropriate balance of skills, knowledge and experience, and prepares a list of potential candidates. The chairman of the Nomination Committee leads the screening process in consultation with the Chairman of the Board, with other members of the Nomination Committee being involved throughout the process, including having an opportunity to meet with candidates. The Nomination Committee then recommends to the Board proposed candidates for appointment to the Board.

        For the appointment of Mr. Stefan Heidenreich to the Board on 19 June 2013, an independent professional search agency, Heads Swiss AG, specialising in the recruitment of high calibre non-executive Directors was engaged by the Board. The Nomination Committee considered Heads Swiss AG's advice before making a recommendation to the Board.

        When making appointments to the Board, all appointments are made based on merit, against objective criteria established by the Nomination Committee and approved by the Board, and with due regard for the benefits of diversity on the Board, including gender diversity. The Group is deeply committed to policies promoting diversity, equal opportunity and talent development throughout the Group's entire operation, and at every level. The Group is constantly seeking to attract and recruit highly qualified candidates for all positions in its business, regardless of gender, nationality, ethnicity and religious beliefs. It does so earnestly and transparently, without any form of discrimination. To further these efforts, the Group actively undertake training and offer opportunities to gain relevant experience in order to nurture the knowledge and abilities applicants possess.

        As of 31 December 2013, 8% of the Board, 10% of the Group's senior management and 31% of the Group's top 300 leaders were women. The Nomination Committee, in conjunction with the Operating Committee, will monitor the proportion of women at all levels of the Group and ensure that all appointments are made with a view to having a high level of diversity within the workplace and in leadership positions, including gender diversity.

Remuneration Committee

        The Remuneration Committee consists of three independent non-executive Directors in accordance with the UK Corporate Governance Code, Sir Michael Llewellyn-Smith (chairman), Mr. Antonio D'Amato and Mrs. Susan Kilsby. Further details on the role, function and work of the Remuneration Committee is set out in the section entitled "Remuneration Report—Implementation of Remuneration—Remuneration Committee".

Social Responsibility Committee

Composition

        The Social Responsibility Committee comprises of three non-executive Directors, Sir Michael Llewellyn-Smith (chairman), Mr. George A. David and Mr. John Hunter.

Role and responsibilities

        The Social Responsibility Committee is responsible for the development and supervision of procedures and systems to ensure the pursuit of CCHBC's social and environmental goals. Under the written charter of the Social Responsibility Committee (Annex C of the Organisational Regulations, a copy of which is available on the Company's website under "corporate governance" at: www.coca-colahellenic.com/investorrelations/corporategovernance/), the Social Responsibility Committee is responsible for:

  •
  establishing the principles governing CCHBC's policies on social responsibility and the environment, which will guide management's decision-making and action;

  •
  overseeing the development and supervision of procedures and systems to ensure the achievement of CCHBC's social responsibility and environmental goals;

  •
  ensuring the necessary and appropriate transparency and openness in CCHBC's business conduct in pursuit of its social responsibility and environmental goals;

  •
  establishing and supervising the operation of a council responsible for developing and implementing policies and strategies for achieving CCHBC's social responsibility and environmental goals and ensuring the capabilities to execute such policies and strategies throughout the Group;

  •
  ensuring and overseeing CCHBC's communications with the stakeholders of its social responsibility and environmental policies, goals and achievements, including the level of compliance with internationally accepted standards;

  •
  reviewing Company policies on environmental issues, human rights, and other topics as they relate to social responsibility issues;

  •
  reviewing reports and activities of the executive and specialist groups managing social responsibility matters across the CCHBC Group's operations;

  •
  reviewing the implementation by CCHBC of the programmes, pilot studies, surveys and other activities regarding social responsibility;

  •
  reviewing best practices in social responsibility;

  •
  reviewing CCHBC's internal and external communication policies in relation to social responsibility programmes;

  •
  discussing with external auditors or other stakeholders their perspectives on CCHBC's social responsibility programmes, performance and progress;

  •
  reviewing the integration of social responsibility programmes with policies on the management of business risk and reputation; and

  •
  reviewing, evaluating and recommending to the Board changes to CCHBC's code of business conduct, in the areas within its responsibility.

Work and activities

        The Social Responsibility Committee met four times during 2013 and discharged its responsibilities as they are defined in its written charter. The CEO, the Director of Public Affairs and Communication and the Operational Sustainability Director regularly attend the meetings of the Social Responsibility Committee.

Relation with Shareholders

        The Chairman and the Senior Independent Director will be available at the annual general meeting of CCHBC to answer questions from shareholders and the Board encourages shareholders to attend as it provides an opportunity to liaise with the Board.

        Pursuant to the Swiss Ordinance against Excessive Compensation in Listed Companies, CCHBC must introduce electronic proxy voting by the annual shareholder general meeting in 2015. CCHBC intends to adopt an electronic proxy voting system for its annual general meeting in 2014.

        The CCHBC Group has a dedicated investor relations function which reports to the CFO. Through this investor relations team, CCHBC maintains a dialogue with institutional investors and financial analysts.

REMUNERATION REPORT

Chairman's Letter

Dear Shareholder,

        As Chairman of the Remuneration Committee, I am pleased to present our Remuneration Report for the year ending 31 December 2013. This was an extraordinary year for CCHBC with the establishment of our new holding company in Switzerland, the premium listing on the main market of the LSE and our inclusion in the Dow Jones Sustainability Index for the sixth consecutive year.

UK and Swiss regulations

        We aim to adhere to the format and content prescribed by the UK's remuneration reporting regulations (the "Remuneration Reporting Regulations"), which came into force in the UK in October 2013. Although as a Swiss company we are not specifically required to comply with the Remuneration Reporting Regulations, we have sought to provide information broadly in line with UK practice in order to assist investors in benchmarking us with our peer companies. Accordingly, this report is divided into two sections. The first section sets out our remuneration policy as it concerns Directors, including a summary of the key elements of remuneration. The second section details the implementation of our remuneration policy for the financial year ended 31 December 2013, including amounts paid to our Directors for 2013.

        The new Swiss Ordinance against Excessive Compensation in Listed Companies will, among other things, require us to establish a remuneration report in accordance with Swiss law in respect of the financial year 2014. We will establish such a report in accordance with the new Swiss law requirements.

Executive Remuneration

        With the establishment of a new holding company in Switzerland and our premium listing on the main market of the LSE, we reviewed our executive remuneration to ensure that it continues to be fair and equitable, to encourage strong performance and increase shareholder value. The most significant change in our remuneration policy in 2013 was to set up an Executive Compensation Policy for the CEO and members of the Operating Committee who were required to relocate to Switzerland. We adapted CCHBC's international transfer policy and tax equalization programme in order to compensate our senior executives for their relocation.

        During the year, we were delighted to welcome Susan S. Kilsby to our Board as a non-executive Director and member of our Remuneration and Nomination Committees. Stefan F. Heidenreich also joined our Board as a non-executive Director and member of the Audit Committee following the retirement of Kent Atkinson on 19 June 2013. Mrs. Kilsby's and Mr. Heidenreich's compensation is consistent with the compensation of our other non-executive Directors. There was no change to the non-executive Directors' fees in 2013.

Review of Company-wide Reward Programmes

        In the course of the year, my committee has reviewed CCHBC's remuneration policy and associated programmes. These are designed to attract, motivate and retain the talented individuals the Company needs. They should reward our executives appropriately for their contribution to CCHBC's operational and financial performance, taking into account their skills and responsibilities. To do this, remuneration structures and programmes must be fair and clearly expressed, and reflect the values of CCHBC. They must support the Company's strategy, and they must be relevant to our current business priorities, reflecting the economic environment in which we operate.

        Our review led the committee, during 2013, to amend two out of the four key business indicators ("KBIs") of our annual cash management incentive plan ("MIP"). The previous four KBIs were volume, earnings before interest, tax, depreciation and amortization ("EBITDA"), net sales revenue ("NSR") as a per cent of operating expenditures ("OpEx") and receivables and inventory days. We have decided to replace EBITDA with earnings before interest and tax ("EBIT"), and receivables and inventory days with total working capital days. These changes will be implemented in the 2014 MIP cycle. We expect them to enable our management to better align performance with CCHBC's long-term objectives for EBIT growth and working capital management. In the cash long term incentive plan ("LTIP"), which is designed to promote sustainable growth now and over the long-term, the CCHBC Group has decided to replace group return on invested capital ("ROIC") with Group EBIT margin as the multiplier of the plan. We expect this change to further enable our management to align better performance with CCHBC's long-term objectives for EBIT growth

Priorities for 2014

        The Remuneration Committee believes that CCHBC's remuneration policies and programs are working well and meet the aims we have set, of fairness, motivation and relevance to CCHBC's business objectives. We shall reassess them periodically so as to ensure that they continue to do so. We will comply with the new Swiss regulations on executive compensation, the Ordinance against Excessive Compensation in Listed Companies, as soon as they become applicable and, where appropriate, even earlier. The proposed amendments to CCHBC's articles of association required by this Ordinance will be presented to our shareholders at the annual general meeting of 2014. As a consequence, our shareholders will be able to have a binding vote in accordance with these amendments on the aggregate remuneration of the Board and the Operating Committee going forward. By voting on the amendments to the articles of association, our shareholders will have a binding vote on other items related to remuneration such as, the principles of our variable compensation and of our equity participation. We will review all remuneration arrangements with the members of the Operating Committee in the light of the new requirements and, if appropriate, amend them in due course.

        We will also adhere to the Remuneration Reporting Regulations as far as it is practicable and compatible with mandatory Swiss laws and our company practice. We are committed at CCHBC to maintaining an open dialogue with our shareholders. I look forward to receiving your feedback and support at our next annual general meeting of Shareholders. I and the members of my committee will continue to do all we can to develop and maintain remuneration policies and structures that will materially contribute to the success of CCHBC.

Yours sincerely,

Sir Michael Llewellyn-Smith
Chairman of the Remuneration Committee

Remuneration Policy

Remuneration objectives

        The objective of CCHBC's remuneration policy is to attract, motivate and retain members of the senior executives of CCHBC by ensuring they are provided with a fair and equitable salary and with appropriate and cost-effective incentives designed to encourage top class performance and to increase shareholder value, and that they are, in a fair and cost-effective manner, rewarded for their individual contributions to the success of the CCHBC Group.

        The CCHBC Group expects the highest level of commitment and skills from CCHBC's senior executives. The CCHBC Group recognises that due to the wide geographical spread of the Group, essential components of the contribution each individual is expected to make include extensive travel flexibility and excellence in communications.

        Compensation for non-executive Directors should be consistent with market practices and sufficient to attract and retain high quality non-executive Directors with the right talent, values set and skills necessary to grow the business, support the strategic framework and maximise shareholder value, but should not be set at a level that would call into question the objectivity of the Board.

        In determining its compensation strategy, the Remuneration Committee aims to provide total compensation that is competitive when compared to other multinational companies similar to CCHBC in size, geographic spread and complexity. In line with CCHBC's commitment to maximise shareholder value, the CCHBC Group's policy is to link a significant proportion of remuneration for senior managers (including the CEO) to the performance of CCHBC through short- and long-term incentives. In this way the financial interests of senior management are aligned with those of shareholders, particularly through equity-related long-term compensation.

        The CCHBC Group ensures that it rewards employees competitively across the Group. To ensure that the remuneration levels are appropriate the CCHBC Group works with consultants across the CCHBC Group to benchmark its pay practices and individual levels of pay. The CCHBC Group's senior executives are subject to the same practices as all other employees when reviewing base pay for annual increases. Directors are not involved in decisions regarding their own pay. In case of early termination, the non-executive Directors would be entitled to their directors' fees as accrued as of the date of termination, but are otherwise not entitled to any additional compensation. The CEO's termination provisions will be revisited in 2014 in light of the new legislation in Switzerland, the Swiss Ordinance against Excessive Compensation in Listed Companies, which is, subject to certain transitional rules, in effect since 1 January 2014 and contains strict regulations related to termination benefits.

 Non-executive Directors' fees

        The following table sets out the fees and other benefits paid to the non-executive Directors, including additional fees for the specified roles below.

Non-executive Chairman's fee(1)	—
Basic non-executive Directors' fee(1)	€65,000
Senior Independent Director (additional fee)	—

	Audit	Remuneration	Nomination	Social Responsibility
Committee chairman fee (additional)	€25,000	€10,000	€10,000	—
Committee member fee (additional)	€12,500	€5,000	€5,000	€5,000

(1)
Mr. George A. David (the Chairman of the Board), Mr. Anastasios P. Leventis (the Vice-Chairman of the Board) and Mr. Haralambos K. Leventis have waived any annual fee in respect of their membership of the Board or any Board Committee.

        The compensation of the non-executive Directors is aimed to attract and retain high calibre directors who will guide the company successfully. CCHBC typically reviews the compensation of non-executive Directors every two to three years.

        The last review of non-executive Director compensation was in 2012 when the current levels of compensation were decided. A comparable group of companies was used for benchmarking the compensation of non-executive Directors including major FMCG companies from both continental Europe and the UK; ABInbev, Danone, L'Oreal Henkel, Heineken, Akzo-Nobel, Diageo, Reckitt Benckiser, British American Tobacco, Unilever, SAB Miller, Imperial Tobacco, Tate & Lyle and Associated British Foods. CCHBC's practice is to target the median of the comparable group of companies. In addition, Towers Watson provided insight into the market practice for Board fees in 2012. Following the review in 2012, the basic Board fees were increased by 4%.

        CCHBC's compensation of non-executive Directors comprises an annual fixed fee plus additional fees for membership in the Board committees as applicable. The basic Board fees paid to all non-executive Directors are the same, and the same level of additional fees is paid to each member for committee membership and chairmanship, according to the levels set for that committee. CCHBC does not compensate new non-executive Directors for any forfeited share awards in previous employment. Non-executive Directors do not receive any form of variable compensation nor any other benefits in cash or in kind. They are not entitled to severance payments in the event of the termination of their appointment. They are entitled to reimbursement of all expenses incurred in the interests of CCHBC.

 Directors' service contracts and terms of appointment

        Details of the date of appointment of each Director and the unexpired term of his service contract or appointment as a non-executive Director are set out below.

Name	Title	Date appointed to the Board of CCHBC Group	Date appointed to the Board of CCHBC	Unexpired term of service contract or appointment as non-executive Director
George A. David(1)	Chairman and non-executive Director	2 January 1981	25 April 2013	One year
Dimitris Lois	CEO	4 July 2011	25 April 2013	Indefinite, terminable on 6 months' notice
Anastasios P. Leventis	Vice-Chairman and non-executive Director	27 October 2000	25 April 2013	One year
Haralambos K. Leventis	non-executive Director	18 September 2002	25 April 2013	One year
Anastassis G. David	non-executive Director	27 July 2006	25 April 2013	One year
Irial Finan	non-executive Director	23 October 1997	25 April 2013	One year
John Hunter	non-executive Director	8 December 2010	25 April 2013	One year
Kent Atkinson(2)	Senior Independent non-executive Director	6 September 2000	25 April 2013	Not applicable
Antonio D'Amato	non-executive Director	1 January 2002	25 April 2013	One year
Christos Ioannou	non-executive Director	19 March 2010	25 April 2013	One year
Sir Michael Llewellyn-Smith(3)	Senior Independent non-executive Director	6 September 2000	25 April 2013	One year
Nigel Macdonald	non-executive Director	17 June 2005	25 April 2013	One year
Susan Kilsby	non-executive Director	—	25 April 2013	One year
Stefan F. Heidenreich	non-executive Director	—	19 June 2013	One year

(1)
On 2 January 1981, Mr. George A. David was appointed to the Board of Hellenic Bottling Company S.A, which acquired Coca-Cola Beverages plc on 9 August 2000 and formed Coca-Cola Hellenic Bottling Company S.A

(2)
Kent Atkinson retired from the Board on 19 June 2013.

(3)
Sir Michael Llewellyn-Smith became Senior Independent non-executive Director on 19 June 2013 following the retirement of Kent Atkinson.

        The CEO's service contract and the terms and conditions of appointment of the non-executive Directors are open for inspection by the public at the registered office of CCHBC.

Remuneration structure for the CEO

        Total remuneration for the CEO, being the only executive Director of CCHBC, is composed of fixed pay and variable pay. The fixed component includes a base salary, together with certain benefits. The variable component includes a cash bonus under CCHBC's annual MIP and stock option grants under the ESOP. The CEO is also entitled to participate in CCHBC's employee stock purchase plan (the "ESPP") and CCHBC's occupational pension plan (the "Pension Plan").

        Details of each component of pay, including its purpose and link to strategy, how that element of pay operates and relevant performance measures, the maximum amount that may be paid out for each component and any ability for CCHBC to recover or withhold pay are set out in the table below.

Fixed pay
	Base salary	Retirement benefits	Other benefits
Purpose and link to strategy	To provide a fixed amount of compensation appropriate to the requirements of the role, reflecting the skills, experience, and performance of the CEO and sufficient to retain the CEO.	To provide the CEO with post retirement benefits or cash alternative, consistent with other multinational companies.	To provide benefits appropriate to the role of CEO, consistent with the market and taking into consideration his relocation to Switzerland.
Operation and performance measures

Base Salary is reviewed annually to ensure that CCHBC remains competitive and fairly remunerates the CEO in the context of comparable companies and Group performance. The review may include a market adjustment which is awarded when an individual is performing successfully and CCHBC recognises a significant gap between the market standard and the individual's base salary.

Pension plan contributions paid by CCHBC in respect of the CEO are calculated as a percentage of the CEO's annual base salary (excluding any incentive payments or other allowance/benefits provided) based on age brackets as defined by Federal Swiss legislation. Employee contributions are not required under the Pension Plan.

The CEO is provided with medical insurance. He is also provided with benefits related to his relocation to Switzerland such as housing allowance, a cost of living adjustment, home trip allowance and exchange rate protection, tax protection and tax filing support and advice.

Maximum value	The amount of base salary paid to the CEO for the financial year ended on 31 December 2013 is included in the table "CEO remuneration for the year ended 31 December 2013".

CCHBC's contributions to the Pension Plan for the CEO during 2013 were 15% of his annual base salary. Total amounts for the CEO for the year ended 31 December 2013 are shown in the table "CEO remuneration for the year ended 31 December 2013".

The total value of benefits provided to the CEO is shown in the table "CEO remuneration for the year ended 31 December 2013".
Recovery and withholding	Base salary is not subject to recovery or withholding.	Pension benefits are not subject to recovery or withholding.	Benefits are not subject to recovery or withholding.

Variable pay
	Short-term incentives	Long-term incentives
Purpose and link to strategy	MIP:	ESOP:

The MIP is designed to incentivise the achievement of annual performance goals and reflect the strategic priorities of CCHBC. The plan focuses on key financial measures including profitable growth and cash performance of CCHBC. CCHBC operates the MIP for all senior managers, including the CEO.

The ESOP is an integral long-term component of the total remuneration package for CCHBC's senior managers, including the CEO, whose roles have a significant impact on the results of the business as a whole. CCHBC believes that stock options provide an incentive for participants to contribute to the future success of CCHBC, align the senior managers' interests with those of long-term shareholders and increase the ability of the Group to attract and retain individuals with exceptional skills.

ESPP:
The ESPP is designed to be a long-term investment, to encourage share ownership and to align interests of employees with those of the shareholders.
Operation and performance measures	MIP:	ESOP:

This plan is based on two elements:
(i) Individual performance, as assessed by the Chairman and Remuneration Committee.
(ii) Business performance, which is linked to four equally weighted KBI's which, as of 1 January 2014 onwards, are the following:
25% is linked to annual sales volumes—incentivising sustainable growth;
25% is linked to EBIT defined as earnings before interest and tax—incentivising profitable growth. EBIT replaces EBITDA from 2014 onwards in order to align better with CCHBC's strategic goals in EBIT growth;
25% is linked to total working capital days defined as the total of receivable days, inventory days and payables days—incentivising efficient working capital management. Total Working Capital Days replace Receivable & Inventory Days from 2014 onwards in order to align better with CCHBC's strategic goals in Working Capital management; and

Under the ESOP, options are granted free of charge at an exercise price equal to the price of CCHBC's shares at close of trading on the LSE on the day of grant.
Options vest linearly over a three-year period and are exercisable for up to 10 years from the date of grant. The stock option award for the CEO is approved by the Board based on the recommendation of the Remuneration Committee, and stock option awards to other managers are approved by the Remuneration Committee upon the recommendation of the CEO.
When awarding options, the Board and the Remuneration Committee take into account, among other factors, the prospects and financial condition of CCHBC's business, individual employee performance and potential and market practice in relation to employee remuneration. Under Swiss law, the Board, may, among other things, grant stock options based on conditional capital and treasury shares. Any conditional capital for the issuance of option rights to employees in the context of a stock option plan is created by a resolution of shareholders.

Variable pay
	Short-term incentives	Long-term incentives

25% is linked to OpEx, excluding direct marketing expense, as a percentage of NSR—incentivising effective cost management. OpEx as a percentage of NSR replaced ROIC from 2013 onwards in order to align better with CCHBC's current strategic goals including its "Play to Win" strategic framework.
Payout on achievement of KBIs is calculated by reference to a payout matrix. Payout on the basis of business performance will only be made if individual performance is above the threshold of the plan.
For the purposes of the MIP, the above KBIs take into consideration management adjustments to better reflect the operational performance and exclude ad-hoc events that may impact the results positively or negatively.

ESPP:

 The CEO is eligible to participate in the ESPP and contributes a percentage of his remuneration which is then matched by the Company and used to acquire Shares on behalf of the CEO. Matched shares vest one year after purchase.

Maximum value	MIP:	ESOP:
The CEO can be awarded up to 130% of his annual base salary.

The value that can be derived under the ESOP is contingent upon the performance of CCHBC's shares on the LSE. The stock options may offer significant gains or may also offer no gain, if the share price on the LSE is below the exercise price.

ESPP:
CCHBC will match contributions by the CEO up to 3% of his gross annual base salary and MIP payout.
Recovery and withholding	MIP:	ESOP:
	The MIP will be forfeited if individual performance during the accounting year is below the threshold.	Options under the ESOP lapse and cease to be exercisable if the option holder transfers, pledges or encumbers the option in any way, or if CCHBC enters into liquidation.
If a participant's employment is terminated for cause, unvested options lapse and vested options are exercisable within 30 days from the date of termination.
If a participant's employment terminates for other reasons, unvested options lapse and vested options are exercisable within six months from the date of termination.
ESPP:
Under the ESPP, if a participant commits fraud, dishonesty or wilful misconduct in any way, unvested shares (being the matching shares allocated to the employee but not yet vested) will be forfeited.

        CCHBC's remuneration policy for the CEO and the Operating Committee members follows substantially the general remuneration policy and structure for employees and international assignees of CCHBC. The only material difference is that the CEO and the Operating Committee members do not participate in the LTIP. Instead they are entitled to stock option grants. The CCHBC Group believes that stock option grants for the level of responsibility of the CEO and the Operating Committee serves to better align their and the Group's shareholders' interests. Stock options, having a 10-year term, also provide greater long-term incentive for creating sustainable growth for CCHBC and value for shareholders.

        The CEO participates in the same ESOP as other senior managers of the Company with the same terms and conditions, but the level of his awards is normally considerably higher than that of other managers, to reflect his level of responsibility, and to motivate and retain him.

Illustration of application of remuneration policy for the CEO

        The charts below show the amounts and ratio of base pay and performance related variable pay awarded to the CEO for the financial year 2013.

2013 CEO Remuneration ('000s EUR)

        "Base Salary" includes only the gross annual base salary payable to the CEO.

        "Cash & Non-Cash Benefits" comprise cost of living adjustment, housing allowance, home trip allowance, matching contributions to the ESPP, private medical insurance, tax filing support and employer social security contributions. The numbers reflect annualized amounts as of 31 December 2013. Foreign exchange ("FX") ratio adjustment is not included in the Cash & Non-Cash Benefits as it is linked with currency movements and is not guaranteed. For 2013, the FX ratio adjustment was zero.

        "Target MIP" is based on target MIP percentage for the CEO (70% of gross annual base salary, 10% accounting for individual performance and 60% for business performance) and assuming that 100% of individual and business objectives are met.

        "Stock options" represent the fair value of stock options granted in December 2013. Stock options are generally granted every year in December. During 2012 there were no stock options granted to the CEO or any other senior manager of the CCHBC Group due to restrictions resulting from the Share Exchange Offer. As a consequence, the December 2012 stock option grant was deferred until after completion of the Share Exchange Offer, and was granted in June 2013. The June 2013 stock option grant for the CEO was valued at €1,772,990 with a fair value of €5.91 per option. On an annualised basis it is expected that the CEO and all senior managers of the Group receive only one grant per year. The above bar graph illustrates only the fair value of the December 2013 grant, as it represents the ordinary grant for the financial year of 2013. The fair value of this grant is calculated based on an average fair value of €7.61 per option. Valuation of stock options is performed with the assistance of an external advisor.

        "Maximum MIP" is based on target MIP percentage for the CEO (70% of gross annual base salary, 10% accounting for individual performance and 60% for business performance) and assuming stretched business objectives are met, resulting in a 200% payout for business performance.

CEO service contract and payments on termination

        Mr. Dimitris Lois, the CEO, has an employment contract with CCHBC. Such employment contract currently includes an entitlement to a severance payment equal to 12 months' base salary in the event of employment termination initiated by CCHBC. In addition, CCHBC will provide assistance with the relocation of the CEO to his country of origin (provided this is not borne by any other employer). However, the Swiss Ordinance against Excessive Compensation in Listed Companies prohibits, subject to transitional rules, any severance payments not mandated by law. As a consequence, the CEO's employment contract must be amended by 1 January 2016. Save as set out above, the CEO's employment contract does not include any termination benefits, other than as mandated by Swiss law. According to the Swiss Code of Obligations, the employer must pay the employee a severance payment where an employment relationship with an employee of at least 50 years of age comes to an end, after 20 years or more of service.

        The CEO is also entitled to reimbursement of all expenses incurred in the interests of CCHBC.

        Currently there are no sign-on policies/provisions for the appointment of the CEO.

        The terms of the service contract of Mr. Dimitris Lois, the CEO of CCHBC, are summarised below:

Name	Position	Date of contract	Notice period
Dimitris Lois	CEO	22 February 2013	6 months

        Details of what happens to any options held by the CEO on termination of his employment are set out in the table above under the paragraph headed "Remuneration Structure for the CEO".

MIP

        CCHBC operates the MIP as the short-term cash incentive component of the CEO's remuneration, as well as other members of the Operating Committee and CCHBC's middle and senior management.

        Further details of the objectives and performance criteria of the MIP are set out in the table above in the section entitled "Remuneration structure for the CEO". The rules of the MIP apply equally to all participants of the plan.

ESOP

        CCHBC operates the ESOP (as detailed in the table above in the section entitled "Remuneration structure for the CEO" insofar as it relates to the CEO) as the long-term component of the CEO's remuneration, as well as other members of the Operating Committee. Senior Managers of the CCHBC Group may participate in the ESOP. In 2013, the ESOP replaced Coca-Cola Hellenic Bottling Company S.A.'s stock option plan (the "CCH ESOP"), the rules of which were materially the same.

        Eligible employees who transfer to other companies within the Coca-Cola system or employees, who retire no earlier than the age of 55 with a minimum service of ten years within the Coca-Cola system, may still exercise stock options granted to them under the plan in accordance with the plan rules.

        In the event the employment of an option holder terminates as a result of injury, disability or death, all of the option holder's unvested options vest and are, together with options that have vested before, exercisable within 12 months from the date of termination of employment.

        If employment terminates for any reason other than death or disability or the Group ceases to control the subsidiary employing the option holder, unvested options lapse and the options that have already vested may be exercised no later than six months following the date of such cessation of employment. Unvested options lapse and cease to be exercisable if the option holder transfers, pledges or encumbers the option in any way or if their employment is terminated for cause.

        Following the completion of the Share Exchange Offer, outstanding options of Coca-Cola Hellenic Bottling Company S.A. were cancelled and were replaced by new options for CCHBC Ordinary Shares on a one-for-one basis. The terms of the new options were materially the same as the old options so that, among other things, the vesting and exercise periods generally remained the same (subject to certain equitable adjustments resulting from the suspension of the CCH ESOP after the announcement of the Share Exchange Offer. The exercise price of the replacement options is an amount in British pounds (GBP) that is equal to the exercise price of the old options based on the GBP/EUR exchange rate on the date that the Board of CCHBC granted the replacement options.

        The following table summarises information about the stock options granted under the ESOP as at 31 December 2013:

	Exercise price (GBP)	Vesting status as at 31 December 2013	Vesting dates for further increments	Vesting dates for further increments	Vesting dates for further increments	End of option period	Number of stock options outstanding
2004 December Grant	8.59	fully vested	—	—	—	02.12.2014	37,926
2005 December Grant	11.24	fully vested	—	—	—	01.12.2015	428,918
2006 March Grant	12.13	fully vested	—	—	—	20.03.2016	50,001
2006 December Grant	13.95	fully vested	—	—	—	12.12.2016	886,300
2007 December Grant	22.51	fully vested	—	—	—	12.12.2017	1,218,200
2008 June Grant	18.92	fully vested	—	—	—	19.06.2018	30,000
2008 December Grant	7.69	fully vested	—	—	—	10.12.2018	1,030,601
2009 December Grant	13.38	fully vested	—	—	—	09.12.2019	1,418,000
2010 December Grant	16.46	fully vested	—	—	—	08.12.2020	1,742,768
2011 March Grant	15.79	two thirds	16.03.2014	—	—	15.03.2021	18,334
2011 December Grant	10.21	two thirds	16.12.2014	—	—	15.12.2021	1,409,836
2013 June Grant	15.00	—	21.06.2014	21.06.2015	21.06.2016	20.06.2023	1,587,000
2013 December Grant	16.99	—	10.12.2014	10.12.2015	10.12.2016	09.12.2023	1,723,000

Total							11,580,884

        The following table sets out the information regarding the stock options in respect of CCHBC Ordinary Shares held by members of senior management as at 31 December 2013:

Name	Number of stock options outstanding	Fully Vested	Vesting at the end of 2014	Vesting at the end of 2015	Vesting at the end of 2016
Dimitris Lois	1,340,000	623,333	296,667	210,000	210,000
Richard Smyth	617,038	396,371	93,999	63,334	63,334
John Brady	731,001	510,334	93,999	63,334	63,334
Jan Gustavsson	728,500	507,833	93,999	63,334	63,334
June Hirst	60,000	—	19,999	20,000	20,001
Kleon Giavasoglou	559,834	351,500	88,334	60,000	60,000
Keith Sanders	504,775	331,441	73,334	50,000	50,000
Zoran Bogdanovic	178,501	87,834	35,333	27,666	27,668
Alain Brouhard	250,000	95,000	64,999	45,000	45,001
Michalis Imellos	196,500	41,500	54,999	50,000	50,001

        The incremental fair value of the replacement options resulted in a charge of €1.0 million. CCHBC recognised a total expense of €6.3 million for 2013, including this incremental charge (€6.3 million for 2012).

        A summary of the stock option activity for the year ended 31 December 2013 under both the ESOP and the CCH ESOP is set out below:

	Number of stock options 2013	Weighted average exercise price 2013 (GBP)	Number of stock options 2012	Weighted average exercise price 2012 (GBP)
Outstanding as at 1 January	9,701,053	13.24	9,767,302	13.74
Granted	3,341,000	16.03	—	—
Exercised	(1,199,080)	11.76	(11,499)	7.32
Expired	(56,250)	22.51	—	—
Forfeited	(205,839)	12.66	(54,750)	17.41

Outstanding as at 31 December	11,580,884	14.63	9,701,053	13.24

Exercisable as at 31 December	7,787,535	14.30	7,914,981	13.49

        The related weighted average share price at the time of exercise was 17.52 GBP (2012: 14.80 EUR)

        During 2012, the CCHBC Group's senior management did not receive any grants of stock options due to the suspension of the CCH ESOP pending completion of the Share Exchange Offer. During 2013, members of the CCHBC Group's Operating Committee, including the CEO, received 1,958,000 stock options under the ESOP at an average exercise price of GBP 16.03.

        Equity settled share based payments are measured at fair value at the date of grant using a Monte Carlo simulation option pricing model. For the year ended 31 December 2013, the model inputs were as follows (in GBP):

	Year ended 31 December
	2013	2012
Weighted average share price	16.00 GBP	n.a.
Weighted average fair value of options granted	5.7 GBP	n.a.
Weighted average risk-free interest rates	2.50%	n.a.
Expected volatility	38.40%	n.a.
Dividend yield	2.10%	n.a.
Expected life	8.0 years	n.a.

        The weighted average remaining contractual life of share options outstanding under the ESOP as at 31 December 2013 and under the CCH ESOP as at 31 December 2012 was 6.7 and 6.5 years, respectively.

        Note 26 to CCHBC Group's consolidated financial statements provides additional information on the CCHBC Group's stock option compensation plans.

ESPP

        The CCHBC Group operates the ESPP, (as detailed in the table above in the section entitled "Remuneration structure for the CEO" insofar as it relates to the CEO) in which eligible employees can participate. The ESPP replaced the employee share ownership plan of Coca-Cola Hellenic Bottling Company S.A. (the "CCH ESPP"), the rules of which were materially the same. The Remuneration Committee of the CCHBC Board determines eligibility. Directors can only participate if invited to do so by the Board.

        Under the terms of the ESPP, employees have the opportunity to invest 1% to 15% of their salary in CCHBC Ordinary Shares by contributing to the plan monthly. The CCHBC Group matches up to a maximum of 3% of the employees' salary by way of contribution. The CCHBC Group's contributions are used to purchase matching shares on a monthly basis in the open market. Shares are held in an omnibus account with UBS AG, who administers the plan. Matching shares vest one year after the purchase.

        In order to adapt the ESPP to the Greek legal framework in the case of employees resident in Greece, the CCHBC Group matches the contribution of employees resident in Greece with an annual employer contribution of up to 5% of the employees' salary, which is made in December each year, and matching shares purchased in December vest immediately. A similar scheme operates in relation to employees of Coca-Cola HBC Northern Ireland Limited, with the employer contributions being limited to a maximum of £1,500 a year. Dividends received in respect of shares held under the ESPP are used to purchase additional shares and are immediately vested to the employees.

        Unvested shares will be forfeited, except in case of retirement, injury, disablement, redundancy or death. Forfeited shares may be sold or disposed of by the Plan Administrator, in which case the sale proceeds are applied by the Plan Administrator: a) to meet plan expenses, or b) for any other purposes relevant to the ESPP.

        During the year ended 31 December 2013, 255,128 CCHBC Ordinary Shares were purchased under the ESPP, (compared to 188,454 during the year ended 31 December 2012) as matching shares to employee investments. The charge to the CCHBC Group income statement in the year ended 31 December 2013 totalled €4.8 million, as compared to €4.1 million for the year ended 31 December 2012. The cost of unvested matching shares held under the ESPP at 31 December 2013, before they vest to employees, was €4.7 million, as compared to €3.5 million for the year ended 31 December 2012. The total number of shares held under the ESPP at 31 December 2013 was 2,574,224, as compared to 2,536,061 for the year ended 31 December 2012. The total contributions made by employees to the ESPP during the year ended 31 December 2013 were €3.1 million, as compared to €3.9 million for the year ended 31 December 2012. The unvested shares held under the ESPP are included in other Reserves (refer to Note 19) deducted from equity.

LTIP

        The Group operates the LTIP for middle and senior management. However, neither the CEO nor any other members of the Operating Committee are eligible to participate in this LTIP.

        The aim of the LTIP is to connect employees to business parameters and to motivate and reward them competitively to achieve business targets connected to the CCHBC Group's long-term business strategies.

        Under the LTIP, incentive pay-outs are based on business performance against three-year objectives, set on an annual basis. Exceptional business performance may result in awards in excess of the individual target. The performance of the plan will be measured against achievement over three years of three key performance indicators: volume market share, net sales revenue per unit case and Group ROIC, which serves as a multiplier. For the 2014-2016 LTIP, Group ROIC will be replaced with Group EBIT margin (EBIT as a percentage of net sales revenue), better aligning the LTIP with CCHBC's strategic goals and providing more line of sight to members of the plan across the Group. The individual target under the LTIP is determined for each individual based on performance, potential and level of responsibility, and the plan payout is every three years at plan end.

Pension Plan

        The CEO is eligible to participate in the Pension Plan. The contributions to the Pension Plan are calculated as a percentage of the CEO's annual base salary (excluding any incentive payments or other allowance/benefits provided) based on age brackets as defined by Federal Swiss legislation. There is no obligation for employee contributions, including the CEO, to the Pension Plan. The employee selects his/hers investment strategy among three options based on risk levels. The Pension Plan was developed in order to reflect similar level of benefit provided under the former pension plan in Greece.

Implementation of Remuneration

Remuneration Committee

Composition

        The Remuneration Committee consists of three independent non-executive Directors in accordance with the UK Corporate Governance Code, Sir Michael Llewellyn-Smith (chairman), Mr. Antonio D'Amato and Mrs. Susan Kilsby.

Role and responsibilities

        The main tasks of the Remuneration Committee are to establish the compensation strategy for the Group, and to approve or make recommendations to the Board with regard to compensation packages for the Directors and senior management. The Remuneration Committee operates under the Charter for the Committees of the Board of Directors of CCHBC set forth in Annex C to the Organisational Regulations (a copy of which is available on CCHBC's website under "corporate governance" at

http://www.coca-colahellenic.com/investorrelations/corporategovernance/). The Remuneration Committee is responsible for:

  •
  establishing the compensation strategy for the Group, determining and agreeing with the Board the framework or broad policy for the remuneration of the executives of the Group;

  •
  approving the following compensation items:

  (a)
  the total aggregate compensation for the non-executive Directors;

  (b)
  the following compensation elements for the executives of the Group (except for the CEO):

  (i)
  base salaries and increases in base salary;

  (ii)
  annual incentive plan awards;

  (iii)
  long-term incentive plan awards;

  (iv)
  stock option awards;

  (v)
  other forms of compensation.

  (c)
  Company-wide compensation and benefit plans; and

  (d)
  all non-cash obligations greater than €15,000 which are reportable by the employee as income (other than personal use of company cars, group life or health benefits);

  •
  recommending to the Board:

  (a)
  the total individual compensation for the non-executive Directors;

  (b)
  the implementation or modification of employee coverage for any benefit plan, resulting in an increased annual cost of €5 million or more;

  (c)
  the following compensation elements for the CEO:

  (i)
  base salary and increases in base salary;

  (ii)
  annual incentive plan awards;

  (iii)
  stock option awards or any long-term incentive plan awards; and

  (iv)
  other forms of compensation;

  •
  conducting a review at least once every three years of the components and amount of the compensation of the members of the Board in relation to other similarly situated companies;

  •
  considering remuneration (including pension contributions and all other elements) of the CEO and any other members of the Board on early termination and giving recommendations to the Board; and

  •
  establishing the general policies governing severance for the executives of the Group.

        The Swiss Ordinance against Excessive Compensation in Listed Companies, which is, subject to certain transitional rules, in effect since 1 January 2014, limits the authority of the Remuneration Committee and the Board to determine compensation, such as by requiring that the general meeting of shareholders approve the maximum total compensation of the Board and the Operating Committee (the first time at the annual general meeting of 2015), by requiring that certain compensation elements be included in the Articles (no later than by the annual general meeting of 2015), and by prohibiting certain forms of compensation (such as severance, advance payments and bonuses for the acquisition or disposal of firms).

 Work and activities

        Since the formation of the Remuneration Committee in connection with CCHBC's premium listing on the main market of the LSE, its work during the accounting period has included:

  •
  approving the stock option grants for 2013 (including recommending for approval by the Board the options awarded to the CEO) and recommending minor changes to the stock option ranges;

  •
  considering the terms of the Group's international transfer policy;

  •
  considering the Group's pension arrangements;

  •
  adopting the MIP and LTIP;

  •
  considering the latest Swiss and UK reforms relating to executive pay;

  •
  considering the process for review of executive compensation; and

  •
  approving the changes to the KBIs of the MIP and LTIP.

        The Remuneration Committee meets at least four times per year, in March, June, September and December. Please refer to the "Board meetings and attendance" section of the Corporate Governance report for details on the 2013 Remuneration Committee meetings. The Chairman of the Board, the CEO, the Group Human Resources Director, the Group rewards director and the General Counsel regularly attend the meetings of the Remuneration Committee. The CEO is not present when the Remuneration Committee discusses matters that pertain to his remuneration. When external consultancy is required (e.g., to benchmark the CEO's pay or other Operating Committee members' pay), Towers Watson is typically engaged. Towers Watson is not connected in any way with CCHBC apart from providing remuneration consultancy services to the Remuneration Committee and senior management. For 2013, the amount paid to Towers Watson for providing remuneration advice amounted to €34,248. The Remuneration Committee considers this advice to have been independent and relevant to the market.

CEO remuneration for the year ended 31 December 2013

        The CEO is the only executive Director of CCHBC and the table below sets out the remuneration he received in respect of the year ended 31 December 2013:

Base pay €(1)		Cash and non- cash benefits €(2)		Annual bonus €(3)		Long-term incentives €(4)		Retirement benefits €		Total €
2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
714,648	585,000	230,376	54,098	395,120	120,000	475,978	624,378	123,444	79,200	1,939,566	1,462,676

Notes:

(1)
During 2013, in connection with the establishment of the new holding company in Switzerland, the CEO's employment agreement with Coca-Cola Hellenic Bottling Company S.A. was terminated on 19 April 2013 before the new employment with CCHBC came into force. The termination of employment with Coca-Cola Hellenic Bottling Company S.A. resulted in additional payments of vacation allowance, Easter allowance, and untaken leave days allowance, mandated by Greek labor legislation, increasing the amount of base pay actually delivered to the CEO. This event is not expected to occur in the future.

(2)
Amount under "cash and non-cash benefits" includes a cost of living adjustment, housing allowance, home trip allowance for travelling to his country of origin, tax advice of up to €10,000 per year in the first two years of employment as CEO of the Company, each in connection with the CEO's relocation from Greece to Switzerland as part of the Group's premium listing on the main market of the LSE. Other benefits include a company car, pension and private medical insurance, company matching contributions to the ESPP, tax filing support and employer social security contributions. On his relocation to Switzerland, the CEO received a transfer allowance, the cost of flights to transfer the CEO and his family and the relocation costs for his household.

(3)
Amount under "annual bonus" includes an amount under the MIP for 2012 of €295,120 and an additional award of €100,000 approved by the Board following completion of the Share Exchange Offer. The last item is not expected to occur in the future.

(4)
Values under Long-Term Incentives represent the fair value of stock options that vested during 2013 and 2012 respectively in order to comply with UK reporting guidelines.

(5)
CCHBC listed on the main market of the LSE in April 2013, accordingly the sums shown in respect of 2012 are for the period during which Coca-Cola Hellenic Bottling Company S.A. was the parent company of the Group and prior to the listing on the LSE.

Share incentive plan awards

        The only Director who participates in the Group's incentive plans is the CEO, with stock options being awarded under the ESOP. The following table sets out the details of the awards made to the CEO under the ESOP during the year ended 31 December 2013:

Type of award made:	630,000 stock options awarded under the ESOP. This amount includes two grants made in 2013. Due to the Share Exchange Offer, the grant for 2012 was deferred to June 2013.
Basis on which award was made:	Stock option award based on performance, taking into account relevant external comparisons

Face value of the award (meaning the maximum number of shares that would vest if all performance measures and targets are met, multiplied by either the share price at the date of grant or the average share price used to determine number of shares awarded):

€4,285,500 based on weighted average fair value of €6.80.

The fair value of the stock option awards granted to the CEO and other senior managers of the Group is determined using the Monte Carlo simulation option pricing model. Key inputs are available in the notes to the financial statements. As of December 2013, such valuation is being performed with the assistance of an external advisor. The fair value is denominated in GBP and converted to EUR using the exchange rate at the time of grant.

Percentage of scheme interests that would be receivable if minimum performance was achieved:	100%
Difference between exercise price per share and share price at the date of grant/average share price used in calculating face value above.	None

Change in CEO remuneration

        The following table sets out the percentage change in the CEO's overall remuneration over the last year against the percentage change in the average remuneration of the Group's employees as a whole:

	2012 (EUR)	2013 (EUR)	Percentage change (%)
CEO total remuneration*	1,462,676	1,939,566	33

Average employee remuneration	30,181	29,622	(2)

*
The CEO total remuneration reflects the value of the long-term incentives which represent the stock options that were vested in 2012 and 2013 respectively. The increase in remuneration of 2013 compared to 2012 mainly resulted from the CEO's relocation as part of the Share Exchange Offer. The 2013 amount also includes a higher incentive payout.

Non-executive Directors' remuneration for the year ended 31 December 2013

	Remuneration
			Committee fees
Non-executive Director	Base fees	Benefits	Audit	Human Resources(7)	Remuneration	Nomination	Social Responsibility	2013 Total	2012 Total
George A. David	—	—	—	—	—	—	—	—	—
Anastasios P. Leventis	—	—	—	—	—	—	—	—	—
Haralambos K. Leventis	—	—	—	—	—	—	—	—	—
Anastassis G. David	65,000	—	—	—	—	3,750	—	68,750	65,000
Irial Finan	65,000	—	—	—	—	—	—	65,000	65,000
John Hunter	65,000	—	—	2,500	—	3,750	3,750	75,000	75,000
Kent Atkinson(1)	30,514	—	11,736	—	—	—	—	42,250	90,000
Antonio D'Amato	65,000	—	—	—	3,750	3,750	—	72,500	65,000
Christos Ioannou	65,000	—	12,500	—	—	—	—	77,500	77,500
Sir Michael Llewellyn-Smith(2)	65,000	—	—	5,000	7,500	7,500	—	85,000	85,000
Nigel Macdonald(3)	65,000	—	18,750	—	—	—	—	83,750	77,500
Susan Kilsby(4)	48,750	—	—	—	3,750	3,750	—	56,250	—
Stefan F. Heidenreich(5)	32,500	—	6,250	—	—	—	—	38,750	—

(1)
Kent Atkinson retired from the Board and as chairman of the Audit Committee on 19 June 2013.

(2)
Michael Llewellyn-Smith took over the role of Senior Independent Director with effect from 21 June 2013.

(3)
Nigel Macdonald succeeded Mr. Atkinson as chairman of the Audit Committee with effect from 21 June 2013.

(4)
Susan Kilsby was appointed to the Board of CCHBC on 25 April 2013 and was not previously on the Board of the CCHBC Group.

(5)
Stefan F. Heidenreich was appointed to the Board on 19 June 2013 and appointed as a member of the Audit Committee with effect from 21 June 2013.

(6)
CCHBC became the new holding company of the Group and listed on the LSE in April 2013. Accordingly, the sums shown in respect of 2012 are for the period during which Coca-Cola Hellenic Bottling Company S.A. was the parent company of the Group and prior to the listing on the LSE.

(7)
Prior to the listing on the Official List in April 2013, the Remuneration Committee's and Nomination Committee's activities were combined in the Human Resources Committee and members were paid a single fee for their membership of this and the Social Responsibility Committee. As shown in the above table, the CCHBC Group has, as an interim measure, divided this single fee into amounts representing separately the membership of the three committees, Nomination, Remuneration and Corporate Social Responsibility without increasing the total fee paid out.

Non-executive Directors do not participate in any of the Group's incentive plans, nor do they receive any retirement benefits.

        Kent Atkinson retired from the Board and as chairman of the Audit Committee on 19 June 2013. The only payments made to Mr. Atkinson were the prorated fees for his participation in the Board up until 19 June 2013. No other payments for loss of office of a Director were made during 2013.

Directors' and Senior Management's shareholdings and share interests

        Currently no shareholding requirements apply to the Directors. The following table sets out each Director's holding of shares and other interests in shares (including share options and share awards under the Group's incentive plans):

		Number of scheme interests held as at 31 December 2013
Director	Number of shares held as at 31 December 2013	Without performance conditions	With performance conditions	Vested share options
George A. David(1)(2)	—	N/A	N/A	N/A
Dimitris Lois(3)	22,912	1,340,000	—	623,333
Anastasios P. Leventis(1)(2)	—	N/A	N/A	N/A
Haralambos K. Leventis(1)(2)	—	N/A	N/A	N/A
Anastassis G. David(1)(2)	—	N/A	N/A	N/A
Irial Finan	—	N/A	N/A	N/A
John Hunter	2,000	N/A	N/A	N/A
Kent Atkinson(4)	—	N/A	N/A	N/A
Antonio D'Amato	—	N/A	N/A	N/A
Christos Ioannou(5)	447,500	N/A	N/A	N/A
Sir Michael Llewellyn-Smith	545	N/A	N/A	N/A
Nigel Macdonald	1,700	N/A	N/A	N/A
Susan Kilsby	6,000	N/A	N/A	N/A
Stefan F. Heidenreich(6)	—	N/A	N/A	N/A

Notes:

(1)
George A. David, Anastasios P. Leventis, Anastassis G. David and Haralambos K. Leventis, by virtue of their responsibilities within the Kar-Tess Group, may be deemed, under the rules of the SEC, to be the beneficial owners of the Coca-Cola Hellenic Shares beneficially owned or deemed to be beneficially owned by Kar-Tess Holding. However, each of these individuals disclaims such beneficial ownership. See "Shareholder Information—Major Sharesholders".

(2)
The Director indicated owns less than one percent of the outstanding shares.

(3)
The number of shares of Mr. Lois includes the amount of purchased and vested shares held under the ESPP at 31 December 2013 and 1,000 shares were held by the spouse of Mr. Lois.

(4)
Kent Atkinson retired from the Board on 19 June 2013.

(5)
Mr. Christos Ioannou holds 400,000 Company Shares on his own and 190,000 Company Shares in a joint account with his brother and two sisters (of which he effectively owns 25%, i.e., 47,500 Company Shares). On 6 March 2014, Mr. Christos Ioannou sold the 47,500 Company Shares that effectively owned in the joint account with his brother and two sisters

(6)
Stefan F. Heidenreich was appointed to the Board on 19 June 2013.

        The following table sets out each member of Senior Management's holding of shares:

Senior Management Team(1)	Number of shares held as at 31 December 2013
Richard Smyth	15,571
John Brady	5,776
Jan Gustavsson	34,770
Kleon Giavasoglou	2,597
Keith Sanders	18,810
Zoran Bogdanovic	8,354
Alain Brouhard	5,781
Michael Imellos	6,077

Notes:

(1)
The number of shares held by members of the Senior Management Team includes the amount of purchased and vested shares held under the ESPP at 31 December 2013. Details of the share options members of the Senior Management Team hold can be found under the section entitled "ESOP" above.

Performance review

        The following chart sets out CCHBC's total shareholder return ("TSR") performance benchmarked against the TSR performance of the FTSE 100. From 1 January 2009 to 28 April 2013 the chart reflects the TSR of CCHBC's listing on the Athens Exchange. From 29 April 2013 to 31 December 2013 the chart reflects the TSR of CCHBC's listing on the LSE. For every € 100.00 invested, CCHBC would have returned € 137.80, in comparison with the FTSE 100 which would have returned € 83.10 over this period.

CEO remuneration for period of TSR

        The following table sets out the total remuneration paid to the CCHBC Group's CEO over the last five years, together with the percentage of share awards received for each year (but which are subject to future performance conditions) out of the maximum that could have been received and the percentage of share awards vested in each year out of the maximum number that could have vested:

	2013	2012	2011	2010	2009
Total remuneration	1,939,566	1,462,676	5,285,322	1,856,748	1,499,098
% of maximum awards received (subject to performance conditions)	39%	16%	65%	63%	20%
% of maximum shares that could have vested	100%	100%	100%	100%	100%

        On 4 July 2011, the former CEO of the CCHBC Group retired from service, and Mr. Lois succeeded him. The amounts for 2011 include the remuneration of the former CEO up to the retirement date and the remuneration of Mr. Lois for the remaining year. The remuneration of the former CEO for 2011 includes termination benefits due to retirement pursuant to Greek statutory provisions and additional termination benefits pursuant to his employment agreement that were approved by the Board.

        Note: As CCHBC only listed on the LSE in April 2013, the amounts included in respect of the period before that date relate to the remuneration the CEO received as the CEO of Coca-Cola Hellenic Bottling Company S.A. As the CEO changed on 4 July 2011, the figures included in respect of the period before that date relate to the remuneration of the previous CEO.

Relative importance of spend on pay

        The following graph shows in respect of the years ended 31 December 2013 and 2012 the expenditure of the Group on remuneration paid to all employees and distributions made to shareholders (by way or dividend. share buy back and/or capital return) and any other significant distributions:

Relative importance of spend on pay
('000,000s EUR)

Note: Total staff costs include all remuneration elements. The distribution to shareholders reflects the dividends paid out to shareholders during the relevant year.

Total Director's and Senior management remuneration

        The total remuneration paid to or accrued for Directors and the senior management team for 2013 amounted to €15.1 million (2012: €11.4 million). Salaries and other short-term benefits amounted to €10.3 million (2012: €7.4 million). Out of the total remuneration, the amount accrued for stock option grants during 2013 was €3.6 million (2012: €3.0 million). Pension and post-employment benefits for

Directors and the senior management team during 2013 amounted to €0.7 million (2012: €1.0 million). Termination benefits for Directors and the senior management team during 2013 amounted to €0.5 million (2012: nil).

Implementation of remuneration policy in 2014

        In 2014, CCHBC will implement the changes mentioned above in connection to the KBIs of the MIP and LTIP, making them more aligned with CCHBC's strategy. The structure and level of Board fees will be reviewed taking into account the practice of a comparable group of companies. CCHBC will continue to monitor and review the remuneration structure to ensure that it is achieving its purpose.

SHAREHOLDER INFORMATION

Dividends and dividend policy

        The Articles and Swiss corporate law govern the payment of dividends. Generally, dividends may only be paid out of distributable profits or distributable reserves, each as evidenced by the parent's audited unconsolidated statutory balance sheet. Under Swiss law, the general legal reserves, including "qualifying reserves", are commonly regarded as being freely distributable if they exceed 20% of the share capital.

        Swiss withholding tax of 35% is generally due on dividends and similar distributions to ordinary shareholders, regardless of their place of residency, unless the distribution is made by way of reduction of par value or, if certain conditions are met, out of accumulated qualifying reserves. Shareholders eligible under the applicable treaty for the avoidance of double taxation with respect to income taxes may apply for a partial or full refund of the portion of tax withheld. See below under "Shareholder Information—Shareholder taxation information".

        At the Extraordinary General Meeting held on 19 June 2013, CCHBC's shareholders approved the distribution of a €0.34 dividend per share. The dividend, which amounted to an aggregate of €124.7 million, was paid out on 23 July 2013.

        In June 2013, the Board approved a new medium-term dividend policy effective for dividend payments from 2014 onwards. This is a progressive dividend policy with a targeted payout ratio on comparable net profit after tax (defined as net profit after tax before restructuring costs, commodity hedging and certain additional items) in the range of 35-45% over time. Subject to the availability of distributable reserves and shareholder approval, dividends are expected to be paid annually after the annual general meeting in line with past practice.

        CCHBC expects to pay dividends in euro. The declaration of a dividend in euro will generally be subject to a cap expressed in Swiss Francs. For holders of new ADSs, dividend payments will be converted into US dollars in accordance with the terms of the depositary agreement for the ADSs.

        The amount of dividends and other cash distributions made by CCHBC Group in respect of the financial years ended 31 December 2012, 2011 and 2010 were as follows:

  •
  in respect of the financial year ended 31 December 2012, €0.34 per share (€124.7 million in aggregate) was paid by way of dividend.

  •
  in respect of the financial year ended 31 December 2011, €0.34 per share (€124.6 million in aggregate) was paid by way of capital return; no dividend was paid; and

  •
  in respect of the financial year ended 31 December 2010, €0.50 per share (€183.2 million in aggregate) was paid by way of capital return; no dividend was paid.

Dividends paid historically are not necessarily representative of dividends to be paid in the future.

Share Capital

Share capital and denomination

        As of 31 December 2013, CCHBC had a share capital with nominal value of CHF 2,463,524,507.50 divided into 367,690,225 ordinary registered shares with a par value of CHF 6.70 each, all of which is paid-up. No specific classes of stock are provided for in the Articles and no special rights attach to any CCHBC Ordinary Shares. As of 31 December 2013, CCHBC held 3,445,060 CCHBC Ordinary Shares in treasury. Under Swiss law, the voting rights of such shares are suspended for so long as they are held in treasury.

        In addition, CCHBC as of 31 December 2013 had conditional capital of a maximum of CHF 237,567,012.10 consisting of up to 35,457,763 shares with a par value of CHF 6.70 each. This conditional capital can be used for employee options (including options issued to members of the Board, members of the management, employees or advisers of CCHBC, its subsidiaries and other affiliated companies). The Board of Directors has broad authority to specify the terms and conditions of the employee options, and the advance subscription rights of the shareholders relating to such options are excluded.

Development in share capital—Coca-Cola Hellenic Bottling Company S.A.

Date	Transaction	Total number of shares	Par value	Nominal increase (decrease) in euro	Share capital in euro
20 March 2000	Issue of shares(1)	142,938,836	€0.29 per share	392.08	41,948,301.10
9 August 2000	Issue of shares(2)	236,668,596	€0.29 per share	27,506,899.49	69,455,200.59
22 November 2001	Capitalisation of reserves(3)	236,668,596	€0.30 per share	1,545,378.21	71,000,578.80
20 May 2002	Capitalisation of reserves(4)	236,668,596	€0.31 per share	2,366,685.96	73,367,264.76
1 October 2003	Leveraged re-capitalisation(5)	236,668,596	€2.50 per share	518,304,225.24	591,671,490.00
10 November 2003	Leveraged re-capitalisation(5)	236,668,596	€0.50 per share	(473,337,192.00)	118,334,298.00
23 December 2003	Issue of shares(6)	236,925,277	€0.50 per share	128,340.50	118,462,638.50
22 December 2004	Issue of shares(7)	238,260,129	€0.50 per share	667,426.00	119,130,064.50
21 December 2005	Issue of shares(8)	240,692,002	€0.50 per share	1,215,936.50	120,346,001.00
20 December 2006	Issue of shares(9)	242,067,916	€0.50 per share	687,957.00	121,033,958.00
15 October 2007	Capitalisation of reserves(10)	363,101,874	€0.50 per share	60,516,979.00	181,550,937.00
20 November 2007	Issue of shares(11)	363,738,357	€0.50 per share	318,241.50	181,869,178.50
28 February 2008	Issue of shares(12)	364,563,189	€0.50 per share	412,416.00	182,281,594.50
13 May 2008	Issue of shares(13)	365,373,700	€0.50 per share	405,255.50	182,686,850.00
7 August 2008	Issue of shares(14)	365,402,097	€0.50 per share	14,198.50	182,701,048.50
28 August 2009	Issue of shares(15)	365,407,848	€0.50 per share	2,875.50	182,703,924.00
16 October 2009	Capitalisation of reserves(16)	365,407,848	€1.50 per share	548,111,772.00	730,815,696.00
16 October 2009	Re-capitalisation(16)	365,407,848	€1.50 per share	(548,111,772.00)	182,703,924.00
23 November 2009	Issue of shares(17)	365,539,075	€0.50 per share	65,613.50	182,769,537.50
26 February 2010	Issue of shares(18)	365,702,429	€0.50 per share	81,677.00	182,851,214.50
17 May 2010	Issue of shares(19)	365,864,092	€0.50 per share	80,831.50	182,932,046.00
24 August 2010	Issue of shares(20)	365,966,792	€0.50 per share	51,350.00	182,983,396.00
25 November 2010	Issue of shares(21)	366,136,440	€0.50 per share	84,824.00	183,068,220.00
21 February 2011	Issue of shares(22)	366,490,952	€0.50 per share	177,256.00	183,245,476.00
6 May 2011	Capitalisation of reserves(23)	366,490,952	€2.00 per share	549,736,428.00	732,981,904.00
6 May 2011	Re-capitalisation(23)	366,490,952	€1.50 per share	(183,245,476.00)	549,736,428.00
30 May 2011	Issue of shares(24)	366,512,946	€1.50 per share	32,991.00	549,769,419.00
10 August 2011	Issue of shares(25)	366,541,695	€1.50 per share	43,123.50	549,812,542.50
15 November 2011	Issue of shares(26)	366,542,008	€1.50 per share	469.50	549,813,012.00
24 February, 2012	Issue of shares(27)	366,547,342	€1.50 per share	8,001.00	549,821,013.00
25 June, 2012	Capital return(28)	366,547,342	€1.16 per share	(124,626,096.28)	425,194,916.72
25 June, 2012	Extinguishment of accumulated losses of the parent company(28)	366,547,342	€1.01 per share	(54,982,101.30)	370,212,815.42
27 August, 2012	Issue of shares(29)	366,553,507	€1.01 per share	6,226.65	370,219,042.07

(1)
Issued in connection with the absorption by way of merger of 3I S.A., previously a wholly owned subsidiary of Kar-Tess Group, by us. The merger, which became effective on 3 April 2000, involved the simultaneous issuance of 17,035,610 of Coca-Cola Hellenic Shares to Kar-Tess Group and the cancellation of 17,034,274 Coca-Cola Hellenic Shares held by 3I S.A. at the time.

(2)
Issued pursuant to the scheme of arrangement for the acquisition of Coca-Cola Beverages plc. This increase was initially approved by the extraordinary general meeting of the shareholders held on 19 April 2000, which authorised an increase in Coca-Cola Hellenic Bottling Company S.A.'s share capital of up to €33,000,242.70 depending on the amount actually paid up. The extraordinary general meeting of the shareholders held on 9 August 2000 determined this amount to be €27,506,899.49 and amended the articles of association accordingly.

(3)
Approved at an extraordinary general meeting of the shareholders held on 22 November 2001, in connection with a resolution to increase the par value of Coca-Cola Hellenic Bottling Company S.A.'s shares from GRD100, or €0.29, to GRD102.225 or € 0.30, in order to convert Coca-Cola Hellenic Bottling Company S.A.'s share capital to euro as required by Greek law. The amount of the share capital increase was paid through the capitalisation of a share premium reserve of €1,545,378.21 in Coca-Cola Hellenic Bottling Company S.A.'s financial statements for the year ended 31 December 2001.

(4)
Approved at the Annual General Meeting of the shareholders held on 20 May 2002, in connection with a resolution to increase the par value of Coca-Cola Hellenic Bottling Company S.A.'s shares from €0.30 to €0.31, in order to increase Coca-Cola Hellenic Bottling Company S.A.'s share capital by the amount of €2,366,685.96, which resulted from a revaluation of Coca-Cola Hellenic Bottling Company S.A.'s land and buildings as required by Article 21 of Law 2065/92.

(5)
On 19 August 2003, Coca-Cola Hellenic Bottling Company S.A. announced its intention to effect a leveraged re-capitalisation with a view towards improving the efficiency of its capital structure. In connection with the leveraged re-capitalisation, Coca-Cola Hellenic Bottling Company S.A. held an extraordinary general meeting on 15 September 2003, which approved a share capital increase through the capitalisation of € 518,304,225.24 of additional paid-in capital (reflecting an increase of the par value of Coca-Cola Hellenic Shares from €0.31 to €2.50 per share). This capital increase was approved by the Greek Ministry of Development on 24 September 2003 and consummated on 1 October 2003 with the payment of certain related taxes. On 1 October 2003, the Board called a second extraordinary general meeting which took place on 31 October 2003 and which approved a share capital decrease of € 473,337,192.00 (reflecting a decrease of the par value of Coca-Cola Hellenic Shares from €2.50 to €0.50 per share) and the return of € 2.00 per Coca-Cola Hellenic Share to shareholders. The capital decrease was approved by the Greek Ministry of Development on 10 November 2003 and the Athens Exchange was duly notified at its Board meeting of 14 November 2003. The capital return payment to the shareholders began on 5 December 2003. As at 31 December 2003, €472.9 million had been returned to the shareholders. The leveraged re-capitalisation resulted in a capital return of €2.00 per ordinary share to all of the shareholders. The capital return and the payment of taxes and related expenses of €4.0 million were financed with the net proceeds from the offering of $900.0 million notes. The Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries issued these notes in September 2003, through CCH's 100% owned subsidiary Coca-Cola HBC Finance B.V. by means of a private, in the United States, and offshore placement in an aggregate principal amount of $500.0 million due in 2013 and in an aggregate principal amount of $400.0 million due in 2015. In December 2003, Coca-Cola Hellenic Bottling Company S.A. made an exchange offer in order to effect the exchange of the privately placed notes for similar notes registered with the SEC. Acceptances under the offer, which was finalised in February 2004, were $898.1 million.

(6)
On 23 December 2003, the Board resolved to increase Coca-Cola Hellenic Bottling Company S.A.'s share capital by 256,681 Coca-Cola Hellenic Shares, following the exercise of stock options by option holders pursuant to Coca-Cola Hellenic Bottling Company S.A.'s stock option plan. Total proceeds from this issue of shares were €3,371,556.03.

(7)
On 22 December 2004, the Board resolved to increase Coca-Cola Hellenic Bottling Company S.A.'s share capital by 1,334,852 Coca-Cola Hellenic Shares, following the exercise of stock options by option holders pursuant to Coca-Cola Hellenic Bottling Company S.A.'s stock option plan. Total proceeds from this issue of shares were €19,211,254.97.

(8)
On 21 December 2005, the Board resolved to increase Coca-Cola Hellenic Bottling Company S.A.'s share capital by 2,431,873 Coca-Cola Hellenic Shares, following the exercise of stock options by option holders pursuant to Coca-Cola Hellenic Bottling Company S.A.'s stock option plan. Total proceeds from this issue of shares were €36,655,271.38.

(9)
On 21 December 2006, the Board resolved to increase Coca-Cola Hellenic Bottling Company S.A.'s share capital by 1,375,914 Coca-Cola Hellenic Shares, following the exercise of stock options by option holders pursuant to Coca-Cola Hellenic Bottling Company S.A.'s stock option plan. Total proceeds from this issue of shares were €22,634,670.71.

(10)
The shareholders approved on 15 October 2007 a share capital increase of €60,516,979 through the partial capitalisation of the share premium reserve and the issuance of 121,033,958 new ordinary bearer shares. The new shares were delivered to the shareholders in a ratio of one (1) new share for every two (2) existing shares. Following the completion of the above share capital increase Coca-Cola Hellenic Bottling Company S.A.'s share capital amounted to € 181,550,937, divided into 363,101,874 shares of a nominal value of €0.50 each. On 24 October 2007, the Greek Ministry of Development approved the share capital increase and Coca-Cola Hellenic Bottling Company S.A. filed required documents with the Hellenic Capital Markets Commission and the Athens Exchange. On 8 November 2007, the Athens Exchange approved the bonus issuance. According to Greek capital markets legislation, shareholders entitled to receive the bonus shares were those holding Coca-Cola Hellenic Bottling Company S.A.'s shares at the closing of trading on 13 November 2007. Coca-Cola Hellenic Bottling Company S.A.'s shares opened on an adjusted basis on 14 November 2007. The new shares were credited to the SAT accounts of the shareholders and began trading on 20 November 2007. The stock split was retroactively reflected in Coca-Cola Hellenic Bottling Company S.A.'s historical basic and diluted earnings per share when the stock split was effected.

(11)
On 20 November 2007, the Board resolved to increase Coca-Cola Hellenic Bottling Company S.A.'s share capital by 636,483 Coca-Cola Hellenic Shares, following the exercise of stock options by option holders pursuant to Coca-Cola Hellenic Bottling Company S.A.'s stock option plan. Total proceeds from the issue of shares were €8,677,840.

(12)
On 28 February 2008, the Board resolved to increase Coca-Cola Hellenic Bottling Company S.A.'s share capital by 824,832 Coca-Cola Hellenic Shares, following the exercise of stock options by option holders pursuant to Coca-Cola Hellenic Bottling Company S.A.'s stock option plan. Total proceeds from the issue of shares were €11,641,787.

(13)
On 13 May 2008, the Board resolved to increase Coca-Cola Hellenic Bottling Company S.A.'s share capital by 810,511 Coca-Cola Hellenic Shares, following the exercise of stock options by option holders pursuant to Coca-Cola Hellenic Bottling Company S.A.'s stock option plan. Total proceeds from the issue of shares were €9,218,941.

(14)
On 7 August 2008, the Board resolved to increase Coca-Cola Hellenic Bottling Company S.A.'s share capital by 28,397 Coca-Cola Hellenic Shares, following the exercise of stock options by option holders pursuant to Coca-Cola Hellenic Bottling Company S.A.'s stock option plan. Total proceeds from the issue of shares were €325,343.

(15)
On 11 August 2009, the Board resolved to increase Coca-Cola Hellenic Bottling Company S.A.'s share capital by 5,751 Coca-Cola Hellenic Shares, following the exercise of stock options by option holders pursuant to Coca-Cola Hellenic Bottling Company S.A.'s stock option plan. Total proceeds from the issue of shares were €64,042.

(16)
On 18 September 2009, Coca-Cola Hellenic Bottling Company S.A. announced proposals for a re-capitalisation, which resulted in a capital return of €548.1 million to the shareholders, i.e. €1.50 per share. At the extraordinary general meeting held on 16 October 2009, the shareholders approved an increase of Coca-Cola Hellenic Bottling Company S.A.'s share capital by €548.1 million, through the partial capitalisation of the share premium reserve and an increase in the nominal value of each share by €1.50 per share. At the same extraordinary general meeting, the shareholders also approved the decrease of Coca-Cola Hellenic Bottling Company S.A.'s share capital by €548.1 million, through a reduction of the nominal value of the shares by €1.50 per share and an equal amount of capital was returned to the shareholders in cash. Following shareholders and regulatory approval, Coca-Cola Hellenic Bottling Company S.A. realised the capital return on 2 December 2009.

(17)
On 10 November 2009, the Board resolved to increase Coca-Cola Hellenic Bottling Company S.A.'s share capital by 131,227 Coca-Cola Hellenic Shares, following the exercise of stock options by option holders pursuant to Coca-Cola Hellenic Bottling Company S.A.'s stock option plan. Total proceeds from the issue of shares were €1,702,869.

(18)
On 9 February 2010, the Board resolved to increase Coca-Cola Hellenic Bottling Company S.A.'s share capital by 163,354 Coca-Cola Hellenic Shares, following the exercise of stock options by option holders pursuant to Coca-Cola Hellenic Bottling Company S.A.'s stock option plan. Total proceeds from the issue of shares were €1,540,582.

(19)
On 4 May 2010, the Board resolved to increase Coca-Cola Hellenic Bottling Company S.A.'s share capital by 161,663 Coca-Cola Hellenic Shares, following the exercise of stock options by option holders pursuant to Coca-Cola Hellenic Bottling Company S.A.'s stock option plan. Total proceeds from the issue of shares were €1,656,788.

(20)
On 3 August 2010, the Board resolved to increase Coca-Cola Hellenic Bottling Company S.A.'s share capital by 102,700 Coca-Cola Hellenic Shares, following the exercise of stock options by option holders pursuant to Coca-Cola Hellenic Bottling Company S.A.'s stock option plan. Total proceeds from the issue of shares were €891,368.

(21)
On 2 November 2010, the Board resolved to increase Coca-Cola Hellenic Bottling Company S.A.'s share capital by 169,648 Coca-Cola Hellenic Shares, following the exercise of stock options by option holders pursuant to Coca-Cola Hellenic Bottling Company S.A.'s stock option plan. Total proceeds from the issue of shares were €1,644,777.

(22)
On 21 February 2011, the Board resolved to increase Coca-Cola Hellenic Bottling Company S.A.'s share capital by 354,512 Coca-Cola Hellenic Shares, following the exercise of stock options by option holders pursuant to Coca-Cola Hellenic Bottling Company S.A.'s stock option plan. Total proceeds from the issue of shares were €4,250,840.

(23)
On 6 May 2011, the Annual General Meeting of shareholders resolved to reorganise its share capital. Coca-Cola Hellenic Bottling Company S.A.'s share capital increased by an amount equal to €549.7 million. The increase was performed by capitalising the share premium reserve and increasing the nominal value of each share from €0.50 to €2.00. Coca-Cola Hellenic Bottling Company S.A.'s share capital was subsequently decreased by an amount equal to €183.2 million by decreasing the nominal value of each share from €2.00 to €1.50, and distributing such €0.50 per share difference to shareholders in cash.

(24)
On 30 May 2011, the Board resolved to increase Coca-Cola Hellenic Bottling Company S.A.'s share capital by 21,994 Coca-Cola Hellenic Shares, following the exercise of stock options by option holders pursuant to Coca-Cola Hellenic Bottling Company S.A.'s stock option plan. Total proceeds from the issue of shares were €252,479.

(25)
On 10 August 2011, the Board resolved to increase Coca-Cola Hellenic Bottling Company S.A.'s share capital by 28,749 Coca-Cola Hellenic Shares, following the exercise of stock options by option holders pursuant to Coca-Cola Hellenic Bottling Company S.A.'s stock option plan. Total proceeds from the issue of shares were €221,080.

(26)
On 15 November 2011, the Board resolved to increase Coca-Cola Hellenic Bottling Company S.A.'s share capital by 313 Coca-Cola Hellenic Shares, following the exercise of stock options by option holders pursuant to Coca-Cola Hellenic Bottling Company S.A.'s stock option plan. Total proceeds from the issue of shares were €2,407.

(27)
On February 24, 2012, Coca-Cola Hellenic Bottling Company S.A.'s board of directors resolved to increase its share capital by 5,334 Coca-Cola Hellenic Shares, following the exercise of stock options by option holders pursuant to the Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries' stock option plan. Total proceeds from the issue of shares were €49,926.

(28)
On 25 June 2012, Coca-Cola Hellenic Bottling Company S.A.'s annual general meeting of shareholders resolved to decrease its share capital by the amount of €124.6 million by decreasing the nominal value of its shares by €0.34 per share, from €1.50 to €1.16 per share, and to the return of the amount of the decrease to its shareholders in cash, i.e. a return of € 0.34 per share. On the same date, it was resolved to decrease its share capital by the amount of €55.0 million by decreasing the nominal value of its shares by €0.15 per share, from €1.16 to €1.01 per share, in order to extinguish accumulated losses of the parent company, in an equal amount.

(29)
On August 27, 2012, Coca-Cola Hellenic Bottling Company S.A.'s board of directors resolved to increase its share capital by 6,165 Coca-Cola Hellenic Shares, following the exercise of stock options by option holders pursuant to its stock option plan. Total proceeds from the issue of shares were €55,608.

Development in issued share capital—CCHBC

Date	Transaction	Total number of shares	Par value	Nominal increase (decrease) in CHF	Share capital in CHF
19 September 2012	Incorporation	1,000,000	CHF 0.10 per share	100,000	100,000
25 April 2013	Reverse split and cancellation of shares(1)	14,925	CHF 6.70 per share	2.50	99,997.50
25 April 2013	Issue of shares(2)	355,023,939	CHF 6.70 per share	2,378,560,393.80	2,378,660,391.30
17 June 2013	Issue of shares(3)	366,491,145	CHF 6.70 per share	76,830,280.20	2,455,490,671.50
25 April 2013 to 31 December 2013	Issue of shares(4)	367,690,225	CHF 6.70 per share	8,033,836.00	2,463,524,507.50

(1)
On 25 April 2013 the extraordinary shareholders' meeting of CCHBC resolved to decrease the share capital of CCHBC in the amount of CHF 2.50 from CHF100,000.00 to CHF 99,997.50 subject to a simultaneous capital increase.

(2)
On 25 April 2013 the extraordinary shareholders' meeting of CCHBC resolved to increase the share capital of CCHBC by CHF 2,378,560,393.80 through the issuance of 355,009,014 registered shares with a nominal value of CHF 6.70 each. The newly issued registered shares were paid up by way of contribution-in-kind of the Coca-Cola Hellenic Shares tendered in the Share Exchange Offer.

(3)
On 17 June 2013 the Board resolved to increase the share capital of CCHBC in the amount of CHF76,830,280.20 out of authorised capital from CHF2,378,660,391.30 to CHF2,455,490,671.50 through the issuance of 11,467,206 registered shares with a par value of CHF6.70. The newly issued registered shares were paid up by way of contribution-in-kind of the Coca-Cola Hellenic Shares that were subject to the squeeze-out procedure initiated by CCHBC after completion of the Share Exchange Offer and whose holders either elected to receive shares or did not make any election.

(4)
Issued in connection with the exercise of 1,199,080 option rights under CCHBC's conditional capital during the period from 25 April 2013 until 31 December 2013.

        For additional information on the share capital changes, see section "Performance Summary—Selected Financial Data" as well as section "Information on the CCHBC Group—Share Exchange Offer".

Shareholder taxation information

Swiss Taxation

Introduction

        The following is a summary of material Swiss tax considerations that may be relevant to the ownership and disposition of CCHBC Ordinary Shares or CCHBC ADS. The summary does not purport to be nor should it be relied upon as a comprehensive description or analysis of all the tax considerations which may be relevant to a decision to hold the CCHBC Ordinary Shares.

        This summary is based on tax laws and regulations in effect in Switzerland at the date of this annual report which are subject to change. Potential purchasers should consult their own tax advisers concerning the overall Swiss tax (including Swiss capital gains, inheritance and gift tax), possible changes therein or other tax consequences of the ownership and disposition of CCHBC Ordinary Shares or CCHBC ADS.

Corporate taxation

        Under Swiss tax law, a Swiss resident company is generally subject to income tax at federal, cantonal and communal levels on its worldwide income and to net capital tax at the cantonal and communal levels. The federal corporate income tax is levied at a flat rate of 8.5% on the taxable income. Because taxes are deductible, the effective federal corporate income tax rate is approximately 7.83%. Cantonal/communal tax rates vary widely. The total effective maximum tax burden, which consists of federal, cantonal and communal taxes, ranges from 12% to 24%, depending on the canton and commune in which the entity is located.

        However, a holding company (meeting the requirements of the applicable cantonal tax law) is exempt from cantonal and communal income tax and is therefore only subject to Swiss federal income tax and to net capital tax at the cantonal and communal levels. At federal level, qualifying net dividend income and net capital gains on the sale of qualifying investments in subsidiaries is effectively indirectly exempt from federal income tax (based on the participation relief regime). Consequently, the Company expects dividends from its subsidiaries and capital gains from sales of investments in its subsidiaries to be effectively exempt from federal income tax. Apart from the participation relief, the holding company's residual income will be subject to ordinary income taxation at a statutory tax rate of 8.5% (corresponding to an effective tax rate of approximately 7.83%).

Taxation of dividends

Swiss Withholding Tax

        Any dividend and similar cash or in-kind distributions of profit and reserves (other than qualifying reserves) made by a Swiss company in respect of CCHBC Ordinary Shares, including stock dividends and the distribution of any liquidation proceeds in excess of nominal share capital and qualifying reserves, will be subject to withholding tax in Switzerland ("Swiss Withholding Tax") imposed on the gross amount at the current rate of 35%.

        For distributions subject to Swiss withholding tax, CCHBC may only pay out 65% of the gross amount of any dividend and similar distributions to the holders of CCHBC Ordinary Shares. A portion equal to 35% of the gross amount of such dividends and similar distributions must be paid to the Swiss Federal Tax Administration. The redemption of CCHBC Ordinary Shares may under certain circumstances (in particular, if CCHBC Ordinary Shares are redeemed for subsequent cancellation) be taxed as a partial liquidation for Swiss withholding tax purposes, with the effect that Swiss withholding tax at the current rate of 35% is due on the difference between the redemption price and nominal value plus proportionate qualifying reserves of the redeemed CCHBC Ordinary Shares.

        Certain distributable reserves may be recorded as "qualifying reserves" (contributions received from shareholders) in the "reserves from capital contributions", as part of the general legal reserves (allgemeine gesetzliche Reserven), and notified with form 170 to the Swiss Federal Tax Administration. In particular, share premium may be booked into a qualifying reserve. Under the applicable capital contribution principle, the repayment of all qualifying capital contributions made by the investors will be withholding tax-exempt provided that such capital contributions have been made after 31 December 1996 and notified to and approved by the Swiss Federal Tax Administration. It is at the discretion of the CCHBC's shareholders to decide (at a shareholders' meeting) whether to distribute a dividend out of qualifying reserves free of Swiss withholding tax and/or out of profit/retained earnings/non-qualifying reserves subject to Swiss withholding tax. Once cumulative distributions exceed the qualifying reserves, any distributions paid will be subject to Swiss withholding tax. To the extent that additional shares are issued in the future, the value of the distributions which can be made free of Swiss Withholding Tax will be increased by an amount corresponding to the total nominal share capital and paid-in capital/share premium of the shares issued.

        Non-Swiss resident beneficiaries of dividends and similar distributions, which were subject to Swiss withholding tax may be entitled to a partial or full credit and/or refund of the Swiss withholding tax in accordance with any applicable double taxation convention between Switzerland and the beneficiary's country of tax residence.

        US resident beneficiaries of dividends and similar distributions in respect of CCHBC may be entitled to a full or partial refund of the Swiss withholding tax in accordance with the double taxation convention between Switzerland and the United States of America (referred to as "US Convention").

The US Convention provides for a full or partial refund of the Swiss withholding tax, if, inter alia, the following criteria are met:

  •
  the holder of CCHBC Ordinary Shares or CCHBC ADS of the CCHBC is the beneficial owner at the time the dividend is due; and

  •
  the holder is a US resident; and

  •
  the holder is entitled to apply the refund procedure pursuant to art. 22 of the US Convention.

        The applicable refund with respect to the Swiss withholding tax will amount to:

  •
  30 percent, if the beneficiary holds a qualifying participation of a least of 15 percent (residual tax of 5 percent);

  •
  20 percent, if the beneficiary does not hold a qualifying participation (residual tax of 10 percent);

  •
  35 percent, if the beneficiary qualifies as pension fund pursuant to art. 28 sect. 4 lit. b of the US Convention.

        The official forms 82 C/82 E/82 I/82 R to apply for a refund can be found on the website of the Swiss Federal Tax Administration available at: http://www.estv.admin.ch/verrechnungssteuer/dienstleistungen/00253/00626 /index.html?lang=en. The duly completed form has to be sent to the Federal Tax Administration no later than the December 31 of the third year following upon the calendar year in which the income became due.

        Swiss resident beneficiaries of taxable dividends and similar distributions are entitled to full subsequent relief of the Swiss withholding tax, either through a tax refund or tax credit against their income tax liability, if they duly report the underlying income in their tax returns or financial statements used for tax purposes, as the case may be, and if there is no tax avoidance.

Income tax for non-Swiss individuals and non-Swiss legal entities

        A holder of CCHBC Ordinary Shares who is not a Swiss resident for tax purposes will not be liable for any Swiss income or profit taxes on dividends and similar distributions with respect to the CCHBC Ordinary Shares, unless the CCHBC Ordinary Shares are attributable to a permanent establishment or a fixed place of business maintained in Switzerland by such non-Swiss resident (as described below).

Income tax for individuals

        An individual who is resident in Switzerland for tax purposes and holds CCHBC Ordinary Shares as part of his or her private assets and who receives dividends and similar distributions (including stock dividends and liquidation proceeds in excess of nominal share capital and qualifying reserves) from a Swiss company must include this income in his or her personal tax return and will be subject to federal, cantonal and communal income tax on any net taxable income for the relevant tax period. However, dividends and similar distributions out of qualifying reserves and repayments of the nominal share capital will not be subject to federal, cantonal and communal income tax. The direct federal tax on dividends and similar distributions (including stock dividends and liquidation proceeds in excess of nominal share capital and qualifying reserves) from the Company is reduced to 60% of regular taxation if the investment amounts to at least 10% of nominal share capital. Most cantons have introduced a similar partial taxation on a cantonal and communal level.

        Swiss resident individuals holding CCHBC Ordinary Shares as business assets, as well as non-Swiss resident individuals holding the shares as part of a permanent establishment or a fixed place of business are required to include all taxable distributions received on the CCHBC Ordinary Shares in their income statements and will be subject to federal, cantonal and communal income tax on any net taxable income for the relevant tax period. The direct federal tax on all taxable distributions received on the CCHBC Ordinary Shares is reduced to 50% of regular taxation if the investment is held as a business asset in terms of Swiss tax law and amounts to at least 10% of the nominal share capital. Most cantons have introduced a similar partial taxation on a cantonal and communal level.

Income tax for legal entities

        Legal entities resident in Switzerland and non-Swiss resident legal entities holding CCHBC Ordinary Shares as part of a Swiss permanent establishment are required to include all taxable distributions received on the CCHBC Ordinary Shares in their income statement relevant for profit tax purposes and will be subject to federal, cantonal and communal corporate profit tax on any net taxable earnings for such period. A Swiss corporation or co-operative, or a non-Swiss corporation or co-operative holding CCHBC Ordinary Shares as part of a Swiss permanent establishment, may, under certain circumstances, benefit from taxation relief (participation relief) with respect to distributions, provided such CCHBC Ordinary Shares represent at the time of the distribution at least 10% of the share capital or 10% of the profit and reserves, respectively, or a fair market value of at least 1 million Swiss francs.

Net Worth and Capital Taxes

        Swiss resident individuals or individuals who are non-Swiss resident holding CCHBC Ordinary Shares as part of a Swiss permanent establishment or fixed place of business situated in Switzerland, are required to include CCHBC Ordinary Shares in assets which are subject to cantonal and communal net worth taxes. No net worth tax is levied at the federal level. A holder of CCHBC Ordinary Shares who is not a resident of Switzerland for tax purposes will not be liable for any net wealth and capital taxes with respect to the CCHBC Ordinary Shares (including Coca-Cola Hellenic Bottling Company S.A. shares represented by Coca-Cola Hellenic Bottling Company S.A. ADSs), unless the CCHBC Ordinary Shares are attributable to a permanent establishment or a fixed place of business maintained in Switzerland by such non-Swiss resident (as described above).

        Legal entities resident in Switzerland or non-Swiss resident legal entities with a Swiss permanent establishment are subject to cantonal and communal capital tax. The cantonal and communal capital tax is levied on the basis of the taxable equity of the legal entities. No capital tax is levied at the federal level.

Taxation of capital gains

Non-resident individuals and legal entities

        Individuals and legal entities which are not Swiss residents for tax purposes and do not hold CCHBC Ordinary Shares as part of a Swiss business operation or a Swiss permanent establishment or fixed place of business situated in Switzerland are generally not subject to Swiss income or profit taxes on gains realised upon the disposal of the ordinary shares.

Income tax for individuals

        Individuals who are resident in Switzerland for tax purposes and hold CCHBC Ordinary Shares as part of their private assets generally are exempt from Swiss federal, cantonal and communal taxes with respect to capital gains realised upon the sale or other disposal of CCHBC Ordinary Shares, unless such individuals are qualified as professional securities dealers for income tax purposes. Under certain circumstances, share sale proceeds of a private individual may be recharacterised into taxable investment income. Upon a repurchase of CCHBC Ordinary Shares, the portion of the repurchase price in excess of the nominal amount and qualifying reserves may be classified as taxable investment income if the ordinary shares repurchased are not sold within a six-year period or if CCHBC Ordinary Shares are repurchased for a capital reduction.

        Capital gains realised by an individual on CCHBC Ordinary Shares that are held as part of his or her business assets are subject to income taxation and social security contributions. Capital gains realised by individuals who, for income tax purposes, are classified as professional securities dealers are subject to income taxation and social security contributions, too. Certain reductions or partial taxation may be available for capital gains realised upon the sale of ordinary shares if certain conditions are met. The entitlement of shareholders to such reductions must be assessed on an individual basis and shareholders should consult their own legal, financial or tax advisers.

Income tax for legal entities

        Capital gains upon the sale or other disposal of CCHBC Ordinary Shares realised by legal entities resident in Switzerland for tax purposes or foreign legal entities holding CCHBC Ordinary Shares as part of a Swiss permanent establishment are generally subject to ordinary profit taxation. A Swiss corporation or co-operative, or non-Swiss corporation or co-operative holding CCHBC Ordinary Shares as part of a Swiss permanent establishment, may, under certain circumstances, benefit from taxation relief on capital gains realised upon the disposal of CCHBC Ordinary Shares, provided such CCHBC Ordinary Shares were held for at least one year and the shareholder disposes of at least 10% of the share capital or 10% of the profit and reserves, respectively. Subsequent sales can be less than 10% of the nominal share capital in order to qualify for the participation relief, provided the fair market value of the ordinary shares held as per the previous financial year end prior to this sale amounts to at least CHF 1 million.

Securities transfer tax and charges

        The transfer of any CCHBC Ordinary Shares may be subject to Swiss securities transfer tax at a current rate of 0.15% if such transfer occurs through or with a Swiss or Liechtenstein bank or securities dealer as defined in the Swiss Federal Stamp Tax Act. The issuance of shares as well as the payment of dividends does not lead to transfer tax.

One-time capital issuance tax

        The issuance of shares may be subject to Swiss one-time capital issuance tax at a rate of 1%. The transfers of shares or dividend distributions are not subject to one-time capital issuance tax.

Gift and inheritance taxes

        The transfer of shares may be subject to cantonal and/or communal gift or inheritance taxes if the donor is, or the deceased was, resident for tax purposes in a canton levying such taxes. Due to the taxation competency of the cantons/municipalities, the tax rates vary widely (i.e. between 0% and 55%). No gift and inheritance taxes are levied on federal level.

United Kingdom Taxation

        This section summarises the material UK tax consequences of ownership of CCHBC Ordinary Shares and CDIs representing CCHBC Ordinary Shares ("CCHBC CDIs"). It is intended only as a general guide and does not purport to be a complete analysis of all potential UK tax consequences of holding CCHBC Ordinary Shares.

        This section is based on current UK tax law in England and Wales and what is understood to be the current practice of HM Revenue & Customs ("HMRC") as at the date of this annual report, both of which are subject to change, possibly with retroactive effect. This section applies only to holders of

CCHBC Ordinary Shares who are resident (and, in the case of individuals, domiciled) for tax purposes in the UK ("UK Holders") (except insofar as express reference is made to the treatment of non-UK-residents), who hold their shares as an investment, and who are the absolute beneficial owners thereof and of any dividends paid in respect of them.

        This section does not address all possible tax consequences relating to an investment in CCHBC Ordinary Shares. Certain types of shareholders, such as traders, brokers, dealers, banks, financial institutions, partnerships, trusts, insurance companies, investment companies, collective investment schemes, tax-exempt organisations, persons connected with CCHBC, persons holding the shares in an individual savings account or a self-invested personal pension or as part of hedging or conversion transactions, shareholders who have (or are deemed to have) acquired their shares by virtue of an office or employment and shareholders who control or hold (either alone or together with one or more associated persons) directly or indirectly more than 10% of the voting rights or any class of share capital of CCHBC may be subject to special rules and this summary does not apply to such shareholders.

        Shareholders or prospective shareholders who are in any doubt about their tax position or who are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom are recommended to seek the advice of professional advisers in relation to their taxation obligations.

Taxation of dividends

        The following paragraphs apply equally to holders of CCHBC Ordinary Shares and CCHBC CDIs Holders.

Withholding tax

        Dividend payments may be made without withholding or deduction for or on account of UK income tax.

Individual UK Holders

        Dividends received by individual UK Holders will be subject to UK income tax. The dividend is taxable in the tax year when the dividend is payable. The tax is charged on the gross amount of any dividend paid as increased for any UK tax credit available as described below (the "gross dividend"). A UK Holder must include any foreign tax withheld (which cannot otherwise be refunded) from the dividend payment in the gross dividend even though the holder does not in fact receive it.

        Subject to certain limitations, any non-UK tax withheld and paid over to a non-UK taxing authority will be eligible for credit against a UK Holder's UK tax liability except to the extent that a refund of the tax withheld is available to the holder under non-UK tax law or under an applicable tax treaty.

        A UK Holder who is an individual and who receives a dividend from CCHBC will be entitled to a tax credit which may be set off against the shareholder's total income tax liability. The tax credit will be equal to one-ninth of the amount of the dividend received including any foreign tax withheld (or 10% of the aggregate of that dividend and tax credit). The UK income tax regime applies progressive rates of tax according to the amount of an individual's taxable income. Dividends are treated as the top slice of an individual's income.

        An individual UK Holder who is subject to income tax at a rate or rates not exceeding the basic rate will be liable to tax on the gross dividend at the rate of 10% and will therefore have no UK income tax liability to pay. Where the tax credit exceeds the UK Holder's tax liability, the UK Holder cannot claim repayment of the tax credit from HMRC.

        An individual UK Holder who is subject to income tax at the higher rate or the additional rate will be liable to income tax on the gross dividend at the rate of 32.5% or 37.5% respectively to the extent that the gross dividend, when treated as the top slice of that UK Holder's income, falls above the threshold for higher rate or additional rate income tax. After taking into account the 10% tax credit, a higher rate taxpayer will therefore be liable to additional income tax of 22.5% of the gross dividend, equal to 25% of the dividend ignoring the UK tax credit. After taking into account the 10% tax credit, an additional rate taxpayer will be liable to additional income tax of 27.5% of the gross dividend, which is equal to approximately 30.6% of the dividend ignoring the UK tax credit.

Corporate UK Holders

        Shareholders who are within the charge to UK corporation tax will be subject to corporation tax on dividends paid by CCHBC, unless (subject to special rules for such shareholders that are small companies) the dividends fall within an exempt class and certain other conditions are met. It is expected that the dividends paid by CCHBC on CCHBC Ordinary Shares would normally be exempt for such shareholders, but the position depends partly on the particular circumstances of a shareholder. Shareholders within the charge to UK corporation tax should consult their professional advisers in order to satisfy themselves of the availability of an exemption. Such shareholders will not be able to claim repayment of tax credits attaching to dividends.

Non-UK resident shareholders

        Non-UK resident shareholders will not be liable to income or corporation tax in the United Kingdom on dividends paid on the shares unless the shareholder carries on a trade (or profession or vocation) in the United Kingdom and the dividends are either a receipt of that trade or, in the case of corporation tax, the shares are held by or for a UK permanent establishment through which the trade is carried on. Non-UK resident shareholders will not generally be able to claim repayment from HMRC of any part of the tax credit attaching to dividends paid by CCHBC. A shareholder resident outside the United Kingdom may be subject to non-UK taxation on dividend income under non-UK law. Shareholders who are not resident for tax purposes in the United Kingdom should consult their own professional advisers in relation to their liability to tax on dividends received from CCHBC.

Taxation of disposals

        The following paragraphs apply equally to holders of CCHBC Ordinary Shares and CCHBC CDI Holders.

UK Holders

        A disposal or deemed disposal of CCHBC Ordinary Shares by a shareholder who is (at any time in the relevant UK tax year) a UK Holder, may, depending upon the shareholder's circumstances and subject to any available exemption or relief (such as the annual exempt amount for individuals, or indexation for corporate shareholders), give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains.

        A holder of CCHBC Ordinary Shares who is an individual and who is temporarily not resident in the United Kingdom for a period of less than five complete tax years may, under anti-avoidance legislation, still be liable to UK taxation on his or her return to the United Kingdom on a chargeable gain realised on the disposal or part-disposal of CCHBC Ordinary Shares during the period when he or she is non-UK-resident. For these purposes, a tax year is the period from 6 April in one calendar year to 5 April in the following calendar year.

 Non-UK-resident shareholders

        A disposal of CCHBC Ordinary Shares by a shareholder who is not a UK Holder will not give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains unless that shareholder carries on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment and has used, held or acquired CCHBC Ordinary Shares for the purposes of that trade, profession or vocation or that branch, agency or permanent establishment.

Corporate shareholders

        For corporate shareholders only, indexation allowance on the relevant proportion of the original allowable cost should be taken into account for the purposes of calculating a chargeable gain (but not an allowable loss) arising on a disposal or part-disposal of CCHBC Ordinary Shares.

Stamp duty and SDRT

        No UK stamp duty or SDRT will arise on the issue of CCHBC Ordinary Shares in registered form by CCHBC. Provided that CCHBC Ordinary Shares are not registered in any register kept in the United Kingdom, any agreement to transfer CCHBC Ordinary Shares will not be subject to UK SDRT. No UK stamp duty will be payable on the transfer of CCHBC Ordinary Shares, provided that any instrument of transfer is not executed in the United Kingdom and does not relate to any property situate, or to any other matter or thing done or to be done, in the United Kingdom.

        No UK stamp duty or SDRT is payable on the issue of CDIs by the CDI Depositary or the surrender of CDIs to the CDI Depositary.

        No UK stamp duty will arise on transfers of the CDIs within the CREST system. No UK SDRT will arise on transfers of the CDIs within the CREST system provided that: (i) the CDIs are issued in the United Kingdom or registered on a register kept in the United Kingdom; (ii) CCHBC does not exercise its central management and control in the United Kingdom; (iii) CCHBC does not maintain any share register in the United Kingdom; and (iv) CCHBC Ordinary Shares continue to be listed on the LSE or any other stock exchange which is a "recognised stock exchange" for UK tax purposes. It is not intended that any such share register will be kept in the United Kingdom nor that central management and control of CCHBC will be exercised in the United Kingdom.

Inheritance tax

        UK inheritance tax (at rates up to 40%) typically arises in respect of certain lifetime gifts or transfers at an undervalue; or in respect of a deemed transfer on the death of an individual. There are important exemptions, especially for lifetime gifts or transfers at an undervalue.

        A holder of CCHBC Ordinary Shares or CCHBC CDIs who is an individual domiciled outside the United Kingdom will generally not be liable to UK inheritance tax in respect of his or her holding if the register of the relevant securities is maintained outside the United Kingdom. If a register of the relevant securities is maintained within the United Kingdom, then an individual domiciled outside the United Kingdom may be liable to UK inheritance tax. It is intended that no register of CCHBC Ordinary Shares will be kept in the United Kingdom. It is intended that the register of the CDIs will be kept in the United Kingdom.

        Holders of CCHBC Ordinary Shares or CCHBC CDIs who are domiciled in the United Kingdom may be liable to inheritance tax in respect of their holdings of those securities.

        Holders should note that, in particular, a long-stay UK-resident individual may be domiciled in the UK for inheritance tax purposes for a period despite lacking a UK domicile for other UK law purposes.

 United States Taxation

Introduction

        This section describes the material United States federal income tax consequences of owning CCHBC Ordinary Shares or CCHBC ADSs. It applies to you only if you are a US holder, as defined below, and you hold your CCHBC Ordinary Shares or CCHBC ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

  •
  a dealer in securities or currencies;

  •
  a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

  •
  a tax-exempt organisation;

  •
  a life insurance company;

  •
  a person liable for alternative minimum tax;

  •
  a person that actually or constructively owns 10% or more of the voting stock of CCHBC;

  •
  a person that holds CCHBC Ordinary Shares or CCHBC ADSs as part of a straddle or a hedging or conversion transaction;

  •
  a person that purchases or sells CCHBC Ordinary Shares or CCHBC ADSs as part of a wash sale for tax purposes; or

  •
  a person whose functional currency is not the US dollar.

        This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the ADS Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

        In general, and taking into account this assumption, for United States federal income tax purposes, if you hold American Depositary Receipts ("ADRs") evidencing CCHBC ADSs, you will be treated as the owner of CCHBC Ordinary Shares represented by those ADRs. Exchanges of CCHBC Ordinary Shares for ADRs, and ADRs for CCHBC Ordinary Shares, generally will not be subject to United States federal income tax.

        You are a US holder if you are a beneficial owner of CCHBC Ordinary Shares or CCHBC ADSs and you are for United States federal income tax purposes:

  •
  a citizen or resident of the United States;

  •
  a United States domestic corporation;

  •
  an estate whose income is subject to United States federal income tax regardless of its source; or

  •
  a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorised to control all substantial decisions of the trust.

        This section does not apply to you if you are a beneficial owner of CCHBC Ordinary Shares or CCHBC ADSs who is not a United States person for United States federal income tax purposes.

        You should consult your own tax advisor regarding the United States federal, state, local and other tax consequences of owning and disposing of CCHBC Ordinary Shares and CCHBC ADSs in your particular circumstances. Currently, a reciprocal tax treaty, with a protocol thereto, is in effect between the United States and Switzerland. You should consult your tax advisers with respect to the effect of such treaty (and the protocol thereto) on owning and disposing of CCHBC Ordinary Shares or CCHBC ADSs in your particular circumstances.

        If a partnership holds CCHBC Ordinary Shares or CCHBC ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Each such partner having an interest in CCHBC Ordinary Shares or CCHBC ADSs is urged to consult his, her or its own tax advisor.

        This discussion addresses only United States federal income taxation.

Taxation of dividends

        Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, if you are a US holder, the gross amount of any dividend paid by CCHBC out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. You must include any Swiss tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. If you are a non-corporate US holder, dividends paid to you that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold CCHBC Ordinary Shares or CCHBC ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by CCHBC with respect to its CCHBC Ordinary Shares or CCHBC ADSs generally will be qualified dividend income. The dividend is taxable to you when you, in the case of CCHBC Ordinary Shares, or the ADS Depositary, in the case of CCHBC ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends- received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

        The amount of the dividend distribution that you must include in your income as a US holder will be the US dollar value of the euro payments made, determined at the spot euro/US dollar rate on the date the dividend distribution is includable in your income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The currency exchange gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in CCHBC Ordinary Shares or CCHBC ADSs and thereafter as capital gain.

        Dividends will be income from sources outside the United States. Dividends will, depending on your circumstances, generally be either "passive" or "general" income for purposes of computing the foreign tax credit allowable to you. Subject to certain limitations, the Swiss tax withheld and paid over to Switzerland will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to you under Swiss law, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability.

Taxation of capital gains

        Subject to the passive foreign investment company rules discussed below, if you are a US holder and you sell or otherwise dispose of your CCHBC Ordinary Shares or CCHBC ADSs, you will recognise capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that you realise and your tax basis, determined in US dollars, in your CCHBC Ordinary Shares or CCHBC ADSs. Capital gain of a non-corporate US holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive foreign investment company rules

        The CCHBC Group believes that CCHBC Ordinary Shares and CCHBC ADSs should not be treated as stock of a passive foreign investment company, or PFIC, for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.

        In general, if you are a US holder, CCHBC will be a PFIC with respect to you if for any taxable year in which you held CCHBC Ordinary Shares or CCHBC ADSs: (i) at least 75% of CCHBC's gross income for the taxable year is passive income or (ii) at least 50% of the value, determined on the basis of a quarterly average, of CCHBC's assets is attributable to assets that produce or are held for the production of passive income.

        Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income.

        If CCHBC were to be treated as a PFIC, and you are a US holder that did not make a mark-to-market election, you would be subject to special rules with respect to: (i) any gain realised on the sale or other disposition of CCHBC Ordinary Shares or CCHBC ADSs and (ii) any excess distribution that CCHBC makes to you (generally, any distributions during a single taxable year that are greater than 125% of the average annual distributions received in respect of CCHBC Ordinary Shares or CCHBC ADSs during the three preceding taxable years or, if shorter, the holding period for CCHBC Ordinary Shares or CCHBC ADSs).

        Under these rules: (i) the gain or excess distribution will be allocated ratably over the holding period for CCHBC Ordinary Shares or CCHBC ADSs, (ii) the amount allocated to the taxable year in which the US holder realised the gain or excess distribution will be taxed as ordinary income, (iii) the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and (iv) the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year. Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

        Your CCHBC Ordinary Shares or CCHBC ADSs will be treated as stock in a PFIC if CCHBC were a PFIC at any time during your holding period in CCHBC Ordinary Shares or CCHBC ADSs, even if CCHBC is not currently a PFIC.

        If you own CCHBC Ordinary Shares or CCHBC ADSs in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your CCHBC Ordinary Shares or CCHBC ADSs at the end of the taxable year over your adjusted basis in your CCHBC Ordinary Shares or CCHBC ADSs. These amounts of ordinary income will not be eligible for the favourable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your CCHBC Ordinary Shares or CCHBC ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in CCHBC Ordinary Shares or CCHBC ADSs will be adjusted to reflect any such income or loss amounts.

        In addition, notwithstanding any election you make with regard to CCHBC Ordinary Shares or CCHBC ADSs, dividends that you receive from CCHBC would not constitute qualified dividend income to you if CCHBC were a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by CCHBC out of its accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

        If you own CCHBC Ordinary Shares or CCHBC ADSs during any year that CCHBC is a PFIC, you may be required to file an Internal Revenue Service Form 8621.

Offer and listing details

        The following tables set forth, for the periods indicated, the reported high and low market quotations (which represent an average of bid and asked prices) for the CCHBC Ordinary Shares. Prior to the Share Exchange Offer, Coca-Cola Hellenic Bottling Company S.A. shares, were listed on the Athens Stock Exchange, with a secondary listing on the LSE and a listing of the Coca-Cola Hellenic Bottling Company S.A. ADSs on the NYSE. Since the completion of the Share Exchange Offer, the shares of CCHBC have been listed on the LSE, with a parallel listing on the Athens Stock Exchange and a listing of the CCHBC ADSs on the NYSE.

        The market quotations are presented in British pounds for the LSE and in euro for the CCHBC Greek Dematerialised Security System ("DSS") of the Athens Stock Exchange and the closing prices for CCHBC ADSs quoted on the NYSE are presented in US dollars.

Coca-Cola Hellenic Bottling Company S.A.

	US dollars per ADS		Euro per ordinary share
	High	Low	High	Low
Calendar Year
2009	28.10	10.93	18.84	8.80
2010	28.26	19.80	20.98	15.70
2011	30.50	14.76	22.10	11.10
2012	23.57	14.30	18.00	11.30
2013 (through 28 April 2013)	29.35	22.32	22.75	17.00
Calendar Quarter
2012
First Quarter	20.05	16.25	15.45	12.50
Second Quarter	19.89	14.30	15.00	11.30
Third Quarter	19.36	16.60	15.68	13.65
Fourth Quarter	23.57	18.86	18.00	14.83
2013
First Quarter	29.35	23.23	22.75	17.28
Second Quarter (through 28 April 2013)	26.66	22.32	21.10	17.00

CCHBC

	British Pound per ordinary share		US dollars per ADS		Euro per ordinary share
	High	Low	High	Low	High	Low
Calendar Year
2013 (from 29 April 2013)	19.70	14.65	31.78	22.39	23.69	17.20
Calendar Quarter
2013
Second Quarter (from 29 April 2013)	18.75	14.65	27.61	22.39	22.60	17.20
Third Quarter	19.70	15.82	31.78	23.97	23.69	18.60
Fourth Quarter	18.25	16.1	29.46	26.27	21.97	18.93
2014
First Quarter (through 14 March 2014)	18.00	14.33	29.59	23.81	22.00	17.20
Month
September 2013	19.70	18.00	31.78	27.93	23.69	21.21
October 2013	18.25	17.22	29.46	27.42	21.97	20.12
November 2013	18.00	17.17	29.09	27.78	21.64	20.58
December 2013	17.62	16.10	29.17	26.27	21.00	18.93
January 2014	18.00	16.13	29.59	26.40	22.00	19.60
February 2014	16.11	14.85	26.63	24.85	19.57	18.14
March 2014 (through 14 March 2014)	15.19	14.33	25.27	23.81	18.41	17.20

Markets

        CCHBC has a premium listing on the Official List and CCHBC Ordinary Shares are admitted to trading on the LSE, where they trade and settle in the form of CDIs. CCHBC Ordinary Shares are a constituent element of the Financial Times Stock Exchange 100 index and trade under the symbol "CCH". The LSE is the primary trading market for CCHBC Ordinary Shares.

        In addition, CCHBC has a secondary listing on the Athens Stock Exchange and CCHBC Ordinary Shares are listed, in the form of CCHBC ADSs, on the NYSE. CCHBC Ordinary Shares trade on the Athens Stock Exchange under the symbol "EEE" and on the NYSE under the symbol "CCHBC". Each ADS represents one ordinary share. CCHBC has a sponsored ADS facility, with Citibank N.A. acting as ADS Depositary under a Deposit Agreement dated as of 18 March 2013.

        As at 31 December 2013, and based exclusively on external research performed by J.P. Morgan Cazenove, institutional and retail investors in the United States held a total of 35.5 million CCHBC Ordinary Shares, or approximately 9.7% of the CCHBC Group's total outstanding share capital. In addition, as at 31 December 2013, 85,112,078 CCHBC Ordinary Shares, or 23.15%, were beneficially owned by TCCC, a US holder and 85,355,019 CCHBC Ordinary Shares, or approximately 23.2%, were beneficially owned by Kar-Tess Holding. Given that the research was conducted in December 2013, the actual portion of CCHBC Ordinary Shares beneficially owned by US holders and the number of beneficial US holders may vary considerably.

        Generally, interests in CCHBC Ordinary Shares may be held as (i) CCHBC CDIs, (ii) CCHBC ADSs, (iii) CCHBC Ordinary Shares in book-entry form through DSS, or (iv) CCHBC Ordinary Shares in book-entry form through a financial intermediary holding, directly or indirectly, a securities account in the SIX SIS custodian system outside of DSS.

Conversion of CCHBC Ordinary Shares, CCHBC ADSs or CCHBC CDIs

        Converting CCHBC Ordinary Shares held in book-entry form (whether held through DSS or otherwise through financial intermediaries in the SIX SIS custodian system), CCHBC ADSs or CCHBC CDIs from one form to another may involve special procedures. Investors wishing to convert their CCHBC Ordinary Shares, CCHBC ADSs or CCHBC CDIs into another form should contact their bank or broker.

CDIs

        CREST International Nominees Limited, as custodian for CDI Depositary, holds the CCHBC Ordinary Shares on trust for the shareholders to whom the CDI Depositary has issued CCHBC CDIs. CCHBC CDIs are held, transferred and settled exclusively through the CREST system. Shares issued by non-UK companies, such as CCHBC, cannot be held or transferred electronically in the CREST system other than in the form of depositary instruments issued by CREST or another entity. The terms on which CCHBC CDIs are held in the CREST system are set out in the CREST Manual issued by Euroclear UK & Ireland, the global deed poll executed by the CDI Depositary (which is set out in the CREST International Manual) and the CREST Terms and Conditions issued by Euroclear UK & Ireland.

        Each CCHBC CDI is treated as one CCHBC Ordinary Share for the purposes of determining voting rights and right to dividends and other distributions subject to the below.

        The CDI arrangements established by CCHBC do not affect the economic rights attached to the underlying CCHBC Ordinary Shares. Although CCHBC CDI Holders have an interest in the underlying CCHBC Ordinary Shares, they are not the registered holders of such shares, and they are not eligible to become registered holders of such shares unless they withdraw their CCHBC CDIs and convert them into CCHBC Ordinary Shares.

        In order to allow CCHBC CDI Holders to exercise rights relating to such underlying CCHBC Ordinary Shares, CCHBC entered into arrangements pursuant to which CCHBC CDI Holders are able to:

  •
  receive notices of general shareholder meetings of CCHBC;

  •
  give directions as to voting at general shareholder meetings of CCHBC (to the extent they are beneficial owners of CCHBC CDIs or are acting upon instructions from the beneficial owners of CCHBC CDIs and provided they disclose beneficial ownership information and transfer their CCHBC CDIs to an escrow account for a limited period of time);

  •
  have made available to them and be sent, at their request, copies of the annual report and accounts of CCHBC and all other documents issued by CCHBC to its shareholders generally; and

  •
  otherwise be treated in substantially the same manner as if they were the registered holders of CCHBC Ordinary Shares underlying their CCHBC CDIs, in each case in accordance with applicable law, the Articles and the applicable CREST Regulations and requirements.

        Pursuant to Euroclear UK & Ireland's omnibus proxy arrangements with CCHBC, CREST International Nominees Limited (as the CDI Depositary's custodian of CCHBC Ordinary Shares underlying CCHBC CDIs) is able to give CCHBC CDI Holders (acting as beneficial owners or upon the instructions of the beneficial owners of CCHBC CDIs) and beneficial owners of CCHBC CDIs the right to vote directly in respect of such CCHBC CDI Holder's or beneficial owner's underlying CCHBC Ordinary Shares. In order to vote in this manner, such CCHBC CDI holders or beneficial owners must give appropriate instructions, disclose certain beneficial ownership information and transfer the relevant CCHBC CDIs to an escrow account for a limited period of time, as indicated by the CDI Depositary or its custodian, before each general meeting.

        CCHBC CDI Holders can elect through the CREST system to receive their dividend payments or other cash distributions in British pounds.

CCHBC ADSs

        CCHBC has appointed Citibank, N.A. as ADS Depositary pursuant to the deposit agreement. The rights of the holders of CCHBC ADSs ("owners") are specified in the deposit agreement between CCHBC and the ADS Depositary. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6 and may be obtained from the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC's website (www.sec.gov).

        Each CCHBC ADS represents the right to receive one (1) ordinary share on deposit with the custodian. A CCHBC ADS also represents the right to receive any other property received by the ADS Depositary or the custodian on behalf of the owner of the CCHBC ADS but that has not been distributed to the owners of CCHBC ADSs because of legal restrictions or practical considerations.

Dividends and Distributions

        Owners generally have the right to receive any distributions CCHBC makes on the securities deposited with the custodian bank. Their receipt of these distributions may be limited, however, by practical considerations and legal limitations. Owners will receive such distributions under the terms of the deposit agreement in proportion to the number of CCHBC ADSs held as of a specified record date.

        Whenever CCHBC makes a cash distribution for the securities on deposit with the custodian, CCHBC will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the ADS Depositary will arrange for the funds to be converted into US dollars and for the distribution of the U.S. dollars to the owners, subject to applicable Swiss and other laws and regulations.

        The conversion into US dollars will take place only if practicable and if the US dollars are transferable to the United States. The amounts distributed to owners will be net of the fees, expenses, taxes and governmental charges payable by owners under the terms of the deposit agreement. The ADS Depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

Voting Rights

        Owners of CCHBC ADSs may have the right under the deposit agreement to instruct the ADS Depositary to exercise the voting rights for the CCHBC Ordinary Shares represented by their CCHBC ADSs. In respect of the CCHBC Ordinary Shares underlying CCHBC ADSs, the ADS Depositary or any custodian will hold the voting and other rights conferred by Swiss law and the Articles for the benefit of the relevant holders of the CCHBC ADSs. Consequently, holders of CCHBC ADSs must rely on the ADS Depositary or any custodian of the ADS Depositary to exercise such rights for the benefit of the holders of CCHBC ADSs.

        As soon as practicable after receipt thereof from CCHBC, the ADS Depositary will distribute to owners any notice of shareholders' meeting received from CCHBC together with information explaining how to instruct the ADS Depositary to exercise the voting rights of the securities represented by CCHBC ADSs and how to request admission to the shareholders' meeting to ask questions and otherwise participate as a non-voting guest. Any CCHBC ADS owner's voting rights, pursuant to the deposit agreement, will be conditioned on the timely delivery to the ADS Depositary of a duly completed declaration of beneficial ownership of such owner's CCHBC ADSs as of specified record dates in such form as CCHBC may request. The fulfillment of this condition may require blocking of the relevant CCHBC ADSs with the ADS Depositary for a period of time.

Transfer and Voting Restrictions

        Pursuant to the Coca-Cola HBC deposit agreement, the ADS Depositary, as well as the owners and beneficial owners of CCHBC ADSs acknowledge and agree that CCHBC may restrict (i) transfers of CCHBC Ordinary Shares or the acquisition or registration in the CCHBC share register of CCHBC Ordinary Shares as shares with voting rights and (ii) the exercise of voting rights attaching to CCHBC Ordinary Shares, where such transfer, acquisition or registration, or such exercise might result in direct or indirect legal, beneficial or other ownership of CCHBC Ordinary Shares (including legal and beneficial ownership for the benefit of a third party) or voting rights pertaining thereto exceeding limits imposed by applicable law, the Articles, or any regulations or directives thereunder or where an application for registration in the share register is not accompanied by the necessary information where such information is requested by CCHBC, or where such information is incorrect, each as required or authorised under applicable law, the Articles or any regulations or directives thereunder. Currently, CCHBC imposes restrictions on registration and on the exercise of voting rights. CCHBC may take action and may instruct the ADS Depositary to take action, as appropriate, with respect to an owner's ownership interest or voting rights in excess of the limits mentioned above, in either case in the sole discretion of CCHBC but subject to applicable law. Such actions include but are not limited to, the imposition on restrictions on the transfer of CCHBC ADSs, the deregistration or removal of voting rights for the CCHBC Ordinary Shares represented by such owner's CCHBC ADSs from the CCHBC share register, or initiation of a mandatory sale of the CCHBC Ordinary Shares represented by such owner's CCHBC ADSs in excess of the limitations described above, if and to the extent such disposition is permitted by applicable law and the Articles.

Disclosure of Interests and Limitations on Voting and Holding

        Subject to applicable law and regulation, by holding a CCHBC ADS, owners are deemed to consent and agree to provide to CCHBC and the ADS Depositary promptly upon request complete, accurate and up-to-date information on legal and beneficial ownership in the CCHBC ADSs they and their affiliates hold, directly or indirectly, and other information deemed necessary by CCHBC to enforce applicable ownership limitations.

        On CCHBC's instruction, the ADS Depositary will take reasonable steps deemed appropriate by CCHBC to restrict or block transfers of an owner's CCHBC ADSs and voting instructions received for such owner's CCHBC ADSs, in each case to ensure such owner's compliance with these requirements.

Fees and Charges Payable by a Holder of CCHBC ADSs

        Citibank N.A., as ADS Depositary, collects fees for delivery and surrender of ADSs directly from investors or from intermediaries acting for them depositing shares or surrendering ADSs for the purpose of withdrawal. The ADS Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The ADS Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Owners of CCHBC ADSs or persons depositing or withdrawing CCHBC Ordinary Shares must pay:	For:
Up to $5.00 per 100 CCHBC ADSs (or portion of 100 CCHBC ADSs) issued	• Issuance of CCHBC ADSs, including issuances resulting from a distribution of shares or rights or other property
Up to $5.00 per 100 CCHBC ADSs (or portion of 100 CCHBC ADSs) cancelled	• Cancellation of CCHBC ADSs, for the purpose of withdrawal, including if the deposit agreement terminates
Up to $2.00 per 100 CCHBC ADSs held	• Distribution of cash dividends or other cash distributions
Up to $5.00 per 100 CCHBC ADSs (or portion of 100 CCHBC ADSs) issued	• Distribution of CCHBC ADSs pursuant to stock dividends, free stock distributions or exercise of rights
Up to $5.00 per 100 CCHBC ADSs (or portion of 100 CCHBC ADSs) issued	• Distribution of securities other than CCHBC ADSs or rights to purchase additional CCHBC ADSs
Up to $0.02 per CCHBC ADS held on the last day of each calendar year; provided no fee will be assessed to the extent that a fee of $0.02 was charged on a cash distribution in such calendar year	• Depositary services
Up to $5.00 per 100 CCHBC ADSs (or portion of 100 CCHBC ADSs) issued	• Issuance of CCHBC ADSs, including issuances resulting from a distribution of shares or rights or other property
Applicable registration or transfer fees	• Transfer and registration of shares on the share register to or from the name of the Depositary or its agent when the holder deposits or withdraws shares
Applicable expenses of the ADS Depositary	• Cable, telex and facsimile transmissions and for delivery of securities
• Converting foreign currency to US dollars

Applicable taxes and other governmental charges the ADS Depositary or the custodian have to pay on any CCHBC ADS or CCHBC Share underlying a CCHBC ADS, for example, stock transfer taxes, stamp duty or withholding taxes

• As necessary
Any charges incurred by the ADS Depositary or its agents for servicing the CCHBC Ordinary Shares on deposit	• As necessary

Fees and Other Direct and Indirect Payments made by the ADS Depositary to CCHBC

        The aggregate payments from Citibank N.A., as Depositary, to CCHBC in respect of the fiscal year ended 31 December 2013 amounted to $229,167 of which an amount of $116,667 was received from Citibank N.A. as a prepayment in 2012 and an amount of $112,500 was received from Citibank N.A. in 2014.

Documents on display

        CCHBC is subject to the informational requirements of the US Securities Exchange Act of 1934, as they apply to foreign private issuers, and will file reports and other information with the SEC. As a foreign private issuer, CCHBC is exempt from Exchange Act rules regarding the content and furnishing of proxy statements to shareholders and its officers, Directors and principal shareholders are exempt from the reporting and a short-swing profit recovery provisions contained in Section 16 of the Exchange Act. The reports and other information can be inspected and copied at the public reference facilities of the Public Reference Section of the SEC at 100 F Street, N.W., Washington DC 20549, from which you may also obtain copies at prescribed rates. You may obtain more information concerning the operation of the Public Reference Section of the SEC by calling the SEC at 1-800-SEC-0330. The SEC filings are also available to the public from commercial document retrieval services and, for filings made on or after 4 November 2002, at the website maintained by the SEC at www.sec.gov.

        CCHBC will also furnish a half-yearly financial report for the first six months of the financial year and expects to furnish quarterly financial information under cover of Form 6-K.

Memorandum and articles of association

        The following description is a summary of only certain provisions of the Articles and, where relevant, of CCHBC's Organisational Regulations (referred to as the "Organisational Regulations"). It should be read in conjunction with the section entitled "Description of Selected Provisions of the Swiss Code of Obligations" below as well as in conjunction with the Articles and the Organisational Regulations, and the relevant provisions of Swiss law, and should not be considered legal advice regarding these matters. The descriptions herein do not, however, describe every aspect of the Articles or Swiss law. An English translation of the Articles is available at http://www.coca-colahellenic.com/investorrelations/corporategovernance.

 Purpose and Objects of CCHBC, Duration

        CCHBC was incorporated and registered in Switzerland on September 19, 2012 with corporate registration number CH-170.3.037.199-9, as a stock corporation (Aktiengesellschaft/société anonyme) under the laws of Switzerland. According to Article 1 of the Articles, the purpose of CCHBC is the acquisition, holding, administration and sale of direct and indirect participations in national and international businesses of all kinds, in particular in the areas of production, trading and packaging of beverages and foods. CCHBC may establish branch offices and subsidiaries on the national and international level as well as acquire, hold, and sell real estate. CCHBC may also engage in any commercial, financial or other activities which are related to the purpose of the company. In particular, CCHBC may provide loans, guarantees and other kinds of financing and security for group companies and borrow and invest money in the capital markets.

        The Organisational Regulations further specify in Article 2.1 that CCHBC is the holding company of an international group of companies active in particular in the business of production, trading and packaging of beverages and foods. CCHBC fulfills strategic, financial and management functions not only for itself, but also with respect to its subsidiaries. In view of this group-wide function, the Board members and the corporate bodies of CCHBC also have to resolve on matters that pertain to both

CCHBC and its subsidiaries. Notwithstanding this, the legal independence of all subsidiaries and the provisions of applicable local laws, rules and regulations relating to them must be observed to the extent legally required.

        The duration of CCHBC is unlimited.

Organisation

General Meeting

        The general meeting of shareholders is the supreme body of the company. It has the following exclusive and non-transferable competences:

  •
  Amendments to the Articles;

  •
  Approval of the annual report and of the consolidated accounts;

  •
  Approval of CCHBC's stand-alone annual financial statement as well as resolutions on the allocation of the balance sheet profits, in particular the determination of dividends;

  •
  Discharge of the members of the Board and of the executive Board;

  •
  Election (and removal) of the members of the Board and the auditors;

  •
  Resolutions on all other matters which, under the Articles or according to the law, are in the exclusive competence of the general meeting or which have been submitted to the meeting for its decision by the Board.

        An ordinary general meeting is to be held annually within six months following the close of the financial year. An extraordinary general meeting may be called as often as necessary. The Board determines the time and location of the general meeting which can be held outside of Switzerland. General meetings are conducted in English, unless otherwise determined by the Board.

        General meetings shall be convened by the Board and, if necessary, by the auditors. Notice of a general meeting shall be given by means of a single publication in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt) at least 20 days prior to the meeting and must indicate the day, time and place of the meeting, the agenda, the proposals by the Board and the proposals of shareholders which have duly requested either a meeting or that an item be put on the agenda as described below.

        One or more shareholders whose combined shareholdings represent at least 5% of CCHBC's share capital registered in the commercial register may request that a general meeting be convened. Such request must be communicated to the Board in writing and specify the purpose of the meeting, the agenda and the corresponding motions to be submitted.

        The Board, or any other persons lawfully convening the general meeting, shall announce the items on the agenda. One or more shareholders whose combined shareholdings represent an aggregated par value of at least CHF 1,000,000, or at least 5% of CCHBC's share capital registered in the commercial register, may request that an item be put on the agenda. Such request must be communicated to the Board in writing at least 45 days prior to the general meeting and specify the item on the agenda and the corresponding motion.

        In a general meeting, each share is entitled to one vote, provided that its holder or usufructuary has been duly registered in the share register with voting rights in accordance with Article 7 of the Articles until a specific qualifying day (record date) designated by the Board. In the absence of such designation, the record date shall be 10 days prior to the general meeting. The Board may, in the notice of a general meeting or in general regulations or directives, specify or supplement the rules described in this paragraph. By means of a written proxy, each shareholder may have his shares represented in a general meeting by a third person who need not be a shareholder. A shareholder recorded in the share register as a nominee may, however, have his CCHBC Ordinary Shares represented only by the beneficial owner of such shares disclosing to CCHBC his name, address and shareholding or by another person disclosing to CCHBC the same information relating to the beneficial owners of such shares. In the case of resolutions concerning the discharge of the members of the Board and of the executive Board, the voting rights of persons who have participated in any manner in the management of CCHBC shall be suspended. There are further restrictions on registration with voting rights and restrictions on voting in place, applying to an aggregated interest in shares of 30% or more and relating to the voluntary adoption of certain takeover rules under the City Code, as further described below.

        The general meeting may pass resolutions without regard to the number of shareholders present at the meeting or shares represented by proxy. Unless mandatory statutory provisions or the Articles provide otherwise, the general meeting passes its resolutions and performs elections with the absolute majority of the votes validly cast. In addition to the statutory provisions described under the section entitled "Shareholder Information—Description of Selected Provisions of the Swiss Code of Obligations—Shareholders' Resolutions", resolutions concerning the following items shall be passed by a majority of at least two-thirds of the voting rights represented and an absolute majority of the nominal value of shares represented at the relevant general meeting:

  •
  Amendments of the Articles;

  •
  Capital increases and decreases;

  •
  Merger (either by absorption or combination) of CCHBC with or into another unaffiliated company or another business combination having substantially similar economic effect, provided that the enterprise value of such other company exceeds 25% of CCHBC's enterprise value; and

  •
  Any change to the supermajority requirements above.

        A resolution concerning the exclusion or limitation of subscription rights, advance subscription rights or pre-emptive rights relating to the resale of treasury shares must be passed by a majority of 75% of the voting rights represented and an absolute majority of the nominal value of shares represented at the relevant meeting. Any change to this supermajority requirement is subject to the same majority requirement as the above.

        A resolution concerning the dissolution with liquidation of CCHBC must be passed by a majority of 80% of the voting rights outstanding and exercisable in accordance with the law and the Articles and an absolute majority of the nominal value of shares represented at the relevant general meeting. Any change to this supermajority is subject to the same majority requirement.

        The chairman of the meeting decides on the voting procedure applicable at the meeting. In particular, a vote may be conducted by electronic or written ballot or by a show of hands. In the case of written ballots, the chairman of the meeting may rule that only the ballots of those shareholders shall be collected who chose to abstain or to cast a negative vote, and that all other shares represented at the general meeting at the time of the vote shall be counted in favor, in order to expedite the counting of the votes.

        General meetings are presided over by the chairman of the Board or, in his absence, by the vice-chairman or by another person selected as chairman for the meeting by the general meeting. The chairman of the meeting appoints a secretary for the minutes and the scrutineers who will be charged with counting the votes cast in any election. The Board is responsible for recording the minutes of the general meeting, which are to be signed by the chairman and the secretary of the meeting.

        Under Swiss law, any shareholder attending a general meeting is entitled to ask the Board to provide information on the affairs of the company, and to ask the external auditors to provide information on the methods and results of their audit. The Board and the auditors, respectively, may refuse to provide such information if it is not necessary to exercise shareholders' rights or if it would jeopardise the company's business secrets or other interests warranting protection. The company's books and business correspondence can only be inspected upon approval by the general meeting or by the Board and provided that business secrets are safeguarded. Where information or inspection is refused without just cause, the court may order it upon request.

        In addition, shareholders may request the general meeting that a special audit (Sonderprüfung) be performed on specific matters if this is necessary to exercise of shareholders' rights and if the shareholder has already exercised his right to information and inspection. If the general meeting refuses the motion, shareholders who represent at least 10% of the share capital or hold shares with a nominal value of CHF2 million may subsequently request the court to appoint a special auditor if they make a prima facie case that the founders, directors or officers have violated the law or the Articles and thereby harmed the company or the shareholders.

        Furthermore, each shareholder has the right to inspect the annual report and the auditor's report not later than 20 days prior to the annual meeting. Registered shareholders are notified of this right in writing. Any shareholder may request a copy of the annual report as approved by the general meeting and of the auditor's report during the year following the general meeting.

        As a foreign private issuer, CCHBC will generally be exempt from the proxy rules contained in the US Securities Exchange Act of 1934, requiring US issuers to comply with notice and disclosure requirements relating to the solicitation of proxies for shareholders meetings.

Board of Directors

        According to the Articles, the Board consists of a minimum of seven and a maximum of 15 members, and the directors are elected for a term of one year by CCHBC's shareholders annually. The Organisational Regulations provide that the Board proposes for election by the general meeting such persons who have been recommended by the Nomination Committee after consultation with the Chairman. In making such recommendations, the Nomination Committee and the Board must have regard for applicable requirements and criteria to be satisfied by the members of Board Committees. In addition, so long as CCHBC is listed on the Official List, the Board shall include such number of independent non-executive Board members as is required to comply with the United Kingdom Corporate Governance Code and the Listing Rules. The independence of Board members shall be determined by the Board, having regard to all applicable requirements, including the independence standards of the United Kingdom Corporate Governance Code.

        Members of the Board whose terms of office have expired are eligible for re-election. The Organisational Regulations provide that in case of death or resignation of any member(s) of the Board, the Board may elect a permanent guest, who the Board will propose for election by the shareholders at the next general meeting. The Articles do not provide that a member of the Board has to retire after reaching a certain age.

        Pursuant to the Articles, the internal organisation of the Board is determined by the Board itself. It elects from among its members a chairman and a vice-chairman, and it appoints a secretary, who does not need to be a member of the Board. As of the general meeting of the shareholders of CCHBC in 2014, however, the Ordinance against Excessive Compensation in Listed Companies provides that the general meeting of shareholders annually elects among the members of the Board the chairman of the Board and the members of the Remuneration Committee. Subject to applicable law and the Articles, the Board may further regulate and determine its organisation, in particular in the Organisational Regulations which it has currently done so in the Organisational Regulations it has adopted, which can be found at http://www.coca-colahellenic.com/investorrelations/corporategovernance/.

        The Board, acting collectively, has the ultimate responsibility for running CCHBC and the supervision and control of its executive management. The Board of Directors may take decisions on all matters which are not expressly reserved to the shareholders or to another corporate body by law or by the Articles.

        The Board has the following non-delegable and irrevocable duties:

  •
  To ultimately direct the company, approve its strategy and issue the necessary regulations and directives, including the Organisational Regulations;

  •
  To determine the organisation;

  •
  To perform a risk assessment and organise the internal control system;

  •
  To organise the accounting, the financial control and the financial planning;

  •
  To appoint and remove the persons entrusted with management and representation of the company;

  •
  To ultimately supervise the persons entrusted with management, in particular with respect to compliance with the law and the Articles, regulations and directives;

  •
  To prepare the business report as well as the general meeting and to implement the resolutions of the general meeting;

  •
  To pass resolutions regarding the subsequent payment of capital with respect to non-fully paid in shares;

  •
  To pass resolutions regarding the increase of the share capital to the extent that such power is vested in the Board (article 651 paragraph 4 of the Swiss Code of Obligations), resolutions confirming increases in share capital and regarding the amendments to the Articles entailed thereby;

  •
  To examine the professional qualifications of the auditors and specially qualified auditors in the cases in which the law requires the use of such auditors;

  •
  To notify the court in case of over—indebtedness (Überschuldung); and

  •
  To perform all further duties conferred to the Board by mandatory law.

        To the extent a duty is capable of being delegated, the Board may delegate duties or powers wholly or in part to individual members of the Board, to Committees of the Board or to third persons in accordance with the Organisational Regulations. The Organisational Regulations provide that the Board will delegate the management of the business to the Operating Committee of CCHBC and to CCHBC's executives, including the CEO, the other members of the Operating Committee, other direct reports of the CEO and country general managers. The Operating Committee is led by the CEO and include such members of the Operating Committee as described under the section entitled "Corporate Governance—Operating Committee". The Board appoints the CEO among its members, upon proposal of the chairman and the Nomination Committee, for an indeterminate term of office and it approves the other members of the Operating Committee upon proposal by the CEO.

        Under the leadership of the CEO, the Operating Committee has executive management responsibility for CCHBC and its business and all management matters not reserved to another person or body to the extent not further delegated to other officers. The Operating Committee assumes overall responsibility for the development of the group's strategies and the implementation of approved strategies, prepares proposals for approval by the Board and supports the Board in its decision making process.

        The CEO is the highest executive officer of CCHBC and has responsibility and accountability for the management and performance of the CCHBC Group. Notwithstanding anything to the contrary, his term will automatically end upon termination of his membership on the Board.

        For further information on the Board of Directors (and in particular on the rules applying to its operation and its non-delegable and irrevocable duties) please refer to the section entitled "Corporate Governance—The Board of Directors—Operation of the Board and Corporate Governance—The Board of Directors—Matters reserved for the Board". For further information on the roles of certain members of the board, the Operating Committee, and the board committees refer to the sections entitled "Corporate Governance—The Board of Directors—Roles of Chairman, CEO, Vice-Chairman, Senior Independent Director, non-executive Directors and Company Secretary", "Corporate Governance—Operating Committee", and "Corporate Governance—Board Committees", respectively.

        The members of the Board are entitled to reimbursement of all expenses incurred in the interests of CCHBC as well as a remuneration for their services which at the moment is determined by the Board. Under the charter for the Board committees, certain remuneration items are subject to approval or recommendation by the Remuneration Committee. However, the Swiss Ordinance against Excessive Compensation in Listed Companies will, subject to applicable transitional rules, limit the powers of the Board and the Remuneration Committee to determine compensation. For further details please refer to section entitled "Corporate Governance—Application of Corporate Governance Codes—Certain differences between the CCHBC's practices and the UK Corporate Governance Code".

Auditors

        The general meeting elects the auditors for a term of office of one year. It may also appoint special auditors and entrust them with examinations required under applicable law in connection with capital increases.

Compliance with Chapters 4, 5 and 6 of the Disclosure and Transparency Rules

        As part of the implementation of the Transparency Directive, the FCA has issued Disclosure and Transparency Rules on periodic financial reporting (Chapter 4), major shareholding notifications (Chapter 5) and general information requirements (Chapter 6) for issuers of shares. The Transparency Directive permits the FCA to exempt non-EEA issuers (where the FCA in its capacity as the UK Listing Authority is the competent authority) from certain requirements of the Transparency Directive, if the FCA considers the law of the non-EEA country to be equivalent. Although Switzerland is one such country where the FCA has deemed the relevant provisions of Swiss law to be equivalent, the FCA has confirmed to CCHBC that it does not deem such provisions of Swiss law to be equivalent where the issuer is not listed on a stock exchange in Switzerland. The obligations pursuant to Chapters 4, 5 and 6 of the Disclosure and Transparency Rules will therefore apply to CCHBC. Chapter 5 of the Disclosure and Transparency Rules will also therefore apply to CCHBC's shareholders so as to require them to comply with the major shareholding notifications required to be made under that Chapter of the Disclosure and Transparency Rules.

Rights Pertaining to the CCHBC Ordinary Shares, Pre-Emptive Rights, Restrictions on Voting and on Registration in the Share Register

        The Articles do not provide for different classes of shares, but CCHBC Ordinary Shares only.

        In case of a capital increase, the CCHBC Ordinary Shares are subject to pre-emptive rights (in the form of subscription rights and advance subscription rights) in accordance with statutory provisions. In addition, Article 10 of the Articles grants proportionate pre-emptive rights to existing shareholders where CCHBC, either directly or through its subsidiaries, resells own shares (i.e., treasury shares) or options, futures or similar financial instruments in respect of own shares. These pre-emptive rights relating to a resale of own shares shall be excluded (or may be excluded by the Board) to the extent the Articles also exclude (or authorise the Board to exclude) subscription rights and advance subscription rights, respectively, in connection with an issuance of shares out of authorised or conditional capital or if own shares are used for employee participation plans. In addition, the general meeting may, by a majority of 75% of the voting rights represented and an absolute majority of the nominal value of shares represented, suspend such pre-emptive rights relating to a resale of own shares without giving reasons for up to one year.

        According to the Articles (and subject to the restrictions on voting rights described further below), each share is entitled to one vote at general meetings. In order to vote, holders or usufructuaries need to be duly registered in the share register with voting rights until a record date.

        The Articles provide that upon application with CCHBC, acquirers of registered shares will be recorded in the share register as shareholders with voting rights, provided that they explicitly declare themselves to be the beneficial owner of these shares, i.e., to have acquired and to hold these shares in their own name and for their own account. Otherwise, acquirers of registered shares applying for registration shall be recorded as shareholders without voting rights.

        Nevertheless, the Board may record any nominee as a shareholder with voting rights if and to the extent in the application for registration or thereafter upon request by CCHBC such nominee discloses to the company the name, address and shareholding of all such beneficial owners to whom the nominee's shares to be recorded in the share register with voting rights are attributable. The Board shall enter into a contractual agreement with such a nominee which, e.g., further specifies the disclosure of beneficial owners and contains rules on the representation of shareholders and the voting rights, and it may withhold registration with voting rights until the nominee has entered into such an agreement. Nominees within the meaning of this provision are persons or entities who do not expressly declare in the application form to hold the shares for their own account.

        In addition, the Articles contain restrictions on registration in the share register with voting rights and restrictions on voting applying to an aggregated interest in shares of 30% or more and relating to certain takeover rules under the City Code, as further described under the heading "Provisions Relating to Takeovers". Furthermore, a shareholder recorded in the share register as a nominee shall exercise voting rights for no more than 2% of the number of shares recorded in the commercial register except if and to the extent such nominee votes upon and in accordance with instructions by the beneficial owners of the respective shares and discloses to CCHBC the name, address and shareholding of such beneficial owners.

        The restrictions on registration with voting rights also apply to shares acquired by the exercise of pre-emptive, option or conversion rights.

        Recordings in the share register of CCHBC are effected based on forms and declarations which are accepted by CCHBC for such purpose and which an applicant is required to comply with completely and truthfully. If the particulars given in an application for registration change, the shareholder of record has to immediately inform CCHBC of the change.

        After having given to the registered shareholder or nominee the opportunity to be heard, the Board may cancel a registration as a shareholder, with retroactive effect as of the date of registration, if the registration was effected based on false information. The respective shareholder or nominee shall be informed forthwith of the cancellation of the registration.

No Printing of Shares, Share Transfer

        According to the Articles, the CCHBC Ordinary Shares shall be issued in uncertificated form. CCHBC may cause such shares to be entered into a main register of a custodian as an underlying security for book entry securities (in the sense of the Swiss Book Entry Securities Act). Shareholders are not entitled to the printing or delivery of share certificates. CCHBC, however, may, in its sole discretion, print and deliver certificates (individual share certificates, certificates representing multiple shares or global share certificates) at any time. In addition, a shareholder may request CCHBC to issue a written confirmation in respect of his or her shares at any time, provided the shareholder is registered in the share register.

        A disposition of shares which exist in the form of book-entry securities shall solely be effected by entries in securities accounts in accordance with applicable law; a disposition of such shares by way of assignment without corresponding entry in a securities account is excluded. A "disposition" includes transfer of title, the creation of an usufruct or a pledge and the like.

        In addition, Article 685f of the Swiss Code of Obligations requires that off-exchange acquisitions are only effective if the acquiror applies for registration in the share register. The Articles, however, provide that an acquisition of shares in the form of book-entry securities by entry in a securities account shall be deemed an on-exchange acquisition for such purposes. In any case, in relation to CCHBC, only persons registered in the share register may be accepted as shareholders.

        A disposition of uncertificated shares (including a transfer of title or the creation of an usufruct or a pledge) is to be effected by way of a written declaration of assignment and requires, as a condition for validity, notice to be given to CCHBC, for which CCHBC may prescribe the use of forms. However, CCHBC intends to have all of the CCHBC Ordinary Shares registered on a main register with SIX SIS in order to issues CCHBC Ordinary Shares in book-entry form; it is currently not intended to issue CCHBC Ordinary Shares in uncertificated form (other than as a basis for book-entry securities) or in certificated form.

Notices, Jurisdiction

        The Articles require CCHBC to publish notices, including notice of shareholders' meetings, to its shareholders in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt). To the extent CCHBC communicates to its shareholders by mail, such communications shall be sent by ordinary mail to the recipient and address recorded in the share register or in such other form as the Board deems fit.

        According to the Articles, the exclusive place of jurisdiction for any disputes arising from or in connection with the corporate relationship in CCHBC shall be at the registered office of the company.

Provisions Relating to Takeovers

        The Articles contain the following takeover-related provisions:

  •
  The Board is under the following obligation: Subject to applicable law and regulations and to the Board being satisfied that the application of the relevant provision in the Articles is, in any particular case, in the best interests of CCHBC, the Board is required to use its reasonable endeavors within its powers conferred by law and the Articles:

  •
  to apply and to have CCHBC abide by the general principles of the City Code mutatis mutandis as though CCHBC were subject to the City Code;

  •
  if any circumstances arise under which (had CCHBC been subject to the City Code) CCHBC would be an offeree company or otherwise subject to an offer, or under which the Board of Directors would have reason to believe that a bona fide offer might be imminent, to comply with and to procure that CCHBC complies with the provisions of the City Code applicable to an offeree company and the Board of an offeree company mutatis mutandis as though CCHBC were subject to the City Code; and

    •
    in the event that (and for so long as) the Board recommends to shareholders of CCHBC or any class thereof any offer made for the shares of CCHBC from time to time, to obtain the undertaking of the offeror(s) to comply with the provisions of the City Code in the conduct and execution of the relevant offer(s) mutatis mutandis as though CCHBC were subject to the City Code.

  •
  The Board has full authority and discretion to determine the application of all provisions in the Articles relating to the City Code. Such authority and discretion encompasses the interpretation of the City Code (including its applicability) and of the Articles, the establishment of facts and all discretion vested in the Panel, including the determination of conditions and consents, the consideration to be offered and any restrictions on the registration of shares with voting rights and exercise of voting rights. Affected shareholders may give notice to the Board to challenge its determination within three business days. In the event the Board receives such a notice, it shall refer the matter for determination as soon as practicable to an independent expert who will make a determination as soon as practicable following such referral. CCHBC and the challenging shareholder are entitled to make submissions to the independent expert and shall provide the independent expert with such assistance and documents as the independent expert reasonably requires for the purpose of reaching a determination, subject to confidentiality undertakings given by the independent expert. The determination of the independent expert shall be conclusive and (to the extent capable of being so in accordance with applicable law) binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise; it shall also decide on the bearing of his cost depending on the success on the merits.

  •
  If any circumstances shall arise under which (had CCHBC been subject to the City Code) CCHBC would be an offeree company or otherwise subject to an offer, or under which the Board would have reason to believe that a bona fide offer might be imminent, the Board may not take any of the actions below without the approval of the shareholders, except to the extent (a) the proposed action is performance of a contract entered into earlier or another pre-existing obligation, (b) a decision to take the proposed action has been taken before the beginning of the period referred to above which (i) has been partly or fully implemented before the beginning of that period or (ii) has not been partly or fully implemented before the beginning of that period but is in the ordinary course of business, or (c) prohibited by Swiss law:

  •
  to approve any action which may result in any offer or bona fide possible offer being frustrated or in shareholders being denied the opportunity to decide on its merits; and

  •
  to approve any action to (A) issue any shares or transfer or sell, or agree to transfer or sell, any shares out of treasury; (B) issue or grant options in respect of any unissued shares; (C) create or issue, or permit the creation or issue of, any securities carrying rights of conversion into or subscription for shares; (D) sell, dispose of or acquire, or agree to sell, dispose of or acquire, assets of a material amount; or (E) enter into contracts otherwise than in the ordinary course of business.

  •
  The Articles prohibit the registration of an acquiror as a shareholder with voting rights for 30% or more of the number of shares recorded in the commercial register (taken together with interest in shares held or acquired by the acquiror or persons acting in concert with the acquiror), except if:

  •
  the acquisition of shares is not the result of a "Prohibited Transaction" (as defined below); or

  •
  the acquisition is the result of a "Permitted Transaction" (as defined below).

    This restriction is intended to apply to a nominee (i.e., a shareholder who does not declare that it holds the shares for its own account) to the extent the voting rights of such nominee are attributable to a beneficial owner who would, if such beneficial owner were a shareholder, be subject to such restriction.

  •
  No shareholder or person acting in concert with such shareholder, even if registered in the share register with voting rights, shall exercise in aggregate voting rights for 30% or more of the number of shares recorded in the commercial register (if such shareholder taken together with persons acting in concert with such shareholder is interested in 30% or more of CCHBC's shares), except if:

  •
  such shareholder has not entered into, effected or participated in a Prohibited Transaction; or

  •
  all and any Prohibited Transactions which such person entered into, effected or participated in were (i) Permitted Transactions or (ii) unwound or otherwise, in the view of the Board, reversed.

  •
  If the Board has doubts as to whether this voting restriction applies to a certain shareholder, it may require any shareholder to provide such information as the Board considers appropriate. As long as the Board has reason to believe that the restriction applies or if a shareholder refuses to provide the information the Board of Directors has requested, the Board may apply the restrictions in such manner as the Board considers appropriate until the Board is satisfied to the contrary.

  •
  The foregoing restrictions on voting rights shall not apply to a person acting solely as a nominee, except to the extent the voting rights of a nominee are attributable to a beneficial owner who would, if such beneficial owner were a shareholder, be subject to the foregoing restrictions.

  •
  A shareholder recorded in the share register as a nominee shall exercise voting rights for no more than 2% of the number of shares recorded in the commercial register except if and to the extent such nominee votes upon and in accordance with instructions by the beneficial owners of the respective shares and discloses to CCHBC the name, address and shareholding of such beneficial owners.

  •
  For purposes of the Articles referred to above, the following definitions and rules of interpretation apply pursuant to the Articles:

  •
  A "Permitted Transaction" means an acquisition of a share of CCHBC or any interest therein if:

  •
  the Board consents to the acquisition of such share or interest (even if, in the absence of such consent, the acquisition of such share or interest would be a Prohibited Acquisition);

  •
  the acquisition of a share of CCHBC or any interest therein is made in circumstances in which the City Code, if it applied to CCHBC, would require an offer to be made as a consequence and such offer is made, and not subsequently withdrawn, in accordance with Rule 9 of the City Code (which requires mandatory offers to be made in certain circumstances), as if it so applied (with such amendments as the Board may consent to);

  •
  the acquisition of such share or interest arises from repayment of a stock-borrowing arrangement (on arm's length commercial terms);

  •
  as a consequence of CCHBC redeeming or purchasing its own shares, there is a resulting increase in the percentage of the voting rights which results in a Prohibited Transaction; or

      •
      any acquisition of such share or interest therein is settled at or before the point of time on which shares of CCHBC are admitted to trading on the LSE.

    •
    A "Prohibited Transaction" means an acquisition of a share of CCHBC or any interest therein if Rules 4, 5, 6, 8, 9 or 11 of the City Code would in whole or part apply to the acquisition of such share or interest if CCHBC were subject to the City Code and the acquisition of such share or interest would be made in breach of or otherwise would not comply with Rules 4, 5, 6, 8, 9 or 11 of the City Code or if and as long as an offer has not been made in full accordance with Rule 9 of the City Code (as though CCHBC were subject to the City Code).

    •
    Any other terms used relating to provisions of the City Code shall be interpreted in accordance with the City Code, as interpreted by the Panel and pertinent case law. Any interpretation shall be made to give the City Code, as though it would apply to CCHBC, as much effect as possible.

Provisions Relating to the Disclosure of Shareholder Ownership

        The Articles provide that each shareholder or usufructuary who wishes to register in the share register needs to explicitly declare that they are the beneficial owner of these shares, i.e., to have acquired and to hold these shares in their own name and for their own account. Otherwise, such shareholder or usufructuary will only be registered in the share register without voting rights.

        In addition, registration through nominees may be available under the Articles, as further described under the section heading entitled "Shareholder Information—Memorandum and articles of association—Rights Pertaining to the CCHBC Ordinary Shares, Pre-Emptive Rights, Restrictions on Voting and on Registration in the Share Register". To be eligible for nominee registration, nominees must disclose to CCHBC the name, address and shareholding of all such beneficial owners to whom the nominee's shares to be recorded in the share register with voting rights are attributable. There are similar disclosure obligations if a nominee is represented by a proxy or exercises voting rights for more than 2% of the number of shares recorded in the commercial register.

        Furthermore, the Board of Directors may require certain information in connection with the 30% voting restriction and otherwise apply the voting restriction as it considers appropriate, as further described in the foregoing paragraph.

Takeover Regulation and Mandatory Bids

        Swiss law and English law provide for certain rules and protections of shareholders of domestic listed companies. Due to CCHBC's proposed cross-border structure, however, several of these rules do not apply to CCHBC as if it were a Swiss company listed in Switzerland or an English company listed on the LSE. In particular, the Swiss rules under the Swiss Stock Exchange Act on disclosure of shareholdings and tender offer rules under the Swiss Stock Exchange Act, including mandatory tender offer requirements and regulations of voluntary tender offers, which are typically available in relation to Swiss listed companies, do not apply to CCHBC since it is not listed in Switzerland.

        In addition, the City Code will not apply to CCHBC by operation of law. However, in common with other overseas companies included in the UK series of the FTSE indices, Articles incorporate certain takeover protections similar to those contained in the City Code, which are to be administered by the Board. These provisions will not provide the full protections afforded by the City Code and will only have effect during such times as the City Code does not apply to CCHBC.

        For more information, please refer to the information under the heading "Memorandum and articles of association—Provisions Relating to Takeovers".

Squeeze-Out

        Under Swiss law, the Swiss Merger Act provides a means for squeezing out minority shareholders in the context of a merger. Article 8 section 2 of the Swiss Merger Act stipulates that merging companies can provide in the merger agreement that only cash or other compensation will be paid. Such compensation needs to be adequate and requires approval by a supermajority of 90% of the shareholders, which is often interpreted as being 90% of all voting rights and of the share capital.

        No squeeze-out mechanism pursuant to the Swiss Stock Exchange Act is available to an acquiror of CCHBC following a tender offer.

Sell-Out

        Swiss law does not provide for specific sell-out rights of minority shareholders which would entitle them to sell their shares to a bidder or majority shareholder.

Description of Selected Provisions of the Swiss Code of Obligations and other applicable Swiss Law

        In addition to the Articles, the Swiss Code of Obligations sets out certain rights and obligations with regard to CCHBC, its Board and its shareholders. The following aspects are a summary of some key provisions of the Swiss Code of Obligations as in force at the date of this annual report for the benefit of holders who are not familiar with Swiss law.

Shareholders' Resolutions

        Swiss law requires that resolutions regarding certain matters require the affirmative vote of a qualified majority of two-thirds of the voting rights represented and an absolute majority of the nominal value of shares represented. Pursuant to Article 704 of the Swiss Code of Obligations, such matters include:

  •
  any amendment of the company's objects;

  •
  the introduction of shares with preferential voting rights;

  •
  any restriction on the transferability of registered shares;

  •
  an authorised or contingent capital increase;

  •
  a capital increase funded by equity capital, against contributions in kind or to fund acquisitions in kind and the granting of special privileges;

  •
  any restriction or cancellation of the subscription rights;

  •
  a relocation of the seat of the company; and

  •
  the dissolution of the company.

        Also other mandatory provisions of Swiss law require similar or higher supermajorities, such as in respect of mergers, demergers and transformations in accordance with the Swiss Merger Act. In addition, provisions of the Articles which require larger majorities than those prescribed by law may themselves be introduced only with the proposed majority. Currently, the Articles contain certain additional supermajorities, as explained above.

        Furthermore, the Swiss Ordinance against Excessive Compensation in Listed Companies, which is, subject to certain transitional rules, in effect as of 1 January 2014, provides for certain additional powers of the general meeting of shareholders, including the election of the chairman of the Board, of the members of the Remuneration Committee, and of the independent proxy as well as a binding vote on aggregate compensation of the Board and the Operating Committee.

Powers of the Board of Directors

        The Board is entrusted with the ultimate direction of the company as well as with the supervision of the management of the company. The Board represents the company towards third parties and may deal with all matters which are not reserved to the shareholders or the auditors by law or the Articles.

        Pursuant to Article 716a of the Swiss Code of Obligations, the Board has, amongst others, the following non-delegable and inalienable duties:

  •
  the overall management of the company and the issuing of all necessary directives;

  •
  determination of the company's organisation;

  •
  the organisation of the accounting, financial control and financial planning systems as required for management of the company;

  •
  the appointment and dismissal of persons entrusted with managing and representing the company;

  •
  overall supervision of the persons entrusted with managing the company, in particular with regard to compliance with the law, articles of association, operational regulations and directives;

  •
  compilation of the management report, preparation for the general meeting and implementation of its resolutions; and

  •
  notification of the court in the event that the company is over-indebted.

        In addition, the Swiss Ordinance against Excessive Compensation in Listed Companies provides the non-transferable and inalienable duty of the Board to prepare a remuneration report pursuant to Swiss law. Such a remuneration report has to be published for the first time for the financial year 2014.

Rights Pertaining to CCHBC Ordinary Shares

General

        The Articles provide that each share is entitled to one vote at general meetings. Swiss law stipulates that any rights relating to dividends, liquidation proceeds or other monetary claims will be calculated on the basis of the paid-in amounts on the nominal values of the shares; with regard to liquidation proceeds, however, the Articles provide that liquidation proceeds will be distributed according to the nominal value of shares and amounts not paid will be set off against the liquidation dividend. While these differences do not affect the rights under the share structure as currently implemented, it may affect them in the case of any future changes in the share structure, e.g., if shares with a lower or higher nominal value are issued or if not fully paid shares are issued.

Dividends

        Dividends may be paid only if there are sufficient profits as shown in the balance sheet or distributable reserves to allow the distribution of a dividend, both based on the audited unconsolidated, statutory financial statements approved by the shareholders. In the case of holding companies, the general legal reserves (allgemeine gesetzliche Reserven), which include share premiums, are generally considered as distributable to the extent they exceed 20% of the share capital. The payment of interim dividends out of profits of the current business year which are not yet shown in an audited and approved unconsolidated balance sheet is not permitted. CCHBC is required to retain at least 5% of the annual net profits as general legal reserves for so long as these reserves amount to less than 20% of the paid-up nominal share capital (Article 671 of the Swiss Code of Obligations). Swiss law requires that the declaration of a dividend be approved by the general meeting of shareholders. In addition, the auditors must confirm that the dividend proposal of the Board conforms to statutory requirements and the Articles (Article 728a of the Swiss Code of Obligations).

        Dividends are usually due and payable promptly after the shareholders' resolution relating to the allocation of profits has been passed by the shareholders' meeting, unless the general meeting of the shareholders resolves otherwise. Under Swiss law and the Articles, the statute of limitations with respect to dividend payments is five years. Lapsed dividends will accrue to CCHBC.

        Under currently applicable Swiss law, distributable profits and reserves are accounted in Swiss Francs.

        However, CCHBC expects to declare and pay dividends in euros (subject to a cap expressed in Swiss Francs), and, in the case of CCHBC ADSs the ADS depositary will convert them into US dollars in accordance with the terms of the CCHBC deposit agreement.

        In addition, Swiss law allows the reduction of share capital, which may, amongst others, involve a repayment of nominal values or share repurchases. Such reduction is subject to several conditions, which include, amongst others, that the shareholders resolve on such reduction, that an admitted audit expert certifies the company's debts being covered, and that creditors are granted a time period of two months to demand that their claims be satisfied or secured.

Repurchase of Own Shares (Treasury Shares)

        Under Swiss law and in contrast to the legal situation in EU member states, the Board may decide to purchase CCHBC Ordinary Shares without prior shareholders' approval. CCHBC, however, is only allowed to purchase and hold a certain amount of own shares (treasury shares). Under Article 659 ff. of the Swiss Code of Obligations, a company may acquire its own shares, whether directly or through subsidiaries in which it owns a majority interest, only if freely distributable reserves on its unconsolidated, statutory balance sheet are available and if the combined nominal value of all treasury shares held does not exceed 10% of the share capital. If registered shares are acquired in connection with a restriction on transferability or registration, the foregoing upper limit is 20%. The CCHBC's own shares that exceed the threshold of 10% of the share capital must be sold or cancelled by means of a capital reduction within two years. The voting rights relating to the CCHBC's own shares and the rights associated therewith are suspended. Further, CCHBC must recognise a separate, non-distributable reserve in its unconsolidated, statutory balance sheet in the amount equivalent to the cost of acquiring its own shares.

Ordinary Capital Increase, Authorised and Conditional Capital Increase

        The share capital of CCHBC may, by resolution of the general meeting of shareholders and subject to the statutory pre-emption rights described below, be increased in consideration of cash contributions, in consideration of a contribution in kind or an intended acquisition of assets, by way of set-off or by a transformation of freely distributable reserves into share capital. Any such ordinary capital increase must be effected within three months. Further, the general meeting may, by way of amendment of the Articles and subject to the statutory pre-emption rights described below empower the Board to effect a share capital increase based on:

  •
  authorised capital to be used at the discretion of the Board within a period not exceeding two years from approval by the general meeting of shareholders; and

  •
  conditional capital by stipulating in the Articles that creditors of new bonds and similar debt instruments or employees will be granted rights to subscribe to new shares (conversion or option rights). In such a case, the share capital automatically increases whenever and to the extent that such conversion or option rights are exercised and the contribution obligations are discharged by set-off or payment. The nominal amount by which the share capital may be increased in this contingent manner is not allowed to exceed one-half of the existing share capital.

        The Articles require a shareholders' majority of at least two-thirds of the voting rights represented to resolve on any capital increase (including any authorised or conditional capital increase).

        In the case of any capital increase (including any authorised or conditional capital increase), shareholders have statutory pre-emption rights under Swiss law. Such statutory pre-emption rights comprise so-called subscription rights in relation to the newly issued shares (regardless of the type of consideration for which such shares are issued) in proportion to their existing participation, and in the case of conditional capital (such as convertible bonds, warrants and options) the shareholders have so-called advance subscription rights to convertible bonds, warrants or options. A resolution by the general meeting to increase the share capital, however, may suspend these subscription rights, or authorise the Board to do so. Under the Articles, any such suspension, or authorisation to suspend, resolved by the shareholders requires a majority of 75% of the voting rights represented and an absolute majority of the nominal value of shares represented. In addition, under Swiss law, any such suspension, or authorization to suspend, (i) must be included in the Articles in the case of authorised and conditional capital; (ii) is only valid for the specific ordinary, authorised or conditional capital increase to which it refers (and, therefore, only within the time limits which apply to such capital increases, i.e. up to three months for an ordinary capital increase and up to two years for an authorised capital increase); (iii) may only be resolved for important reasons (e.g., in relation to acquisitions, the participation of employees in the share capital or the placement of shares at market prices in the international capital markets), and, cumulatively (iv) must not result in any improper advantage or disadvantage to the parties involved.

        In comparison, shareholders of many US companies typically have no pre-emptive rights. For example, under Delaware law shareholders have no pre-emptive rights unless these rights are specifically granted in a Delaware company's certificate of incorporation.

Borrowing and Issuance of Debt Securities

        Neither Swiss law nor the Articles specifically restrict the power of CCHBC to borrow and raise funds. The decision to borrow funds, including the issuance of debt securities, is made by or under the direction of the Board. A decision by the shareholders is generally not required.

Liquidation

        The general meeting may decide to dissolve CCHBC by way of liquidation at any time subject to a supermajority requirement, which, according to the Articles, amounts to 80% of the votes outstanding and exercisable in accordance with the law and the Articles and an absolute majority of the nominal value of the shares represented at the general meeting. A judge may dissolve CCHBC if shareholders who hold at least 10% of the share capital demand so for important reasons.

Directors' Liability

        Under Swiss law, the members of the Board and all persons engaged in the management or liquidation of the company are liable both to the company and to individual shareholders and creditors for any damage arising from an intentional or negligent breach of their duties. The same applies to all persons engaged in auditing the annual and consolidated accounts, the company's incorporation, a capital increase or a capital reduction.

        A damage suffered by the company may be sued by both the company and individual shareholders which may take a type of derivative action. The Board acting on behalf of the company may decide by a simple majority to bring an action on behalf of CCHBC against any of its members. In case of bankruptcy of the company, creditors also have the right to take such derivative action.

        Under Swiss law, a corporation may indemnify a director or officer of the corporation against losses and expenses, including attorney's fees, judgements, fines and settlement amounts actually and reasonably incurred in a civil or criminal action, suit or proceeding by reason of having been the representative of or serving at the request of the corporation. Certain limits exist, e.g., if such losses and expenses result from a breach of such director's or officer's fiduciary duties under Swiss law.

        The Organisational Regulations contain provisions regarding the indemnification of existing and former directors and officers of the company or any of its subsidiaries, and their heirs, executors and administrators, according to which CCHBC will indemnify and hold harmless those persons to the fullest extent permitted by law, from and against all threatened, pending or completed actions, suits or proceedings—whether civil, criminal, administrative or investigative—and all costs, charges, losses, damages and expenses, subject to certain exceptions.

        Moreover, according to general principles of Swiss employment law, an employer may, under certain circumstances, be required to indemnify an employee against losses and expenses incurred by him in the execution of his duties under the employment agreement, unless the losses and expenses arise from the employee's gross negligence or willful misconduct.

        CCHBC maintains directors' and officers' insurance for its Directors and officers as well as officers and directors of certain subsidiaries.

        Furthermore, the general meeting of shareholders of CCHBC may release a Director or officer from his liability in relation to disclosed facts against the company, those shareholders who approved the resolution of release or who have since acquired their shares in full knowledge of the resolution and those other shareholders which do not bring action within six months after the resolution, including if he or she has acted in bad faith or has breached his or her duty of loyalty.

MAJOR SHAREHOLDERS

        Upon the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. and the formation of Coca-Cola Hellenic Bottling Company S.A. in August 2000, the Kar-Tess Group (of which Kar-Tess Holding is the sole remaining member) held approximately 38%, and TCCC (through subsidiaries) held approximately 24% of the outstanding Coca-Cola Hellenic Bottling Company S.A. shares. In view of these shareholdings and their respective commercial interests, the Kar-Tess Group and TCCC (through its subsidiaries holding the Coca-Cola Hellenic Bottling Company S.A. shares) entered into the Coca-Cola Hellenic Bottling Company S.A. Shareholders' Agreement, which governed certain aspects of their relationship as Coca-Cola Hellenic Bottling Company S.A. shareholders. In addition, in connection with the secondary listing of the Coca-Cola Hellenic Bottling Company S.A. shares on the LSE in August 2000, Coca-Cola Hellenic Bottling Company S.A., the Kar-Tess Group and the TCCC subsidiaries entered into the Coca-Cola Hellenic Bottling Company S.A. Relationship Agreement. These arrangements were intended to ensure that neither Kar-Tess Holding nor TCCC were in a position to exercise disproportionate influence over the CCHBC Group's business at a Board or shareholder level.

        Under the Coca-Cola Hellenic Bottling Company S.A. Shareholders' Agreement, Kar-Tess Holding and the TCCC subsidiaries holding Coca-Cola Hellenic Bottling Company S.A.'s shares agreed, among other things, certain restrictions on transfers of their respective shares, the composition of the Board, veto rights and majority requirements for decisions of the Board and certain voting agreements on specific matters submitted to the shareholders. In particular, the Coca-Cola Hellenic Bottling Company S.A. Shareholders' Agreement provided that the Board be composed of 12 directors comprising two directors designated by TCCC, four directors designated by Kar-Tess Holding and the remaining directors jointly designated by the Kar-Tess Group and TCCC. Under the Coca-Cola Hellenic Bottling Company S.A. Relationship Agreement, Kar-Tess Holding and the TCCC subsidiaries agreed, among other things, that there be at least two independent directors on the Board at any given time. The Coca-Cola Hellenic Bottling Company S.A. Relationship Agreement also provided certain quorum and voting restrictions with respect to transactions between the CCHBC Group and TCCC or Kar-Tess Holding and their respective affiliates and that as long as the Kar-Tess Group and TCCC were together able to exercise 30% of the voting rights or to control the appointment of a majority of the Board, any transaction between either of them (or their affiliates) and the CCHBC Group be conducted at arm's length (without prejudice to the rights of any member of TCCC's group under the bottlers' agreements).

        In practice, none of Coca-Cola Hellenic Bottling Company S.A., TCCC or Kar-Tess Holding had recourse to these arrangements to enforce their legal rights and protections. Accordingly, in connection with the CCHBC's admission to the Official List in April 2013, and in order to more fully reflect the absence of concerted action between them, Kar-Tess Holding and TCCC determined to terminate the arrangements contained in the Coca-Cola Hellenic Bottling Company S.A. Shareholders' Agreement and Coca-Cola Hellenic Bottling Company S.A. consented to the termination of the Coca-Cola Hellenic Bottling Company S.A. Relationship Agreement. As a result, Kar-Tess Holding and TCCC informed CCHBC that they do not consider that they are acting in concert and that no agreement or understanding (formal or informal) exists between TCCC or any of its subsidiaries holding CCHBC Ordinary Shares, on the one hand, and Kar-Tess Holding, on the other hand, in relation to the future governance or control of CCHBC.

        Based on information available to CCHBC, as at 14 March 2014, Kar-Tess Holding held 23.2% of CCHBC shares and TCCC (through its subsidiary CCHBC Grouping Inc.) held 23.1% of CCHBC Ordinary Shares. Four members of the Board, Mr. George A. David, Mr. Anastassis G. David, Mr. Anastasios P. Leventis and Mr. Haralambos K. Leventis, may, by virtue of their responsibilities within the Kar-Tess Group, be deemed to be the beneficial owners of the CCHBC Ordinary Shares held by Kar-Tess Holding under applicable SEC rules. However, each of these individuals disclaims such beneficial ownership.

        The table below summarises the interests equal to or exceeding 5% of CCHBC's outstanding share capital as notified to CCHBC as at 14 March 2014.

	As at 14 March 2014
Name	Percentage of ordinary shares(3)	Number of ordinary shares
The Kar-Tess Group(1)
Kar-Tess Holding(1)	23.2%	85,355,019
The Coca-Cola Company
CCHBC Grouping, Inc(2)	23.1%	85,112,078

(1)
On 6 December 2010 Kar-Tess Holding transferred nine of its wholly owned subsidiaries holding an aggregate 22,453,254 ordinary shares to entities and individuals who were either ultimate beneficial owners of Kar-Tess Holding or have been nominated by them. None of these entities and individuals owns individually more than 2% of CCHBC's outstanding shares and voting rights. According to a Schedule 13D/A filed with the SEC on 18 June 2013, the CCHBC ordinary shares held by Kar-Tess Holding may also be deemed to be beneficially owned by Boval S.A., Usoni S.A., O&R Holdings Ltd., Boval Limited, Lavonos Ltd., Torval Investment Corp., Truad Verwaltungs AG, in its capacity as trustee of a private discretionary trust established for the primary benefit of present and future members of the family of the late Anastasios George Leventis, and by Mr. Anastassis David, Mr. George A. David, Mr. Anastasios P. Leventis and Mr. Haralambos K. Leventis.

(2)
According to a Schedule 13G/A filed with the SEC on February 14, 2014, these shares are all beneficially owned by CCHBC Grouping, Inc., a Delaware company and an indirect, wholly owned subsidiary of TCCC.

(3)
Calculated based on 367,690,225 CCHBC Ordinary Shares, including 3,445,060 treasury shares.

        No shareholders in CCHBC hold any special voting rights

 ADDITIONAL DISCLOSURES

Legal Proceedings

        The Greek Competition Authority issued a decision on 25 January 2002, imposing a fine on Coca-Cola Hellenic Bottling Company S.A. (following the merger now 3E Cyprus Limited) of approximately €2.9 million for certain discount and rebate practices and required changes to the Coca-Cola Hellenic Bottling Company S.A's commercial practices with respect to placing coolers in certain locations and lending them free of charge. On 16 June 2004, the fine was reduced on appeal to €1.8 million. On 29 June 2005, the Greek Competition Authority requested that Coca-Cola Hellenic Bottling Company S.A. provide information on its commercial practices as a result of a complaint by certain third parties regarding Coca-Cola Hellenic Bottling Company S.A.'s compliance with the decision of 25 January 2002. On 7 October 2005, Coca-Cola Hellenic Bottling Company S.A. was served with notice to appear before the Greek Competition Authority. On 14 June 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day that Coca-Cola Hellenic Bottling Company S.A. allegedly failed to comply with the decision of 25 January 2002. On 31 August 2006, Coca-Cola Hellenic Bottling Company S.A. deposited an amount of €8.9 million, reflecting the amount of the fine and applicable tax, with the Greek authorities. As a result of this deposit, Coca-Cola Hellenic Bottling Company S.A. increased the charge to its 2006 financial statements in connection to this case. On 23 November 2007, the Court of Appeals partly reversed and partly upheld the decision of the Greek Competition Authority reducing the amount of the fine to €5.9 million. The reduction of the fine by €2.8 million was recognised in Coca-Cola Hellenic Bottling Company S.A.'s 2007 income statement. Coca-Cola Hellenic Bottling Company S.A. has appealed the decision of the Court of Appeals to the extent it upholds the fine, to the Supreme Administrative Court of Greece. Coca-Cola Hellenic Bottling Company S.A. (following the merger now 3E Cyprus Limited) believes that it has substantial legal grounds for its appeal against the judgement of the Court of Appeals. The Greek Competition Authority and one of Coca-Cola Hellenic Bottling Company S.A.'s competitors have also appealed the decision of the Court of Appeals. There have been no material developments in the applicable litigation. Since 2008 when the case was first referred to the Supreme Administrative Court of Greece, hearings have been postponed due to the backlog of pending cases before the Court. Utilising advice from outside legal counsel, Coca-Cola Hellenic Bottling Company S.A. (following the merger now 3E Cyprus Limited) considers the risk of an increase to the amount of the fine and the possibility of further cash outflows as remote.

        In relation to the Greek Competition Authority's decision of 25 January 2002, one of Coca-Cola Hellenic Bottling Company S.A.'s competitors has filed a lawsuit against Coca-Cola Hellenic Bottling Company S.A. claiming damages in an amount of €7.7 million. The court of first instance heard the case on 21 January 2009 and subsequently rejected the lawsuit. The plaintiff has appealed the judgement and on 9 December 2013 the Athens Court of Appeals rejected the plaintiff's appeal. Following the spin-off, Coca-Cola HBC Greece S.A.I.C. substituted Coca-Cola Hellenic Bottling Company S.A. as defendant in this lawsuit. Coca-Cola HBC Greece S.A.I.C. has not provided for any losses related to this case.

        On 1 February 2012, the Greek Competition Commission conducted an inspection of Coca-Cola Hellenic Bottling Company S.A.'s (following the merger now 3E Cyprus Limited) operations as part of an investigation into the sparkling, juice and water categories. Coca-Cola HBC Greece S.A.I.C., by which the production, bottling and distribution division of Coca-Cola Hellenic Bottling Company S.A. was absorbed has a policy of strict compliance with Greek and EU competition law and it is cooperating fully with the Greek Competition Commission.

        In the second quarter of 2010, the Serbian Competition Authority opened an investigation into the commercial practices of the CCHBC Group's Serbian subsidiary for potential abuse of dominance in the market for distribution of alcoholic and non-alcoholic beverages. In December 2012, the authority addressed a statement of objections to the CCHBC Group's Serbian subsidiary on which our Serbian subsidiary responded in March 2013. The CCHBC Group believes that its Serbian subsidiary has not violated any Serbian competition rules and will challenge any such allegations vigorously. At present, it is not possible to predict the outcome of this investigation.

        In 1992, the CCHBC Group's subsidiary Nigerian Bottling Company ("NBC") acquired a manufacturing facility in Nigeria from Vacunak, a Nigerian company. In 1994, Vacunak filed a lawsuit against NBC, alleging that a representative of NBC had orally agreed to rescind the sale agreement and instead enter into a lease agreement with Vacunak. As part of its lawsuit Vacunak sought compensation for rent and loss of business opportunities. NBC discontinued all use of the facility in 1995. On August 19, 2013, NBC received the written judgement of the Nigerian court of first instance issued on 28 June 2012 providing for damages of approximately €38.5 million. NBC has filed an appeal against the judgement. Based on advice from NBC's outside legal counsel, the CCHBC Group believes that it is unlikely that NBC will suffer material financial losses from this case. The CCHBC Group has consequently not provided for any losses in relation to this case.

        Other than these actions, the CCHBC Group is not subject to any litigation, arbitration, regulatory actions or other disputes that, individually or in the aggregate, involve potential liabilities that could have a material adverse effect on the results of operations, cash flow or financial condition of the CCHBC Group, nor is the CCHBC Group aware that any such disputes are pending or threatened against the CCHBC Group or any of its subsidiaries.

Related Party Transactions

Relationship with The Coca-Cola Company

TCCC bottling system

        TCCC's bottling system is based on a division of functions between TCCC and its various bottlers.

        TCCC owns the trademarks of the beverages of TCCC, controls the global marketing of TCCC's brands and supplies the bottlers of TCCC's products with the concentrate for such products.

        In their local markets, the bottlers of TCCC's products undertake to:

  •
  produce the products of TCCC;

  •
  engage in local marketing and promotional activities customised to the particular circumstances of the markets in which they operate;

  •
  establish business relationships with local customers and develop local distribution channels, for example, by investing in cold drink equipment, such as coolers; and

  •
  distribute the products of TCCC to retailers either directly or indirectly through wholesalers.

        TCCC maintains relationships with independently owned bottlers in whom TCCC has no ownership interest, with bottlers in which TCCC has invested and holds a non-controlling ownership interest and with bottlers in which TCCC has invested and holds a controlling ownership interest.

Key bottler of TCCC

        The CCHBC Group is the second largest independent bottler of products of TCCC in the world in terms of net sales revenue and the second largest in terms of volume, and the CCHBC Group believes that it has strategic importance within the Coca-Cola bottling system. As one of TCCC's key bottlers, the CCHBC Group works closely with TCCC, utilising their respective skills and assets to maximise the opportunities to increase sales in the CCHBC Group's Territories and, ultimately, increase value over the long-term to its shareholders. In the year ended 31 December 2013, the products of TCCC

(including trademarked beverages of joint ventures to which TCCC is a party) accounted for approximately 97% of the CCHBC Group's total sales volume. TCCC has also licensed to the CCHBC Group the use of TCCC trademark in the CCHBC Group's corporate names. In practice, CCHBC's and TCCC's economic interests are aligned with respect to CCHBC's TCCC brand-related business and the parties have a constructive and collaborative relationship, where TCCC frequently negotiates with CCHBC over distribution matters and CCHBC frequently negotiates with TCCC over consumer marketing and demand-stimulating initiatives.

Bottlers' agreements

        TCCC has the ability to exert significant influence over the conduct of the CCHBC Group's business under a number of bottlers' agreements entered into between TCCC and the CCHBC Group's operating companies for the countries in which the CCHBC Group operates. Bottlers' agreements are the standard contracts that TCCC enters into with bottlers outside the United States for the sale of concentrate for TCCC's trademarked beverages. All the bottlers' agreements entered into by TCCC and the CCHBC Group with respect to the CCHBC Group's non-EU markets are in the form of TCCC's standard international bottlers' agreements. The bottlers' agreements for the CCHBC Group's EU countries, including Austria, Greece, Italy (Northern and Central), Northern Ireland and the Republic of Ireland, are TCCC's standard EU bottlers' agreements.

        On 10 October 2012, TCCC agreed to extend the term of the bottlers' agreement for a further 10 years until 2023.

        On 30 July 1999, TCCC announced that it had completed the acquisition of the beverage brands of Cadbury Schweppes plc in certain countries. Schweppes Holdings Limited, a wholly-owned subsidiary of TCCC, has granted to the CCHBC Group the rights to sell and distribute these beverages in the Republic of Ireland and Northern Ireland pursuant to bottlers' agreements substantially similar to the standard EU bottlers' agreement and in Nigeria, the Russian Federation, Bulgaria, Bosnia and Herzegovina, Croatia, Ukraine, FYROM, Serbia, Montenegro, Slovenia, Estonia, Lithuania and Latvia pursuant to bottlers' agreements substantially similar to the standard international bottlers' agreement of TCCC, except that the bottlers' agreements for Bosnia and Herzegovina, Croatia and Slovenia are renewable for an additional term of five years.

International bottlers' agreements (for countries outside the European Economic Area)

        Exclusivity.    The CCHBC Group's operating companies have the right to produce and the exclusive rights granted by TCCC in their Territories to sell and distribute those beverages of TCCC in those containers, such as glass bottles, plastic bottles and/or cans, specifically identified in each agreement. TCCC retains the right to produce and sell, or authorise third parties to produce and sell, beverages of TCCC in any manner or form not specified in the bottlers' agreement within the relevant Territory. TCCC also retains the right to produce or authorise third parties to produce the products covered by the agreement in the Territory of the operating company for sale outside that Territory. The international bottlers' agreements also contemplate that there may be instances in which large or special buyers have operations transcending the boundaries of the CCHBC Group's operating companies' Territories and, in such instances, its operating companies agree not to oppose any additional measures deemed necessary by TCCC to improve sales and distribution to such customers. The CCHBC Group's local operating companies are prohibited from producing or handling any beverage product other than products of TCCC or from acquiring or holding an interest in a party that engages in such business in the Territories covered by these agreements without TCCC's prior consent.

        Supply of concentrate.    The CCHBC Group's international bottlers' agreements require it to purchase all its requirements of concentrate for beverages of TCCC from TCCC and its authorised suppliers. TCCC sells concentrate to the CCHBC Group at prices that TCCC is entitled to determine in its sole discretion, including the conditions of shipment and payment as well as the currency of the transaction. In practice, however, TCCC normally sets concentrate prices only after discussions with the CCHBC Group so as to reflect trading conditions in the relevant country and so as to ensure that such prices are in line with the CCHBC Group's and TCCC's respective sales and marketing objectives for particular TCCC brand-related products and particular Territories. TCCC generally uses an incidence-based pricing model in relation to the CCHBC Group, which means that these prices reflect a percentage of the CCHBC Group's net sales revenue, otherwise called the incidence rate.

        Packaging of the products of TCCC.    The CCHBC Group must distribute all the products of TCCC in containers authorised by TCCC (which has the right to approve, in its sole discretion, any kind of packages and containers for TCCC's beverages, including their size, shape and other attributes). TCCC may, in its sole discretion, redesign or discontinue any package of any beverage of TCCC, subject to certain limitations, so long as TCCC's beverages covered by the relevant agreement are not all discontinued. The CCHBC Group must purchase all containers, closures, cases and other packaging materials and labels from manufacturers approved by TCCC. TCCC is the sole owner of the trademarks that identify TCCC's beverages and of the secret formulae used in concentrates. The CCHBC Group is prohibited from producing other products or packages that would imitate, infringe or cause confusion with the products, trade dress, containers or trademarks of TCCC, or from acquiring or holding an interest in a party that engages in such activities.

        Other conditions.    The CCHBC Group is required to maintain adequate production and distribution facilities and inventories of bottles, caps, boxes, cartons and other exterior packaging or materials as well as to undertake adequate quality control measures prescribed by TCCC. The CCHBC Group also undertakes to develop, stimulate and meet the demand for TCCC's beverages and use all approved means and spend such funds on advertising and other forms of marketing as may be reasonably required to meet that objective and to maintain sound financial capacity to secure the performance of its obligations to TCCC. The CCHBC Group is required to submit to TCCC for each of its Territories an annual business plan, which must be acceptable to TCCC. In practice, however, the CCHBC Group works closely with TCCC to develop its annual business plan in light of the then prevailing trading conditions in each Territory.

        Trans-shipping.    The CCHBC Group's operating companies are prohibited from making sales of TCCC's beverages outside of their prescribed Territories or to anyone intending to resell the beverages outside those Territories without the consent of TCCC. TCCC may impose financial penalties on operating companies whose products are found in another bottler's territory or even cancel the licence for the type of containers found in the other bottler's territory.

        Pricing.    The CCHBC Group's operating companies are entitled to set the price of products sold to retailers. In practice, the CCHBC Group works closely with TCCC to determine the pricing strategy in light of the trading conditions prevailing at the relevant time in each Territory.

        Assignment/Change of control.    Each operating company is prohibited from assigning, transferring or pledging its bottlers' agreement with TCCC, or any interest in it, whether voluntarily or involuntarily, without the consent of TCCC. In addition, the CCHBC Group's operating company may not undergo a change of control without the consent of TCCC.

        Term.    The international bottlers' agreements were due to expire in December 2013 unless terminated earlier as provided in the agreements or extended in accordance with their terms. However, if the CCHBC Group's operating companies have complied fully with the agreements during the term, are "capable of the continued promotion, development and exploitation of the full potential of the business" and request an extension of the agreement, an additional term until 2023 may be granted in TCCC's sole discretion.

        On 10 October 2012, TCCC agreed to extend the term of the international bottlers' agreements for a further 10 years until 2023.

        Termination.    Either party to an international bottlers' agreement may, with 60 days' written notice to the other party, terminate the bottlers' agreement in the event of non-compliance by the other party with its terms so long as the party in non-compliance has not cured such noncompliance during this 60-day period. Either party may also terminate the agreement by written notice to the other party if its terms violate applicable law or if any of the parties is unable to legally obtain foreign exchange to remit abroad in payment of imports of concentrate.

        In addition, TCCC may terminate an international bottlers' agreement with any of the CCHBC Group's operating companies immediately by written notice to such operating company in the event that:

  •
  the operating company suspends payments to creditors, declares bankruptcy, is declared bankrupt, is expropriated or nationalised, is liquidated or dissolved or if a receiver is appointed to manage the business of the operating company;

  •
  the operating company transfers control, assigns the bottlers' agreement, delegates performance under the agreement or fails to report to TCCC material changes in its ownership; or

  •
  the operating company or any individual or legal entity that controls, owns a majority of the shares in or, directly or indirectly, influences the management of the operating company engages in the production of non-alcoholic beverages other than TCCC's non-alcoholic beverages, whether through direct ownership of such operations or through control or administration thereof, provided that, upon request, the operating company shall be given six months to remedy such situation..

        Moreover, if an operating company does not wish to pay the required price for concentrate for the beverage "Coca-Cola", it must so notify TCCC in writing within 30 days of receipt of TCCC's new prices, in which case the bottlers' agreement in relation to concentrate for the beverage "Coca-Cola" will terminate automatically three months after the date of such notice. In case an operating company refuses to pay the required price for concentrate other than concentrate for the beverage "Coca-Cola", TCCC may at its option cancel the bottlers' agreement in relation to such concentrate or terminate the entire agreement, in each case with three months' written notice.

        In addition to TCCC's termination rights described above, if the CCHBC Group's operating company does not comply with the standards and instructions established by TCCC relating to the production of the licensed products, TCCC is entitled to suspend the operating company's authorisation to produce such products of TCCC until the default has been corrected to TCCC's satisfaction. TCCC may also elect, in the event that an operating company breaches the terms of the agreement with respect to a particular product, to cancel the authorisation granted to such operating company under the agreement in respect of that product.

EU bottlers' agreements

        Exclusivity.    The CCHBC Group's operating companies have the right to produce and the exclusive rights granted by TCCC in their Territories to sell and distribute the products of TCCC in those containers, such as glass bottles, plastic bottles and/or cans, specifically identified in each agreement. TCCC retains the right to produce and sell, or authorise third parties to produce and sell, the beverages in any manner or form not specified in the bottlers' agreement within the relevant Territory. TCCC also retains the right to produce, or authorise third parties to produce in the Territory of the operating company, the products covered by the agreement for sale outside that Territory. The EU bottlers' agreements also contemplate that there may be instances in which large or special buyers have operations transcending the boundaries of the operating company's Territories. In such instances, the CCHBC Group's operating companies agree not to oppose, without valid reason, any additional measures deemed necessary by TCCC to improve sales and distribution to such customers. The

CCHBC Group's operating companies also agree not to oppose any measures taken by TCCC in compliance with the competition rules of the European Economic Area.

        Supply of concentrate.    The provisions of the EU bottlers' agreements relating to the supply of concentrate are substantially similar to the corresponding provisions of the international bottlers' agreements described above.

        Packaging of the products of TCCC.    The provisions of the EU bottlers' agreements relating to the packaging of the products of TCCC are substantially similar to the corresponding provisions of the international bottlers' agreement described above.

        Other conditions.    The EU bottlers' agreements contain substantially similar conditions to the conditions of the international bottlers' agreements described above.

        Trans-shipping.    The CCHBC Group's operating companies are prohibited from making sales of TCCC's beverages outside their prescribed Territories, or to anyone intending to resell these beverages outside those Territories, without the consent of TCCC, except for sales arising out of an unsolicited order from a customer in another member state of the European Economic Area or sales to a customer intending to export to another such member state. TCCC may impose financial penalties on operating companies whose products are found in another bottler's territory in violation of the bottlers' agreement or even cancel the licence for the type of containers found in the other bottler's territory.

        Pricing.    The provision of the EU bottlers' agreements relating to pricing of the products of TCCC are substantially similar to the corresponding provisions of the international bottlers' agreement described above.

        Assignment/Change of control.    The assignment and change of control provisions of the EU bottlers' agreement are substantially similar to the assignment provisions of the international bottlers' agreements described above.

        Term.    The EU bottlers' agreements were due to expire in December 2013, unless terminated earlier as provided in the agreements or extended in accordance with their terms. If the CCHBC Group's operating companies have complied fully with the agreements during the term, are "capable of the continued promotion, development and exploitation of the full potential of the business" and request an extension of the agreement, an additional term until 2023 may be granted in the sole discretion of TCCC. The bottlers' agreement relating to the production, distribution and sale of products of TCCC in Greece does not specifically provide for the CCHBC Group's ability to request the renewal of such agreement.

        On 10 October 2012, TCCC agreed to extend the term of the EU bottlers' agreements for a further 10 years until 2023.

        Termination.    The termination provisions of the EU bottlers' agreements are substantially similar to the termination provisions of the international bottlers' agreements described above, except that the EU bottlers' agreements may not be terminated in connection with the violation of terms that are particular to the international bottlers' agreements, such as the restriction on the production of beverages other than beverages of TCCC.

Administration and implementation of the bottlers' agreements

        The CCHBC Group's business relationship with TCCC is mainly governed by the bottlers' agreements entered into between TCCC and the CCHBC Group's operating subsidiaries in each of the Territories. Similar to arrangements between other beverage brand owners and their bottlers, the CCHBC Group's bottlers' agreements with TCCC establish an overall framework for the administration and implementation of the commercial relationship between TCCC and the CCHBC Group, and the operation of that overall framework occurs in the normal course of the CCHBC Group's business.

        The effect of the bottlers' agreements is to give the CCHBC Group the exclusive right to produce, sell and distribute specified TCCC branded products in the Territories, as may be designated from time to time. In return, the CCHBC Group is required to purchase all of its requirements of concentrate for TCCC branded products from TCCC and its authorised suppliers at prices determined by TCCC from time to time in its sole discretion. The CCHBC Group is required to distribute TCCC branded products in packaging and containers approved by TCCC. The CCHBC Group also undertakes general obligations to maintain adequate production and distribution facilities, as well as inventories, to undertake adequate quality control measures, to develop and meet demand for TCCC branded products, to spend funds on advertising and marketing and to make capital expenditures. However, the bottlers' agreements do not set out or quantify specific or detailed performance obligations (either financial or non-financial) on the part of the CCHBC Group. In practice, the operating and day-to-day administration of the bottlers' agreement between TCCC and the CCHBC Group are subject to negotiations between them.

        In their day-to-day business relationship, TCCC and the CCHBC Group work closely together in relation to the CCHBC Group's TCCC brand-related business. In this relationship, TCCC and the CCHBC Group apply a demarcation of roles whereby, by and large, TCCC is responsible for developing overall consumer awareness and demand and protecting its trademarks, while the CCHBC Group is responsible for the production, distribution and sales to the CCHBC Group's customers of TCCC-branded products. In their day-to-day business relationship, within the framework of the bottlers' agreements, TCCC and the CCHBC Group would generally be expected to enter into the types of commercial interactions described below in the normal course of the CCHBC's Group's business with a view to aiding the generation of the CCHBC Group's revenue, through maximising the success of the CCHBC Group's TCCC brand-related business.

Introduction of new products and packaging

        A description of the products currently authorised to the CCHBC Group from TCCC is set out in the section entitled "Information on the CCHBC Group—Business Overview—Products". TCCC may from time to time introduce new or additional products and packages for particular Territories and, because of the CCHBC Group's status as a key bottler for TCCC products, CCHBC has historically acquired the right to produce, sell and distribute any such new or additional products and packages for the Territory in accordance with the terms of the bottlers' agreements.

Purchase of concentrate, other raw materials and finished goods

        The CCHBC Group's operating companies purchase concentrate and other items such as finished products from TCCC and its authorised suppliers. The bottlers' agreements stipulate that TCCC determines the price of concentrate for each of TCCC's branded products for each Territory at prices that are set from time to time by TCCC in its sole discretion, including the conditions of shipment and payment, as well as the currency of the transaction. In practice, TCCC has historically set concentrate prices only after discussions with the CCHBC Group so as to reflect trading conditions in the relevant Territory and so as to ensure that such prices are in line with the CCHBC Group's and TCCC's mutually agreed upon sales and marketing objectives. TCCC generally uses an incidence-based pricing model to determine the price at which it sells concentrate to the CCHBC Group, which generally tracks a percentage of the CCHBC Group's net sales revenue, but in the ordinary course has also used a fixed pricing model. Under the terms of the bottlers' agreements, TCCC is not obliged to follow any particular pricing model and, as part of the ongoing business relationship between TCCC and the CCHBC Group, TCCC retains complete flexibility to introduce one or more alternative pricing models from time to time.

        Although TCCC determines concentrate pricing in its sole discretion, the CCHBC Group determines its purchase volumes based on its assessment of demand and its stock requirements in accordance with the CCHBC Group's business plan from time to time, with a view to meeting its general obligation under the bottlers' agreements to meet demand for TCCC products in the Territories; there are no specific or detailed quota requirements under the bottlers' agreements.

        The total purchases of concentrate, finished goods and other material from TCCC was €1,432.7 million, €1,305.4 million and €1,300.8 million for the years ended 31 December 2013, 2012 and 2011, respectively. The CCHBC Group also purchases concentrate from Beverage Partners Worldwide, a joint venture between TCCC and Nestlé S.A. Purchases of inventory from Beverage Partners Worldwide amounted to €89.4 million, €101.5 million and €99.6 million in the years ended 31 December 2013, 2012 and 2011, respectively.

Sales pricing

        The CCHBC Group's operating companies are entitled to set the price of products sold to retailers. In practice, the CCHBC Group works closely with TCCC to determine the pricing strategy in light of trading conditions prevailing at the relevant time in each Territory.

Marketing and promotional support and investments

        Under the bottlers' agreements, the CCHBC Group undertakes, among other things, to develop, stimulate and meet the demand for TCCC-branded products and to make expenditures on advertising and other forms of marketing as may reasonably be required to create demand for TCCC-branded products.

        Annual objectives are mutually agreed between the CCHBC Group and TCCC and shape the level of marketing and promotional support and investments that may become necessary to achieve these goals. The mutually agreed upon marketing and promotional investments are segregated into consumer-driven (such as building brand equity, analysing consumer preferences, formulating brand marketing strategies and media advertising plans), which are TCCC's responsibility, and customer-driven (such as customer discounts and marketing and promotional materials at a customer level), which are the responsibility of the CCHBC Group.

        As contemplated by the terms of the bottlers' agreements, TCCC has historically supported the CCHBC Group's marketing and promotional plans and investment strategies through discretionary contributions to the CCHBC Group. As part of the operation of the bottlers' agreements and as part of the ongoing business relationship between TCCC and the CCHBC Group in the normal course of the CCHBC Group's business, TCCC and the CCHBC Group typically share the marketing expenses for the co-operative arrangements that they enter into, although there is no obligation to do so, and similarly TCCC also contributes towards the CCHBC Group's investments in certain fixed assets, such as coolers, that are integral to the implementation of the CCHBC Group's marketing and promotional plans. The levels of support programmes are usually discussed between TCCC and the CCHBC Group annually on a Territory-by-Territory basis to reflect a mutual annual marketing plan for that Territory and expected sales volumes of TCCC products for that year.

        Total net contributions received from TCCC for marketing and promotional support programmes amounted to €99.2 million, €70.6 million and €76.5 million for the years ended 31 December 2013, 2012 and 2011, respectively. These contributions, if related to payments the CCHBC Group makes to specific customers for marketing and promotional incentives, are recognised as a reduction of the CCHBC Group's payments to customers. These payments to customers, net of contributions received from TCCC, are deducted from sales revenue and, in the years ended 31 December, 2013, 2012 and 2011, amounted to €69.9 million, €51.2 million and €49.0 million, respectively. Payments for marketing programmes not specifically attributable to a particular customer are recognised as a reduction of selling expenses and amounted to €31.0 million, €20.1 million and €21.9 million in the years ended 31 December 2013, 2012 and 2011, respectively. The levels of support programmes are jointly determined annually on a Territory-by-Territory basis to reflect the mutually agreed annual marketing plan for that Territory and expected sales volume for the year. While these programmes are contemplated in the bottlers' agreements, TCCC is ultimately under no obligation to participate in the programmes or continue past levels of funding into the future.

Business plan

        The CCHBC Group is responsible for the formulation of the business plan for the CCHBC Group's business as described in the section entitled "Corporate Governance—Operating Committee—Operating Committee Functions". In practice, TCCC and the CCHBC Group have worked closely together to ensure that their respective business plans for the Territories are co-ordinated, including in relation to the marketing and promotional support and investment strategies described above, so that CCHBC Group can ensure its strategy for sales, trade and point of sale marketing to its retail customers is consistent with TCCC's overall general consumer brand marketing strategy and media advertising plans in the Territories. Their respective business plans are co-ordinated including in relation to marketing as described above and the introduction of new products and packaging arrangements. In addition, in accordance with the terms of the bottlers' agreements for the CCHBC Group's non-EU Territories, TCCC may from time to time grant waivers to permit the CCHBC Group to produce, sell and distribute non-TCCC branded products in those non-EU Territories.

Recent acquisitions with TCCC

        The CCHBC Group and TCCC are jointly pursuing the development or acquisition of mineral water and juice opportunities with a view to expanding their presence in the water and juice segments. As part of this strategy, the CCHBC Group has a common understanding with TCCC with respect to water acquisitions, whereby the CCHBC Group will have full ownership of the operating assets and exercise managerial control over the relevant business, while TCCC will own the brands and, jointly with the CCHBC Group, the water source in the case of mineral waters. Where a separation of brands from operating assets is not feasible due to legal or tax reasons, the acquired property will continue to be jointly owned by TCCC and the CCHBC Group. In that case, the CCHBC Group will retain the management and operational control of the acquired business and it will work with TCCC towards the eventual transfer of the brands to TCCC on a cost-neutral basis. In relation to juice acquisitions, the CCHBC Group and TCCC each owns 50% of the jointly acquired entities to date, the Multon Z.A.O. group and Fresh & Co, which are accounted for as joint ventures. On 20 April 2011 the CCHBC Group along with TCCC, acquired through Multon Z.A.O., MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE, a fruit juice and nectar producer in Belarus. For additional information on these acquisitions and other major recent transactions, see the section entitled "Information on the CCHBC Group—Other recent transactions". The joint venture agreements entered into by the CCHBC Group and TCCC establish an overall framework for the administration and implementation of the particular joint venture, and the operation of that overall framework occurs as part of the normal course of the CCHBC Group's business.

Amounts payable to and receivable from TCCC and Beverage Partners Worldwide

        As at 31 December 2013, TCCC owed the CCHBC Group €73.6 million, as compared to €49.6 million as at 31 December 2012. The CCHBC Group owed TCCC a total amount of trade payables of €215.4 million and €154.0 million as at 31 December 2013 and 2012, respectively.

        As at 31 December 2013 and 2012, the CCHBC Group owed €0.3 million and €4.9 million respectively, to Beverage Partners Worldwide and was not owed any amounts by Beverage Partners Worldwide.

 Other transactions with TCCC

        Other income primarily comprises rent, facility and other costs and was €1.6 million, €1.2 million and €1.2 million in the years ended 31 December 2013, 2012 and 2011, respectively, and a toll-filling relationship in Poland of €19.0 million, €18.0 million and €13.8 million in the years ended 31 December 2013, 2012 and 2011, respectively. Other expenses related to facility costs charged by TCCC and shared costs were €2.8 million, €1.5 million and €4.0 million in the years ended 31 December 2013, 2012 and 2011, respectively, included in operating expenses.

        During the years ended 31 December 2013, 2012 and 2011, respectively, the CCHBC Group sold finished goods and raw materials to TCCC in amounts of €28.2 million, €25.1 million and €32.8 million.

        All transactions with TCCC are conducted on an arm's length basis.

Relationship with Kar-Tess Group

Supply agreement with Frigoglass S.A.

        Until June 2000, the CCHBC Group owned 20% of Frigoglass S.A., a company listed on the Athens Exchange which manufactures coolers, cooler parts, glass bottles, crowns and plastics. Frigoglass S.A. is related to the CCHBC Group as described below.

        The CCHBC Group entered into a supply agreement with Frigoglass S.A. in 1999, which was initially set to expire on 31 December 2004, but extended, on substantially similar terms, in June 2004 and again in December 2008 and again in April 2013 to 31 December 2018. The CCHBC Group is obligated to obtain at least 60% of its annual requirements of coolers from Frigoglass S.A., in order to maintain its status as a non-exclusive most favoured client. The prices at which the CCHBC Group purchases these products are agreed between the CCHBC Group and Frigoglass S.A. at the beginning of each year. If an agreement is not reached, the applicable prices will be determined based on the weighted average prices of other primary European suppliers to TCCC's European bottlers of equal standard and reputation. The CCHBC Group has the status of a non-exclusive most favoured customer of Frigoglass S.A., which means that the price to the CCHBC Group must be less than the prices charged to other customers of Frigoglass S.A. that do not have this status and any orders placed by the CCHBC Group must be dealt with in absolute priority with respect to orders from those other customers. CCHBC has the status of most favoured customer of Frigoglass, on a non-exclusive basis, provided that it obtains at least 60% (at prices which are negotiated on an annual basis and which must be competitive) of its annual requirements for cooling equipment from Frigoglass. In addition, most favoured customer status does not apply to any products which the CCHBC Group purchases from Frigoglass S.A. which are categorised as commodities and for which the CCHBC Group has requested, and has received, fixed prices.

        In the year ended 31 December 2013, the CCHBC Group made purchases of coolers, coolers parts, glass bottles, crowns and plastic from Frigoglass S.A. and its subsidiaries totalling €118.9 million, compared to €137.9 million in the year ended 31 December 2012 and €147.7 million in the year ended 31 December 2011. The CCHBC Group incurred maintenance and other expenses of €10.6 million in the year ended 31 December 2013, compared to €9.8 million in the year ended 31 December 2012 and €6.3 million in the year ended 31 December 2011.

        In addition, in the year ended 31 December 2013, the CCHBC Group recorded other income of €0.3 million, compared to €0.8 million in the year ended 31 December 2012 and €1.0 million in the year ended 31 December 2011.

        As at 31 December 2013, the CCHBC Group owed €11.7 million to Frigoglass S.A. in connection with the supply agreement, and Frigoglass S.A. owed to the CCHBC Group €0.5 million. This compared with €21.4 million and €14.3 million owed by the CCHBC Group to Frigoglass S.A. and

€1.2 million and €1.2 million owed by Frigoglass S.A. to the CCHBC Group as at 31 December 2012 and 2011, respectively.

        Truad Verwaltungs AG, in its capacity as trustee of a private discretionary trust established for the primary benefit of present and future members of the family of the late Anastasios George Leventis, currently indirectly owns 44.48% of Frigoglass S.A. through Torval Investment Corp., Lavonos Limited, Thrush Investments Holdings, Tinola Holdings S.A., Boval Limited, Boval S.A., Rondo Holding S.A. and Eagle Enterprises A.E. Truad Verwaltungs AG, in its capacity as trustee of the same private discretionary trust, holds 100% of the share capital of Torval Investment Corp., whose 100% owned subsidiary Lavonos Limited holds 100% of the share capital of Boval Limited as nominee for Torval Investment Corp, and Boval Limited controls its 100% owned subsidiary Boval S.A., which in turn controls Kar-Tess Holding, which holds approximately 23.2% of CCHBC's total issued capital.

        Frigoglass S.A. also has a controlling interest in Frigoglass Industries (Nigeria) Limited, a company in which the CCHBC Group has a 23.9% effective interest through its investment in Nigerian Bottling Company plc.

Leventis Overseas and AG Leventis (Nigeria) plc

        Leventis Overseas and AG Leventis (Nigeria) plc are related to the CCHBC Group by way of common directors. During the year ended 31 December 2013, the CCHBC Group purchased from Leventis Overseas and AG Leventis (Nigeria) plc finished goods and other materials totalling €17.9 million, compared to €20.3 million in the year ended 31 December 2012 and €14.9 million in the year ended 31 December 2011. The CCHBC Group incurred rental expenses of €2.1 million, €2.1 million and €2.8 million in the years ended 31 December 2013, 2012 and 2011, respectively. In addition, the CCHBC Group incurred other expenses of €0.5 million in the year ended 31 December 2013, €0.3 million in the year ended 31 December 2012 and €0.3 million in the year ended 31 December 2011 and has not recorded other income in the year ended 31 December 2013 and 2012, compared to €0.3 million in the years ended 31 December 2011. As at 31 December 2013, the CCHBC Group owed to Leventis Overseas and AG Leventis (Nigeria) plc €3.4 million, compared to €2.5 million and €3.8 million as at 31 December 2012 and 2011, respectively, and Leventis Overseas and AG Leventis (Nigeria) plc owed to the CCHBC Group €0.1 million, compared to €0.1 million and €0.2 million as at 31 December 2012 and 2011, respectively.

Other Related Parties

        During the year ended 31 December 2013, the CCHBC Group did not record any sale of finished goods compared to €0.5 million in the year ended 31 December 2012 and €1.6 million in the year ended 31 December 2011 from other related parties. The CCHBC Group purchased €1.6 million, of raw materials and finished goods, compared to €6.8 million in the year ended 31 December 2012 and €1.9 million in the year ended 31 December 2011 from other related parties. In addition, the CCHBC Group incurred expenses of €34.0 million in the year ended 31 December 2013, compared to €2.0 million in the year ended 31 December 2012 and €1.9 million in the year ended 31 December 2011. The CCHBC Group recorded income of €3.9 million, €0.3 million and €0.3 in the year ended 31 December 2013, 2012 and 2011, respectively. As at 31 December 2012, the CCHBC Group owed €3.1 million to other related parties compared to €0.7 million and €0.2 million, respectively, as at 31 December 2012 and 2011, and the CCHBC Group was owed €5.6 million as at 31 December 2013, compared to €0.3 million and €0.7 million as at 31 December 2012 and 2011, respectively.

Joint Arrangements

        The CCHBC Group purchased €25.6 million of finished goods during the year ended 31 December 2013 compared to €31.0 million and €28.9 million during the years ended 31 December 2012 and 2011.

CCHBC Group incurred other expenses of €0.5 million during the year ended 31 December 2012 compared to €0.4 million and €0.1 million during the years ended 31 December 2012 and 2011. The CCHBC Group recorded other income from joint arrangements of €11.6 million during the year ended 31 December 2013 compared to €0.2 million and €0.2 million during the years ended 31 December 2012 and 2011. As at 31 December 2013, the CCHBC Group owed €63.6 million compared to €67.5 million and €15.5 million as at 31 December 2012 and 2011 and was owed €9.1 million compared to €19.5 million and €17.4 million as at 31 December 2012 and 2011 by joint arrangements.

Material Contracts

        You should read the section entitled "Operating and Financial Review and Prospects", the section entitled "Shareholders Information—Major Shareholders" and the section entitled "Additional Disclosures—Related Party Transactions" for a discussion of CCHBC's material contracts, as well the section entitled "Additional Disclosures—Exhibits" for a list of CCHBC's material contracts.

Exchange Controls

        Other than in connection with government sanctions imposed on Belarus, Cote d'Ivoire, the Democratic Republic of the Congo, Eritrea, Guinea, Guinea-Bissau, Iran, Iraq, Lebanon, Liberia, Libya, Myanmar, North Korea, Somalia, Sudan, Syria, Zimbabwe, certain persons from the former Federal Republic of Yugoslavia and persons and organisations with a connection to Osama bin Laden, the "al Qaeda""group or the Taliban and certain persons connected with the assassination of Rafik Hariri, there are currently no laws, decrees or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on payment of dividends, interest or liquidation proceeds, if any, to non-Swiss resident holders of shares. In addition, there are currently no limitations under Swiss law on the remittance of dividends, interest or other payments to non-resident holders of CCHBC Ordinary Shares.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

COCA-COLA HBC AG (Registrant)
By:	/s/ JAN GUSTAVSSON
	Name:	Jan Gustavsson
	Title:	General Counsel, Director of Strategic Development and Company Secretary

Date: March 31, 2014

STATEMENTS OF DIRECTORS' RESPONSIBILITIES

        The Directors of the Company, whose names are set out below, confirm that to the best of their knowledge:

          (a)   The U.K. Annual Financial Report, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Group's performance business model and strategy.

          (b)   The U.K. Annual Financial Report includes a fair review of the development and performance of the business and the position of f the Company and the undertakings included in the consolidated CCHBC Group taken as a whole, together with a description of the principal risks and uncertainties that they face.

          (c)   The consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, as issued by the IASB, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidated CCHBC Group taken as a whole.

          (d)   The activities of the CCHBC Group, together with the factors likely to affect its future development, performance, the financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the section entitled "Operating and Financial Review and Prospects". In addition, notes 8 "Financial instruments", 15 "Borrowings", 18 "Share capital and share premium" and 29 "Financial risk management" to the financial statements include the company's objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk. The CCHBC Group has considerable financial resources together with long-term contracts with a number of customers and suppliers across different countries. As a consequence, the Directors believe that the CCHBC Group is well placed to manage its business risks successfully despite the current uncertain economic outlook. The Directors have a reasonable expectation that the CCHBC Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly they continue to adopt the going concern basis in preparing the annual consolidated financial statements.

Name	Title
George A. David	Chairman and Non-Executive Director
Anastasios P. Leventis	Vice-Chairman and Non-Executive Director
Anastassis G. David	Non-Executive Director
Haralambos K. Leventis	Non-Executive Director
Dimitris Lois	Executive Director
John Hunter	Non-Executive Director
Irial Finan	Non-Executive Director
Sir Michael Llewellyn-Smith	Senior Independent Non-Executive Director
Nigel Macdonald	Independent Non-Executive Director
Antonio D'Amato	Independent Non-Executive Director
Stefan F. Heidenreich	Independent Non-Executive Director
Christos Ioannou	Independent Non-Executive Director
Susan Kilsby	Independent Non-Executive Director

EXHIBITS

        The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Articles of Association of Coca-Cola HBC AG(1)
1.2	Organisational Regulations of Coca-Cola HBC AG(2)
4.1	Form of European Bottlers' Agreement(3)
4.2	Form of International (Non-European) Bottlers' Agreement(3)
4.3	Form of Letter from The Coca-Cola Company waiving certain provisions of bottlers' agreements for countries that entered the European Union on 1 May 2004(4)
4.4	Letter from The Coca-Cola Company, dated October 7, 2012, regarding the extension of the term of the bottlers' agreements(5)
4.5
Letter Agreement Regarding Termination of Shareholders' Agreement and Relationship Agreement, dated as of February 21, 2013, by and among Coca-Cola HBC AG, Coca-Cola Hellenic Bottling Company S.A., Kar-Tess Holding and The Coca-Cola Company, the Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Ltd., Refreshment Product Services and CCHBC Grouping, Inc.(5)
4.6	Form of Distribution Agreement(6)
4.7	Supply Agreement, dated 18 April 2013, between Coca-Cola Hellenic Bottling Company S.A. and Frigoglass S.A.I.C.
4.8
Amendment Agreement relating to a €500.0 million Syndicated Multi-Currency Revolving Credit Facility, dated 18 June 2013 between Coca-Cola HBC AG, Coca-Cola Hellenic Bottling Company S.A., Coca-Cola HBC Finance B.V., Coca- Cola HBC Finance plc and certain subsidiaries of Coca-Cola Hellenic Bottling Company S.A., arranged by ING Bank N.V., inter alia, with ING Bank N.V., London Branch acting as Facility Agent
4.9	Existing RCF Accession Letter, dated 22 July 2013, from Coca-Cola HBC Holdings B.V. and Coca-Cola HBC AG to ING Bank N.V., London Branch as facility agent
4.10	Existing RCF Accession Letter, dated 9 October 2013, from 3E (Cyprus) Limited and Coca-Cola HBC AG to ING Bank N.V., as facility agent
4.11
Amended and Restated Trust Deed relating to €3.0 billion Euro Medium-Term Note Programme established on 7 March 2006, dated 10 April 2012, among Coca-Cola HBC Finance B.V., as issuer, Citicorp Trustee Company Limited, as trustee, and Coca-Cola Hellenic Bottling Company S.A., as guarantor
4.12
Amended and Restated Trust Deed relating to €2.0 billion Euro Medium-Term Note Programme established on 7 March 2006, dated 28 May 2010, among Coca-Cola HBC Finance B.V., as issuer, Citicorp Trustee Company Limited, as trustee, and Coca-Cola Hellenic Bottling Company S.A., as guarantor(7)
4.13
Amended and Restated Trust Deed relating to €2.0 billion Euro Medium-Term Note Programme established on 7 March 2006, dated 2 June 2009, among Coca-Cola HBC Finance B.V., as issuer, Citicorp Trustee Company Limited, as trustee, and Coca-Cola Hellenic Bottling Company S.A., as guarantor(3)

Exhibit Number	Description
4.14	Supplemental Trust Deed relating to €3.0 billion Euro Medium-Term Note Programme established on 7 March 2006, dated 18 June 2013, among Coca-Cola HBC Finance B.V., as issuer, Citicorp Trustee Company Limited, as trustee, and Coca-Cola Hellenic Bottling Company S.A., Coca-Cola HBC Finance plc and Coca-Cola HBC AG, as guarantors
4.15
Supplemental Trust Deed relating to €3.0 billion Euro Medium-Term Note Programme established on 7 March 2006, dated 22 July 2013, among Coca-Cola HBC Finance B.V., as issuer, Citicorp Trustee Company Limited, as trustee, and Coca-Cola Hellenic Bottling Company S.A., Coca-Cola HBC Finance plc, Coca-Cola HBC AG and Coca-Cola Holdings B.V., as guarantors
4.16
Supplemental Trust Deed relating to €3.0 billion Euro Medium-Term Note Programme established on 7 March 2006, dated 29 November 2013, among Coca-Cola HBC Finance B.V., as issuer, Citicorp Trustee Company Limited, as trustee, and Coca-Cola HBC Finance plc, Coca-Cola HBC AG, Coca-Cola Holdings B.V. and 3E (Cyprus) Limited, as guarantors
4.17
Trust Deed relating to a €3.0 billion Euro Medium-Term Note Programme, dated 3 June 2013, among Coca-Cola HBC Finance B.V., as issuer, Citicorp Trustee Company Limited, as trustee, and Coca-Cola HBC AG and Coca-Cola Hellenic Bottling Company S.A., as guarantors
4.18
First Supplemental Trust Deed relating to a €3.0 billion Euro Medium-Term Note Programme established on 3 June 2013, dated 22 July 2013, among Coca-Cola HBC Finance B.V., as issuer, Citicorp Trustee Company Limited, as trustee, and Coca-Cola HBC AG, Coca-Cola HBC Holdings B.V. and Coca-Cola Hellenic Bottling Company S.A., as guarantors
4.19
Second Supplemental Trust Deed relating to a €3.0 billion Euro Medium-Term Note Programme established on 3 June 2013, dated 29 November 2013, among Coca-Cola HBC Finance B.V., as issuer, Citicorp Trustee Company Limited, as trustee, and Coca-Cola HBC AG, Coca-Cola HBC Holdings B.V. and 3E (Cyprus) Limited, as guarantors
4.20	Indenture, dated 17 September 2003, among Coca-Cola HBC Finance B.V., Coca-Cola Hellenic Bottling Company S.A. and The Bank of New York(8)
4.21	First Supplemental Indenture, dated 18 June 2013, among Coca-Cola HBC Finance B.V., Coca-Cola Hellenic Bottling Company S.A., Coca-Cola HBC AG and Bank of New York Mellon(9)
4.22
Second Supplemental Indenture, dated 22 July 2013, among Coca-Cola HBC Finance B.V., Coca-Cola Hellenic Bottling Company S.A., Coca-Cola HBC AG, Coca-Cola HBC Holdings B.V. and Bank of New York Mellon(10)
4.23
Third Supplemental Indenture, dated 30 October 2013, among Coca-Cola HBC Finance B.V., Coca-Cola Hellenic Bottling Company S.A., Coca-Cola HBC AG, Coca-Cola HBC Holdings B.V., 3E (Cyprus) Limited and Bank of New York Mellon(11)
4.24	General Non-Executive Director Terms of Appointment
8.1	Subsidiaries of the Registrant (provided under "Information on the CCHBC Group—Organisational structure" in the Annual Report)
11.1	Code of Ethics (included as Annex D to Exhibit 1.2 above).
12	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Public Company Accounting Reform and Investor Protection Act of 2002

Exhibit Number	Description
13	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002

(1)
Incorporated by reference to Report on Form 6-K of Coca-Cola HBC AG (File No. 001-35891), as filed with the SEC on 18 March 2014.

(2)
Incorporated by reference to Amendment No. 5 to the Registration Statement on Form F-4 of Coca-Cola HBC AG (File No. 333-184685), as filed with the SEC on 6 March 2013.

(3)
Incorporated by reference to the Annual Report on Form 20-F of Coca-Cola Hellenic Bottling Company S.A. for the year ended 31 December 2008 (File No. 001-31466), as filed with the SEC on 30 June 2009.

(4)
Incorporated by reference to the Annual Report on Form 20-F of Coca-Cola Hellenic Bottling Company S.A. for the year ended 31 December 2003 (File No. 001-31466), as filed with the SEC on 30 June 2004.

(5)
Incorporated by reference to the Annual Report on Form 20-F of Coca-Cola Hellenic Bottling Company S.A. for the year ended 31 December 2012 (File No. 001-31466), as filed with the SEC on 6 March 2013.

(6)
Incorporated by reference to the Registration Statement on Form F-1 of Coca-Cola Hellenic Bottling Company S.A. (File No. 333-99787) filed with the SEC on 18 September 2002.

(7)
Incorporated by reference to the Annual Report on Form 20-F of Coca-Cola Hellenic Bottling Company S.A. for the year ended 31 December 2011 (File No. 001-31466), as filed with the SEC on 30 March 2012.

(8)
Incorporated by reference to the Registration Statement on Form F-4 of Coca-Cola HBC Finance B.V. and Coca-Cola Hellenic Bottling Company S.A. (File No. 333-110475), filed with the SEC on 13 November 2003.

(9)
Incorporated by reference to Report on Form 6-K of Coca-Cola HBC AG (File No. 001-35891), as filed with the SEC on 18 June 2013.

(10)
Incorporated by reference to Report on Form 6-K of Coca-Cola HBC AG (File No. 001-35891), as filed with the SEC on 22 July 2013.

(11)
Incorporated by reference to Report on Form 6-K of Coca-Cola HBC AG (File No. 001-35891), as filed with the SEC on 29 November 2013.

CROSS REFERENCE ON FORM 20-F

Item 1		Identity of Directors, Senior Management and Advisers
	A.	Directors and senior management	Not applicable
	B.	Advisers	Not applicable
	C.	Auditors	Not applicable
Item 2		Offer Statistics and Expected Timetable
	A.	Offer statistics	Not applicable
	B.	Method and expected timetable	Not applicable
Item 3		Key Information
	A.	Selected financial data	9-11
	B.	Capitalization and indebtedness	Not applicable
	C.	Reasons for the offer and use of proceeds	Not applicable
	D.	Risk factors	60-84
Item 4		Information on the Company
	A.	History and development of the Company	17-21
	B.	Business overview	23-59
	C.	Organizational Structure	21-23
	D.	Property, Plant and Equipment	33-36
Item 4A		Unresolved Staff Comments	None
Item 5		Operating and Financial Review and Prospects	85-96
	A.	Operating results	97-112
	B.	Liquidity and capital resources	112-129
	C.	Research and development, patents and licenses	Not applicable
	D.	Trend information	128-129
	E.	Off-balance sheet arrangements	129
	F.	Tabular disclosure of contractual obligations	130
	G.	Safe harbor	Not applicable
Item 6		Directors, Senior Management and Employees
	A.	Directors and Senior Management	135-153
	B.	Compensation	168-187, 60
	C.	Board practices	153-165, 179-181
	D.	Employees	58-60
	E.	Share ownership	184-185
Item 7		Major Shareholders and Related Party Transactions
	A.	Major shareholders	227-228
	B.	Related party transactions	230-240
	C.	Interest of experts and counsel	Not applicable
Item 8		Financial Information
	A.	Consolidated Statements and Other Financial Information	F-4-F-102, 229-230, 188
	B.	Significant Changes	Not applicable
Item 9		The Offer and Listing
	A.	Offer and listing details	204-205
	B.	Plan of distribution	Not applicable
	C.	Markets	205-206
	D.	Selling shareholders	Not applicable
	E.	Dilution	Not applicable
	F.	Expenses of the issue	Not applicable

Item 10		Additional Information
	A.	Share capital	188-193
	B.	Memorandum and articles of association	211-226
	C.	Material contracts	240
	D.	Exchange controls	240
	E.	Taxation	193-204
	F.	Dividends any paying agents	Not applicable
	G.	Statement by experts	Not applicable
	H.	Documents on display	211
	I.	Subsidiary Information	21-23
Item 11		Quantitative and Qualitative Disclosures About Market Risk	124-128
Item 12		Description of Securities other than Equity Securities	206-211
	A.	Debt Securities	Not applicable
	B.	Warrants and Rights	Not applicable
	C.	Other Securities	Not applicable
	D.	American Depositary Shares	207-211
Item 13		Defaults, Dividend Arrearages and Delinquencies	None applicable
Item 14		Material Modifications to the Right to Security Holders and USE of Proceeds	None applicable
Item 15		Controls and Procedures	159-160
Item 16A		Audit committee financial expert	153-154
Item 16B		Code of Ethics	160
Item 16C		Principal Accountant Fees and Services	158-159
Item 16D		Exemptions from the Listing Standards for Audit Committees	Not applicable
Item 16E		Purchases of Equity Securities by the Issuer and affiliated Purchasers	None
Item 16F		Change in Registrant's Certifying Accountant	Not applicable
Item 16G		Corporate Governance	133-134
Item 16H		Mine Safety Disclosure	Not applicable
Item 17		Financial Statements	See Item 18
Item 18		Financial Statements	F-4-F-102
Item 19		Exhibits	243-245

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of the Coca-Cola HBC AG

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Coca-Cola HBC AG and its subsidiaries at December 31, 2013, and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management's Annual Report on Internal Control over Financial Reporting appearing in item (b) under heading "Controls and procedures" of the 2013 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers S.A.
Athens, Greece
March 31, 2014

Consolidated Balance Sheet

		As at 31 December
	Note	2013 € million	2012 € million
Assets
Intangible assets	4	1,921.3	1,944.6
Property, plant and equipment	5	2,901.9	3,041.4
Equity method investments	6	170.8	168.5
Available-for-sale financial assets	7	2.5	1.7
Derivative assets	8	22.2	35.8
Deferred tax assets	9	43.2	40.1
Other non-current assets	10	61.3	47.2

Total non-current assets		5,123.2	5,279.3

Inventories	11	429.0	458.0
Trade receivables	12	730.4	801.3
Other receivables and assets	13	231.5	235.5
Derivative assets	8	5.7	13.6
Current tax assets		17.5	23.3
Cash and cash equivalents	14	737.5	439.1

Total current assets		2,151.6	1,970.8

Total assets		7,274.8	7,250.1

Liabilities
Short-term borrowings	15	446.2	555.0
Derivative liabilities	8	12.6	78.5
Trade payables	16	480.8	435.8
Other payables	16	1,078.8	1,119.8
Current tax liabilities		47.7	33.2

Total current liabilities		2,066.1	2,222.3

Long-term borrowings	15	1,853.6	1,604.7
Derivative liabilities	8	84.0	75.6
Deferred tax liabilities	9	179.4	177.4
Non-current provisions	17	111.2	149.0
Other non-current liabilities		13.2	14.6

Total non-current liabilities		2,241.4	2,021.3

Total liabilities		4,307.5	4,243.6

Equity
Share capital	18	1,997.4	370.2
Share premium	18	5,287.1	569.3
Group reorganisation reserve	18	(6,472.1)	—
Treasury shares	19	(70.7)	(54.3)
Exchange equalisation reserve	19	(293.3)	(168.1)
Other reserves	19	388.7	376.6
Retained earnings		2,125.1	1,895.0

Equity attributable to owners of the parent		2,962.2	2,988.7
Non-controlling interests	27	5.1	17.8

Total equity		2,967.3	3,006.5

Total equity and liabilities		7,274.8	7,250.1

Consolidated Income Statement

		Year ended 31 December
	Note	2013 € million	2012 € million	2011 € million
Net sales revenue	3	6,874.0	7,044.7	6,824.3
Cost of goods sold		(4,438.5)	(4,522.2)	(4,254.7)

Gross profit		2,435.5	2,522.5	2,569.6

Operating expenses	20	(2,006.3)	(2,078.1)	(2,048.2)
Restructuring costs	20	(55.5)	(106.7)	(71.1)

Operating profit	3	373.7	337.7	450.3
Finance income		10.0	10.4	8.7
Finance costs		(98.8)	(98.0)	(96.1)
Loss on net monetary position	21	(2.7)	(3.1)	(7.8)

Total finance costs, net	21	(91.5)	(90.7)	(95.2)
Share of results of equity method investments	6	11.9	11.6	9.4

Profit before tax		294.1	258.6	364.5
Tax	3,22	(72.9)	(65.2)	(98.8)

Profit after tax		221.2	193.4	265.7

Attributable to:
Owners of the parent		221.2	190.4	264.4
Non-controlling interests		—	3.0	1.3

		221.2	193.4	265.7

Basic and diluted earnings per share (€)	23	0.61	0.52	0.73

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income

	Year ended 31 December
	2013 € million		2012 € million		2011 € million
Profit after tax		221.2		193.4		265.7
Other comprehensive income:
Items that may be subsequently reclassified to income statement:
Available-for-sale financial assets:
Valuation gains / (losses) during the year	0.7	0.7	0.2	0.2	(0.4)	(0.4)

Cash flow hedges:
Amounts of (losses) / gains during the year	(3.2)		(22.9)		5.3
Amounts of losses reclassified to profit and loss for the year	10.8		9.5		3.1
Amounts of gains reclassified to inventory for the year	(2.5)	5.1	—	(13.4)	—	8.4

Foreign currency translation		(124.3)		32.4		(54.4)
Share of other comprehensive income of equity method investments		(0.9)		(0.8)		(0.6)
Income tax relating to items that may be subsequently reclassified to income statement (refer to Note 24)		(0.2)		2.9		(2.6)

		(119.6)		21.3		(49.6)
Items that will not be subsequently reclassified to income statement:
Actuarial gains / (losses)		11.4		(15.2)		(27.7)
Income tax relating to items that will not be subsequently reclassified to income statement (refer to Note 24)		(1.4)		2.6		5.7

		10.0		(12.6)		(22.0)
Other comprehensive income for the year, net of tax (refer to Note 24)		(109.6)		8.7		(71.6)

Total comprehensive income for the year		111.6		202.1		194.1

Total comprehensive income attributable to:
Owners of the parent		111.6		199.1		187.8
Non-controlling interests		—		3.0		6.3

		111.6		202.1		194.1

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

	Attributable to owners of the parent
	Share capital € million	Share premium € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 1 January 2011	183.1	1,119.2	(57.2)	(131.0)	366.4	1,465.0	2,945.5	85.6	3,031.1
Shares issued to employees exercising stock options	0.2	4.5	—	—	—	—	4.7	—	4.7
Share-based compensation:
Options	—	—	—	—	8.1	—	8.1	—	8.1
Movement in treasury shares	—	—	—	—	(0.4)	—	(0.4)	—	(0.4)
Capitalisation of share premium reserve	549.7	(549.7)	—	—	—	—	—	—	—
Expenses related to share capital increase (net of tax of €1.2m)	—	(4.8)	—	—	—	—	(4.8)	—	(4.8)
Return of capital to shareholders	(183.2)	—	1.7	—	—	—	(181.5)	—	(181.5)
Share capital increase in subsidiary in Serbia	—	—	—	—	—	(0.8)	(0.8)	1.2	0.4
Purchase of shares held by non-controlling interests	—	—	—	(8.7)	—	(37.7)	(46.4)	(71.5)	(117.9)
Appropriation of reserves	—	—	—	—	0.5	(0.5)	—	—	—
Hyperinflation impact	—	—	—	—	—	(7.8)	(7.8)	—	(7.8)
Dividends	—	—	—	—	—	—	—	(5.8)	(5.8)

	549.8	569.2	(55.5)	(139.7)	374.6	1,418.2	2,716.6	9.5	2,726.1
Profit for the year net of tax	—	—	—	—	—	264.4	264.4	1.3	265.7
Other comprehensive income for the year, net of tax	—	—	—	(60.0)	5.4	(22.0)	(76.6)	5.0	(71.6)

Total comprehensive income for the year, net of tax(1)	—	—	—	(60.0)	5.4	242.4	187.8	6.3	194.1

Balance as at 31 December 2011	549.8	569.2	(55.5)	(199.7)	380.0	1,660.6	2,904.4	15.8	2,920.2

(1)
The amount included in the exchange equalisation reserve of €60.0m loss for 2011 represents the exchange losses attributable to the owners of the parent of €59.4m plus the share of equity method investments of €0.6m loss.

The amount included in other reserves of €5.4m gain for 2011 consists of losses on valuation of available-for-sale financial assets of €0.4m representing revaluation losses for the year, cash flow hedges gain of €8.4m (of which €5.3m represents revaluation gains for the year and €3.1m represents revaluation losses reclassified to profit and loss for the year) and the deferred income tax loss of €2.6m.

The amount of €242.4m profit comprises of profit for the year of €264.4m less actuarial losses of €27.7m plus deferred income tax credit of €5.7m.

The amount of €6.3m gain included in non-controlling interests for 2011 represents the share of non-controlling interests in the exchange equalisation reserve of €5.0m gain and in the retained earnings of €1.3m income.

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Statement of Changes in Equity (Continued)

	Attributable to owners of the parent
	Share capital € million	Share premium € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 31 December 2011	549.8	569.2	(55.5)	(199.7)	380.0	1,660.6	2,904.4	15.8	2,920.2
Shares issued to employees exercising stock options	—	0.1	—	—	—	—	0.1	—	0.1
Share-based compensation:
Options	—	—	—	—	6.3	—	6.3	—	6.3
Movement in treasury shares	—	—	—	—	0.1	—	0.1	—	0.1
Return of capital to shareholders	(124.6)	—	1.2	—	—	—	(123.4)	—	(123.4)
Reduction of share capital to extinguish accumulated losses of the parent company	(55.0)	—	—	—	—	55.0	—	—	—
Share of other changes in equity of equity method investments	—	—	—	—	—	(2.1)	(2.1)	—	(2.1)
Appropriation of reserves	—	—	—	—	0.5	(0.5)	—	—	—
Hyperinflation impact	—	—	—	—	—	4.2	4.2	—	4.2
Dividends	—	—	—	—	—	—	—	(1.0)	(1.0)

	370.2	569.3	(54.3)	(199.7)	386.9	1,717.2	2,789.6	14.8	2,804.4
Profit for the year net of tax	—	—	—	—	—	190.4	190.4	3.0	193.4
Other comprehensive income for the year, net of tax	—	—	—	31.6	(10.3)	(12.6)	8.7	—	8.7

Total comprehensive income for the year, net of tax(2)	—	—	—	31.6	(10.3)	177.8	199.1	3.0	202.1

Balance as at 31 December 2012	370.2	569.3	(54.3)	(168.1)	376.6	1,895.0	2,988.7	17.8	3,006.5

(2)
The amount included in the exchange equalisation reserve of €31.6m gain for 2012 represents the exchange gains attributable to the owners of the parent of €32.4m plus the share of equity method investments of €0.8m loss.

The amount included in other reserves of €10.3m loss for 2012 consists of gains on valuation of available-for-sale financial assets of €0.2m, representing revaluation gains for the year, cash flow hedges loss of €13.4m (of which €22.9m represents revaluation losses for the year and €9.5m represents revaluation losses reclassified to profit and loss for the year) and the deferred income tax gain thereof amounting to €2.9m.

The amount of €177.8m profit comprises of profit for the year of €190.4m less actuarial losses of €15.2m plus deferred income tax credit of €2.6m.

The amount of €3.0m gain included in non-controlling interests for 2012 represents the share of non-controlling interests in the retained earnings.

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Statement of Changes in Equity (Continued)

	Attributable to owners of the parent
	Share capital(4) € million	Share premium(4) € million	Group reorganisation reserve(4) € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 31 December 2012	370.2	569.3	—	(54.3)	(168.1)	376.6	1,895.0	2,988.7	17.8	3,006.5
Shares issued to employees exercising stock options	6.5	9.9	—	—	—	—	—	16.4	—	16.4
Share-based compensation:
Options	—	—	—	—	—	6.3	—	6.3	—	6.3
Movement in treasury shares	—	—	—	—	—	(0.1)	—	(0.1)	—	(0.1)
Purchase of shares held by non-controlling interest	—	—	—	—	—	—	(5.1)	(5.1)	(8.2)	(13.3)
Change of parent company to CCHBC	1,620.7	4,832.6	(6,472.1)	(16.4)	—	1.5	—	(33.7)	—	(33.7)
Appropriation of reserves	—	—	—	—	—	(1.2)	1.2	—	—	—
Hyperinflation impact	—	—	—	—	—	—	1.8	1.8	—	1.8
Dividends	—	(124.7)	—	—	—	—	1.0	(123.7)	(4.5)	(128.2)

	1,997.4	5,287.1	(6,472.1)	(70.7)	(168.1)	383.1	1,893.9	2,850.6	5.1	2,855.7
Profit for the year net of tax	—	—	—	—	—	—	221.2	221.2	—	221.2
Other comprehensive income for the year, net of tax	—	—	—	—	(125.2)	5.6	10.0	(109.6)	—	(109.6)

Total comprehensive income for the year, net of tax(3)	—	—	—	—	(125.2)	5.6	231.2	111.6	—	111.6

Balance as at 31 December 2013	1,997.4	5,287.1	(6,472.1)	(70.7)	(293.3)	388.7	2,125.1	2,962.2	5.1	2,967.3

(3)
The amount included in the exchange equalisation reserve of €125.2m loss for 2013 represents the exchange loss attributable to the owners of the parent of €124.3m plus the share of equity method investments of €0.9m loss.

The amount included in other reserves of €5.6m gain for 2013 consists of gains on valuation of available-for-sale financial assets of €0.7m, cash flow hedges gain of €5.1m (of which €3.2m represents revaluation losses for the year, €10.8m represents revaluation losses reclassified to profit and loss for the year, €2.5m represents revaluation gains reclassified to inventory for the year) and the deferred income tax loss thereof amounting to €0.2m.

The amount of €231.2m profit comprises of profit for the year of €221.2m plus actuarial gains of €11.4m less a deferred income tax charge of €1.4m.

(4)
As these consolidated financial statements are a continuation of the consolidated financial statements of Coca-Cola Hellenic Bottling Company S.A., for the period 1 January 2012 to 25 April 2013 these components of equity reflect the capital structure of Coca-Cola Hellenic Bottling Company S.A. and following the reorganisation these components of equity reflect the capital structure of CCHBC.

        For further details, please refer to: Note 18 Share capital and share premium; Note 19 Reserves; Note 25 Shares held for equity compensation plan; Note 26; Stock option compensation plans; and Note 28; Dividends.

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Cash Flow Statement

		Year ended 31 December
	Note	2013 € million	2012 € million	2011 € million
Operating activities
Profit after tax		221.2	193.4	265.7
Total finance costs, net	21	91.5	90.7	95.2
Share of results of equity method investments	6	(11.9)	(11.6)	(9.4)
Tax charged to the income statement	3,22	72.9	65.2	98.8
Depreciation of property, plant and equipment	5	355.8	375.3	368.3
Impairment of property, plant and equipment	5	19.3	33.0	21.0
Employee stock options	26	6.3	6.3	8.1
Amortisation of intangible assets	3,4	1.0	3.0	3.2
Other items		—	2.3	1.3

		756.1	757.6	852.2
(Gains) / Losses on disposals of non-current assets		(13.6)	6.9	3.2
Decrease / (increase) in inventories		6.4	(10.4)	15.3
Decrease / (increase) in trade and other receivables		95.2	67.2	(0.8)
(Decrease) / increase in trade and other payables		(3.1)	27.3	46.8
Tax paid		(56.1)	(95.0)	(88.4)

Net cash from operating activities		784.9	753.6	828.3

Investing activities
Payments for purchases of property, plant and equipment		(380.2)	(395.5)	(363.9)
Proceeds from sales of property, plant and equipment		24.5	5.0	10.9
Net receipts from/(payments for) investments		15.2	(21.1)	(38.1)
Interest received		9.7	7.9	8.7
Net receipts from disposal of subsidiary	27	—	—	13.1
Net payments for acquisition of joint arrangement	27	—	—	(2.5)

Net cash used in investing activities		(330.8)	(403.7)	(371.8)

Financing activities
Return of capital to shareholders	18,19	—	(123.4)	(181.5)
Payments of expenses related to the share capital increase	18	—	—	(6.0)
Payments for buy-out of non-controlling interest of Coca-Cola Hellenic Bottling Company SA	18	(1.0)	—	—
Payment for purchase of own shares	19	(1.6)	—	—
Purchase of shares held by non-controlling interests	27	(18.1)	(13.9)	(74.2)
Proceeds from shares issued to employees exercising stock options	18	16.4	0.1	4.7
Dividends paid to owners of the parent	28	(123.7)	—	—
Dividends paid to non-controlling interests		(4.5)	(1.0)	(5.8)
Proceeds from external borrowings		1,596.7	1,088.2	1,493.7
Repayments of external borrowings		(1,488.6)	(1,186.2)	(1,383.7)
Principal repayments of finance lease obligations		(16.5)	(21.8)	(48.1)
Interest paid		(113.7)	(100.5)	(108.9)

Net cash used in financing activities		(154.6)	(358.5)	(309.8)

Net increase / (decrease) in cash and cash equivalents		299.5	(8.6)	146.7

Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		439.1	447.4	306.7
Net increase / (decrease) in cash and cash equivalents		299.5	(8.6)	146.7
Effect of changes in exchange rates		(4.1)	0.9	1.6
Effect of consolidation of CCHBC		1.8	—	—
Hyperinflation impact on cash		1.2	(0.6)	(7.6)

Cash and cash equivalents at 31 December	14	737.5	439.1	447.4

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1. Basis of preparation and accounting policies

Description of business

        Coca-Cola HBC AG (the 'Company' or 'CCHBC') and its subsidiaries (the 'Group' or 'CCHBC Group') are principally engaged in the production, sales and distribution of non-alcoholic ready to drink beverages, under franchise from The Coca-Cola Company ('TCCC'). The Company distributes its products in 27 countries in Europe and Nigeria. Information on the Company's operations by segment is included in Note 3.

        On 11 October 2012, CCHBC, a Swiss stock corporation (Aktiengesellschaft / Société Anonyme) incorporated by Kar-Tess Holding (a related party of the Group see Note 33), announced a voluntary share exchange offer to acquire all outstanding ordinary registered shares and all American depositary shares of Coca-Cola Hellenic Bottling Company S.A. As a result of the successful completion of this offer, on 25 April 2013, CCHBC acquired 96.85% of the issued Coca-Cola Hellenic Bottling Company S.A. shares, including shares represented by American depositary shares, and became the new parent company of the Group. On 17 June 2013, CCHBC completed its statutory buy-out of the remaining shares of Coca-Cola Hellenic Bottling Company S.A. that it did not acquire upon completion of its voluntary share exchange offer. Consequently, CCHBC acquired 100% of Coca-Cola Hellenic Bottling Company S.A. which was eventually delisted from the Athens Exchange, from the London Stock Exchange where it had a secondary listing and from the New York Stock Exchange where American depositary shares were listed.

        These transactions were treated as a reorganisation of an existing entity that has not changed the substance of the reporting entity. The consolidated financial statements of CCHBC are presented using the values from the consolidated financial statements of Coca-Cola Hellenic Bottling Company S.A. On the date that CCHBC became the new parent of the Group, being 25 April 2013, the statutory amounts of share capital, share premium and treasury shares of the Company have been recognised through an adjustment in the Statement of Changes in Equity under the heading 'Change of parent company to CCHBC'. The resulting difference has been recognised as a component of equity under the heading "Group reorganisation reserve".

        The shares of CCHBC started trading in the premium segment of the London Stock Exchange (Ticker symbol: CCH), on the Athens Exchange (Ticker symbol: EEE) and regular way trading in CCHBC ADSs commenced on the New York Stock Exchange (Ticker symbol: CCH) on 29 April 2013.

        These consolidated financial statements were approved for issue by the Board of Directors on 21 March 2014 and are expected to be verified at the Annual General Meeting to be held on 25 June 2014.

Basis of preparation

        The consolidated financial statements included in this document are prepared in accordance with International Financial Reporting Standards ('IFRS') as issued by the International Accounting Standards Board ('IASB').

        The consolidated financial statements are prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and derivative financial instruments and the financial statements of certain subsidiaries operating in a hyperinflationary economy which are restated and expressed in terms of the measuring unit currency at the balance sheet date and translated to Euro at the exchange rate of the balance sheet date.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

Basis of consolidation

        Subsidiary undertakings are those companies over which the Group, directly or indirectly, has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through power over the entity. Subsidiary undertakings are consolidated from the date on which effective control is transferred to the Group and cease to be consolidated from the date on which effective control is transferred out of the Group.

        The acquisition method of accounting is used to account for business combinations. The consideration transferred is the fair value of any asset transferred, shares issued and liabilities assumed. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed are measured initially at their fair values at the acquisition date. The excess of the consideration transferred and the fair value of non controlling interest over the net assets acquired and liabilities assumed is recorded as goodwill. All acquisition related costs are expensed as incurred.

        For each business combination, the Group elects whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree's identifiable net assets.

        Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions—that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity.

        Intercompany transactions and balances between Group companies are eliminated. Accounting policies of subsidiaries are modified where necessary to ensure consistency with policies adopted by the Group.

        When the Group ceases to have control any retained interest in the entity is re-measured to its fair value at the date when such control is lost, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

Critical accounting judgments and estimates

        In conformity with generally accepted accounting principles, the preparation of the consolidated financial statements for CCHBC requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions that may be undertaken in the future, actual results may ultimately differ from estimates.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

Income taxes

        The Group is subject to income taxes in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination cannot be assessed with certainty in the ordinary course of business. The Group recognises a provision for potential liabilities that may arise as a result of tax audit issues based on assessment of the probabilities as to whether additional taxes will be due. Where the final tax outcome on these matters is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made. The Group anticipates that were the final tax outcome, on the judgment areas, to differ from management's estimates by up to 10%, the Group's consolidated tax expense would increase (or decrease) by approximately €4 million.

Impairment of goodwill and indefinite-lived intangible assets

        Determining whether goodwill or indefinite-lived intangible assets are impaired requires an estimation of the value-in-use of the cash-generating units to which they have been allocated in order to determine the recoverable amount of the cash generating units. The value-in-use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. These assumptions and a discussion on how they are established are described in Note 4.

Employee Benefits—Defined Benefit Pension Plans

        The Group provides defined benefit pension plans as an employee benefit in certain territories. Determining the value of these plans requires several actuarial assumptions and estimates about discount rates, , future salary increases and future pension increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. Details of assumptions used, including a sensitivity analysis are given in Note 17.

Joint Arrangements

        The Group participates in several joint arrangements. Judgment is required in order to determine their classification as a joint venture where the Group has rights to the net assets of the arrangement or a joint operation where the Group has rights to the assets and obligations for the liabilities of the arrangement. In making this judgment, consideration is given to the legal form of the arrangement, the contractual terms and conditions as well as other facts and circumstances (including the economic rationale of the arrangement and the impact of the legal framework). The Group's joint arrangements are further discussed in Note 6.

Revenue recognition

        Revenues are recognised when all of the following conditions are met: when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the Group and when the significant risks and rewards of ownership of the products have passed to the buyer, usually on delivery of the goods.

        Revenue is measured at the fair value of the consideration received or receivable and is stated net of sales discounts, value added taxes and sales taxes as applicable, listing fees and marketing and promotional incentives provided to customers. Listing fees are incentives provided to customers for

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

carrying the Company's products in their stores. Listing fees that are subject to contract-based term arrangements are capitalised and amortised over the term of the contract as a reduction to revenue. All other listing fees as well as marketing and promotional incentives are a reduction of revenue as incurred. The amount of listing fees capitalised at 31 December 2013 was €28.3m (31 December 2012 and 2011: €25.3m and €23.2m respectively). Of this balance, €22.2m (31 December 2012 and 2011: €16.7m and €13.5m) was classified as current prepayments and the remainder as non-current prepayments. Listing fees recognised as a reduction to revenue for the year ended 31 December 2013 amounted to €479.8m (years ended 31 December 2012 and 2011: €419.2m and €311.3 respectively). Marketing and promotional incentives provided to customers during the year ended 31 December 2013 amounted to €192.9m (years ended 31 December 2012 and 2011: €185.5m and €131.4m respectively).

        CCHBC receives contributions from TCCC in order to promote sales of brands of The Coca-Cola Company. Contributions for price support, marketing and promotional campaigns in respect of specific customers are recognised as an offset to promotional incentives provided to those customers to which the contributions contractually relate. These contributions are accrued and matched to the expenditure to which they relate. In the year ended 31 December 2013, such contributions totaled €69.9m (years ended 31 December 2012 and 2011 €51.2m and €49.0m respectively).

Earnings per share

        Basic earnings per share is calculated by dividing the net profit attributable to the owners of the parent by the weighted average number of ordinary shares outstanding during the year. The weighted average number of ordinary shares outstanding during the year is the number of ordinary shares outstanding at the beginning of the year, adjusted by the number of ordinary shares bought back or issued during the year multiplied by a time-weighting factor. Diluted earnings per share incorporates stock options for which the average share price for the year is in excess of the exercise price of the stock option and there is a dilutive effect.

Intangible assets

        Intangible assets consist mainly of goodwill, trademarks and franchise agreements. Goodwill is the excess of the consideration transferred over the fair value of the share of net assets acquired. Goodwill and other indefinite-lived intangible assets are not amortised but rather tested for impairment annually and whenever there is an indication of impairment. Goodwill and other indefinite-lived intangible assets are carried at cost less accumulated impairment losses.

        For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the business combination in which the goodwill arose. Other indefinite-lived intangible assets are also allocated to the Group's cash-generating units expected to benefit from those intangibles. The cash-generating units to which goodwill and other indefinite-lived intangible assets have been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount (i.e. the higher of the value in use and fair value less costs to sell) of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then pro-rata to the other assets of the unit on the basis of the carrying amount of each asset in the unit. Impairment losses recognised against goodwill are not reversed in subsequent periods.

        Intangible assets with finite lives consist mainly of trademarks and water rights and are amortised over their useful economic lives.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

        The useful life of trademarks is determined after considering potential limitations that could impact the life of the trademark, such as technological and market limitations and the intent of management. The majority of the Group's trademarks have been assigned an indefinite useful life as they have an established sales history in the applicable region, it is the intention of the Group to receive a benefit from them indefinitely and there is no indication that this will not be the case.

        The useful life of franchise agreements is usually based on the term of the respective franchise agreements. TCCC does not grant perpetual franchise rights outside the United States. However, the Group believes its franchise agreements, consistent with past experience, will continue to be renewed at each expiration date and have therefore been assigned indefinite useful lives.

        The useful lives, both finite and indefinite, assigned to intangible assets are evaluated on an annual basis.

        Goodwill and fair value adjustments arising on the acquisition of subsidiaries are treated as the assets and liabilities of those subsidiaries. These balances are denominated in the functional currency of the subsidiary and are translated to euro on a basis consistent with the other assets and liabilities of the subsidiary.

Property, plant and equipment

        All property, plant and equipment is initially recorded at cost and subsequently measured at cost less accumulated depreciation and impairment losses. Subsequent expenditure is added to the carrying value of the asset when it is probable that future economic benefits, in excess of the original assessed standard of performance of the existing asset, will flow to the operation. All other subsequent expenditure is expensed in the period in which it is incurred. Assets under construction are recorded as part of property, plant and equipment and depreciation on these assets commences when the assets are available for use.

        Depreciation is calculated on a straight-line basis to allocate the depreciable amount over the estimated useful life of the assets as follows:

Freehold buildings	40 years
Leasehold buildings and improvements	Over the lease term, up to 40 years
Production equipment	4 to 20 years
Vehicles	5 to 8 years
Computer hardware and software	3 to 10 years
Marketing equipment	3 to 10 years
Fixtures and fittings	8 years
Returnable containers	3 to 12 years

        Freehold land is not depreciated as it is considered to have an indefinite life.

        Deposits received for returnable containers by customers are accounted for as deposit liabilities.

        Residual values and useful lives of assets are reviewed and adjusted if appropriate at each balance sheet date.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

Impairment of non-financial assets

        Goodwill and other indefinite-lived assets are not amortised but rather tested for impairment annually and whenever there is an indication of impairment. Property, plant and equipment and other non-financial assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the asset's fair value less cost to sell and its value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest level of separately identifiable cash flows.

Borrowing costs

        Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to be prepared for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their use for qualifying assets is deducted from the borrowing costs eligible for capitalisation.

        All other borrowing costs are expensed as part of finance costs in the period in which they are incurred.

Investments in associates

        Investments in associated undertakings are accounted for by the equity method of accounting. Associated undertakings are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% to 50% of the voting rights.

        The equity method of accounting involves recognising the Group's share of the associates' post acquisition profit or loss for the period in the income statement and its share of the post-acquisition movement in other comprehensive income is recognised in other comprehensive income. Unrealised gains and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

        The Group's interest in each associate is carried in the balance sheet at an amount that reflects its share of the net assets of the associate and includes goodwill on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associate.

Investment in joint arrangements

        Joint arrangements are arrangements in which the Group has contractually agreed sharing of control, which exists only when decisions about the relevant activities require unanimous consent. Joint arrangements are classified as joint operations or joint ventures depending upon the rights and obligations arising from the joint arrangement and are accounted for as follows:

        The Group classifies a joint arrangement as a joint operation when the Group has the rights to the assets, and obligations for the liabilities, of the arrangement and accounts for each of its assets, liabilities, revenues and expenses, including its share of those held or incurred jointly, in relation to the joint operation.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

        The Group classifies a joint arrangement as a joint venture when the Group has rights to the net assets of the arrangement. The Group accounts for its interests in joint ventures using the equity method of accounting as described in "Investment for associates" above.

        If facts and circumstances change, the Group reassesses whether it still has joint control and whether the type of joint arrangement in which it is involved has changed.

Financial assets

        The Group classifies its investments in debt and equity securities into the following categories: financial assets at fair value through profit or loss ('FVTPL'), held-to-maturity and available-for-sale. The classification depends on the purpose for which the investment was acquired. FVTPL and available-for-sale financial assets are carried at fair value. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as FVTPL investments and included in current assets. Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for those with maturities within twelve months from the balance sheet date, which are classified as current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale and are classified as non-current assets, unless they are expected to be realised within twelve months of the balance sheet date.

        Regular purchases and sales of investments are recognised on the trade date which is the day the Group commits to purchase or sell. The investments are recognised initially at fair value plus transactions costs, except in the case of FVTPL. For investments traded in active markets, fair value is determined by reference to stock exchange quoted bid prices. For other investments, fair value is estimated by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets.

        Gains and losses on investments classified as FVTPL are recognised in the income statement in the period in which they arise. Unrealised gains and losses on available-for-sale financial assets are recognised in other comprehensive income, except for impairment losses and foreign exchange gains and losses on monetary financial assets that are recognised in the income statement, until the financial assets are derecognised at which time the cumulative gains or losses previously recognised in equity are reclassified to the income statement.

        Held-to-maturity investments are carried at amortised cost using the effective interest rate method. Gains and losses on held-to-maturity investments are recognised in the income statement, when the investments are derecognised or impaired.

Non-current assets held for sale

        Non-current assets and disposal groups are classified as held for sale if their carrying amount will be principally recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. In order for a sale to be considered highly probable, management must be committed to the sale, an active programme to locate a buyer and complete the plan has been initiated, and the sale is expected to be completed within one year from the date of classification.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

        Non-current assets and disposal groups classified as held for sale are measured at the lower of the individual assets' previous carrying amount and their fair value less costs to sell.

Inventories

        Inventories are stated at the lower of cost and net realisable value.

        Cost for raw materials and consumables is determined either on a first-in, first-out or weighted average basis, depending on the type of inventory. Cost for work in progress and finished goods is comprised of the cost of direct materials and labour plus attributable overhead costs. Cost includes all costs incurred to bring the product in its present location and condition.

        Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to complete and sell the inventory.

Trade receivables

        Trade receivables are initially recognised at fair value and subsequently measured at amortised cost. A provision for doubtful debts is established when there is objective evidence that the Group will not be able to collect all amounts due, according to the original terms of the trade receivable. Significant financial difficulties of the debtor, probability that the debtor will enter into bankruptcy or financial reorganisation and default or delinquency in payments are considered indicators that the trade receivable could be uncollectible. The amount of the provision is the difference between the receivable's carrying amount and the present value of its estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the receivable is reduced by the amount of the provision, which is recognised as part of operating expenses. If a trade receivable ultimately becomes uncollectible, it is written off initially against any provision made in respect of that receivable with any excess recognised as part of operating expenses. Subsequent recoveries of amounts previously written off or provisions no longer required are credited against operating expenses.

Trade payables

        Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method.

Foreign currency and translation

        The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in euro, which is the presentation currency for the consolidated financial statements.

        The assets and liabilities of foreign subsidiaries are translated into euro at the exchange rate ruling at the balance sheet date. The results of foreign subsidiaries are translated into euro using the average monthly exchange rate (being a reasonable approximation of the rates prevailing on the transaction dates), except for foreign subsidiaries operating in a hyperinflationary environment whose results are translated at the closing rate. The exchange differences arising on translation are recognised in other comprehensive income. On disposal of a foreign entity, accumulated exchange differences are recognised as a component of the gain or loss on disposal.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

        Transactions in foreign currencies are recorded at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured at the rate of exchange ruling at the balance sheet date. All gains and losses arising on remeasurement are included in income statement, except for exchange differences arising on assets and liabilities classified as cash flow hedges which are deferred in equity until the occurrence of the hedged transaction, at which time they are recognised in the income statement.

        Entities operating in hyperinflationary economies prepare financial statements that are recorded in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies. The gain or loss on net monetary position is recorded in finance costs. The application of hyperinflation accounting includes:

  •
  Adjustment of the historical cost of non-monetary assets and liabilities and the various items of equity from their date of acquisition or inclusion in the balance sheet to the end of the year for the changes in purchasing power of the currency caused by inflation.

  •
  The various components in the income statement and statement of cash flows have been adjusted for the inflation index since their generation.

  •
  The subsidiary's financial statements are translated at the closing exchange rate.

Cash and cash equivalents

        Cash and cash equivalents comprise cash balances and highly liquid investments with an original maturity of three months or less. Bank overdrafts are classified as short-term borrowings in the balance sheet and for the purpose of the cash flow statement.

Borrowings

        All loans and borrowings are initially recognised at the fair value net of transaction costs incurred.

        After initial recognition, all interest-bearing loans and borrowings are subsequently measured at amortised cost. Amortised cost is calculated using the effective interest rate method whereby any discount, premium or transaction costs associated with a loan or borrowing is amortised to the income statement over the borrowing period.

Derivative financial instruments

        The Group uses derivative financial instruments, including interest rate, currency and commodity derivatives, to manage interest, currency and commodity price risk associated with the Group's underlying business activities. The Group does not use its derivative financial instruments for any trading activities.

        All derivative financial instruments are initially recognised on the balance sheet at fair value and are subsequently remeasured at their fair value. Changes in the fair value of derivative financial instruments are recognised at each reporting date either in the income statement or in equity, depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge. All derivative financial instruments that are not part of an effective hedging relationship (undesignated hedges) are classified as assets or liabilities at FVTPL.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

        At the inception of a hedge transaction the Group documents the relationship between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking the hedge transaction. This process includes linking the derivative financial instrument designated as a hedging instrument to the specific asset, liability, firm commitment or forecast transaction. Both at the hedge inception and on an ongoing basis, the Group assesses and documents whether the derivative financial instrument used in the hedging transaction is highly effective in offsetting changes in fair value or cash flow of the hedged item.

        Changes in the fair values of derivative financial instruments that are designated and qualify as fair value hedges and are effective, are recorded in the income statement, together with the changes in the fair values of the hedged items that relate to the hedged risks. Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in other comprehensive income and the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled to the income statement as the related asset acquired or liability assumed affects the income statement. Changes in the fair values of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

        Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement.

Leases

        Leases of property, plant and equipment, where the Group has substantially all the risks and rewards of ownership, are classified as finance leases. Other leases are classified as operating leases.

        Rentals paid under operating leases are charged to the income statement on a straight-line basis over the lease term.

        Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between liability and finance charges to achieve a constant rate on the finance balance outstanding. The corresponding lease obligations, net of finance charges, are included in long-term borrowings. The interest element of the finance cost is charged to the income statement over the lease period, so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Property, plant and equipment acquired under finance lease is depreciated over the shorter of the useful life of the asset and the lease term. The useful life for leased assets corresponds with the Group policy for the depreciable life of property, plant and equipment.

Provisions

        Provisions are recognised: when the Group has a present obligation (legal or constructive) as a result of a past event; when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and when a reliable estimate can be made of the amount of the obligation. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset only when such reimbursement is virtually

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

certain. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

Offsetting financial instruments

        The Group offsets financial assets and financial liabilities to the net amount reported in the balance sheet when it currently has a legally enforceable right to offset the recognised amounts and it intends to settle on a net basis or to realise the asset and settle the liability simultaneously.

Employee benefits

        The Group operates a number of defined benefit and defined contribution pension plans in its territories.

        The defined benefit plans are made up of both funded and unfunded pension plans and employee leaving indemnities. The assets of funded plans are generally held in separate trustee-administered funds and are financed by payments from employees and/or the relevant Group companies.

        The liability recognised in the balance sheet in respect of defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets.

        For defined benefit pension plans, pension costs are assessed using the projected unit credit method. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Such actuarial gains and losses are also immediately recognised in retained earnings and are not reclassified to the income statement in subsequent periods. The defined benefit obligations are measured at the present value of the estimated future cash outflows using interest rates of corporate or government bonds, depending on whether or not there is a deep market for corporate bonds in the relevant country, which have terms to maturity approximating the terms of the related liability. Past service cost is recognised immediately in the income statement. A number of the Group's operations have other long service benefits in the form of jubilee plans. These plans are measured at the present value of the estimated future cash outflows with immediate recognition of actuarial gains and losses.

        The Group's contributions to the defined contribution pension plans are charged to the income statement in the period to which the contributions relate.

Share-based payments

        CCHBC issues equity-settled share-based payments to its senior managers.

        Equity-settled share-based payments are measured at fair value at the date of grant. Fair value reflects the parameters of the compensation plan, the risk-free interest rate, the expected volatility, the dividend yield and the early exercise experience of the Group's plans. Expected volatility is determined by calculating the historical volatility of CCHBC's share price over previous years. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period.

        In addition, the Group operates an employee stock purchase plan, an equity compensation in which eligible employees can participate. The Group makes contributions to the plan for participating

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

employees and recognises expenses over the vesting period of the contributed shares. Any unvested shares held by the plan are owned by the Group and are recorded at cost on the balance sheet, within equity, until they vest.

Termination benefits

        Termination benefits are payable whenever an employee's employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits at the earlier of the following dates: a) when the Group can no longer withdraw the offer of those benefits and b) when the Group recognises costs for a restructuring that is within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer.

Taxes

        The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate, on the basis of amounts expected to be paid to the tax authorities.

        Deferred tax is provided using the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. However, the deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill; deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Tax rates enacted or substantively enacted at the balance sheet date are those that are expected to apply when the deferred tax asset is realised or deferred tax liability is settled.

        Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

        Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled by the Group, and it is probable that the temporary difference will not reverse in the foreseeable future.

        Tax is recognised in the income statement, except to the extent that it relates to items recognised in other comprehensive income or in equity. In this case the tax is recognised in other comprehensive income or directly in equity respectively.

        Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

Franchise incentive arrangements

        TCCC, at its sole discretion, provides the Group with various incentives, including contributions toward the purchase of cold drink equipment. Payments are made on placement of coolers and are based on franchise incentive arrangements. The terms and conditions of these arrangements require reimbursement if certain conditions stipulated in the agreements are not met, including minimum volume through-put requirements. Support payments received from TCCC for the placement of cold drink equipment are deducted from the cost of the related asset.

Share capital

        CCHBC has only one class of shares, ordinary shares. When new shares are issued, they are recorded in share capital at their par value. The excess of the issue price over the par value is recorded to the share premium reserve.

        Incremental external costs directly attributable to the issue of new shares or to the process of returning capital to shareholders are recorded in equity as a deduction, net of tax, in the share premium reserve.

Dividends

        Dividends are recorded in the Group's consolidated financial statements in the period in which they are approved by the Group's shareholders.

Comparative Figures

        Comparative figures have been reclassified and adjusted where necessary to conform with changes in presentation in the current year and account for the change in the accounting policies discussed below.

        An amount of €7.8m has been reclassified from 2012 comparatives, within current liabilities, from line item "other payables" to "derivative liabilities".

Accounting pronouncements adopted in 2013

        In the current period, the Group has adopted the following new and revised standards and interpretations which were issued by the IASB and the International Financial Reporting Interpretations Committee ('IFRIC') of the IASB, that are relevant to its operations and effective for accounting periods beginning on 1 January 2013. None of these standards and interpretations had a significant effect on the consolidated financial statements of the Company but did impact disclosures. The revised and new standards and interpretations are as follows:

        IFRS 13 Fair Value Measurement which defines fair value and establishes a single framework for measuring fair value where that is required by other standards and introduces consistent requirements for disclosures on fair value measurements. The standard applies to both financial and non-financial assets and liabilities which are measured at fair value.

        Amendment to IFRS 7 Financial Instruments: Disclosures—Offsetting Financial Assets and Financial Liabilities. The new disclosures require disclosure of gross amounts subject to rights of set-off, amounts set off in accordance with the accounting standards, and the related net credit exposure.

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

        The following amendments resulting from the annual improvements to IFRS (2009-2011 cycle):

  Amendment to IAS 1 Presentation of Financial Statements—Clarifies the requirements for comparative information and clarifies the difference between voluntary additional comparative information and the minimum required comparative information.

  Amendment to IAS 16 Property, Plant and Equipment—Classification of servicing equipment: The amendment clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory.

  Amendment to IAS 32 Financial Instruments: Presentation—Tax effect of distributions to holders of equity instruments: The amendment clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes.

  Amendment to IAS 34 Interim Financial Reporting: Interim financial reporting and segment information for total assets and liabilities. The amendment clarifies the requirements in IAS 34 relating to segment information for total assets and liabilities for each reportable segment.

Accounting pronouncements not yet adopted

        At the date of approval of these consolidated financial statements, the following standards and interpretations relevant to Company's operations were issued but not yet effective and not early adopted:

        IFRS 9, Financial Instruments as issued, reflect the first and third phases of the IASB's work on the replacement of IAS 39 Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments and hedge accounting. The effective date of the standard has been left open pending finalization of all the phases of IFRS 9. The Group is currently evaluating the impact this standard will have on its consolidated financial statements.

        In December 2011, the IASB issued an amendment to IAS 32 Financial Instruments: Presentation which is effective for annual reporting periods beginning on or after 1 January 2014. This amendment to the application guidance in IAS 32 clarifies some of the requirements for offsetting financial assets and financial liabilities on the statement of financial position. The Group is currently evaluating the impact the amendments will have on its consolidated financial statements.

        In May 2013, the IASB issued IFRIC Interpretation 21 Levies which is effective for annual reporting periods beginning on or after 1 January 2014. IFRIC 21 clarifies that an entity recognises a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The Group is currently evaluating the impact the interpretation will have on its consolidated financial statements.

        In May 2013, the IASB issued amendments to IAS 36: Recoverable Amount Disclosures for Non Financial Assets; The amendments removes certain disclosures of the recoverable amount of cash generating units which had been included in IAS 36 by the issue of IFRS 13 and requires additional disclosure where non financial assets have been impaired. These amendments are effective for annual periods beginning on or after 1 January 2014. The Group is currently evaluating the impact the amendment will have on its consolidated financial statements.

        In June 2013, the IASB issued amendments to IAS 39: Novation of Derivatives and Continuation of Hedge Accounting; the amendments provide relief from discontinuing hedge accounting when novation

Notes to the Consolidated Financial Statements (Continued)

1. Basis of preparation and accounting policies (Continued)

of a derivative designated as a hedging instrument meets certain criteria. These amendments are effective for annual periods beginning on or after 1 January 2014. The Group is currently evaluating the impact the amendments will have on its consolidated financial statements.

        In November 2013, the IASB issued an amendment to IAS 19 Defined Benefit Plans: Employee Contributions. The amendment clarifies the treatment of contributions from employees or third parties to the pension plan. The amendment is effective for annual period beginning on or after 1 July 2014. The Group is currently evaluating the impact the amendment will have on its consolidated financial statements.

        In December 2013, the IASB issued its annual improvements to IFRS (2011-2013 cycle). The effective dates of the amendments are generally for annual periods beginning on or after 1 July 2014. The Group is currently evaluating the impact the amendments will have on its consolidated financial statements. The amendments are as follows:

  Amendment to IFRS 3 Business Combinations which clarifies that joint arrangement are outside the scope of IFRS 3, however, this scope exemption only applies to the accounting in the financial statements of the joint arrangement itself.

  Amendments to IFRS 13 Fair Value Measurement which clarify that the portfolio exception in IFRS 13, which allows an entity to measure the fair value of a group of financial assets and liabilities on a net basis, applies to all contracts (including non financial contracts).

        In December 2013, the IASB issued its annual improvements to IFRS (2010-2012 cycle). The effective dates of the amendments are generally for annual periods beginning on or after 1 July 2014. The Group is currently evaluating the impact the amendments will have on its consolidated financial statements. The amendments are as follows:

        Amendments to IFRS 2 Share-based payment. The amendments clarify the definition of "vesting condition" and separately define "performance condition" and "service condition".

        Amendments to IFRS 3 Business Combinations. The amendments clarify that the obligation to pay contingent consideration which meets the definition of a financial instrument is classified as a financial liability or equity, on the basis of the definitions in IAS 32 Financial Instruments: Presentation.

        Amendments to IFRS 8 Operating segments. The amendments require the disclosure of judgements made by management in aggregating operating segments as well as requiring a reconciliation of segment assets to the entity's assets when segment assets are reported.

        Amendments to IFRS 13 Fair Value Measurement to clarify that short term receivables and payables may be recorded at invoice amounts when the impact of discounting is not material.

        Amendments to IAS 24 Related party disclosures the amendment clarifies that entity that provides key management personnel services is a related party subject to the related party disclosures.

Notes to the Consolidated Financial Statements (Continued)

2. Exchange rates

        The Group's reporting currency is the euro (€). CCHBC translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheets at the closing exchange rates at 31 December, except for subsidiaries operating in hyperinflationary environment as explained in Note 1. The principal exchange rates used for transaction and translation purposes in respect of one euro are:

	Average 2013	Average 2012	Average 2011	Closing 2013	Closing 2012
US dollar	1.33	1.29	1.40	1.38	1.33
UK sterling	0.85	0.81	0.87	0.84	0.82
Polish zloty	4.19	4.18	4.12	4.15	4.09
Nigerian naira	207.33	200.65	212.90	214.41	206.72
Hungarian forint	296.44	288.38	279.76	296.36	291.50
Swiss franc	1.23	1.21	1.23	1.23	1.21
Russian rouble	42.26	39.84	41.04	44.98	40.42
Romanian leu	4.41	4.46	4.23	4.46	4.43
Ukrainian hryvnia	10.62	10.28	11.11	10.94	10.57
Czech crown	26.05	25.15	24.65	27.48	25.08
Serbian dinar	113.08	113.08	101.99	114.62	113.46

3. Segmental analysis

        The Group has one business, being the production, sale and distribution of ready-to-drink, primarily non-alcoholic, beverages. The Group operates in 28 countries and its financial results are reported in the following three reportable segments:

Established markets:	Austria, Cyprus, Greece, Italy, Northern Ireland, the Republic of Ireland and Switzerland.
Developing markets:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.
Emerging markets:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, the Russian Federation, Serbia (including the Republic of Kosovo) and Ukraine.

        The Group's operations in each of these segments share similar levels of political and economic stability and development, regulatory environments, growth opportunities, customers and distribution infrastructures. The accounting policies of the Group's reportable segments are the same as those described in Note 1. The Group's chief opearating decision maker is its Operating Committee, which evaluates performance and allocates resources based on volume, net sales revenue and operating profit.

Notes to the Consolidated Financial Statements (Continued)

3. Segmental analysis (Continued)

        There are no material amounts of sales or transfers between the Group's segments. In addition there are no customers who represent more than 5% of the total balance of trade receivables for the Group.

Year ended 31 December	Note	2013 € million	2012 € million	2011 € million
Volume in unit cases(1)
Established		650.6	679.4	713.5
Developing		381.0	393.5	399.7
Emerging		1,028.9	1,011.8	974.2

Total volume in unit cases		2,060.5	2,084.7	2,087.4

Net sales revenue
Established		2,539.6	2,701.8	2,834.8
Developing		1,105.6	1,148.1	1,161.5
Emerging		3,228.8	3,194.8	2,828.0

Total net sales revenue		6,874.0	7,044.7	6,824.3

Operating profit
Established		88.6	92.5	201.4
Developing		36.6	(8.7)	58.4
Emerging		248.5	253.9	190.5

Total operating profit		373.7	337.7	450.3

Interest expense and finance charges
Established		(73.4)	(76.3)	(94.3)
Developing		(3.1)	(2.5)	(2.2)
Emerging		(36.7)	(32.1)	(34.8)
Corporate		(149.5)	(131.3)	(146.7)
Inter segment interest expense		161.7	141.4	173.5

Total interest expense and finance charges	21	(101.0)	(100.8)	(104.5)

Finance income
Established		17.2	16.9	38.9
Developing		0.8	1.2	1.4
Emerging		44.4	25.5	22.9
Corporate		109.3	108.2	119.0
Inter segment finance income		(161.7)	(141.4)	(173.5)

Total finance income	21	10.0	10.4	8.7

Income tax expense
Established		(16.0)	(29.5)	(49.1)
Developing		(9.5)	(3.3)	(12.6)
Emerging		(40.3)	(26.9)	(29.0)
Corporate		(7.1)	(5.5)	(8.1)

Total income tax expense	22	(72.9)	(65.2)	(98.8)

  Corporate line refers to holding, finance and other non-operating subsidiaries of the Group.

(1)
One unit case corresponds to approximately 5.678 litres or 24 servings, being a typically used measure of volume. Volume data is derived from unaudited operational data.

Notes to the Consolidated Financial Statements (Continued)

3. Segmental analysis (Continued)

Year ended 31 December	Note	2013 € million	2012 € million	2011 € million
Reconciling items
Net foreign exchange translation losses	21	(0.5)	(0.3)	0.6
Share of results of equity method investments	6	11.9	11.6	9.4

Profit after tax		221.2	193.4	265.7

Expenditure on non-current assets(2)
Established		67.9	123.5	117.1
Developing		44.4	46.4	46.5
Emerging		267.9	225.6	200.3

Total expenditure on non-current assets		380.2	395.5	363.9

        Net sales revenue from external customers and the balance of long-lived assets attributed to Switzerland (the Group's country of domicile), Russia and Italy (whose revenues from external customers or long-lived assets are significant compared to the combined Group revenues from external customers or long-lived assets) and the total of all other countries, as well as the entire Group, were as follows for the years ended 31 December:

Year ended 31 December	2013 € million	2012 € million	2011 € million
Net sales revenue from external customers
Switzerland	412.0	426.1	434.8
Russia	1,498.2	1,461.4	1,201.4
Italy	999.0	1,099.0	1,133.1
All countries, other than Switzerland, Russia and Italy	3,964.8	4,058.2	4,055.0

Total net sales revenue from external customers	6,874.0	7,044.7	6,824.3

	2013 € million	2012 € million	2011 € million
Non-current assets(3)
Switzerland	502.0	516.6	520.6
Russia	799.4	840.0	817.6
Italy	1,048.3	1,059.8	1,072.3
All countries, other than Switzerland, Russia and Italy	2,533.6	2,615.2	2,568.8

Total non-current assets	4,883.3	5,031.6	4,979.3

(2)
Total additions of property, plant and equipment for the year ended 31 December 2013 were €384.6m (2012: €468.4m, 2011: €396.1m).

(3)
Excluding financial instruments, equity method investments and deferred tax assets.

Notes to the Consolidated Financial Statements (Continued)

4. Intangible assets

	Goodwill € million	Franchise agreements € million	Trademarks € million	Other intangible assets € million	Total € million
Cost
As at 1 January 2013	1,891.8	156.6	80.1	24.1	2,152.6
Additions	—	—	—	2.5	2.5
Foreign currency translation	(17.5)	(0.7)	(6.6)	—	(24.8)

As at 31 December 2013	1,874.3	155.9	73.5	26.6	2,130.3

Amortisation
As at 1 January 2013	182.4	—	8.9	16.7	208.0
Charge for the year	—	—	—	1.0	1.0

As at 31 December 2013	182.4	—	8.9	17.7	209.0

Net book value as at 1 January 2013	1,709.4	156.6	71.2	7.4	1,944.6

Net book value as at 31 December 2013	1,691.9	155.9	64.6	8.9	1,921.3

Cost
As at 1 January 2012	1,880.7	156.8	78.8	24.1	2,140.4
Foreign currency translation	11.1	(0.2)	1.3	—	12.2

As at 31 December 2012	1,891.8	156.6	80.1	24.1	2,152.6

Amortisation
As at 1 January 2012	182.4	—	7.8	14.8	205.0
Charge for the year	—	—	1.1	1.9	3.0

As at 31 December 2012	182.4	—	8.9	16.7	208.0

Net book value as at 1 January 2012	1,698.3	156.8	71.0	9.3	1,935.4

Net book value as at 31 December 2012	1,709.4	156.6	71.2	7.4	1,944.6

        Goodwill is allocated to each of the Group's cash-generating units expected to benefit from the business combination in which the goodwill arose. Other indefinite-lived intangible assets are also allocated to the Group's cash-generating units expected to benefit from those intangibles.

Notes to the Consolidated Financial Statements (Continued)

4. Intangible assets (Continued)

        The following table sets forth the carrying value of intangible assets subject to and not subject to amortisation:

	2013 € million	2012 € million
Intangible assets not subject to amortisation
Goodwill	1,691.9	1,709.4
Franchise agreements	155.9	156.6
Trademarks	64.5	71.0

	1,912.3	1,937.0

Intangible assets subject to amortisation
Trademarks	0.1	0.2
Water rights	8.9	6.7
Other intangible assets	—	0.7

	9.0	7.6

Total intangible assets	1,921.3	1,944.6

        The following table sets forth the carrying value of goodwill and other indefinite lived intangible assets for those cash-generating units that are considered significant in comparison with the Group's total carrying value of goodwill and other indefinite-lived intangible assets, as at 31 December 2013.

	Goodwill € million	Franchise agreements € million	Total € million
Italy	625.2	126.9	752.1
Switzerland	376.0	—	376.0
The Republic of Ireland and Northern Ireland	288.9	—	288.9

Total	1,290.1	126.9	1,417.0

        The Group conducts a test for impairment of goodwill and indefinite-lived intangible assets in accordance with IAS 36 Impairment of Assets annually and whenever there is an indication of impairment. No impairment was indicated from the impairment tests of 2013, 2012 and 2011.

        The recoverable amount of each operation was determined through a value-in-use calculation. That calculation uses cash flow projections based on financial budgets approved by the Board of Directors covering a one-year period and cash projections for four additional years. Cash flow projections for years two to five were projected by management based on operation and market specific high-level assumptions including growth rates, discount rates and forecasted selling prices and direct costs.

        Management determined gross margins based on past performance, expectations for the development of the market and expectations about raw material costs. The growth rates used in perpetuity reflect the forecasts in line with management beliefs. These forecasts exceeded, in some cases, those expected for the industry in general, due to the strength of our brand portfolio. Management estimates discount rates using rates that reflect current market assessments of the time value of money and risks specific to the countries of operation.

Notes to the Consolidated Financial Statements (Continued)

4. Intangible assets (Continued)

        For those countries that are considered significant in comparison with the Group's total carrying value of goodwill and other indefinite-lived intangible assets, as at 31 December 2013, cash flows beyond the five-year period (the period in perpetuity) have been extrapolated using the following estimated growth and discount rates:

	Growth rate in perpetuity (%)		Discount rate (%)
	2013	2012	2013	2012
Italy	2.5	2.5	7.7	8.5
Switzerland	1.0	1.0	6.0	6.4
The Republic of Ireland and Northern Ireland	2.0	2.0	7.2	8.2

        In Italy, the recoverable amount calculated based on value in use exceeded carrying value by €491.2m. Any one of a reduction in the average gross profit margin of 3.6%, a fall in the revenue growth rate in perpetuity of 3.0%, or a rise in the weighted average discount rate of 2.1% would remove the remaining headroom. In the Republic of Ireland and Northern Ireland, the headroom was €142.6m. Any one of a reduction in the average gross profit margin of 3.1%, a fall in the revenue growth rate in perpetuity of 2.0% or a rise in the weighted average discount rate of 1.7% would remove the remaining headroom.

        In addition, in the joint operation Multon ZAO Group of companies that holds € 70.1m of goodwill , the recoverable amount calculated based on value in use exceeded carrying value by €104.0m. Any one of a reduction in the average gross profit margin of 2.3%, a fall in the revenue growth rate in perpetuity of 2.3%, or a rise in the weighted average discount rate of 1.8% would remove the remaining headroom.

Notes to the Consolidated Financial Statements (Continued)

5. Property, plant and equipment

	Land and buildings € million	Plant and equipment € million	Returnable containers € million	Assets under construction € million	Total € million
Cost
As at 1 January 2013	1,516.0	3,953.9	384.3	134.8	5,989.0
Additions	10.8	143.5	38.6	191.7	384.6
Effect from consolidation of CCHBC	—	—	—	0.2	0.2
Disposals	(46.6)	(166.4)	(47.7)	—	(260.7)
Reclassified from assets held for sale (refer to Note 13)	4.7	—	—	—	4.7
Reclassifications	67.4	152.8	—	(220.2)	—
Foreign currency translation	(54.9)	(139.7)	(9.1)	(2.7)	(206.4)
Effect of hyperinflation	0.3	1.9	—	—	2.2

As at 31 December 2013	1,497.7	3,946.0	366.1	103.8	5,913.6

Depreciation and impairment
As at 1 January 2013	359.9	2,423.6	164.1	—	2,947.6
Charge for the year	41.0	289.2	25.6	—	355.8
Impairment	7.5	9.4	2.4	—	19.3
Disposals	(16.3)	(156.3)	(42.3)	—	(214.9)
Foreign currency translation	(12.3)	(82.4)	(3.3)	—	(98.0)
Effect of hyperinflation	0.1	1.8	—	—	1.9

As at 31 December 2013	379.9	2,485.3	146.5	—	3,011.7

Net book value as at 1 January 2013	1,156.1	1,530.3	220.2	134.8	3,041.4

Net book value as at 31 December 2013	1,117.8	1,460.7	219.6	103.8	2,901.9

Cost
As at 1 January 2012	1,459.6	3,691.5	359.0	156.6	5,666.7
Additions	7.5	160.6	45.2	255.1	468.4
Disposals	(6.7)	(151.8)	(18.9)	—	(177.4)
Classified to assets held for sale (refer to Note 13)	(9.4)	—	—	—	(9.4)
Reclassifications	51.7	225.0	0.2	(276.9)	—
Foreign currency translation	12.8	24.8	(1.2)	0.2	36.6
Effect of hyperinflation	0.5	3.8	—	(0.2)	4.1

As at 31 December 2012	1,516.0	3,953.9	384.3	134.8	5,989.0

Depreciation
As at 1 January 2012	305.3	2,211.7	151.6	—	2,668.6
Charge for the year	38.6	308.8	27.9	—	375.3
Impairment	17.6	13.4	2.0	—	33.0
Disposals	(4.4)	(127.0)	(17.1)	—	(148.5)
Foreign currency translation	2.7	13.7	(0.3)	—	16.1
Effect of hyperinflation	0.1	3.0	—	—	3.1

As at 31 December 2012	359.9	2,423.6	164.1	—	2,947.6

Net book value as at 1 January 2012	1,154.3	1,479.8	207.4	156.6	2,998.1

Net book value as at 31 December 2012	1,156.1	1,530.3	220.2	134.8	3,041.4

        Assets under construction at 31 December 2013 include advances for equipment purchases of €19.8m (2012: €20.8m). Impairment of Property, Plant and Equipment amounted to €19.3m (2012: €33.0m). The Group recorded impairment loss of €18.3m and €1.5m in the established and emerging markets segments respectively (2012: €11.5m and €1.4m respectively), while the partial reversal of

Notes to the Consolidated Financial Statements (Continued)

5. Property, plant and equipment (Continued)

impairment for developing countries resulted in recognising €0.5m gains in this segment (2012: €20.1m loss). Impairment recorded mainly relates to restructuring initiatives. Refer also to Note 20 (b).

        Depreciation charge for the year included in operating expenses amounted to €170.0m (2012: €183.0m). Depriciation charge for the year included in cost of goods sold amounted to €185.8m (2012: €192.3m).

        Included in property, plant and equipment are assets held under finance leases, where the Group is the lessee, as follows:

	2013 € million	2012 € million
As at 1 January	157.7	161.0
Additions	22.8	42.0
Disposals	(6.6)	(36.8)
Depreciation charge	(17.3)	(15.6)
Foreign currency translation	(0.6)	7.1

As at 31 December	156.0	157.7

        Assets held under finance leases have been pledged as security in relation to the liabilities under the finance leases. The net book value of land and buildings held under finance leases as at 31 December 2013 was €42.3m (2012: €48.9m). The net book value of plant and equipment held under finance leases as at 31 December 2013 was €113.7m (2012: €108.8m).

6. Equity method investments and joint operations

(a)   Investments in associates

        Summarised financial information of our investments in associates is as follows:

	2013 € million	2012 € million	2011 € million
Share of profit	1.4	2.0	1.7
Share of other comprehensive income	(0.6)	(0.1)	(0.6)

Share of total comprehensive income	0.8	1.9	1.1

        Included in investment in associates is the Group's investment in Frigoglass Industries Limited. Nigerian Bottling Company plc holds an interest in Frigoglass of 23.9% (2012: 23.9% respectively). The Group has a 100% (2012:100%) interest in Nigeria Bottling Company plc, therefore the Group has an effective interest in Frigoglass of 23.9% (2012: 23.9%). There are restrictive controls in the movement of funds out of Nigeria.

Notes to the Consolidated Financial Statements (Continued)

6. Equity method investments and joint operations (Continued)

        Changes in the carrying amounts of investments in associates are as follows:

	2013 € million	2012 € million
As at 1 January	16.6	16.5
Capital increase	0.7	—
Share of results of equity method investments	1.4	2.0
Return of capital from associates	—	(1.8)
Foreign currency translation	(0.6)	(0.1)

As at 31 December	18.1	16.6

(b)   Investments in joint ventures

        The Group has a material joint venture with Heineken that is conducted through a number of legal entities, being the Brewinvest S.A. Group of companies and the BrewTech B.V. Group of companies. As such the joint venture is structured through separate vehicles and provides the Group with rights to their net assets. The Brewinvest S.A. Group of companies is engaged in the bottling and distribution of beer in Bulgaria. Brewinvest S.A. is incorporated in Greece and the Group owns 50% (2012: 50%) of its share capital. The BrewTech B.V. Group of companies is engaged in the bottling and distribution of soft drinks and beer in FYROM. Up until April 2012 BrewTech B.V. Group formed part of the Brewinvest S.A. Group. BrewTech B.V. is incorporated in the Netherlands and the Group owns 50% of its share capital.

Notes to the Consolidated Financial Statements (Continued)

6. Equity method investments and joint operations (Continued)

        Summarised financial information of our material joint venture is as follows (the information below reflects the amount presented in the IFRS financial statements of the joint venture, and not our share in those amounts):

	2013 € million	2012 € million
Summarised balance sheet:
Cash and cash equivalents	9.8	11.4
Other current assets (excluding cash)	28.8	15.4

Total current assets	38.6	26.8

Other current liabilities (including trade payables)	(28.0)	(27.2)

Total current liabilities	(28.0)	(27.2)

Non-current assets	195.1	215.2

Non-current other liabilities	(0.3)	(0.2)

Total non-current liabilities	(0.3)	(0.2)

Net assets	205.4	214.6

Summarised statement of comprehensive income:
Revenue	125.5	126.4
Depreciation and amortisation	(12.3)	(11.6)
Interest income	1.0	1.8
Interest expense	—	(1.0)

Profit before tax	24.8	24.4

Income tax expense	(2.9)	(3.0)

Profit after tax	21.9	21.4

Total comprehensive income	21.9	21.4

Reconciliation of net assets to carrying amount
Closing net assets	205.4	214.6
Interest in JV at 50%	102.7	107.3
Goodwill	16.9	16.9
Non-controlling interest	(2.1)	(2.0)

Carrying value	117.5	122.2

        Summarised financial information of our investment in other joint ventures is as follows:

	2013 € million	2012 € million
Carrying amount	35.2	29.7
Share of loss	(0.3)	(1.0)
Share of other comprehensive income	(0.3)	(0.7)

Share of total comprehensive income	(0.6)	(1.7)

Notes to the Consolidated Financial Statements (Continued)

6. Equity method investments and joint operations (Continued)

        Changes in the carrying amounts of investments in joint ventures are as follows:

	2013 € million	2012 € million
As at 1 January	151.9	125.2
Capital injections	6.1	—
Purchases of additional share	—	20.8
Share of results of equity method investments	10.5	9.6
Return of capital from joint ventures	(13.2)	—
Dividends	(2.3)	(3.0)
Foreign currency translation	(0.3)	(0.7)

As at 31 December	152.7	151.9

        Purchase of additional share relates to purchase of non-controlling interest in A.D. Pivara Skopje, the beer and beverages subsidiary of BrewTech B.V. in FYROM.

        At 31 December 2013, the Group's share of the capital commitments of its joint ventures amounted to €0.8m (2012: €0.6m).

        At 31 December 2013, the Group's share of the long-term commitments of its joint ventures to purchase raw materials and receive services, amounted to €1.3m (2012: €0.7m).

(c)   Investments in joint operations

        The Group has a 50% interest in the Multon Z.A.O. Group of companies (Multon). Multon is engaged in the production and distribution of juices in Russia and is classified as a joint operation as the arrangement gives the Group right to the assets and obligations for the liabilities relating to the joint arrangement.

        Other joint operations of the Group comprise mainly a 50% interest in each of several water businesses including Romerquelle, Fonti Del Vulture, Dorna, Multivita, Valser and Vlasinka which are engaged in the production and distribution of water in Austria, Italy, Romania, Poland, Switzerland and Serbia respectively.

7. Available-for-sale financial assets

        Movements in available-for-sale financial assets are as follows:

	2013 € million	2012 € million
As at 1 January	1.7	1.2
Purchases	0.2	0.4
Disposals	(0.1)	(0.1)
Unrealised gains on available-for-sale financial assets	0.7	0.2

As at 31 December	2.5	1.7

        Available-for-sale financial assets relate to listed equities of €1.7m (2012: €1.0m) and other unlisted equities of €0.8m (2012: €0.7m). The fair values of available-for-sale financial assets are based on quoted market prices, where available, or discounted cash flow projections where quoted market prices are unavailable.

Notes to the Consolidated Financial Statements (Continued)

8. Financial Instruments

        Categories of financial instruments as at 31 December were as follows:

2013

Assets	Loans and receivables € million	Assets at FVTPL € million	Derivatives used for hedging € million	Held-to- maturity € million	Available- for-sale € million	Total € million
Investments	—	—	—	1.3	2.5	3.8
Derivative financial instruments	—	2.7	25.2	—	—	27.9
Trade and other receivables excluding prepayments	931.5	—	—	—	—	931.5
Cash and cash equivalents	737.5	—	—	—	—	737.5

Total	1,669.0	2.7	25.2	1.3	2.5	1,700.7

Liabilities	Liabilities held at amortised cost € million	Liabilities at FVTPL € million	Derivatives used for hedging € million	Total € million
Trade and other payables excluding provisions	1,486.5	—	—	1,486.5
Borrowings	2,299.8	—	—	2,299.8
Derivative financial instruments	—	12.9	83.7	96.6

Total	3,786.3	12.9	83.7	3,882.9

2012

Assets	Loans and receivables € million	Assets at FVTPL € million	Derivatives used for hedging € million	Held-to- maturity € million	Available- for-sale € million	Total € million
Investments	—	—	—	1.6	1.7	3.3
Derivative financial instruments	—	1.0	48.4	—	—	49.4
Trade and other receivables excluding prepayments	964.5	—	—	—	—	964.5
Cash and cash equivalents	439.1	—	—	—	—	439.1

Total	1,403.6	1.0	48.4	1.6	1.7	1,456.3

Liabilities	Liabilities held at amortised cost € million	Liabilities at FVTPL € million	Derivatives used for hedging € million	Total € million
Trade and other payables excluding provisions	1,468.3	—	—	1,468.3
Borrowings	2,159.7	—	—	2,159.7
Derivative financial instruments	—	74.4	79.7	154.1

Total	3,628.0	74.4	79.7	3,782.1

Notes to the Consolidated Financial Statements (Continued)

8. Financial Instruments (Continued)

        The derivative financial instruments are included in the Group's balance sheet as follows:

At 31 December 2013	Assets € million	Liabilities € million
Current
Foreign currency forward contracts	3.9	(4.3)
Foreign currency option contracts	1.8	(0.1)
Commodity swap contracts	—	(8.2)

Total current	5.7	(12.6)

Non-current
Interest rate swap contracts	22.1	—
Commodity swap contracts	0.1	(5.3)
Cross-currency swap contracts	—	(78.7)

Total non-current	22.2	(84.0)

At 31 December 2012
Current
Foreign currency forward contracts	1.4	(4.9)
Foreign currency option contracts	0.9	—
Cross-currency swap contracts	—	(67.8)
Commodity swap contracts	—	(5.8)
Interest rate swap contracts	11.3	—

Total current	13.6	(78.5)

Non-current
Interest rate swap contracts	35.8	—
Cross-currency swap contracts	—	(75.6)

Total non-current	35.8	(75.6)

        As at 31 December 2013, other receivables of €8.8m (2012: €23.5m) served as collateral for net open position of interest rate and cross-currency swap derivative financial instruments. The collateral resets monthly and earns interest based on Euro Overnight Index Average (EONIA) rate.

Notes to the Consolidated Financial Statements (Continued)

8. Financial Instruments (Continued)

Net fair values of derivative financial instruments

(a)   Cash flow hedges

        The fair values of derivative financial instruments as at 31 December designated as cash flow hedges were:

	2013 € million	2012 € million
Contracts with positive fair values
Foreign currency forward contracts	1.6	0.6
Foreign currency option contracts	1.0	0.7
Interest rate swap contracts	22.1	35.8

	24.7	37.1

Contracts with negative fair values
Foreign currency forward contracts	(2.1)	(3.6)
Commodity swap contracts	(2.6)	—
Foreign currency option contracts	(0.1)	—
Cross-currency swap contracts	(78.7)	(75.6)

	(83.5)	(79.2)

        Cash flows from the Group's cash flow hedges at 31 December 2013 are expected to occur and, accordingly, affect profit or loss in 2014, except for the combined interest rate/cross-currency swap hedging contracts used for the US$400m bond and the commodity swap contracts, for which cash flows are expected to occur and affect profit or loss up to 2015 and 2016 respectively.

(b)   Fair value hedges

        The fair values of derivative financial instruments as at 31 December designated as fair value hedges were:

	2013 € million	2012 € million
Contracts with positive fair values
Foreign currency forward contracts	0.4	—
Foreign currency option contracts	0.1	—
Interest rate swap contracts	—	11.3

	0.5	11.3

Contracts with negative fair values
Foreign currency forward contracts	(0.2)	(0.5)

Notes to the Consolidated Financial Statements (Continued)

8. Financial Instruments (Continued)

(c)   Undesignated hedges

        The fair values of derivative financial instruments as at 31 December for which hedge accounting has not been applied, were:

	2013 € million	2012 € million
Contracts with positive fair values
Foreign currency forward contracts	1.9	0.8
Foreign currency option contracts	0.7	0.2
Commodity swap contracts	0.1	—

	2.7	1.0

Contracts with negative fair values
Foreign currency forward contracts	(2.0)	(0.8)
Cross-currency swap contracts	—	(67.8)
Commodity swap contracts	(10.9)	(5.8)

	(12.9)	(74.4)

Foreign currency forward contracts and foreign currency option contracts

        The Company uses a combination of foreign currency forward and option contracts to hedge foreign exchange transaction exposures. The notional principal amounts of the outstanding foreign currency forward contracts at 31 December 2013 totalled €236.4m (2012: €339.7m). The notional principal amounts of the outstanding foreign currency option contracts at 31 December 2013 totalled €111.8m (2012: €108.2m).

Commodity swap contracts

        The Group purchases sugar and aluminium on an ongoing basis to meet its operational needs. The increased volatility in commodity prices led to the decision to enter into commodity swap contracts since August 2011.

        These contracts, which economically hedge sugar and aluminium can purchases, are expected to reduce volatility of cash flows (in respect of sugar and aluminium purchases attributable to the fluctuation of the sugar and aluminium price) for a period up to 36 months in accordance with the Group's risk management policy (see Note 29).

        The notional principal amounts of the outstanding commodity swap contracts at 31 December 2013 totalled €126.7m (2012: €56.4m).

Interest rate swap contracts

        The Group used interest rate swap contracts to hedge its exposure to changes in the fair value of its debt (refer to Notes 15 and 29), as well as to hedge the foreign exchange cash flow exposure on the $400m fixed rate debt. The notional principal amounts of the outstanding interest rate swap contracts totalled $400.0m (2012: $900.0m). The interest rate swap contracts with notional value of $500.0m, which were related to the $500.0m US dollar fixed rate debt, matured in September 2013.

Notes to the Consolidated Financial Statements (Continued)

8. Financial Instruments (Continued)

        The interest rate swap contracts outstanding at 31 December 2013 can be summarised as follows:

Currency	Amount million	Start date	Maturity date	Receive fixed rate	Pay floating rate
US dollar	400.0	17 September 2003	17 September 2015	5.500%	Libor + margin

	400.0

        Repricing dates for all US dollar denominated interest rate swap contracts are the 17th of March and the 17th of September until maturity.

Cross-currency swap contracts

        The Group entered into cross-currency swap contracts to cover the currency risk related to its US dollar denominated debt (refer to Notes 15 and 29). At 31 December 2013 the fair value of the cross-currency swap contracts represented an outstanding liability of €78.7m (2012: €143.4m). The €3.1m loss (2012: €12.6m loss, 2011: €5.3m gain) on the $400m cross-currency swap contracts during 2013 was offset by the €13m gain (2012: €12.5m gain, 2011: €21.1m loss) recorded on the translation of the 400 US dollar denominated debt to euro.

        The notional principal amounts of the outstanding cross-currency swap contracts at 31 December 2013 totalled €357.1m (2012: €803.9m). The cross-currency swap contracts outstanding at 31 December 2013 are summarised as follows:

US$ million	€ million	Start date	Maturity date	Receive floating rate	Pay rate
250.0	223.2	17 September 2003	17 September 2015	Libor + margin	2.718%
100.0	89.3	17 September 2003	17 September 2015	Libor + margin	2.750%
50.0	44.6	17 September 2003	17 September 2015	Libor + margin	2.675%

400.0	357.1

        Repricing dates for all US dollar denominated cross currency swap contracts are the 17th of March and the 17th of September annually until maturity.

        The amount reclassified from other comprehensive income to profit and loss for the period amounted to a €10.8m loss (2012: €9.5m loss, 2011: €3.1m loss) of which €8.8m was recorded in interest expense (2012: €8.3m loss, 2011: €5.5m loss), €2m in cost of goods sold (2012: €1.2m loss, 2011: €nil) and €nil in operating expenses (2012: €nil, 2011: €2.4 gain) .

        The net result on derivatives at fair value through profit and loss (for which hedge accounting was not applied) amounted to a €13.1m loss (2012: €6.8m loss, 2011:€0.1m gain) of which a €12.1m loss was recorded in cost of goods sold (2012: € €4.4m loss, 2011: € 1.4m loss) and a €1m loss in operating expenses (2012: €2.4m loss, 2011: €1.5m gain).

        The decrease in the fair value of the interest rate swap of €11.3m (2012: €14.4m, 2011: €9.7m) has been recognised in interest expense and was offset with a similar gain on borrowings. The ineffectiveness recognised in 2013 was immaterial (2012: €0.7m, 2011: €1.1m).

        The ineffectiveness recognised in interest expense for the interest rate and cross-currency swap contracts used for cashflow hedging in 2013 was €6.1m (2012: €7.2m, 2011: €5.5m).

Notes to the Consolidated Financial Statements (Continued)

9. Deferred Tax

        Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities, when the deferred taxes are levied by the same fiscal authority on either the taxable entity or different taxable entities, and there is an intention to settle the balances on a net basis. The following amounts, after off-setting balances within the same tax jurisdiction where applicable, are shown in the consolidated balance sheet:

	2013 € million	2012 € million
Deferred tax assets	43.2	40.1
Deferred tax liabilities	(179.4)	(177.4)

Total deferred tax	(136.2)	(137.3)

        The gross amounts of deferred tax assets and liabilities are as follows:

	2013 € million	2012 € million
Deferred tax assets
To be recovered after more than 12 months	60.6	66.7
To be recovered within 12 months	82.3	99.4

	142.9	166.1

Deferred tax liabilities
To be recovered after more than 12 months	(272.9)	(296.0)
To be recovered within 12 months	(6.2)	(7.4)

	(279.1)	(303.4)

Deferred tax liabilities (net)	(136.2)	(137.3)

        The movements in deferred tax assets and liabilities during the year, after off-setting balances within the same tax jurisdiction where applicable, are as follows:

	2013 € million	2012 € million	2011 € million
As at 1 January	(137.3)	(137.0)	(130.4)
Taken to the income statement (refer to Note 22)	(5.7)	(4.8)	(13.5)
Taken to other comprehensive income	(1.6)	5.5	3.1
Taken to equity (refer to Note 19)	1.5	—	1.2
Arising on prior year acquisitions	—	—	0.1
Arising on disposal of subsidiary	—	—	0.7
Foreign currency translation	6.9	(1.0)	1.8

As at 31 December	(136.2)	(137.3)	(137.0)

Notes to the Consolidated Financial Statements (Continued)

9. Deferred Tax (Continued)

        The movements in deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction where applicable, are as follows:

Deferred tax liabilities	Tax in excess of book depreciation € million	Capital investment incentives € million	Derivative instruments € million	Other deferred tax liabilities € million	Total € million
As at 1 January 2012	(286.4)	(2.2)	(2.0)	(5.3)	(295.9)
Taken to the income statement	(8.2)	—	(1.0)	—	(9.2)
Taken to other comprehensive income	—	—	1.0	(0.2)	0.8
Transfers between assets/liabilities	4.3	—	—	(1.0)	3.3
Foreign currency translation	(2.4)	—	—	—	(2.4)

As at 31 December 2012	(292.7)	(2.2)	(2.0)	(6.5)	(303.4)
Taken to the income statement	11.2	0.6	0.4	(0.4)	11.8
Taken to other comprehensive income	—	—	(0.5)	(0.2)	(0.7)
Taken to equity (refer to Note 19)	—	1.5	—	—	1.5
Transfers between assets/liabilities	(0.4)	—	—	(0.1)	(0.5)
Foreign currency translation	11.7	—	—	0.5	12.2

As at 31 December 2013	(270.2)	(0.1)	(2.1)	(6.7)	(279.1)

Deferred tax assets	Book in excess of tax depreciation € million	Provisions € million	Tax losses carry-forward € million	Leasing € million	Pensions and benefit plans € million	Other deferred tax assets € million	Total € million
As at 1 January 2012	0.8	49.2	38.1	14.0	20.6	36.2	158.9
Taken to the income statement	5.0	4.5	(7.1)	4.2	(2.0)	(0.2)	4.4
Taken to other comprehensive income	—	—	—	—	3.0	1.7	4.7
Transfers between assets/liabilities	(2.9)	(1.8)	—	—	(0.1)	1.5	(3.3)
Foreign currency translation	—	0.6	0.7	0.1	0.3	(0.3)	1.4

As at 31 December 2012	2.9	52.5	31.7	18.3	21.8	38.9	166.1
Taken to the income statement	2.4	(13.3)	(5.5)	(2.5)	1.0	0.4	(17.5)
Taken to other comprehensive income	—	—	—	—	(1.0)	0.1	(0.9)
Arising on current year acquisition	—	—	—	—	—	—	—
Transfers between assets/liabilities	0.4	9.5	—	—	—	(9.4)	0.5
Foreign currency translation	—	(2.6)	(1.2)	(0.2)	(0.5)	(0.8)	(5.3)

As at 31 December 2013	5.7	46.1	25.0	15.6	21.3	29.2	142.9

        Deferred tax assets are recognised for tax losses carry-forward to the extent that realisation of the related tax benefit through the reduction of future taxes is probable. The Group has unrecognised deferred tax assets attributable to tax losses that are available to carry forward against future taxable income of €8.8m (2012: €0.5m). €5.3m of this unrecognised deferred tax asset is attributable to tax losses that expire between 2014 and 2018 and €3.5m is attributable to tax losses that expire between 2019 and more.

Notes to the Consolidated Financial Statements (Continued)

9. Deferred Tax (Continued)

        The aggregate amount of temporary differences associated with investment in subsidiaries and interests in joint arrangements, for which deferred tax liabilities have not been recognised amount to €1,801.5m (2012: €1,856.3m). It is not practicable to compute the total amount of the potential income tax consequences that would result from the payment of dividends to shareholders.

10. Other non-current assets

        Other non-current assets consisted of the following at 31 December:

	2013 € million	2012 € million
Non-current prepayments	24.4	30.8
Non-current receivables from sale of property, plant and equipment	17.0	—
Loans to and receivables from related parties (refer to Note 33)	7.2	13.7
Non-current income tax receivable	6.7	—
Non-current receivables from customers	4.3	—
Loans to non-related parties	0.4	1.1
Held-to-maturity investments	1.3	1.6

Total other non-current assets	61.3	47.2

        Non-current receivables from customers relate to re-negotiated trade receivables, which are expected to be settled within the new contractual due date.

11. Inventories

        Inventories consisted of the following at 31 December:

	2013 € million	2012 € million
Finished goods	176.8	186.0
Raw materials and work in progress	161.0	175.6
Consumables	91.2	96.4

Total inventories	429.0	458.0

        The amount of inventories recognised as an expense during 2013 was €3,385.6m (2012: €3,709.4m). During 2013 provision of obsolete inventories recognised as an expense amounted to €9.5m (2012: €9.2m), whereas provision reversed in the period amounted to €0.4m (2012: €0.1m).

12. Trade receivables

        Trade receivables consisted of the following at 31 December:

	2013 € million	2012 € million
Trade receivables	809.4	878.2
Less: Provision for doubtful debts	(79.0)	(76.9)

Total trade receivables	730.4	801.3

Notes to the Consolidated Financial Statements (Continued)

12. Trade receivables (Continued)

        The credit period given to customers ranges from 7 days to 90 days depending on the country and customer type. In most territories, interest is not charged for late payment.

        The Group provides for all receivables that are considered non-collectible on a specific basis after considering the circumstances of each case. Before accepting any new credit customers, the Group investigates the potential customer's credit quality (usually through external agents) and defines credit limits for each customer. Customers are reviewed on an ongoing basis and credit limits adjusted accordingly. There are no customers who represent more than 5% of the total balance of trade receivables for the Group. The Group's exposure to credit risk is managed by established policies and procedures regarding financial risk management as described in Note 29.

        The trade receivables are as follows:

	2013 € million	2012 € million
Due within due date	622.3	655.5
Less: Provision for doubtful debts within due date	(0.2)	(1.3)
Past due	187.1	222.7
Less: Provision for doubtful debts past due	(78.8)	(75.6)

Total trade receivables	730.4	801.3

        As at 31 December 2013, the Group held collateral, in the form of mortgages, bank guarantees, bills of exchange and credit insurance, as security against trade receivables with a carrying amount of €21.2m (2012: €20.9m).

        As at 31 December 2013, trade receivables of €108.3m (2012: €147.1m) were past due but not impaired. The ageing analysis of these trade receivables is as follows:

	2013 € million	2012 € million
Up to 3 months	101.4	128.2
3 to 6 months	5.3	5.4
6 to 9 months	1.4	2.7
More than 9 months	0.2	10.8

	108.3	147.1

        As at 31 December 2013, trade receivables of €78.8m (2012: €75.6m) were past due and impaired or provided for. The ageing analysis of these receivables is as follows:

	2013 € million	2012 € million
Up to 3 months	(1.4)	(2.0)
3 to 6 months	(7.3)	(6.9)
6 to 9 months	(2.1)	(3.7)
More than 9 months	(68.0)	(63.0)

	(78.8)	(75.6)

Notes to the Consolidated Financial Statements (Continued)

12. Trade receivables (Continued)

        The movement in the provision for doubtful debts during the year is as follows:

	2013 € million	2012 € million
As at 1 January	(76.9)	(74.3)
Amounts written off during the year	8.0	18.0
Amounts recovered during the year	3.5	1.5
Increase in allowance recognised in profit or loss	(14.2)	(22.1)
Foreign currency translation	0.6	—

As at 31 December	(79.0)	(76.9)

        The recording and release of provision for impaired receivables are classified within operating expenses.

13. Other receivables and assets

        Other receivables and assets consisted of the following at 31 December:

	2013 € million	2012 € million
Prepayments	66.0	72.3
Receivables from related parties (refer to Note 33)	81.7	57.0
Collateral for interest rate swap contracts (refer to Note 8)	8.8	23.5
VAT and other taxes receivable	16.2	21.0
Loans and advances to employees	5.8	13.6
Assets classified as held for sale	4.0	10.4
Receivables from sale of property, plant and equipment	17.7	8.0
Other receivables	31.3	29.7

Total other receivables and assets	231.5	235.5

        The related party receivables, net of the provision for doubtful debts, are as follows:

	2013 € million	2012 € million
Due within due date	77.7	48.7
Past due	4.0	8.3
Less: Provision for doubtful debts	—	—

Total related party receivables	81.7	57.0

Notes to the Consolidated Financial Statements (Continued)

13. Other receivables and assets (Continued)

        As at 31 December 2013, related party receivables of €4.0m (2012: €8.3m) were past due but not impaired. The ageing analysis of these related party receivables is as follows:

	2013 € million	2012 € million
Up to 3 months	2.2	4.8
3 to 6 months	0.6	1.4
6 to 9 months	0.4	0.5
More than 9 months	0.8	1.6

Total	4.0	8.3

        During 2012, non-current assets with a net book value of €9.4m were reclassified from property, plant and equipment to assets held for sale. The amount of €9.4m concerns building in our established markets segment of €4.7m and building in our developing markets segment of €4.7m respectively. In addition, right to use of land of €1.0m, in our developing markets segment was classified to assets held for sale during 2012.

        During 2013, non-current assets with a net book value of €4.7m were reclassified to property, plant and equipment, and the depreciation charge for the year was adjusted for the depreciation that would have been recognised had the assets not been classified as held for sale, because the criteria for continued classification as held for sale were no longer met. The €4.0m assets held for sale comprise land and buildings in our developing markets segment that have been written down to their fair value less cost to sell. This is a non recurring fair value measurement and within level 3 of the fair value hierarchy. The fair value of held-for-sale assets is determined through the use of sales comparison approach.

14. Cash and cash equivalents

        Cash and cash equivalents as at 31 December comprise the following:

	2013 € million	2012 € million
Cash at bank, in transit and in hand	82.7	79.7
Short-term deposits	654.8	359.4

Total cash and cash equivalents	737.5	439.1

Notes to the Consolidated Financial Statements (Continued)

14. Cash and cash equivalents (Continued)

        Cash and cash equivalents are held in the following currencies:

	2013 € million	2012 € million
Euro	674.6	377.3
Nigerian naira	34.0	39.2
Belorusian rouble	7.2	4.9
Russian rouble	4.4	4.2
Serbian dinar	2.9	—
Latvian Lati	2.6	—
Croatian kuna	2.2	3.2
Ukrainian hryvnia	2.0	0.5
US dollar	1.9	1.3
Romanian leu	1.3	2.4
UK Sterling	1.0	1.1
Bosnia and Herzegovina convertible mark	0.9	1.4
Bulgaria lev	0.6	0.7
Lithuanian Litai	0.4	—
Moldovan leu	0.4	0.7
Swiss franc	0.3	1.4
Polish zloty	0.2	0.3
Other	0.6	0.5

Total cash and cash equivalents	737.5	439.1

        €25.0m equivalent in Nigerian naira relates to the outstanding balance of the bank account held for the repayment of the former minority shareholders' of the Company's subsidiary Nigerian Bottling Company plc (refer to Note 27).

        The amount of dividends payable to the Company by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws and exchange control restrictions of the respective jurisdictions where those subsidiaries are organised and operate. Also, there are fund transfer restrictions in certain countries in which we operate, in particular Nigeria, Belarus and Cyprus. These restrictions do not have a material impact on the Group's liquidity, as the amounts of cash and cash equivalents held in such countries are generally retained for capital expenditure and working capital purposes. Intra group dividends paid by certain of our subsidiaries are also subject to withholding taxes.

Notes to the Consolidated Financial Statements (Continued)

15. Borrowings

        The Group held the following borrowings as at 31 December:

	2013 € million	2012 € million
Bank overdrafts	6.2	16.6
Current portion of long-term bonds, bills and unsecured notes	317.2	391.3
Commercial paper	100.0	129.5
Loan payable to related parties (refer to Note 33)	7.5	—

	430.9	537.4
Obligations under finance leases falling due within one year	15.3	17.6

Total borrowings falling due within one year	446.2	555.0

Borrowings falling due within one to two years Bonds, bills and unsecured notes	303.7	505.3
Borrowings falling due within two to five years Bonds, bills and unsecured notes	599.3	923.8
Loan payable to related parties (refer to Note 33)	53.8	62.5
Borrowings falling due in more than five years Bonds, bills and unsecured notes	792.6	—

	1,749.4	1,491.6
Obligations under finance leases falling due in more than one year	104.2	113.1

Total borrowings falling due after one year	1,853.6	1,604.7

Total borrowings	2,299.8	2,159.7

Commercial paper programme and committed credit facilities

        In March 2002, the Group established a €1.0bn global commercial paper programme (the 'old CP programme') to further diversify its short-term funding sources. In October 2013, a new €1.0bn euro-commercial paper programme (the 'new CP programme' and, together with the old CP programme, the 'CP programmes') was established in place of the old CP programme. The euro-commercial paper notes may be issued either as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or floating rate. All commercial paper issued under the CP programmes must be repaid within 7 to 364 days. The new CP programme has been granted the STEP label and is fully, unconditionally and irrevocably guaranteed by CCHBC, Coca-Cola HBC Holdings B.V. and 3E (Cyprus) Limited. The outstanding amount under the CP programmes was €100.0m as at 31 December 2013 (2012: €129.5m).

        In May 2011, the Group replaced its then-existing €500.0m syndicated revolving credit facility with a new €500.0m syndicated loan facility, provided by various financial institutions, expiring on 11 May 2016. As a result, an amount of €1.9m, which was the unamortised portion of the fees for the replaced facility, was charged to the income statement in the finance costs line. This facility can be used for general corporate purposes and carries a floating interest rate over EURIBOR and LIBOR. The facility was amended in June 2013 and CCHBC acceded to it as a guarantor. The facility allows the Company to draw down, on three to five days' notice, amounts in tranches and repay them in periods ranging from one to six months, or any other period agreed between the financial institutions and CCHBC. No amounts have been drawn under the syndicated loan facility since inception. The syndicated loan facility is fully, unconditionally and irrevocably guaranteed by CCHBC, Coca-Cola HBC Holdings B.V., Coca-Cola HBC Finance plc and 3E (Cyprus) Limited and is not subject to any financial covenants.

Notes to the Consolidated Financial Statements (Continued)

15. Borrowings (Continued)

        In connection with the voluntary share exchange offer, CCHBC had available a €500.0m bond bridge facility (all undrawn), a €500.0m revolving credit facility (which was cancelled in October 2012) for the purpose of replacing, if required, the €500.0m syndicated revolving credit facility referred to above and a statutory buy-out facility for up to €550.0m. On 18 June 2013, the €500.0m bond bridge facility was cancelled and the statutory buy-out facility limit was reduced to €55.0m. The amount drawn under the statutory buy-out facility of €45.5m was repaid on 26 July 2013 and the facility was cancelled.

Euro medium-term note programmes

        In 2001, the Group established a €2.0bn euro medium-term note programme (the 'Old EMTN programme'), which was increased to €3.0bn in April 2012. In June 2013, a new €3.0bn euro medium-term note programme (the 'New EMTN programme' and, together with the Old EMTN programme, the 'EMTN programmes') was established in place of the Old EMTN programme. Notes are issued under the New EMTN programme through CCHBC's 100% owned subsidiary Coca-Cola HBC Finance B.V. and are fully, unconditionally and irrevocably guaranteed by CCHBC, Coca-Cola HBC Holdings B.V. and 3E (Cyprus) Limited.

        In December 2008, Coca-Cola HBC Finance B.V. issued a €500.0m five-year euro-denominated fixed rate notes carrying a 7.875% per annum coupon. Proceeds from this issue were partly used to fund the acquisition of Socib S.p.A. and partly for the refinancing of the 350.0m notes that matured in March 2009. In June 2013 Coca-Cola HBC Finance B.V. purchased an aggregate amount of €183.0m notes which is almost 37% of the total issued €500.0m euro-denominated notes. As a result, an amount of €6.9m was charged to the income statement, in the finance costs line. The remaining €317.0m notes were fully repaid in January 2014.

        In March 2011, Coca-Cola HBC Finance B.V. completed the successful offering of €300.0m 4.25% fixed rate euro-denominated notes under the Old EMTN programme to be consolidated and form a single series with the existing €300.0m 4.25% fixed rate notes due 16 November 2016 issued in November 2009. The issue of these notes brought the total outstanding amount of the series to €600.0m. The proceeds of the issue were used to repay the existing €301.1m notes due on 15 July 2011 at maturity in July 2011.

        In June 2013, Coca-Cola HBC Finance B.V. completed the issue of €800.0m 2.375% 7-year fixed rate euro-denominated notes under the New EMTN programme. The net proceeds of the new issue, were used to repay the $500 million notes due September 2013 and partially repay €183.0 million of the 7.875% 5-year fixed rate notes due January 2014.

        As at 31 December 2013, a total of €1.7bn in notes issued under the EMTN programmes were outstanding. A further amount of €2.2bn is available for issuance under the new EMTN programme.

Notes issued in the US market

        On 17 September 2003, the CCHBC Group successfully completed, through its 100% owned finance subsidiary Coca-Cola HBC Finance B.V., a $900.0m global offering of privately placed notes with registration rights. The first tranche consisted of an aggregate principal amount of $500.0m due 2013 and the second tranche consisted of an aggregate principal amount of $400.0m (€290.1m at 31 December 2013 exchange rates) due in September 2015. The net proceeds of the offering were used to refinance certain outstanding debt, the leveraged re-capitalisation of the Group and the acquisition of Römerquelle GmbH. In December 2003, an exchange offer was made by Coca-Cola Hellenic

Notes to the Consolidated Financial Statements (Continued)

15. Borrowings (Continued)

Bottling Company S.A. in order to effect the exchange of the privately placed notes for similar notes registered with the SEC. Acceptances under the offer, which was finalised in February 2004, were $898.1m. Both tranches of notes were de-registered in connection with CCHBC's voluntary share exchange offer by filing a Form 15F with the SEC in August 2013 and the 2013 US Notes were fully repaid upon maturity.

        The 2015 US Notes are fully, unconditionally and irrevocably guaranteed by CCHBC, Coca-Cola HBC Holdings B.V. and 3E (Cyprus) Limited and are not subject to any financial covenants.

Summary of bonds and notes outstanding as at 31 December 2013

	Start date	Maturity date	Fixed coupon
€317.2m notes	17 December 2008	15 January 2014	7.875%
$400m notes	17 September 2003	17 September 2015	5.500%
€300m notes	16 November 2009	16 November 2016	4.250%
€300m notes	2 March 2011	16 November 2016	4.250%
€800m notes	18 June 2013	18 June 2020	2.375%

        The fair value of notes payable, including the current portion, is €2,070.7m (2012: €1,898.3m) compared to their book value, including the current portion, of €2,012.8m (2012: €1,820.4m).The fair values are within Level 1 of the fair value hierarchy.

        The present value of finance lease liabilities at 31 December was as follows:

	2013 € million	2012 € million
Less than one year	15.3	17.6
Later than one year but less than two years	9.1	13.4
Later than two years but less than three years	7.5	7.7
Later than three years but less than four years	7.7	6.0
Later than four years but less than five years	8.2	6.4
Later than five years	71.7	79.6

Present value of finance lease liabilities	119.5	130.7

        The minimum lease payments of finance lease liabilities at 31 December were as follows:

	2013 € million	2012 € million
Less than one year	20.0	22.7
Later than one year but less than two years	13.3	18.7
Later than two years but less than three years	11.3	12.4
Later than three years but less than four years	11.3	10.6
Later than four years but less than five years	11.3	11.2
Later than five years	85.7	93.1

	152.9	168.7
Future finance charges on finance leases	(33.4)	(38.0)

Present value of finance lease liabilities	119.5	130.7

Notes to the Consolidated Financial Statements (Continued)

15. Borrowings (Continued)

        Finance leases are mainly for land and buildings as well as plant and equipment. The finance leases do not contain contingent rent payments or escalation clauses.

        The borrowings at 31 December were held in the following currencies:

	Current 2013 € million	Non-current 2013 € million	Current 2012 € million	Non-current 2012 € million
Euro	437.0	1,496.1	143.2	1,225.1
US Dollar	0.7	306.2	391.5	324.7
Nigerian naira	2.2	22.0	11.0	19.3
Polish zloty	5.0	14.8	5.8	19.3
UK Sterling	1.2	14.4	1.2	15.8
Ukrainian hryvnia	—	—	0.9	0.5
Serbian Dinar	—	—	0.9	—
Other	0.1	0.1	0.5	—

Borrowings	446.2	1,853.6	555.0	1,604.7

        The carrying amounts of the borrowings held at fixed and floating interest rate as at 31 December 2013, as well as the weighted average interest rates and maturities of fixed rate borrowings were as follows:

	Fixed interest rate € million	Floating interest rate € million	Total € million	Fixed rate liabilities weighted average interest rate	Weighted average maturity for which rate is fixed (years)
Euro	1,878.9	54.2	1,933.1	3.8%	3.8
US Dollar	306.9	—	306.9	5.5%	1.7
Nigerian naira	—	24.2	24.2	—	—
UK Sterling	—	15.6	15.6	—	—
Polish zloty	—	19.8	19.8	—	—
Other	0.2	—	0.2	—	—

Financial liabilities	2,186.0	113.8	2,299.8	4.0%	3.5

        Financial liabilities represent fixed and floating rate borrowings held by the Group. The Group's policy is to hedge exposures to changes in the fair value of debt and interest rates by using a combination of cross-currency swap contracts, fixed to floating rate interest rate swap contracts and interest rate option contracts. In order to hedge the foreign exchange cash flow exposure on the $400m US dollar fixed rate debt, a combination of floating to fixed rate cross-currency swap contracts and fixed to floating rate interest rate swap contracts was used and restructured it to a €357m fixed-rate liability. (refer to Note 8).

        Floating rate debt bears interest based on the following benchmark rates:

Euro	6 month EURIBOR (European inter-bank offer rate)
Nigerian naira	3 month NIBOR (Nigerian inter-bank offer rate)

Notes to the Consolidated Financial Statements (Continued)

16. Trade and other payables

        Trade and other payables consisted of the following at 31 December:

	2013 € million	2012 € million
Trade payables	480.8	435.8
Accrued liabilities	511.8	581.2
Payables to related parties (refer to Note 33)	236.2	188.5
Deposit liabilities	111.9	111.1
Current portion of provisions (refer to Note 17)	79.8	94.0
Other tax and social security liabilities	86.9	80.0
Salaries and employee related payable	42.9	51.3
Deferred income	0.9	0.9
Other payables	8.4	12.8

Total trade and other payables	1,559.6	1,555.6

17. Provisions

        Provisions consisted of the following at 31 December:

	2013 € million	2012 € million
Current
Employee benefits	55.0	50.4
Restructuring and other	24.8	43.6

Total current provisions	79.8	94.0

Non-current
Employee benefits	109.9	142.1
Restructuring and other	1.3	6.9

Total non-current provisions	111.2	149.0

Total provisions	191.0	243.0

        The movements in restructuring and other provisions comprise:

	2013 € million	2012 € million	2011 € million
As at 1 January	50.5	36.7	31.0
Arising during the year	43.8	72.3	50.3
Utilised during the year	(59.3)	(57.3)	(44.0)
Unused amount reversed	(8.1)	(1.5)	(0.2)
Foreign currency translation	(0.8)	0.3	(0.4)

As at 31 December	26.1	50.5	36.7

        Restructuring and other provisions comprise outstanding balances relating to restructuring of €23.4m (2012: €41.3m, 2011: €23.9m) of which €23.0m is expected to be completed in 2014 and €0.4m in 2015 (see note 20(b)), a provision for employees litigations in Italy of €1.0m (2012: €1.5m,

Notes to the Consolidated Financial Statements (Continued)

17. Provisions (Continued)

2011: €1.7m), a provision for onerous contract in Russia of nil (2012: €5.7m, 2011: €5.7m) and a provision for long-term supply contract in Italy of nil (2012: nil, 2011: €3.2m). In addition, 2013 included other items of €1.7m (2012: €2.0m, 2011: €2.2m).

Employee benefits

        Employee benefits consisted of the following at 31 December:

	2013 € million	2012 € million
Defined benefit plans
Employee leaving indemnities	86.2	94.0
Pension plans	20.7	42.4
Long service benefits—jubilee plans	7.8	8.2

Total defined benefits plans	114.7	144.6

Other employee benefits
Annual leave	10.9	9.1
Other employee benefits	39.3	38.8

Total other employee benefits	50.2	47.9

Total employee benefits obligations	164.9	192.5

        Employees of CCHBC's subsidiaries in Austria, Bulgaria, Croatia, Greece, Italy, Montenegro, Nigeria, Poland, Romania, Serbia and Slovenia are entitled to employee leaving indemnities, generally based on each employee's length of service, employment category and remuneration. These are unfunded plans where the company meets the payment obligation as it falls due.

        CCHBC's subsidiaries in Austria, Greece, Northern Ireland, the Republic of Ireland and Switzerland sponsor defined benefit pension plans. Of the three plans in the Republic of Ireland, two have plan assets, as do the two plans in Northern Ireland, one plan in Greece and one plan in Switzerland. The Austrian plans do not have plan assets and the company meets the payment obligation as it falls due. The defined benefit plans in Austria, Greece, Republic of Ireland and Northern Ireland are closed to new members.

        CCHBC provides long service benefits in the form of jubilee plans to its employees in Austria, Croatia, Nigeria, Poland, Slovenia and Switzerland.

        Defined benefit obligation by segment is as follows:

	2013 € million	2012 € million
Established	76.5	110.9
Emerging	36.0	31.3
Developing	2.2	2.4

Defined Benefit obligation:	114.7	144.6

        The average duration of the defined benefit plans is 17 years and the total employer contributions expected to be paid in 2014 are €18.1m.

Notes to the Consolidated Financial Statements (Continued)

17. Provisions (Continued)

        Pension plan assets are invested in different asset classes in order to maintain a balance between risk and return. Investments are well diversified to limit the financial effect of the failure of any individual investment. Through its defined benefit plans the Group is exposed to a number of risks as outlined below:

        Asset volatility:    The liabilities are calculated using a discount rate set with reference to corporate bond yields; if assets underperform this yield, this will create a deficit. The Northern Ireland, the Republic of Ireland and Swiss plans hold a significant proportion of growth assets (equities) which are expected to outperform corporate bonds in the long-term while providing volatility and risk in the short-term. The allocation to growth assets is monitored regularly to ensure it remains appropriate and in line with the group's long term strategy to manage the plans.

        Changes in bond yields: A decrease in corporate bond yields will increase the plan liabilities, although this will be partially offset by an increase in the value of the plans' bond holdings.

        The Northern Ireland, the Republic of Ireland and Swiss plans' benefit obligations are linked to inflation, and higher inflation will lead to higher liabilities (although, in most cases, caps on the level of inflationary increases are in place to protect against extreme inflation). The majority of the assets are either unaffected by or indirectly correlated with inflation, meaning that an increase in inflation will also increase the deficit.

        Life expectancy:    The majority of the pension plans' obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the liabilities.

	Impact on defined benefit obligation
	Change in assumptions	Increase in assumption	Decrease in assumption
Discount rate	0.50%	decrease-7.63%	increase 8.70%
Rate of compensation increase	0.50%	increase 2.25%	decrease-2.08%
Rate of pension increase	0.50%	increase 3.74%	decrease-1.84%

        The above sensitivity analysis is based on a change in assumption while holding all other assumptions constant.

Notes to the Consolidated Financial Statements (Continued)

17. Provisions (Continued)

        Reconciliation of defined benefit obligation:

	2013 € million	2012 € million
Present value of defined benefit obligation at 1 January	415.1	390.5
Current service cost	10.6	13.4
Interest cost	13.8	15.8
Plan participants' contributions	4.3	4.7
Past service cost	(1.9)	(2.1)
Curtailment/settlement	4.4	8.0
Benefits paid	(29.2)	(42.5)
Gains from change in demographic assumptions	(0.3)	(4.0)
(Gains)/loss from change in financial assumptions	(6.5)	37.1
Experience adjustments	4.3	(5.7)
Actual taxes paid	—	(0.1)
Foreign currency translation	(4.6)	—

Present value of defined benefit obligation at 31 December	410.0	415.1

        Reconciliation of plan assets:

	2013 € million	2012 € million
Fair value of plan assets at 1 January	270.5	246.2
Interest income on plan assets	7.7	8.2
Return on plan assets excluding interest income	15.7	12.4
Actual employer's contributions	13.8	9.7
Actual participant's contributions	4.3	4.7
Actual benefits paid	(7.5)	(12.8)
Admin expenses	(0.2)	—
Foreign currency translation	(3.0)	2.1

Fair value of plan assets at 31 December	301.3	270.5

        The present value and funded status of defined benefit obligations were as follows at 31 December:

	2013 € million	2012 € million
Present value of funded obligations	313.7	310.1
Fair value of plan assets	(301.3)	(270.5)
Plan assets ceiling	6.0	—

	18.4	39.6
Present value of unfunded obligations	96.3	105.0

Defined benefit obligations	114.7	144.6

Total defined benefit obligations	114.7	144.6

Notes to the Consolidated Financial Statements (Continued)

17. Provisions (Continued)

        One of the Swiss plans has a funded status surplus of €6m (2012: €nil) that is not recognised as an asset on the basis that the Group has no unconditional right to future economic benefits either via a refund or a reduction in future contributions.

        The movement in the defined benefit obligation recognised on the balance sheet was as follows:

	2013 € million	2012 € million
Defined benefit obligation as at 1 January	144.6	144.3
Expense recognised in the income statement	18.6	26.6
Remeasurements recognised in OCI	(11.4)	15.2
Employer contributions	(13.8)	(9.7)
Benefits paid	(21.7)	(29.7)
Foreign currency translation	(1.6)	(2.1)

Defined benefit obligation as at 31 December	114.7	144.6

        The assumptions (weighted average for the Group) used in computing the defined benefit obligation comprised the following for the years ended 31 December:

	2013%	2012%
Discount rate	3.8	3.5
Rate of compensation increase	3.0	2.8
Pension increases	1.0	0.9

        The expense recognised in the income statement comprised the following for the years ended 31 December:

	2013 € million	2012 € million	2011 € million
Service cost	13.1	19.3	16.4
Net interest cost on defined benefit liability / (asset)	6.1	7.5	6.5
Actuarial gain	(0.8)	(0.2)	(0.5)
Administrative expenses	0.2	—	—

Total	18.6	26.6	22.4

        Defined benefit plan expenditure is included in staff costs and presented in cost of goods sold and operating expenses.

Notes to the Consolidated Financial Statements (Continued)

17. Provisions (Continued)

        Plan assets are invested as follows:

	2013%	2012%
Asset category
Equity securities—EU	5	15
Equity securities—NON-EU	33	25
Government Bonds—NON-EU	7	18
Government Bonds—EU	7	12
Corporate Bonds—EU	2	2
Corporate Bonds—NON-EU	27	13
Real estate	8	10
Cash	6	2
Other	5	3

Total	100	100

        The assets of funded plans are generally held in separately administered trusts, either as specific assets or as a proportion of a general fund, or are insurance contracts. Plan assets held in trust are governed by local regulations and practice in each country. Plan assets relate predominately to quoted financial instruments.

        Equity securities were not invested in ordinary shares of the Company as at 31 December 2013 or 31 December 2012.

Defined contribution plans

        The expense recognised in the income statement in 2013 for the defined contribution plan is €20.9m (2012: €20.9m, 2011: €20.5m). This is included in staff costs and recorded in cost of goods sold and operating expenses.

Notes to the Consolidated Financial Statements (Continued)

18. Share capital, share premium and group reorganisation reserve

	Number of shares (authorised and issued)	Share capital € million	Share premium € million	Group reorganisation reserve € million	Total € million
As at 1 January 2011	366,136,440	183.1	1,119.2	—	1,302.3
Shares issued to employees exercising stock options	405,568	0.2	4.5	—	4.7
Capitalisation of share premium reserve	—	549.7	(549.7)	—	—
Expenses related to share capital increase (net of tax of €1.2m)	—	—	(4.8)	—	(4.8)
Return of capital to shareholders	—	(183.2)	—	—	(183.2)

Balance as at 31 December 2011	366,542,008	549.8	569.2	—	1,119.0

Shares issued to employees exercising stock options	11,499	—	0.1	—	0.1
Reduction of share capital to extinguish accumulated losses of the parent company	—	(55.0)	—	—	(55.0)
Return of capital to shareholders	—	(124.6)	—	—	(124.6)

Balance as at 31 December 2012	366,553,507	370.2	569.3	—	939.5

Shares issued to employees exercising stock options	1,199,080	6.5	9.9	—	16.4
Change of parent company to CCHBC	14,925	1,620.7	4,832.6	(6,472.1)	(18.8)
Shares of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries, acquired for cash consideration	(77,287)	—	—	—	—
Dividends	—	—	(124.7)	—	(124.7)

Balance as at 31 December 2013	367,690,225	1,997.4	5,287.1	(6,472.1)	812.4

        On 6 May 2011, Coca-Cola Hellenic Bottling Company S.A.'s Annual General Meeting of shareholders resolved on the reorganisation of its share capital. Coca-Cola Hellenic Bottling Company S.A.'s share capital increased by an amount equal to €549.7 million. This increase was effected by capitalising the share premium reserve and increasing the nominal value of each share from €0.50 to €2.00. The share capital was subsequently decreased by an amount equal to €183.2 million by decreasing the nominal value of each share from €2.00 to €1.50, and distributing such €0.50 per share difference to shareholders in cash.

        During 2011, Coca-Cola Hellenic Bottling Company S.A.'s Board of Directors resolved to increase the share capital of the Company by issuing 354,512, 21,994, 28,749 and 313 new ordinary shares as announced on 16 March, 24 June, 1 September and 13 December 2011 respectively, following the exercise of stock options by option holders pursuant to the Company's stock option plan. Total proceeds from the issues of the shares were €4.7m.

        On 25 June 2012, Coca-Cola Hellenic Bottling Company S.A.'s Annual General Meeting of shareholders resolved to decrease the share capital of Coca-Cola Hellenic Bottling Company S.A. by the amount of €124.6 million by decreasing the nominal value of Coca-Cola Hellenic Bottling Company S.A.'s share by €0.34 per share, from €1.50 to €1.16 per share, and the return of the amount of the decrease to Coca-Cola Hellenic Bottling Company S.A.'s shareholders in cash, i.e. a return of €0.34 per share. Furthermore, on the same date, it was resolved to decrease the share capital of the

Notes to the Consolidated Financial Statements (Continued)

18. Share capital, share premium and group reorganisation reserve (Continued)

Company by the amount of €55.0 million by decreasing the nominal value of the Company's share by €0.15 per share, from €1.16 to €1.01 per share, in order to extinguish accumulated losses of the parent company Coca-Cola Hellenic Bottling Company S.A. in an equal amount.

        During 2012, Coca-Cola Hellenic Bottling Company S.A.'s Board of Directors resolved to increase the share capital of the Company by issuing 5,334 and 6,165 new ordinary shares as announced on 21 March and 27 September 2012 respectively, following the exercise of stock options by option holders pursuant to the Company's stock option plan. Total proceeds from the issues of the shares were €0.1m.

        On 25 April 2013, CCHBC acquired 96.85% (355,009,014 shares) of the issued share capital of Coca-Cola Hellenic Bottling Company S.A., including shares represented by American depositary shares, following the successful completion of its voluntary share exchange offer to acquire the outstanding ordinary shares of Coca-Cola Hellenic Bottling Company S.A. in exchange for ordinary shares of CCHBC on a one-for-one basis and became the new parent company of the Group.

        On 17 June 2013, CCHBC completed its statutory buy-out of the remaining shares of Coca-Cola Hellenic Bottling Company S.A. that it did not acquire upon completion of its voluntary share exchange offer. Consequently, Coca-Cola Hellenic Bottling Company S.A. became a 100% owned subsidiary of CCHBC. Out of the remaining 3.15% interest acquired in Coca-Cola Hellenic Bottling Company S.A., representing 11,544,493 shares, 11,467,206 shares were exchanged for an equal number of CCHBC shares and 77,287 shares were acquired for a cash consideration of €1.0 million.

        These transactions were treated as a reorganisation of an existing entity that has not changed the substance of the reporting entity. The consolidated financial statements of the Group are presented using the values from the consolidated financial statements of Coca-Cola Hellenic Bottling Company S.A. On the date that CCHBC became the new parent of the Group, being 25 April 2013, the statutory amounts of share capital, share premium and treasury shares of CCHBC have been recognised through an adjustment in the Statement of Changes in Equity under heading "Change of parent company to CCHBC". The resulting difference, together with the transaction costs incurred by CCHBC relating primarily to the redomiciliation of the Group and its admission to listing in the premium segment of the London Stock Exchange, has been recognised as a component of equity under the heading "Group reorganisation reserve".

        On 19 June 2013, CCHBC's extraordinary general meeting of the shareholders approved the distribution of a €0.34 dividend per share. The effect to CCHBC's share premium amounted to €124.7 million (refer also to Note 28).

        In 2013, the share capital of the Group increased by the issue of 1,199,080 new ordinary shares following the exercise of stock options pursuant to the Group's employee stock option plan. Total proceeds from the issuance of the shares under the stock option plan amounted to €16.4 million.

        After the above changes, and including 14,925 ordinary shares held as treasury shares, representing the initial ordinary shares of CCHBC, the share capital on 31 December 2013 amounts to €1,997.4 million and is comprised of 367,690,225 shares with a nominal value of CHF 6.70 each. Each share provides the right to one vote at general meetings of CCHBC (subject to certain requirements and exemptions pursuant to CCHBC's article of association) and entitles the holder to dividends declared by CCHBC.

Notes to the Consolidated Financial Statements (Continued)

19. Reserves

        The reserves of the Group at 31 December were as follows:

	2013 € million	2012 € million	2011 € million
Treasury shares	(70.7)	(54.3)	(55.5)
Exchange equalisation reserve	(293.3)	(168.1)	(199.7)
Other reserves
Shares held for equity compensation plan	(1.2)	(1.1)	(1.2)
Hedging reserve (net of deferred tax of €nil; 2012: €3.0m gain; 2011: €2.7m expense)	(10.0)	(15.1)	(4.7)
Tax-free reserve	241.8	251.6	251.6
Statutory reserves	77.0	76.7	76.2
Stock option reserve	58.2	51.9	45.6
Available-for-sale financial assets valuation reserve (net of deferred tax of €0.2m expense; 2012: €0.1m expense; 2011: €0.1m gain)	1.1	0.6	0.5
Other	21.8	12.0	12.0

Total other reserves	388.7	376.6	380.0

Total reserves	24.7	154.2	124.8

Treasury shares

        On 30 April 2009, the Board of Directors of Coca-Cola Hellenic Bottling Company S.A. resolved to buy-back a maximum of 5% of its paid-in share capital during the period that is 24 months from the date of the Extraordinary General Meeting of 27 April 2009 which approved the share buy-back programme pursuant to Article 16 of Greek Codified Law 2190/1920 i.e. until 26 April 2011. Based on the Company's capitalisation at that time, the maximum amount that may be bought back pursuant to the programme was 18,270,104 shares. Purchases under the programme were subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share. This programme therefore expired on 26 April 2011.

        Applicable law does not require any actual use of such approved share buy-back programme. As at 31 December 2013, 3,430,135 shares had been held by the Group pursuant to the share buy-back programme of a total value of €69.1m and an additional 14,925 shares had been held in treasury representing the initial ordinary shares of CCHBC acquired from Kar-Tess Holding at a total value of €1.6m, (2012: 3,430,135 shares held of a total value of €54.3m, 2011: 3,430,135 shares held of a total value of €55.5m), bringing the shares in circulation to 364,245,165 as at 31 December 2013.

Exchange equalisation reserve

        The exchange equalisation reserve comprises all foreign exchange differences arising from the translation of the financial statements of entities with functional currencies other than the euro.

Other reserves

Shares held for equity compensation plan

        This reserve reflects shares held for the Group's employee stock purchase plan, which is an equity compensation plan in which eligible employees may participate. Until April 2013, the plan operated under the Coca-Cola Hellenic Bottling Company S.A. stock purchase plan, which was replaced by the

Notes to the Consolidated Financial Statements (Continued)

19. Reserves (Continued)

CCHBC's employee stock purchase plan, which operates on substantially similar terms. The movement for share-based payment transactions in 2013 was a debit of €0.1m (2012: €0.1m credit, 2011: €0.4m debit).

Hedging reserve

        The hedging reserve reflects changes in the fair values of derivatives accounted for as cash flow hedges, net of the deferred tax related to such balances. The movement for 2013 relates to the movement in cash flow hedges of €5.1m credit, net of tax expense of €nil (2012: €10.4m debit, net of tax gain of €3.0m, 2011: €5.6m credit, net of tax expense of €2.7m).

Tax-free reserve

        The tax-free reserve includes investment amounts exempt from tax according to incentive legislation, other tax-free income or income taxed at source. The distribution of amounts from the tax-free reserve triggers taxation. On 23 July 2013, the Greek Government enacted the new Income Tax Code (Law 4172/2013). According to article 72 (as amended with article 26 of Law 4223/2013), the accumulated tax-free reserve formed according to the provisions of Law 2238/1994 if distributed as at 31 December 2013 may be taxed at the reduced rate of 15%. This tax extinguishes the tax liability on such reserves. The Group made use of the above provision and the movement recorded in the tax-free reserve of €9.8m reflects distribution of equal amount from the tax-free reserve (including the corresponding tax charge of €1.5m).

Statutory reserves

        Statutory reserves are particular to the various countries in which the Group operates. The amount of statutory reserves of the parent entity, CCHBC, is €nil. The amount of statutory reserves of 3E Cyprus Limited Greek branch, with restrictions on distribution is €55.7m (2012: €55.7m, 2011: €55.7m). The movement in the statutory reserves for 2013 was a €0.3m credit (2012: €0.5m credit, 2011: € 0.5m credit) and relates to the establishment of additional reserves.

Other reserves

        Other reserves are particular to the various countries in which the Group operates. The movement in other reserves for 2013 of €9.8m credit (2012: €nil, 2011: €0.1m credit) relates to the reclassification of tax free reserves of €8.3m net of tax and the €1.5m acquired during the voluntary share exchange offer of CCHBC.

Stock option reserve

        The stock option reserve represents the cumulative charge to the income statement for employee stock option awards. The movement for the stock option reserve for 2013 was a €6.3m credit (2012: €6.3m credit, 2011: €8.1m credit).

Available-for-sale financial assets valuation reserve

        The available-for-sale financial assets valuation reserve reflects changes in the fair values of available-for-sale financial assets. Amounts in this reserve are reclassified to profit or loss upon sale or impairment of the related investments. The movement for available-for-sale financial assets valuation reserve for 2013 was a €0.5m credit net of tax expense of €0.2m (2012: €0.1m credit net of tax expense of €0.1m, 2011: €0.3m debit net of tax gain of €0.1m) and relates to revaluation impact of listed and unlisted equities held.

Notes to the Consolidated Financial Statements (Continued)

20. Total operating costs

        Total operating costs for the years ended 31 December comprised:

	2013 € million	2012 € million	2011 € million
Operating expenses	2,006.3	2,078.1	2,048.2
Restructuring costs	55.5	106.7	71.1

Total operating costs	2,061.8	2,184.8	2,119.3

a)    Operating expenses

	2013 € million	2012 € million	2011 € million
Selling expenses	941.6	995.6	998.5
Delivery expenses	615.2	649.6	632.1
Administrative expenses	442.2	423.6	406.3
Stock option expense (refer to Note 26)	6.3	6.3	8.1
Amortisation of intangible assets (refer to Note 4)	1.0	3.0	3.2

Operating expenses	2,006.3	2,078.1	2,048.2

        In 2013, operating expenses included net gains on disposal of property, plant and equipment of €13.6m (2012: €6.9m losses, 2011: €3.2m losses).

(b)   Restructuring costs

        As part of the effort to optimise its cost base and sustain competitiveness in the market place, the Company undertook restructuring initiatives in 2013 which amounted to €55.5m (2012: €106.7m, 2011: €71.1m) before tax. During 2013, the Company recorded €52.9m (2012: €65.8m, 2011: € 47.6m), €0.7m (2012: €34.8m, 2011: € 17.6m) and €1.9m (2012: €6.1m, 2011: € 5.9m) of restructuring charges in its established, developing and emerging markets, respectively. The restructuring concerns mainly employees' costs (see note 17) and impairment of property, plant and equipment (see note 5).

(c)   Staff costs

        Staff costs included in the income statement in operating expenses and in the cost of goods sold lines are analysed as follows:

	2013 € million	2012 € million	2011 € million
Wages and salaries	795.9	819.2	821.6
Social security costs	174.3	181.3	175.2
Pension and other employee benefits	122.4	131.3	129.7
Termination benefits	35.7	67.5	48.6

Total staff costs	1,128.3	1,199.3	1,175.1

        Staff costs included in operating expenses amounted to €874.7m in 2013 (2012: €945.0m, 2011: €928.0m).

Notes to the Consolidated Financial Statements (Continued)

20. Total operating costs (Continued)

        Staff costs included in cost of goods sold amounted to €253.6m in 2013 (2012: €254.3m, 2011: €247.1m).

        The average number of full-time equivalent employees in 2013 was 38,089 (2012: 39,736, 2011: 41,291).

(d)   Fees and other services of the statutory auditor

        Audit and other fees charged in the income statement concerning the statutory auditor of the consolidated financial statements, PricewaterhouseCoopers S.A. and affiliates, were as follows, for the years ended 31 December:

	2013 € million	2012 € million	2011 € million
Audit fees	5.4	9.1	6.1
Audit related fees	0.4	0.5	0.4
Other fees	0.1	0.1	0.1

Total audit and all other fees	5.9	9.7	6.6

21. Finance costs

        Net finance costs for the years ended 31 December comprised:

	2013 € million	2012 € million	2011 € million
Interest income	10.0	10.4	8.7
Interest expense	(87.0)	(89.2)	(87.2)
Other finance cost	(2.3)	(1.6)	(3.9)
Net foreign exchange remeasurement gains/(losses)	(0.5)	(0.3)	0.6
Finance charges paid with respect to finance leases	(9.0)	(6.9)	(5.6)

Finance costs	(98.8)	(98.0)	(96.1)
Loss on net monetary position	(2.7)	(3.1)	(7.8)

Total finance costs	(101.5)	(101.1)	(103.9)

Total finance costs, net	(91.5)	(90.7)	(95.2)

        Other finance cost includes commitment fees on loan facilities, not drawn down, other similar fees and when applicable premium on debt buy back.

        Belarus has been considered to be a hyperinflationary economy since the fourth quarter of 2011. The three year cumulative inflation exceeded 100% and therefore Belarus is consolidated in terms of the measuring unit at the balance sheet date and translated at the closing exchange rate. The restatement was based on conversion factors derived from the Belarusian Consumer Price Index (CPI) as compiled by the National Statistical Committee of the Republic of Belarus. The conversion factor used for December 2013 was 1.136 which resulted in a net monetary loss for 2013 of €2.7m. The conversion factor used for December 2012 was 1.223 which resulted in a net monetary loss for 2012 of €3.1m. The conversion factor used for December 2011 was 2.080 which resulted in a net monetary loss for 2011 of €7.8m.

Notes to the Consolidated Financial Statements (Continued)

21. Finance costs (Continued)

        Capitalised borrowing costs in 2013 amounted to €0.9m (2012: €1.4m, 2011: €1.6m). The interest rate used to capitalise borrowing costs of the Group for 2013 was 3.88% (2012: 3.86%, 2011: 3.83%).

22. Tax

        The tax on the Group's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	2013 € million	2012 € million	2011 € million
Profit before tax per the income statement	294.1	258.6	364.5
Tax calculated at domestic tax rates applicable to profits in the respective countries	72.1	60.0	78.2
Additional local taxes in foreign jurisdictions	9.3	11.6	13.6
Tax holidays in foreign jurisdictions	(1.8)	(1.7)	(2.4)
Expenses non-deductible for tax purposes	27.3	33.3	51.0
Income not subject to tax	(34.1)	(33.6)	(30.3)
Changes in tax laws and rates	(8.2)	(1.5)	0.4
Current year tax losses not recognised	9.8	2.1	0.2
Utilisation of previously unrecognised post-acquisition tax losses	(0.3)	(0.1)	(0.1)
Recognition of previously unrecognised post-acquisition tax losses	(0.1)	(0.7)	(7.9)
Other	(1.1)	(4.2)	(3.9)

Income tax charge per the income statement	72.9	65.2	98.8

        Non-deductible expenses for tax purposes include marketing and advertising expenses, service fees, bad debt provisions, entertainment expenses, certain employee benefits and stock options expenses and other items that, partially or in full, are not deductible for tax purposes in certain of our jurisdictions.

        The income tax charge for the years ended 31 December is as follows:

	2013 € million	2012 € million	2011 € million
Current tax charge	67.2	60.4	85.3
Deferred tax charge (refer to Note 9)	5.7	4.8	13.5

Total income tax charge	72.9	65.2	98.8

Notes to the Consolidated Financial Statements (Continued)

23. Earnings per share

        The calculation of the basic and diluted earnings per share attributable to the owners of the parent entity is based on the following data:

	2013	2012	2011
Net profit attributable to the owners of the parent (€ million)	221.2	190.4	264.4
Weighted average number of ordinary shares for the purposes of basic earnings per share (million)	363.6	363.9	363.0
Effect of dilutive stock options (million)	1.6	0.6	0.8
Weighted average number of ordinary shares for the purposes of diluted earnings per share (million)	365.2	364.5	363.8

Basic and diluted earnings per share (€)	0.61	0.52	0.73

        Given the effect of rounding, basic and diluted earnings per share are equal. Outstanding stock options that have an anti-dilutive effect and therefore excluded from diluted earnings per share in 2013 were 3.0m (2012: 6m, 2011: 4.4m).

24. Components of other comprehensive income

        The components of other comprehensive income for the years ended 31 December comprise:

	2013			2012			2011
	Before-tax amount € million	Tax (expense)/ benefit € million	Net-of-tax amount € million	Before-tax amount € million	Tax (expense)/ benefit € million	Net-of-tax amount € million	Before-tax amount € million	Tax (expense)/ benefit € million	Net-of-tax amount € million
Available-for-sale financial assets	0.7	(0.2)	0.5	0.2	(0.1)	0.1	(0.4)	0.1	(0.3)
Cash flow hedges	5.1	—	5.1	(13.4)	3.0	(10.4)	8.4	(2.7)	5.7
Foreign currency translation	(124.3)	—	(124.3)	32.4	—	32.4	(54.4)	—	(54.4)
Actuarial gains / (losses)	11.4	(1.4)	10.0	(15.2)	2.6	(12.6)	(27.7)	5.7	(22.0)
Share of other comprehensive income of equity method investments	(0.9)	—	(0.9)	(0.8)	—	(0.8)	(0.6)	—	(0.6)

Other comprehensive income	(108.0)	(1.6)	(109.6)	3.2	5.5	8.7	(74.7)	3.1	(71.6)

 25. Shares held for equity compensation plan

        The Group operates an employee stock purchase plan, which is an equity compensation plan, in which eligible employees may participate. Until April 2013 the plan operated under the Coca-Cola Hellenic Bottling Company S.A. stock purchase plan, which was replaced by the CCHBC's employee stock purchase plan, which operates under substantially similar terms.

        Under the terms of this plan, employees have the opportunity to invest 1% to 15% of their salary in ordinary CCHBC shares by contributing to the plan monthly. CCHBC will match up to a maximum of 3% of the employee's salary by way of contribution. Employer contributions are used to purchase matching shares on a monthly basis on the open market, which since 29 April 2013 is the London Stock Exchange (previously the Athens Exchange). Shares are held by a plan administrator (previously the plan was administered by a trust). Matching shares vest one year after the purchase. Forfeited shares are held in a reserve account of the plan and may be used to meet plan expenses or any other

Notes to the Consolidated Financial Statements (Continued)

25. Shares held for equity compensation plan (Continued)

purposes relevant to the plan. Dividends received in respect of shares under the plan are used to purchase additional shares and are immediately vested to the employees.

        In order to adapt CCHBC's employee stock purchase plan to the Greek legal framework in the case of employees resident in Greece, CCHBC matches the contribution of the employees resident in Greece with an annual employer contribution of up to 5% of the employee's salary, which is made in December, and matching shares purchased in December vest immediately.

        During 2013, 255,128 shares were purchased by CCHBC (2012: 188,545) as matching shares to employee investments. The charge to the income statement totalled €4.8m (2012: €4.1m). The cost of unvested matching shares held by the trust at the end of December 2013, before they vest to employees, was €4.7m (2012: €3.5m). The total number of shares held under the plan as at 31 December 2013 was 2,574,224 (2012: 2,536,061). The total contributions made by employees to the plan during 2013 were €3.1m (2012: €3.9m).

        No provision is made for any increase or decrease in value of these shares, as they will vest to employees, and the risks and rewards of fluctuations of the share price are borne by those employees.

        The unvested shares held under the equity compensation plan are included in other Reserves (refer to Note 19) and deducted from equity.

26. Stock option compensation plans

        The Group operates an employee stock option plan as an equity compensation plan, under which senior managers are granted awards of stock options, based on performance, potentiality and level of responsibility. Options are granted at an exercise price equal to the closing price of the Company's shares trading on the London Stock Exchange on the day of the grant. Options vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award. When the options are exercised, the proceeds received, net of any transaction costs, are credited to share capital (at the nominal value) and share premium.

Notes to the Consolidated Financial Statements (Continued)

26. Stock option compensation plans (Continued)

        The following table summarises information regarding outstanding stock options exercisable at 31 December 2013 :

	Exercise price (EUR)	Exercise price (GBP)	Vesting status as at 31-Dec 2013	Vesting dates for further increments			End of option period	Number of stock options outstanding
2004 December Grant	10.08	8.59	fully vested	—	—	—	02.12.2014	37,926
2005 December Grant	13.19	11.24	fully vested	—	—	—	01.12.2015	428,918
2006 March Grant	14.23	12.13	fully vested	—	—	—	20.03.2016	50,001
2006 December Grant	16.37	13.95	fully vested	—	—	—	12.12.2016	886,300
2007 December Grant	26.41	22.51	fully vested	—	—	—	12.12.2017	1,218,200
2008 June Grant	22.20	18.92	fully vested	—	—	—	19.06.2018	30,000
2008 December Grant	9.02	7.69	fully vested	—	—	—	10.12.2018	1,030,601
2009 December Grant	15.70	13.38	fully vested	—	—	—	09.12.2019	1,418,000
2010 December Grant	19.31	16.46	fully vested	—	—	—	08.12.2020	1,742,768
2011 March Grant	18.53	15.79	two thirds	16.03.2014	—	—	15.03.2021	18,334
2011 December Grant	11.98	10.21	two thirds	16.12.2014	—	—	15.12.2021	1,409,836
2013 June Grant	—	15.00	—	21.06.2014	21.06.2015	21.06.2016	20.06.2023	1,587,000
2013 December Grant	—	16.99	—	10.12.2014	10.12.2015	10.12.2016	09.12.2023	1,723,000

Total								11,580,884

        A summary of stock option activity in 2013 under all plans is as follows:

	Number of stock options 2013	Weighted average exercise price 2013 (EUR)	Weighted average exercise price 2013 (GBP)
Outstanding at January 1	9,701,053	16.19	13.24
Granted	3,341,000	18.99	16.03
Exercised	(1,199,080)	13.80	11.76
Expired	(56,250)	26.41	22.51
Forfeited	(205,839)	14.85	12.66

Outstanding at December 31	11,580,884	17.22	14.63

Exercisable at December 31	7,787,535	16.78	14.30

Notes to the Consolidated Financial Statements (Continued)

26. Stock option compensation plans (Continued)

	Number of stock options 2012	Weighted average exercise price before the capital return 2012 (EUR)	Weighted average exercise price after the capital return 2012 (EUR)
Outstanding at January 1	9,767,302	16.55	n/a
Granted	—	n/a	n/a
Exercised	(11,499)	9.36	9.02
Expired	—	n/a	n/a
Forfeited	(54,750)	21.81	21.47

Outstanding at December 31	9,701,053	n/a	16.19

Exercisable at December 31	7,914,981	n/a	16.50

        The related weighted average share price during the period of exercise was £17.52 (2012 : €14.80).

        As a result of the voluntary share exchange offer (refer to Note 1), outstanding stock options previously granted to senior managers over Coca-Cola Hellenic Bottling Company S.A shares were cancelled and replaced with new options over CCHBC shares on a one-for-one basis following completion of the voluntary share exchange offer. The terms of these new options are substantially the same as previous options so that, amongst other things, the vesting and exercise periods generally remained the same. The exercise prices of the new options were converted in GBP using the exchange rate EUR/GBP at the date of conversion.

        The incremental fair value granted as a result of the replacement options, which was measured using a Monte Carlo simulation model, was €1.0 million which is charged to the income statement. The total charge to the income statement for employee stock option awards for 2013 amounted to €6.3m (2012: €6.3m, 2011: €8.1m).

        As a result of the capital return (refer to Note 18 to our consolidated financial statements) of €0.34, a corresponding €0.34 reduction was made to the exercise price of each unexercised stock option under each plan. The modification to the exercise price ensured the intrinsic value of each stock option was retained and did not result in incremental fair value for any of the unexercised stock options. Incremental fair value is calculated using the binomial stock option valuation model and represents the difference between the fair value of an option immediately after the modification and the original fair value of the respective option, measured immediately before the modification.

        Equity settled share based payments are measured at fair value at the date of grant using a Monte Carlo simulation stock option valuation model. For the year of 2013 inputs into the model are as follows. For the year of 2012 there have been no grants:

2013
Weighted average share price	£16.00
Weighted average fair value of options granted	£5.70
Risk free interest rates	2.50%
Expected volatility	38.40%
Dividend yield	2.10%
Expected life	8 years

Notes to the Consolidated Financial Statements (Continued)

26. Stock option compensation plans (Continued)

        The weighted average remaining contractual life of share options outstanding under the stock option compensation plans at 31 December 2013 was 6.7 years (2012: 6.5 years).

27. Business combinations and acquisition of non-controlling interests

        During 2013, the Group increased its controlling interest in the following entity and paid the following amounts in respect of non-controlling interest acquired in 2011 :

	Location	Amount of consideration € million
Payment for acquisition of non-controlling interests in Nigerian Bottling Company plc in 2011	Nigeria	4.8
Acquisition of non-controlling interests:
CCHBC Bulgaria AD	Bulgaria	13.3

Cash outflow included in cash flow		18.1

        During 2012, the Group paid the following amounts in respect of non-controlling interest acquired in 2011:

	Location	Amount of consideration € million
Payment for acquisition in 2011 of non-controlling interests in Nigerian Bottling Company plc	Nigeria	13.9

Cash outflow included in cash flow		13.9

        During 2011, the Group acquired businesses, controlling interests or increased its controlling interest in the following entities:

	Location	Net tangible assets applicable € million	Goodwill arising € million	Acquisition of trademarks € million	Amount of consideration € million
Acquired business:
MS Foods UAB	Belarus	(0.4)	2.7	0.2	2.5
Acquisition of non-controlling interests:
Nigerian Bottling Company plc	Nigeria	—	—	—	100.2
Coca-Cola HBC-Srbija d.o.o.	Serbia	—	—	—	17.7
Total acquisitions as at 31 December 2011		(0.4)	2.7	0.2	120.4

€ million
Total consideration	120.4
Less: payment deferred	(43.7)

Cash outflow included in cash flow	76.7

Notes to the Consolidated Financial Statements (Continued)

27. Business combinations and acquisition of non-controlling interests (Continued)

Acquisition of MS Foods UAB

        On 20 April 2011, the Group, along with TCCC, acquired through Multon ZAO, the Russian juice joint arrangement, all outstanding shares of MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE (Vlanpak), a fruit juice and nectar producer in Belarus. Our share of the acquisition consideration was €3.9m including an assumption of debt of €1.4m. Acquisition related costs recognised as an expense in income statement, under operating expenses, amounted to €0.3m.

        Details of the acquisition are as follows:

	Acquiree's carrying amount before combination € million	Fair Value Adjustments € million	Fair values € million
Property, plant and equipment	0.6	0.3	0.9
Deferred tax assets	—	0.1	0.1
Inventories	0.1	—	0.1
Short-term borrowings	(0.9)	(0.5)	(1.4)
Accounts payable	(0.1)	—	(0.1)

Fair value of net tangible assets acquired	(0.3)	(0.1)	(0.4)
Trademarks	—	0.2	0.2
Goodwill	—	2.7	2.7

Fair value of net assets acquired	(0.3)	2.8	2.5

Consideration paid to former shareholders			2.5

Total consideration			2.5

        The contribution of MS Foods UAB to the results of the Group for the year ended 31 December 2011 was revenue of €1.3m and a profit of €1.2m. The revenue and profit that MS Food UAB would have contributed to the Group for the year ended 31 December 2011 if the acquisition date for the business combination had been as of the beginning of the annual reporting period would have been €1.4m and €1.2m respectively. The acquisition resulted in the Group recording €2.7m of goodwill and €0.2m of trademarks in its emerging markets segment.

        The goodwill arising on the acquisition of MS Foods UAB is attributed to synergies that the Group expects to realise by combining operations with those already existing in Belarus. None of the goodwill recognised is expected to be deductible for income tax purposes.

Acquisitions of non controlling interests

        On 8 June 2011, the Board of Directors of the Company's subsidiary Nigerian Bottling Company plc (NBC) resolved to propose a scheme of arrangement between NBC and its minority shareholders, involving the cancellation of part of the share capital of NBC. The transaction was approved by the Board of Directors and General Assembly of NBC on 8 June 2011 and 22 July 2011 respectively and resulted in the acquisition of the remaining 33.6% of the voting shares of NBC by Coca-Cola Hellenic Bottling Company S.A. bringing the Group's interest in NBC to 100%. The transaction was completed in September 2011 and NBC was de-listed from the Nigerian Stock Exchange. The consideration for the acquisition of non-controlling interests was €100.2m, including

Notes to the Consolidated Financial Statements (Continued)

27. Business combinations and acquisition of non-controlling interests (Continued)

transaction costs of €1.8m, out of which €75.2m was paid as of 31 December 2013 (2012: €70.4m). The remaining amount of €25.0m has yet to be paid in respect of shares acquired as the sellers have yet to claim the cash consideration. This amount is currently held in a separate bank account in Nigeria awaiting claim (see Note 14). The difference between the consideration and the carrying value of the interest acquired (€60.1m) has been recognised in retained earnings while the accumulated components recognised in other comprehensive income have been reallocated within the equity of the Group.

        On 14 January 2013, the Group acquired 14.0% of CCHBC Bulgaria AD, bringing the Group's interest in the subsidiary to 99.39%. The consideration paid for the acquisition of non-controlling interests acquired was €13.3m and the carrying value of the additional interest acquired was €8.2m. The difference between the consideration and the carrying value of the interest acquired has been recognised in retained earnings.

Disposal of Eurmatik S.r.l

        In February 2011, the Group sold all of its interests in Eurmatik S.r.l., the vending operator in Italy. The consideration was €13.5m and the cash and cash equivalents disposed were €0.4m. The disposal resulted in the Group derecognising €12.0m of intangible assets and €12.7m of net assets. The disposal of Eurmatik S.r.l resulted in a gain of €0.8m in the Group's established markets segment.

28. Dividends

        The Board of Directors of Coca-Cola HBC AG has proposed a €35.4 cents dividend per share in respect of 2013. If approved by the shareholders of CCHBC, this dividend will be paid in 2014.

        On 19 June 2013, the Extraordinary General Meeting of shareholders of CCHBC approved the distribution of a €0.34 dividend per share proposed by the Board of Directors. The total dividend amounted to €124.7m and was paid on 23 July 2013.

        The group has not declared or paid a dividend in 2012 in respect of 2011.

29. Financial risk management

Financial risk factors

        The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, commodity price risk), credit risk, liquidity risk and capital risk. The Group's overall risk management programme focuses on the volatility of financial markets and seeks to minimise potential adverse effects on the Group's cash flows. The Group uses derivative financial instruments to hedge certain risk exposures.

        Risk management is carried out by the Group Treasury in a controlled manner, consistent with the Board of Directors' approved policies. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group's subsidiaries. The Board of Directors has approved the Treasury Policy and Chart of Authority, which together provide the control framework for all treasury and treasury related transactions.

Notes to the Consolidated Financial Statements (Continued)

29. Financial risk management (Continued)

Market Risk

Foreign currency risk

        The Group is exposed to the effect of foreign currency risk on future commercial transactions, recognised monetary assets and liabilities that are denominated in currencies other than the local entity's functional currency, as well as net investments in foreign operations. Foreign currency forward and option contracts are used to hedge a portion of the Group's foreign currency risk. The majority of the foreign currency forward contracts and foreign currency option contracts have maturities of less than one year after the balance sheet date. The foreign currency risk arising from the investment in foreign operations is not hedged.

        Management has set up a policy that requires Group companies to manage their foreign exchange risk against their functional currency. To manage their foreign exchange risk arising from future commercial transactions and recognised monetary assets and liabilities, entities in the Group use foreign currency forward and option contracts transacted with Group Treasury. The Group Treasury's risk management policy is to hedge, on average coverage ratio basis, between 25% and 80% of anticipated cash flows and 100% of balance sheet exposures in each major foreign currency without significant currency control for the next twelve months by using a layer strategy. Each subsidiary designates contracts with Group Treasury as fair value hedges or cash flow hedges, as appropriate. External foreign exchange contracts are designated at Group level as hedges of foreign exchange risk on specific monetary assets, monetary liabilities or future transactions on a gross basis.

        The following tables present details of the Group's sensitivity to reasonably possible increases and decreases in the euro and US dollar against the relevant foreign currencies. In determining reasonable possible changes, the historical volatility over a twelve-month period of the respective foreign currencies in relation to the euro and the US dollar, has been considered. The sensitivity analysis determines the potential gains and losses in the income statement or equity arising from the Group's foreign exchange positions as a result of the corresponding percentage increases and decreases in the Group's main foreign currencies, relative to the euro and the US dollar. The sensitivity analysis includes outstanding foreign currency denominated monetary items, external loans as well as loans between operations within the Group where the denomination of the loan is in a currency other than the functional

Notes to the Consolidated Financial Statements (Continued)

29. Financial risk management (Continued)

currency of the local entity. The sensitivity analysis for exchange risk for 2013, 2012 and 2011 was as follows:

2013 exchange risk sensitivity analysis

		Euro strengthens against local currency		Euro weakens against local currency
	% of historical volatility over a 12-moth period
		Loss/(Gain) in income statement € million	(Gain)/loss in equity € million	(Gain)/loss in income statement € million	(Gain)/loss in equity € million
Armenian dram	9.35%	0.5	—	(0.6)	—
Belarusian rouble	7.41%	(0.7)	—	0.8	—
Bulgarian lev	1.44%	(0.7)	—	0.7	—
Croatian kuna	1.35%	—	(0.1)	—	0.1
Czech koruna	6.54%	(0.9)	(0.9)	1.1	0.8
Hungarian forint	7.97%	0.1	(0.3)	—	0.3
Moldovan leu	11.70%	0.2	0.8	(0.3)	(1.1)
Nigerian naira	8.85%	0.4	—	(0.5)	—
Polish zloty	6.43%	(0.5)	(2.7)	0.5	2.6
Romanian leu	4.95%	0.2	(1.7)	0.2	1.0
Russian rouble	7.28%	(10.5)	(2.9)	13.0	0.4
Serbian dinar	3.64%	(0.1)	—	0.2	—
Swiss franc	4.41%	(0.4)	(3.0)	0.5	3.0
UK sterling	6.77%	(0.3)	4.1	0.5	(4.7)
Ukrainian hryvnia	7.78%	1.8	—	(2.1)	—
US dollar	7.33%	14.1	2.5	(16.3)	(2.7)

		3.2	(4.2)	(2.3)	(0.3)

		US dollar strengthens against local currency		US dollar weakens against local currency
	% of historical volatility over a 12-moth period
		(Gain)/loss in income statement € million	(Gain)/loss in equity € million	Loss/(Gain) in income statement € million	Loss/(Gain) in equity € million
Euro	7.33%	(14.1)	0.8	16.3	(0.9)
Romanian leu	8.83%	(1.1)	—	1.4	—
Russian rouble	7.58%	1.4	(5.6)	0.2	2.3
Serbian dinar	8.08%	(0.1)	—	0.1	—
Ukrainian hryvnia	2.73%	0.2	—	(0.3)	—

		(13.7)	(4.8)	17.7	1.4

Notes to the Consolidated Financial Statements (Continued)

29. Financial risk management (Continued)

2012 exchange risk sensitivity analysis

		Euro strengthens against local currency		Euro weakens against local currency
	% of historical volatility over a 12-moth period
		Loss/(Gain) in income statement € million	(Gain)/loss in equity € million	(Gain)/loss in income statement € million	(Gain)/loss in equity € million
Armenian dram	10.04%	0.7	—	(0.8)	—
Belarusian rouble	9.58%	(0.9)	—	1.0	—
Bulgarian lev	1.97%	(0.7)	—	0.8	—
Croatian kuna	1.99%	(0.1)	(0.1)	0.1	0.1
Czech koruna	6.52%	(2.0)	(1.3)	2.5	1.2
Hungarian forint	10.55%	(0.7)	(1.3)	0.7	1.3
Moldovan leu	10.37%	0.5	0.8	(0.6)	(0.9)
Nigerian naira	9.89%	1.7	—	(2.1)	—
Polish zloty	8.67%	(0.4)	(3.8)	0.3	3.4
Romanian leu	4.03%	—	(1.2)	0.2	0.8
Russian rouble	7.70%	0.2	(2.5)	(0.4)	1.4
Serbian dinar	7.27%	0.6	—	(0.5)	—
Swiss franc	1.60%	—	(0.6)	—	0.6
UK sterling	5.81%	(0.5)	4.2	0.6	(4.7)
Ukrainian hryvnia	8.99%	1.8	—	(2.2)	—
US dollar	8.62%	18.4	1.7	(21.8)	(2.0)

		18.6	(4.1)	(22.2)	1.2

		US dollar strengthens against local currency		US dollar weakens against local currency
	% of historical volatility over a 12-moth period
		(Gain)/loss in income statement € million	(Gain)/loss in equity € million	Loss/(Gain) in income statement € million	Loss/(Gain) in equity € million
Bulgarian lev	8.60%	0.1	—	(0.1)	—
Croatian kuna	8.77%	—	(0.1)	—	0.1
Czech Koruna	13.09%	0.1	—	(0.1)	—
Euro	8.62%	(19.1)	1.7	22.7	(2.0)
Romanian leu	9.98%	(0.1)	—	0.1	—
Russian rouble	10.92%	(0.3)	(6.6)	0.8	3.1
Serbian dinar	11.10%	—	—	0.1	—
Ukrainian hryvnia	2.59%	0.2	—	(0.3)	—

		(19.1)	(5.0)	23.2	1.2

Notes to the Consolidated Financial Statements (Continued)

29. Financial risk management (Continued)

2011 exchange risk sensitivity analysis

		Euro strengthens against local currency		Euro weakens against local currency
	% of historical volatility over a 12-moth period
		Loss/(Gain) in income statement € million	(Gain)/loss in equity € million	(Gain)/loss in income statement € million	(Gain)/loss in equity € million
Armenian dram	12.04%	0.4	—	(0.5)	—
Belarusian rouble	30.00%	(1.9)	—	3.6	—
Bulgarian lev	0.47%	(0.2)	—	0.2	—
Croatian kuna	1.68%	—	(0.1)	—	0.1
Czech koruna	6.71%	(1.6)	(1.3)	2.1	0.9
Hungarian forint	11.70%	(0.1)	(1.3)	0.1	1.4
Latvian Lati	1.48%	(0.1)	—	0.1	—
Moldovan leu	12.66%	0.2	1.0	(0.3)	(1.3)
Nigerian naira	15.46%	1.2	—	(1.6)	—
Polish zloty	10.31%	(1.0)	(4.5)	0.6	4.7
Romanian leu	4.76%	0.1	(1.4)	(0.2)	1.4
Russian rouble	8.66%	0.2	(3.4)	(1.3)	2.8
Serbian dinar	9.11%	0.3	—	(0.4)	—
Swiss franc	14.95%	3.5	(4.5)	(3.8)	4.6
UK sterling	8.02%	1.7	5.7	(1.6)	(6.8)
Ukrainian hryvnia	12.18%	0.8	—	(1.0)	—
US dollar	11.09%	20.8	6.6	(26.4)	(7.2)

		24.3	(3.2)	(30.4)	0.6

		US dollar strengthens against local currency		US dollar weakens against local currency
	% of historical volatility over a 12-moth period
		(Gain)/loss in income statement € million	(Gain)/loss in equity € million	Loss/(Gain) in income statement € million	Loss/(Gain) in equity € million
Belarusian rouble	20.00%	2.3	0.2	(3.5)	(0.3)
Bulgarian lev	11.09%	0.7	—	(0.8)	—
Croatian kuna	11.27%	(0.1)	(0.3)	0.1	0.3
Euro	11.09%	(22.5)	(2.2)	28.2	2.7
Nigerian naira	10.59%	—	4.1	—	(5.1)
Russian rouble	11.55%	(0.7)	(10.1)	0.3	10.2
Serbian dinar	14.33%	(0.2)	—	0.2	—
Swiss franc	15.98%	—	—	0.1	—
Ukrainian hryvnia	2.74%	0.1	—	(0.1)	—

		(20.4)	(8.3)	24.5	7.8

Commodity price risk

        The Group is affected by the volatility of certain commodity prices in relation to certain raw materials (being mainly sugar, aluminium, PET and fuel) necessary for the production of the Group's products.

Notes to the Consolidated Financial Statements (Continued)

29. Financial risk management (Continued)

        Due to the significantly increased volatility of commodity prices, the Group's Board of Directors has developed and enacted a risk management strategy regarding commodity price risk and its mitigation. Although the Group continues to contract prices with suppliers in advance, to reduce its exposure to the effect of short-term changes in the price of sugar, fructose and aluminium, the Group hedges the purchase price of sugar and aluminium using commodity swap contracts based on a rolling 36 month forecast. The Group Treasury's Risk management policy is to hedge minimum 50% and maximum 80% of commodity's exposure for the next twelve months.

        The following table presents details of the Group's income statement and equity sensitivity to increases and decreases in sugar and aluminium prices. The table does not show the sensitivity to the Group's total underlying sugar and aluminium exposure or the impact of changes in volumes that may arise from increase or decrease in sugar and aluminium prices. The sensitivity analysis determines the potential effect on profit or loss and equity arising from the Group's commodity swap contract positions as a result of the reasonably possible increases or decreases of the sugar and aluminium price. The sensitivity analysis for sugar and aluminium price risk was as follows:

31 December 2013

		Commodity price increases with all other variables held constant		Commodity price decreases with all other variables held constant
	% of historical volatility over a 12-month period/ per contract maturity
		(Gain)/loss in income statement € million	(Gain)/loss in equity € million	Loss/(Gain) in income statement € million	Loss/(Gain) in equity € million
Sugar	10.4%	(5.9)	—	5.9	—
Aluminium	18.1%	(4.8)	(5.1)	4.8	5.1

		(10.7)	(5.1)	10.7	5.1

31 December 2012

		Commodity price increases with all other variables held constant		Commodity price decreases with all other variables held constant
	% of historical volatility over a 12-month period/ per contract maturity
		(Gain)/loss in income statement € million	(Gain)/loss in equity € million	Loss/(Gain) in income statement € million	Loss/(Gain) in equity € million
Sugar	16.4%	(7.8)	—	7.8	—
Aluminium	19.8%	(0.6)	—	0.6	—

		(8.4)	—	8.4	—

Notes to the Consolidated Financial Statements (Continued)

29. Financial risk management (Continued)

31 December 2011

		Commodity price increases with all other variables held constant		Commodity price decreases with all other variables held constant
	% of historical volatility per contract maturity
		(Gain)/loss in income statement € million	(Gain)/loss in equity € million	Loss/(Gain) in income statement € million	Loss/(Gain) in equity € million
Sugar	27.9%	(11.1)	—	11.0	—

Interest rate risk

        The interest rate swap contracts with notional value of $500.0m, which were related to the $500.0m US dollar fixed rate debt, matured in September 2013.

        The sensitivity analysis in the following paragraph has been determined based on exposure to interest rates of both derivative and non-derivative instruments existing at the balance sheet date and assuming constant foreign exchange rates. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year. A 100 basis point increase or decrease represents management's assessment of a reasonably possible change in interest rates.

        If interest rates had been 100 basis points higher and all other variables were held constant, the Group's profit for the year ended 31 December 2013 would have decreased by €0.4m (2012: €4.7m, 2011: €5.0m). If interest rates had been 100 basis points lower and all other variables were held constant, the Group's profit for the year ended 31 December 2013 would have increased by €0.2m (2012: €4.7m, 2011: €5.0m). This is mainly attributable to the Group's very minor exposure to interest rate fluctuations as the majority of outstanding amount of debt is in the form of fixed rate bonds.

Credit risk

        The Group has limited concentration of credit risk across trade and financial counterparties. Policies are in place to ensure that sales of products and services on credit are made to customers with an appropriate credit history. The Group has policies that limit the amount of credit exposure to any single financial institution.

        The Group's maximum exposure to credit risk in the event that counterparties fail to perform their obligations at 31 December 2013 in relation to each class of recognised financial asset, is the carrying amount of those assets as indicated on the balance sheet.

        If credit is granted to customers, their credit quality is normally assessed using external agencies and historic experience. Credit limits are set accordingly. Further information regarding credit risk exposure is shown within Notes 12 and 13.

        With respect to derivative financial instruments, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The Group's maximum credit risk exposure for each derivative instrument is the carrying amount of the derivative (refer to Note 8). In addition, the Group regularly makes use of money market funds to invest temporarily excess cash balances and to diversify its counterparty risk. These funds all have a minimum AAA rating and strict investment limits are set, per fund, depending on the size of the fund.

Notes to the Consolidated Financial Statements (Continued)

29. Financial risk management (Continued)

        The Group only undertakes investment and derivative transactions with banks and financial institutions that have a minimum credit rating of 'BBB-' from Standard & Poor's and 'Baa3' from Moody's. Since June 2012 the Group has also introduced the Credit Default Swaps of a counterparty in order to measure more timely the credit worthiness of a counterparty and set up its counterparties in tiers in order to assign maximum exposure and tenor per tier. If the Credit Default Swaps of certain counterparty exceed 500bps the Group will stop trading derivatives with that counterparty and will try to cancel any deposits on a best effort basis.

Liquidity risk

        The Group actively manages liquidity risk to ensure there are sufficient funds available for any short-term and long-term commitments. Bank overdrafts and bank facilities, both committed and uncommitted, are used to manage this risk.

        Ultimate responsibility for liquidity risk management rests with the Board of Directors, which has built an appropriate liquidity risk management framework for the management of the Group's short, medium and long-term funding and liquidity requirements. The Group manages liquidity risk by maintaining adequate cash reserves and committed banking facilities, access to the debt and equity capital markets, and by continuously monitoring forecasted and actual cash flows. In Note 15, the undrawn facilities that the Group has at its disposal to manage liquidity risk are discussed under the headings 'Commercial paper programme and committed credit facilities' and 'Euro medium-term note programmes'.

        The following tables detail the Group's remaining contractual maturities for its financial liabilities. The tables include both interest and principal undiscounted cash flows assuming that interest rates remain constant from 31 December 2013.

	€ million up to 1 year	€ million 1-2 yrs	€ million 2-5 yrs	€ million over 5 years
Borrowings	530.3	371.4	769.5	916.3
Derivative liabilities	12.6	4.5	0.8	—
Trade and other payables	1,479.8	—	—	6.7

As at 31 December 2013	2,022.7	375.9	770.3	923.0

Borrowings	639.1	597.9	1,078.7	96.6
Derivative liabilities	8.3	2.2	0.2	—
Trade and other payables	1,461.6	—	—	6.7

As at 31 December 2012	2,109.0	600.1	1,078.9	103.3

        The Group hedges exposures to changes in the fair value of debt, as well as in the foreign exchange cash flows of debt by using a combination of interest rate and cross-currency swap contracts (refer to Notes 8 and 15). Therefore, the impact of these instruments has been included in the aggregate interest and principal undiscounted cash flows related to the underlying borrowings presented above.

Capital risk

        The Group's objectives when managing capital are to safeguard the Group's ability to continue as going concern and to maintain an optimal capital structure to reduce the cost of capital.

Notes to the Consolidated Financial Statements (Continued)

29. Financial risk management (Continued)

        In order to maintain or adjust the capital structure, the Group may increase or decrease debt, issue or buy back shares, adjust the amount of dividends paid to shareholders, or return capital to shareholders.

        The Group's goal is to maintain a conservative financial profile. This is evidenced by the credit ratings maintained with Standard & Poor's and Moody's. In May 2013, Standard & Poor's affirmed Coca-Cola Hellenic Bottling Company S.A "BBB+" long term, "A2" short term corporate credit ratings but removed the negative credit watch following the completion of re-domiciliation. The corporate credit ratings by Moody's remained unchanged over the period, i.e"Baa1" long-term and negative outlook.

        The Group monitors its capital structure on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Total capital is calculated as 'Total equity' plus 'Net debt' as shown in the consolidated balance sheet. The Group's strategy is to maintain a gearing ratio within a 35% to 45% range. The gearing ratios at 31 December 2013 and 2012 were as follows:

	2013 € million	2012 € million
Total borrowings (refer to Note 15)	2,299.8	2,159.7
Less: Cash and cash equivalents (refer to Note 14)	(737.5)	(439.1)

Net debt	1,562.3	1,720.6
Total Equity	2,967.3	3,006.5

Total capital	4,529.6	4,727.1

Gearing ratio	34%	36%

  Fair values of financial assets and liabilities

        For financial instruments such as cash, deposits, debtors and creditors, investments, short-term borrowings (excluding the current portion of bonds and notes payable) and other financial liabilities (other than bonds and notes payable), carrying values are a reasonable approximation of their fair values. According to the fair value hierarchy, the financial instruments measured at fair value are classified as follows:

Level 1

        The fair value of available-for-sale listed equity securities is based on quoted market prices at 31 December 2013. The fair value of bonds is based on quoted market prices at 31 December 2013.

Level 2

        The fair value of foreign currency forward contracts, foreign currency option contracts, commodity swap contracts, bonds and notes payable, interest rate swap contracts and cross-currency swap contracts is determined by using valuation techniques. These valuation techniques maximise the use of observable market data. The fair value of the foreign currency forward contracts, foreign currency option contracts, commodity swap contracts and cross-currency swap contracts is calculated by reference to quoted forward exchange, deposit rates and forward rate curve of the underlying commodity at 31 December 2013 for contracts with similar maturity dates. The fair value of interest rate option contracts is calculated by reference to the Black-Scholes valuation model and implied volatilities. The

Notes to the Consolidated Financial Statements (Continued)

29. Financial risk management (Continued)

fair value of interest rate swap contracts is determined as the difference in the present value of the future interest cash inflows and outflows based on observable yield curves.

Level 3

        The fair value of available-for-sale unlisted investments is determined through the use of estimated discounted cash flows.

        The following table provides the fair value hierarchy in which fair value measurements are categorised for assets and liabilities measured at fair value as at 31 December 2013:

	Level 1 € million	Level 2 € million	Level 3 € million	Total € million
Financial assets at FVTPL
Foreign currency forward contracts	—	1.9	—	1.9
Foreign currency option contracts	—	0.7	—	0.7
Commodity swap contracts	—	0.1	—	0.1
Derivative financial assets used for hedging
Fair value hedges
Foreign currency forward contracts	—	0.4	—	0.4
Foreign currency option contracts	—	0.1	—	0.1
Cash flow hedges
Foreign currency forward contracts	—	1.6	—	1.6
Foreign currency option contracts	—	1.0	—	1.0
Interest rate swap contracts	—	22.1	—	22.1
Available-for-sale financial assets
Equity securities	1.7	—	0.8	2.5

Total financial assets	1.7	27.9	0.8	30.4

Financial liabilities at FVTPL
Foreign currency forward contracts	—	(2.0)	—	(2.0)
Commodity swap contracts	—	(10.9)	—	(10.9)
Derivative financial liabilities used for hedging
Fair value hedges
Foreign currency forward contracts	—	(0.2)	—	(0.2)
Cash flow hedges
Foreign currency forward contracts	—	(2.1)	—	(2.1)
Foreign currency option contracts	—	(0.1)	—	(0.1)
Commodity swap contracts	—	(2.6)	—	(2.6)
Cross-currency swap contracts	—	(78.7)	—	(78.7)

Total financial liabilities	—	(96.6)	—	(96.6)

        There were no material changes in fair value measurements for Level 3 items for the year ended 31 December 2013. There have been no transfers between Level 1 and Level 2 in the period.

Notes to the Consolidated Financial Statements (Continued)

29. Financial risk management (Continued)

        The following table provides the fair value hierarchy in which fair value measurements are categorised for assets and liabilities measured at fair value as at 31 December 2012:

	Level 1 € million	Level 2 € million	Level 3 € million	Total € million
Financial assets at FVTPL
Foreign currency forward contracts	—	0.8	—	0.8
Foreign currency option contracts	—	0.2	—	0.2
Derivative financial assets used for hedging
Fair value hedges
Interest rate swap contracts	—	11.3	—	11.3
Cash flow hedges
Foreign currency forward contracts	—	0.6	—	0.6
Foreign currency option contracts	—	0.7	—	0.7
Interest rate swap contracts	—	35.8	—	35.8
Available-for-sale financial assets
Equity securities	1.0	—	0.7	1.7

Total financial assets	1.0	49.4	0.7	51.1

Financial liabilities at FVTPL
Foreign currency forward contracts	—	(0.8)	—	(0.8)
Cross-currency swap contracts	—	(67.8)	—	(67.8)
Commodity swap contracts	—	(5.8)	—	(5.8)
Derivative financial liabilities used for hedging
Fair value hedges
Foreign currency forward contracts	—	(0.5)	—	(0.5)
Cash flow hedges
Foreign currency forward contracts	—	(3.6)	—	(3.6)
Cross-currency swap contracts	—	(75.6)	—	(75.6)

Total financial liabilities	—	(154.1)	—	(154.1)

        There were no material changes in fair value measurements for Level 3 items for the year ended 31 December 2012.

Offsetting financial assets and financial liabilities

(a)
Financial assets

        The following financial assets are subject to offsetting, enforceable master netting similar agreements

Notes to the Consolidated Financial Statements (Continued)

29. Financial risk management (Continued)

As at 31 December 2013

	Gross amounts of recognised financial assets € million	Gross amounts of recognised financial liabilities set off in the balance sheet € million		Related amounts not set off in the balance sheet
			Net amounts of financial assets presented in the balance sheet € million
				Financial instruments € million	Cash collateral received € million	Net amount € million
Derivative financial assets	27.9	—	27.9	(24.8)	—	3.1
Cash and cash equivalents	760.2	(22.7)	737.5	—	—	737.5
Other current assets	788.4	(58.0)	730.4	—	—	730.4

Total	1,576.5	(80.7)	1,495.8	(24.8)	—	1,471.0

As at 31 December 2012

	Gross amounts of recognised financial assets € million	Gross amounts of recognised financial liabilities set off in the balance sheet € million		Related amounts not set off in the balance sheet
			Net amounts of financial assets presented in the balance sheet € million
				Financial instruments € million	Cash collateral received € million	Net amount € million
Derivative financial assets	49.4	—	49.4	(49.4)	—	—
Cash and cash equivalents	465.5	(26.4)	439.1	—	—	439.1
Other current assets	848.4	(47.1)	801.3	—	—	801.3

Total	1,363.3	(73.5)	1,289.8	(49.4)	—	1,240.4

(b)
Financial liabilities

        The following financial liabilities are subject to offsetting, enforceable master netting similar agreements

As at 31 December 2013

	Gross amounts of recognised financial liabilities € million	Gross amounts of recognised financial assets set off in the balance sheet € million		Related amounts not set off in the balance sheet
			Net amounts of financial liabilities presented in the balance sheet € million
				Financial instruments € million	Cash collateral pledged € million	Net amount € million
Derivative financial liabilities	96.6	—	96.6	(24.8)	(8.8)	63.0
Bank overdrafts	28.9	(22.7)	6.2	—	—	6.2
Other current liabilities	538.8	(58.0)	480.8	—	—	480.8

Total	664.3	(80.7)	583.6	(24.8)	(8.8)	550.0

Notes to the Consolidated Financial Statements (Continued)

29. Financial risk management (Continued)

As at 31 December 2012

	Gross amounts of recognised financial liabilities € million	Gross amounts of recognised financial assets set off in the balance sheet € million		Related amounts not set off in the balance sheet
			Net amounts of financial liabilities presented in the balance sheet € million
				Financial instruments € million	Cash collateral pledged € million	Net amount € million
Derivative financial liabilities	154.1	—	154.1	(49.4)	(23.5)	81.2
Bank overdrafts	43.0	(26.4)	16.6	—	—	16.6
Other current liabilities	482.9	(47.1)	435.8	—	—	435.8

Total	680.0	(73.5)	606.5	(49.4)	(23.5)	533.6

        The Group enters into derivative transactions under International Swaps and Derivatives Association (ISDA) master netting agreements or other similar agreements. In general, under such agreements the counterparties can elect to settle into one single net amount the aggregated amounts owed by each counterparty on a single day with respect of all outstanding transactions of the same currency and the same type of derivative. In the event of default or early termination all outstanding transactions under the agreement are terminated and subject to any set-off. These agreements do not meet all of the IAS 32 criteria for offsetting in the statement of financial position as the Group does not have any current legally enforceable right to offset amounts since the right can be applied if elected by both counterparties.

30. Contingencies

        The Greek Competition Authority issued a decision on 25 January 2002, imposing a fine on Coca-Cola Hellenic Bottling Company S.A. (following the merger now 3E Cyprus Limited) of approximately €2.9 million for certain discount and rebate practices and required changes to the Coca-Cola Hellenic Bottling Company S.A's commercial practices with respect to placing coolers in certain locations and lending them free of charge. On 16 June 2004, the fine was reduced on appeal to €1.8 million. On 29 June 2005, the Greek Competition Authority requested that Coca-Cola Hellenic Bottling Company S.A. provide information on its commercial practices as a result of a complaint by certain third parties regarding Coca-Cola Hellenic Bottling Company S.A.'s compliance with the decision of 25 January 2002. On 7 October 2005, Coca-Cola Hellenic Bottling Company S.A. was served with notice to appear before the Greek Competition Authority. On 14 June 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day that Coca-Cola Hellenic Bottling Company S.A. allegedly failed to comply with the decision of 25 January 2002. On 31 August 2006, Coca-Cola Hellenic Bottling Company S.A. deposited an amount of €8.9 million, reflecting the amount of the fine and applicable tax, with the Greek authorities. As a result of this deposit, Coca-Cola Hellenic Bottling Company S.A. increased the charge to its 2006 financial statements in connection to this case. On 23 November 2007, the Court of Appeals partly reversed and partly upheld the decision of the Greek Competition Authority reducing the amount of the fine to €5.9 million. The reduction of the fine by €2.8 million was recognised in Coca-Cola Hellenic Bottling Company S.A.'s 2007 income statement. Coca-Cola Hellenic Bottling Company S.A. has appealed the decision of the Court of Appeals to the extent it upholds the fine, to the Supreme Administrative Court of Greece. Coca-Cola Hellenic Bottling Company S.A. (following the merger now 3E Cyprus Limited) believes that it has substantial legal grounds for its appeal against the judgement of the Court of Appeals. The Greek Competition Authority and one of Coca-Cola Hellenic Bottling Company S.A.'s

Notes to the Consolidated Financial Statements (Continued)

30. Contingencies (Continued)

competitors have also appealed the decision of the Court of Appeals. There have been no material developments in the applicable litigation. Since 2008 when the case was first referred to the Supreme Administrative Court of Greece, hearings have been postponed due to the backlog of pending cases before the Court. Utilising advice from outside legal counsel, Coca-Cola Hellenic Bottling Company S.A. (following the merger now 3E Cyprus Limited) considers the risk of an increase to the amount of the fine and the possibility of further cash outflows as remote.

        In relation to the Greek Competition Authority's decision of 25 January 2002, one of Coca-Cola Hellenic Bottling Company S.A.'s competitors has filed a lawsuit against Coca-Cola Hellenic Bottling Company S.A. claiming damages in an amount of €7.7 million. The court of first instance heard the case on 21 January 2009 and subsequently rejected the lawsuit. The plaintiff has appealed the judgement and on 9 December 2013 the Athens Court of Appeals rejected the plaintiff's appeal. Following the spin-off, Coca-Cola HBC Greece S.A.I.C. substituted Coca-Cola Hellenic Bottling Company S.A. as defendant in this lawsuit. Coca-Cola HBC Greece S.A.I.C. has not provided for any losses related to this case.

        On 1 February 2012, the Greek Competition Commission conducted an inspection of Coca-Cola Hellenic Bottling Company S.A.'s (following the merger now 3E Cyprus Limited) operations as part of an investigation into the sparkling, juice and water categories. Coca-Cola HBC Greece S.A.I.C., by which the production, bottling and distribution division of Coca-Cola Hellenic Bottling Company S.A. was absorbed has a policy of strict compliance with Greek and EU competition law and it is cooperating fully with the Greek Competition Commission.

        In the second quarter of 2010, the Serbian Competition Authority opened an investigation into the commercial practices of our Serbian subsidiary for potential abuse of dominance in the market for distribution of alcoholic and non-alcoholic beverages. In December 2012, the authority addressed a statement of objections to our Serbian subsidiary on which our Serbian subsidiary responded in March 2013. We believe that our Serbian subsidiary has not violated any Serbian competition rules and we will challenge any such allegations vigorously.

        In 1992, our subsidiary Nigerian Bottling Company ("NBC") acquired a manufacturing facility in Nigeria from Vacunak, a Nigerian Company. In 1994, Vacunak filed a lawsuit against NBC, alleging that a representative of NBC had orally agreed to rescind the sale agreement and instead enter into a lease agreement with Vacunak. As part of its lawsuit Vacunak sought compensation for rent and loss of business opportunities. NBC discontinued all use of the facility in 1995. On August 19, 2013, NBC received the written judgment of the Nigerian court of first instance issued on 28 June 2012 providing for damages of approximately €38.5 million. NBC has filed an appeal against the judgment. Based on advice from NBC's outside legal counsel, we believe that it is unlikely that NBC will suffer material financial losses from this case. We have consequently not provided for any losses in relation to this case.

        The tax filings of the Group and its subsidiaries are routinely subjected to audit by tax authorities in most of the jurisdictions in which the Group conducts business. These audits may result in assessments of additional taxes. The Group provides additional tax in relation to the outcome of such tax assessments, to the extent that a liability is probable and estimable.

        The Group is also involved in various other legal proceedings. Management believes that any liability to the Group that may arise as a result of these pending legal proceedings will not have a

Notes to the Consolidated Financial Statements (Continued)

30. Contingencies (Continued)

material adverse effect on the results of operations, cash flows, or the financial position of the Group taken as a whole.

31. Commitments

(a)   Operating leases

        The total of future minimum lease payments under non-cancellable operating leases at 31 December was as follows:

	2013 € million	2012 € million
Less than one year	50.7	50.3
Later than one year but less than five years	115.5	130.4
Later than five years	20.2	25.2

Future minimum lease payments	186.4	205.9

        The total operating lease charges included within operating expenses for the years ended 31 December were as follows:

	2013 € million	2012 € million	2011 € million
Plant and equipment	66.5	74.1	67.9
Property	26.2	45.0	47.2

Total operating lease charges	92.7	119.1	115.1

(b)   Capital commitments

        At 31 December 2013 the Group had capital commitments amounting to €79.2m (2012: €89.7m). Of this, €2.5m related to the Company's share of the commitments of its joint operations (2012: €0.4m)

(c)   Long-term commitments

        At 31 December 2013 the Group had commitments to purchase raw materials and receive services amounting to €567.8m (2012: €299.7m). Of this, €2.0m related to the Company's share of the commitments of its joint operations (2012: €8.2m)

32. Directors' and senior management remuneration

        The total remuneration paid to or accrued for directors and the senior management team for 2013 amounted to €15.1m (2012: €11.4m). Salaries and other short-term benefits amounted to €10.3m (2012: €7.4m). Out of the total remuneration, the amount accrued for stock option grants during 2013 was €3.6m (2012: €3.0m). Pension and post employment benefits for directors and the senior management team during 2013 amounted to €0.7m (2012: €1.0m). Termination benefits for directors and the senior management team during 2013 amounted to €0.5m (2012: nil).

Notes to the Consolidated Financial Statements (Continued)

33. Related party transactions

(a)   The Coca-Cola Company

        As at 31 December 2013, TCCC indirectly owned 23.1% (2012: 23.2%) of the issued share capital of CCHBC. TCCC considers CCHBC to be a 'key bottler' and has entered into bottler's agreements with CCHBC in respect of each of CCHBC's territories. All the bottler's agreements entered into by TCCC and CCHBC are Standard International Bottler's ('SIB') agreements. The terms of the bottler's agreements grant CCHBC the right to produce and the exclusive right to sell and distribute the beverages of TCCC in each of the countries in which the Group operates. Consequently, CCHBC is obliged to purchase all concentrate for TCCC's beverages from TCCC, or its designee, in the ordinary course of business. On 10 October 2012, TCCC agreed to extend the term of the bottlers' agreements for further ten years until 2023. On 29 December 2008, Kar-Tess Holding and TCCC agreed to extend their existing shareholders' agreement, whereby the combined shareholdings of Kar-Tess Holding and TCCC in Coca Cola Hellenic Bottling Company S.A. will not fall below 44% for the period up to January 2014 and not below 40% for the period thereafter until 31 December 2018. However, On 22 February 2013, CCHBC announced that the shareholders' agreement of Kar-Tess Holding and TCCC would be terminated upon settlement of the voluntary share exchange offer and will not be renewed in relation to CCHBC.

        TCCC owns or has applied for the trademarks that identify its beverages in each of the countries in which the Group operates. TCCC has authorised CCHBC and certain of its subsidiaries to use the trademark 'Coca-Cola' in their corporate names.

        Total purchases of concentrate, finished products and other materials from TCCC and its subsidiaries during 2013 amounted to €1,432.7m (2012: €1,305.4m, 2011: €1,300.8m).

        TCCC makes discretionary marketing contributions to CCHBC's operating subsidiaries. The participation in shared marketing agreements is at TCCC's discretion and, where co-operative arrangements are entered into, marketing expenses are shared. Such arrangements include the development of marketing programmes to promote TCCC's beverages. Total net contributions received from TCCC for marketing and promotional incentives during the year amounted to €99.2m (2012: €70.6m, 2011: €76.5m). Contributions for price support and marketing and promotional campaigns in respect of specific customers are recorded in net sales revenue as an offset to promotional incentives paid to customers. In 2013, such contributions totalled €69.9m (2012: €51.2m, 2011: €49.0m). Contributions for general marketing programmes are recorded as an offset to selling expenses. In 2013, such contributions made by TCCC to CCHBC totalled €31.0m (2012: €20.1m, 2011: €21.9m) and the contributions of CCHBC to TCCC totalled €1.7m (2012: €0.7m, 2011: €9.0m). TCCC has also customarily made additional payments for marketing and advertising directly to suppliers as part of the shared marketing arrangements. The proportion of direct and indirect payments, made at TCCC's discretion, will not necessarily be the same from year to year. In addition, there were no support payments received from TCCC for the placement of cold drink equipments for the year ended 31 December 2013 (2012: €nil, 2011: €14.6m).

        During the year, the Group sold €28.2m of finished goods and raw materials to TCCC (2012: €25.1m, 2011: €32.8m).

        Other income primarily comprises rent, facility and other items of €1.6m (2012: €1.2m, 2011: €1.2m) and a toll-filling relationship in Poland of €19.0m (2012: €18.0m, 2011: €13.8m). Other expenses related to facility costs charged by TCCC and shared costs included in operating expenses amounted to €2.8m (2012: €1.5m, 2011: €4.0m).

Notes to the Consolidated Financial Statements (Continued)

33. Related party transactions (Continued)

        During 2013, 2012 and 2011 the Group did not make any purchases of franchise rights and did not receive any income from the sale of available-for-sale assets to TCCC.

        As at 31 December 2013, the Group had a total amount due from TCCC of €73.6m (2012: €49.6m), and a total amount due to TCCC of €215.4m of trade payables (2012: €154.0m).

(b)   Frigoglass S.A. ('Frigoglass')

        Frigoglass, a company listed on the Athens Exchange, is a manufacturer of coolers, cooler parts, glass bottles, crowns and plastics. Truad Verwaltungs AG, in its capacity as trustee of a private discretionary trust established for the primary benefit of present and future members of the family of the late Anastasios George Leventis, currently indirectly owns 44.5% of Frigoglass through Torval Investment Corp., Lavonos Limited, Thrush Investments Holdings, Tinola Holdings S.A., Boval Limited, Boval S.A., Rondo Holding S.A. and Eagle Enterprises A.E. Truad Verwaltungs AG, in its capacity as trustee of a private discretionary trust established for the primary benefit of present and future members of the family of the late Anastasios George Leventis, holds 100% of the share capital of Torval Investment Corp., whose 100% owned subsidiary Lavonos Limited holds 100% of the share capital of Boval Limited as nominee for Torval Investment Corp, where Boval Limited controls its 100% owned subsidiary Boval S.A., which controls Kar Tess Holding, which holds approximately 23.2% (2012: 23.3%) of CCHBC's total issued capital. Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which the Group has a 23.9% effective interest, through its investment in Nigerian Bottling Company plc (refer to Note 6).

        The Group entered into a supply agreement with Frigoglass for the purchase of cooling equipment in 1999. The supply agreement was extended in 2004, 2008 and most recently, in 2013, on substantially similar terms. CCHBC has the status of most favoured customer of Frigoglass, on a non-exclusive basis, provided that it obtains at least 60% (at prices which are negotiated on an annual basis and which must be competitive) of its annual requirements for cooling equipment from Frigoglass. The current agreement expires on 31 December 2018.

        During 2013, the Group made purchases of €118.9m (2012: €137.9m, 2011: €147.7m) of coolers, cooler parts, glass bottles, crowns and raw and plastics from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €10.6m (2012: €9.8m, 2011: €6.3m). In addition the Group recorded other income of €0.3m (2012: €0.8m, 2011: €1.0m). As at 31 December 2013, CCHBC owed €11.7m (2012: €21.4m) to, and was owed €0.5m (2012: €1.2m) by Frigoglass.

(c)   Directors

        Mr George A. David, Mr Haralambos K. Leventis, Mr Anastasios P. Leventis and Mr Anastassis G. David were originally nominated by Kar-Tess Holding to the board of CCHBC. Mr Irial Finan and Mr John Hunter were originally nominated by TCCC to the board of CCHBC. There have been no transactions between CCHBC and the directors except for remuneration (refer to Note 32).

(d)   Other

Beverage Partners Worldwide ('BPW')

        BPW is a 50/50 joint venture between TCCC and Nestlé. During 2013, the Group purchased inventory from BPW amounting to €89.4m (2012: €101.5m, 2011: €99.6m). As at 31 December 2013, CCHBC owed €0.3m (2012: €4.9m) to and was not owed any amounts (2012: €nil) by BPW.

Notes to the Consolidated Financial Statements (Continued)

33. Related party transactions (Continued)

Kar-Tess Holding

        As at 31 December 2013, Kar-Tess Holding owned 23.2% (2012: 23.3%, 2011: 23.3%) of the issued share capital of CCHBC.

        On 6 December, 2010 Kar-Tess Holding transferred 22,453,254 of Coca-Cola Hellenic Bottling Company S.A. shares and voting rights representing 6.13% of the total number of shares and voting rights of Coca-Cola Hellenic by transferring its 100% owned subsidiaries under the trade names "Sammy LLC", "Lucky 70 LLC", "Zoe 20 LLC", "Kooky LLC", "Utopia Business Company Ltd.", "Harmonia Commercial S.A.", "Ice Cold Holdings Limited" and "Red & White Holdings Limited" to entities and individuals, who were either ultimate beneficial owners of Kar-Tess Holding or have been nominated by them. None of the above persons owns individually more than 2% of the outstanding shares and voting rights of CCHBC.

        On 25 April 2013, when CCHBC became the new parent of the Group 14,925 shares had been held representing the initial ordinary shares of Coca Cola HBC acquired from Kar-Tess Holding at a total value of €1.6m.

Leventis Overseas & AG Leventis (Nigeria) PLC (the 'Leventis Companies')

        The Leventis Companies are related to CCHBC by way of common directors, as a result of which significant influence is considered to exist. During 2013, the Group purchased €17.9m (2012: €20.3m, 2011: €14.9m) of finished goods and other materials from the Leventis Companies. Furthermore the Group incurred rental expenses of €2.1m (2012: €2.1m, 2011: €2.8m) from the Leventis Companies. In addition during 2013 the Group incurred other expenses of €0.5m (2012: €0.3m, 2011: €0.3m) and did not record other income (2012: €nil, 2011: €0.3m) with the Leventis Companies. As at 31 December 2013, the Group owed €3.4m (2012: €2.5m) to, and was owed €0.1m (2012: €0.1m) by the Leventis Companies.

Other related parties

        During 2013, the Group did not record any sale of finished goods (2012: €0.5m, 2011: €1.6m) and purchased €1.6m (2012: €6.8m, 2011: €1.9m) of raw materials and finished goods from other related parties. In addition, during 2013, the Group incurred expenses of €34.0m (2012: €2.0m, 2011: €1.9m) mainly related to maintenance services for cold drink equipments and installations of coolers, fountains, vending and merchandising equipment from other related parties. Furthermore, during 2013, the Group recorded income of €3.9m (2012: €0.3m, 2011: €0.3m). At 31 December 2013, the Group owed €3.1m (2012: €0.7m) to, and was owed €5.6m (2012: €0.3m) by other related parties.

(e)   Joint Arrangements

        The Group purchased €25.6m of finished goods (2012: €31.0m, 2011: €28.9m) from joint arrangements. In addition, the Group received reimbursement for direct marketing expenses incurred of €0.6m for the year (2012:nil, 2011:nil). Furthermore incurred other expenses of €0.5m (2012: €0.4m, 2011: €0.1m) and recorded other income of €1.6m (2012: €0.2m, 2011: €0.2m). As at 31 December 2013, the Group owed €63.6m (2012: €67.5m) to, and was owed €9.1m (2012: €19.5m) by joint arrangements.

        There are no significant transactions with other related parties for the year ended 31 December 2013.

Notes to the Consolidated Financial Statements (Continued)

34. List of principal Group companies

        The following are the principal Group companies as at 31 December:

		% ownership
	Country of registration	2013	2012
3E (Cyprus) Limited(1)	Cyprus	100.0%	100.0%
AS Coca-Cola HBC Eesti	Estonia	100.0%	100.0%
Bankya Mineral Waters Bottling Company EOOD	Bulgaria	100.0%	100.0%
Brewinvest S.A. Group(2)	Greece	50.0%	50.0%
BrewTech B.V. Group(2)(3)	The Netherlands	50.0%	50.0%
CC Beverages Holdings II B.V.	The Netherlands	100.0%	100.0%
CCB Management Services GmbH	Austria	100.0%	100.0%
CCHBC Armenia CJSC	Armenia	90.0%	90.0%
CCHBC Bulgaria AD	Bulgaria	99.4%	85.4%
CCHBC Insurance (Guernsey) Limited	Guernsey	100.0%	100.0%
CCHBC IT Services Limited	Bulgaria	100.0%	100.0%
Coca-Cola Beverages Austria GmbH	Austria	100.0%	100.0%
Coca-Cola Beverages Belorussiya	Belarus	100.0%	100.0%
Coca-Cola Beverages Ceska republika, s.r.o.	Czech Republic	100.0%	100.0%
Coca-Cola Beverages Ukraine Ltd	Ukraine	100.0%	100.0%
Coca-Cola Bottlers Chisinau S.R.L.	Moldova	100.0%	100.0%
Coca-Cola Bottlers Iasi Srl	Romania	99.2%	99.2%
Coca-Cola Bottling Company (Dublin) Limited	Republic of Ireland	100.0%	100.0%
Coca-Cola HBC-Srbija d.o.o.	Serbia	100.0%	100.0%
Coca-Cola HBC B-H d.o.o. Sarajevo	Bosnia and Herzegovina	100.0%	100.0%
Coca-Cola HBC Finance B.V.	The Netherlands	100.0%	100.0%
Coca-Cola HBC Finance plc	England and Wales	100.0%	100.0%
Coca-Cola HBC Greece S.A.I.C.(4)	Greece	100.0%	100.0%
Coca-Cola HBC Holdings B.V.(5)	The Netherlands	100.0%	—
Coca-Cola HBC Hrvatska d.o.o.	Croatia	100.0%	100.0%
Coca-Cola HBC Hungary Ltd	Hungary	100.0%	100.0%
Coca-Cola HBC Ireland Limited	Republic of Ireland	100.0%	100.0%
Coca-Cola HBC Italia S.r.l.	Italy	100.0%	100.0%
Coca-Cola HBC Kosovo L.L.C.	Kosovo	100.0%	100.0%
Coca-Cola HBC Northern Ireland Limited	Northern Ireland	100.0%	100.0%
Coca-Cola HBC Polska sp. z o.o.	Poland	100.0%	100.0%
Coca-Cola HBC Romania Ltd	Romania	100.0%	100.0%
Coca-Cola HBC Slovenija d.o.o.	Slovenia	100.0%	100.0%
Coca-Cola HBC Slovenska republika, s.r.o.	Slovakia	100.0%	100.0%
Coca-Cola HBC Switzerland Ltd	Switzerland	99.9%	99.9%
Coca-Cola Hellenic B.V.(5)	The Netherlands	100.0%	—
Coca-Cola Hellenic Bottling Company-Crna Gora d.o.o., Podgorica	Montenegro	100.0%	100.0%
Coca-Cola Hellenic Business Service Organisation	Bulgaria	100.0%	100.0%
Coca-Cola Hellenic Procurement GmbH	Austria	100.0%	100.0%
Deepwaters Investments Ltd	Cyprus	50.0%	50.0%
Lanitis Bros Ltd	Cyprus	100.0%	100.0%

Notes to the Consolidated Financial Statements (Continued)

34. List of principal Group companies (Continued)

		% ownership
	Country of registration	2013	2012
LLC Coca-Cola HBC Eurasia	Russia	100.0%	100.0%
MTV West Kishinev Bottling Company S.A.	Moldova	100.0%	100.0%
Multon Z.A.O. Group(6)	Russia	50.0%	50.0%
Nigerian Bottling Company Ltd	Nigeria	100.0%	100.0%
SIA Coca-Cola HBC Latvia	Latvia	100.0%	100.0%
Star Bottling Limited	Cyprus	100.0%	100.0%
Star Bottling Services Corp.	British Virgin Islands	100.0%	100.0%
Tsakiris S.A.	Greece	100.0%	100.0%
UAB Coca-Cola HBC Lietuva	Lithuania	100.0%	100.0%
Valser Services AG	Switzerland	99.9%	99.9%
Vendit Ltd(7)	Republic of Ireland	—	100.0%
Yoppi Hungary Kft.	Hungary	100.0%	100.0%

(1)
Effective from 29 November 2013, Coca-Cola Hellenic Bottling Company S.A. merged into its wholly owned subsidiary in Cyprus, 3E (Cyprus) Limited.

(2)
Joint arrangement.

(3)
The BrewTech B.V. Group of companies is engaged in the bottling and distribution of soft drinks and beer in FYROM. In 2010, 2011 and up until April 2012 BrewTech B.V. Group formed part of the Brewinvest S.A. Group.

(4)
On 25 June 2012, Greek operations' operating assets and liabilities were transferred to Elxym S.A. in accordance with Greek Law 2166/1993. Effective from 1 August 2012, Elxym S.A. has been renamed "Coca-Cola HBC Greece S.A.I.C".

(5)
Incorporated in June 2013.

(6)
Joint arrangement.

(7)
Dissolved, effective 1 January 2013.

Notes to the Consolidated Financial Statements (Continued)

35. Financial information for issuer, Parent, Guarantor and Non-Guarantor Subsidiaries

        As discussed in Note 1, on 11 October 2012, CCHBC announced a voluntary share exchange offer to acquire all outstanding ordinary registered shares and all American depositary shares of Coca-Cola Hellenic Bottling Company S.A. As a result of the successful completion of this offer (the "reorganization"), on 25 April 2013, CCHBC became the new parent company of the Group.

        The $400m Notes due September 2015, (described in Note 15 Borrowings), were de-registered in 2013. These notes were issued by Coca-Cola HBC Finance BV (the "Issuer"), and are unconditionally and fully guaranteed, jointly and severally by CCHBC and Coca-Cola HBC Holdings B.V. and 3E (Cyprus) Limited (the "Guarantors"), which are 100% owned subsidiaries of CCHBC.

        The following condensed consolidated financial statements have been prepared on the new guarantor structure as of 31 December 2013, which came as a result of the reorganization, and present the financial position of the Issuer, CCHBC, consolidated Guarantors, and consolidated Non-Guarantors as of 31 December 2013 and 2012, as well as, their income statements, statements of comprehensive income, and cash flows for each of the years in the three year period ended 31 December 2013. CCHBC's income statement, statement of comprehensive income and cash flows are for the period 25 April 2013 through 31 December 2013.

        These condensed consolidated financial statements comply in all material respects with International Financial Reporting Standards as issued by the International Accounting Standards Board, except that investments in subsidiaries are accounted for under the equity method.

Notes to the Consolidated Financial Statements (Continued)

35. Financial information for issuer, Parent, Guarantor and Non-Guarantor Subsidiaries (Continued)

Condensed Consolidated Balance Sheet as of 31 December 2013

Assets	Issuer	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Intangible assets	—	—	—	1,921.3	—	1,921.3
Property, plant and equipment	—	1.1	2.1	2,898.7	—	2,901.9
Investments in subsidiaries	—	3,132.7	3,143.4	307.0	(6,583.1)	—
Intercompany loans	2,785.3	—	—	371.9	(3,157.2)	—
Other non-current assets	29.2	0.3	6.1	264.4	—	300.0

Total non-current assets	2,814.5	3,134.1	3,151.6	5,763.3	(9,740.3)	5,123.2

Inventories	—	—	—	429.0	—	429.0
Trade and other receivables	15.3	1.3	1.6	966.9	—	985.1
Intercompany loans	11.8	—	—	505.1	(516.9)	—
Intercompany receivables	—	8.3	4.8	12.6	(25.7)	—
Cash and cash equivalents	649.4	0.4	1.0	86.7	—	737.5
Total current assets	676.5	10.0	7.4	2,000.3	(542.6)	2,151.6

Total assets	3,491.0	3,144.1	3,159.0	7,763.6	(10,282.9)	7,274.8

Liabilities
Short-term borrowings	417.1	—	—	29.1	—	446.2
Intercompany borrowings	505.1	—	—	11.8	(516.9)	—
Intercompany payables	6.0	5.4	1.2	13.1	(25.7)	—
Other current liabilities	53.6	5.5	14.5	1,546.3	—	1,619.9

Total current liabilities	981.8	10.9	15.7	1,600.3	(542.6)	2,066.1

Long-term borrowings	1,695.5	—	—	158.1	—	1,853.6
Intercompany borrowings	365.1	170.7	6.8	2,614.6	(3,157.2)	—
Other non-current liabilities	141.6	0.3	3.8	242.1	—	387.8

Total non-current liabilities	2,202.2	171.0	10.6	3,014.8	(3,157.2)	2,241.4

Total liabilities	3,184.0	181.9	26.3	4,615.1	(3,699.8)	4,307.5

Equity
Attributable to owners of the parent	307.0	2,962.2	3,132.7	3,143.4	(6,583.1)	2,962.2
Non-controlling interests	—	—	—	5.1	—	5.1

Total Equity	307.0	2,962.2	3,132.7	3,148.5	(6,583.1)	2,967.3

Total Equity and liabilities	3,491.0	3,144.1	3,159.0	7,763.6	(10,282.9)	7,274.8

Notes to the Consolidated Financial Statements (Continued)

35. Financial information for issuer, Parent, Guarantor and Non-Guarantor Subsidiaries (Continued)

Condensed Consolidated Balance Sheet as of 31 December 2012

Assets	Issuer	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Intangible assets	—	—	—	1,944.6	—	1,944.6
Property, plant and equipment	—	—	2.6	3,038.8	—	3,041.4
Investments in subsidiaries	—	—	4,065.4	295.8	(4,361.2)	—
Intercompany loans	2,677.4	—	—	312.7	(2,990.1)	—
Other non-current assets	42.3	—	4.2	246.8	—	293.3

Total non-current assets	2,719.7	—	4,072.2	5,838.7	(7,351.3)	5,279.3

Inventories	—	—	—	458.0	—	458.0
Trade and other receivables	36.6	—	1.4	1,035.7	—	1,073.7
Intercompany loans	60.9	—	—	376.7	(437.6)	—
Intercompany receivables	—	—	12.6	0.2	(12.8)	—
Cash and cash equivalents	359.4	—	0.6	79.1	—	439.1
Total current assets	456.9	—	14.6	1,949.7	(450.4)	1,970.8

Total assets	3,176.6	—	4,086.8	7,788.4	(7,801.7)	7,250.1

Liabilities
Short-term borrowings	520.5	—	—	34.5	—	555.0
Intercompany borrowings	364.6	—	12.1	60.9	(437.6)	—
Intercompany payables	—	—	0.2	12.6	(12.8)	—
Other current liabilities	115.9	—	12.8	1,538.6	—	1,667.3

Total current liabilities	1,001.0	—	25.1	1,646.6	(450.4)	2,222.3

Long-term borrowings	1,428.9	—	—	175.8	—	1,604.7
Intercompany borrowings	312.7	—	1,065.7	1,611.7	(2,990.1)	—
Other non-current liabilities	138.2	—	7.3	271.1	—	416.6

Total non-current liabilities	1,879.8	—	1,073.0	2,058.6	(2,990.1)	2,021.3

Total liabilities	2,880.8	—	1,098.1	3,705.2	(3,440.5)	4,243.6

Equity
Attributable to owners of the parent	295.8	—	2,988.7	4,065.4	(4,361.2)	2,988.7
Non-controlling interests	—	—	—	17.8	—	17.8

Total Equity	295.8	—	2,988.7	4,083.2	(4,361.2)	3,006.5

Total Equity and liabilities	3,176.6	—	4,086.8	7,788.4	(7,801.7)	7,250.1

Notes to the Consolidated Financial Statements (Continued)

35. Financial information for issuer, Parent, Guarantor and Non-Guarantor Subsidiaries (Continued)

Condensed Consolidated Income Statement for the year ended 31 December 2013

	Issuer	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales revenue	—	—	—	6,874.0	—	6,874.0
Cost of goods sold	—	—	—	(4,438.5)	—	(4,438.5)
Gross profit	—	—	—	2,435.5	—	2,435.5
Operating income/(expenses)	1.9	(29.6)	(35.7)	(1,942.9)		(2,006.3)
Management fee recharge	—	(2.6)	36.0	(33.4)	—	—
Restructuring costs	—	—	—	(55.5)	—	(55.5)
Total operating income/(expenses), net	1.9	(32.2)	0.3	(2,031.8)	—	(2,061.8)
Operating profit/(loss)	1.9	(32.2)	0.3	403.7	—	373.7
Total finance costs, net	(84.3)	(1.0)	—	(6.2)	—	(91.5)
Total intercompany finance income/(expenses), net	92.6	(0.7)	(20.8)	(71.1)	—	—
Share of results of equity method investments	—	—	—	11.9	—	11.9
Income from subsidiaries	—	249.5	276.3	7.6	(533.4)	—
Profit before tax	10.2	215.6	255.8	345.9	(533.4)	294.1
Tax	(2.6)	—	(0.7)	(69.6)	—	(72.9)
Profit after tax	7.6	215.6	255.1	276.3	(533.4)	221.2
Attributable to:
Owners of the parent	7.6	215.6	255.1	276.3	(533.4)	221.2
Non-controlling interests	—	—	—	—	—	—

Notes to the Consolidated Financial Statements (Continued)

35. Financial information for issuer, Parent, Guarantor and Non-Guarantor Subsidiaries (Continued)

Condensed Consolidated Income Statement for the year ended 31 December 2012

	Issuer	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales revenue	—	—	—	7,044.7	—	7,044.7
Cost of goods sold	—	—	—	(4,522.2)	—	(4,522.2)
Gross profit	—	—	—	2,522.5	—	2,522.5
Operating expenses	(1.9)	—	(44.1)	(2,032.1)	—	(2,078.1)
Management fee recharge	—	—	30.1	(30.1)	—	—
Restructuring costs	—	—	—	(106.7)	—	(106.7)
Total operating expenses, net	(1.9)	—	(14.0)	(2,168.9)	—	(2,184.8)
Operating profit/(loss)	(1.9)	—	(14.0)	353.6	—	337.7
Total finance costs, net	(80.4)	—	—	(10.3)	—	(90.7)
Total intercompany finance income/(expenses), net	98.1	—	(38.2)	(59.9)	—	—
Share of results of equity method investments	—	—	—	11.6	—	11.6
Income from subsidiaries	—	—	236.5	12.0	(248.5)	—
Profit before tax	15.8	—	184.3	307.0	(248.5)	258.6
Tax	(3.8)	—	6.1	(67.5)	—	(65.2)
Profit after tax	12.0	—	190.4	239.5	(248.5)	193.4
Attributable to:
Owners of the parent	12.0	—	190.4	236.5	(248.5)	190.4
Non-controlling interests	—	—	—	3.0	—	3.0

Notes to the Consolidated Financial Statements (Continued)

35. Financial information for issuer, Parent, Guarantor and Non-Guarantor Subsidiaries (Continued)

Condensed Consolidated Income Statement for the year ended 31 December 2011

	Issuer	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Net sales revenue	—	—	—	6,824.3	—	6,824.3
Cost of goods sold	—	—	—	(4,254.7)	—	(4,254.7)
Gross profit	—	—	—	2,569.6	—	2,569.6
Operating income/(expenses)	1.7	—	(54.4)	(1,995.5)	—	(2,048.2)
Management fee recharge	—	—	39.6	(39.6)	—	—
Restructuring costs	—	—	(1.3)	(69.8)	—	(71.1)
Total operating income/(expenses), net	1.7	—	(16.1)	(2,104.9)	—	(2,119.3)
Operating profit/(loss)	1.7	—	(16.1)	464.7	—	450.3
Total finance costs, net	(83.3)	—	—	(11.9)	—	(95.2)
Total intercompany finance income/(expenses), net	93.3	—	(37.4)	(55.9)	—	—
Share of results of equity method investments	—	—	—	9.4	—	9.4
Income from subsidiaries	—	—	312.6	8.7	(321.3)	—
Profit before tax	11.7	—	259.1	415.0	(321.3)	364.5
Tax	(3.0)	—	5.3	(101.1)	—	(98.8)
Profit after tax	8.7	—	264.4	313.9	(321.3)	265.7
Attributable to:
Owners of the parent	8.7	—	264.4	312.6	(321.3)	264.4
Non-controlling interests	—	—	—	1.3	—	1.3

Condensed Consolidated Statement of Comprehensive Income for the year ended 31 December 2013

	Issuer	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Profit after tax	7.6	215.6	255.1	276.3	(533.4)	221.2
Other comprehensive income:
Items that may be reclassified to income statement, net	3.6	(107.3)	(110.4)	(120.1)	214.6	(119.6)
Items that will not be subsequently reclassified to income statement	—	0.2	0.6	9.2	—	10.0
Other comprehensive income for the year, net of tax	3.6	(107.1)	(109.8)	(110.9)	214.6	(109.6)
Total comprehensive income for the year	11.2	108.5	145.3	165.4	(318.8)	111.6
Total comprehensive income attributable to:
Owners of the parent	11.2	108.5	145.3	165.4	(318.8)	111.6
Non-controlling interests	—	—	—	—	—	—

Notes to the Consolidated Financial Statements (Continued)

35. Financial information for issuer, Parent, Guarantor and Non-Guarantor Subsidiaries (Continued)

Condensed Consolidated Statement of Comprehensive Income for the year ended 31 December 2012

	Issuer	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Profit after tax	12.0	—	190.4	239.5	(248.5)	193.4
Other comprehensive income:
Items that may be reclassified to income statement, net	0.1	—	11.4	21.1	(11.3)	21.3
Items that will not be subsequently reclassified to income statement	—	—	(2.7)	(9.9)	—	(12.6)
Other comprehensive income for the year, net of tax	0.1	—	8.7	11.2	(11.3)	8.7
Total comprehensive income for the year	12.1	—	199.1	250.7	(259.8)	202.1
Total comprehensive income attributable to:
Owners of the parent	12.1	—	199.1	247.7	(259.8)	199.1
Non-controlling interests	—	—	—	3.0	—	3.0

Condensed Consolidated Statement of Comprehensive Income for the year ended 31 December 2011

	Issuer	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Profit after tax	8.7	—	264.4	313.9	(321.3)	265.7
Other comprehensive income:
Items that may be reclassified to income statement, net	(4.2)	—	(76.6)	(49.3)	80.5	(49.6)
Items that will not be subsequently reclassified to income statement	—	—	—	(22.0)	—	(22.0)
Other comprehensive income for the year, net of tax	(4.2)	—	(76.6)	(71.3)	80.5	(71.6)
Total comprehensive income for the year	4.5	—	187.8	242.6	(240.8)	194.1
Total comprehensive income attributable to:
Owners of the parent	4.5	—	187.8	236.3	(240.8)	187.8
Non-controlling interests	—	—	—	6.3	—	6.3

Notes to the Consolidated Financial Statements (Continued)

35. Financial information for issuer, Parent, Guarantor and Non-Guarantor Subsidiaries (Continued)

Condensed Consolidated Cash Flow Statement for the year ended 31 December 2013

	Issuer	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net cash from / (used in) operating activities	5.2	(23.2)	7.5	795.4	—	784.9
Investing activities
Payments for purchases of property, plant and equipment	—	(0.8)	—	(379.4)	—	(380.2)
Proceeds from sales of property, plant and equipment	—	—	—	24.5	—	24.5
Net receipts from/(payments for) investments	—	—	—	15.2	—	15.2
Interest received	1.1	—	—	8.6	—	9.7
Intercompany interest received	99.2	1.8	—	5.9	(106.9)	—
Repayments of loans to Group Companies	1,846.8	—	—	761.2	(2,608.0)	—
Loans to Group Companies	(1,899.1)	—	—	(952.9)	2,852.0	—
Intercompany dividends received	—	—	1,084.6	—	(1,084.6)	—
Net cash from / (used in) investing activities	48.0	1.0	1,084.6	(516.9)	(947.5)	(330.8)
Financing activities
Payments for buy-out of non-controlling interest of Coca-Cola Hellenic Bottling Company SA	—	(1.0)	—	—	—	(1.0)
Payments for purchase of own shares	—	(1.6)	—	—	—	(1.6)
Proceeds from shares issued to employees exercising stock options	—	16.4	—	—	—	16.4
Purchase of shares held by non-controlling interests	—	—	—	(18.1)	—	(18.1)
Proceeds from external borrowings	1,569.8	10.0	—	16.9	—	1,596.7
Repayments of external borrowings	(1,415.4)	(45.5)	—	(27.7)	—	(1,488.6)
Principal repayments of finance lease obligations	—	—	—	(16.5)	—	(16.5)
Interest paid	(101.6)	(1.0)	—	(11.1)	—	(113.7)
Intercompany interest paid	(7.7)	(1.1)	(30.4)	(67.7)	106.9	—
Dividends paid to owners of the parent	—	(123.7)	—	—	—	(123.7)
Dividends paid to non-controlling interests	—	—	—	(4.5)	—	(4.5)
Loans from Group Companies	952.9	302.4	43.0	1,553.7	(2,852.0)	—
Repayments of loans from Group Companies	(761.2)	(133.1)	(1,104.3)	(609.4)	2,608.0	—
Intercompany dividends paid	—	(1.0)	—	(1,083.6)	1,084.6	—
Net cash from / (used in) financing activities	236.8	20.8	(1,091.7)	(268.0)	947.5	(154.6)
Net increase / (decrease) in cash and cash equivalents	290.0	(1.4)	0.4	10.5	—	299.5
Movement in cash and cash equivalents
Cash and cash equivalents at 1 January	359.4	—	0.6	79.1	—	439.1
Net increase / (decrease) in cash and cash equivalents	290.0	(1.4)	0.4	10.5	—	299.5
Effect of changes in exchange rates	—	—	—	(4.1)	—	(4.1)
Effect of consolidation of CCHBC	—	1.8	—	—	—	1.8
Hyperinflation impact on cash	—	—	—	1.2	—	1.2
Cash and cash equivalents at 31 December	649.4	0.4	1.0	86.7	—	737.5

Notes to the Consolidated Financial Statements (Continued)

35. Financial information for issuer, Parent, Guarantor and Non-Guarantor Subsidiaries (Continued)

Condensed Consolidated Cash Flow Statement for the year ended 31 December 2012

	Issuer	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net cash (used in) / from operating activities	(9.6)	—	(7.4)	770.6	—	753.6
Investing activities
Payments for purchases of property, plant and equipment	—	—	—	(395.5)	—	(395.5)
Proceeds from sales of property, plant and equipment	—	—	—	5.0	—	5.0
Net receipts from/(payments for) investments	—	—	—	(21.1)	—	(21.1)
Interest received	1.5	—	—	6.4	—	7.9
Intercompany interest received	103.9	—	—	4.8	(108.7)	—
Repayments of loans to Group Companies	1,295.5	—	—	665.9	(1,961.4)	—
Loans to Group Companies	(1,498.8)	—	—	(943.8)	2,442.6	—
Intercompany dividends received	—	—	14.5	24.6	(39.1)	—
Net cash from / (used in) investing activities	(97.9)	—	14.5	(653.7)	333.4	(403.7)
Financing activities
Return of share capital to shareholders	—	—	(123.4)	—	—	(123.4)
Proceeds from shares issued to employees exercising stock options	—	—	0.1	—	—	0.1
Purchase of shares held by non-controlling interests	—	—	—	(13.9)	—	(13.9)
Proceeds from external borrowings	1,082.2	—	—	6.0	—	1,088.2
Repayments of external borrowings	(1,148.0)	—	—	(38.2)	—	(1,186.2)
Principal repayments of finance lease obligations	—	—	—	(21.8)	—	(21.8)
Interest paid	(85.6)	—	—	(14.9)	—	(100.5)
Intercompany interest paid	(2.8)	—	(2.0)	(103.9)	108.7	—
Dividends paid to non-controlling interests	—	—	—	(1.0)	—	(1.0)
Loans from Group Companies	943.8	—	470.1	1,028.7	(2,442.6)	—
Repayments of loans from Group Companies	(665.9)	—	(327.0)	(968.5)	1,961.4	—
Intercompany dividends paid	—	—	(24.6)	(14.5)	39.1	—
Net cash from/ (used in) financing activities	123.7	—	(6.8)	(142.0)	(333.4)	(358.5)
Net increase / (decrease) in cash and cash equivalents	16.2	—	0.3	(25.1)	—	(8.6)
Movement in cash and cash equivalents
Cash and cash equivalents at 1 January	343.2	—	0.3	103.9	—	447.4
Net increase / (decrease) in cash and cash equivalents	16.2	—	0.3	(25.1)	—	(8.6)
Effect of changes in exchange rates	—	—	—	0.9	—	0.9
Hyperinflation impact on cash	—	—	—	(0.6)	—	(0.6)
Cash and cash equivalents at 31 December	359.4	—	0.6	79.1	—	439.1

Notes to the Consolidated Financial Statements (Continued)

35. Financial information for issuer, Parent, Guarantor and Non-Guarantor Subsidiaries (Continued)

Condensed Consolidated Cash Flow Statement for the year ended 31 December 2011

	Issuer	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net cash from operating activities	(14.0)	—	(11.8)	854.1	—	828.3
Investing activities
Payments for purchases of property, plant and equipment	—	—	—	(363.9)	—	(363.9)
Proceeds from sales of property, plant and equipment	—	—	—	10.9	—	10.9
Net receipts from/(payments for) investments	—	—	—	(38.1)	—	(38.1)
Interest received	3.8	—	—	4.9	—	8.7
Net receipts from disposal of subsidiaries	—	—	—	13.1	—	13.1
Net payments for acquisition of joint arrangement	—	—	—	(2.5)	—	(2.5)
Intercompany interest received	86.6	—	—	16.6	(103.2)	—
Repayments of loans to Group Companies	763.3	—	—	1,352.1	(2,115.4)	—
Loans to Group Companies	(510.2)	—	—	(1,242.0)	1,752.2	—
Intercompany dividends received	—	—	311.2	—	(311.2)	—
Net cash from /(used in) investing activities	343.5	—	311.2	(248.9)	(777.6)	(371.8)
Financing activities
Return of share capital to shareholders	—	—	(181.5)	—	—	(181.5)
Payment of expenses related to the share capital increase	—	—	(6.0)	—	—	(6.0)
Proceeds from shares issued to employees exercising stock options	—	—	4.7	—	—	4.7
Purchase of shares held by non-controlling interests	—	—	—	(74.2)	—	(74.2)
Proceeds from external borrowings	1,465.0	—	—	28.7	—	1,493.7
Repayments of external borrowings	(1,343.4)	—	—	(40.3)	—	(1,383.7)
Principal repayments of finance lease obligations	—	—	—	(48.1)	—	(48.1)
Interest paid	(97.3)	—	—	(11.6)	—	(108.9)
Intercompany interest paid	(6.5)	—	(10.1)	(86.6)	103.2	—
Dividends paid to non-controlling interests	—	—	—	(5.8)	—	(5.8)
Loans from Group Companies	1,242.0	—	42.8	467.4	(1,752.2)	—
Repayments of loans from Group Companies	(1,352.1)	—	(146.6)	(616.7)	2,115.4	—
Intercompany dividends paid	(125.0)	—	(2.7)	(183.5)	311.2	—
Net cash from/ (used in) financing activities	(217.3)	—	(299.4)	(570.7)	777.6	(309.8)
Net increase / (decrease) in cash and cash equivalents	112.2	—	—	34.5	—	146.7
Movement in cash and cash equivalents
Cash and cash equivalents at 1 January	231.0	—	0.3	75.4	—	306.7
Net increase in cash and cash equivalents	112.2	—	—	34.5	—	146.7
Effect of changes in exchange rates	—	—	—	1.6	—	1.6
Hyperinflation impact on cash	—	—	—	(7.6)	—	(7.6)
Cash and cash equivalents at 31 December	343.2	—	0.3	103.9	—	447.4

Notes to the Consolidated Financial Statements (Continued)

36. Post balance sheet events

        The events involving Ukraine and the Russian Federation during the first quarter of 2014 have, among other things, resulted in increased volatility in currency markets causing the Russian Rouble and the Ukrainian Hryvnia to depreciate significantly against some major currencies. As of 25 March 2014, the Russian Rouble and the Hryvnia have depreciated by 8.4% and 29.4% respectively against Euro compared to the 31 December 2013 exchange rates. Our 2013 net sales revenues for Russia and Ukraine represented 21.8% and 3.1% of the consolidated net sales revenues respectively, while non-current assets for Russia and Ukraine represented 15.6% and 2.5% of the consolidated non-current assets respectively as of 31 December 2013.

        During the first months of 2014 the Group incurred €4.6m of restructuring costs before tax, €3.4m in its established, €0.5m in its emerging and €0.7m in its developing markets.